Form 40-F
period 2002-12-31
NORSKE SKOG CANADA LTD
filed 2003-04-03
CIK 1144906

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

(Check One)

/ / Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                         or

/X/ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

     For Fiscal year ended: DECEMBER 31, 2002  Commission File number: 000-49751

                           NORSKE SKOG CANADA LIMITED
             (Exact name of Registrant as specified in its charter)

                CANADA                                      2621                                  NOT APPLICABLE
  (PROVINCE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION     (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)               CODE NUMBER, IF APPLICABLE)                  NUMBER IF APPLICABLE)

                     16TH FLOOR, 250 HOWE STREET, VANCOUVER,
                BRITISH COLUMBIA, CANADA, V6C 3R8 (604) 654-4000
    (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                   CT CORPORATION SYSTEM, 111 EIGHTH AVENUE,
                    NEW YORK, NEW YORK 10011 (212) 894-8700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT
                      FOR SERVICE IN THE UNITED STATES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
N/A

Title of each class: N/A        Name of each exchange on which registered: N/A

Securities registered or to be registered pursuant to Section 12(g) of the
Act: COMMON SHARES

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: COMMON SHARES

For annual reports, indicate by check mark the information filed with this form:
/X/ Annual Information Form           /X/ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 205,910,132 COMMON SHARES

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                                 Yes / /    82-______   No /X/

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes /X/    No / /

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

     Norske Skog Canada Limited (the "REGISTRANT") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

     The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

                             CONTROLS AND PROCEDURES

A.   EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As of a date within 90 days prior to the date of this report, the registrant conducted an evaluation (under the supervision and with the participation of the registrant's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") of the effectiveness of the design and operation of the registrant's disclosure controls and procedures. Based on this evaluation, the registrant's chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

B.   CHANGES IN INTERNAL CONTROLS

     There were no significant changes in the internal controls or in other factors that could significantly affect the registrant's internal controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                           FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included herein that address activities, events or developments that the registrant expects or anticipates will or may occur in the future, including such things as future cost savings, synergies or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our company's businesses and operations, plans, references to future success and other such matters and forward-looking statements. When used herein, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Whether actual future results and developments will conform with expectations and predictions is subject to a number of risks and uncertainties, including those considerations discussed in the "Management's Discussion and Analysis - Uncertainties" section of our annual report for the fiscal year ended December 31, 2002. Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to competition from other pulp and paper manufacturers; cyclical pricing and demand in markets for our products; requirements for additional capital expenditures; and availability of fiber supply.

Consequently, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the registrant will be realized. The registrant undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                      NORSKE SKOG CANADA LIMITED

                                      By:     "RALPH LEVERTON"
                                              ---------------------------
                                      Name:   RALPH LEVERTON
                                      Title:  Vice President, Finance
                                              and Chief Financial Officer

Date: April 2, 2003

                                 CERTIFICATIONS

I, Russell J. Horner, the President and Chief Executive Officer of Norske Skog Canada Limited (the "REGISTRANT"), certify that:

1.   I have reviewed this annual report on Form 40-F of the registrant;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "EVALUATION DATE"); and

     c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

                                      "RUSSELL J. HORNER"
                                      -------------------------------------
                                      Russell J. Horner
                                      President and Chief Executive Officer

I, Ralph Leverton, the Vice President, Finance and Chief Financial Officer of Norske Skog Canada Limited (the "REGISTRANT"), certify that:

1.   I have reviewed this annual report on Form 40-F the registrant;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "EVALUATION DATE"); and

     c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 2, 2003

                                      "RALPH LEVERTON"
                                      ---------------------------
                                      Ralph Leverton
                                      Vice President, Finance and
                                      Chief Financial Officer

                                   EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
1               Annual Information Form

2               Audited Consolidated Financial Statements of Norske Skog Canada
                Limited for the year ended December 31, 2002

3               Management's Discussion and Analysis

4               Consent of KPMG LLP

5               U.S. Reporting Difference