Form 40-F
NORSKE SKOG CANADA LTD
filed 2004-04-16
CIK 1144906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 40-F

(Check One)

☐

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:  December 31, 2003                   Commission File number:  [000-49751]

NORSKE SKOG CANADA LIMITED

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2621 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number if applicable)

16th Floor, 250 Howe Street, Vancouver,
British Columbia, Canada, V6C 3R8  (604) 654-4000
(Address and telephone number of Registrant’s principal executive office)

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

☑

Annual Information Form

☑

Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  214,604,120 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

☐

82-__________      No

☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes

☑

No

☐

C:\edgarfilings\norske\40f0416\f40cover.doc

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

Norske Skog Canada Limited (the “registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

The registrant conducted an evaluation (under the supervision and with the participation of the registrant’s management, including the chief executive officer and chief financial officer as of December 31, 2003), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the registrant’s disclosure controls and procedures.  Based on this evaluation, the registrant’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  It should be noted that while the registrant’s chief executive officer and chief financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.

Changes in Internal Controls

There was no change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

CODE OF ETHICS

The registrant has adopted a Code of Corporate Ethics and Behaviour that applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer.  The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the registrant’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations.  The Code of Corporate Ethics and Behaviour is available at the registrant’s website at www.norskecanada.com.

AUDIT COMMITTEE

The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are Thomas Chambers, Harold Kvisle, Trevor Johnstone, Jan Kildal, Keith Purchase, William Rosenfeld and Thomas Stephens.

AUDIT COMMITTEE FINANCIAL EXPERT

The registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Messrs. Chambers, Johnstone, Kildal, Purchase and Stephens have been determined to be audit committee financial experts for the purposes of applicable legislation.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees in Canadian dollars:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$709,100	$850,800
Audit Related Fees	106,200	129,500
Tax Fees	156,100	329,000
All Other Fees	-	-
	$971,400	$1,309,300

The nature of each category of fee is described below:

Audit Fees

Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Form 40-F, Annual Information Form, Management Proxy Circular and offering memoranda.

Audit Related Fees

Includes assurance and related services provided by the independent auditor that are related to the performance of the audit, principally for accounting assistance, the audit of the registrant’s pension plan and the audit of a wholly owned subsidiary.

Tax Fees

Relates to tax compliance services provided by the independent auditor, including assistance with questions regarding tax audits.

The Audit Committee is responsible for pre-approving audit and non-audit services provided by the independent auditor.  The Audit Committee has delegated to its Chairman the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve non-audit services provided by the independent auditor up to a maximum amount of CDN$100,000 in the aggregate.  All such pre-approvals shall be reported by the Chairman at the meeting of the Audit Committee next following the pre-approval.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows of the registrant’s contractual obligations as of December 31, 2003, excluding amounts due for interest on outstanding indebtedness:

	Payments due by Period (In millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	$845.8	$—	$12.5	$—	$833.3
Capital lease obligations	8.8	0.7	1.5	1.5	5.1
Operating leases	101.4	9.6	18.2	14.9	58.7
Total	$956.0	$10.3	$32.2	$16.4	$897.1

OFF BALANCE SHEET ARRANGEMENTS

We use financial instruments to reduce our exposure to foreign currency and price risks associated with our revenues and costs.  We consider these instruments important to the company in terms of cash flow for their ability to hedge against changes in the foreign exchange on which much of our revenues are based, the prices of our products and energy inputs.

At December 31, 2003, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights our foreign currency options and forward contracts outstanding to sell U.S. dollars at December 31, 2003:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764

13 to 24 months	$105	1.3647	$54	1.4539	$9	1.5269
As at December 31, 2002
0 to 12 months	$297	1.5595	$285	1.6095	$118	1.5330
13 to 24 months	$133	1.5695	$127	1.6263	$38	1.6123

At period-end exchange rates, the amount that we would receive to settle the above contracts and options is $74.1 million, of which $15.3 million has been included in accounts receivable and accounts payable.

At December 31, 2003, our long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$264.1 million over a four-year period, at rates averaging 1.5153.  At period end exchange rates, the net amount we would pay to settle these contracts is $50.0 million.

We also use financial instruments to reduce our exposure to energy costs. At December 31, 2003, we had oil swaps to purchase 377,000 barrels at an average contract rate of US$23.37 per barrel, settling between January 2004 and March 2005, and natural gas swaps to purchase 1.6 million gigajoules (“Gj”) at an average contract rate of US$3.89 per Gj, settling between January 2004 and October 2004.  At year-end rates, the net amount we would receive to settle these contracts is $3.6 million.

From time to time, we enter into interest rate swaps to manage our exposure to changes in long-term fixed interest rates associated with our senior notes. During the year, we terminated US$105.0 million of fixed-to-floating interest swaps for proceeds of $15.9 million. These funds were applied against our revolving operating loan.  No interest swaps were outstanding at December 31, 2003.

FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included herein that address activities, events or developments that the registrant expects or anticipates will or may occur in the future, including such things as future cost savings, synergies or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our company’s businesses and operations, plans, references to future success and other such matters and forward-looking statements.  When used herein, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe” and similar expressions are intended to identify forward-looking statements.  Whether actual future results and developments will conform with expectations and predictions is subject to a number of risks and uncertainties, including those considerations discussed in the “Management’s Discussion and Analysis - Uncertainties” section of our annual report for the fiscal year ended December 31, 2003.  Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to competition from other pulp and paper manufacturers; cyclical pricing and demand in markets for our products; requirements for additional capital expenditures; and availability of fiber supply.

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

NORSKE SKOG CANADA LIMITED

By:

“Ralph Leverton”
Name:   Ralph Leverton
Title:  Vice President, Finance

and Chief Financial Officer

Date:  April 15, 2004

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form
2	Audited Consolidated Financial Statements of Norske Skog Canada Limited for the year ended December 31, 2003
3	Management’s Discussion and Analysis
4	Consent of KPMG LLP
5	Certifications