Form 40-F
period 2004-12-31
NORSKE SKOG CANADA LTD
filed 2005-03-28
CIK 1144906

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange
    Act of 1934
                                     or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange
    Act of 1934

    For fiscal year ended: DECEMBER 31, 2004   Commission File number: 000-49751

                           NORSKE SKOG CANADA LIMITED
             (Exact name of Registrant as specified in its charter)

     CANADA                          2621                      98-0138030
(Province or other       (Primary standard industrial       (I.R.S. employer
  jurisdiction of             classification code            identification
 incorporation or           number, if applicable)             number, if
   organization)                                              applicable)

                     16TH FLOOR, 250 HOWE STREET, VANCOUVER,
                BRITISH COLUMBIA, CANADA, V6C 3R8 (604) 654-4000
    (Address and telephone number of Registrant's principal executive office)

   CT CORPORATION, 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011 (212) 894-8700 (Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:  N/A

Title of each class:  N/A        Name of each exchange on which registered:  N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON SHARES

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: COMMON SHARES

For annual reports, indicate by check mark the information filed with this form:
[X] Annual Information Form       [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 214,604,120 COMMON SHARES

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                                  Yes [ ] 82-__________ No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes [X] No [ ]

                           FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included or incorporated by reference in this annual report on Form 40-F constitute "forward-looking statements" within the meaning of section 21E of the Exchange Act. Statements that address activities, events or developments that Norske Skog Canada Limited (the "Registrant") expects or anticipates will or may occur in the future, including such things as future cost savings, synergies or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Registrant's businesses and operations, plans, references to future success and other such matters constitute forward-looking statements. When used herein, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Whether actual future results and developments will conform with expectations and predictions is subject to a number of risks and uncertainties, including those considerations discussed in the "Management's Discussion and Analysis - Risks and Uncertainties" section of the Registrant's annual report for the fiscal year ended December 31, 2004. Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to, competition from other pulp and paper manufacturers, cyclical pricing and demand in markets for the Registrant's products, requirements for additional capital expenditures, and availability of fibre supply.

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

                             CONTROLS AND PROCEDURES

A.    EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

      The Registrant conducted an evaluation (under the supervision and with the participation of the Registrant's management, including the chief executive officer and chief financial officer as of December 31, 2004), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on this evaluation, the Registrant's chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC") and (b) accumulated and communicated to the Registrant's management including the Registrant's chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Registrant's chief executive officer and chief financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.    CHANGES IN INTERNAL CONTROLS

      There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Messrs. Chambers, Kvisle, Johnstone, Lerstad and Purchase have been determined to be audit committee financial experts for the purposes of applicable legislation.

                                 CODE OF ETHICS

The Registrant has adopted a Code of Corporate Ethics and Behaviour that applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person's performance of his or her duties and is designed so that the Registrant's affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Code of Corporate Ethics and Behaviour is available at the Registrant's website at www.norskecanada.com.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees in Canadian dollars(1):

                          Year Ended December 31, 2004          Year Ended December 31, 2003
                          ----------------------------          ----------------------------
Audit Fees                        $  732,200                            $  709,100
Audit Related Fees                   124,500                                99,900
Tax Fees                              90,900                               156,100
All Other Fees                             -                                     -
                                  ----------                            -----------
                                  $  947,600                            $  965,100

(1) The exchange rates at December 31, 2004 and 2003, based on the Bank of Canada noon spot rate were $1.302 and $1.402 (C$/US$), respectively.

The nature of each category of fee is described below:

Audit Fees

Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Form 40-F, Annual Information Form, Management Proxy Circular and offering memoranda.

Audit Related Fees

Includes assurance and related services provided by the independent auditor that are related to the performance of the audit, principally for general advice on accounting standards, the audit of the Registrant's pension plan and the audit of a wholly owned subsidiary.

Tax Fees

Relates to tax compliance services provided by the independent auditor, including assistance with questions regarding tax audits.

The Audit Committee is responsible for pre-approving audit and non-audit services provided by the independent auditor. The Audit Committee has delegated to its Chairman the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve non-audit services provided by the independent auditor up to a maximum amount of CDN$100,000 in the aggregate. All such pre-approvals shall be reported by the Chairman at the next meeting of the Audit Committee following the pre-approval.

                         OFF BALANCE SHEET ARRANGEMENTS

The Registrant uses financial instruments to reduce its exposure to foreign currency and price risks associated with its revenues, costs and long-term debt. The Registrant considers these financial instruments important in terms of cash flow for their ability to hedge against changes in the U.S. dollar on which much of its revenues are based, the prices of its products and energy inputs. The Registrant also uses interest swaps to reduce its exposure to long-term interest rates associated with its senior notes.

At December 31, 2004, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights the Registrant's foreign currency options and forward contracts outstanding to sell U.S. dollars at December 31, 2004:

                                                  OPTIONS
                      ---------------------------------------------------------------
                                  FLOOR                             CEILING                    FORWARD CONTRACTS
                      ---------------------------------------------------------------
                                       AVERAGE RATE                      AVERAGE RATE                    AVERAGE RATE
TERM                  US$MILLIONS       CDN$ / US$        US$MILLIONS     CDN$ / US$     US$MILLIONS      CDN$ / US$
----                  -----------      ------------       -----------    ------------    -----------     ------------
As at December 31, 2004

0 to 12 months          $   422           1.2902           $    362         1.3588         $    49          1.2798
13 to 24 months         $    56           1.2882           $     56         1.3693         $     -               -

As at December 31, 2003

0 to 12 months          $   324           1.4477           $    142         1.5756         $    56          1.5764
13 to 24 months         $   105           1.3647           $     54         1.4539         $     9          1.5269

At period-end exchange rates, the amount that the Registrant would receive to settle the above contracts and options is $50.2 million, of which $14.2 million has been included in sales and prepaids and other.

At December 31, 2004, the Registrant's long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$115.5 million over a three-year period, at rates averaging CDN$1.5753/US$. At period end exchange rates, the net amount the Registrant would pay to settle these contracts is $41.7 million.

The Registrant also uses financial instruments to reduce the Registrant's exposure to energy costs. At December 31, 2004, the Registrant had oil swaps to purchase 205,000 barrels at an average contract rate of US$25.33 per barrel, settling between January 1, 2005 and March 31, 2007, and natural gas swaps to purchase 0.6 million gigajoules ("Gj") at an average contract rate of US$5.58 per Gj, settling between January 1, 2005 and March 31, 2005. At year-end rates, the net amount the Registrant would receive to settle these contracts is $3.8 million.

From time to time, the Registrant enters into interest rate swaps to manage the Registrant's exposure to changes in long-term fixed interest rates associated with its senior notes. The Registrant entered into fixed-to-floating interest rate swaps on US$30 million, under which the Registrant will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 1.97%. The swaps mature March 1, 2014 and are cancellable at the counterparties' option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. At period end rates, the net amount the Registrant would receive to settle these contracts is $1.4 million.

                             CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows of the Registrant's contractual obligations as of December 31, 2004, excluding amounts due for interest on outstanding indebtedness:

                                                               Payments due by Period
                                                         (In millions of Canadian dollars)
                                 ---------------------------------------------------------------------------------
                                                       Less than          1-3             3-5            More than
CONTRACTUAL OBLIGATIONS               Total             1 Year           Years           Years            5 Years
-----------------------          ----------------    -------------    ----------      -----------       ----------
Long-term debt                      $   823.6          $      -        $      -        $    37.6         $   786.0

Capital lease obligations                 8.0               0.7             1.5              1.5               4.3

Operating leases                        105.6              13.3            22.5             17.0              52.8
                                    ---------          --------        --------        ---------         ---------
Total                               $   937.2          $   14.0        $   24.0        $    56.1         $   843.1

                                    =========          ========        ========        =========         =========

                                 AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Thomas Chambers, Harold Kvisle, Trevor Johnstone, Vidar Lerstad and Keith Purchase. Each of Messrs. Chambers, Kvisle, Johnstone, Lerstad and Purchase are independent as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    UNDERTAKING

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

                           NORSKE SKOG CANADA LIMITED

                           By: "Ralph Leverton"
                           Name: RALPH LEVERTON
                           Title: Vice President, Finance
                                  and Chief Financial Officer

Date: March 28, 2005

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

1             Annual Information Form

2 Audited Consolidated Financial Statements of Norske Skog Canada Limited as at and for the year ended December 31, 2004

3             Management's Discussion and Analysis

4             Consent of KPMG LLP

9 Indenture, dated as of March 23, 2004, governing the Registrant's 7 3/8% Senior Notes due 2014, among the Registrant, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee.

10 Credit Agreement, dated as of July 19, 2002, among the Registrant, the subsidiary restricted parties named therein, TD Securities and RBC Capital Markets as arrangers, the Toronto-Dominion Bank, as administration agent, Royal Bank of Canada as syndication agent, and the lender parties named therein (the "Credit Agreement").

11 First Amending Agreement to Credit Agreement, dated as of May 8, 2003, among the Registrant, the subsidiary restricted parties named therein, The Toronto-Dominion Bank, as administration agent, and the lender parties named therein.

12 Second Amending Agreement to Credit Agreement, dated August 6, 2003 among the Registrant, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

13 Third Amending Agreement to Credit Agreement, dated May 28, 2004, among the Registrant, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

14 Omnibus Pledge Agreement, dated as of July 19, 2002, entered into by certain wholly owned subsidiaries of the Registrant and The Toronto-Dominion Bank pursuant to the Credit Agreement.

15 Aggregate Repricing Agreement, dated as of May 14, 2003, among Norske Skog Canada Finance Limited, certain lenders or affiliates of lenders named in the Credit Agreement and Royal Bank of Canada as group valuation agent, with respect to the repricing from time to time of certain secured derivative contracts entered into by Norske Skog Canada Finance Limited.

16 Indenture, dated as of May 15, 2003, governing the Registrant's 8 5/8% Senior Notes due 2011, among the Registrant, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "2003 Notes Indenture").

17 First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Registrant, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

31.1 Certification of Russell J. Horner, President and Chief Executive Officer, pursuant to Rule 13a - 14(a).

31.2 Certification of Ralph Leverton, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(a).

32.1 Certification of Russell J. Horner, President and Chief Executive Officer, pursuant to Rule 13a - 14(b).

32.2 Certification of Ralph Leverton, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(b).