Form 40-F
period 2005-12-31
CATALYST PAPER CORP
filed 2006-02-06
CIK 1144906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2005	Commission File number: 000-49751

CATALYST PAPER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada	2621	98-0138030
(Province or other jurisdiction of	(Primary standard industrial classification	(I.R.S. employer identification
incorporation or organization)	code number, if applicable)	number, if applicable)

16th Floor, 250 Howe Street, Vancouver,
British Columbia, Canada, V6C 3R8 (604) 654-4000
(Address and telephone number of Registrant’s principal executive office)

CT Corporation, 111 Eighth Avenue, New York, New York 10011 (212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: N/A

Title of each class: N/A	Name of each exchange on which registered: N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 214,604,120 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-__________ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included or incorporated by reference in this annual report on Form 40-F constitute “forward-looking statements” within the meaning of section 21E of the Exchange Act. Statements that address activities, events or developments that Catalyst Paper Corporation (the “Registrant”) expects or anticipates will or may occur in the future, including such things as future cost savings, synergies or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Registrant’s businesses and operations, plans, references to future success and other such matters constitute forward-looking statements. When used herein, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe” and similar expressions are intended to identify forward-looking statements. Whether actual future results and developments will conform with expectations and predictions is subject to a number of risks and uncertainties, including those considerations discussed in the “Management’s Discussion and Analysis – Risks and Uncertainties” section of the Registrant’s annual report for the fiscal year ended December 31, 2005. Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to, competition from other pulp and paper manufacturers, cyclical pricing and demand in markets for the Registrant’s products, requirements for additional capital expenditures, and availability of fibre supply.

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

CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation under the supervision and with the participation of the Registrant’s management, including the chief executive officer and chief financial officer, as of December 31, 2005, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”) and (b) accumulated and communicated to the Registrant’s management including the Registrant’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Registrant’s chief executive officer and chief financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.	Changes in Internal Controls

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Messrs. Chambers, Johnstone, Lerstad, Purchase, Dragvik and Collins and Ms. Laberge have been determined to be audit committee financial experts for the purposes of applicable legislation. Each of them is independent as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange.

CODE OF ETHICS

The Registrant has adopted a Code of Corporate Ethics and Behaviour that applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Registrant’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Code of Corporate Ethics and Behaviour is available at the Registrant’s website at www.catalystpaper.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees in Canadian dollars(1):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$594,200	$732,200
Audit Related Fees	188,600	124,500
Tax Fees	139,900	90,900
All Other Fees	-	-
	$922,700	$947,600

(1)	The exchange rates at December 31, 2005 and 2004, based on the Bank of Canada noon spot rate were $1.166 and $1.204 (C$/US$), respectively.

The nature of each category of fee is described below:

Audit Fees

Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Form 40-F, Annual Information Form, Management Proxy Circular and offering memoranda.

Audit Related Fees

Includes assurance and related services provided by the independent auditor that are related to the performance of the audit, principally for general advice on accounting standards, the audit of the Registrant’s pension plan and the audit of a wholly owned subsidiary.

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

OFF BALANCE SHEET ARRANGEMENTS

The Registrant uses financial instruments to reduce its exposure to foreign currency and price risks associated with its revenues, costs and long-term debt. The Registrant considers these financial instruments important in terms of cash flow for their ability to hedge against changes in the U.S. dollar on which much of its revenues, the prices of its products and energy inputs are based. The Registrant also uses interest swaps to reduce its exposure to long-term interest rates associated with its senior notes.

At December 31, 2005, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights the Registrant’s foreign currency options and forward contracts outstanding to sell U.S. dollars at December 31, 2005:

	Options
	Purchased Options		Sold Options		Forward Contracts
		Average Rate		Average Rate		Average Rate
Term	US$Millions	Cdn$ / US$	US$Millions	Cdn$ / US$	US$Millions	Cdn$ / US$

As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	$50	1.1447	$–	–	$–	–

As at December 31, 2004

0 to 12 months	$422	1.2902	$362	1.3588	$49	1.2798
13 to 24 months	$56	1.2882	$56	1.3693	$–	–

At period-end exchange rates, the net amount that the Registrant would receive to settle the above contracts and options is $23.6 million, of which $13.1 million is included in prepaids and other, and $7.7 million has been recognized and included in sales.

At December 31, 2005, the Registrant’s long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$59 million over a two-year period, at rates averaging CDN$1.5802/US$ . At period end exchange rates, the net amount the Registrant would pay to settle these contracts is $24.3 million.

The Registrant also uses financial instruments to reduce the Registrant’s exposure to energy costs. At December 31, 2005, the Registrant had oil swaps to purchase 50,000 barrels at an average contract rate of US$28.25 per barrel, settling between January 1, 2006 and March 31, 2007, and natural gas swaps to purchase 0.2 million MMBTUs at an average contract rate of US$6.67 per MMBTU settling on March 31, 2006. At year-end rates, the net amount the Registrant would receive to settle these contracts is $2.7 million.

From time to time, the Registrant enters into interest rate swaps to manage the Registrant’s exposure to changes in long-term fixed interest rates associated with its senior notes. The Registrant entered into fixed-to-floating interest rate swaps on US$40 million, under which the Registrant will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 2.0% . The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. At period end rates, the net amount the Registrant would receive to settle these contracts is $0.4 million.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows of the Registrant’s contractual obligations as of December 31, 2005, excluding amounts due for interest on outstanding indebtedness:

	Payments due by period
	(In millions of Canadian dollars)
Contractual Obligations
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
Long-term debt	$861.9	$–	$6.5	$75.0	$780.4
Capital lease obligations	7.1	0.7	1.4	1.4	3.6
Operating leases	93.4	12.8	19.4	14.9	46.3
Total	$962.4	$13.5	$27.3	$91.3	$830.3

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

CATALYST PAPER CORPORATION

By:	/s/ Ralph Leverton
Name:	Ralph Leverton
Title:	Vice President, Finance
and Chief Financial Officer

Date: February 3, 2006

EXHIBIT INDEX

Exhibit No.	Description

1	Annual Information Form

2	Audited Consolidated Financial Statements of Catalyst Paper Corporation as at and for the year ended December 31, 2005

3	Management’s Discussion and Analysis

4	Consent of KPMG LLP

5	Certification of Russell J. Horner, President and Chief Executive Officer, pursuant to Rule 13a–14(a).

6	Certification of Ralph Leverton, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(a).

7	Certification of Russell J. Horner, President and Chief Executive Officer, pursuant to Rule 13a–14(b).

8	Certification of Ralph Leverton, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(b).

9
Fourth Amending Agreement to Credit Agreement dated July 12, 2005 among the Corporation, its subsidiary restricted parties named therein, the Toronto Dominion Bank, as administrative agent, and the lender parties thereto.