Form 40-F
period 2006-12-31
CATALYST PAPER CORP
filed 2007-02-14
CIK 1144906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2006 Commission File number: 000-49751

CATALYST PAPER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2621 (Primary standard industrial classification code number, if applicable)	98-0138030 (I.R.S. employer identification number, if applicable)

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceeding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included or incorporated by reference in this annual report on Form 40-F constitute “forward-looking statements” within the meaning of section 21E of the Exchange Act. Statements that address activities, events or developments that Catalyst Paper Corporation (the “Registrant”) expects or anticipates will or may occur in the future, including such things as future cost savings, performance improvements, synergies or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Registrant’s businesses and operations, plans, references to future success and other such matters constitute forward-looking statements. When used herein, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe” and similar expressions are intended to identify forward-looking statements. Whether actual future results and developments will conform with expectations and predictions is subject to a number of risks and uncertainties, including those considerations discussed in the “Management’s Discussion and Analysis - Risks and Uncertainties” section of the Registrant’s annual report for the fiscal year ended December 31, 2006. Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to, competition from other pulp and paper manufacturers, cyclical pricing and demand in markets for the Registrant’s products, requirements for additional capital expenditures, and availability of fibre supply.

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

CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation under the supervision and with the participation of the Registrant’s management, including the chief executive officer and chief financial officer, as of December 31, 2006, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures. Based on this evaluation, the Registrant’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”) and (b) accumulated and communicated to the Registrant’s management including the Registrant’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Registrant’s chief executive officer and chief financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Management’s annual report on internal control over financial reporting is included in this Form 40-F on page 1 of the Registrant’s audited consolidated financial statements filed as Exhibit 2 and is incorporated herein by reference.

C.	Attestation Reports of the Registered Public Accounting Firm

The attestation report of the Registrant’s independent auditor are included in this Form 40-F on pages 2 and 3 of the Registrant’s audited consolidated financial statements filed as Exhibit 2 hereto and are incorporated herein by reference.

D.	Changes in Internal Controls

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Thomas Chambers has been determined to be audit committee financial expert for the purposes of applicable legislation. Mr. Chambers is independent as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees in Canadian dollars(1):

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees	$1,094,000	$594,200
Audit Related Fees	111,600	188,600
Tax Fees	81,000	139,900
All Other Fees	-	-
	$1,286,600	$922,700

(1) The exchange rates at December 31, 2006 and 2005, based on the Bank of Canada noon spot rate were $1.165 and $1.166 (C$/US$), respectively.

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

At December 31, 2006, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights the Registrant’s foreign currency options and forward contracts outstanding to sell U.S. dollars at December 31, 2006:

	Options
	Purchased Options		Sold Options		Forward Contracts
Term	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$	US$Millions	Average Rate Cdn$ / US$
As at December 31, 2006
0 to 12 months	$485	1.1073	$205	1.1620	$109	1.1459
13 to 24 months	$34	1.1133	$32	1.1238	$-	-
As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	$50	1.1447	$-	-	$-	-

At period-end exchange rates, the net amount that the Registrant would pay to settle the above contracts and options is $38 million, of which $3.0 million is included in prepaids and other, and the remaining negative $6.8 million is not yet recorded in the financial statements.

At December 31, 2006, the Registrant’s long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$23 million over a five-year period, at rates averaging CDN$1.3486/US$. At period end exchange rates, the net amount the Registrant would pay to settle these contracts is $4.0 million.

The Registrant also uses financial instruments to reduce the Registrant’s exposure to energy costs. At December 31, 2006, the Registrant had oil swaps to purchase 30,000 barrels at an average contract rate of US$31.55 per barrel, settling between January 1, 2007 and March 31, 2007, and natural gas swaps to purchase 1.3 million MMBTUs at an average contract rate of US$7.44 per MMBTU settling on October 31, 2007. At year-end rates, the net amount the Registrant would pay to settle these contracts is $0.6 million.

From time to time, the Registrant enters into interest rate swaps to manage the Registrant’s exposure to changes in long-term fixed interest rates associated with its senior notes. The Registrant entered into fixed-to-floating interest rate swaps on US$100 million, under which the Registrant will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the Registrant’s 7.375% senior notes. At period end rates, the net amount the Registrant would receive to settle these contracts is $0.9 million.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows of the Registrant’s contractual obligations as of December 31, 2006, excluding amounts due for interest on outstanding indebtedness:

	Payments due by period (In millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$854.5	$-	$75.0	$468.7	$310.8
Capital lease obligations	5.4	0.7	1.4	1.4	1.9
Operating leases	91.9	12.9	21.5	18.0	39.5
Other commitments	8.5	1.6	3.2	3.2	0.5
Total	$960.3	$15.2	$101.1	$491.3	$352.7

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

CATALYST PAPER CORPORATION

By: “Ralph Leverton”

Name: Ralph Leverton

Title: Vice President, Finance

and Chief Financial Officer

Date: February 14, 2007

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form
2	Audited Consolidated Financial Statements of Catalyst Paper Corporation as at and for the year ended December 31, 2006
3	Management’s Discussion and Analysis
4	Consent of KPMG LLP
5	Certification of Russell J. Horner, President and Chief Executive Officer, pursuant to Rule 13a-14(a).
6	Certification of Ralph Leverton, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(a).
7	Certification of Russell J. Horner, President and Chief Executive Officer, pursuant to Rule 13a-14(b).
8	Certification of Ralph Leverton, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(b).