Form 40-F
period 2007-12-31
CATALYST PAPER CORP
filed 2008-03-28
CIK 1144906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:  December 31, 2007                   Commission File number:  000-49751

CATALYST PAPER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2621 (Primary standard industrial classification code number, if applicable)	98-0138030 (I.R.S. employer identification number, if applicable)

2nd Floor, 3600 Lysander Lane, Richmond
British Columbia, Canada, V7B 1C3   (604)247-4400
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
Yes           ☐           82-__________      No                                                      ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes           ☑           No           ☐

S:\Legal\COMMON\I_COUNSEL\Securities Matters\Form 40-F 2008\Form 40-F rev3.doc

FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included or incorporated by reference in this annual report on Form 40-F constitute “forward-looking statements” within the meaning of section 21E of the Exchange Act.  Statements that address activities, events or developments that Catalyst Paper Corporation (the “Registrant”) expects or anticipates will or may occur in the future, including such things as future cost savings, performance improvements, synergies or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Registrant’s businesses and operations, plans, references to future success and other such matters constitute forward-looking statements.  When used herein, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe” and similar expressions are intended to identify forward-looking statements.  Whether actual future results and developments will conform with expectations and predictions is subject to a number of risks and uncertainties, including those considerations discussed in the “Management’s Discussion and Analysis – Risks and Uncertainties” section of the Registrant’s annual report for the fiscal year ended December 31, 2007 and the “Risk Factors” section of the Registrant’s registration statement on Form F-10/A as filed with the Commission on February 29, 2008.  Important factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to, availability of fibre supply, competition from other pulp and paper manufacturers, fluctuations in foreign exchanges, general economic conditions, cyclical pricing and market demand for the Registrant’s products and requirements for additional capital expenditures.

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

CONTROLS AND PROCEDURES

A.            Evaluation of Disclosure Controls and Procedures
The Registrant conducted an evaluation under the supervision and with the participation of the Registrant’s management, including the chief executive officer and chief financial officer, as of December 31, 2007, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures.  Based on this evaluation, the Registrant’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”) and (b) accumulated and communicated to the Registrant’s management including the Registrant’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.  It should be noted that while the Registrant’s chief executive officer and chief financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Management’s annual report on internal control over financial reporting is included in this Form 40-F on page 1 of the Registrant’s audited consolidated financial statements filed as Exhibit 2 and is incorporated herein by reference.

C.           Attestation Reports of the Registered Public Accounting Firm

The attestation reports of the Registrant’s independent auditor are included in this Form 40-F on pages 2 and 3 of the Registrant’s audited consolidated financial statements filed as Exhibit 2 hereto and is incorporated herein by reference.

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

CODE OF ETHICS

The Registrant has adopted a Code of Corporate Ethics and Behaviour that applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer.  The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Registrant’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations.  The Code of Corporate Ethics and Behaviour is available at the Registrant’s website at www.catalystpaper.com.  In addition, the Registrant will provide a copy of the Code of Corporate Ethics and Behaviour to any person at no charge, upon request to the Corporate Secretary at the Registrant’s principal executive office.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees in Canadian dollars (1):

	Year Ended December 31, 2007	Year Ended December 31, 2006

Audit Fees	$1,011,442	$1,094,000
Audit Related Fees	178,000	111,600
Tax Fees	95,195	81,000
All Other Fees	-	-
	$1,284,637	$1,286,600

(1)	The exchange rates at December 31, 2007 and 2006, based on the Bank of Canada noon spot rate were $1.012 and 0.858 (US$/C$), respectively.

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

The Audit Committee pre-approves all audit and non-audit services provided by the independent auditor.  The Audit Committee has delegated to its Chairman the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve non-audit services provided by the independent auditor up to a maximum amount of CDN$100,000 in the aggregate.  All such pre-approvals shall be reported by the Chairman at the next meeting of the Audit Committee following the pre-approval.

OFF BALANCE SHEET ARRANGEMENTS

The Registrant uses financial instruments to reduce its exposure to foreign currency and price risks associated with its revenues, costs and long-term debt.  The Registrant considers these financial instruments important in terms of future cash flows for their ability to hedge against changes in the U.S. dollar on which much of its revenues, the prices of its products and energy inputs are based.  The Registrant also uses interest swaps to reduce its exposure to long-term interest rates associated with its senior notes.

At December 31, 2007, no commodity price hedging instruments were outstanding in respect of products sold. The following table highlights the Registrant’s foreign currency options and forward contracts outstanding to sell U.S. dollars as at December 31, 2006 and as at December 31, 2007:

	Options
	Purchased US$ put		SoldUS$ call		Forward Contracts
Term	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$
As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	$38	1.0355	$-	-	$-	-
As at December 31, 2006
0 to 12 months	$485	0.9031	$205	0.8606	$109	0.8727
13 to 24 months	$34	0.8982	$32	0.8898	$-	-

At period-end exchange rates, the net amount that the Registrant would receive to settle the above contracts and options is $32.9 million, which is included in prepaids and other in the financial statements.

At December 31, 2007, the Registrant’s long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalled US$228 million over a seven-year period, at rates averaging US$/C$0.9360.  At period end exchange rates, the net amount the Registrant would pay to settle these contracts is $5.4 million.

The Registrant also uses financial instruments to reduce the Registrant’s exposure to energy costs.  At December 31, 2007, the Registrant had natural gas options to purchase 1 million Gigajoules (“GJ”) at an average contract rate of C$7.98 per GJ settling between January 1, 2008 and April 30, 2008.  At year end rates, the net amount the Registrant would pay to settle these contracts is $0.2 million.

From time to time, the Registrant enters into interest rate swaps to manage the Registrant’s exposure to changes in long-term fixed interest rates associated with its senior notes.  The Registrant entered into fixed-to-floating interest rate swaps on US$80 million, under which the Registrant will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 2.0%.  The swaps mature March, 2014, although US$10 million are cancellable at the counterparties’ option between now and March 2014, for premiums which mirror the call premiums on the Registrant’s 7.3754% senior notes.  At period end rates, the net amount the Registrant would receive to settle these contracts is $4.1 million.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows of the Registrant’s contractual obligations as of December 31, 2007, excluding amounts due for interest on outstanding indebtedness:

	Payments due by period (In millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	$785.8	$1.2	$123.2	$390.5	$270.9
Operating leases	72.2	10.1	17.0	13.1	32.0
Other commitments	9.5	2.2	4.4	2.9	-
Total	$867.5	$13.5	$144.6	$406.5	$302.9

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

CATALYST PAPER CORPORATION

By:	/s/David Smales
Name:	David Smales
Title:	Vice President, Finance
and Chief Financial Officer

Date:  March 28, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form
99.2	Audited Consolidated Financial Statements of Catalyst Paper Corporation as at and for the year ended December 31, 2007
99.3	Management’s Discussion and Analysis
99.4	Consent of KPMG LLP
99.5	Certification of Richard Garneau, President and Chief Executive Officer, pursuant to Rule 13a–14(a).
99.6	Certification of David Smales, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(a).
99.7	Certification of Richard Garneau, President and Chief Executive Officer, pursuant to Rule 13a–14(b).
99.8	Certification of David Smales, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(b).

S:\Legal\COMMON\I_COUNSEL\Securities Matters\Form 40-F 2008\Form 40-F rev2.doc