Form 20-F
period 2008-12-31
CATALYST PAPER CORP
filed 2009-05-14
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 000-49751

Catalyst Paper Corporation
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2008 was:
381,753,490
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑
Indicate by check which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

PART I ... continued

ITEM 8. Consolidated Statements and Other Financial Information	88

A. Consolidated Statements and other Financial Information	88

B. Significant Changes	89

ITEM 9. The Offer and Listing	90

A. Offer and Listing Details	90

C. Markets	90

ITEM 10. Additional Information	91

B. Memorandum and Articles of Association	91

C. Material Contracts	92

D. Exchange Controls	93

E. Taxation	94

H. Documents on Display	97

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	97

ITEM 12. Description of Securities Other than Equities Securities	100

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies	101

A. Indebtedness	101

B. Dividends	101

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	101

ITEM 15. Controls and Procedures	101

A. Disclosure Controls and Procedures	101

B. Internal Control over Financial Reporting	101

C. Report of Independent Public Accounting Firm	102

D. Changes in Internal Control Over Financial Reporting	102

ITEMS 16A. Audit Committee Financial Expert	102

ITEM 16B. Code of Ethics	102

ITEM 16C. Principal Accountant Fees and Services	102

PART III

ITEM 17. Financial Statements	103

ITEM 18. Financial Statements	103

ITEM 19. Exhibits	104

Exhibit 10.1.2
Exhibit 10.2.1
Exhibit 10.3.1
Exhibit 10.4.2
Exhibit 10.4.3
Exhibit 10.5.1
Exhibit 10.6.1
Exhibit 10.6.2
Exhibit 10.6.3
Exhibit 10.7
Exhibit 10.7.1
Exhibit 10.7.2
Exhibit 10.7.3
Exhibit 10.7.4
Exhibit 10.7.5
Exhibit 10.8
Exhibit 10.9
Exhibit 10.10
Exhibit 10.16
Exhibit 10.17
Exhibit 15.1
Exhibit 21.1
Exhibit 31.1
Exhibit 32.1

PART I
Unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, “our” and similar terms refer to Catalyst Paper Corporation and its subsidiaries and affiliates. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” and “dollars” are to Canadian dollars and references to “U.S.$” and “U.S. dollars” are to United States dollars. As used in this annual report references to “tonnes” means metric tonnes, which is equivalent to 1,000 kilograms or 2,204 pounds (1.1023 tons) and the term “ton”, or the symbol “ST”, refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS
A. Directors and Senior Management
Information not required for an annual report.
B. Advisers
Information not required for an annual report.
C. Auditors
Information not required for an annual report.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Information not required for an annual report.
ITEM 3. KEY INFORMATION
Cautionary Statement with Regard to Forward-Looking Statements
This annual report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. These forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “likely,” “predicts,” “estimates,” “forecasts” or other similar words or phrases or the negative of these statements. Similarly, statements that describe our objectives, plans or goals may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:
•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;
•	market conditions and demand for our products and the outlook for inventories, production and pricing;
•	declines in advertising and circulation and migration to electronic media;
•	expected cash flows, capital expenditures and completion of capital projects;
•	our ability and that of our agents to sell our products in offshore markets;
•	business strategies and measures to implement strategies;
•	our history of losses;
•	the cyclical nature of our business;
•	the effects of intense competition;
•	competitive strengths, goals, expansion and growth of our business and operations;
•	shifts in industry capacity;
•	fluctuations in foreign exchange or interest rates;
•	our ability to successfully obtain cost savings from our cost reduction initiatives;
•	labour unrest;

•	fluctuations in the availability and cost of raw materials, including fibre and energy;
•	implementation of environmental legislation requiring capital for operational changes;
•	the availability of qualified personnel or management;
•	the outcome of certain litigation or disputes; and
•	conditions in the capital markets and our ability to obtain financing.
Additional risks that could cause actual results to differ from forward-looking statements are enumerated under Item 3. D “Risk Factors”.
Any forward-looking statements made by us or on our behalf are subject to these factors. These risks should be considered carefully, and readers are cautioned not to place undue reliance on our forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Market and Industry Data and Forecast
This annual report includes market share and industry data and other statistical information and forecasts that we have obtained from independent industry publications, government publications, market research reports and other published independent sources. Some data are also based on our good faith estimates, which are derived from our internal surveys, as well as independent sources. RISI, Inc., an independent paper and forest products industry research firm (“RISI”), is the source of a considerable amount of the third party industry data and forecasts contained herein. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and do not guarantee the accuracy or completeness of such information.
Forecasts are particularly likely to be inaccurate, especially over long periods of time. Although we believe these sources to be reliable, we have not independently verified any of the data nor have we ascertained the underlying economic assumptions relied upon therein.
Presentation of Financial Information
Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These principles differ in certain material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), as explained in note 30 to our annual audited consolidated financial statements included in Item 17.
A. Selected Financial Data
The following table sets forth consolidated historical financial and operating data for Catalyst Paper Corporation for the periods indicated. The financial statements data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 is derived from our audited consolidated financial statements beginning on page 103 of this annual report. The financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our audited financial statements and related notes thereto not included in this annual report. This information should be read in conjunction with Operating and Financial Review and Prospects, which is included in Item 5 of this annual report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with Canadian GAAP. See note 30 to our audited consolidated financial statements for a description of the differences between U.S. GAAP and Canadian GAAP as it relates to the Corporation. All information provided below is in millions of Canadian dollars, except information related to volume, information per share, and revenue per tonne.

Amounts under Canadian GAAP	Years ended December 31,
(In millions, except per share amounts)	2004	2005	2006	2007	2008

Consolidated Statements of Earnings (loss) Data:
Sales	$1,878.2	$1,823.9	$1,882.5	$1,714.6	$1,849.4

Operating expenses
Cost of sales	1,674.9	1,604.3	1,609.3	1,574.6	1,613.0
Selling, general and administrative	50.5	57.7	62.2	48.3	46.9
Restructuring and change-of-control	—	6.7	—	64.7	30.1
Amortization	184.1	180.3	183.7	176.4	165.8
Impairment	—	—	23.4	—	151.0

	1,909.5	1,849.0	1,878.6	1,864.0	2,006.8

Operating earnings (loss)	(31.3)	(25.1)	3.9	(149.4)	(157.4)
Interest expense, net	(74.9)	(75.7)	(73.8)	(70.7)	(75.0)
Foreign exchange gain (loss) on long-term debt	53.5	24.7	(0.3)	103.9	(82.2)
Loss on repayment of long-term debt	(5.2)	—	—	—	—
Other income (expense), net	1.2	4.5	1.8	(15.3)	2.5

Earnings (loss) before income taxes and non-controlling interest	(56.7)	(71.6)	(68.4)	(131.5)	(312.1)
Income tax recovery	(28.1)	(46.6)	(54.0)	(100.0)	(91.8)

Net earnings (loss) before non-controlling interest	(28.6)	(25.0)	(14.4)	(31.5)	(220.3)
Non-controlling interest	—	(0.6)	(1.5)	(0.1)	(0.8)

Net earnings (loss)	$(28.6)	$(25.6)	$(15.9)	$(31.6)	$(221.1)

Other comprehensive income (loss) [1]	—	—	—	14.3	(18.5)

Comprehensive income (loss) [1]	$(28.6)	$(25.6)	$(15.9)	$(17.3)	$(239.6)

Basic and diluted earnings (loss) per share	$(0.13)	$(0.12)	$(0.07)	$(0.15)	$(0.66)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	214.7	336.1

Consolidated Balance Sheet Data:
Working capital [2]	$260.7	$237.9	$282.3	$221.3	$201.5
Property, plant and equipment	2,172.9	2,139.3	2,023.1	1,912.8	1,852.0
Total assets	2,751.2	2,700.7	2,641.3	2,457.1	2,423.4
Current portion of long-term debt	0.7	0.8	1.8	1.2	75.8
Total debt [2]	828.4	866.5	858.7	784.6	882.9
Shareholders’ equity	1,042.8	1,019.7	1,005.8	988.6	870.0

Consolidated Statements of Cash Flows Data:
Cash flows provided (used) by operations	$34.8	$60.7	$127.2	$(2.7)	$75.7
Cash flows used by investing activities	(41.8)	(93.0)	(85.8)	(83.7)	(202.9)
Cash flows provided (used) by financing activities	33.0	6.3	(5.9)	50.9	132.2

Amounts under U.S. GAAP:	Years ended December 31,
(In millions, except per share amounts)	2004	2005	2006	2007	2008

Sales	$1,855.4	$1,791.5	$1,873.2	$1,714.6	$1,849.4
Net earnings	(52.0)	(50.4)	(25.7)	(36.5)	(219.8)
Basic and diluted earnings (loss) per share	(0.24)	(0.23)	(0.12)	(0.17)	(0.65)
Total assets	2,789.0	2,711.6	2,634.9	2,454.4	2,406.2
Current portion of long-term debt	0.7	0.8	1.8	1.2	75.8
Long-term debt	829.2	866.6	859.3	799.0	894.1
Shareholders’ equity	$1,044.0	$986.6	$916.6	$906.7	$822.5

Other Financial Data:	Years ended December 31,
(In millions, except per tonne)	2004	2005	2006	2007	2008

EBITDA [3]	$152.8	$155.2	$211.0	$27.0	$159.4
EBITDA margin [3,4]	8.1%	8.5%	11.2%	1.6%	8.6%
Additions to property, plant and equipment	68.0	95.2	93.2	85.8	41.9

Sales (000 tonnes)
Specialty printing papers	993.7	942.9	990.2	1,054.8	1,080.8
Newsprint	754.7	707.1	699.1	496.3	601.8
Pulp	527.3	603.0	626.2	603.2	506.9

Average Sales Revenue ($ per tonne)
Specialty printing papers	941	955	928	872	926
Newsprint	733	748	758	681	771
Pulp	739	654	693	757	759

Production (000 tonnes)
Specialty printing papers	1,000.0	949.3	983.7	1,055.4	1,060.1
Newsprint	757.8	699.5	703.7	472.8	596.8
Pulp	544.0	590.9	624.3	601.8	503.4
Notes to Selected Consolidated Financial Information

[1]
Effective January 1, 2007, the Corporation adopted the new CICA Section 3855, “Financial Instruments — Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments — Disclosure and Presentations” and Section 3251, “Equity”. These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for operating it, and establishes rules for the presentation of equity and changes in equity. Prior period financial statements are not revised for the adoption of these new standards.

[2]	Current portion of long term debt is included in total debt and excluded from working capital.

[3]
EBITDA is a non-GAAP measure. EBITDA does not have a standardized meaning. EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

[4]	EBITDA margin is defined as EBITDA as a percentage of sales.

We have provided below a reconciliation of EBITDA to net earnings (loss), which we believe is the most directly comparable Canadian GAAP measure.

	Years ended December 31,
(In millions of dollars)	2004	2005	2006	2007	2008

Net earnings (loss)	$(28.6)	$(25.6)	$(15.9)	$(31.6)	$(221.1)
Amortization	184.1	180.3	183.7	176.4	165.8
Impairment	—	—	23.4	—	151.0
Foreign exchange (gain) loss on long-term debt	(53.5)	(24.7)	0.3	(103.9)	82.2
Loss on repayment of long-term debt	5.2	—	—	—	—
Other (income) expense, net	(1.2)	(4.5)	(1.8)	15.3	(2.5)
Interest expense, net	74.9	75.7	73.8	70.7	75.0
Income tax recovery	(28.1)	(46.6)	(54.0)	(100.0)	(91.8)
Non-controlling interest	—	0.6	1.5	0.1	0.8

EBITDA [2]	$152.8	$155.2	$211.0	$27.0	$159.4

Exchange Rate Data
Bank of Canada
The following table sets forth certain exchange rates based upon the noon rate as quoted by the Bank of Canada. Such rates are set forth as, for the period indicated, U.S. dollars per Canadian$1.00. On May 13, 2009, the noon rate was Canadian$1.00 per U.S.$0.8559.

	Years ended December 31,
	2004	2005	2006	2007	2008

Low	0.7159	0.7872	0.8528	0.8437	0.7711
High	0.8493	0.8690	0.9099	1.0905	1.0289
Period-end	0.8308	0.8577	0.8581	1.0120	0.8166
Average rate [1]	0.7683	0.8253	0.8818	0.9304	0.9381

	2008	2009
						May 1
	December	January	February	March	April	(through May 13)

Low	0.7711	0.7849	0.7870	0.7692	0.7910	0.8423
High	0.8358	0.8458	0.8202	0.8167	0.8375	0.8635
Period-end	0.8166	0.8088	0.7870	0.7935	0.8375	0.8559
Average rate [1]	0.8100	0.8155	0.8031	0.7908	0.8170	0.8540

[1]	The average rate is derived by taking the average of the noon rate for each business day during the relevant period.
B. Capitalization and Indebtedness
Information not required for an annual report.
C. Reasons for the Offer and Use of Proceeds
Information not required for an annual report.

D. Risk Factors
Risks Related to Our Liquidity
We have substantial debt which may impair our financial and operating flexibility
As of December 31, 2008, we had outstanding approximately $864.3 million of recourse debt on a consolidated basis. This amount excludes non-recourse debt in the amount of $94.4 million as of December 31, 2008 owed by a joint venture in which we have a 50.0% interest, which we consolidate into our financials because it is a variable-interest entity in which we are the primary beneficiary.
We have a $330.0 million asset based revolving operating facility (the “ABL Facility”), which matures in August 2013. Collateral provided consists of the accounts receivable, inventories, and cash of the Corporation as well as a first charge on the property, plant and equipment of the Snowflake mill. Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves. As of December 31, 2008, the borrowing base was $263.3 million. As of December 31, 2008, $60.1 million was drawn on the ABL Facility and, after giving effect to $27.9 million of outstanding letters of credit, $175.3 million was available to the Corporation to be drawn under the ABL Facility.
The ABL Facility includes financial covenants to maintain shareholders’ equity above $639 million, maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.
We have debt agreements which contain, and future debt agreements will likely contain, various restrictive and financial covenants, including restrictions on our ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers and consolidations. All of these restrictions, together with our substantial debt, could:
•	limit our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt-service requirements or other purposes;
•	limit our ability to use operating cash flow in other areas of our business, because we must use a portion of these funds to make principal and interest payments on our debt;
•	increase our vulnerability to interest rate fluctuations because the debt under our ABL Facility is at variable interest rates;
•	limit our ability to compete with competitors who have more flexibility as to the use of their cash flow;
•	limit our ability to make investments or take other actions; and
•	limit our ability to react to changing market conditions, changes in our industry and economic downturns.
Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business and other factors beyond our control may affect our ability to make these payments. For example, depressed market conditions have been and in the future may be materially adverse to the Corporation. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to renegotiate our loan agreements, refinance all or part of our notes, obtain additional financing or sell assets. No assurance can be made that our business will generate sufficient cash flow or be able to obtain the funds necessary to satisfy these obligations or that we will be able to obtain additional or alternative financing. We may from time to time purchase our debt securities in the open market.
Similarly, if we have breaches or are unable to meet the restrictions or financial covenants under our ABL Facility or under the indentures relating to our 7.375% and 8.625% senior notes, or other credit facilities and debt agreements we may enter into in the future, we would have to cure the default, obtain a waiver of the default or enter into an appropriate amendment to these agreements. If we are not able to cure such default, obtain such waiver or enter into such amendment, a significant portion of our debt, including all of our secured debt, would become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make accelerated debt payments if so required. No assurance can be made that we will be able to effectively cure a breach or obtain debt or equity financing or sell assets as an alternative means of responding to a breach. As of December 31, 2008, we were in compliance with the covenants under both our agreement governing our ABL Facility and the indentures governing our 7.375% and 8.625% senior notes. Our fixed-charged coverage ratio under the senior notes, calculated on a trailing 12-month basis, was 2.1:1 as of December 31, 2008. If our fixed-charge coverage ratio is below 2.0:1, under the terms of these indentures, we may not pay dividends and we are limited as to the amount of additional debt we may incur.

Our ABL Facility provides us with financing at floating interest rates. Future debt instruments may also be based on floating interest rates. The interest rates charged on our ABL Facility depend on the excess availability we have under the facility. Accordingly, changes in excess availability reduce or increase our borrowing costs.
Risks Related to Our Business
Our business is of a cyclical nature and our product prices may fluctuate significantly
The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. In addition, demand for our products is traditionally weaker in the first half of the year. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including:
•	additions to industry capacity;
•	increased industry production;
•	periods of insufficient demand due to weak general economic activity or other causes; and
•	reduced inventory levels held by customers.
Demand for forest products is generally correlated with global economic conditions and in particular, consumption of pulp and paper products is primarily driven by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, resulting in lower product prices and possible manufacturing downtime. As a result of the significant weakening of the North American and global economies in 2008, market conditions are expected to be challenging throughout 2009. Adverse effects on the demand for our products may decrease our sales, operating income and cash flows. In addition, newsprint is a mature market in North America and North American demand declined in 2008 by 11.2% from 2007, and 10.5% in 2007 from 2006. We believe this decline in newsprint demand will continue.
Trends in advertising, electronic data transmission and storage, and the internet could have further adverse effects on traditional print media including our products and those of our customers. Our newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated mechanical and coated mechanical papers made by us. The extent to which the use of other media sources will reduce demand for our products, and the timing of any such reduction is unknown.
Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Additionally, even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.
We are subject to the risks of exchange rate fluctuations
Nearly all of our sales are based upon prices that are set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars. This would reduce our operating margin and the cash flow available to fund our operations and to service the portion of our debt that is denominated in Canadian dollars.
Fluctuations in foreign currencies affect our competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, our competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries compared to the Canadian dollar.
We are also exposed to currency exchange risk on debt denominated in U.S. dollars, including our existing 8.625% senior notes and 7.375% senior notes. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency gain or loss on the translation of any U.S. dollar cash and cash equivalents or U.S. dollar denominated debt into Canadian currency. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Under a Board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. Our hedging policy for revenues includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. The revenue hedge program offsets the impact of any rapid movements in currency by 20% to 50% over the near term. In addition, we consider future U.S. dollar revenues to provide a partial natural hedge for our U.S. dollar denominated debt. Our hedging policy for our U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating currency exchange risks and that changes in currency exchange rates will not be materially adverse to us.
We face significant global competition
The markets for our products are highly competitive on a global basis. We generally compete with American, European and Asian producers. Many of these competitors are larger and have greater financial resources than we have and some of the mills operated by our competitors are lower-cost producers than the mills which we operate.
In addition, the following factors will also affect our ability to compete:
•	the quality of our products and customer service;
•	our ability to maintain high plant efficiencies and operating rates and thus lower manufacturing costs;
•	the cost of energy; and
•	the availability, quality and cost of fibre, labour and chemicals.
Some of our competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than we do. Others are larger in size, allowing them to achieve greater economies of scale on a global basis. If we are unable to successfully compete on a global basis and achieve sufficient economies of scale, it may be materially adverse to us.
We face risks related to our international sales
A significant portion of our sales are outside of Canada. For example, for the year ended December 31, 2008, approximately 86% of our pulp sales volume and 17% of our paper sales volume were derived from markets outside of Canada and the United States. As a result, we face a number of risks and challenges, including:
•	the effective marketing of our products in these global regions;
•	restrictive governmental actions such as the imposition of trade quotas, tariffs and other trade barriers and restrictions on transfers of funds;
•	changes in non-Canadian labour laws and regulations affecting our ability to hire, retain or dismiss employees;
•	the need to comply with multiple and potentially conflicting laws and regulations;
•	unfavourable business conditions or political or economic instability in any particular country or region;
•	higher transportation costs reflecting increases in the cost of oil; and
•	difficulty in obtaining distribution and logistics support.
Under the terms of a distribution agreement relating to sales of paper in certain of these international markets, representing approximately 5% of our paper sales volume for the year ended December 31, 2008, either party may terminate the agreement on six months’ notice. We have recently served notice under this agreement of our intention to terminate the agreement at the end of April 2009. We are in the process of establishing our own network of agents that will allow us to increase our market penetration internationally.

We are exposed to fluctuations in the cost and supply of wood fibre
As we have no significant timber holdings, our operations are dependent on the supply of wood fibre by third parties. Approximately 49% of our fibre needs are provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns by fibre suppliers can be influenced by both seasonal and cyclical factors such as raw-material availability, finished-goods inventory levels, interest rates or underlying demand for lumber in key markets.
Long-term fibre agreements with third parties are conducted at either market prices or at prices determined under pulp-price-based formulas and represent approximately 64% of our pulp and paper mills’ wood fibre requirements. The solid wood segment of B.C.’s forest industry has undergone significant consolidation and downsizing in recent years, so no assurance can be made that we will continue to be able to access wood fibre at the same levels achieved in the past; therefore, fibre costs have the potential to be adversely impacted by forces beyond our control.
In 2008, housing starts in the United States declined approximately 33% from 2007, which was already 25% below the level of 2006. By the end of 2008, seasonally adjusted annualized housing starts were almost 50% less than a year earlier. The weak United States housing market and the deteriorating economic conditions have caused B.C.’s lumber producers to curtail production. The result is that our fibre suppliers are not able to supply us with historical wood-fibre levels. In early 2008, we announced curtailments of some of our operations as a result of an inability to obtain sufficient fibre to enable us to run at full capacity. In addition, we have permanently closed our Elk Falls sawdust pulp mill and white top linerboard operation due to unavailability of sawdust fibre. Further pulp or paper production curtailments may be required if lumber production continues to decline.
The current infestation of the mountain pine beetle in the interior of B.C. has reduced the long-term fibre supply in that region. The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within a year. Approximately 30% of our fibre supply comes from the B.C. interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill. In three to five years time, the infestation could have a significant impact on the quality, availability and cost of fibre used by those mills.
In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The province of B.C. owns approximately 95% of all timberlands and could introduce legislation to reduce wood-fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.
We are also a large consumer of old newspapers (“ONP”), which is used to manufacture de-inked pulp (“DIP”). DIP is used as furnish for our recycled products. We have ownership of Western Canada’s largest paper recycling facility located in Coquitlam, B.C., which enables us to produce 100% of the DIP required by our mills in B.C. While the supply of ONP to this facility remains reliable, there is a risk that sufficient quantities of ONP may not be available to support full operation of the recycling facility or that prices for ONP may rise beyond the point at which operation of the facility can reasonably be justified. The price of ONP may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Corporation.
The Snowflake mill makes 100% recycled newsprint from ONP and old magazines (“OMG”). There is a risk that sufficient quantities of ONP and OMG will not be available to us to support Snowflake’s full operations or that prices for ONP and OMG will rise beyond the point at which the mill can be operated profitably. The price of ONP and OMG may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Corporation.
We have incurred losses in recent periods and may incur losses in the future which may affect ongoing operations
As of December 31, 2008, we have recorded net losses in eight of the last 12 quarters. We believe these losses arose primarily as a result of the strengthening Canadian dollar and, more recently because of increased fibre, energy and chemical costs, fibre shortages and weaker market conditions leading to production curtailments. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we will not achieve and maintain profitability in future periods. Should we continue to be unable to return to sustained profitability in future periods, we may, over time, need to rely to a greater extent on our ABL Facility and, if necessary, additional sources of funding.

Labour disruptions could have a negative impact on our business
Approximately three quarters of our existing pulp and paper mill employees in our Canadian operations are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”). Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls, and Powell River were renegotiated in 2008 and expire in April 2012. A collective agreement with CEP locals at Port Alberni was also renegotiated in 2008 and expires in April 2013. Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and 17 employees at the Port Alberni operations are members of COPE. The collective agreements with each of CLAC and COPE expire in April 2012. Most hourly employees at the Snowflake mill are members of the United Steelworkers Union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”). Hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union. The collective agreements with the USW, IBEW, UTU and Carpenters Union expire in 2011. We do not anticipate labour disruptions in our operations.
Many of our suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could be materially adverse to the Corporation.
Claims of Aboriginal title and rights in Canada may affect our operations
Our ability to operate our manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as us will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While the Corporation and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would take many years before a final court decision could be rendered if the court proceeding were pursued.
Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decision, such as a decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.
Increases in energy costs could have a negative impact on our business
We are a significant consumer of electrical power. Our electricity supply agreements are provincially regulated, and historically pricing has been very stable. However, in recent years BC Hydro and Power Authority (“BC Hydro”) has sought, and to some extent achieved, rate increases above historical levels. Although some of the impact of these rate increases has been offset by us through reductions in usage at the highest incremental power rate, we expect BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources. We do believe that B.C.’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Corporation’s earnings.
Production curtailments taken by us, and the resultant drop in power consumption, may trigger a reset of the consumption baseline used by BC Hydro to calculate the split of our electricity supply between a lower cost “Tier 1” portion and a higher cost “Tier 2” portion. If such an event occurred, it could increase our power costs by up to $20 million per year beginning in April 2010. We are working with BC Hydro to minimize this risk.
The majority of our fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors. We have sought to reduce the cost of energy by reducing fossil fuel usage through increased use of wood waste and have invested in energy efficient wood waste boilers at our mills. However, wood waste availability is dependant on sawmill operating rates which are subject to the strength of the lumber market and fluctuations in housing starts. In 2007 and 2008, we have had to increase fossil fuel usage to offset wood waste shortages.

A portion of our exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply agreements, under a Board-approved energy program. Our energy hedging policy is restricted to 10% to 70% of the net exposure for oil and gas. In addition, where technically feasible and subject to emissions permits, we reduce our exposure to fossil fuel prices through the substitution of lower-priced alternatives.
Freight charges and chemical expenses also vary with fossil fuel prices.
We are subject to significant environmental regulation
We are subject to extensive environmental laws and regulations. These environmental laws and regulations impose stringent standards on us regarding, among other things:
•	air emissions;
•	water discharges;
•	use and handling of hazardous materials;
•	use, handling and disposal of waste; and
•	remediation of environmental contamination.
We may be required to incur substantial costs to comply with environmental laws. Enforcement of existing environmental laws and regulations has become increasingly strict. Some of our operations are also subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities, such as landfills. We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future. These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in governmental or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.
On February 20, 2008, the B.C. government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008. For the six months ended December 31, 2008, we have paid $1.2 million related to this carbon tax and the impact may increase in future years, depending on our ability to decrease our use of fossil fuel.
The federal government of Canada has indicated its intent to regulate priority air pollutants and greenhouse gases (“GHG”) under the Clean Air Act and the Canadian Environmental Protection Act. The forest products sector is named as one of the targeted sectors for regulation in each case. The priority air pollutants include particulate matter (“PM”) and sulphur oxides (“SOx”). Under the proposed targets our Crofton mill may be required to make PM and SOx emission reductions by 2015. The cost of making any such reductions is presently unknown. The federal government has also established proposed GHG intensity targets which require an 18% emission intensity reduction by 2010, a 26% reduction by 2015, and a 33% reduction by 2020 — all based on 2006 emissions. Due to the extensive reductions achieved by our operations since 1990 and the favourable treatment of steam and electricity by the federal policy, we expect to be able to meet these GHG targets.
The province of B.C. is a signatory to the Western Climate Initiative (“WCI”), an organization of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in greenhouse gases below 2005 levels among member entities by 2020. In addition, the B.C. government has announced a goal of reducing the provincial release of greenhouse gases by 33% by 2020, based on 2007 levels, with interim targets of 6% by 2012 and 18% by 2016. It is too early to determine the impact on us and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme.
The finalization of Canadian federal and provincial climate change regulation may depend, in part, on regulatory initiatives undertaken in the U.S. It is therefore too early to determine the overall impact of these initiatives on the Corporation or when they may come into effect.
The new administration in the United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions. It is too early to determine the impact such legislation and policies will have on our Snowflake operations, but we could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the Snowflake mill’s capital or operating costs.

Additional regulatory initiatives may be implemented in other jurisdictions to address greenhouse gas emissions and other climate-change related concerns. If and to the extent that we operate or offer our products for sale in such jurisdictions we may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative. See Item 4.D — “Property, Plants and Equipment — Environment.”
We are dependent on the supply of certain raw materials
In addition to wood fibre and ONP, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and would harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a negative impact on our business.
Increases in capital and maintenance expenditures and equipment failures could have a negative impact on our business
Our business is capital intensive. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital for compliance. In addition, our senior management and Board of directors may approve projects in the future that will require significant capital expenditures. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. The costs of performing maintenance and capital work and repairing or replacing equipment, and the associated down time, could have a negative impact on our business. In addition, we may temporarily suspend our operations at one or more of our manufacturing facilities to perform necessary maintenance or capital work. These temporary suspensions of operations could affect our ability to meet customer demand in a timely manner. Any such failure to meet customer demand would harm our reputation and could be materially adverse to us.
We may be subject to periodic litigation which could result in unexpected expenditures of time and resources
We may from time to time become party to claims and litigation proceedings, which are generally related to contract disputes and employment law. Such matters are subject to many uncertainties and we cannot predict with assurances the outcomes and ultimate financial impacts of them. There can be no guarantees that actions that may be brought against us in the future will be resolved in our favour or that the insurance we carry will be available or paid to cover any litigation exposure. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to us.
Our Snowflake mill is dependent on the Little Colorado River for our water requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority (if applicable) of the water rights of all claimants to the Little Colorado River system and source. There are more than 3,500 claimants, including Snowflake. Native American tribes and the United States government contend that Snowflake’s withdrawal and use of water impermissibly interfere with water rights based on applicable U.S. federal law. The prior owners of Snowflake denied this contention. However, an adverse determination could restrict Snowflake’s access to water.
We are party to a 20 year Energy Services Agreement with Island Cogeneration No. 2 Inc. (“ICP”), the owner of a cogeneration facility at the Corporation’s Elk Falls mill site. The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre for our traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, the Corporation is currently unable to take steam from the ICP facility. Accordingly, we declared force majeure by notice to ICP effective November 30, 2008. ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration is expected to be heard in the latter part of 2009. Under the agreement we have certain obligations to attempt to counter our ability to take the steam and we are exploring possible alternatives in this regard. The proceedings are in their early stages and we have not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated. Should the ultimate resolution differ from our assessment, a material adjustment to our financial position and the results of our operations could result. We expect in any event to incur significant legal fees in connection with this matter. As at March 31, 2009, we estimate that the cost of the steam that we have been unable to take due to the force majeure event was approximately $7 million (December 31, 2008 - approximately $4 million).

We extend trade credit to our customers and they may not pay us promptly or in full
We extend trade credit to most of our customers to facilitate the purchase of our products. We rely on the creditworthiness of such customers. Some of our customers operate in highly competitive, mature, cyclical or low-margin businesses. Some are highly levered financially or experiencing negative cash flows such that they may need to refinance, restructure, file for bankruptcy protection or go bankrupt. In 2008, three of our largest customers, each representing less than 5% of sales, filed for bankruptcy protection in Canada and/or the United States. Volatile capital market conditions or illiquid financial markets may result in us having a higher preponderance of such customers during an economic downturn. The failure of such customers to pay us promptly and in full under the terms of the trade credit we extend to them could have a material adverse effect on our business, financial condition, results of operations and cash flow or our ability to satisfy our obligations under our debt.
Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products
Some customers have become sensitive to issues related to harvesting of old growth forests and require that we supply products that are not produced from old growth forests. A growing number of customers want to purchase products that originate from sustainable managed forests, as validated by a recognized certification provider. We have implemented an independent chain-of-custody system to verify that select paper products at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre. However, in order to meet our customers’ demands we may be required to establish additional or more stringent chain-of-custody certification programs. This may increase our costs. If we cannot successfully establish such programs, demand for our products may be adversely affected. Also, we may be the subject of organized boycotts or similar actions by environmental or other groups, which may adversely affect demand for our products.
Our insurance is limited and subject to exclusions
We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our facilities. The insurance policies are subject to limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by our insurance policies or exceed the limits of our policies.
Our mills are located in seismically active areas
Since Vancouver and the south coast of B.C. are located in a seismically active area, we are particularly susceptible to the risk of damage to, or total destruction of, our existing mills and the surrounding transportation infrastructure caused by earthquakes. Further, our existing mills are located directly adjacent to the ocean, and the south coast of B.C. is an area that could be susceptible to similar damage caused by tsunamis. We may not be insured sufficiently to cover the total amount of any losses caused by an earthquake or tsunami. In addition, our insurance against any losses due to interruptions in our operations due to damage to, or destruction of, our mills caused by earthquakes or tsunamis or to major transportation infrastructure disruptions or other natural events that do not occur on our premises is subject to limits and deductions that may limit the amount recoverable.
Post-retirement plan obligations may affect our financial condition
We maintain defined benefit pension plans and other post-retirement benefit plans for health care and life insurance. As at December 31, 2008, the underfunded liability relating to the defined benefit pension plans was $113.7 million and the underfunded liability relating to other post-retirement benefit plans was $163.7 million. Post-retirement funding requirements are dependent on various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2009, we are required to make a contribution of $5.8 million in excess of our annual pension expense to satisfy a portion of the underfunded liability of the defined benefit pension plan. We expect to continue to make contributions to fund post-retirement plan obligations and meet legal funding obligations for the defined benefit pension plan. No assurance can be made that the plans’ underfunded liability will not be materially adverse to the Corporation in the future.
A change of legal control of the Corporation could be materially adverse to us
We have issued and outstanding US$354.2 million principal amount of 8.625% senior notes due June 2011 and US$250 million principal amount of 7.375% senior notes due March 2014. The indentures governing the notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of the Corporation. A Change of Control Triggering Event means the occurrence of both a “Rating Decline” and a “Change of Control” (as such terms are defined in the indentures). Upon the occurrence of a Change of Control Triggering Event, we are obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined in the Indentures), in accordance with the procedures set out in the Indentures. If a “Change of Control” and a “Rating Decline” were to occur, we may not have sufficient resources to fund any required repurchase of notes.

ITEM 4. INFORMATION ON THE CORPORATION
A. History and Development of the Corporation
We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc. On October 3, 2005 we changed our name to Catalyst Paper Corporation. Our head and registered office is located at 2nd floor, 3600 Lysander Lane, Richmond, BC V7B 1C3 and our telephone number is (604) 247-4400.
Our principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries.
We commenced operations as a logging and sawmill operator on Vancouver Island and on the mainland coast of B.C. in 1946. We subsequently diversified our core products through the acquisition of timberlands, timber harvesting rights and wood products plants, and through construction of manufacturing facilities and investments in joint ventures in other forest products companies.
In October 2006 Third Avenue Management LLC (“TAM”) acquired an additional 39,000,000 of our common shares pursuant to an unsolicited take-over bid. On October 23, 2006 TAM announced that, as a result of such acquisition, client accounts managed by TAM beneficially owned 81,503,313 of our common shares, representing 37.97% of the outstanding common shares, and that TAM exercised control or discretion over such shares as portfolio manager. TAM also announced that it had authority to vote approximately 95% of such shares. In connection with a rights offering completed in April 2008, client accounts managed by TAM acquired an additional 59,856,422 common shares. As of March 12, 2009 TAM exercises control or direction over 131,424,721 common shares representing approximately 34.4% of the issued and outstanding common shares, and TAM has voting control over 120,700,693 common shares, representing 31.6% of the issued and outstanding common shares.
During 2007 we implemented a corporate restructuring which resulted in the reduction of approximately 565 positions across the Corporation, centralization of certain functions to Nanaimo, British Columbia and the relocation of our head office to Richmond, British Columbia. This program resulted in total annualized cost savings of approximately $67 million.
Our fibre costs and supplies in 2007 and 2008 were significantly affected by a number of events. In July 2007, British Columbia coastal forestry workers represented by the United Steelworkers of Canada union (“USW”) went on strike, affecting fibre suppliers representing approximately 42% of our fibre supply base. As a result, we partially curtailed pulp and paper production at our Elk Falls mill and pulp production at our Crofton mill. From September 1, 2007 to December 31, 2007 these curtailments resulted in an aggregate reduction of 106,100 tonnes of paper production and 44,200 tonnes of pulp and white top linerboard production at the Elk Falls mill and 10,500 tonnes of pulp at the Crofton mill. Although the strike ended on October 21, 2007 continuing fibre related shortages resulted in the curtailment of the Elk Falls paper machine No. 1 into the second quarter of 2008. Market related conditions caused the machine to remain down for the remainder of 2008.
The deterioration in the U.S. housing market and related poor lumber market conditions in 2008 resulted in the curtailment or permanent shutdown of a number of sawmills, tightening our fibre supplies and increasing our fibre costs. We incurred temporary production curtailments as a result of these fibre shortages, and permanently closed our Elk Falls pulp and white top linerboard operations as a result of the unavailability of sawdust fibre.

In February 2008 we reached new labour agreements with the CEP locals at our Port Alberni mill, designed to achieve an $80 per tonne labour cost structure at the mill and resulting in $14.6 million of early retirement and severance costs. To further lower operating costs at the mill, we committed to a $12 million investment in the thermo-mechanical pulp (“TMP”) facility at the mill, which will increase TMP capacity and displace higher cost de-inked pulp. As a result, No. 4 paper machine was restarted in May 2008. The TMP upgrade was completed in May 2009.
In April 2008 we announced the indefinite curtailment of our No. 1 paper machine at our Elk Falls mill (“E1”). E1 had been temporarily idled in September 2007 due to a lack of wood fibre resulting from the B.C. coastal forestry workers strike. This indefinite curtailment resulted in the reduction of our Elk Falls workforce by a total of approximately 145 employees, the majority through layoff. At the same time we also announced workforce reductions at our Crofton mill of 82 positions as the mill took steps to improve its overall cost structure.
On April 10, 2008, we acquired from Abitibi Consolidated Sales Corporation its Snowflake, Arizona recycled newsprint mill for a total cost of $169.8 million, including working capital adjustments and transaction costs. The mill has a total annual production capacity of 347,000 tonnes of newsprint and contributed 215,200 tonnes to our 2008 newsprint production. The acquisition was financed through a combination of our revolving credit facility and a $125 million rights offering. Under the rights offering each holder of record of our common shares as of the close of business on March 11, 2008 received one right for each common share held. Each 1.285 rights entitled the holder to purchase a subscription receipt of Catalyst for an exercise price of $0.75 per subscription receipt. Each subscription receipt was converted into one common share of Catalyst concurrent with the closing of the Snowflake acquisition. The rights offering was supported by Third Avenue International Value Fund (“TAVIX”), our largest shareholder, pursuant to an oversubscription agreement, and by the backstop obligations of the two dealer managers. The rights offering resulted in the issuance of 167,069,361 Catalyst common shares for gross proceeds of $125,302,021.
In June 2008, Smurfit Stone Container Corporation Enterprises Inc. (“SSCC”) notified us of its intent to cease operation of their corrugating medium machine at the Snowflake site. The corrugating medium machine (“No. 2 PM”) is owned by SSCC and was operated by us under the terms of an operating agreement which terminated October 15, 2008. Under the terms of the agreement, SSCC is obligated to cover employee severance and retraining costs associated with the closure, purchase all relevant inventories and remove No. 2 PM from the mill site. The consequent workforce reduction of 101 employees partially mitigated the impact of the closure on the Snowflake operation’s cost structure.
In July 2008 we announced the permanent closure of the sawdust pulp and white top linerboard operations at our Elk Falls mill as a result of the unavailability of sawdust fibre. The last day of operation was November 18, 2008. Closure of these operations removed 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity. Total severance costs are estimated to be $21 million as a result of this closure and the associated after tax asset impairment charge was $101 million.
In July 2008 we replaced our $350 million revolving credit facility maturing July 2009 with a $330 million revolving asset based loan facility maturing August 2013 (the “ABL Facility”). The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes. Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill. The ABL Facility includes financial covenants to maintain shareholder equity above $639 million (as at December 31, 2008), to maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.
In November 2008, we reached agreement on the renewal of collective agreements with the locals of the Communications, Energy & Paperworkers union of Canada at our mills in Crofton, Campbell River and Powell River and with the Pulp, Paper and Woodworkers of Canada union at our mill in Crofton. The agreements have a four year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our stated goal of an $80 per tonne labour cost structure.
As a result of reduced demand, we took market related curtailment at our paper operations and Crofton long fibre pulp operation during 2008 and early 2009 in order to adjust production to customer orders and manage inventory to an appropriate level. Crofton No. 1 paper machine was indefinitely curtailed effective February 1, 2009. In February 2009, we announced the indefinite curtailment of our No. 2 and No. 5 paper machines at Elk Falls and our Crofton pulp operations due to market conditions, resulting in the layoff of approximately 700 employees. We also announced a restructuring plan for Powell River which will result in a workforce reduction of 127 positions.

The following table summarizes pulp and paper production curtailment in 2008 and the first quarter of 2009:

		White top		Specialty
Production Curtailment		linerboard		printing
(000 tonnes)	Pulp [1]	(000 tonnes)	Newsprint [2]	papers	Total

Q1 2009 [3]	34.2	—	109.4	36.7	180.3
Q4 2008 [4]	46.7	23.8	72.7	27.5	170.7
Q3 2008	16.8	8.0	42.7	2.7	70.2
Q2 2008	12.8	4.4	38.3	—	55.5
Q1 2008	14.0	8.2	41.6	0.9	64.7

Total	124.5	44.4	304.7	67.8	541.4

1	Includes curtailment related to market demand and fibre shortages.

2	Includes impact of the indefinite curtailment of paper machine No. 1 at Elk Falls throughout 2008 and Q1, 2009, a portion of which related to fibre shortages.

3	Includes impact on production due to indefinite curtailment of Crofton pulp, paper machine No. 1 at Crofton and all three paper machines at Elk Falls.

4
Includes impact on production due to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008 (39,200 tonnes in Q4, 2008 from date of permanent closure to year end).

Over the past five years our capital expenditures on continuing operations have totalled approximately $384 million. In the year ended December 31, 2008, approximately $42 million was spent on various environmental, maintenance of business and discretionary projects. The following table summarizes capital expenditures on continuing operations over the past five years:

(In millions of dollars)	2004	2005	2006	2007	2008	Total

Paper [1]	38	73	83	75	39	308
Pulp	30	22	10	11	3	76

Continuing Operations	68	95	93	86	42	384

1
The paper segment includes capital expenditures related to Powell River Energy Inc. (“PREI”). We consolidate 100% of PREI effective January 1, 2005. Our 50% interest in PREI, prior to January 1, 2005 was accounted for using the proportionate consolidation method.

B. Business Overview
We are a leading North American producer and marketer of specialty printing papers and newsprint. Our specialty printing papers include lightweight coated and uncoated mechanical grades, such as soft-calendered, machine-finished hi-brights and super-brights, and telephone directory papers. We are the largest producer of specialty printing papers and newsprint, and the only producer of lightweight coated paper, in western North America. We are one of the largest producers of telephone directory paper in the world. We also produce market pulp and we operate the largest paper recycling operation in western Canada.
Our five pulp and paper operations are located at Crofton and Campbell River (Elk Falls) on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, Powell River on the west coast of the British Columbia mainland, and at Snowflake, Arizona. Our paper recycling operation is located in Coquitlam, British Columbia.

The chart below represents our expectation as to the division of total mill capacity in 2009, in thousands of tonnes, among the different product lines that can be produced at each mill. Some of our paper machines are capable of producing more than one product line.

			Other
			Uncoated
		Directory	Groundwood	LWC	Paper	Total
Mill	Newsprint[1]	Paper	Specialties	Paper	Sub-total	Pulp[2]	Total

Crofton	200,000	210,000	—	—	410,000	403,000	813,000
Elk Falls	373,000	—	153,000	—	526,000	—	526,000
Port Alberni	—	106,000	—	231,000	337,000	—	337,000
Powell River	33,000	—	435,000	—	468,000	—	468,000
Snowflake	347,000	—	—	—	347,000	—	347,000

Total	953,000	316,000	588,000	231,000	2,088,000	403,000	2,491,000

1
We have indefinitely curtailed our three paper machines at Elk Falls and our No. 1 paper machine at Crofton, displacing the equivalent of 526,000 tonnes of newsprint and uncoated mechanical paper capacity from Elk Falls on an annualized basis and 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above has not been adjusted to reflect these indefinite curtailments.

2
Our total pulp capacity is 403,000 tonnes, of which 60,000 tonnes is used internally, leaving 343,000 tonnes available to sell to third parties. We have indefinitely curtailed our pulp operations at Crofton. The capacity noted above has not been adjusted to reflect this curtailment.

Our paper recycling operation has a production capacity of 175,000 tonnes of de-inked pulp, the majority of which is consumed internally.
Specialty Papers
Our specialty printing papers can be manufactured on ten paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River. The specialty paper business segment has a total annual production capacity of 1,135,000 tonnes.
Specialty printing paper products represent our largest business segment, generating 54% of our 2008 consolidated sales revenue. Our customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily through our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2008, 90% of our specialty paper sales volumes were with customers in North America.
Newsprint
Newsprint can be currently manufactured on five paper machines in British Columbia at Crofton, Elk Falls and Powell River and two paper machines in Snowflake, Arizona. The newsprint business segment has a current total annual production capacity of 953,000 tonnes.
Newsprint sales generated 25% of our 2008 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2008, 70% of our newsprint sales volumes were with customers in North America.
Pulp
Our pulp segment consists of northern bleached softwood kraft (“NBSK”) pulp manufactured at the Crofton mill. Prior to November 18, 2008, our pulp segment included sawdust-based pulp and white top linerboard manufactured at the Elk Falls mill. The pulp business segment had a total annual pulp and white top linerboard production capacity of 734,000 tonnes in 2008 including Elk Falls.
Pulp and white top linerboard sales generated 21% of our 2008 consolidated sales revenue. In 2008, 78% of our pulp and white top linerboard sales volumes were with customers in Europe and Asia. In 2009, our pulp production will consist only of Crofton NBSK pulp, which has a total annual production capacity of 403,000 tonnes. On March 8, 2009, we indefinitely curtailed our Crofton pulp operations.

The pulp customer base is located primarily in Europe and Asia and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily through sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.
The following tables set out our total revenues by product and geographic market for each of the last three financial years:
Paper Sales

	Year Ended December 31
(In millions of dollars)	2006	2007	2008

United States	$1,016.0	$857.9	$1,026.4
Canada	192.7	181.7	196.8
Latin America	116.5	121.5	140.5
Asia and Australia	121.6	90.5	99.9
Europe and Other	1.4	6.0	1.2

	$1,448.2	$1,257.6	$1,464.8

Pulp Sales

	Year Ended December 31
(In millions of dollars)	2006	2007	2008

United States	$37.8	$47.0	$50.6
Canada	13.9	14.5	12.6
Latin America	55.4	36.7	29.5
Asia and Australia	201.0	242.2	191.6
Europe and Other	126.2	116.6	100.3

	$434.3	$457.0	$384.6

Paper Marketing
The principal customers for our specialty printing papers and newsprint are retailers, magazine and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world’s largest consumer of coated and uncoated mechanical paper and newsprint, representing 28% of the world’s consumption for coated mechanical paper, 35% for uncoated mechanicals and 19% for newsprint.
For the years ended December 31, 2008 and 2007, specialty paper accounted for 54% and 54% of our consolidated net sales revenue, respectively, and newsprint accounted for 25% and 20% of our consolidated net sales revenue, respectively. One customer represents more than 10% of our consolidated net sales revenue from newsprint (11%). Specialty printing paper and newsprint markets are not subject to significant seasonal fluctuations.
The Crofton and Elk Falls mills are located on tidewater and have deep-sea vessel loading facilities. Specialty printing paper and newsprint is shipped overseas primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations. We use the services of independent warehouses for distribution to our customers in other parts of the world.
Pulp Marketing
Our Crofton pulp mill is well situated for export shipments to Asia and western Europe. Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.
Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world. The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities. Pulp is shipped to offshore locations by both break bulk on deep-sea vessels and container shipment.

For the year ended December 31, 2008, pulp and white top linerboard accounted for 21% of our consolidated sales revenue as compared to 27% for the year ended December 31, 2007 (including revenue from our Elk Falls pulp and white top linerboard operations, which were permanently closed in November 2008). Currently, a small group of customers represent a significant portion of our pulp business and one pulp customer accounts for approximately 15% of our consolidated net sales revenue for pulp. Pulp markets are not subject to significant seasonal fluctuations.
Competition
The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers.
Fibre Supply
Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent companies and more than 25 pulp log suppliers. Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.
In 2008, our sawmill wood chips comprised 60% of the fibre supply for our B.C. pulp and paper operations. The remainder was comprised of pulp logs (23%), sawdust (12%) and recycled de-inked pulp (5%). Five wood chip, log and sawdust suppliers provided 49% of our fibre supply in 2008. The supply contracts with these companies were negotiated for indefinite (“evergreen”) terms when certain of our timber and processing assets were sold. In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills. These suppliers provided an additional 9% of our fibre supply. Together, all of these long-term, secure supply agreements provided approximately 58% of the fibre supply for our pulp and paper operations in 2008.
The remainder of the fibre requirements for the four B.C. pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.
Our Snowflake mill produces 100% recycled newsprint and relies on ONP and OMG as its fibre source. The majority of this fibre is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.
From time to time we sell fibre to outside customers. We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product. In 2007 and 2008 we experienced fibre shortages and related production curtailments as a result of a strike by coastal loggers and the deteriorating U.S. housing marketing, affecting lumber market conditions. See “History and Development of the Corporation” on page 14. As a result of the closure of the Elk Falls pulp and white top linerboard operations, our residual sawdust supplies are used as fuel in our boilers.
During the past four years, we have implemented a chain of custody system to certify our wood fibre supply. We use the PricewaterhouseCoopers standard, which is a third party audited system that identifies the source of wood fibre, and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system. By 2006, all of our Canadian paper and pulp mills were certified under the PricewaterhouseCoopers standard. The chain of custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests, and is expected to continue to result in additional sales opportunities.
Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring and regional market prices. The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations.

Competitive Strengths
We believe that we have the following competitive strengths:
•
Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 2.5 million tonnes of paper and pulp. We are the only producer of lightweight coated and supercalendered papers in western North America and the largest producer of glossy paper in the region. We are one of the leading producers of directory paper in the world. In addition, we operate the largest paper recycling operation in western Canada.

•
Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades, which allow us to exploit niche opportunities in the marketplace. In recent years, we have introduced new product lines which include Electraprime™, Electrastar™ and Electrabrite Lite, and most recently Electracote Brite. Our Electraprime™ grade is a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades. It is used primarily for advertising inserts and flyers. Our Electrastar™ product is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers. Electrabrite Lite is a lighter basis weight, high-brightness product that is used by newspapers and retailers. Electracote Brite is a brighter, heavier paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades. All four product lines have been well received in the market. These newer and more specialized products generally provide higher margins and improved demand prospects than standard commodity grades. We manage fluctuations in demand for our products through our ability to switch production between products, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•
Upgraded, Cost-Competitive Manufacturing Facilities. Our financial results are driven by our manufacturing costs, particularly with respect to fibre prices and mix, energy prices and usage and labour costs. We are focused on reducing these costs, while maintaining or improving the quality of our products. In each of 2007 and 2008 we announced restructuring programs that resulted in workplace reductions at a number of our mills, resulting in a reduction in our workforce by 954 employees. Over the past five years, capital expenditures of approximately $384 million have been directed primarily towards shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations. In addition, over the last several years, we have developed expertise in the production of lightweight papers, which improve our margins by decreasing fibre, shipping, and storage and handling expenses. The Snowflake mill, which we acquired in April 2008, is one of the lowest cost newsprint facilities in North America.

•
Diversification. The acquisition of the Snowflake mill enhanced our geographic, fibre and currency diversification while increasing our market share. The Snowflake mill is the only newsprint mill within a 1,600 kilometre (1,000 mile) radius. This provides delivery and customer service advantages in key western American states with large and growing metropolitan populations such as Phoenix, Arizona, Los Angeles and San Diego, California and Denver, Colorado. The mill’s primary raw material is ONP and OMG. ONP and OMG are exposed to different market forces than the woodfibre used by our virgin fibre newsprint mills in Canada. Current challenges in the U.S. housing market have reduced sawmilling activity, which in turn has reduced the availability of residual virgin fibre in North America. While ONP and OMG are also subject to market forces, these generally differ significantly from the primary drivers of virgin fibre cost and availability.

The Snowflake mill also provides us with a natural hedge against fluctuations in the Canadian to U.S. dollar exchange rate. As a U.S. based facility, the Snowflake mill’s margins have not been impacted in the way that Canadian mills have as a result of the strengthening of the Canadian dollar relative to the U.S. dollar.
•
Strong Supply Chain Management Practices. Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as truck, rail and break bulk and container shipping. Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest. Our Crofton mill site directly ships breakbulk paper and pulp to offshore customers via regularly scheduled vessels. We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our four British Columbia manufacturing sites and then ships via rail, truck and container to our customers. This allows us to choose the most cost effective transportation mode in conjunction with customer requirements. We also lease 780 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software. We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre. At Snowflake we balance inbound ONP paper with outbound finished product deliveries to minimize transportation costs.

•
Production Expertise. Over the last several years, we have developed expertise in the production of lightweight papers. As part of this process we converted all our B.C. paper mills to alkaline papermaking, which uses lower-cost (compared to fibre furnish) precipitated calcium carbonate, or PCC, fillers in the production process. In addition to being a lower-cost input, the PCC filler leads to improved brightness and opacity, which facilitates the production of papers with a lower basis weight. The use of lower basis weight paper by our customers reduces their postage costs. Lower basis weight papers also provide a positive environmental impact as they use less fibre.

Business Strategy
Our long term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing our brands and customer base. Key principles of our strategy include:
•
Cost Competitive Manufacturing. Our manufacturing costs are key to being competitive over the long term and we are focused on reducing those costs and improving our margins. We continually examine all areas of our business for cost reduction opportunities. Over the past several years we have sought to reduce our per unit cash costs by improving machine productivity through initiatives such as our asset reliability program, improvements in our grade development and improved operator technical training. We have directed capital expenditures towards higher margin products and projects that reduce unit production costs. We have developed expertise in the production of lightweight papers, reducing our fibre costs and shipping, storage and handling expenses. We have also made significant workforce reductions over the last two years.

•
Re-aligning Labour Cost Structure. We have established a target labour cost structure of $80 per tonne at each of our mills. Our 2008 agreements with the CEP at our Port Alberni mill provides a structure for achieving this target at the mill. In addition, our agreements with the CEP at Crofton, Elk Falls and Powell River and PPWC at Crofton include a commitment to complete plans which will assist us in reaching the target at those mills as well. In February 2009, we reached agreement with the two CEP locals in Powell River which will facilitate achieving this goal. Discussions continue with locals at the other mills. Our Snowflake mill has the labour structure needed to achieve the $80 per tonne goal and is expected to be on target in 2009, subject to the impact of production curtailment.

•
Grow Market Share in Uncoated Mechanical Grades. We continue to develop new grades as a way of protecting and increasing market share in our core region, the west coast of North America. Our broad product range allows us to effectively respond to evolving customer demands, increasing our ability to retain our most desirable customers. With more grade options for our paper machines and customers, we believe we are able to achieve higher margins.

In 2008, we targeted growth in sales of our uncoated mechanical grades. These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled us to offset to some extent the declines in newsprint demand seen over recent years. Due to the flexibility of our machines, growth in uncoated grades has been achieved with minimal capital costs. We increased sales of our uncoated grades by 48,600 tonnes in 2008, or 9.5% from 2007, despite a 2.7% decline in total uncoated North American shipments. Additionally, in 2008, we developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at replacing higher cost coated mechanical number four grades.
•
Be the Preferred Supplier for our Customers. In 2008, we focused further on advancing our preferred supplier status with key customers by continuing to improve the consistency, runnability and reliability of our products, and our on-time delivery service. As a result, we recorded the lowest number of quality claims in our history. We have continued using a chain-of-custody system to certify our wood fibre supply. The PricewaterhouseCoopers standard that we use is a third-party audited system that verifies fibre is derived from a forest managed in accordance with the requirements of a major sustainability certification program. The chain-of-custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains fibre originated from well-managed forests. It is expected to continue to result in additional sales opportunities. In 2007, we launched “Catalyst Cooled™”, a product line whose manufacture, together with the purchase of offsetting credits, results in no net carbon emissions. This product is designed for customers who do not want their paper to contribute to carbon emissions.

C. Organizational Structure
We own all of the issued and outstanding shares of the following principal subsidiaries as of December 31, 2008:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company	Arizona
We are a partner of the British Columbia general partnership Catalyst Paper. We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder. We also own 50% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill.
D. Property, Plants and Equipment
Paper
Paper Operations
Our specialty printing paper and newsprint can be manufactured on 13 paper machines at five mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“No. 1 PM”)	Specialty/Newsprint
Paper Machine No. 2 (“No. 2 PM”)	Specialty
Paper Machine No. 3 (“No. 3 PM”)	Specialty/Newsprint

Elk Falls	Product
Paper Machine No. 1 (“No. 1 PM”)	Specialty/Newsprint
Paper Machine No. 2 (“No. 2 PM”)	Specialty
Paper Machine No. 5 (“No. 5 PM”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“No. 4 PM”)	Specialty
Paper Machine No. 5 (“No. 5 PM”)	Specialty (Coated)

Powell River	Product
Paper Machine No. 9 (“No. 9 PM”)	Specialty
Paper Machine No. 10 (“No. 10 PM”)	Specialty
Paper Machine No. 11 (“No. 11 PM”)	Specialty/Newsprint

Snowflake	Product
Paper Machine No. 1 (“No. 1 PM”)	Recycled Newsprint
Paper Machine No. 3 (“No. 3 PM”)	Recycled Newsprint

Our 2009 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
		Year ended December 31
Mill	Annual Capacity	2008	2007

Crofton	410	365	379
Elk Falls [1]	526	363	410
Port Alberni [2]	337	268	284
Powell River	468	446	455
Snowflake [3]	347	215	—

	2,088	1,657	1,528

1
We have indefinitely curtailed our three paper machines at Elk Falls and our No. 1 paper machine at Crofton, displacing the equivalent 526,000 tonnes of newsprint and uncoated mechanical paper capacity from Elk Falls on an annualized basis and 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above has not been adjusted to reflect these indefinite curtailments.

2	Paper machine No. 4 at Port Alberni was curtailed for parts of 2007 and 2008. The machine was restarted in May 2008. The capacity noted above has not been adjusted to reflect this curtailment.

3	The Snowflake mill was acquired on April 10, 2008. Net production for 2008 reflects production for the period April 10, 2008 to December 31, 2008.
Crofton
Crofton’s capacity is 410,000 tonnes of newsprint and directory paper. On a 48.8 gsm equivalent basis the annual capacity of the Crofton paper operations is approximately 534,000 tonnes. No. 1 PM at Crofton was temporarily idled on February 1, 2009. The capacity noted above has not been adjusted to reflect this curtailment.
The Crofton paper mill’s three paper machines were put in operation in 1964, 1968 and 1982. No. 1 PM and No. 3 PM are capable of producing either newsprint or directory paper as market conditions warrant and No. 2 PM is dedicated to producing light weight directory paper. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces.
Modifications made to No. 2 PM in 1999 enable the Crofton mill to produce an innovative directory paper at the lowest industry basis weight. This directory paper has improved consistency, runnability and printability. Crofton also makes directory paper on No. 3 PM and has the capability to make it on No. 1 PM.
Pulp furnish for the paper mill is supplied by a three-line TMP mill, consisting of Andritz twin mainline refiners, and de-inked pulp from our paper recycling operation.
In 2006 we spent $1.9 million to change the way de-inked pulp was shipped to and handled at the mill. The project allows operations to handle de-inked pulp in crumb form, resulting in less intensive handling of de-inked pulp and a reduction in operating labour. An additional $4 million was spent in 2007 to complete this project.
Also in 2007, approximately $4.2 million was spent on No. 1 PM to upgrade the dryer system which has resulted in increased productivity due to higher machine speeds and a reduction in drying steam consumption. This upgrade has also enabled the machine to make lighter basis weight paper.
In 2008 we spent $1.4 on certain automation projects at the mill designed to reduce our operating costs.
Elk Falls
Elk Falls’ annual capacity is 526,000 tonnes of newsprint and uncoated specialty printing papers. On a 48.8 gsm equivalent basis, the annual capacity of the Elk Falls paper operations is approximately 552,000 tonnes. Throughout 2008 our No. 1 paper machine at Elk Falls remained indefinitely curtailed. On February 23, 2009 we indefinitely curtailed No. 2 and No. 5 paper machines at Elk Falls. Collectively, these curtailments have resulted in the removal of 526,000 tonnes of newsprint and uncoated mechanical paper on an annualized basis. The capacity noted above has not been adjusted to reflect these indefinite curtailments.
The three paper machines were put into operation in 1952, 1957 and 1982 and produce newsprint, soft-calendered and machine finished high-bright specialties papers. All machines were installed with, or converted to, twin-wire sheet formation.
Elk Falls has broadened its range of uncoated mechanical specialty printing papers to meet the needs of commercial printers and retailers. The mill has met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish. The soft-nip calendering system on No. 2 PM provides for improvements to the sheet’s smoothness and printability. Glossy specialty printing papers produced from this machine and marketed under the ElectraSoft™ and ElectraCal™ labels are used mainly by the commercial print market for advertising flyers and newspaper supplements. We are the largest producer of soft-calendered papers and the only manufacturer of a high gloss, high brightness super calendered style grade in western North America.

Pulp furnish for the paper mill is supplied primarily from the mill’s seven-line TMP mill.
In 2007 we spent $9.9 million on automating our wrapping and product handling equipment at the mill.
Port Alberni
Port Alberni’s annual capacity is 337,000 tonnes of directory paper and lightweight coated paper. Port Alberni’s annual paper capacity on a 48.8 gsm equivalent basis is approximately 349,000 tonnes.
The Port Alberni paper mill has two paper machines. One was put into operation in 1957, and the other in 1968. In September 2007 we indefinitely curtailed No. 4 PM, displacing 134,000 tonnes of 45.0 gsm equivalent paper production. In May 2008 we re-started No. 4 PM and commenced a $12 million upgrade to the mill’s TMP facility, which was completed in May 2009. The upgrade increases the TMP facility’s capacity and reduces the use of higher cost de-inked pulp.
No. 5 PM is the only lightweight coated paper machine in western North America. Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runnability, printability and bulk.
Pulp furnish for the paper mill is supplied primarily from the mill’s TMP plant and from our paper recycling operation. We have installed equipment at the Port Alberni mill to allow us to use crumb de-inked pulp from our paper recycling operation in telephone directory paper and crumb kraft pulp from the Crofton mill in our lightweight coated paper.
Powell River
Powell River’s annual capacity is 468,000 tonnes of newsprint and uncoated specialty papers. On a 48.8 gsm equivalent basis, the annual capacity of Powell River’s paper operations is approximately 465,000 tonnes.
The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint. In 2004, we upgraded No. 10 PM and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We have dedicated No. 9 PM to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively. We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.
In 2006, Powell River completed a $5.6 million project to by-pass the existing primary effluent clarifier which, because of reductions in mill effluent flows over the years, was too large to efficiently process that effluent. This environmentally-driven project was based on reducing the odours which emanated from the over-sized clarifier.
We spent $2.1 million in 2008 to automate our wrapping operations at the mill.
Pulp furnish for the paper mill comes primarily from a TMP plant. The Powell River mill has the capability to use recycled de-inked pulp on a limited scale. Recycled de-inked pulp is supplied from our paper recycling operation.
We own 50% of Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts. Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates until 2011. Powell River Energy’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. In 2011 we have the option to renew this fixed rate agreement for approximately 50% of the power currently produced by Powell River Energy. Alternatively we could elect to operate under the terms of a Minister’s Order pertaining to Powell River Energy which would approximate the current power supply arrangements to the mill.

Snowflake
We acquired the Snowflake mill in April 2008. Snowflake’s annual capacity is 347,000 tonnes of recycled newsprint. On a 48.8 gsm equivalent basis, the annual capacity of Snowflake’s paper operations is approximately 369,000 tonnes.
The Snowflake mill has two paper machines, which were put in operation in 1961 and 1975. A third paper machine, which produced corrugating medium, is owned by a third party and discontinued operations in October 2008. The Snowflake mill’s paper machines produce recycled newsprint exclusively, with basis weights of 45 g/m2 accounting for the bulk of production. The majority of the mill’s sales are to customers based in California, Arizona, Texas, Nevada and Mexico. Snowflake’s proximity to this customer base reduces transportation costs and currently 80% of shipments are transported by truck with the remaining 20% transported by rail.
In 2008 Snowflake substantially completed a $7 million multi-year project that upgraded the mill’s No. 2 power boiler and associated components to allow the consumption of lower cost, lower energy content coal. A supply of suitable low-cost coal is secured under a contract that expires in December, 2016.
The mill relies primarily on ONP as its fibre source. The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions. 25% of the mill’s ONP is secured under contract with AbitibiBowater Recycling until April 2011.
The Snowflake acquisition included the assets of The Apache Railway Company (“Apache”). Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona. Snowflake uses Apache to transport coal for one of its boilers and to transport a portion of its finished goods. Apache has 72 kilometres (45 miles) of main line tracks and 12.8 kilometres (8 miles) of rail yard tracks on 209 hectares of land. Apache owns six operating locomotives and leases its rail cars. The majority of Apache’s revenue is derived from the Snowflake mill with the remainder from the transport of oil, corn, soybean, lumber and wood chips. Apache employs 29 people.
Pulp
Pulp Operations
We manufacture market pulp at our Crofton mill. Prior to November 2008 we manufactured market pulp and white top linerboard at our Elk Falls mill. We permanently closed the Elk Falls pulp and white top linerboard operations in November 2008. On March 8, 2009 we indefinitely curtailed our Crofton pulp operations due to market conditions.
Our pulp and white top linerboard capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

			Year ended December 31
	Mill	Annual Capacity	2008 Production	2007 Production

Pulp [1]	Crofton	403	304	326
	Elk Falls	200	113	164

		603	417	490
White top linerboard	Elk Falls	131	87	113

Total		734	504	603

1
In 2009, as a result of the permanent closure of our Elk Falls pulp facility, our total pulp capacity is 403,000 tonnes, of which 343,000 tonnes is designated as market pulp, with the remainder being consumed internally. The capacity noted above does not reflect the indefinite curtailment of the Crofton pulp mill.

The Crofton kraft pulp mill is a two-line mill. The first line began operating in 1957 and the second in 1965. At December 31, 2008 total annual pulp production capacity was 403,000 tonnes, of which 343,000 tonnes was market pulp capacity. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton’s batch digesters utilize a rapid displacement heating cooking system. This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. This pulp is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers. The other pulp grades produced are made from spruce, pine and fir (“SPF”), coastal hemlock and Douglas fir species. These grades have high intrinsic strength and bulk, and are used in a variety of printing and writing papers and a range of specialty papers.
In 2005 we spent $3 million at our Crofton kraft pulp mill to install a crumb pulp handling process, reducing energy use on the kraft pulp used internally. This installation has allowed us to free up drying capacity for our market pulp business and, as a result, we are able to produce an additional 25,000 tonnes of market pulp a year.
Paper Recycling Division
We acquired our paper recycling operation, western Canada’s largest paper recycling operation, in 2003. The facility recycles old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper. The plant was constructed in 1990. Its current production capacity is 175,000 air-dried metric tonnes of pulp per year. Average annual production in the last three fiscal years was approximately 138,000 air-dried metric tonnes per year. The operation supplies 100% of our Canadian de-inked pulp requirements.
In June 2007 our paper recycling operation completed a crumb de-inked pulp project which enables the delivery of de-inked pulp in crumb form to our mill operations by truck, rail and barge. This project increased the capacity of the paper recycling operation, reduces energy use, generally eliminates all packing material and warehouse handling and lowers the mills’ labour cost structure.
The waste paper furnish for our paper recycling operation is purchased in western Canada and the western United States. In 2008, approximately 50% of the furnish was sourced in British Columbia, 34% in the balance of western Canada and 16% in the United States.
Properties
Our head office is located in leased premises in Richmond, British Columbia. The lease covers an aggregate of 39,275 square feet and expires March 31, 2018.
We lease the land and buildings where our paper recycling operation is located. The lease expires November 30, 2023, subject to one 10 year renewal option, and includes an option to purchase and a right of first offer in the event the landlord wishes to sell the land to a third party. We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which lease terminates in June 2014, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to two leases, one of which expires in September, 2010 and the other expires in August 2012. Both of these leases are subject to one option to renew for three years each.
Each of our Crofton, Elk Falls, Powell River, Port Alberni and Snowflake manufacturing facilities are situated on land we own. The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site, the Snowflake mill is located on a 7,822 hectare site and Apache Railway is located on a 209 hectare site. Our Snowflake and Apache Railway properties are subject to a mortgage in favour of our lenders to secure our ABL Facility.
Environment
Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the decade to comply with solid and hazardous wastes, effluent and air regulations. Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.
In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001:2004 standard at all six of our facilities. The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities. The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies. Compliance audits at the B.C. operations were completed during late 2008 and no new material issues were uncovered during those audits. Snowflake will be added to the compliance audit program for the next cycle.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions. Substances that have been targeted include odorous sulphur compounds, particulates, sulphur dioxide and greenhouse gases. Because of upgrades we have made to our air emissions controls over the past decade, we believe we are well positioned to meet many of these new challenges. In cases where equipment improvements may be required, we expect that policy lead time and flexibility in the permitting process will mitigate any required capital spending.
Recycled Content in Mechanical Paper
We are a major supplier of newsprint, directory and other mechanical printing papers to western North America. The most significant of these markets is the western United States, where in three states — California, Arizona and Oregon — newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western United States and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.
We meet this market demand through paper manufactured at our Snowflake mill which is made from 100% recycled paper. Other operations use de-inked post-consumer pulp from our paper recycling operation which is mixed with virgin pulp furnish to produce newsprint and directory paper that meets the legislated requirements and customer needs.
Solid Waste
An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice we have at least six years’ capacity in the landfills at Port Alberni and Crofton, five years at Snowflake, three years at Elk Falls and approximately one year at Powell River. We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste. In 2004, we constructed a new landfill at Crofton with a 30 year capacity. Elk Falls submitted a permit amendment application in 2008 to the B.C. Ministry of Environment to expand their landfill. A decision is expected by mid 2009. Powell River’s application to amend its permit to expand its landfill was approved in 2008. The amended permit has been appealed by local residents. The appeal hearing will conclude in September 2009 with a decision sometime thereafter.
Effluent
In 2003 we began an initiative to reduce water use at all facilities. These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs. We delivered total reductions in water use of 7% between 2003 and 2005. In 2007, we reduced our water use by 2% and in 2008 water use was reduced by another 6%.
The Snowflake mill recycles 100% of its treated waste water by using the water for irrigation on farm land owned by the mill. Feed crops are grown and sold to local farmers.
Air Emissions
Over the past ten years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes odour collection and treatment systems and new precipitators at Crofton and Elk Falls, a fluidized bed boiler conversion at Port Alberni and a fluidized bed boiler at Powell River. Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates and other criteria air contaminants.
The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act. The priority air pollutants include particulate matter (“PM”) and sulphur oxides (“SOx”). The emissions targets developed by the industry and Environment Canada are essentially those proposed by an industry coalition. Under the targets Crofton and Elk Falls may have to make PM and SOx emission reductions by 2015. Due to the Canadian government’s focus on climate change policy the development of regulations concerning priority pollutants has slowed.
The Snowflake mill upgraded emissions control equipment on its main power boiler in 2008, improving its ability to capture both PM and SOx and enabling it to revert to the use of higher sulphur content and more economical coal supplies. Snowflake may be affected by the development of new industrial boiler emission standards proposed by the U.S. Environmental Protection Agency. The new rule is expected to be proposed in 2009 and adopted in 2010. Depending on the contents of the new rule Snowflake may be required to further upgrade its boiler emissions control equipment.

Climate Change
We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill, which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source is coal. At our Canadian operations, however, direct GHG emissions were down 73% in 2008 relative to 1990 levels on an absolute basis (70% on an intensity basis). We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008, and we continue to offer Catalyst Cooled™ manufactured carbon neutral products. By virtue of early responses and rigorous carbon accounting, we believe we are well positioned relative to potential carbon related developments.
The federal government of Canada has indicated its intent to also regulate GHG under the Canadian Environmental Protection Act. The forest products sector is named as one of the targeted sectors for regulation. The federal GHG intensity targets require an 18% emission intensity reduction by 2010, a 26% reduction by 2015 and a 33% reduction by 2020, all based on 2006 emissions. Due to the extensive reductions achieved by our operations since 1990 and the favourable treatment by the federal policy of steam and electricity generated from renewable sources, we expect to be in a surplus position. The finalization of this legislation has been delayed due to the change of administration in the U.S. and the potential for the development of a North American wide climate change policy.
The Province of British Columbia is a signatory to the Western Climate Initiative (“WCI”), an organization of four provinces and seven U.S. states, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020. In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim targets of 6% by 2012 and 18% by 2016. These targets would begin in 2012 and the reductions will be accomplished primarily through the implementation of a cap and trade system. The B.C. forest products industry will be one of the targeted sectors. The WCI and B.C. are currently developing policies to achieve their goals. Arizona is also a member of the WCI and as such the Snowflake mill may be affected by the WCI’s climate change policy. It is too early to determine the impact on us of these regulatory proposals and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme. As in the case of the federal policy development, the WCI and B.C. climate change policies may be rolled into a North American policy. Our priorities are to ensure that we receive appropriate recognition for the reductions already achieved at our Canadian operations and to ensure that cogeneration from renewable fuels is adequately recognized.
Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change related concerns. If and to the extent we operate or offer our products for sale in such jurisdictions we may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.
In 2008, we spent approximately $0.3 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.7 million in 2009. While we believe that our estimate for environmental projects for 2009 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.
On February 20, 2008 the British Columbia government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008. The initial tax rate in 2008 was $10 per tonne of carbon-dioxide equivalent emissions, increasing in $5 per tonne increments each year to reach $30 per tonne by 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels. We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies. Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, it is unlikely that we will be able, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax. The tax increased our operating costs in the second half of 2008 by approximately $1.2 million and we expect the tax to increase our 2009 operating costs by approximately $3 million, depending on our ability to decrease our use of fossil fuel.

Contaminated Sites
We are not aware of any sites or land parcels which are considered contaminated under the Province’s contaminated sites legislation.
Provincial legislation governing contaminated sites came into effect in British Columbia on April 1, 1997. If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a “contaminated site” under the legislation. The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.
Social Responsibility
Fibre Certification Chain of Custody
We have implemented a chain of custody system to verify that select paper products made at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre. This allows customers to track, measure and report the extent and type of environmentally-preferable fibre used in their product. The chain of custody system tracks fibre from forests certified under three recognized sustainable forest management certification schemes — Canadian Standards Association (“CSA”), Forest Stewardship Council (“FSC”), and Sustainable Forestry Initiative (“SFI”). The system is audited to the PricewaterhouseCoopers standard.
We implemented a similar chain of custody system at our paper recycling division under the FSC standard in 2006. Under this certification, a percentage of our recycled fibre is certified as post consumer waste and represents an FSC de-inked pulp supply for certain of our manufacturing sites. We continue to work with the forest industry and local special interest groups around development of additional FSC certified fibre sources in British Columbia for use in our fibre stream. An FSC chain of custody system will be implemented in Snowflake in 2009.
Aboriginal Relations and Business Development
We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band. The most extensive initiative is a limited partnership with the Tla’Amin (“Sliammon”) Nation and the city of Powell River which was formed in 2006. In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council. Closure of the Elk Falls kraft pulp mill necessitated an adjustment to the joint environment committee formed in 2006 with the Wewaikai Nation in Campbell River. The band’s recommendations on environmental impacts continues to be sought and considered in our decision making and mill operations.
Carbon Emission Reduction Reporting
We continue to participate in the Carbon Disclosure Project, a study backed by institutional investors worldwide. We consider this an important global reporting initiative that reinforces the need for risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.
This complements our voluntary initiative with World Wildlife Fund Inc. and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (“GETF”) to reduce CO2 emissions at its British Columbia based facilities to 70% below its 1990 emissions by the year 2010 primarily through energy conservation measures. Our 2008 absolute greenhouse gas emissions were 73% below 1990 levels and we are actively engaged in GHG related policy development through local, regional and continental forums.
Clean Production Initiative
As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with World Wildlife Canada to transition to direct measurement of priority emissions. Under this clean production initiative, testing of actual emissions has been found to be frequently less than previous estimates based on data derived from emission factors. Preliminary work has also extended to a procurement based focus on chemical sourcing and reductions.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2008.
Throughout this discussion, reference is made to EBITDA, which represents net earnings (loss) before net interest expense, income taxes, amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non controlling interests as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow. Management believes these measures are useful to evaluate the performance of the Corporation and its business segments. As there is no defined method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.
We incurred some specific items in 2008 and 2007 that adversely or positively affected our average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. We believe it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing-related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature. We believe this is useful supplemental information; however, our measures excluding specific items have no standardized meaning under GAAP and might not be comparable to similarly titled measures reported by other entities. Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by GAAP. The definition, calculation, and reconciliation of these non-GAAP measures are provided on page 57 under the heading “Non-GAAP measures.”
2008 annual overview
General overview
2008 saw improved operating results during the course of the year as prices for our paper products recovered strongly from their low levels in 2007, and as capacity contracted in most of the paper grades we compete in. Improved pricing, the acquisition of Snowflake in April 2008, and a continued focus on cost reduction, particularly through more efficient workforce levels, enabled us to more than offset a number of negative factors in the year. The impact of exchange rates, higher costs of distribution, chemicals and fuel (driven by high energy prices), and significant curtailment as a result of both market demand and fibre supply, all represented significant challenges. Despite the positive trend in earnings during 2008, the acceleration of the global economic downturn in the latter part of the year led to a rapid decline in print advertising and significantly weaker demand for our products, which led to increased curtailment as the year progressed.
Financial performance
We recorded a net loss of $221.1 million and a net loss before specific items of $28.0 million in 2008, compared to a net loss of $31.6 million and a net loss before specific items of $89.3 million in 2007. The net loss for 2008 included an after-tax impairment charge of $111.0 million, $101.0 million of which was related to our sawdust pulp and white top linerboard operation at Elk Falls, and an after-tax foreign exchange loss of $69.4 million on the translation of U.S. dollar denominated long-term debt. EBITDA for 2008 was $159.4 million compared to $27.0 million in 2007. Our 2008 EBITDA included restructuring costs of $30.1 million, compared to restructuring, change of control, and United Steelworkers (“USW”) strike-related costs of $89.7 million in 2007. EBITDA before these specific items was $189.5 million, compared to $116.7 million in 2007.

Snowflake mill acquisition
On April 10, 2008, we completed the acquisition of the Snowflake recycled newsprint mill in Arizona for a total cost of $169.8 million, including working capital adjustments and transaction costs. The acquisition was financed through a combination of the net proceeds of an equity rights offering of $121.1 million and a draw on our credit facility.
The Snowflake mill is a low-cost newsprint operation which provides geographic, fibre and currency diversification. The mill has a total annual production capacity of 347,000 tonnes of newsprint and contributed 215,200 tonnes to our 2008 newsprint production. We generated annualized synergies of US$9.2 million in 2008 through a number of optimization initiatives, including a reduced workforce and improved production efficiencies.
Production curtailment
As a result of reduced demand, we took market related curtailment at our paper operations and Crofton long fibre pulp operation during the year in order to adjust production to customer orders and manage inventory to an appropriate level. In addition, the deterioration in the United States housing market and poor lumber market conditions in 2008 resulted in the curtailment or permanent closure of a number of sawmills during the year. This resulted in ongoing fibre shortages particularly for sawdust, and we took periodic curtailment throughout the year at our Elk Falls sawdust pulp and white top linerboard operation before its permanent closure in November 2008 due to unavailability of sawdust fibre.
The following table summarizes pulp and paper production curtailment in 2008:

				Specialty
2008 Production Curtailment		White top		printing
(000 tonnes)	Pulp [2]	Linerboard [2]	Newsprint [1]	papers	Total

Q1	14.0	8.2	41.6	0.9	64.7
Q2	12.8	4.4	38.3	—	55.5
Q3	16.8	8.0	42.7	2.7	70.2
Q4	46.7	23.8	72.7	27.5	170.7

Total	90.3	44.4	195.3	31.1	361.1

1	Curtailment includes 153,000 tonnes related to E1 which is indefinitely curtailed due to the decline in market demand for newsprint.

2	Includes impact on production due to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).
Permanent closure of the Elk Falls pulp mill
On November 18, 2008, as a result of the ongoing unavailability of sawdust fibre, we permanently closed our sawdust pulp and white top linerboard operation at our Elk Falls mill. This resulted in the removal of 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity. We recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in connection with this closure in 2008. Total severance costs to be incurred as a result of this closure are estimated to be approximately $21 million.
In addition to the impairment charge associated with the closure of the Elk Falls pulp mill, we also recorded a $14.6 million asset-impairment charge in 2008 related to certain specific assets at our mills that are no longer in use or where the net realizable value has decreased due to the weak economic environment.
Restructuring
In February 2008, we reached new labour agreements at our Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments. To further lower the operating costs at the mill, we committed to a $12 million capital upgrade on the thermo-mechanical pulp facility to allow the replacement of recycled de-inked pulp with lower cost thermo-mechanical pulp (“TMP”). As a result, the Port Alberni No. 4 paper machine (“A4”) was restarted in May 2008. A4 had been indefinitely idled since September 2007. On an annualized run-rate basis, the restart of A4 represents 134,000 tonnes of newsprint production. We recorded $14.6 million in restructuring costs in 2008 related to the early retirement and severance program. Completion of the TMP project is expected in May 2009.

In April 2008, we announced the indefinite curtailment of the Elk Falls No. 1 paper machine. E1k had been temporarily curtailed in September 2007 due to lack of fibre as a result of the USW strike. The indefinite curtailment resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs. At the same time, we also announced workforce reductions of 82 positions at Crofton as the mill took steps to improve its overall cost structure. Costs associated with these restructuring programs are expected to be approximately $4 million in 2008 and early 2009.
Renewal of collective agreements
In November 2008, an agreement was reached on the renewal of the collective agreements with the locals of the Communications, Energy and Paperworkers Union of Canada (“CEP”) at our Crofton, Elk Falls and Powell River mills and with the Pulp, Paper and Woodworkers of Canada (“PPWC”) at our Crofton mill. The agreements have a four-year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our target of an $80 per tonne labour-cost structure at each of our mills.
Canadian dollar
The majority of our sales are denominated in U.S. dollars. Although the Canadian dollar weakened substantially against the U.S. dollar in Q4, 2008, the average spot rate for 2008 was US$0.938 compared to US$0.930 for 2007. The slightly unfavourable movement in the average year-over-year spot rate was amplified by the negative impact of our hedge positions which led to a higher effective exchange rate as the Canadian dollar saw an unprecedented weakening relative to the U.S. dollar in October and through Q4. Excluding foreign exchange impact on long-term debt, the US$/CDN$ exchange rate movements negatively impacted 2008 revenue by $55.4 million and EBITDA by $31.3 million.
The chart below illustrates the movement of the US$/CDN$ spot rate over the past six years:
Product demand and pricing
Market conditions for our products were mixed in 2008. Our paper and pulp products saw significant price increases for much of the year despite weakening demand, due to tight supply particularly early in the year. Demand for both paper and pulp fell significantly in the last few months of the year due to a decline in print advertising and the worldwide economic slowdown.
Coated mechanical demand was down significantly in the last eight months of the year largely due to the decline in print advertising. Grade substitution to lower value alternatives and high mill and consumer inventories further accentuated the decline in coated demand. Nonetheless, tight market supply early in the year allowed us to largely implement the two US$60 per ton price increases announced in April and July before prices began to weaken in the fourth quarter. The average 2008 LWC benchmark price was 22.1% higher than in 2007.

Uncoated mechanical demand was down 2.7% in 2008 as increased demand for MF grades partially offset the decline in SC demand. Tight market supply allowed us to partially implement US$60 per ton price increases in April and July. The average 2008 soft-calendered A grade (“SC-A”) benchmark price was 15.0% higher than the previous year.
Directory paper demand decreased in 2008 compared to the prior year primarily as a result of page count reductions and reduced directory book distribution. Annual contract prices for 2008 were relatively flat compared to 2007. The average directory benchmark price for 2008 was 1.4% higher than in 2007.
Newsprint demand continued to deteriorate during 2008 due to falling circulation, pagination and ongoing conservation measures by publishers. Although tight market supply allowed us to implement nine consecutive monthly price increases of US$20 per tonne starting in January 2008, accelerating demand declines in Q4 caused newsprint prices to begin to soften late in the year. The average 2008 newsprint benchmark price was 18.7% higher than 2007.
Pulp demand was down in 2008 due to decreasing graphic paper demand in the second half of the year in the United States, Europe, and Asia resulting from the slowdown in the global economy. Strong demand early in the year pushed US$ prices to their highest level since 1995 before prices dropped rapidly in the last four months of 2008. The average NBSK benchmark price in 2008 was 5.0% higher than in 2007.
Linerboard markets started the year strong and then weakened in the second half as box shipments fell off, linerboard exports declined and inventories rose. Momentum from the first part of the year was enough to push the 2008 white top linerboard benchmark price up by 7.6% compared to 2007.
Liquidity and capital assets
On August 13, 2008, we refinanced our $350 million revolving operating facility, maturing July 2009, with a new $330 million revolving asset based loan facility (“ABL Facility”) maturing August 2013. The ABL Facility was used to refinance our debt outstanding under the previous operating facility and will provide for ongoing working capital and capital expenditure requirements as well as be available for general corporate purposes. Collateral provided consists of accounts receivable, inventories, and cash of the Corporation as well as a first charge on the property, plant and equipment of the Snowflake mill. Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves. Refer to section on “Liquidity and capital resources” for further details.
At December 31, 2008, we had $180.3 million of liquidity available, comprised of $5.0 million in cash and $175.3 million of availability on the ABL Facility. Despite positive cash flow from operations of $75.7 million in 2008, liquidity decreased by $60.5 million compared to the end of 2007. This was primarily due to a significant reduction in the borrowing base in Q4, 2008 as a result of lower accounts receivable and inventory balances following extensive curtailment related to lower market demand, as well as the closure of the Elk Falls pulp mill in November due to unavailability of sawdust fibre. A further factor was the drawdown of $48.7 million in the second quarter of 2008 to provide financing for the Snowflake acquisition. Refer to section on “Liquidity and capital resources” for further details.

2008 key events
•	Completed the acquisition of the 347,000 tonne Snowflake recycled newsprint mill in April 2008 for a total cost of $169.8 million.

•
Realized additional labour cost savings of approximately $48 million over 2007 due to the full year impact of efficiency initiatives implemented in 2007 and a further reduction in the workforce of 14% in 2008.

•
Reached agreement with the CEP and PPWC on the renewal of the collective agreements for Crofton, Elk Falls, and Powell River that included a commitment to complete plans to achieve an $80 per tonne labour cost target at each mill.

•
Signed new labour agreements at the Port Alberni mill incorporating an $80 per tonne labour structure resulting in a commitment of a $12 million capital upgrade on the TMP facility, a $14 million early retirement and severance program, and the restart of A4 in early May 2008.

•	Announced indefinite curtailment of E1 at Elk Falls in April 2008.

•	Permanently closed the Elk Falls sawdust pulp and white top linerboard operation in November 2008 due to unavailability of sawdust fibre.

•	Refinanced our $350 million revolving operating facility, maturing July 2009, with a new $330 million ABL Facility maturing August 2013.

•	Received recognition for environmental performance and corporate social responsibility including:
•	Named a Climate Disclosure Leader in the Carbon Disclosure Project, acknowledging superior and financially relevant climate risk transparency.

•	Recognized for energy management and conservation efforts through BC Hydro’s Power Smart Excellence Awards.

•	Continued inclusion in Jantzi Social Index, consisting of 60 Canadian companies that pass a set of broad-based environmental, social and governance screens.

•	Included in Corporate Knights magazine’s list of Best 50 Canadian Corporate Citizens.
Further details with respect to recognition and initiatives related to environmental performance and corporate social responsibility are provided in our 2008 Sustainability Report, produced concurrently with our 2008 Annual Report.
•	Received third consecutive award of excellence for financial reporting and corporate reporting in the forest products industry category from the Canadian Institute of Chartered Accountants.

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2006	2007	2008

Sales	$1,882.5	$1,714.6	$1,849.4
Operating earnings (loss)	3.9	(149.4)	(157.4)
EBITDA[1]	211.0	27.0	159.4
- before specific items [1]	211.0	116.7	189.5
Net earnings (loss)	(15.9)	(31.6)	(221.1)
- before specific items [1]	(25.0)	(89.3)	(28.0)
Total assets	2,641.3	2,457.1	2,423.4
Total long-term liabilities	1,342.2	1,199.1	1,208.2

EBITDA margin [1]	11.2%	1.6%	8.6%
- before specific items [1]	11.2%	6.5%	10.2%
Net earnings (loss) per share (in dollars)
- basic and diluted	$(0.07)	$(0.15)	$(0.66)
- before specific items	(0.12)	(0.42)	(0.08)

Sales (000 tonnes)
Specialty printing papers	990.2	1,054.8	1,080.8
Newsprint	699.1	496.3	601.8

Total paper	1,689.3	1,551.1	1,682.6
Pulp	626.2	603.2	506.9

Total sales	2,315.5	2,154.3	2,189.5

Production (000 tonnes)
Specialty printing papers	983.7	1,055.4	1,060.1
Newsprint	703.7	472.8	596.8
Total paper	1,687.4	1,528.2	1,656.9
Pulp	624.3	601.8	503.4

Total production	2,311.7	2,130.0	2,160.3

US$/CDN$ foreign exchange rates [2]
Average spot rate (a)	0.882	0.930	0.938
Period-end spot rate (b)	0.858	1.012	0.817
Average effective rate (c)	0.872	0.917	0.947

Common shares (millions)
At period end	214.6	214.7	381.8
Weighted average	214.6	214.7	336.1

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively. Refer to section on “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

b)	Period-end spot rate is the Bank of Canada noon spot rate on December 31.

c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, our revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates. See section on “Summary of quarterly results” for further details.

2008 strategic initiatives
Snowflake mill acquisition
The acquisition of the Snowflake mill was completed on April 10, 2008, providing us with additional production capacity of 347,000 tonnes of recycled newsprint. This low-cost mill provides geographic, fibre and currency diversification. The mill’s location allows better service to customers in the Southwest and Southern U.S., and enables us to focus our B.C. newsprint production on freight-logical markets, taking advantage of convenient access to ocean freight. On an annualized run-rate basis, we generated synergies of US$9.2 million in 2008 through various optimization initiatives.
Development of new grades
We continue to develop new grades as a way of protecting and increasing market share in our core region, Western North America. In addition to increased market penetration, these new products, and a broader product range in general, provide us with more flexibility to meet evolving customer needs. In 2008, for example, we developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at replacing traditional coated mechanical number four grades. With more options for its paper machines, we believe we will achieve better overall operating margins.
Market share growth in uncoated mechanical grades
In 2008, we targeted growth in sales of our uncoated mechanical grades. These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled us to offset to some extent the declines in newsprint demand seen over recent years. Due to the flexibility of our machines, growth in uncoated grades has been achieved with minimal capital cost. We increased sales of our uncoated grades by 48,600 tonnes in 2008, or 9.5%, despite a 0.9% decline in the total uncoated North American shipments.
Labour cost target
In November 2008, we reached an agreement on the renewal of the collective agreements with the locals of the CEP and PPWC at our mills in Crofton, Elk Falls and Powell River. The agreements have a four-year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our target of an $80 per tonne labour cost structure at each mill. A structure designed to achieve $80 per tonne labour costs was implemented at Port Alberni pursuant to new five-year collective agreements with the CEP locals at this mill concluded in February 2008.
TMP investment at Port Alberni
In February 2008, after reaching agreements with the two CEP locals in Port Alberni that puts in place work practices that bring labour costs to competitive industry levels, we announced a $12 million capital upgrade to Port Alberni’s TMP facility and the restart of the No. 4 paper machine which had been curtailed in September 2007. The capital upgrade is expected to be completed by May 2009 and will increase TMP capacity and displace recycled de-inked pulp, further improving the cost competitiveness of the Port Alberni mill.
Opportunities in Asian market
In 2008, we served notice of our intention to terminate the distribution agreement relating to sales of paper in Asia. Sales under this distribution agreement represent approximately 5% of our paper sales volume. The agreement will terminate at the end of April 2009. We view Asia as a strategically important market for our products given the growth dynamics in that region in recent years and our ability to service that market cost effectively from our B.C. mills. We are in the process of establishing our own network of agents throughout Asia that will allow us to increase our market penetration in that region and at a lower cost than its previous arrangements.
For details of our key priorities for 2009, see section on “Outlook”.
Consolidated results of operations
Year ended December 31, 2008 compared to year ended December 31, 2007
Sales
Sales in 2008 increased $134.8 million, or 7.9%. The increase can be attributed to higher average transaction prices across our products, increased uncoated mechanical volume and the impact of the Snowflake acquisition on newsprint volumes. These increases were partially offset by lower pulp and white top linerboard volumes resulting from the curtailment and closure of the Elk Falls sawdust pulp and white top linerboard operation and market-related curtailments in paper mills and at the Crofton pulp mill.

The following table highlights the factors that affected our sales by segment:

Sales	Year ended December 31,			Increase (decrease) from 2007 as a result of
(In millions of dollars)	2008	2007	Total Change	Volume [1]	Price	Mix	F/X

Specialty printing papers	$1,000.9	$919.6	$81.3	$22.7	$86.6	$(2.0)	$(26.0)
Newsprint	463.9	338.0	125.9	95.2	39.2	2.9	(11.4)

Total paper	1,464.8	1,257.6	207.2	117.9	125.8	0.9	(37.4)
Pulp	384.6	457.0	(72.4)	(73.0)	16.8	1.8	(18.0)

Total	$1,849.4	$1,714.6	$134.8	$44.9	$142.6	$2.7	$(55.4)

1	Includes impact of Snowflake sales.
EBITDA and EBITDA before specific items

		EBITDA before
(In millions of dollars)	EBITDA [1]	Specific Items [1,3]

2007 EBITDA	$27.0	$116.7

Paper prices	126.7	126.7
Pulp prices	18.6	18.6
Impact of Canadian dollar on sales, inclusive of hedging [2]	(55.4)	(55.4)
Production volume and mix (including Snowflake)	10.2	(21.1)
Distribution costs	(14.2)	(14.2)
Fibre mix and costs	(7.6)	(9.9)
Chemical costs	(6.2)	(6.2)
Fuel mix and costs	(13.4)	(16.4)
Labour costs	49.2	56.1
Maintenance	20.0	22.4
Other fixed costs (including Snowflake)	(32.2)	(29.7)
Lower of cost or market write-down in inventories	(5.9)	(5.9)
Restructuring costs	34.6	—
Other, net	8.0	7.8

2008 EBITDA	$159.4	$189.5

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to section on “Non-GAAP measures” for further details.

2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $39 million.

3
Specific items in 2007 included the impact of the USW strike of $25.0 million and restructuring and change-of-control costs of $64.7 million. Specific items in 2008 included impact of restructuring costs of $30.1 million. This impact has been attributed to the relevant line items in the reconciliation above.

Operating earnings (loss)
Our operating loss increased by $8.0 million in 2008 compared to 2007. Higher EBITDA of $132.4 million and lower amortization expense of $10.6 million were more than offset by the $151.0 million impairment charge in 2008, of which $136.4 million related to the Elk Falls pulp and white top linerboard operation.
Net earnings (loss)
Net loss of $221.1 million in 2008 ($0.66 per common share) increased $189.5 million compared to a net loss of $31.6 million ($0.15 per common share) in 2007. Net loss before specific items in 2008 was $28.0 million ($0.08 per common share), an improvement of $61.3 million from a net loss before specific items of $89.3 million ($0.42 per common share) in the previous year. Refer to section on “Non-GAAP measures” for details on net earnings (loss) before specific items.

The following table reconciles 2008 net earnings (loss) to 2007:

(In millions of dollars)	Pre-tax	After-tax

2007 net earnings (loss)	$(131.6)	$(31.6)

Higher EBITDA before specific items	72.8	53.8
Lower restructuring costs	34.6	21.9
Impact of the USW strike in 2007	25.0	16.5
Lower amortization expense	10.6	2.0
Impairment charge in 2008	(151.0)	(111.0)
Change in foreign exchange loss on long-term debt	(186.1)	(155.7)
Higher other income, net	17.8	11.8
Higher interest expense	(4.3)	(5.1)
Income tax adjustments, net	—	(23.0)
Non-controlling interest	(0.7)	(0.7)

2008 net earnings (loss)	$(312.9)	$(221.1)

SEGMENTED RESULTS — ANNUAL
Specialty printing papers

(In millions of dollars, except per tonne and per ton)	2006	2007	2008

Sales	$918.4	$919.6	$1,000.9
Operating earnings (loss)	9.7	(75.1)	27.0
EBITDA [1]	104.8	26.2	139.5
- before specific items [1]	104.8	73.4	150.1
EBITDA margin [1]	11.4%	2.8%	13.9%
- before specific items [1]	11.4%	8.0%	15.0%

Sales (000 tonnes)	990.2	1,054.8	1,080.8
Production (000 tonnes)	983.7	1,055.4	1,060.1
Curtailment (000 tonnes) [2]	—	7.2	31.1

Average sales revenue per tonne	$928	$872	$926
Average delivered cash costs per tonne [3]	822	847	797
- before specific items [1,3]	822	802	787

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [4]	788	753	866
LWC paper, No. 5, 40 lb. (US$/ton) [4]	836	786	960
Telephone directory paper, 22.1 lb. (US$/ton) [4]	721	740	750

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to section on “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.

3
Average delivered cash costs per tonne consist of cost of sales including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Markets
During 2008, market conditions for most of our specialty printing paper products were mixed.
Coated mechanical demand was 15.5% lower in 2008 compared to 2007. This decline was a result of the overall weakness in the economy and its impact on the level of print advertising by retailers in relevant end markets, in particular magazine and catalogue. The coated market was tight in the first part of the year primarily due to significant capacity reductions in North America and Western Europe. Following price increases in the second half of 2007, LWC prices increased further in the first three quarters of 2008 with our announcement of two price increases of US$60 per ton, effective April 1 and July 1. Significant decline in demand combined with rising mill and consumer inventories caused prices to weaken in Q4. The average 2008 LWC benchmark price increased US$174 per ton, or 22.1%, over 2007.
Demand for uncoated mechanical grades was down 2.7% in 2008. Reduced advertising due to the weaker economy and grade switching to lower-cost standard grades by some retailers led to a decline in demand for high-gloss grades of 8.2% compared to 2007. Demand for standard grades was up 4.0% as they benefited from this grade switching. Uncoated pricing was strong and two consecutive US$60 per ton price increases were partially implemented in the second and third quarters. The average benchmark price for SC-A in 2008 increased US$113 per ton, or 15.0%, over 2007.
Directory paper demand was down 9.5% in 2008. The decline was largely due to page-count reductions and reduced directory book distribution. Annual contract prices for 2008 were relatively flat compared to 2007 and the July 1, 2008 US$60 per ton price increase on spot sales of directory was partially implemented. The average benchmark price for directory in 2008 increased US$10 per ton, or 1.4%, over 2007.

The 2008 specialty printing papers product-grade distribution, based on sales volumes, is depicted in the chart below:
The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:
Segment overview
North American print advertising is a key driver for our specialty printing papers business with approximately 90% of our product traditionally sold to this market. Among our initiatives to improve profitability, we continue to develop new specialty grades and look for ways to further optimize our product, customer and geographic mix.
Sales volumes for LWC in 2008 were down 8,700 tonnes, or 4.1%, from the previous year compared to a 16.2% decline in total North American coated mechanical shipments. This reduction in our volume was due to capacity curtailment and grade switching on the LWC machine at Port Alberni due to weak market demand in 2008.
Sales volumes for uncoated mechanical grades in 2008 increased 48,600 tonnes, or 9.5%, from 2007 despite a 0.9% decline in total North American uncoated shipments in 2008. This growth in uncoated mechanical market share was seen in both SC and MF grades and primarily reflects the leveraging of our strong position in Western North America with retailers and printers.
Sales volumes for directory in 2008 decreased 13,900 tonnes, or 4.2%, compared to 2007. This compared to a 5.9% decline in total North American directory shipments caused by page-count reductions and reduced directory book distribution. Despite a drop in sales volume our strong reputation in the directory market led to increased market share in the year.

Operational performance
Operating earnings for the specialty printing papers segment of $27.0 million in 2008 improved $102.1 million compared to 2007. EBITDA and EBITDA before specific items improved $113.3 million and $76.7 million, respectively, compared to the prior year.
Sales volumes increased 26,000 tonnes compared to the previous year. The increase was largely due to switching capacity from newsprint to uncoated MF high-brights offset by reductions in LWC and directory. Average sales revenue increased $54 per tonne compared to the previous year, reflecting stronger average transaction prices across most grades that more than offset the negative impact of the stronger Canadian dollar in 2008.
Average delivered cash costs improved $50 per tonne compared to 2007. This was primarily driven by lower restructuring costs, lower labour costs due to workforce reductions and lower maintenance costs. Before the impact of specific items, average delivered cash costs were $787 per tonne, an improvement of $15 per tonne from the previous year. Refer to section on “Non-GAAP measures” for details on average delivered cash costs before specific items.
Outlook
Conditions are expected to be challenging for most specialty printing paper products in 2009. Demand across most grades is anticipated to decline based on lower advertising spending. Falling demand will put pressure on pricing for LWC and uncoated grades. Contract prices for directory paper have increased in 2009.
Coated mechanical paper demand is expected to be down due to a reduction in print advertising in relevant end markets, in particular magazines and catalogues. Benchmark prices are expected to be under pressure given this negative demand environment.
Demand for uncoated mechanical grades is expected to be lower as retailers and other users further cut back print advertising in response to the weak economy. An increase in retail business failures may further negatively impact demand. Benchmark prices for uncoated are expected to be under pressure but potentially more stable than coated mechanical due to supply dynamics and the potential benefit of grade substitution.
Directory paper demand is expected to decline in 2009 due to a reduction in advertising by small to medium-size businesses and rationalization of the number of books printed and distributed by major telephone book publishers. Pricing agreements with major directory customers are in place for 2009 and price increases are estimated to average 8%.
Newsprint

(In millions of dollars, except per tonne)	2006	2007	2008

Sales	$529.8	$338.0	$463.9
Operating earnings (loss)	6.9	(56.9)	3.6
EBITDA [1]	71.8	(23.7)	43.3
- before specific items [1]	71.8	(4.4)	47.4
EBITDA margin [1]	13.6%	(7.0%)	9.3%
- before specific items [1]	13.6%	(1.2%)	10.2%

Sales (000 tonnes)	699.1	496.3	601.8
Production (000 tonnes)	703.7	472.8	596.8
Curtailment (000 tonnes) [2]	—	98.9	195.3

Average sales revenue per tonne	$758	$681	$771
Average delivered cash costs per tonne [3]	655	729	699
- before specific items [1,3]	655	674	692

Benchmark prices (US$/tonne) [4]
Newsprint 48.8 gsm, West Coast delivery	649	579	687

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to section on “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008 (including the indefinite curtailment of E1).

3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from RISI.

Markets
North American newsprint demand continued to decline in 2008 with total U.S. consumption down 13.8% year-over-year. Despite reduced demand, benchmark prices trended upwards through the first three quarters of 2008 due to strong industry operating rates resulting from reduced supply and relatively strong exports to overseas markets. We implemented monthly US$20 per tonne price increases from January to September with a total of US$180 per tonne for the year before positive price momentum began to reverse in Q4. The average newsprint benchmark price in 2008 was US$687 per tonne, up US$108 per tonne or 18.7% compared to 2007.
The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:

Segment overview
We continued to focus on the optimization of our newsprint portfolio in 2008 in response to a deteriorating trend in demand for newsprint. Although our total production of newsprint increased by 124,000 tonnes in 2008, this was the net impact of a number of initiatives during the year designed to improve the overall competitive position of our newsprint segment:
•	The acquisition of Snowflake in April 2008 increased production in the year by 215,200 tonnes of lower-cost, recycled newsprint focused on freight logical markets in the U.S. South and West.
•
Following agreement on a new labour contract designed to reduce labour costs at Port Alberni to $80 per tonne, we restarted the A4 paper machine in early 2008 with the impact of increasing newsprint production in B.C. by 64,800 tonnes in the year.

•
Our E1 paper machine at Elk Falls was curtailed throughout 2008, reflecting a lack of fibre in the early part of the year, weaker market demand, and a drive to optimize newsprint production on lower-cost machines. This curtailment removed the equivalent of 153,000 tonnes of newsprint production in 2008.

•
In addition to E1, production was periodically curtailed during the year, particularly in Q4, on other newsprint machines. This reduced production by 42,300 tonnes in 2008, reflecting weaker demand and our drive to manage inventories by matching production to customer orders. Including E1, total production curtailment in 2008 was 195,300 tonnes, an increase of 96,400 tonnes compared to curtailment in 2007.

•	We utilized our ability to allocate machine capacity in B.C. between different grades to reduce newsprint production and increase market share in uncoated mechanical grades.
Operational performance
Newsprint segment operating earnings of $3.6 million in 2008 improved $60.5 million compared to 2007. EBITDA and EBITDA before specific items improved $67.0 million and $51.8 million, respectively, compared to 2007.
Sales volumes increased 105,500 tonnes, or 21.3%, from the previous year, primarily due to the net increase in production in 2008 of 124,000 tonnes. Average sales revenue increased $90 per tonne in 2008 compared to the previous year. The impact of higher transaction prices was partially offset by the negative impact of the stronger Canadian dollar.
Average delivered cash costs improved $30 per tonne from the previous year. Lower restructuring costs, lower maintenance costs, and lower labour costs due to workforce reductions more than outweighed higher fuel costs and the impact of increased curtailment. Before the impact of specific items, average delivered cash costs were $692 per tonne, an increase of $18 per tonne from the previous year. Refer to section on “Non-GAAP measures” for details on average delivered cash costs before specific items.
Outlook
North American newsprint demand is expected to continue to decline in 2009. In response to lower revenues, newspaper publishers are expected to continue to cut costs by reducing paper consumption. As a result, we expect newsprint prices to weaken in 2009.

Pulp

(In millions of dollars, except per tonne and per ton)	2006	2007	2008

Sales	$434.3	$457.0	$384.6
Operating earnings (loss)	(12.7)	(17.4)	(188.0)
EBITDA [1]	34.4	24.5	(23.4)
- before specific items [1]	34.4	47.7	(8.0)
EBITDA margin [1]	7.9%	5.4%	(6.1%)
- before specific items [1]	7.9%	9.8%	(2.1%)

Sales (000 tonnes)	626.2	603.2	506.9
Production (000 tonnes)	624.3	601.8	503.4
Curtailment (000 tonnes) [2]	—	54.7	134.7

Average sales revenue per tonne	$693	$757	$759
Average delivered cash costs per tonne [3]	638	717	805
- before specific items [1,3]	638	679	774

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne) [4]	681	800	840
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [4]	673	697	750

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to section on “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.

3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from RISI.

Markets
Global pulp shipments decreased 0.9% year-over-year and global operating rates had weakened significantly by the end of 2008. Stronger demand early in the year and low inventories provided support for price increases during the first half of the year before the impact of the global economic slowdown caused prices to fall rapidly in the last four months of the year. The average Northern Europe NBSK benchmark price for 2008 was up US$40 per tonne, or 5%, compared to the previous year.
North American linerboard demand was down 3.8% compared to 2007 due to lower box shipments resulting from the weak economy. The average 2008 benchmark white top linerboard price increased US$53 per ton, or 7.6%, compared to 2007.
The primary markets for our market pulp are Asia and Europe. The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:
Segment Overview
Pulp segment production volumes decreased 98,400 tonnes, or 16.4% in 2008 as a result of fibre-related curtailments at Elk Falls and market-related curtailments at Crofton.
Unavailability of sawdust fibre led us to curtail production at our Elk Falls sawdust pulp and white top linerboard operation periodically throughout 2008, and led to its permanent closure on November 18, 2008. This reduced pulp and white top linerboard production by 126,700 tonnes in 2008. The annualized impact of this permanent closure is a reduction of our annual capacity by 200,000 tonnes of market pulp and 131,000 tonnes of white top linerboard.
We also curtailed production at our Crofton mill in the fourth quarter as a result of reduced market demand and our strategy of matching production with customer orders and to maintain appropriate inventory levels. The Crofton pulp mill curtailment in Q4 reduced market pulp production by 8,000 tonnes in the year.

Operational performance
The pulp segment operating loss of $188.0 million in 2008 increased $170.6 million compared to 2007, primarily due to lower EBITDA and the $136.4 million impairment charge related to our Elk Falls sawdust pulp and white top linerboard operation. EBITDA and EBITDA before specific items decreased $47.9 million and $55.7 million, respectively, compared to 2007. Refer to section on “Non-GAAP measures” for details on EBITDA before specific items.
Sales volumes decreased 96,300 tonnes in 2008 from the previous year, primarily due to the fibre shortage at Elk Falls, market-related curtailment at Crofton and the closure of our Elk Falls pulp mill. Average sales revenue improved $2 per tonne compared to the previous year, due primarily to higher pulp prices, offset by a stronger Canadian dollar in 2008.
Average delivered cash costs increased $88 per tonne in 2008 compared to 2007. Increased curtailment and higher restructuring costs due to the permanent closure of the Elk Falls sawdust pulp and white top linerboard operation had a significant impact. Other factors contributing to higher costs included higher distribution costs, higher fuel and chemical costs and a $12.3 million write-down to net realizable value of our long-fibre pulp finished goods inventory and related fibre as at December 31, 2008. Before specific items, average delivered cash costs were $774 per tonne, an increase of $95 per tonne from the previous year. Refer to section on “Non-GAAP measures”, for details on average delivered cash costs before specific items.
Outlook
Demand for NBSK pulp is expected to remain weak during the first half of 2009 due to lower pulp consumption caused by decreased worldwide graphic paper demand. As a consequence benchmark prices are also expected to remain weak in 2009.

SEGMENTED RESULTS — QUARTERLY
Selected quarterly financial information

(In millions of dollars,	2007					2008
except where otherwise stated)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

Sales	$478.1	$441.8	$413.7	$381.0	$1,714.6	$399.5	$452.9	$504.8	$492.2	$1,849.4

Operating earnings (loss)	(30.7)	(46.7)	(44.3)	(27.7)	(149.4)	(29.6)	(153.3)	14.0	11.5	(157.4)

EBITDA [1]	14.1	(1.9)	(0.3)	15.1	27.0	12.1	29.5	53.1	64.7	159.4
- before specific items [1]	33.1	17.4	37.4	28.8	116.7	26.7	30.7	66.2	65.9	189.5

Net earnings (loss)	(25.6)	0.2	(18.6)	12.4	(31.6)	(37.4)	(124.3)	(10.9)	(48.5)	(221.1)
- before specific items [1]	(19.7)	(31.8)	(16.9)	(20.9)	(89.3)	(21.8)	(22.7)	7.2	9.3	(28.0)

EBITDA margin [1]	2.9%	(0.4%)	(0.1%)	4.0%	1.6%	3.0%	6.5%	10.5%	13.1%	8.6%
- before specific items [1]	6.9%	3.9%	8.5%	6.6%	6.5%	6.7%	6.8%	13.1%	13.4%	10.2%

Net earnings (loss) per share (in dollars)
- basic and diluted	$(0.12)	$—	$(0.09)	$(0.06)	$(0.15)	$(0.17)	$(0.34)	$(0.03)	$(0.13)	$(0.66)
- before specific items [1]	(0.09	(0.15)	(0.08)	(0.10)	(0.42)	(0.10)	(0.06)	0.02	0.02	(0.08)

Sales (000 tonnes)
Specialty printing papers	255.2	259.2	261.1	279.3	1,054.8	268.5	267.4	268.7	276.2	1,080.8
Newsprint	148.7	157.1	119.8	70.7	496.3	81.8	170.8	189.0	160.2	601.8

Total paper	403.9	416.3	380.9	350.0	1,551.1	350.3	438.2	457.7	436.4	1,682.6
Pulp	167.9	147.4	151.8	136.1	603.2	145.4	130.0	138.0	93.5	506.9

Total sales	571.8	563.7	532.7	486.1	2,154.3	495.7	568.2	595.7	529.9	2,189.5

Production (000 tonnes)
Specialty printing papers	256.6	270.4	262.6	265.8	1,055.4	268.4	265.7	276.0	250.0	1,060.1
Newsprint	152.1	148.9	110.9	60.9	472.8	83.0	172.2	188.9	152.7	596.8

Total paper	408.7	419.3	373.5	326.7	1,528.2	351.4	437.9	464.9	402.7	1,656.9
Pulp	156.8	157.1	143.2	144.7	601.8	140.0	142.9	131.3	89.2	503.4

Total production	565.5	576.4	516.7	471.4	2,130.0	491.4	580.8	596.2	491.9	2,160.3

US$/CDN$ foreign exchange rates [2]
Average spot rate	0.854	0.911	0.957	1.019	0.930	0.996	0.990	0.961	0.825	0.938
Period-end spot rate	0.867	0.940	1.004	1.012	1.012	0.973	0.982	0.944	0.817	0.817
Average effective rate	0.860	0.916	0.935	0.970	0.917	0.967	0.989	0.971	0.868	0.947

Common shares (millions)
At period-end	214.6	214.7	214.7	214.7	214.7	214.7	381.8	381.8	381.8	381.8
Weighted average	214.6	214.7	214.7	214.7	214.7	214.7	365.2	381.8	381.8	336.1

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively. Refer to section on “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

b)	Period-end spot rate is the Bank of Canada noon spot rate.

c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, our revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates. See section on “Summary of quarterly results” for further details.

Summary of selected financial information

(In millions of dollars,	2007					2008
except per tonne and per ton)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

Specialty printing papers
Sales	$238.1	$225.1	$222.1	$234.3	$919.6	$235.0	$235.3	$248.7	$281.9	$1,000.9

Operating earnings (loss)	(14.2)	(21.1)	(26.3)	(13.5)	(75.1)	(10.0)	(0.2)	14.6	22.6	27.0
EBITDA [1]	9.6	4.1	—	12.5	26.2	14.5	25.6	40.5	58.9	139.5
- before specific items [1]	22.7	17.0	17.6	16.1	73.4	25.5	26.1	40.6	57.9	150.1
EBITDA margin [1]	4.0%	1.8%	—	5.3%	2.8%	6.2%	10.9%	16.3%	20.9%	13.9%
- before specific items [1]	9.5%	7.6%	8.0%	6.9%	8.0%	10.9%	11.1%	16.3%	20.5%	15.0%

Sales (000 tonnes)	255.2	259.2	261.1	279.3	1,054.8	268.5	267.4	268.7	276.2	1,080.8
Production (000 tonnes)	256.6	270.4	262.6	265.8	1,055.4	268.4	265.7	276.0	250.0	1,060.1
Curtailment (000 tonnes) [2]	—	—	3.2	4.0	7.2	0.9	—	2.7	27.5	31.1

Average sales revenue per tonne	$933	$868	$850	$839	$872	$875	$880	$925	$1,020	$926
Average delivered cash costs per tonne [3]	896	852	849	794	847	821	785	775	807	797
- before specific items [3]	845	802	781	783	802	780	783	774	810	787

SC-A paper, 35 lb. (US$/ton) [4]	752	745	745	770	753	815	850	895	902	866
LWC paper, No. 5, 40 lb. (US$/ton) [4]	767	748	782	848	786	910	965	988	975	960
Telephone directory paper, 22.1 lb. (US$/ton) [4]	740	740	740	740	740	745	745	755	755	750

Newsprint
Sales	$109.3	$106.7	$77.8	$44.2	$338.0	$53.7	$118.3	$148.9	$143.0	$463.9
Operating earnings (loss)	(13.3)	(13.5)	(15.6)	(14.5)	(56.9)	(12.0)	(6.9)	11.9	10.6	3.6

EBITDA [1]	(3.1)	(4.2)	(8.1)	(8.3)	(23.7)	(4.8)	3.0	21.5	23.6	43.3
- before specific items [1]	0.6	(0.2)	(0.4)	(4.4)	(4.4)	(1.2)	3.5	21.6	23.5	47.4
EBITDA margin [1]	(2.8%)	(3.9%)	(10.4%)	(18.8%)	(7.0%)	(8.9%)	2.5%	14.4%	16.5%	9.3%
- before specific items [1]	0.0%	0.0%	(0.8%)	(5.5%)	(1.2%)	(2.2%)	3.0%	14.5%	16.4%	10.2%

Sales (000 tonnes)	148.7	157.1	119.8	70.7	496.3	81.8	170.8	189.0	160.2	601.8
Production (000 tonnes)	152.1	148.9	110.9	60.9	472.8	83.0	172.2	188.9	152.7	596.8
Curtailment (000 tonnes) [2]	—	—	33.1	65.8	98.9	41.6	38.3	42.7	72.7	195.3

Average sales revenue per tonne	$735	$679	$650	$625	$681	$657	$692	$788	$893	$771
Average delivered cash costs per tonne [3]	756	706	720	742	729	716	675	674	746	699
- before specific items [3]	731	681	646	636	674	671	672	674	746	692

Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [4]	606	584	561	565	579	613	670	726	741	687

Pulp
Sales	$130.7	$110.0	$113.8	$102.5	$457.0	$110.8	$99.3	$107.2	$67.3	$384.6
Operating earnings (loss)	(3.2)	(12.1)	(2.4)	0.3	(17.4)	(7.6)	(146.2)	(12.5)	(21.7)	(188.0)

EBITDA[1]	7.6	(1.8)	7.8	10.9	24.5	2.4	0.9	(8.9)	(17.8)	(23.4)
- before specific items [1]	9.8	0.6	20.2	17.1	47.7	2.4	1.1	4.0	(15.5)	(8.0)
EBITDA margin[1]	5.8%	(1.6%)	6.9%	10.6%	5.4%	2.2%	0.9%	(8.3%)	(26.4%)	(6.1%)
- before specific items [1]	7.5%	0.5%	16.2%	14.2%	9.8%	2.2%	1.1%	3.7%	(23.0%)	(2.1%)

Sales (000 tonnes)	167.9	147.4	151.8	136.1	603.2	145.4	130.0	138.0	93.5	506.9
Production (000 tonnes)	156.8	157.1	143.2	144.7	601.8	140.0	142.9	131.3	89.2	503.4
Curtailment (000 tonnes) [2]	—	—	27.9	26.8	54.7	22.2	17.2	24.8	70.5	134.7

Average sales revenue per tonne	$778	$746	$750	$753	$757	$762	$764	$777	$719	$759
Average delivered cash costs per tonne [3]	732	759	699	672	717	746	758	841	910	805
- before specific items [3]	719	743	622	637	679	746	756	748	886	774

NBSK pulp, Northern Europe delivery (US$/tonne) [4]	757	783	810	850	800	880	900	878	703	840
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [4]	680	680	707	720	697	720	720	780	780	750

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to section on “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008. Includes impact on production in Q4, 2008 post closure of the pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).

3	Average delivered cash costs per tonne consist of cost of sales including the impact of the USW strike, SG&A costs, and restructuring and change of-control costs.

4	Benchmark selling prices are sourced from RISI.

Fourth quarter overview
The rapid deterioration in the global economic environment in Q4 affected a number of our key performance drivers during the quarter. A significant decline in the Canadian dollar relative to the U.S. dollar, lower ONP costs, and the first signs of weaker input costs linked to energy prices were all positive factors. However, these factors were offset by the impact of weaker demand, which led to increased production curtailment, lower pulp prices, and stalled momentum on paper prices. In addition, the very weak housing market in the U.S. resulted in lumber markets that continued to be very challenging, and in significantly reduced output of chips and sawdust from sawmills. This led to the closure of our Elk Falls sawdust pulp and white top linerboard operation in November 2008, due to unavailability of sawdust fibre.
We recorded a net loss of $48.5 million ($0.13 per common share) in Q4, compared to a net loss of $10.9 million ($0.03 per common share) in the third quarter (“Q3”). Excluding specific items, Q4 generated net earnings of $9.3 million ($0.02 per common share) compared to net earnings before specific items of $7.2 million ($0.02 per common share) in Q3. Refer to section on “Non-GAAP measures” for details on net earnings (loss) before specific items.
EBITDA was $64.7 million in Q4 compared to $53.1 million in Q3. Our results included restructuring costs of $1.2 million and $13.1 million for Q4 and Q3, respectively. Q4 EBITDA before specific items of $65.9 million was in line with EBITDA before specific items of $66.2 million in Q3.
The following table summarizes pulp and paper production curtailment in Q4, 2008:

	Paper			Pulp
2008 — Q4 Production Curtailment			Specialty	Pulp and white
(000 tonnes)	Newsprint		printing papers	top linerboard		Total

Snowflake	15.4		—	—		15.4
Port Alberni	—		9.3	—		9.3
Crofton	9.3		3.6	8.0		20.9
Powell River	5.9		12.5	—		18.4
Elk Falls	42.1	[1]	2.1	62.5	[2]	106.7

Total	72.7		27.5	70.5		170.7

1	Curtailment includes 38,250 tonnes related to E1 which is indefinitely curtailed due to the decline in market demand for newsprint.

2	Includes impact on production of the closure of the Elk Falls sawdust pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).
Production curtailment in Q4 of 170,700 tonnes increased compared to curtailment of 70,200 tonnes in Q3 and enabled us to manage our paper inventory to an appropriate level.
OUTLOOK
The North American and global economic recession is expected to result in a difficult environment for us in 2009. Demand across all products is expected to be down significantly due to lower print advertising and lower newspaper circulation. We expect fibre supply to remain tight, which along with weak market demand could lead to further pulp and paper production curtailment in 2009. Weak demand is also expected to lead to downward pressure on product prices. A weaker Canadian dollar and lower energy costs are expected to bring some respite but may not completely offset the challenges of volume and price in 2009 without changes to the current market outlook and industry operating rates.

Production curtailment
The table below summarizes the production curtailment we currently anticipate in the second quarter of 2009:

	Specialty
2009 — Q2 Forecast Production Curtailment (000 tonnes)	Printing Papers	Newsprint	Pulp	Total

Snowflake (Apr/May/Jun)	—	29.4	—	29.4
Crofton (Apr/May/Jun) [1]	—	23.4	85.9	109.3
Elk Falls (Apr/May/Jun) [1]	38.0	93.0	—	131.0

Total	38.0	145.8	85.9	269.7

1	Curtailment includes market curtailment related to E1, E2, E5, C1 and Crofton Pulp which are indefinitely curtailed.
Decisions as to the specific extent of more or less curtailment in the second quarter and beyond will be made as required based on market conditions at the time. Due to the very low level of housing starts in the United States and the resulting lack of demand for lumber, residual chip fibre supply is well below historical levels. If market demand for paper and/or pulp were to recover and the Corporation wanted to restart capacity that is currently indefinitely curtailed, fibre supply could become a constraint depending on timing, the amount of capacity involved, and the condition of lumber markets and sawmill operating rates at that time.
Capital spending
Capital spending is expected to remain at basic maintenance levels of approximately $25 million in 2009.
Liquidity, debt maturities, and covenants
Liquidity at December 31, 2008 was $180.3 million, primarily comprised of availability under our ABL Facility. During 2008, we generated cash from operations of $75.7 million and free cash flow of $45.2 million. We expect that interest payments and capital expenditures in 2009 will be comparable to 2008 and do not currently anticipate any other significant sources or uses of cash in 2009 other than the results of our operations, working capital fluctuations, and any restructuring costs we may incur in implementing cost reduction opportunities. In 2008, we filed a formal valuation of our defined benefit pension plans as at December 31, 2007 which established the funding requirements for these plans until the end of 2010. Based on this valuation, our cash contribution for defined benefit pension plans in each of 2009 and 2010 will be approximately $7 million lower than 2008. EBITDA in 2008 was $159.4 million and our outlook for the key factors expected to impact results in 2009 is discussed above. We believe our liquidity as of December 31, 2008 is sufficient to meet our requirements in 2009.
The maturities of our long-term debt are set out in note 18, “Long-term Debt”, to our consolidated financial statements for the year ended December 31, 2008. The earliest maturity on debt that has recourse to us is in 2011 and our ABL Facility has a term to August 2013. We have a 50% interest in PREI which has debt maturing in July 2009 of $74.9 million. Although this debt is non-recourse to us, and is anticipated to be refinanced, we would be likely to contribute our 50% share of the debt repayment, $37.5 million, to the extent that PREI was not able to refinance this debt prior to maturity.
The principal financial covenants on our ABL Facility are (a) maintaining minimum shareholders’ equity of $639 million as at December 31, 2008, (b) maintaining minimum availability of $35 million, and (c) restricting capital expenditures to 120% of the annual operating budget. We anticipate being able to meet these financial covenants during 2009. We have no significant maintenance covenants attached to our other long-term debt.
For further details on customary restrictive covenants on our senior notes and our financial condition, see section on “Liquidity and capital resources” and note 18, “Long-term Debt”, to our consolidated financial statements for the year ended December 31, 2008.

2009 key priorities
In light of the current global economic downturn, challenging capital markets, and consequently difficult operating environment, we are focused on improving our cost base and market position and on the ability to emerge from the current market downturn in a strong competitive position in the industry. Key priorities in 2009 are:
•
focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels and refinancing the 2009 non-recourse debt maturity of PREI;

•	maintain our focus on matching production to customer orders and keep inventories at appropriate levels;

•	identify further opportunities to reduce “fixed” costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes;

•	finalize and implement plans to reduce labour costs to $80 per tonne at Crofton, Elk Falls and Powell River mills; and

•	reduce municipal property taxes in the four municipalities in B.C. that we operate in from the current combined level of $23 million.
Consolidated results of operations
Year ended December 31, 2007 compared to year ended December 31, 2006
Sales
Sales in 2007 decreased $167.9 million, or 8.9%. The decline in sales was due to lower sales volumes due to curtailment relating to the USW strike and curtailment of the A4 paper machine in September 2007, the strong Canadian dollar, and lower transaction prices across most paper grades, particularly newsprint and LWC. The decrease in sales was partially offset by the positive impact of average transaction prices for pulp and a more favourable product mix.
The following table highlights the factors that affected our sales by segment:

Sales	Year ended December 31,		Total	Increase (decrease) from 2006 as a result of
(In millions of dollars)	2007	2006	change	Volume[1]	Price	Mix	F/X

Specialty paper	$919.6	$918.4	$1.2	$61.8	$(21.4)	$4.8	$(44.0)
Newsprint	338.0	529.8	(191.8)	(154.6)	(29.0)	3.1	(11.3)

Total paper	1,257.6	1,448.2	(190.6)	(92.8)	(50.4)	7.9	(55.3)
Pulp	457.0	434.3	22.7	(16.0)	58.7	1.8	(21.8)

Total	$1,714.6	$1,882.5	$(167.9)	$(108.8)	$8.3	$9.7	$(77.1)

1	Decrease in volume is due to curtailment of certain assets in the third and fourth quarters related to the USW strike and curtailment of the A4 paper machine effective September 1, 2007.

EBITDA
EBITDA before specific items was $116.7 million, a decrease of $94.3 million in 2007 compared to 2006. The negative impact of higher fibre costs, weaker newsprint and LWC prices, inflation, and the stronger Canadian dollar, more than offset higher transaction prices for pulp products, and the realization of benefits from the Performance Improvement Program. Including the impact of restructuring and change-of-control costs, and USW strike related costs, EBITDA decreased $184.0 million in 2007 compared to 2006.
The following table summarizes the key changes in EBITDA1 and EBITDA before specific items1 from the year ended December 31, 2006 to year ended December 31, 2007:

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to section on “Non-GAAP measures” for further details.

2	Includes foreign exchange impact on costs.
Operating earnings (loss)
We recorded an operating loss of $149.4 million in 2007, compared to operating earnings of $3.9 million for the previous year. The decrease was mainly related to the $184.0 million decrease in EBITDA noted above, offset by the $23.4 million impairment loss recorded in the previous year.
Net earnings (loss)
Net loss of $31.6 million ($0.15 per common share) increased $15.7 million compared to a net loss of $15.9 million ($0.07 per common share) in 2006. After adjusting for certain specific items, net loss before specific items in 2007 was $89.3 million ($0.42 per common share), a decrease of $64.3 million from net loss before specific items of $25.0 million ($0.12 per common share) in the previous year. Refer to section on “Non-GAAP measures” for details on net earnings (loss) before specific items.
The following table reconciles 2007 net earnings (loss) to 2006:

(In millions of dollars)	Pre-tax	After-tax

2006 net earnings (loss)	$(69.9)	$(15.9)

Lower EBITDA before specific items	(94.3)	(62.2)
Restructuring and change-of-control costs	(64.7)	(42.7)
Impact of the USW strike	(25.0)	(16.5)
Lower amortization expense	7.3	4.8
Lower impairment loss	23.4	15.4
Loss on disposal of A3 paper machine	(7.5)	(4.9)
Increase in foreign exchange gain on long-term debt	104.2	86.5
Lower other income, net	(9.6)	(6.3)
Lower interest expense	3.1	2.0
Income tax adjustments, net	—	6.8
Non-controlling interest	1.4	1.4

2007 net earnings (loss)	$(131.6)	$(31.6)

FINANCIAL CONDITION
The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2008, and December 31, 2007:

(In millions of dollars)	2007	2008	Variance	Comment

Working capital [1]	$221.3	$201.5	$(19.8)
Decrease reflects negative mark to market positions on revenue currency hedges at December 31, 2008, lower finished goods inventories due to production curtailment in late Q4, 2008 and lower supplies and spare parts inventory. This was partly offset by a modest increase in receivables and cash and cash equivalents, and increase in current future income tax asset.

Property, plant and equipment	1,912.8	1,852.0	(60.8)
Decrease reflects amortization expense in excess of property, plant and equipment asset additions by $123.9 million and asset impairment of $151.0 million offset by capital assets related to the Snowflake acquisition.

Other assets	54.8	100.5	45.7
Increase reflects higher mark to market value of long-term debt currency hedges at December 31, 2008, higher long-term pension asset and additional deferred financing costs related to our ABL Facility in 2008.

Total debt [1]	785.8	958.7	172.9	Increase reflects the weaker Canadian dollar and the impact on translation of our U.S. dollar denominated debt, and increased utilization of our credit facility.
Employee future benefits	211.7	226.6	14.9	Increase reflects a number of early retirements as part of our restructuring initiatives, poor pension fund investment returns in 2008 and changes in underlying actuarial assumptions.
Other long-term obligations	26.9	13.3	(13.6)
Decrease reflects lower liabilities related to our restructuring initiative at the end of 2008, and reversal in the negative mark to market position on long-term debt currency hedges at December 31, 2007.

Future income taxes and deferred credits	175.9	85.4	(90.5)
Decrease consists of the following significant items: (i) a release of future income taxes of $6.9 million related to the reduction in future provincial corporate income tax rates; (ii) a reduction of $35.5 million related to the write-down of Elk Falls sawdust pulp and white top linerboard assets; and (iii) a reduction of $10.7 million related to the foreign exchange loss on debt. The balance of the reduction primarily relates to future income taxes on losses generated in 2008.

Contributed surplus	12.1	14.6	2.5	Increase relates to the recording of stock-based compensation.

1	Current portion of long-term debt is included in total debt and excluded from working capital.

B. Liquidity and Capital Resources
Selected annual financial information

(In millions of dollars, except where otherwise stated and ratios)	2006	2007	2008

Cash flows provided (used) by operations before changes in non-cash working capital	$110.8	$(51.0)	$134.8
Changes in non-cash working capital	(35.1)	48.3	(7.6)

Cash flows provided (used) by

Operations	75.7	(2.7)	127.2

Investing activities	(202.9)	(83.7)	(85.8)

Financing activities	132.2	50.9	(5.9)

Capital spending	41.9	85.8	93.2
Amortization	165.8	176.4	183.7
Impairment	151.0	—	23.4
Capital spending as % of amortization	25%	49%	51%

Total debt to total capitalization [1,2]	52%	44%	46%
Net debt to net capitalization [3,4]	52%	44%	45%
Net debt to LTM EBITDA before specific items [3,5,6]	5.0	6.7	3.9
EBITDA before specific items to interest [5]	2.5	1.6	2.9

1	Total debt comprises long-term debt, including current portion.

2	Total capitalization comprises total debt and shareholders’ equity.

3	Net debt comprises total debt, less cash on hand.

4	Net capitalization comprises net debt and shareholders’ equity.

5	EBITDA before specific items is a non-GAAP measure. Refer to section on “Non-GAAP measures” for further details.

6	LTM = last twelve months.
Selected quarterly financial information

(In millions of dollars,	2007					2008
except where otherwise stated and ratios)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

Cash flows provided (used) by operations before changes in non-cash working capital	$(7.2)	$(27.4)	$(17.8)	$1.4	$(51.0)	$4.5	$2.2	$50.8	$53.3	$110.8
Changes in non-cash working capital	8.2	24.1	(16.1)	32.1	48.3	(19.3)	26.3	(46.4)	4.3	(35.1)

Cash flows provided (used) by

Operations	1.0	(3.3)	(33.9)	33.5	(2.7)	(14.8)	28.5	4.4	57.6	75.7

Investing activities	(20.0)	(22.2)	(23.7)	(17.8)	(83.7)	(10.4)	(174.0)	(12.6)	(5.9)	(202.9)

Financing activities	—	9.0	57.6	(15.7)	50.9	25.2	145.5	14.4	(52.9)	132.2

Capital spending	20.3	23.0	25.0	17.5	85.8	5.5	10.8	12.1	13.5	41.9
Amortization	44.8	44.8	44.0	42.8	176.4	41.7	46.3	39.1	38.7	165.8
Impairment	—	—	—	—	—	—	136.5	—	14.5	151.0
Capital spending as % of amortization	45%	51%	57%	41%	49%	13%	23%	31%	35%	25%

Total debt to total capitalization [1,2]	46%	44%	45%	44%	44%	47%	48%	50%	52%	52%
Net debt to net capitalization [3,4]	46%	44%	45%	44%	44%	47%	48%	49%	52%	52%
Net debt to LTM EBITDA before specific items [3,5,6]	4.2	4.9	5.9	6.7	6.7	7.6	6.9	5.9	5.0	5.0
EBITDA before specific items to interest [5]	1.8	0.9	2.0	1.9	1.6	1.6	1.6	3.4	3.4	2.5

1	Total debt comprises long-term debt, including current portion.

2	Total capitalization comprises total debt and shareholders’ equity.

3	Net debt comprises total debt, less cash on hand.

4	Net capitalization comprises net debt and shareholders’ equity.

5	EBITDA before specific items is a non-GAAP measure. Refer to section on “Non-GAAP measures” for further details.

6	LTM = last twelve months.

Our principal cash requirements are for interest payments on our debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through our ABL Facility. If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon our credit ratings and capital market conditions. We believe that the cash flow from operations and the ABL Facility will be sufficient to meet our anticipated capital expenditures and debt service obligations in the near and intermediate term.
Operating activities
Cash provided by operating activities in 2008 was $75.7 million compared to cash used of $2.7 million in the previous year. The increase of $78.4 million from the previous year is primarily related to the $132.4 million increase in EBITDA in 2008. This was partially offset by higher working capital requirements in 2008 of $35.1 million compared to lower working capital requirements of $48.3 million in 2007.
Investing activities
Cash used for investing activities in 2008 was $202.9 million compared to $83.7 million in the previous year. This year-over-year change was largely driven by total costs of $169.8 million for the acquisition of the Snowflake mill offset by $43.9 million in lower capital spending in 2008.
Capital spending for 2008 was $41.9 million, primarily for maintenance of business. The major capital investment during the year was $5.5 million related to the TMP upgrade project at Port Alberni.
Financing activities
Cash provided by financing activities in 2008 was $132.2 million compared to cash provided of $50.9 million in the previous year. Cash provided in 2008 primarily related to the $121.1 million in net proceeds from the equity rights offering used to finance the Snowflake acquisition.
Availability on our ABL Facility and total liquidity at period-end is summarized in the following table:

	2007				2008
(In millions of dollars)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Borrowing base	$350.0	$350.0	$326.9	$309.0	$311.3	$319.0	$304.1	$263.3
Letters of credit	(22.8)	(20.7)	(20.7)	(20.7)	(20.6)	(24.1)	(24.5)	(27.9)
Amount drawn, net	—	(9.4)	(67.1)	(47.5)	(69.4)	(93.5)	(113.5)	(60.1)

Available to be drawn[1]	327.2	319.9	239.1	240.8	221.3	201.4	166.1	175.3
Cash on hand	—	—	—	—	—	—	6.2	5.0

Total liquidity	$327.2	$319.9	$239.1	$240.8	$221.3	$201.4	$172.3	$180.3

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to our previous $350 million revolving operating facility.
As of December 31, 2008, we had $180.3 million of liquidity available, comprised of $5.0 million in cash and $175.3 million availability on its ABL Facility. Compared to December 31, 2007, our available liquidity decreased by $60.5 million. The decrease primarily reflects the different security pledged under the two facilities, lower inventory as a result of higher curtailment in Q4, 2008 (and therefore a reduced borrowing base), and a drawdown of $48.7 million to partially finance the Snowflake acquisition. These factors were partly offset by positive cash flow from operations of $75.7 million in 2008. Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves. For further details related to the Snowflake acquisition, refer to note 6, “Acquisition of Snowflake Recycle Newsprint Mill”, of our consolidated financial statements for the year ended December 31, 2008.
Debt
Total debt outstanding as at December 31, 2008 was $958.7 million. Our net-debt to net-capitalization ratio as at December 31, 2008, was 52% or 8% higher than December 31, 2007. This is due primarily to the impact of the $111.0 million in after-tax impairment charges taken in 2008, other net losses in the period, and the impact of the U.S. dollar to Canadian dollar exchange rate on the translation of U.S. dollar denominated debt into Canadian dollars all of which reduced net capitalization. These factors were offset to some extent by the raising of $121.1 million of net proceeds through the equity rights offering in April 2008 and lower borrowings on the Corporation’s credit facility.

We have reclassified non-recourse debt of $74.9 million, relating to Powell River Energy Inc. (“PREI”), to current liabilities on our balance sheet as at December 31, 2008. It is anticipated that PREI will refinance this debt prior to its maturity in July 2009. We have a 50% interest in PREI and consolidate 100% of it as PREI is a variable interest entity (“VIE”) in which we are the primary beneficiary.
The following table illustrates the changes in our long-term debt for the year ended December 31, 2008:

Issue	January 1,	Net increase	Foreign	December 31,
(In millions of dollars)	2008	(decrease)	exchange	2008
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$388.9	$1.6	$94.6	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.6	1.2	59.1	306.9
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	—	60.1	—	60.1
Revolving loan facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	47.1	(47.1)	—	—
Capital lease obligation	8.6	3.6	—	12.2

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	0.3	—	74.9
Subordinated promissory notes	19.5	—	—	19.5
Loan payable	0.5	(0.5)	—	—

Total long-term debt	$785.8	$19.2	$153.7	$958.7
Less current portion	(1.2)	(74.6)	—	(75.8)

	$784.6	$(55.4)	$153.7	$882.9
Refer to our consolidated financial statements for the year ended December 31, 2008, note 18, “Long-term Debt”, for details related to covenant compliance.
C. Research and Development, Patents and Licences, etc.
Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories. Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts. Our research and development expenditures totaled approximately $2.5 million for the year ended December 31, 2008, approximately $3 million for the year ended December 31, 2007, and approximately $3 million for the year ended December 31, 2006.
D. Trend Information
See information provided in Item 5A.
E. Off-Balance Sheet Arrangements
Guarantees
Business Dispositions
We sold a portion of our operations in June 2001. In this regard, we provided a 10-year environmental indemnity with a maximum liability to us of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. We provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.
Loans
We entered into a building lease agreement in 2001, in respect of which we will continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. At December 31, 2008, the value of the mortgage was $9.6 million. This agreement does not increase our liability beyond the obligations for the building lease.

Recycling plant acquisition
In connection with the acquisition of our paper recycling operation in December 2003, we provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors. Liability under these indemnities expired in November 2008, except that the indemnity related to title to the shares does not expire. We do not expect any significant claims with respect to these indemnities. We also provided indemnities with respect to general environmental matters under our lease of the land and buildings. We have agreed to indemnify the landlord for all costs, claims and damages related to any release by us of any hazardous substances on the property or the breach by us of our environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. We are not liable for pre-existing environmental conditions.
F. Tabular Disclosure of Contractual Obligations
The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2008, excluding amounts due for interest on outstanding indebtedness:

Payments due by period
(In millions of dollars)	2009		2010	2011	2012	2013	Thereafter

Total debt	$76.0	[1]	$1.0	$490.9	$4.0	$64.0	$327.0

Operating leases	10.3		9.0	8.4	6.1	5.7	28.0

Other commitments	1.9		1.9	1.9	0.6	—	—

Total	$88.2		$11.9	$501.2	$10.7	$69.7	$355.0

1
Includes $74.9 million of debt owned by Powell River Energy Inc. (“PREI”). We have a 50% interest in PREI, and consolidated 100% as PREI is a variable interest entity in which we are the primary beneficiaries. We will be likely to contribute our 50% share of the debt repayment, $37.5 million, to the extent that PREI was not able to refinance this debt prior to maturity.

Non-GAAP Measures
EBITDA is a non-GAAP measure. EBITDA does not have a standardized meaning. EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation, amortization and impairment, foreign exchange gain (loss) on translation of long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.
We incurred some specific items in 2008 and 2007 that adversely or positively affected our average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. We believe it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing-related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature. We believe this is useful supplemental information; however, our measures excluding specific items have no standardized meaning and might not be comparable to similarly titled measures reported by other entities. Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by GAAP measures.
We have reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess our operating performance. Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As GAAP does not define a method of calculating free cash flow, the measure as calculated by us might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows. While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, interest and income tax payments, and funding of employee future benefits, but before acquisitions, proceeds from rights offering and divested assets and changes in working capital items.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.
Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items:

(In millions of dollars)	2006	2007	2008
Net earnings (loss)	$(15.9)	$(31.6)	$(221.1)
Amortization	183.7	176.4	165.8
Impairment	23.4	—	151.0
Foreign exchange (gain) loss on long-term debt	0.3	(103.9)	82.2
Other (income) expense, net	(1.8)	15.3	(2.5)
Interest expense, net	73.8	70.7	75.0
Income tax recovery	(54.0)	(100.0)	(91.8)
Non-controlling interest	1.5	0.1	0.8

EBITDA	$211.0	$27.0	$159.4

Specific items:
Restructuring costs	—	55.3	30.1
Change-of-control costs	—	9.4	—
Impact of USW strike	—	25.0	—
Total specific items	—	89.7	30.1

EBITDA before specific items	$211.0	$116.7	$189.5
Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter:

	2007					2008
(In millions of dollars)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Net earnings (loss)	$(25.6)	$0.2	$(18.6)	$12.4	$(31.6)	$(37.4)	$(124.3)	$(10.9)	$(48.5)	$(221.1)
Amortization	44.8	44.8	44.0	42.8	176.4	41.7	46.3	39.1	38.7	165.8
Impairment	—	—	—	—	—	—	136.5	—	14.5	151.0
Foreign exchange (gain) loss on long-term debt	(7.9)	(53.2)	(33.9)	(8.9)	(103.9)	16.7	1.2	10.8	53.5	82.2
Other (income) expense, net	(0.3)	1.8	7.2	6.6	15.3	(0.2)	(2.1)	(0.2)	—	(2.5)
Interest expense, net	18.5	18.4	18.4	15.4	70.7	16.8	19.4	19.2	19.6	75.0
Income tax recovery	(15.2)	(14.2)	(17.4)	(53.2)	(100.0)	(26.0)	(47.3)	(4.8)	(13.7)	(91.8)
Non-controlling interest	(0.2)	0.3	—	—	0.1	0.5	(0.2)	(0.1)	0.6	0.8

EBITDA	14.1	(1.9)	(0.3)	15.1	27.0	12.1	29.5	53.1	64.7	159.4

Specific items:
Restructuring costs	10.8	19.0	24.1	1.4	55.3	14.6	1.2	13.1	1.2	30.1
Change-of-control costs	8.2	0.3	0.3	0.6	9.4	—	—	—	—	—
Impact of USW strike	—	—	13.3	11.7	25.0	—	—	—	—	—

Total specific items	19.0	19.3	37.7	13.7	89.7	14.6	1.2	13.1	1.2	30.1

EBITDA before specific items	$33.1	$17.4	$37.4	$28.8	$116.7	$26.7	$30.7	$66.2	$65.9	$189.5

Impact of specific items by segment in 2007 and 2008 by quarter:

(In millions of dollars,	2007					2008
except where otherwise stated)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Specific items:
Sales	$—	$—	$(25.7)	$(55.0)	$(80.7)	$—	$—	$—	$—	$—
Cost of sales	—	—	12.4	43.3	55.7	—	—	—	—	—

Impact of the USW strike [1]	—	—	(13.3)	(11.7)	(25.0)	—	—	—	—	—
Restructuring costs	(10.8)	(19.0)	(24.1)	(1.4)	(55.3)	(14.6)	(1.2)	(13.1)	(1.2)	(30.1)
Change-of-control costs	(8.2)	(0.3)	(0.3)	(0.6)	(9.4)	—	—	—	—	—

EBITDA impact of specific items	$(19.0)	$(19.3)	$(37.7)	$(13.7)	$(89.7)	$(14.6)	$(1.2)	$(13.1)	$(1.2)	$(30.1)

Segment EBITDA favourable (unfavourable) impact of specific items
Specialty printing papers	$(13.1)	$(12.9)	$(17.6)	$(3.6)	$(47.2)	$(11.0)	$(0.5)	$(0.1)	$1.0	$(10.6)
Newsprint	(3.7)	(4.0)	(7.7)	(3.9)	(19.3)	(3.6)	(0.5)	(0.1)	0.1	(4.1)
Pulp	(2.2)	(2.4)	(12.4)	(6.2)	(23.2)	—	(0.2)	(12.9)	(2.3)	(15.4)

Total	$(19.0)	$(19.3)	$(37.7)	$(13.7)	$(89.7)	$(14.6)	$(1.2)	$(13.1)	$(1.2)	$(30.1)

Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty printing papers	$(13.1)	$(12.9)	$(14.4)	$(1.8)	$(42.2)	$(11.0)	$(0.5)	$(0.1)	$1.0	$(10.6)
Newsprint	(3.7)	(4.0)	(4.8)	(0.4)	(12.9)	(3.6)	(0.5)	(0.1)	0.1	(4.1)
Pulp	(2.2)	(2.4)	(5.2)	0.2	(9.6)	—	(0.2)	(12.9)	(2.3)	(15.4)

Total	$(19.0)	$(19.3)	$(24.4)	$(2.0)	$(64.7)	$(14.6)	$(1.2)	$(13.1)	$(1.2)	$(30.1)

Curtailed production due to USW strike (000 tonnes)
Specialty printing papers	—	—	3.2	4.0	7.2	—	—	—	—	—
Newsprint	—	—	33.1	65.8	98.9	—	—	—	—	—
Pulp	—	—	27.9	26.8	54.7	—	—	—	—	—

Total	—	—	64.2	96.6	160.8	—	—	—	—	—

1	The impact of the USW strike is based on management estimates.
Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items:

(In millions of dollars and after-tax, except where otherwise stated)	2006	2007	2008

Net earnings (loss) as reported	$(15.9)	$(31.6)	$(221.1)

Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	0.2	(86.2)	69.4
Impairment and loss on disposal	15.4	4.9	111.0
Restructuring and change-of-control costs	—	42.7	20.8
USW strike impact	—	16.5	—
Third Avenue Management tender offer	2.2	—	—
Financing related fees	—	0.8	—
Termination fee on closure of corrugating machine	—	—	(1.2)
Income tax adjustments	(26.9)	(36.4)	(6.9)

Net earnings (loss) before specific items	$(25.0)	$(89.3)	$(28.0)

Net earnings (loss) per share in dollars:
As reported	$(0.07)	$(0.15)	$(0.66)
Before specific items	$(0.12)	$(0.42)	$(0.08)

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter:

(In millions of dollars and after-tax,	2007					2008
except where otherwise stated)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

Net earnings (loss) as reported	$(25.6)	$0.2	$(18.6)	$12.4	$(31.6)	$(37.4)	$(124.3)	$(10.9)	$(48.5)	$(221.1)

Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	(6.6)	(44.1)	(28.1)	(7.4)	(86.2)	14.1	1.0	9.1	45.2	69.4
Impairment and loss on disposal	—	—	4.9	—	4.9	—	101.0	—	10.0	111.0
Restructuring and change-of-control costs	12.5	12.7	16.1	1.4	42.7	10.1	0.8	9.0	0.9	20.8
USW strike impact	—	—	8.8	7.7	16.5	—	—	—	—	—
Financing related fees	—	0.8	—	—	0.8	—	—	—	—	—
Termination fee on closure of corrugating machine	—	—	—	—	—	—	(1.2)	—	—	(1.2)
Income tax adjustments	—	(14.)	—	(35.0)	(36.4)	(8.6)	—	—	1.7	(6.9)

Net earnings (loss) before specific items	$(19.7)	$(31.8)	$(16.9)	$(20.9)	$(89.3)	$(21.8)	$(22.7)	$7.2	$9.3	$(28.0)

Net earnings (loss) per share in dollars:
As reported	$(0.12)	$—	$(0.09)	$0.06	$(0.15)	$(0.17)	$(0.34)	$(0.03)	$(0.13)	$(0.66)
Before specific items	$(0.09)	$(0.15)	$(0.08)	$(0.10)	$(0.42)	$(0.10)	$(0.06)	$0.02	$0.02	$(0.08)
The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

Years ended December 31 (In millions of dollars)	2006	2007	2008

Cash provided (used) by operating activities	$127.2	$(2.7)	$75.7
Cash used by investing activities	(85.8)	(83.7)	(202.9)
Proceeds from the sale of property, plant and equipment and other assets	(3.5)	(6.5)	(2.2)
Snowflake acquisition	—	—	169.8
Other investing activities	(3.9)	4.4	(6.6)
Non-cash working capital changes except changes in taxes and interest	9.0	(49.7)	37.8
Other	7.0	17.8	(26.4)

Free cash flow	$50.0	$(120.4)	$45.2

	2007					2008
(In millions of dollars)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

Cash provided (used) by operating activities	$1.0	$(3.3)	$(33.9)	$33.5	$(2.7)	$(14.8)	$28.5	$4.4	$57.6	$75.7
Cash used by investing activities	(20.0)	(22.2)	(23.7)	(17.8)	(83.7)	(10.4)	(174.0)	(12.6)	(5.9)	(202.9)
Proceeds from the sale of property, plant and equipment and other assets	(0.5)	(0.4)	(3.6)	(2.0)	(6.5)	(0.1)	0.1	(2.3)	0.1	(2.2)
Snowflake acquisition	—	—	—	—	—	—	169.5	0.3	—	169.8
Other investing activities	0.2	(0.4)	2.3	2.3	4.4	5.0	(6.4)	2.5	(7.7)	(6.6)
Non-cash working capital changes except change in taxes and interest	(4.5)	(29.6)	20.2	(35.8)	(49.7)	22.8	(29.7)	51.3	(6.6)	37.8
Other	0.6	15.5	(0.1)	1.8	17.8	(7.3)	13.2	(21.0)	(11.3)	(26.4)

Free cash flow	$(23.2)	$(40.4)	$(38.8)	$(18.0)	$(120.4)	$(4.8)	$1.2	$22.6	$26.2	$45.2

The following shows management’s calculation of free cash flow:

Years ended December 31 (In millions of dollars)	2006	2007	2008

EBITDA	$211.0	$27.0	$159.4
Interest paid, net	(71.5)	(67.8)	(74.4)
Capital expenditures	(93.2)	(85.8)	(41.9)
Income taxes paid	(2.7)	(0.5)	(0.8)
Employee future benefits, net of funding	6.4	6.7	2.9

Free cash flow	$50.0	$(120.4)	$45.2

	2007					2008
(In millions of dollars)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

EBITDA	$14.1	$(1.9)	$(0.3)	$15.1	$27.0	$12.1	$29.5	$53.1	$64.7	$159.4
Interest paid, net	(17.5)	(17.3)	(17.9)	(15.1)	(67.8)	(17.4)	(17.1)	(18.8)	(21.1)	(74.4)
Capital expenditures	(20.3)	(23.0)	(25.0)	(17.5)	(85.8)	(5.5)	(10.8)	(12.1)	(13.5)	(41.9)
Income taxes received (paid)	(0.6)	(0.2)	0.2	0.1	(0.5)	(0.8)	0.3	0.4	(0.7)	(0.8)
Employee future benefits, net of funding	1.1	2.0	4.2	(0.6)	6.7	6.8	(0.7)	—	(3.2)	2.9

Free cash flow	$(23.2)	$(40.4)	$(38.8)	$(18.0)	$(120.4)	$(4.8)	$1.2	$22.6	$26.2	$45.2
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
Note 2, “Summary of Significant Accounting Policies”, to the December 31, 2008 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, and income taxes. Actual results could differ from these estimates.
The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to a fair degree of measurement uncertainty.
Environmental and legal liabilities
Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.
As at December 31, 2008, we had a provision of $11.0 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.7 million in 2009.
At December 31, 2008, we have a contingent liability related to an Energy Services agreement between us and Island Cogeneration No. 2 Inc., the owner of a cogeneration facility at our Elk Falls mill site. Refer to section on “Contingent liability” for details regarding a dispute related to our declaration of force majeure in connection with our obligation to purchase a minimum amount of steam from the cogeneration facility.

Impairment of long-lived assets
We review long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We test for impairment using a two-step methodology:
(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and
(ii)
If such excess does not exist in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2008. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.
In Q4, 2008, as a result of the decline in North American consumption of newsprint and printing and writing paper grades, we conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending. The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of our assets was estimated at 20 years for paper assets and 10 years for pulp assets. Product sales prices and foreign exchange assumption for 2009 of CDN$1.00 = US$0.90 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2010 to 2013 were based on forecasts prepared by RISI, an independent external firm. The RISI foreign exchange assumption was CDN$1.00 = US$0.85 in 2010 declining to CDN$1.00 = US$0.78 by 2013. Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88. In addition to the impairment test conducted using RISI and long-term trend assumptions for the years 2010 and beyond, we also prepared a second analysis applying significant discounts to the RISI and trend assumptions. In this second analysis, the foreign exchange assumption was CDN$1.00 = US$0.90 for all years and average product pricing was reduced by 7% to 18% in the years 2010 to 2012 when compared to RISI pricing assumptions. In addition, volume assumptions were reduced in each year. In this second analysis, the 5-year average results for 2008 to 2012 were then applied to each subsequent year of the useful life of the assets. We concluded that an impairment charge for the pulp and paper assets was not required as at December 31, 2008 as the estimated undiscounted cash flows in both cases exceeded the carrying values.
The following impairment charges were made during 2008:
•
In the second quarter, we recorded an impairment charge of $136.4 million on assets related to our Elk Falls sawdust pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare-parts inventory. This was a result of the severe impact on this operation of the unavailability of sawdust fibre. The Elk Falls sawdust pulp and white top linerboard operation was permanently closed in November 2008.

•
As a result of a review undertaken by us of specific assets that are no longer in use or where the net realizable value has decreased due to the weak economy, we recorded an asset-impairment charge of $14.6 million in the fourth quarter.

Pension and post-retirement benefits
We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. We retain independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations as well as the charges disclosed in our financial statements. These assumptions include:
•
The discount rate which is used to estimate the actuarial present value of the various plan obligations. Assisted by independent actuarial advisors, we set the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2008, a discount rate of 7.0% per year was determined by management in consultation with its independent actuarial advisors.

•
The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. With the assistance of independent actuarial firms, we annually set the expected rate of return on plan assets to reflect the current view of long-term investment returns. As at December 31, 2008, a rate of return of 7.0% per year was determined by management in consultation with its independent actuarial advisors.

•
Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. As at December 31, 2008, a rate of compensation increase of 2.5% per year was determined by management in consultation with its independent actuarial advisors.

•
Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2008, a health care trend rate of 7.5% per year was determined by management in consultation with its independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could materially impact the estimated cost of employee benefit plans and future cash requirements.
The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, and the accrued other employee future benefit and related net periodic benefit cost for 2008. This sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

	Pension benefit plans		Other benefit plans
	Accrued benefit	Net 2008	Accrued benefit	Net 2008
(In millions of dollars)	obligation	expense	obligation	expense

Expected rate of return on assets Impact of:
1% increase	n/a	(2.7)	n/a	n/a
1% decrease	n/a	2.7	n/a	n/a

Discount rate Impact of:
1% increase	(27.1)	(3.9)	(20.9)	(2.4)
1% decrease	29.4	4.5	24.4	3.1

Assumed overall health care cost trend Impact of:
1% increase	n/a	n/a	26.5	6.1
1% decrease	n/a	n/a	(22.3)	(4.4)
Provision for bad debts and allowance for doubtful accounts
We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to determine our estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts-receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

We have experienced larger bad debt expense in 2008 with the difficult economic conditions and refinancing environment, particularly in the second half of the year. Three of our larger paper customers, each representing less than 5% of total sales, filed for bankruptcy protection in Canada and/or the United States. One has emerged from this process and two continue to operate under the Canadian and/or United States bankruptcy laws, and continue to purchase from us under certain terms and conditions. Three of our pulp customers in Europe became insolvent and have been unable to pay the balances owing to their suppliers, including us. For the year ended December 31, 2008, we recorded bad debt expense of $3.1 million (2007 — nil).
As at December 31, 2008, “Accounts receivable” comprised 9.1% of total assets. Included in this balance was a provision of $3.2 million for doubtful accounts, or 1.4% of accounts receivable (as at December 31, 2007, $2.8 million for doubtful accounts, or 1.3% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2008 is adequate to provide for probable losses existing in accounts receivable
Income taxes
The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection is made of taxable income and estimates made of the ultimate recovery or settlement of temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual.
Our future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carry forwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period for these temporary differences requires judgment. The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws. As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings. A one-percentage-point change in our reported effective income tax rate would have the effect of changing our income tax expense by approximately $2.6 million.
In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and our judgment as to the appropriate allocation of income and deductions to those jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in settlements that differ from our estimated amounts.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2008, we adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants (“CICA”):
Section 1535, Capital Disclosures
Section 1535, Capital Disclosures, requires entities to provide additional disclosures relating to our objectives, policies, and processes for managing capital.
Section 3031, Inventories
Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Significantly to us the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as-converted-to-finished-goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories, and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment. We have adopted this standard with a prospective application on January 1, 2008. Upon adoption, we recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes. In addition, we have reclassified $5.7 million of our maintenance spare parts from “Inventories” to “Property, plant and equipment”.
Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation
Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation replace Section 3861, Financial Instruments — Disclosure and Presentation. Section 3862 requires additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Section 1400, General Standards of Financial Statement Presentation
In 2008, the CICA revised Handbook Section 1400, General Standards of Financial Statement Presentation. The revision to this section provides additional guidance related to management’s assessment of our ability to continue as a going concern. This revision is effective for fiscal years beginning on or after January 1, 2008. The standard did not have a material impact on our consolidated financial statements for the year ended December 31, 2008.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets which replaced existing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. We do not have any goodwill and other intangible assets and as such, the new standard is not expected to have any impact on our consolidated financial statements.
International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board confirmed that the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. This decision establishes standards for financial reporting with the aim of consistency in the global marketplace.
In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities Exchange Commission (“SEC”) registrants, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In February 2009, the SEC published for public comment a proposal recommending that U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization, starting in 2014. We are currently considering the implications of conversion to U.S. GAAP as opposed to IFRS and expect to make a final determination during 2009.
While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. With the assistance of an external party, we have completed an initial scoping phase which involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation. The analysis of IFRS and comparison with currently applied accounting principles has identified a number of differences. Although we have not yet determined the full effects of adopting IFRS, key areas where changes in accounting policies are expected are as follows:
•	Property, plant and equipment

Consistent with Canadian GAAP, under IFRS, separable components of property, plant and equipment (“PP&E”) are recognized initially at cost. Under International Accounting Standards (“IAS”) 16, Property, Plant and Equipment, an entity is required to choose, for each class of PP&E, to use either the cost model (consistent with Canadian GAAP) or the revaluation model. Under the revaluation model, an item of PP&E is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated amortization and accumulated impairment losses. Increases in fair value are recorded in a revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account, related to the asset, with any excess recognized in income.

For major maintenance, IFRS allows for major inspections and overhauls to be accounted as a separate component of PP&E if the component is used for over one period. This treatment is only intended for use for major expenditures that occur at regular intervals over the life of the asset as costs of routine repairs and maintenance will continue to be expensed as incurred. The major maintenance required on our plant and equipment would likely qualify for treatment under this standard and would allow for additional amounts to be capitalized and amortized.

•	Impairments

Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carrying value.

Under IAS 36, Impairment of Assets, a write-down is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use is less than carried value. Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Currently Canadian GAAP requires a two-step impairment test in which we must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. Under IFRS the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. This may lead to additional write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP prohibits reversal of impairment losses. This could result in greater variability in earnings, carrying values of PP&E, and balances in shareholders’ equity.
•	Share-based payments
We issue stock-based awards in the form of stock options that vest evenly over a three-year period. Under Canadian GAAP, we recognize the fair value of the award, determined at the time of the grant, on a straight-line basis over the three-year vesting period. Under IFRS the fair value of each tranche of the award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in a higher amount of each grant being recognized in income at a faster rate than under Canadian GAAP.
•	Employee benefits
IAS 19, Employee Benefits, requires the past-service cost element of defined benefit plans to be expensed on an accelerated basis, with vested past-service costs expensed immediately and unvested past-service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past-service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees. In addition, actuarial gains and losses are permitted under IAS 19 to be recognized directly in equity rather than through profit or loss. IFRS also provides an option to recognize all cumulative actuarial gains and losses existing at the date of transition immediately in retained earnings.
•	Asset retirement obligations
Under Canadian GAAP we would only record an asset retirement obligation (“ARO”) if there was a legal requirement to incur restoration costs. Under IFRS the threshold for recognizing a liability is a legal or constructive obligation. The difference in standards may require us to review each of our mill’s business plans to determine if there are any actions planned by management that would create a constructive obligation to record an ARO upon adoption of IFRS.
•	Provisions
IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when there is a present obligation as a result of a past transaction or event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the obligation. Probability is based on a “more likely than not” threshold. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold. It is possible that there may be some legal, bad debt or contingent provisions which would meet the recognition criteria under IFRS that were not previously recognized under Canadian GAAP.
First-time adoption of IFRS
Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions we may use when first adopting IFRS. The most significant exemptions to us are as follows:
•	Business combinations
For business combinations that occurred before the transition date, we have the choice to restate all of these business combinations to IFRS standards, restate all business combinations after a particular date, or not to restate any of the business combinations. Assets and liabilities acquired in an un-restated business combination that were recognized under Canadian GAAP and do not qualify for recognition under IFRS are then de-recognized.

•	Fair-value or revaluation as deemed cost
IFRS requires PP&E to be measured at a cost in accordance with IFRS (breaking down material items into components and amortizing each one separately). However, upon transition IFRS permits an asset to be recorded at deemed cost which is the fair value at date of transition, or an event-driven valuation (i.e., when an entity was privatized). The exemption noted above may be applied to individual items of PP&E. Any write-up of the asset to a fair value above cost will be recorded in retained earnings as a revaluation reserve.
•	Employee benefits
In the year of adoption we are able to recognize all cumulative actuarial gains and losses at the date of transition and book an adjustment to opening retained earnings. This election must be applied to all benefits and cannot be made on a plan-by-plan basis.
•	Cumulative translation adjustment
IAS 21, The Effects of Changes in Foreign Exchange Rates, requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition with reclassification of the previous amount made to retained earnings.
See note 30, “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, of our consolidated financial statements for the year ended December 31, 2008 for the impact of U.S. GAAP on our consolidated earnings and consolidated balance sheets.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors
Our directors are as indicated in the following table. Each director holds office until our next annual general meeting or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporation Act.

Name	Age	Principal Occupation	Director Since

Thomas S. Chambers	65	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers. Director, Coopers Park Corporation, Macdonald Dettwiler & Associates Ltd., Viterra Inc.	October 30, 2003
Gary Collins	45	Senior Vice President, Belkorp Industries Inc. Previously, President and Chief Executive Officer, HMY Airways Inc., member of the British Columbia Legislative Assembly and Minister of Finance, British Columbia. Director, Liquor Stores Income Fund, Lantic Inc., Jazz Air Income Fund.	April 27, 2005
William F. Dickson	68	Corporate director. Chairman of Fraserwood Industries Ltd. Previously, a partner of and counsel to Lawson Lundell LLP, where he practiced corporate and commercial law.	June 9, 2008

Name	Age	Principal Occupation	Director Since

Michel Desbiens	69	Corporate director and retired forest products company executive. Previously, consultant to the forestry industry. Director, Cascades Inc., Rogers Sugar Income Fund (trustee), Lantic Inc.	May 24, 2006
Benjamin C. Duster, IV	48	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm).	December 1, 2006
Richard Garneau	61	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.	March 28, 2007
Denis Jean	60	Corporate director and consultant	March 28, 2007
Jeffrey G. Marshall	64	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc. Director, Neenah Foundry Company, Ormet Corporation	December 1, 2006
Amit B. Wadhwaney	55	Portfolio Manager and Senior Research Analyst, Third Avenue Management LLC.	December 1, 2006
Messrs. Chambers, Desbiens, Jean and Marshall are members of our Environmental, Health and Safety Committee.
Messrs. Collins, Dickson and Wadhwaney are members of our Governance Committee.
Messrs. Dickson, Duster and Wadhwaney are members of our Human Resources and Compensation Committee.
Messrs. Chambers, Collins and Marshall are members of our Audit Committee.
Officers
Officers are appointed to serve at the pleasure of the Board of directors.

Name	Age	Title

Brian Baarda	42	Vice President, Operations — Newsprint, ONP Procurement, Recycling. Previously Vice President, Powell River Division.
Lyn Brown	52	Vice President, Corporate Relations and Social Responsibility. Previously, Director, Corporate Affairs and Social Responsibility; Vice President, Customer Relations and Vice President, Communications and Government Affairs, Aquila Networks Canada.
Stephen Boniferro	53	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.
L. Thomas Crowley	48	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.
Richard Garneau	61	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.
Brian Johnston	52	Vice President, Operations — Specialty Paper and Pulp. Previously Vice President, Elk Falls Division and Vice President, Technical Services.
Robert H. Lindstrom	55	Vice President, Supply Chain. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.
Valerie B. Seager	52	Vice President and General Counsel. Previously, Corporate Secretary and Legal Counsel.
David Smales	39	Vice President, Finance and Chief Financial Officer. Previously Vice President, Strategy & Analysis.
Peter M. Staiger	51	Corporate Controller & Treasurer. Previously, Treasurer.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than 1% of our issued and outstanding common shares.
B. Compensation
Compensation of Directors
The Human Resources and Compensation Committee of the Board of directors is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both. Directors are expected to own at least 25,000 deferred share units, restricted share units and/or common shares within two years of joining the Board.
In 2007 the Board restructured the directors’ compensation policy to help instill a compensation philosophy that average performance merits below average pay and reward superior performance with top decile pay. In restructuring the directors’ compensation, the Board considered median to 75th percentile average director compensation for publicly listed companies in North America. Under this compensation policy, no meeting fees are paid and annual cash retainer and equity compensation are set to fall at or below median annual director compensation for public comparators. Directors can make up this gap based on the performance of stock options and restricted share units received if the market value of the common shares increases during their tenure. Stock options are issued annually with an exercise price set 25% above the weighted average price of the common shares on the Toronto Stock Exchange (“TSX”) over the five days prior to the date of grant. In addition, a one time grant of restricted share units was issued to each director in 2007 (unless waived, as is the case with Mr. Amit Wadhwaney of Third Avenue Management LLC and other than Mr. Dickson, who joined the Board in June 2008 and received such grant shortly thereafter). The restricted share units vest three years following the date of grant, and are intended to compensate directors for attending board and committee meetings and foster focused value-enhancing commitment beyond the participation expected at formal meetings. The following table shows the current director compensation policy.

Item	Amount
Chair’s Annual Fee
• Annual cash retainer	$125,000
• Annual stock option grant (options are granted with an exercise price set 25% above the common share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)
36,000 options
• Restricted share units (RSUs) (One time initial grant made to current and future Chairs when they are appointed. RSUs vest three years after their grant date.)	125,000 RSUs
Director’s Annual Fee
• Annual cash retainer	$60,000
• Annual stock option grant (options are granted with an exercise price set 25% above the common share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)
24,000 options
• Restricted share units (One time initial grant made to current and subsequent directors when they join the Board. RSUs vest three years after their grant date.)	60,000 RSUs
Committee Chair’s Annual Fee (other than Audit Committee Chair)	$10,000
Committee Member’s Annual Fee	$5,000
Audit Committee Chair’s Annual Fee	$15,000
Special Committees
• Special Committees requiring five or less meetings	Chair $2,500
Member $1,500
• Special Committees requiring six or more meetings	Chair $5,000
Member $3,000
Mr. Amit Wadhwaney, a director and employee of Third Avenue Management LLC, which exercises voting control over approximately 31.6% of the common shares, has waived his entitlement to director compensation for the time being, other than reimbursement of expenses.
Directors may choose to convert all or part of their cash compensation into deferred share units (“DSUs”). The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the common shares on the TSX over the ten days prior to the calculation date. The value of the DSUs is payable by us only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the common shares on the TSX over the ten days prior to the relevant redemption date. Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.
The following table sets out the DSUs held by directors as at December 31, 2008:

	Number of DSU’s	Percentage of
	Held as	Cash Compensation
Director	at December 31, 2008	as DSU’s
Thomas Chambers [1]	263,065	100%
Gary Collins	190,558	100%
Michel Desbiens	10,547	0%
William Dickson	—	0%
Benjamin Duster	10,547	0%
Neal Goldman [2]	10,547	0%
Jeffrey Marshall	84,406	50%
Denis Jean	—	0%
Amit Wadhwaney	—	0%

1	Mr. Chambers has elected to receive cash compensation during 2009.

2	Mr. Goldman did not stand for re-election as a director in 2009.

The following table shows the value of the cash compensation elements paid to our directors in 2008:

			Annual
	Annual	Annual	Committee
	Board	Committee	Chair	Total Fees
	Retainer	Retainer	Retainer	(Cash)
Director [1]	($)	($)	($)	($)
Thomas Chambers [2]	60,000	5,000	15,000	80,000
Gary Collins [2]	60,000	10,000	—	70,000
Michel Desbiens	125,000	5,000	—	130,000
William Dickson [3]	33,627	5,604	—	39,231
Benjamin Duster	60,000	3,750	10,000	73,750
Neal Goldman [4]	60,000	13,750	—	73,750
Denis Jean [5]	60,000	5,000	7,500	72,500
Jeffrey Marshall [2]	60,000	5,000	10,000	75,000
Amit Wadhwaney [6]	—	—	—	—

1	Mr. Garneau, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

2	Messrs. Chambers, Collins and Marshall received all or a portion of their cash compensation as DSUs.

3	Mr. Dickson became a director on June 8, 2008.

4	Mr. Goldman did not stand for re-election as a director in 2009.

5	Mr. Jean was chair of the Strategy Committee, which was disbanded in February, 2008.

6
Mr. Wadhwaney, a director and employee of Third Avenue Management, LLC which exercises voting control over approximately 31.6% of the common shares, has waived all director compensation (other than reimbursement of expenses) for the time being.

The following table shows all compensation provided to the directors for our most recently completed financial year other than Mr. Garneau who, as our Chief Executive Officer, does not receive compensation in his capacity as a director.

			Option	Non-equity
		Share based	based	incentive plan	Pension	All other
	Fees earned	awards	awards	compensation	value	compensation	Total
Name	($)	($) [1,3]	($) [2,3]	($)	($)	($)	($)
Thomas Chambers	80,000	71,007	29,134	—	—	—	180,141
Gary Collins	70,000	50,906	29,134	—	—	—	150,040
Michel Desbiens	130,000	47,366	43,702	—	—	—	221,068
William Dickson	39,231	88,978	12,698	—	—	—	140,907
Benjamin Duster	73,750	24,652	29,134	—	—	—	127,536
Neal Goldman [4]	73,750	24,652	29,134	—	—	—	127,536
Denis Jean [5]	72,500	20,966	29,134	—	—	47,500	170,100
Jeffrey Marshall	75,000	30,828	29,134	—	—	—	134,962
Amit Wadhwaney	—	—	—	—	—	—	—

1	Represents the fair value of RSUs granted in 2008 on the date of grant. The fair value is based on the closing price of the commons shares on the TSX on the grant date.

2	Represents the fair value of options granted in 2008 on the date of grant. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

2008
Risk-free interest rate	3.8%
Annual dividends per share	NIL
Expected stock price volatility	40.0%
Expected option life (in years)	8.5
Average fair value of options granted (in dollars)	$0.51
The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. We estimate the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.

3
In April, 2008 we completed a rights offering, pursuant to which each holder of record of common shares on March 11, 2008 received one right for each common share held (the “Rights Offering”). Each 1.285 rights entitled the holder to purchase a subscription receipt of the Corporation for an exercise price of $0.75 per subscription receipt. Each subscription receipt was converted into one common share concurrent with the closing of our acquisition of the recycled newsprint mill in Snowflake, Arizona. The Rights Offering resulted in the issuance of 167,069,361 common shares for gross proceeds of $125,302,021. The Rights Offering had a substantial dilutive effect on the value of previously issued equity based compensation, none of which had provisions which entitled the holders thereof to participate in the rights offering. Accordingly, in addition to the annual stock option grant made to directors pursuant to the directors compensation program, options and RSUs were granted to directors in 2008 in order to compensate directors for the diminution in value of previously granted equity based compensation resulting from the Rights Offering.

4	Mr. Goldman did not stand for re-election as a director in 2009.

5	In addition to fees earned under the directors compensation program Mr. Jean received fees of $47,500 in 2008 for consulting services he provided to us.
Executive Compensation Strategy
Our executive compensation strategy is based on a compensation philosophy which includes three principal components:
i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

ii)	short term incentives payable in cash intended to focus initiative on annual objectives and reward behaviour that achieves corporate performance targets; and

iii)	mid and long term incentives granted through the issuance of stock options and restricted share units to encourage the enhancement of shareholder value.
The total compensation strategy is intended to accomplish the following objectives:
•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.
The Board believes these objectives will be reached with a total compensation package which corresponds to base salary levels set at a discount to comparator median levels of compensation, where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels. Actual awards paid to executives will vary based upon both individual and corporate performance. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay.
Each position is assigned a salary range and a benefit program which is adjusted to maintain the desired competitive position in the market place. Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.
Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remain competitive relative to total compensation packages for similar roles in the forest industry and general industry. Three sources of market data are used which include: The Hay Group — Forest Industry Survey, The Hay Group — All Industrial Average Survey and Towers Perrin — Forest Industry Survey. The surveys include comparable compensation data for pulp, paper and forest products companies in North America.
Base Salary, Benefits and Perquisites
Base salaries are targeted at the 75th percentile based on the Hay Forest Industry Survey and at the 50th percentile based on the Hay All Industrial Average where possible. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.
The Corporation provides a number of perquisites to some or all executives, including leased cars, club memberships, housing allowances and participating in an executive health program. Perquisites are negotiated with each executive at the time of hire, with a general trend towards eliminating such benefits in favour of cash and/or equity based compensation.

Short Term Incentive Plan
Amounts set forth in the column headed “Annual Incentive Plan” in the table above were paid pursuant to our executive short-term incentive plan (“STIP”). The STIP provides variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows: Mr. Garneau: 132%; Mr. Smales: 45%; Mr. Crowley: 45%; Mr. Boniferro: 40%; Mr. Lindstrom: 40%. Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data contained in both the Hay Forest Industry Survey Report and the Hay All Industrial Average Survey. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business.
STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units.
STIP Metrics
The total STIP award for the Corporation’s executives is determined by the Board each year. Each STIP award is composed of three parts, a corporate component, a department component and a discretionary component, and the relative weighting of these three components is determined by the Board each year. Performance contracts are created for each executive, which define the quantifiable corporate and department metrics that each executive commits to achieving over the course of the year. Actual performance compared to target is assessed annually on a scale from 0% to 100%. The Chief Executive Officer then recommends specific STIP awards for executives to the Compensation Committee based on these achievements, and the Compensation Committee recommends to the Board the appropriate STIP award for the Chief Executive Officer and the executive.
Corporate Component (50%)
The corporate portion is based on the achievement of a number of corporate targets as determined by the Board each year. This component may also include an amount awarded at the Board’s discretion. For 2008 the corporate component made up 50% of the STIP award and consisted of specific targets for safety, EBITDA, cost reductions, pricing strategies, capital expenditures and acquisition synergies.
Department Component (30%)
The department component is based on the achievement of quantifiable business objectives specific to the executive’s area of oversight. In 2008, these department components made up 30% of the STIP award.
Board Discretion (20%)
In 2008 the Board discretion component made up 20% of the STIP award. The Board takes into account a variety of factors in determining the amount of the discretionary component for each executive including the individual’s overall contribution and commitment to the Corporation’s strategic objectives and performance.
2008 STIP Targets — Scorecard
The targets for the corporate component of the 2008 STIP award, and performance as measured against those targets, are as follows:

Measure and Weighting	Results vs. Target
Safety (15%)	2008 targets were not met and no STIP award was made in respect of this metric.
EBITDA (55%)	EBITDA of $175 million (against an EBITDA target of $127 million) was achieved and 100% of the STIP award relating to this metric was awarded.
Reducing Cash Manufacturing Costs (10%)	Cash manufacturing costs exceeded budget and no STIP award was made in respect of this metric.
Implementing Pricing Strategies (5%)	The majority of announced price increases were implemented in 2008 and 99% of the STIP award relating to this metric was awarded.
Capital Expenditures (5%)	Capital expenditures remained within the targeted amount of $37 million and 100% of the STIP award was made in respect of this metric.
Acquisition Synergies (10%)	$9.2 million of the $10.5 million targeted synergies were obtained from the acquisition of the Snowflake recycled mill and 88% of the STIP award relating to this metric was awarded.

Based on the above, for 2008 up to 71.6% of the total corporate component of the STIP award (representing 50% of the total STIP award available) was awarded.
The targets for the department component of the STIP award, and performance as measured against those targets, are as follows:

Department	Targets	Results vs. Target
Chief Executive Officer	Targeted achievements in EBITDA, pricing strategies, capital expenditures, synergies, cost reductions, succession planning and investor relations	77% of the department component of the STIP for the Chief Executive Officer was earned based on targeted achievements in EBITDA, pricing strategies, capital expenditures, synergies and investor relations. However, notwithstanding the Board’s determination that the Chief Executive Officer was entitled to a STIP award in connection with his departmental achievements, he declined his 2008 STIP entitlement.
Chief Financial Officer	Targeted achievements in hedging, accounts receivable, refinancing and growth activities, Sarbanes Oxley compliance and investor relations	69% of the department component of the STIP for the Chief Financial Officer was awarded based on targeted achievements in accounts receivable, refinancing and growth activities, Sarbanes Oxley compliance and investor relations.
Senior Vice President, Sales and Marketing	Targeted achievements in managing inventory, maintaining pricing strategies, reducing sales expenses and improving margins	96% of the department component of the STIP for the Senior Vice President, Sales and Marketing was earned based on targeted achievements in all areas.
Senior Vice President, Human Resources	Targeted achievements in labour negotiations, compensation competitiveness and structure, succession planning and alignment of corporate strategy with human resource policies and employees	35% of the department component of the STIP for the Senior Vice President, Human Resources was earned based on targeted achievements in labour negotiations, compensation structure and alignment of human resources policies with corporate strategy.
Vice President, Supply Chain	Targeted achievements in reducing fibre costs, securing new fibre sources, reducing transportation costs, inventory, finished goods and spare parts, achieving on time delivery and damage reduction and savings in chemicals and parts	84% of the department component of the STIP for the Vice President, Supply Chain was earned based on targeted achievements in all areas.

Awards in respect of the discretionary component of the STIP award (representing 20% of the total STIP award available) ranged from 66% to 150% of the total amount available.
Mid and Long-Term Incentive Plan
The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders. In 2007, the Compensation Committee substantially revised the Corporation’s long term incentive plan and implemented a new MLTIP designed to more effectively achieve this objective. Like the STIP, the MLTIP also has targets that are established as a percentage of base salary. MLTIP targets are based on the same market data sources as the STIP and are targeted at the 75th to 90th percentile. However, the MLTIP is linked to value creation within the organization over a longer time frame. The MLTIP awards consist of both restricted share units and stock options, the vesting of which is based on a combination of time and performance targets.
The mid-term component of the MLTIP consists of performance based restricted share units issued under the Corporation’s 2007 Restricted Share Unit Plan (“RSUs”). RSUs entitle the holder to common shares to be issued from treasury when the RSUs vest and the vesting of the RSUs is linked to the length of time that the executive remains employed with the Corporation, as well as the Corporation’s return on capital employed (“ROCE”).
The long-term component of the MLTIP consists of stock options issued under the Corporation’s 2007 Amended and Restated Stock Option Plan. The stock options are similar to the performance based RSUs, in that vesting is subject to the length of time that the executive remains with the Corporation and the achievement of specified ROCE performance targets. The options have a seven year life, and an exercise price equal to the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date of the grant of the options.
The number of RSUs and stock options granted to an executive under the MLTIP is based on a percentage of his or her salary at the beginning of the performance period multiplied by three, a target award percentage, the common share price prior to the date of grant (for RSUs) and a modified Black Scholes calculation (for options). The target award percentages range from 76% to 182% of base salary, depending on the executive’s position and potential for contribution to the Corporation’s success. Once the revised MLTIP was implemented, the Board made a number of RSU and stock option grants to the Corporation’s executives pursuant to the plan. RSUs and stock options currently outstanding under the MLTIP vest over a three year performance period ending December 31, 2009, subject to such period being less than three years for individuals who became executives part way through the three year vesting period The determination of the total quantity of RSUs and options that will vest at the end of the three year period will be based on a 50% split between the executive’s time in position and the achievement of a relative ROCE. Individuals who became executives part way through the three year period received a pro-rated MLTIP award.
In order to qualify for the time vested portion of the RSU and stock option grant, the executive must have remained in an executive position for the full three year (or less, in the case of pro-rated MLTIP awards) vesting period. In that event, the time-based portion of the award will vest effective December 31, 2009 provided that the Corporation’s ROCE levels are not eroded below a minimum threshold of 1.5% over the three year period.
The remaining portion of the RSUs and stock options will vest subject to achievement of a ROCE performance target over the three year period, compared to that of a selected peer group. The initial assessment requires that the Corporation’s three year ROCE (determined on an annual compounded basis) must equal the median ROCE for the peer group. Once this target is met, the amount of the performance based award is calculated based on the Corporation’s relative ROCE performance to that of the MLTIP ROCE target set by the Board.

ROCE is a measure of the return that a company obtains from its business compared to its cost of capital, and represents the efficiency with which capital is used to generate revenue. The Compensation Committee believes ROCE is a useful comparator for businesses operating within the same industry, since it indicates the relative value a company gains from its assets compared to its peers. The MLTIP ROCE targets are based on (i) an assumed weighted average cost of capital of 9.5% for the Corporation; and (ii) a starting capital base of $836,140,000.
Depending on the achievement of the performance objectives, 0% to 100% of the performance based RSUs and options will vest based on the following chart:
MLTIP Target Metrics

	Vesting Amounts
Targets	50%	75%	100%
3 Year ROCE Performance Targets	5%	7.5%	10%
	ROCE	ROCE	ROCE
For results falling between the reference points in the chart above, the level of vesting is mathematically interpolated between the reference points.
No RSUs or stock options vest if, in the case of time based RSUs and stock options, the minimum ROCE erosion threshold is not met or, in the case of performance based RSUs and stock options, the Corporation’s three year ROCE does not at least equal that of the peer group. If an executive’s employment terminates before the end of the three year period due to the executive’s retirement, disability or death, or the executive’s employment is terminated without cause, the Compensation Committee will determine the appropriate vesting based on the circumstances of each individual situation. An executive who resigns or whose employment is terminated for cause forfeits all rights to any unvested RSUs and stock options granted under the MLTIP.
Vested RSUs are settled through the issuance to the executive, from treasury, of one common share for each vested RSU held. Stock options, which expire seven years after the date of grant, may be exercised any time after vesting and before expiry.
Executive Compensation
The following table provides a summary of compensation for the fiscal year ended December 31, 2008 paid by us to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as executive officers as at December 31, 2008, who we refer to in this annual report as our Named Executive Officers. All amounts in the table are in Canadian dollars.

					Non-Equity Incentive
		Annual Compensation			Plan Compensation
			Share	Option	Annual	Long term
			based	based	Incentive	Incentive	Pension	All Other	Total
		Salary	Awards	Awards	Plans	Plans	Value	Compensation	Compensation
Name and Principal Position	Year	($)	($) [1]	($) [2]	($) [3]	($)	($) [4]	($) [5]	($)
(a)	(b)	(c)	(d)	(e)	(f)	(f)	(g)	(h)	(i)
R. Garneau President and Chief Executive Officer	2008	612,000	17,472	—	—	—	346,000	—	975,472
D. Smales Vice-President, Finance and Chief Financial Officer	2008	275,000	25,540	33,988	90,000	—	38,224	—	462,752
S. Boniferro(6) Senior Vice President, Human Resources	2008	250,000	74,148	—	76,000	—	217,500	—	617,648
L. T. Crowley Senior Vice-President, Sales and Marketing	2008	266,525	23,202	47,589	98,817	—	45,912	—	477,044
R. Lindstrom Vice President, Supply Chain	2008	225,000	18,454	51,464	70,000	—	31,050	—	395,968
Notes

1
Represents the fair value of RSUs on the grant date based on the closing price of the common shares on the TSX on the grant date subject to, in the case of RSUs which were granted to Messrs. Smales, Crowley and Lindstrom pursuant to the MLTIP, a discount of 37% reflecting management’s estimate of the likelihood that certain performance targets established under the MLTIP will be achieved. Of the RSU amounts listed in the table, during 2008 Mr. Garneau was granted 183,153 RSUs having a value of $120,002 on the grant date to compensate for the diminution in value of previously granted RSUs caused by the dilutive impact of the Corporation’s April 2008 rights offering (the “Rights Offering”). These RSUs were granted pursuant to and were to vest in accordance with the provisions of the MLTIP. Mr. Garneau has voluntarily surrendered all RSUs granted to him pursuant to the MLTIP for no consideration or expectation of future grants and these RSUs are therefore not reflected in the table.

2	Represents the fair value of stock options on the grant date. The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

2008
Risk-free interest rate	3.8%
Annual dividends per share	NIL
Expected stock price volatility	40.0%
Expected option life (in years)	8.5
Average fair value of options granted (in dollars)	$0.51

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. We estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience. A discount of 37% was applied to stock options granted pursuant to the MLTIP, reflecting management’s estimate of the likelihood that certain performance targets established under the MLTIP will be achieved.

3	Mr. Garneau was entitled to a STIP award of $476,000 pursuant to achievements under the corporate and departmental component of the 2008 STIP, but he declined to accept such award.

4
Amounts in this column, for all executives other than Mr. Crowley, reflect annual contributions and allocations (including investment returns on notional account balances) to our defined contribution pension plan, including the SERP, for the year ended December 31, 2008. Of Mr. Boniferro’s SERP amount, $200,000 represents a payment made pursuant to Mr. Boniferro’s employment agreement with the Corporation which is intended to compensate Mr. Boniferro for a retention award and loss of pension benefits he would have been entitled to from his former employer. In the case of Mr. Crowley, the amount shown reflects contributions relating to our defined benefit plans and a contribution of $6,900 to Mr. Crowley’s 401(k) account.

5	Perquisites, including property and personal benefits do not exceed in the aggregate $50,000 or more than 10% of the respective named executive’s total salary for the financial year.

6	Mr. Boniferro joined us as Senior Vice President, Human Resources on January 8, 2008.

7	Mr. Crowley is compensated in United States dollars. Amounts in the above table have been converted into Canadian dollars at an exchange rate of CDN$1.0661 to US$1.00.
The dollar value of all compensation paid to our executive officers in respect of the fiscal year ended December 31, 2008 was $4,615,688. This does not include compensation paid to Mr. W.R. Buchhorn, whose employment ended April 10, 2008 and who received severance benefits having an aggregate value of $708,556 in 2008.

Pension Benefits
Retirement Plan Compensation
We do not provide pension, retirement or similar benefits to directors.
Each of the Canadian executives participate in a defined contribution plan pursuant to which we contribute 7% of the executive’s base salary to a maximum of $21,000 in 2008 ($22,000 in 2009). The executive directs the investment of his or her defined contribution account based on a number of alternatives. Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed. In addition, we have established a defined contribution segment of our Supplemental Retirement Plan for Senior Executives (the “SERP”). We make regular contributions to the SERP on behalf of the executives, the amount of which varies among the executive. Of the amounts contributed, 7%, to a maximum of $21,000, ($22,000 in 2009) is contributed to the defined contribution account as described above and the remainder is allocated to a notional account maintained for the members under the SERP. Each of the Named Executive Officers, other than Mr. Crowley, is a member of the defined contribution segment of the SERP.
Mr. Garneau’s retirement account is credited with an annual lump sum payment of $300,000, payable on January 1 of each year, with the first such payment made on January 1, 2008. Mr. Boniferro’s retirement account is credited with a lump sum amount of $200,000 on January 1 of each of 2008, 2009 and 2010, after which the lump sum amount decreases to $25,000. The retirement account of each of Mr. Smales and Mr. Lindstrom is credited with an amount equal to 12% of their respective monthly salary and bonus. The amounts paid to the Canadian Named Executive Officers pursuant to our retirement plans in respect of the year ended December 31, 2008 are included in the compensation table on page 77 under the column entitled “Pension Value”.
Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.
Amounts payable under the SERP for Mr. Garneau and Mr. Boniferro vest at the end of each year. No benefit is payable to other executives under the SERP if the member ceases to be employed by us prior to attaining five years of participation in the plan. Upon retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate. Benefits payable under the SERP are secured by a letter of credit.
Defined Contribution Plans

	Accumulated value			Accumulated value
	at start of year	Compensatory	Non-compensatory	at year end
Name	($)	($) [1]	($) [2]	($)
R. Garneau	19,720	346,000	(56,485)	309,235
D. Smales	59,549	38,224	(17,908)	79,865
S. Boniferro	—	217,500	(32,329)	185,171
R. Lindstrom	965,054	31,050	(133,195)	882,910

1	Represents the employer contribution.

2	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.
Each of our executives who are United States residents participate in a defined benefit pension plan (the “DB Plan”), which is funded by us. Currently, only one of our executives, Mr. Crowley, participates in the DB Plan. The amount of the executive’s pension is based on credited years of service and average annual pensionable earnings (in the executive’s case being base salary, annual bonus and company contributions to any employee share purchase plan in effect). Pensionable earnings are capped by law and in 2008 the eligible compensation limit was US$230,000. The executive’s monthly pension benefit is based on a formula that takes into account years of benefit service, the average of the highest 60 months’ eligible compensation in the last 120 consecutive months and the monthly average compensation from the three most recently completed consecutive calendar years. Benefits are computed as a straight line annuity payable at normal retirement age and no deduction is made for social security or any other offset amount. Benefits are paid, at the employee’s option, through one of several annuity options or a lump sum distribution.

In addition to the DB Plan, executives who are United States residents can contribute to a 401(k) plan. An employee can defer 25% of gross compensation as limited by law (US$230,000 in 2008), to a maximum deferral of US$15,500 in 2008. If the employee is at least age 50 in 2008, he or she may elect to defer a “catch-up” contribution of an additional $5,000. An employee may also choose to contribute after tax contributions up to 10% of gross compensation as limited by law. We make a matching contribution equal to one half of the first 6% of the employee’s deferral, not to exceed 3% of the employee’s compensation as limited by law. In 2008 the maximum contribution that could be made by us for each 401(k) participant was $6,900. Under this plan, gross annual compensation includes salary, bonus and vacation taken in pay. Upon retirement, the employee may elect to receive one of several annuity options or a lump sum.
Pension Benefits Table for United States Resident Named Executive Officer

	Number	Annual benefits		Accrued
	of years	payable		obligation		Non-	Accrued
	credited	($)		at start of	Compensatory	compensatory	obligation
	service	At year		year	change	change	at year end
Name	(#)	end	At age 65	($)	($)	($)	($)

L. T. Crowley	8	7,174	27,197	288,265	36,165	12,229	336,659
The estimated annual benefit payable to Mr. Crowley upon retirement at normal retirement age of 65 is US$27,197. However the DB Plan allows retirement at age 60 and upwards without penalty.
C. Board Practices
Committees of the Board
The Board has established an Audit Committee, Environmental, Health and Safety Committee, Governance Committee and Human Resources and Compensation Committee. In addition, from March 2007 to February 2008 the Board established a Strategy Committee.
Human Resources and Compensation Committee
The compensation of our executive officers is determined by the Human Resources and Compensation Committee (the “Compensation Committee”) which consists of three independent directors, W.F. Dickson, B.C. Duster (Chairman) and A. Wadhwaney.
The Compensation Committee’s principal function is to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer and approval of changes to benefit provisions in our salaried pension plans.
The Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Compensation Committee evaluates the Chief Executive Officer’s performance against those objectives. The results of the assessment are reported to the Board. The Compensation Committee also reviews the performance of other senior executives with input from the Chief Executive Officer.
The Compensation Committee determines the compensation of our executive officers. The Compensation Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The Compensation Committee also administers our stock option plan, restricted share unit plan and other share based compensation plans, if applicable, and makes recommendations regarding our granting of stock options and restricted share units to executive management and other key employees.
The Compensation Committee met six times in the year ended December 31, 2008.

Audit Committee
The Audit Committee consists of Messrs. T.S. Chambers (Chair), G. Collins and J.G. Marshall. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
T. S. Chambers	Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of three other audit committees.

G. Collins	Mr. Collins is the Senior Vice President of Belkorp Industries Inc. He was President and Chief Executive Officer of HMY Airways Inc. from December 2004 to December 2006. He was a member of the British Columbia Legislative Assembly from 1991 to 2004 and was Minister of Finance of British Columbia from June 2001 to December 2004. He is a member of two other audit committees.

J. G. Marshall	Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company. Prior to that he was the President and Chief Executive Officer of Ontario Clean Water Agency, and Marshall Drummond McCall Inc., and Marshall Steel Limited. In all of those capacities he actively supervised financial officers. He is a member of one other audit committee. He holds an MBA (Finance) from McGill University.
The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. The principal functions of the Audit Committee are:
(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for our salaried pension plans and to monitor the performance of these managers.
The Board, through the Audit Committee, identifies and reviews with management the principal risks facing us and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for our financial reporting processes and the quality of our financial reporting. The Audit Committee is free to communicate with our external and internal auditors at any time, and the Committee meets with our internal and external auditors, without management present, on a regular basis.
Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about us is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on our website (www.catalystpaper.com) and on SEDAR at www.sedar.com. We provide live internet and conference call access to interested parties in connection with the release of its quarterly financial information.
The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In February, 2009 the Audit Committee approved the engagement of the external auditors for the period ending February 13, 2010 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $450,000.
The fees paid to our auditors for the last two fiscal years are set out in Item 16C to this annual report.
The Audit Committee met four times in the year ended December 31, 2008.
Environmental, Health and Safety Committee
The Environmental, Health and Safety Committee consists of four directors, T. S. Chambers, M. Desbiens, D. Jean and J. Marshall (Chair), three of whom are independent as defined under applicable legislation.
The mandate of the Committee is to:
(i)	establish principles of us of environment, health and safety stewardship;

(ii)	monitor our compliance with those principles;

(iii)	review our methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.
The Committee also reviews directors duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling our environmental, health and safety policies.
The Environmental, Health and Safety Committee met four times in the year ended December 31, 2008.
Governance Committee
The Governance Committee consists of three independent directors as defined under applicable legislation: G. Collins, W.F. Dickson and A. Wadhwaney (Chair).
The Committee’s principal functions are:
(i)	to develop and monitor our overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board; and

(iii)	to review the performance of the Board as a whole and of its Committees.
The Board has delegated to the Governance Committee the responsibility for developing and monitoring our overall approach to corporate governance and implementing and administering the governance system. The Governance Committee has established position descriptions for the Board as a whole, each Board Committee, individual directors, the Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.
The Governance Committee is responsible for recommending to the Board the nominees for election or re-election to the Board. The Committee is also responsible for the ongoing assessment of directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account our strategic direction.

The Governance Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.
The Governance Committee met five times in the year ended December 31, 2008.
D. Employees
We have approximately 2,700 employees.
Approximately 1,660 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the Communications, Energy & Paperworkers Union of Canada (“CEP”), or the Pulp, Paper and Woodworkers of Canada (“PPWC”). The 84 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”). Most of the 230 hourly employees at the Snowflake mill are members of the United Steelworkers union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”). The 24 hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.
The current collective agreements with each of the CEP and PPWC locals at our Crofton, Elk Falls and Powell River mills expire on April 30, 2012. The collective agreements with the CEP locals at our Port Alberni mill expire April 30, 2013. The collective agreement with the CLAC local expires in 2012. The collective agreements with the USW, IBEW, UTU and Carpenters Union expire in 2011.
E. Share Ownership
Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding common shares.
Stock Option Plan
We have one stock option plan, the Catalyst Paper Corporation Amended and Restated Stock Option Plan (the “Plan”). The Plan provides for grants of options to acquire common shares of the Corporation to our directors and employees and our subsidiaries in such numbers as the Compensation Committee determines from time to time. The Plan authorizes the granting of options for up to 12,000,000 common shares, representing 3.1% of the issued and outstanding common shares. Options to purchase a total of 3,686,819 common shares are currently outstanding under the Plan.
Vesting
The maximum term of all stock options is 10 years, although the Compensation Committee may provide for a shorter term in its discretion. The exercise price of the options is not less than the five day average trading value of the common shares on the TSX immediately preceding the date of grant. The vesting of the options is determined by the Committee at the time of the grant; however most options, other than those granted under the MLTIP established for the executive, become exercisable as to one-third on or after the first, second and third anniversary of the date of grant. Some previously granted options also become immediately exercisable if a predetermined share price hurdle is exceeded, although we no longer follow this practice. For those options the share price hurdle is based on a benchmark compound annual growth rate calculated over a specified period of time, as established by the Compensation Committee at the time of grant.
Limitations on Grants
The Plan provides that no options will be granted if the aggregate number of common shares reserved for issuance pursuant to those options and any other stock options granted by us to any one person would exceed 5% or, in the case of insiders, would exceed 10%, of all of the outstanding common shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

Cessation of Entitlement
The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with us is determined by the Compensation Committee at the time of the option grant. Generally, however, options are granted on the basis that:
(a)	if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:
(i)	90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and
(ii)	90 days after the end of our fiscal year in which the death occurred;
(b)	if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:
(i)	90 days after the end of our fiscal year in which the option holder retired or became disabled; and
(ii)	the end of the options’ term;
(c)	if an option holder’s employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)	if an option holder’s employment is terminated for cause, all options terminate immediately.
In the case of options granted pursuant to the MLTIP, the vesting of options held by a holder who dies, becomes disabled, retires or whose employment is terminated without cause is determined by the Compensation Committee based on the circumstances of each individual situation. Options granted under the MLTIP to an executive who resigns or whose employment is terminated without cause expire upon the last day of employment.
The Board may terminate the Plan at any time. In addition, the Board may, without Shareholder approval, make amendments related to:
(a)	formal minor or technical modifications to any of the provisions of the Plan;

(b)	corrections of any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	changes to the vesting provisions of options or the Plan;

(d)
changes to the termination provisions of options which do not entail an extension beyond the original expiry date of the options, unless as a result of a blackout period extension (as discussed below);

(e)
additions of cashless exercise features to the Plan which provide for the payment in cash or securities on exercise of options and which provide for a full deduction of the number of underlying securities from the Plan reserve in such case; and

(f)	the addition of, or changes to, provisions relating to any form of financial assistance provided by us to participants that would facilitate the purchase of securities under the Plan, provided, however, that no such amendments may be made without the consent of each affected participant in the Plan if the amendment would adversely affect the rights of such affected participant. Shareholder approval is required for any other amendments, and such approval is specifically required for any amendment that results in (i) an increase in the number of common shares issuable under options granted under the Plan; (ii) a reduction in the exercise price of an option; (iii) the cancellation and reissue of any option; (iv) an extension of the term of an option granted under the Plan benefiting an insider of the Corporation (within the meaning of the rules of the TSX); or (v) options becoming transferable or assignable other than for normal course estate settlement purposes.
Restricted Share Unit Plan
We have a Restricted Share Unit Plan (“RSU Plan”), which provides for the issuance of restricted share units (“RSUs”) to our directors and employees. The RSU Plan is administered by the Compensation Committee who approves those employees and directors who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on our books. Each RSU awarded conditionally entitles the participant to the delivery of one common share upon attainment of the RSU vesting period.

RSUs vest in accordance with terms determined by the Compensation Committee, which may be based on, among other things, one or more of the following factors: (i) the return to Shareholders with or without reference to other comparable businesses; (ii) our the financial performance or results; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Compensation Committee may apply to RSUs are intended to strengthen the link between our performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal. The conditions relating to the vesting of RSUs are determined by the Compensation Committee in its sole discretion.
Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying common shares. The common shares may be issued from treasury at the time of vesting, or may be purchased by us on the market for delivery to the participant.
The expiry period of RSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be our director or an employee.
Dividends
A participant’s RSU account will be credited with additional RSUs if and when we declare a cash dividend on the common shares, based on the number of common shares the participant would have held on the record date for the payment of the dividend. For this purpose, the number of additional RSUs to be credited will be calculated based on the arithmetic average of the closing price of the common shares on the TSX for the five trading days on which a board lot was traded immediately following the dividend record date.
Maximum Number of Common Shares Issued
The maximum number of common shares reserved for issuance under the RSU Plan is 7,000,000, representing 1.8% of the issued and outstanding common shares. Common shares purchased on the market to honour RSU grants will not be counted for the purpose of determining the number of shares issued under the Plan. As at March 25, 2009, a total of 1,550,769 restricted share units were outstanding. The maximum number of common shares reserved for issuance under both the RSU Plan and the Plan is 19,000,000, representing approximately 5% of the issued and outstanding common shares. The RSU Plan provides that the maximum number of common shares issued to insiders (as that term is defined by the TSX), together with any common shares issued pursuant to any other security based compensation plan of the Corporation, will not exceed 10% of the total number of outstanding common shares. In addition, the maximum number of common shares issued to insiders under the RSU Plan, together with any common shares issued to insiders pursuant to any other security based compensation arrangement of the Corporation within any one year period will not exceed 10% of the total number of outstanding common shares.
Cessation of Entitlement
Generally, if a participant voluntarily resigns his or her position as our director or our employee, or if a participant’s employment is terminated for cause, all unvested RSUs are forfeited. If a participant retires, dies or becomes disabled or if a participant who is our director ceases to be our director at the request of the Board of directors or as a result of a Shareholder vote, a pro rata portion of unvested RSUs is deemed to vest, based on the number of months between the date the RSUs were granted and the date such participant ceased to be our director or our employee. If a participant who is our employee ceases to be our employee as a result of termination of employment without cause, all unvested RSUs are forfeited. However, in such case, at our discretion, all or a portion of such participant’s RSUs may be vested or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.
In the case of RSUs granted pursuant to our mid and long term incentive plan, the vesting of RSUs held by a holder who dies, becomes disabled, retires or whose employment is terminated without cause is determined by the Compensation Committee based on the circumstances of each individual situation. RSUs granted under the plan to an executive who resigns or whose employment is terminated without cause expire upon the last day of employment.

Transferability
RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as we may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.
Amendments to the RSU Plan
The Board of directors may, without notice, at any time and from time to time, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:
(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan,
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan,

(c)	to change the vesting provisions of RSUs or the RSU Plan; and
(d)	to change the termination provisions of RSUs or the RSU Plan which does not entail an extension beyond the original expiry date of the RSU;
provided, however, that:
(e)	no such amendment of the Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Plan; and
(f)	Shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that:
(i)	increases the maximum number of common shares issuable pursuant to the Plan;

(ii)	extends the expiry date for RSUs granted to insiders under the Plan;

(iii)	provides for other types of compensation through common share issuance;

(iv)	expands the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	adds additional categories of participants.

Outstanding Share based and Option based Awards
The following table shows all outstanding stock options and RSUs held by each of the Named Executive Officers as at December 31, 2008:

	Option Based Awards [1]				Share Based Awards [2]
	Number of			Value of	Number of	Market or
	securities			unexercised	shares or units	payout value of
	underlying	Option	Option	in-the-	of shares that	share based
	unexercised	exercise	expiration	money	have not	awards that
	options	price	date	options	vested	have not vested
Name	(#)	($)	($)	($)	(#)	($)
R. Garneau [3]	854,586	3.06	7/31/2014	—	795,051	238,515
	400,698	1.15	7/29/2015
D. Smales [4]	43,000	3.39	1/14/2016	—	154,993	46,498
	7,000	3.29	4/26/2016
	181,753	3.06	7/31/2014
	85,220	1.15	7/29/2015
	19,561	1.15	7/29/2018
L. T. Crowley [5]	50,000	4.39	1/29/2014	—	140,804	42,241
	50,000	3.77	1/3/2015
	43,000	3.39	1/24/2016
	7,000	3.30	4/26/2016
	165,232	3.06	9/6/2014
	77,769	1.15	7/29/2015
	45,592	1.15	7/29/2018
S. Boniferro [6]	372,549	1.15	7/29/2015	—	66,800	20,040
R. Lindstrom [7]	62,500	4.39	1/29/2014	—	111,989	33,597
	62,500	3.62	1/3/2015
	58,000	3.39	1/24/2016
	10,000	3.29	4/26/2016
	131,416	3.06	7/31/2014
	61,618	1.15	7/29/2015
	59,153	1.15	7/29/2018
Notes

1	Underlying securities are common shares.

2	Represents RSUs. Underlying securities are common shares.

3
These Options were granted and were to vest pursuant to our MLTIP. Options that expire on 7/29/2015 were granted to compensate the holder for the diminution in value of previously granted options caused by the dilutive impact of the Rights Offering. 728,151 of the RSUs were granted pursuant to and vest in accordance with the MLTIP and 66,800 were granted pursuant to Mr. Garneau’s employment contract and vest on April 23, 2010. Mr. Garneau has voluntarily surrendered all stock options and RSUs granted to him pursuant to the MLTIP for no consideration or expectation of future grant.

4
Options that expire in 2016 vest as to one-third on the first, second and third anniversary of the date of grant. The 181,753 options that expire in 2014 were issued pursuant to and vest in accordance with the MLTIP. The 85,220 options that expire in 2015 were granted to compensate the holder for the diminution in value of the 181,753 MLTIP options caused by the dilutive impact of the Rights Offering and these options vest in accordance with the provisions of the MLTIP. The 19,561 options that expire in 2018 were granted to compensate the holder for the diminution in value of previously issued non-MLTIP options caused by the Rights Offering and these options vest as to one third on the first, second and third anniversary of the date of grant. All RSUs were granted pursuant to and vest in accordance with the MLTIP.

5
The 50,000 options that expire in 2014 and 2015 and the options that expire in 2016 vest as to one-third on the first, second and third anniversary of the date of grant. The 165,232 options that expire in 2014 were issued pursuant to and vest in accordance with the MLTIP. The 77,769 options that expire in 2015 were granted to compensate the holder for the diminution in value of the 165,232 MLTIP options caused by the dilutive impact of the Rights Offering and these options vest in accordance with the provisions of the MLTIP. The 45,592 options that expire in 2018 were granted to compensate the holder for the diminution in value of previously issued non-MLTIP options caused by the Rights Offering and these options vest as to one third on the first, second and third anniversary of the date of grant. All RSUs were granted pursuant to and vest in accordance with the MLTIP.

6
The options were granted to Mr. Boniferro pursuant to and vest in accordance with the MLTIP. Mr. Boniferro has voluntarily surrendered all stock options granted to him pursuant to the MLTIP for no consideration or expectation of future grant. The 66,800 RSUs were granted pursuant to Mr. Boniferro’s employment contract and vest on December 31, 2010.

7
The 62,500 options that expire in 2014 and 2015 and the options that expire in 2016 vest as to one-third on the first, second and third anniversary of the date of grant. The 131,416 options that expire in 2014 were issued pursuant to and vest in accordance with the MLTIP. The 61,618 options that expire in 2015 were granted to compensate the holder for the diminution in value of the 131,416 MLTIP options caused by the dilutive impact of the Rights Offering and these options vest in accordance with the provisions of the MLTIP. The 59,153 options that expire in 2018 were granted to compensate the holder for the diminution in value of previously issued non-MLTIP options caused by the Rights Offering and these options vest as to one third on the first, second and third anniversary of the date of grant. All RSUs were granted pursuant to and vest in accordance with the MLTIP.

None of the RSUs held by the Named Executive Officers vested during 2008. None of the options held by the Named Executive Officers that vested during the year, or any other vested options, were in-the-money during all of 2008. As a result, no value vested for either options or RSUs during the year.
The following table shows all outstanding share based and option based awards for each of our directors as at December 31, 2008.

	Option Based Awards [1]				Share Based Awards [2]
					Number of
	Number of			Value of	shares or	Market or
	securities			unexercised	units of	payout value of
	underlying	Option	Option	in-the-	shares that	share based
	unexercised	exercise	expiration	money	have not	awards that
	options	price	date	options	vested	have not vested
Name	(#)	($)	($)	($)	(#)	($)
Thomas Chambers	24,000	4.57	3/28/2017	—	128,276	38,483
	24,000	1.95	1/16/2018
	25,765	1.44	7/29/2018
Gary Collins	24,000	4.57	3/28/2017	—	108,948	32,684
	24,000	1.95	1/16/2018
	25,765	1.44	7/29/2018
Michel Desbiens	36,000	4.57	3/28/2017	—	170,544	51,163
	36,000	1.95	1/16/2018
	38,650	1.44	7/29/2018
William Dickson	24,000	1.44	7/29/2018	—	80,160	24,048
Benjamin Duster	24,000	4.57	3/28/2017	—	83,704	25,111
	24,000	1.95	1/16/2018
	25,765	1.44	7/29/2018
Neal Goldman	24,000	4.57	3/28/2017	—	83,704	25,111
	24,000	1.95	1/16/2018
	25,765	1.44	7/29/2018
Denis Jean	24,000	4.57	3/28/2017	—	80,160	24,048
	24,000	1.95	1/16/2018
	25,765	1.44	7/29/2018
Jeffrey Marshall	24,000	4.57	3/28/2017	—	89,642	26,893
	24,000	1.95	1/16/2018
	25,765	1.44	7/29/2018
Amit Wadhwaney [3]	—	—	—	—	—	—
Notes

1
Underlying securities are common shares. Option grants made on February 13, 2009 pursuant to the directors’ compensation program are not reflected in this table. All options vest as to one-third on the first, second and third anniversary of the date of grant. Options which expire on 3/28/2017 and 1/16/2018 were granted pursuant to the director compensation program. Options which expire on 7/29/2018 were granted to compensate the holder for the diminution in value of previously granted options caused by the dilutive impact of the Rights Offering.

2
Reflects outstanding RSUs. Underlying securities are common shares. The RSUs vest three years from their grant date and represent RSUs granted pursuant to the directors compensation program and RSUs granted to compensate the holder for the diminution in value of previously granted equity based compensation caused by the dilutive impact of the Rights Offering.

3	Mr. Wadhwaney has elected to waive his entitlement to director compensation for the time being, other than reimbursement of expenses.

None of the RSUs held by directors vested during 2008. Of the options held by directors that vested during 2008 or before then, none were in-the-money during all of 2008. As a result, no value vested for either options or RSUs during the year.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
In October 2006 Third Avenue Management LLC (“TAM”) acquired an additional 39,000,000 of our common shares pursuant to an unsolicited take-over bid. On October 23, 2006 TAM announced that, as a result of such acquisition, client accounts managed by TAM beneficially owned 81,503,313 of our common shares, representing 37.97% of the outstanding common shares, and that TAM exercised control or discretion over such shares as portfolio manager. TAM also announced that it had authority to vote approximately 95% of such shares. In connection with the Rights Offering, client accounts managed by TAM, including TAVIX, acquired an additional 59,856,422 common shares.
The following sets out information on ownership of our common shares by any person known by us to beneficially own 5% or more common shares:
(i)
Third Avenue Management LLC (“TAM”) who has advised us that as at March 12, 2009, client accounts managed by TAM own in the aggregate 131,424,721 common shares representing approximately 34.42% of the issued and outstanding common shares and TAM has voting control over 120,700,693 common shares, representing 31.6% of all outstanding common shares;

(ii)
Letko, Brosseau & Associates, who reported on February 10, 2009 that the aggregate number of common shares held by all of its managed accounts as at December 31, 2008 was 45,971,978 common shares representing 12.04% of all outstanding common shares; and

(iii)	Natcan Investment Management Inc., who reported on May 31, 2008 that funds and accounts managed by it hold 25,316,904 common shares, representing 6.637% of all outstanding common shares.
B. Related Party Transactions
Effective October 23, 2006, TAM became a significant shareholder together with its subsidiaries and affiliates. We did not undertake any transactions with TAM during the year ended December 31, 2008.
We undertake certain transactions with companies affiliated with Mr. Thomas Chambers and Mr. Gary Collins, and with Mr. Jean, three of our directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2008, we paid aggregate fees of approximately $10.0 million primarily for obligations under a building lease, for services related to trucking chips and sawdust, and other consulting services to companies affiliated with our directors.
C. Interests of Experts and Counsel
Information not required for an annual report.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 17, “Financial Statements”
Legal Proceedings
We are involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. We periodically review the status of these proceedings with both inside and outside counsel. Although the final outcome of any of these matters is subject to many variables and cannot be predicted with any degree of certainty, we establish reserves for a matter when we believe an adverse outcome is probable and the amount can reasonably be estimated. We believe that the ultimate disposition of these matters will not have a material adverse effect on our financial condition, but it could have a material adverse effect on the results of operations in any given quarter or year.

Contingent Liability
We are party to a 20 year Energy Services Agreement with Island Cogeneration No. 2 Inc. (“ICP”), the owner of a cogeneration facility at our Elk Falls mill site. The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre for our traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, we are currently unable to take steam from the ICP facility. Accordingly, we declared force majeure by notice to ICP effective November 30, 2008. ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration is expected to be heard in the latter part of 2009. Under the agreement we have certain obligations to attempt to counter our ability to take the steam and we are exploring possible alternatives in this regard. The proceedings are in their early stages and we have not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated. Should the ultimate resolution differ from our assessment, a material adjustment to our financial position and the results of our operations could result. We expect in any event to incur significant legal fees in connection with this matter. As at March 31, 2009, we estimate that the cost of the steam that we have been unable to take due to the force majeure event was approximately $7 million (December 31, 2008 — approximately $4 million).
Export Sales
Export sales constitute a significant portion of our sales. The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years.

(In millions of dollars,	2006		2007		2008
except where otherwise stated)	$	%	$	%	$	%
Canada	206.6	11%	196.2	11%	209.4	11%
United States	1,053.8	56%	904.9	53%	1,077.0	58%
Asia and Australasia	322.6	17%	332.7	20%	291.5	16%
Latin America	171.9	9%	158.2	9%	170.0	9%
Europe & Other	127.6	7%	122.6	7%	101.5	6%

Total sales	1,882.5	100%	1,714.6	100%	1,849.4	100%

Dividend Policy
We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period. No dividends were paid in the years ended December 31, 2008, 2007, 2006 or 2005.
B. Significant Changes
No significant changes have occurred since the date of the annual financial statements provided herein.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Common Shares
Our common shares are traded on The Toronto Stock Exchange under the symbol CTL. Using information from published sources, the following information shows the high and low trading values of our common shares for the periods indicated:

For the year ended	High	Low
	($)	($)
December 31, 2008	1.78	0.24
December 31, 2007	4.31	1.19
December 31, 2006	3.60	2.40
December 31, 2005	4.26	2.40
December 31, 2004	4.95	3.30

For the quarter ended	High	Low
	($)	($)
March 31, 2009	0.44	0.08
December 31, 2008	0.80	0.24
September 30, 2008	1.37	0.65
June 30, 2008	1.42	0.83
March 31, 2008	1.78	0.80
December 31, 2007	1.97	1.19
September 30, 2007	3.44	1.38
June 30, 2007	3.80	3.21
March 31, 2007	4.31	3.26

For the month ended	High	Low
	($)	($)
May 13, 2009	0.30	0.20
April 30, 2009	0.32	0.14
March 31, 2009	0.19	0.08
February 28, 2009	0.35	0.16
January 31, 2009	0.44	0.32
December 31, 2008	0.43	0.28
November 30, 2008	0.60	0.24
October 31, 2008	0.80	0.33
Note: The share prices prior to March 7, 2008 have not been adjusted for the rights offering.
B. Plan of Distribution
This disclosure item is not applicable.
C. Markets
Our common shares are traded on the Toronto Stock Exchange under the symbol CTL.
D. Selling Shareholders
This disclosure item is not applicable.
E. Dilution
This disclosure item is not applicable.

F. Expenses
This disclosure item is not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
This disclosure item is not applicable.
B. Memorandum and Articles of Association
Description of Share Capital
We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of March 31, 2009, there are 381,753,490 common shares and no preferred shares issue and outstanding. All of the issued and outstanding common shares are fully paid. Applicable corporate law prohibits the issue of shares with par value.
In April 2008, we completed a rights offering pursuant to which 167,069,361 common shares were issued for gross proceeds of $125,302,021. These proceeds, together with funds from our revolving credit facility, were used to acquire our Snowflake, Arizona mill.
We do not nor do any of our subsidiaries hold any common shares.
Pursuant to the terms of our Stock Option Plan and our 2007 Restricted Share Unit Plan, as of March 31, 2009, we have issued to certain members of our senior management group options to acquire an aggregate of 3,686,819 common shares and restricted share units entitling the holders to acquire 1,550,769 common shares (one common share per restricted share unit) upon vesting. None of the restricted share units have vested. (See “Management — Executive Compensation”.) None of the options have been exercised.
Description of Articles of Amalgamation and By-Laws
Our articles of amalgamation issued pursuant to the Canada Business Corporations Act contain no restrictions on the business we may carry on.
Our articles of amalgamation and by-laws contain no restrictions on the power of directors:
1.	to vote on a proposal arrangement or contract in which the director is materially interested;
2.	in the absence of an independent quorum, to vote compensation to themselves or any member of their body; or
3.	with respect to borrowing powers exercisable by the directors or how such borrowing powers may be varied.
The restrictions on the ability of a director to vote and the requirement to disclose his or her interest are governed by applicable corporate legislation. There are no restrictions or provisions in our articles of amalgamation or by-laws regarding the retirement or non-retirement of directors under an age limit, although the Board of directors’ Administrative Guidelines provide that a director must retire at the age of 70, unless otherwise approved by the Board of directors. There are no restrictions or provisions in our articles of amalgamation or by-laws pertaining to the number of shares required for director qualification.
Rights, Preferences and Restrictions of Shares
Holders of common shares have a right to receive dividends if, as and when declared by the directors. There is no time limit after which dividend entitlement lapses. Each common share entitles the holder to one vote on a poll in respect of the election of directors and any other matter properly coming before a meeting of such holders.
Our directors do not stand for re-election at staggered intervals and cumulative voting for the election of our directors is not permitted. Neither the common shares nor the preferred shares have any right to share in our profits, other than in respect of dividends.
The holders of common shares, subject to the rights of any issued and outstanding preferred shares, have the right to share pro-rata in any surplus in the event of our liquidation.

There are no redemption or sinking fund provisions or liability to further capital calls on holders of common shares. Special rights and restrictions that may be attached to any series of preferred shares issued in the future may include redemption or sinking fund provisions.
The rights, preferences and restrictions applicable to preferred shares will be determined by the Board of directors at the time such preferred shares are created and issued.
Meetings
Meetings of shareholders may be called by our directors and may be requisitioned by the holders of not less than five percent of our issued share capital carrying the right to vote at a meeting. The court may also call a meeting of shareholders upon application by any director or shareholder. For the purposes of determining shareholders entitled to receive notice of a meeting, the directors may fix an advance date as the record date for such determination. Any record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. Each registered shareholder and our auditor is entitled to attend at meetings of shareholders.
There are no limitations on the right to own our securities, including the right on non-resident or foreign shareholders to hold or exercise voting rights on our securities, imposed by the laws of Canada or by our articles of amalgamation or by-laws. There are no provisions in our articles of amalgamation or by-laws that would have the effect of delaying, deferring or preventing a change of control of us and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.
There are no provisions in our articles of amalgamation or by-laws governing the ownership threshold above which shareholder ownership must be disclosed.
C. Material Contracts
On April 10, 2008, we acquired from Abitibi Consolidated Sales Corporation its Snowflake, Arizona recycled newsprint mill for a total cost of $169.8 million, including working capital adjustments and transaction costs. The acquisition was financed through a combination of our revolving credit facility and our $125 million Rights Offering. Under the Rights Offering, each holder of record of our common shares as of the close of business on March 11, 2008 received one right for each common share held. Each 1.285 rights entitled the holder to purchase a subscription receipt of Catalyst for an exercise price of $0.75 per subscription receipt. Each subscription receipt was converted into one common share of Catalyst concurrent with the closing of the Snowflake acquisition. The Rights Offering was supported by Third Avenue International Value Fund (“TAVIX”), our largest shareholder, pursuant to an oversubscription agreement, and by the backstop obligations of the two dealer managers. The Rights Offering resulted in the issuance of 167,069,361 Catalyst common shares for gross proceeds of $125,302,021. Pursuant to the Rights Offering and the acquisition of the Snowflake mill, we entered into the following agreements:
1.
Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. (“BMO”) and Genuity Capital Markets (“Genuity”) pursuant to which BMO and Genuity agreed severally to purchase up to an aggregate of not more than 50% of the subscription receipts offered and not otherwise purchased pursuant to the Rights Offering. The Rights Offering was oversubscribed and neither BMO nor Genuity were required to purchase any subscription receipts. We paid each of BMO and Genuity $937,500 for their standby commitment.

2.
Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund (“TAVIX”) pursuant to which TAVIX agreed to exercise its basic and additional subscription privilege under the Rights Offering such that it would subscribe for that number of subscription receipts having an aggregate purchase price not exceeding $62,500,000. TAVIX was reimbursed for its out-of-pocket expenses under the Oversubscription Agreement (not including the exercise price payable in connection with the subscription for subscription receipts). No fee was payable to TAVIX pursuant to the Oversubscription Agreement.

3.
Dealer Management Agreement dated February 29, 2008 between the Corporation, BMO and Genuity pursuant to which BMO and Genuity agreed to act as dealer managers in connection with the Rights Offering. Each of BMO and Genuity received a fee of $1,000,000 for such services, which fee was offset by the fees payable under the Standby Commitment Agreement.

4.
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO on its own behalf and on behalf of Genuity, Third Avenue Trust on behalf of TAVIX and CIBC Mellon Trust Company (the “Rights Agent”) pursuant to which the Rights Agent held the proceeds obtained from the exercise of rights pending satisfaction of the release conditions specified therein.

5.
Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill for a total cost of $169.8 million, including working capital adjustments and transactions costs.

6.
Third Supplemental Indenture dated as of April 10, 2008 amending the Indenture dated as of May 15, 2003 governing the Corporation’s 8-5/8% Senior Notes due 2011 (the “8-5/8% Notes”), among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee, pursuant to which Catalyst Paper (Snowflake) Inc., Catalyst Paper Recycling Inc., and The Apache Railway Company were added as subsidiary guarantors of the 8-5/8% Notes.

7.
Second Supplemental Indenture dated as of April 10, 2008 amending the indenture dated as of March 23, 2004 governing the Corporation 7-3/8% Senior Notes due 2014, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee pursuant to which Catalyst Paper (Snowflake) Inc., Catalyst Paper Recycling Inc., and The Apache Railway Company were added as subsidiary guarantors of the 7-3/8% Notes.

We also replaced our $350 million revolving credit facility maturing July 2009 with a $330 million revolving asset based loan facility maturing August 2013 (the “ABL Facility”) pursuant to a Credit Agreement dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., JPMorgan Securities Inc., and the vendor parties named therein. The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes. Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill. The ABL Facility includes financial covenants to maintain shareholder equity above $639 million (as at December 31, 2008), to maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.
D. Exchange Controls
The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Canada Act (“non-Canadian”), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Corporation by a non-Canadian (other than a “WTO Investor” as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of us and our value of our assets was $5,000,000 or more.
With regard to an investment in common shares of the Corporation by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of us and the value of our assets of equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $312 million for investments completed in 2009 and is indexed as of the first of January every year.
A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Corporation for the purposes of the Investment Canada Act if he acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of control of the Corporation unless it could be established we are not controlled in fact by the acquirer through the ownership of common shares. An acquisition of less than one-third of our common shares would be deemed not to constitute an acquisition of control.
Certain transactions in relation to our common shares would be exempt from the Investment Canada Act, including:
•	an acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
•
an acquisition of control of the Corporation in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Canada Act; and

•
an acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, though the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended on March 12, 2009, when the Budget Implementation Act (“Bill C-10”) received royal assent and came into force of law. As a result of Bill C-10, the Review Threshold will increase to an enterprise value of assets of $600 million and eventually will reach $1 billion. The provisions of Bill C-10 relating to the Review Threshold have not yet come into force and regulations describing the manner in which the enterprise value is to be determined have not yet been prescribed. Until such time, the $312 million Review Threshold described above continues to apply. Additionally, all investments in Canada — even those that do not amount to an acquisition of control — may now be reviewed on grounds of whether they are likely to be injurious to national security. In particular, upon referral by the minister responsible for the Investment Canada Act, the governor in Counsel may take measures in respect of an investment that it considers advisable to protect national security, including, among other things, (a) directing the non-Canadian not to implement the investment, (b) authorizing the investment on certain conditions, or (c) requiring the non-Canadian to divest themselves of control of the Canadian business or of their investment.
Our ability to declare and pay dividends is significantly restricted by the covenants in the indentures governing our senior notes and in the documentation relating to our credit facilities.
E. Taxation
Certain U.S. Federal Income Tax Considerations
The following is a summary of certain United States federal income tax considerations relevant to the ownership and disposition of our common shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and no assurance can be made that the IRS will agree with such statements and conclusions.
This summary applies only if an investor holds our common shares as capital assets. Unless specifically stated otherwise, this summary also does not address the tax considerations arising under the laws of any country other than the United States, any United States state, or any local jurisdiction. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	brokers or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign (non-United States) persons or entities;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	holders whose functional currency is not the U.S. dollar;

•	persons holding our common shares as part of a hedging, straddle, conversion or constructive sale transaction or other risk reduction transactions;

•	grantor trusts;

•	real estate investment trusts or regulated investment companies; or

•	persons who are resident or ordinarily resident in Canada.
Investors should consult their tax advisors about the United States federal, state, local and foreign tax consequences to them of the ownership and disposition of our common shares.

The summary below applies to an investor only if such investor is a beneficial owner of our common shares, is not resident in Canada for purposes of the income tax treaty between the United States and Canada (the “U.S. Tax Treaty”), and is, for United States federal income tax purposes:
•	an individual citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust that (i) is subject to the primary supervision of a United States court and the control of all substantial decisions by one or more United States persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Taxation of Common Shares
Dividends
Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution by us of cash or property with respect to common shares, including any Canadian tax withheld, will be includable in income by an investor as dividend income at the time of receipt to the extent such distributions are made from our current or accumulated earnings and profits as determined under United States federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of an investor’s adjusted tax basis in the common shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits as determined under United States federal income tax principles. Therefore, an investor should expect that a distribution generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
For taxable years beginning before January 1, 2011, dividends received by an individual may be eligible for preferential rates of taxation, provided (i) certain holding period requirements are satisfied, (ii) the Company is eligible for the benefits of the U.S. Tax Treaty, and (iii) we are not, and in the preceding year were not, a “passive foreign investment company”. Dividends received after December 31, 2010 and dividends that are not eligible for preferential rates of taxation will be subject to ordinary income tax rates.
Dividends paid in Canadian dollars will be included in an investor’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of receipt, an investor generally should not be required to recognize any foreign exchange gain or loss. An investor who receives a distribution of Canadian dollars and converts the Canadian dollars into U.S. dollars subsequent to the date of receipt of such Canadian dollars will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar. Such gain or loss will generally be U.S. source ordinary income or loss. Investors should consult their tax advisors regarding the treatment of a foreign currency gain or loss.
Sale or Exchange of Common Shares
Subject to the passive foreign investment company rules discussed below, generally an investor will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and an investor’s adjusted tax basis in the common shares. Gain or loss recognized by an investor on the sale or exchange of a common share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by non-corporate investors, including individuals, generally will be subject to a maximum rate of tax of 15% (increased to 20% after December 31, 2010). The deductibility of capital losses is subject to limitations.
If the consideration an investor receives for the common shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment an investor receives determined by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the common shares sold or exchanged are traded on an “established securities market” and an investor is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. An investor will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss an investor realizes on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss, as the case may be.

Foreign Tax Credit Considerations
For purposes of the U.S. foreign tax credit limitations, dividends on the common shares will be foreign source income and will generally constitute “passive category income” but could, in the case of certain investors, constitute “general category income.” In general, gain or loss realized upon sale or exchange of the common shares by an investor will be U.S. source income or loss, as the case may be.
Subject to certain complex limitations, including holding period requirements, generally an investor will be entitled to a credit against an investor’s United States federal income tax liability or a deduction in computing an investor’s United States federal taxable income in respect of any Canadian taxes withheld by us (to the extent not refundable). Investors should consult their tax advisors as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.
Passive Foreign Investment Company Status
The foregoing discussion assumes that we were not a Passive Foreign Investment Company (“PFIC”) for any taxable year during which an investor held common shares. In general, a non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. To the best of the our knowledge and belief and based on information available, we are not and have not been a PFIC at least within the most recent five years, and we expect that we will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, we cannot provide any assurance that it has not been or will not become a PFIC for any taxable year during which an investor holds or held common shares. If we were determined to be a PFIC for any taxable year during which an investor holds or held common shares, an investor could be subject to special, adverse U.S. federal income tax rules (including increased tax liability). Investors should consult their own tax advisors concerning the U.S. federal income tax consequences of Catalyst being or having been a PFIC.
Information Reporting and Backup Withholding
An investor (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28% (increased to 31% after December 31, 2010), and to information reporting requirements with respect to dividends on, and to proceeds from the sale or exchange of, the common shares. In general, if a non-corporate investor subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against an investor’s regular United States federal income tax liability or refunded by the IRS where applicable.
Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of Catalyst (a “U.S. holder”) who (i) deals at arm’s length with Catalyst, (ii) holds such common shares as capital property, and who for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada-United States Income Tax Convention (the “Treaty”), (iii) is at all relevant times resident in the United States, (iv) is not and is not deemed to be resident in Canada, (v) is entitled to full benefits under the Treaty, and (vi) does not use or hold and is not deemed to use or hold the common shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere or that is a limited liability company. Such U.S. holders are advised to consult their own tax advisors.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.
Under the Act and the Treaty, a U.S. holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. holder is a corporation that beneficially owns at least 10% of the voting shares of Catalyst and the dividends may be exempt from such withholding in the case of some U.S. holders such as certain qualifying pension funds and charities.
In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of common shares of Catalyst at a time that the Catalyst’s common shares are listed on the TSX unless (i) at any time in the 60-month period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of Catalyst were owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length for purposes of the Act or the U.S. holder and such persons and (ii) the value of the common shares of Catalyst at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits, sources and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.
F. Dividends and Paying Agents
This disclosure item is not applicable.
G. Statements by Exports
This disclosure is not applicable.
H. Documents on Display
Any documents referred to in this annual report shall be available for review at the registered office of the Company located at 2nd floor, 3600 Lysander Lane, Richmond, BC V7B 1C3.
I. Subsidiary Information
This disclosure is not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We have exposure to risk from our financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.
The Board of directors has overall responsibility for the establishment and oversight of our risk management framework. The Board of directors and Audit Committee have approved a policy to manage the risks from the use of derivatives. This policy provides objectives for, and limits on the use of derivatives. Derivative positions are reported to the Audit Committee quarterly. Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements. A Financial Risk Committee of management meets monthly to review outstanding positions and authorize ongoing or additional hedge placements under the policy. Periodic reviews of internal controls related to financial risk management are performed by internal audit.
Credit Risk
Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet their contractual obligation. This risk derives principally from our receivables from customers and derivative counterparties.

Accounts Receivable
We are exposed to credit risk on accounts receivable from our customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. We manage our credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. We also subscribe to credit insurance for substantially all of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export market customers.
Aging of receivables at December 31 were as follows:

	2007	2008
Trade receivables, gross
Current	$164.8	$177.8
Past due 1-30 days	29.7	24.5
Past due 31-90 days	2.0	4.0
Past due over 90 days	0.5	0.3

	197.0	206.6
Allowance for doubtful accounts	(2.8)	(3.2)

Trade receivables, net	194.2	203.4
Other receivables, including GST recoverables	18.9	18.3

Accounts receivable	$213.1	$221.7

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2007	2008

Balance, beginning of year	$3.1	$2.8
Increase in provision	—	3.1
Utilized in the year	(0.3)	(2.7)

Balance, end of year	$2.8	$3.2

We have experienced larger bad debt expense in 2008 as a result of deteriorating economic conditions and the difficult refinancing environment.
Derivatives
We are also exposed to credit risk with counterparties to our derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where we would incur a cost to replace a defaulted transaction. We manage this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.
Market risk: Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect our cash flows or the value of our financial instruments (e.g., fixed interest long-term debt).
Currency risk: We are exposed to the risk that future cash flows will fluctuate as substantially all of our sales and accounts receivable are denominated in U.S. dollars, while only a portion of our costs and payables are denominated in or referenced to U.S. dollars. We are also exposed to the fluctuations in the fair value of our debt denominated in U.S. dollars. We use foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.
Our hedging policy for anticipated sales and accounts receivable includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.
Our hedging policy for our U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk: Our policy allows for hedges of newsprint, pulp, and white top linerboard to be placed on anticipated sales and hedges of old newsprint to be placed on anticipated purchases. As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas. The outstanding hedge positions are not significant and the price risk associated with our commodity hedges, for pulp and white top linerboard outputs, is de minimus.
Interest rate risk: The fair value of our fixed rate debt or the future cash flows of variable rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. It is our policy to keep the majority of our term debt on a fixed rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable.
Sensitivity analysis for derivative positions and variable rate debt

					Effect from increase		Effect from decrease
					in rate or price		in rate or price
(In millions of dollars,			Change			Other		Other
except where otherwise stated)	Currency and		in rate		Net	comprehensive	Net	comprehensive
As at December 31, 2008	notional amount		or price		earnings	income	earnings	income

Revenue hedges - currency risk (US$/C$)	US$	570	5%		5.9	6.8	(6.4)	(7.4)
Revenue hedges - price risk (commodities)	US$	11	5%		(0.4)	—	0.4	—
Oil and natural gas hedges - price risk (commodities)	C$	4	5%		0.1	—	(0.1)	—
Old newspaper (“ONP”) hedges - price risk (commodities)	US$	3	5%		0.1	—	(0.1)	—
U.S. debt hedges - currency risk (US$/C$)	US$	190	10%		(6.1)	—	7.1	—
ABL Facility - interest risk (annualized)	C$	60	100	bps	(0.4)	—	0.4	—
Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.
Our principal cash requirements are for interest payments on our debt, capital expenditures and working capital needs. We use our operating cash flows, ABL Facility and cash balances to maintain our liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. We also monitor the maturities of our long-term debt and assess refinancing costs and risks in deciding when to refinance debt in advance of its maturity.
Financial instruments
The new recommendations of the Canadian Institute of Chartered Accountants for financial instrument disclosures (Handbook section 3862) effective for our 2008 fiscal year result in incremental disclosures relative to those made previously. The emphasis is on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and on how an entity manages those risks.
Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Our financial instruments also include derivatives which we use to reduce our exposure to currency and price risk associated with our revenues, energy costs and long-term debt. We are exposed to risk from our financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk. The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on their use. Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements. For further details regarding specific risks, refer to note 24, “Financial Instruments”, of our consolidated financial statements for the year ended December 31, 2008.

In accordance with our financial risk-management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions. We do not enter into financial instruments for speculative purposes.
Revenue risk management instruments
In respect of revenues, we use foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies. At December 31, 2008, we had foreign currency options and forward contracts with a notional principal of US$570 million with major financial institutions. Changes in the fair values of derivatives that qualify and are designated as cash-flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At December 31, 2008, instruments having a notional principal of US$425 million are designated as hedging instruments. At year-end exchange rates, these instruments are reported at their fair value, which was negative $26.9 million at the end of 2008.
At December 31, 2008, commodity swap agreements are outstanding to fix the sales price of 3,500 tonnes of NBSK within the next three months and 1,500 tons of white top linerboard within the next six months. In addition, a commodity swap agreement to fix the sales price of newsprint and purchase price of ONP within the next eleven months is outstanding for 11,000 tonnes. These contracts are not designated as hedging instruments for accounting purposes. At year-end exchange rates, these instruments are reported at their fair value, which was $0.6 million at December 31, 2008.
Cost risk management instruments
Our policy allows for hedges of old newsprint to be placed on anticipated purchases. As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At December 31, 2008, the following commodity swap agreements were outstanding and the following fair values applied:
(i)	Agreement to fix the purchase price of 40,000 tonnes of ONP within the next ten months — fair value as at December 31, 2008 was negative $0.9 million.

(ii)	Agreements in place for approximately 23% of natural gas usage for the next 12-month period — fair value as at December 31, 2008 was negative $0.8 million.
There are no hedges in place that extend beyond twelve months. We have no oil contracts and options outstanding at December 31, 2008.
Long-term debt risk management instruments
In respect of long-term debt, we are party to US$190 million at December 31, 2008, in forward foreign exchange contracts and options to acquire U.S. dollars over a six-year period. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”. At year-end exchange rates, these instruments are reported at their fair value, which was $34.2 million at December 31, 2008.
Interest rate swaps
Our policy is to keep the majority of our term debt on a fixed-rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable and attractive. The effective portion of changes in the fair value of the derivatives is netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”. We had no fixed-to-floating interest rate swaps outstanding at December 31, 2008. During 2008, we unwound our fixed-to floating interest rate swap contracts for notional US$80 million and proceeds of $7.6 million.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Information not required for an annual report

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A. Indebtedness
There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.
B. Dividends
No dividends are in arrears.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	There have been no material modifications to the instruments defining the rights of holders of any class of registered securities since the date of filing of our last annual report on Form 20-F.

B.	This disclosure item is not applicable.

C.	This disclosure item is not applicable.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We conducted an evaluation under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2008, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures — as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (“the U.S. Exchange Act”) — are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian and U.S. securities laws is:
(a)	recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Canadian and U.S. securities regulatory authorities, and
(b)
accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
B. Internal Control over Financial Reporting
Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2008, management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of December 31, 2008, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Reporting dated February 11, 2009, to that effect.

C. Report of Independent Public Accounting Firm
Refer to Item 17 “Financial Statements” for the Report of Independent Public Accounting Firm.
D. Changes in Internal Control over Financial Reporting
This disclosure item is not applicable.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of directors has determined that Mr. Thomas Chambers, an individual serving on the audit committee of our Board of directors, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics that applies to all of our non-union employees including executives, senior officers and members of the Board of directors. A copy of the Code is available on our website at www.catalystpaper.com and at www.sedar.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Period ending December 31
	2007	2008

Audit Fees	$834,667	$897,000

Audit Related Fees	354,775	376,950

Tax Fees	95,195	81,515

Total	$1,284,637	$1,355,465

The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of our pension plan and other accounting advice. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.
The Audit Committee has adopted policies and procedures for the pre-approval of audit, tax and other non-audit services provided by the independent registered public accounting firm. These policies and procedures are summarized below.
The terms of engagement and scope of the annual audit of the financial statements are agreed to by the Audit Committee in advance of the engagement of the independent registered public accounting firm in respect of the annual audit. The Audit Committee approves the audit fees.
The independent registered public accounting firm are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as an independent registered public accounting firm. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Audit Committee must pre-approve the provision of all non-audit services by the independent registered public accounting firm and will consider regulatory guidelines in determining the scope of permitted services. The Audit Committee has pre-approved non-audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work.
In 2008, our Audit Committee approved all audit, tax and other non-audit services performed by our independent registered public accounting firm.
C. Exemptions From Listing Standards for Audit Committees
This disclosure item is not applicable.
D. Purchases of Equity Securities by the Issuer and its Affiliates
This disclosure item is not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
The following financial statements have been filed as part of this annual report.
Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Catalyst Paper Corporation

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as at December 31, 2008 and 2007
Consolidated Statements of Earnings and Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Business Segments for the years ended December 31, 2008, 2007 and 2006
Consolidated Geographic Business Segments
Notes to the Consolidated Financial Statements
ITEM 18. FINANCIAL STATEMENTS
See Item 17.

ITEM 19. EXHIBITS

2.1
Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill and associated schedules. (6)

3.1	Articles of Amalgamation of Norske Skog Canada Limited. (2)

3.2	By laws of Norske Skog Canada Limited. (2)

10.1
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”). (4)

10.1.1
First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (3)

10.1.2
Second Supplemental Indenture amending the 2003 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (10)

10.1.3
Third Supplemental Indenture amending the 2003 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (8)

10.2
Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”). (3)

10.2.1
First Supplemental Indenture amending the 2004 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (10)

10.2.2
Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (8)

10.3
Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.). (1)

10.3.1
Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 10.3 above (current parties Catalyst Paper and Tolko Industries Ltd.). (10)

10.4
Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company). (1)

10.4.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (1)

10.4.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (10)

10.4.3
Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company which is referred to in agreement referred to in Exhibit 10.4 above. (10)

10.5
Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties CPC, TimberWest Forest Corp and TimberWest Forest Company Partnership). (1)

10.5.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 10.5 above. (10)

10.6	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

10.6.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.6.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.6.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.7	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (10)

10.7.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.5	Amendment dated October 10. 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.8	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (10)

10.9	Catalyst Paper Amended and Restated Stock Option Plan. (10)

10.10	Catalyst Paper 2007 Restricted Share Unit Plan. (10)

10.11	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets. (5)

10.12	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund. (5)

10.13	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Market. (7)

10.14
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company. (7)

10.15
Credit Agreement for the ABL Facility dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the vendor parties named therein (the “ABL Facility”). (9)

10.16	Employment agreement dated March 12, 2007 between Catalyst Paper Corporation and Richard Garneau. (10)

10.17	Employment agreement dated November 23, 2007 between Catalyst Paper Corporation and Steve Boniferro. (10)

15.1	Consent of Independent Registered Public Accounting Firm (10)

21.1	List of subsidiaries. (10)

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (10)

32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (10)

(10)	Filed herewith.

(9)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on August 18, 2008.

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on April 17, 2008.

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 3, 2008.

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on February 29, 2008.

(5)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on February 20, 2008.

(4)	Previously filed with registration statement (No. 333-105719) on Form F-4 of Norske Skog Canada Limited on May 30, 2003.

(3)	Previously filed with registration statement (No. 333-114538) on Form F-4 of Norske Skog Canada Limited on April 16, 2004.

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.

(1)
Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002. Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CATALYST PAPER CORPORATION

By: /s/
Name: Richard Garneau
Title: Chief Executive Officer

Date:  May 14, 2009

MANAGEMENT’S RESPONSIBILITY
Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting
Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 30 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.
Management is responsible for designing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting include processes and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and
•
provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.
Based on this assessment, management determined that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.
The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has also issued an auditors’ report on the Company’s internal control over financial reporting.
The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.
These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Richard Garneau	David Smales
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer
Vancouver, Canada
February 11, 2009

AUDITORS’ REPORT ON FINANCIAL STATEMENTS
To the Shareholders of Catalyst Paper Corporation
We have audited the consolidated balance sheets of Catalyst Paper Corporation (“the Company”) as at December 31, 2008 and 2007 and the consolidated statements of earnings and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
“KPMG LLP”
Chartered Accountants
Vancouver, Canada
February 11, 2009

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Comments by Auditors for US Readers on Canada — US Reporting Differences
The Board of Directors
Catalyst Paper Corporation
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2(c) and note 30(k) to the consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008. Our report to the shareholders dated February 11, 2009, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company’s internal control over financial reporting. Our report to the shareholders dated February 11, 2009, is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company’s internal control over financial reporting in the financial statement auditors’ report.

Chartered Accountants
Vancouver, Canada
May 14, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)
To the Shareholders and Board of Directors of Catalyst Paper Corporation
We have audited Catalyst Paper Corporation (“the Company”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 11, 2009, expressed an unqualified opinion on those consolidated financial statements.
“KPMG LLP”
Chartered Accountants
Vancouver, Canada
February 11, 2009

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (LOSS)
(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2008	2007	2006

Sales	$1,849.4	$1,714.6	$1,882.5

Operating expenses
Cost of sales	1,613.0	1,574.6	1,609.3
Selling, general and administrative	46.9	48.3	62.2
Restructuring and change-of-control (note 7)	30.1	64.7	—
Amortization	165.8	176.4	183.7
Impairment (note 4)	151.0	—	23.4

	2,006.8	1,864.0	1,878.6

Operating earnings (loss)	(157.4)	(149.4)	3.9
Interest expense, net (note 8)	(75.0)	(70.7)	(73.8)
Foreign exchange gain (loss) on long-term debt	(82.2)	103.9	(0.3)
Other income (expense), net (note 9)	2.5	(15.3)	1.8

Earnings (loss) before income taxes and non-controlling interest	(312.1)	(131.5)	(68.4)
Income tax recovery (note 10)	(91.8)	(100.0)	(54.0)

Net earnings (loss) before non-controlling interest	(220.3)	(31.5)	(14.4)
Non-controlling interest (note 5)	(0.8)	(0.1)	(1.5)

Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)

Other comprehensive income (loss)	(18.5)	14.3	—

Comprehensive income (loss)	$(239.6)	$(17.3)	$(15.9)

Basic and diluted earnings (loss) per share (note 11) (in dollars)	$(0.66)	$(0.15)	$(0.07)
Weighted average common shares outstanding (in millions)	336.1	214.7	214.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In millions of dollars)

	As at December 31,
	2008	2007

Assets
Current assets
Cash and cash equivalents	$5.0	$—
Accounts receivable (note 12)	221.7	213.1
Inventories (note 13)	211.4	235.7
Prepaids and other (note 14)	32.8	40.7

	470.9	489.5
Property, plant and equipment (note 15)	1,852.0	1,912.8
Other assets (note 16)	100.5	54.8

	$2,423.4	$2,457.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 17)	$269.4	$268.2
Current portion of long-term debt	75.8	1.2

	345.2	269.4
Long-term debt (note 18)	882.9	784.6
Employee future benefits (note 19)	226.6	211.7
Other long-term obligations (note 20)	13.3	26.9
Future income taxes (note 10)	66.8	154.2
Deferred credits (note 21)	18.6	21.7

	1,553.4	1,468.5

Shareholders’ equity
Share capital (note 22)	1,035.0	913.9
Contributed surplus	14.6	12.1
Retained earnings (deficit)	(174.7)	49.0
Accumulated other comprehensive income (loss)	(4.9)	13.6

	870.0	988.6

	$2,423.4	$2,457.1

Commitments, Guarantees and Indemnities and Contingent Liabilities (notes 26, 27, and 28)
Subsequent event (note 4)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2008	2007	2006

Share capital (note 22)
Number of shares outstanding, beginning of year	214,684,129	214,604,120	214,604,120
Number of shares issued under rights offering (note 6)	167,069,361	—	—
Number of shares issued under stock option plan	—	80,009	—

Number of shares outstanding, end of year	381,753,490	214,684,129	214,604,120

Balance, beginning of year	$913.9	$913.6	$913.6
Issue of common shares on rights offering, net of share issue costs (note 6)	121.1	—	—
Stock options exercised	—	0.3	—

Balance, end of year	1,035.0	913.9	913.6

Contributed surplus
Balance, beginning of year	12.1	9.3	7.3
Stock option compensation expense	2.5	3.2	2.0
Stock options exercised	—	(0.4)	—

Balance, end of year	14.6	12.1	9.3

Retained earnings (deficit)
Balance, beginning of year	49.0	82.9	98.8
Adoption of new accounting standards (note 2(c))	(2.6)	(2.3)	—
Net earnings (loss)	(221.1)	(31.6)	(15.9)

Balance, end of year	(174.7)	49.0	82.9

Accumulated other comprehensive income (loss)
Balance, beginning of year	13.6	—	—
Adoption of new accounting standards for financial instruments	—	(0.7)	—
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	6.7	—	—
Unrealized net gain (loss) on cash flow revenue hedges, net of tax of $11.1 million (2007 — $13.8 million)	(25.0)	28.4	—
Reclassification of net gain (loss) on cash flow revenue hedges to net earnings (loss), net of tax of $0.1 million (2007 — $7.3 million)	(0.2)	(14.1)	—

Balance, end of year	(4.9)	13.6	—

Total shareholders’ equity	$870.0	$988.6	$1,005.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of dollars)

	Years ended December 31,
	2008	2007	2006

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)
Items not requiring (providing) cash
Amortization	165.8	176.4	183.7
Impairment (note 4)	151.0	—	23.4
Future income taxes (note 10)	(93.5)	(100.7)	(56.1)
Foreign exchange loss (gain) on long-term debt	82.2	(103.9)	0.3
Employee future benefits, excess of expense over funding	2.9	6.7	6.4
Increase (decrease) in other long-term obligations	(5.1)	7.5	0.9
Loss (gain) on disposal of property, plant and equipment (note 9)	(0.4)	13.6	(1.1)
Non-controlling interest	0.8	0.1	1.5
Lower of cost or market write-down of inventories (note 13)	5.9	1.8	(2.0)
Other	22.3	(20.9)	(6.3)

	110.8	(51.0)	134.8

Changes in non-cash working capital
Accounts receivable	(7.4)	64.2	(35.5)
Inventories	21.5	7.4	2.7
Prepaids and other	3.6	(5.0)	(0.9)
Accounts payable and accrued liabilities	(52.8)	(18.3)	26.1

	(35.1)	48.3	(7.6)

Cash flows provided (used) by operations	75.7	(2.7)	127.2

Investing
Acquisition of Snowflake newsprint mill (note 6)	(169.8)	—	—
Additions to property, plant and equipment	(41.9)	(85.8)	(93.2)
Proceeds from sale of property, plant and equipment	2.2	6.5	3.5
Proceeds from termination of interest rate swaps (note 24 (e))	7.6	—	—
Purchase price adjustment (note 25)	—	—	4.3
Increase in other assets	(1.0)	(4.4)	(0.4)

Cash flows used by investing activities	(202.9)	(83.7)	(85.8)

Financing
Issue of shares, net of share issue costs (note 6)	121.1	—	—
Increase (decrease) in revolving loan and loan payable	60.1	47.0	(5.5)
Repayment of revolving operating loan	(47.1)	—	—
Deferred financing costs	(5.5)	—	—
Increase (decrease) in other long-term debt	3.6	3.6	(0.4)
Issue of shares from exercise of stock options	—	0.3	—

Cash flows provided (used) by financing activities	132.2	50.9	(5.9)

Cash and cash equivalents, increase (decrease) in the year	5.0	(35.5)	35.5
Cash and cash equivalents, beginning of year	—	35.5	—

Cash and cash equivalents, end of year	$5.0	$—	$35.5

Supplemental disclosures:
Income taxes paid	$0.8	$0.5	$2.7
Net interest paid	74.4	67.8	71.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS
(In millions of dollars)

	Year ended December 31, 2008
	Specialty			Corporate
	printing papers	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$1,000.9	$463.9	$384.6	$—	$1,849.4
Inter-segment sales	—	—	36.8	(36.8)	—
Restructuring (note 7)	10.6	4.1	15.4	—	30.1
Amortization	100.6	37.3	27.9	—	165.8
Impairment (note 4)	11.9	2.4	136.7	—	151.0
Operating earnings (loss)	27.0	3.6	(188.0)	—	(157.4)
Total assets	1,387.7	697.8	280.7	57.2	2,423.4
Additions to property, plant and equipment	24.2	15.1	2.6	—	41.9

	Year ended December 31, 2007
	Specialty			Corporate
	printing papers	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$919.6	$338.0	$457.0	$—	$1,714.6
Inter-segment sales	—	—	45.3	(45.3)	—
Restructuring and change-of-control (note 7)	42.2	12.9	9.6	—	64.7
Amortization	101.3	33.2	41.9	—	176.4
Operating earnings (loss)	(75.1)	(56.9)	(17.4)	—	(149.4)
Total assets	1,435.0	518.6	483.2	20.3	2,457.1
Additions to property, plant and equipment	42.8	32.4	10.6	—	85.8

	Year ended December 31, 2006
	Specialty			Corporate
	printing papers	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$918.4	$529.8	$434.3	$—	$1,882.5
Inter-segment sales	—	—	47.2	(47.2)	—
Amortization	94.6	45.8	43.3	—	183.7
Impairment (note 4)	0.5	19.1	3.8	—	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	—	3.9
Total assets	1,355.3	737.8	529.5	18.7	2,641.3
Additions to property, plant and equipment	48.4	34.4	10.4	—	93.2
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS
(In millions of dollars)

	2008
	Specialty
	printing papers	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$138.0	$58.8	$12.6	$209.4
United States	764.6	261.8	50.6	1,077.0
Asia and Australasia	28.2	71.7	191.6	291.5
Latin America	69.9	70.6	29.5	170.0
Europe and other	0.2	1.0	100.3	101.5

	$1,000.9	$463.9	$384.6	$1,849.4

	2007
	Specialty
	printing papers	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$121.0	$60.7	$14.5	$196.2
United States	712.2	145.7	47.0	904.9
Asia and Australasia	22.7	67.8	242.2	332.7
Latin America	59.9	61.6	36.7	158.2
Europe and other	3.8	2.2	116.6	122.6

	$919.6	$338.0	$457.0	$1,714.6

	2006
	Specialty
	printing papers	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$104.0	$88.7	$13.9	$206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and other	1.0	0.4	126.2	127.6

	$918.4	$529.8	$434.3	$1,882.5

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
1.	NATURE OF OPERATIONS

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant specialty mechanical printing papers and newsprint producer in North America. The Company operates in three business segments.

Specialty printing papers	—	Manufacture and sale of mechanical specialty printing papers.
Newsprint	—	Manufacture and sale of newsprint.
Pulp	—	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard).
The Company manages its business based on the products that it manufactures and sells to customers. Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A. Inter-segment sales consist of pulp transfers at cost.
The primary market for the Company’s paper products is North America. The primary markets for the Company’s pulp products are Asia and Australasia, and Europe.
Effective January 1, 2008, the Company renamed its specialty paper segment “Specialty Printing Papers” to better reflect the nature of the Company’s specialty paper products. The name change had no impact on the segment financial information.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The significant measurement differences are described in note 30, “Reconciliation of Canadian and United States generally accepted accounting principles”.
(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of VIEs where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(c)	Changes in accounting policies

On January 1, 2008, the Company adopted the following new recommendations of the Canadian Institute of Chartered Accountants (“CICA”):

Handbook Section 3031, “Inventories”, provides more guidance on the measurement and disclosure requirements for inventories. Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as converted to finished goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment. The Company adopted this standard with a prospective application.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Upon adoption of this standard, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes. In addition, the Company reclassified $5.7 million of its maintenance spare parts inventory from “Inventories” to “Property, plant and equipment” on the balance sheet.

Handbook Section 1535, “Capital Disclosures” establishes guidelines for the disclosure of information related to an entity’s objectives, policies and processes for managing capital, quantitative data on what the entity regards as capital and whether the entity has complied with any capital requirement and, if it has not complied, the consequences of such non-compliance (note 3).

Handbook Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation” enhance existing disclosures in previously issued Section 3861, “Financial Instruments — Disclosures and Presentation”. The new recommendations under Section 3862, “Financial Instruments — Disclosures” require additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks (note 24(a)).

During 2008, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision is effective for fiscal years beginning on or after January 1, 2008. The standard did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments — Disclosure and Presentation”, and Section 3251, “Equity”. These new standards, which applied to fiscal years beginning on or after October 1, 2006, introduced new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, established the concept of comprehensive income and rules for reporting it, and established rules for the presentation of equity and changes in equity. Prior period financial statements were not revised for the adoption of these new standards. The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt. This resulted in the adjustment of $2.3 million, net of taxes, to the opening balances of retained earnings on January 1, 2007.

For the year ended December 31, 2008, the Company early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. The Company adopted this standard effective January 1, 2008 and it had no material effect on opening balances.

(d)	Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(e)	Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer and collection is reasonably assured. Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

(f)	Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

The Company has a foreign subsidiary that is considered to be self-sustaining. Accordingly, the foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars are reported as a component of other comprehensive income, as discussed in note 6.

(g)	Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes. The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company accounts for its derivatives at fair value at each balance sheet date. Prior to January 1, 2007, the Company used hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments.

The Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedge item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”. The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.

Price risk associated with the sale of products, primarily NBSK pulp, is managed from time to time through the use of commodity swap agreements. These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Sales”.

Price risk associated with the purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. These instruments are not designated as hedges for accounting purposes and are reported at their fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Cost of sales”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. The Company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of its self-sustaining subsidiary. Gains and losses on translation of such debt into Canadian dollars are deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary. The fair values of these instruments are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value. Changes in fair value on instruments that are not designated as hedges are recognized in “Foreign exchange gain (loss) on long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are designated as fair value hedging instruments. The effective portion of changes in the fair value of the derivatives are netted in “long-term debt” and the ineffective portion is recognized in “Interest expense, net”.

Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified, in general, to “Operations” on the consolidated statement of cash flows consistent with the hedged transaction. Cash flows resulting from termination of interest rate swaps are classified as investing activities.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at fair value.

(i)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of average cost or net realizable value. Wood chips, pulp logs and other raw materials are valued at the lower of cost or net realizable value. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as converted to finished goods basis (note 2(c)). Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated amortization, including asset impairment charges. Interest costs are capitalized for capital projects in excess of $10 million and having a minimum duration of six months. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% – 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	10.0% – 20.0%

During periods of major production interruption on assets with economic lives greater than five years, an obsolescence amount of 50% of normal amortization is charged on manufacturing machinery and equipment.

No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the Company, the historical cost less accumulated amortization is netted against the sale proceeds and the difference is included in “Other income (expense), net”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(k)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(l)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(m)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The Company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

(n)	Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production.

(o)	Deferred financing costs

Deferred financing costs represent the issuance costs of the Company’s long-term debt. Deferred costs related to the Company’s senior notes are netted against the carrying value of long-term debt on the consolidated balance sheet and amortized using the effective interest rate method over the expected life of the related liability. Deferred costs related to the Company’s revolving asset based facility are included in “Other assets”.

(p)	Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(q)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense. Performance and time based share-based payments are amortized over their vesting periods based on management’s best estimate.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(r)	Income taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(s)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.

(t)	Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:

•	the cost of benefits provided in exchange for employees’ services rendered during the year;

•	the interest cost of benefit obligations;

•	the expected long-term return on plan assets based on the fair value for all asset classes;

•	gains or losses on settlements or curtailments;

•
the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over 5 years for periods prior to December 31, 2008); and

•
the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the average remaining service period of the active employee group covered by the plans, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over 5 years for periods prior to December 31, 2008).

The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.
(u)	Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)	Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
3.	CAPITAL STRUCTURE MANAGEMENT
The Company’s objectives when managing capital are to efficiently provide for the funding of ongoing operations, interest payments and capital expenditures, while ensuring adequate liquidity and solvency. The Company aims to minimize its cost of capital while achieving a selected capital structure and credit rating, providing a platform to effectively fund new growth initiatives, and ensuring flexibility in raising capital from multiple sources and markets.
The Company’s capital structure consists of net debt, shareholders’ equity and cash availability through a revolving asset based loan facility. The Company makes adjustments to the capital structure depending on economic conditions and the financial position and performance of the Company. In order to maintain or adjust the capital structure, the Company may issue new shares, buy back shares or pay dividends (provided the Company is compliant with its debt covenants), issue new debt, refinance or buy back existing debt, and sell assets to reduce debt.
The Company monitors its capital structure in a number of ways with its target requirements being as follows: (i) net debt to net capitalization of 35-45%, (ii) ratio of net debt to trailing twelve months EBITDA (defined as earnings before interest, taxes, depreciation and amortization, and before specific items) of less than 5.0:1 through a business cycle, (iii) interest coverage (defined as trailing twelve months EBITDA divided by interest) of greater than 2.5:1. These targets for net debt to EBITDA and interest coverage ratios are those that the Company believes are necessary to achieve a minimum BB/Ba2 corporate credit rating. The Company also targets re-investment hurdles on capital expenditures of one to three year payback depending on liquidity and outlook. Net debt comprises total debt less cash on hand. Net capitalization comprises net debt and shareholders’ equity. EBITDA is a non-GAAP measure whose nearest GAAP measure is net income.
At December 31, 2008, the Company’s net debt to net capitalization was 52.3% (December 31, 2007 — 44.2%), net debt to trailing twelve months EBITDA was 5.0:1 (December 31, 2007 — 6.7:1) and interest coverage was 2.5:1 (December 31, 2007 — 1.6:1). The acquisition of the Snowflake mill on April 10, 2008 (note 6), was funded through a combination of an equity rights offering of $121.1 million, net of share issue costs, and a draw on the Company’s revolving operating facility. The Company is currently meeting its capital structure targets with respect to net debt to EBITDA and interest coverage. However, the target for net debt to net capitalization is not being met as at December 31, 2008.
4.	MEASUREMENT UNCERTAINTY — IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company tests for impairment using a two-step methodology:
(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2008. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
In the fourth quarter of 2008, as a result of a slowdown in the global economy resulting in a decline in demand for the Company’s products, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending. The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of the Company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets. Product sales prices and foreign exchange assumptions for 2009 of CDN$1.00 = US$0.90 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2010 to 2013 were based on forecasts prepared by Resource Information Systems Inc. (“RISI”), an independent external firm. The foreign exchange assumption was CDN$1.00 = US$0.85 in 2010 declining to CDN$1.00 = US$0.78 by 2013. Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long term expected foreign exchange rate of CDN$1.00 = US$0.88. In addition to the impairment test conducted using RISI and long-term trend assumptions for the years 2010 and beyond, the Company also prepared a second analysis applying significant discounts to the RISI and trend assumptions. In this second analysis, the foreign exchange assumption was CDN$1.00 = US$0.90 for all years and average product pricing was reduced by 7% to 18% in the years 2010 to 2012 when compared to RISI pricing assumptions. In addition, volume assumptions were reduced in each year. In this second analysis, the 5-year average results for 2008 to 2012 were then applied to each subsequent year of the useful life of the assets. The Company concluded that an impairment charge for the pulp and paper assets, other than the exceptions noted below, was not required as at December 31, 2008 as the estimated undiscounted cash flows in both cases exceeded the carrying values.
During 2008, the Company recorded an impairment charge of $136.4 million on assets related to its Elk Falls pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory. The Elk Falls pulp mill and white top linerboard operation was permanently closed on November 18, 2008 as a result of the ongoing unavailability of sawdust fibre. In addition, the Company also recorded a $14.6 million asset impairment charge in 2008 on certain specific mill assets that are no longer in use or where the net realizable value has decreased due to the current weak economic environment.
The Company’s No.1 paper machine in Elk Falls (“E1”) was curtailed throughout 2008. The Company has not recorded an impairment for the indefinite curtailment. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow this machine to be placed back into production. To the extent that conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may result in the future. As at December 31, 2008, the net book value of E1 and ancillary assets was approximately $25 million.
On January 20, 2009, the Company announced the indefinite curtailment of its No. 1 paper machine in Crofton (“C1”) effective February 1, 2009 until market conditions improve. As at December 31, 2008, the Company has not recorded an impairment for the indefinite curtailment. The net book value of C1 and ancillary assets was approximately $12 million at December 31, 2008.
In 2006, the Company recorded an impairment loss of $23.4 million, of which $19.1 million related to the permanent closure of its Port Alberni No. 3 paper machine and ancillary assets, and $4.3 million related to assets that were previously idled and where the Company determined the assets would not be used again in the future. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
5.	VARIABLE INTEREST ENTITIES
The Company has a 50.0% interest in Powell River Energy Inc. (“PREI”). The Company consolidates 100% of PREI in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in British Columbia with installed capacity of 82 Megawatts. The Company purchases 100% of the power generated by PREI. Prior to January 1, 2005, PREI was accounted for using the proportionate consolidation method.
The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. Condensed financial information with respect to PREI is as follows:

Years ended December 31	2008	2007	2006

Condensed statement of earnings
Sales — affiliate [1]	$18.6	$19.2	$19.6

Cost of sales	4.9	5.1	5.3
Amortization	3.2	3.3	2.9

	8.1	8.4	8.2

Operating earnings	10.5	10.8	11.4
Interest expense	(7.7)	(8.2)	(8.1)
Interest expense — affiliate [1]	(2.7)	(3.1)	(3.1)
Other expense, net	0.5	(4.2)	(0.3)
Income tax recovery	1.0	4.9	3.0

Net earnings [2]	$1.6	$0.2	$2.9

As at December 31	2008	2007

Condensed balance sheets
Current assets	$3.5	$3.8
Property, plant and equipment	115.6	118.2

	$119.1	$122.0

Current liabilities
Accounts payable and accrued liabilities	$15.3	$17.4
Current portion of long-term debt (note 18)	74.9	0.5
Long-term debt (note 18)	19.5	94.1
Long-term debt — affiliate [1]	21.5	21.5
Future income taxes	19.7	20.7
Shareholders’ deficit [2]	(31.8)	(32.2)

	$119.1	$122.0

[1]	Balances with Catalyst Paper Corporation.

[2]	50% is included in the Company’s non-controlling interest balances.
The Company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or if the entity is a VIE, whether the Company is the primary beneficiary. The Company has entered into a building lease agreement with this potential VIE whereby the Company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2008, the principal amount of the mortgage was $9.6 million (2007 — $10.6 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
6.	ACQUISITION OF SNOWFLAKE RECYCLE NEWSPRINT MILL
On April 10, 2008, the Company completed the acquisition of a recycled newsprint mill in Snowflake, Arizona. Cash consideration paid was $169.8 million and was financed, in part, through a rights offering resulting in the issuance of 167,069,361 Subscription Receipts and proceeds of $121.1 million, net of share issue costs. The balance of the purchase price for the acquisition was funded by drawings of $48.7 million under the Company’s revolving operating facility. Under the rights offering, each holder of record of the Company’s common shares as of the close of business on the record date of March 11, 2008 received one Right for each common share held. Each 1.285 Rights entitled the holder to purchase one Subscription Receipt of the Company for an exercise price of $0.75 per Subscription Receipt. Each Subscription Receipt was converted into one fully paid common share of the Company concurrent with the closing of the Snowflake acquisition.
The acquisition has been accounted for using the purchase method of accounting. The following amounts have been assigned to the assets and liabilities acquired, based on an estimate of their fair value as at April 10, 2008, and are subject to revision for twelve months from the date of the acquisition:

Assets acquired
Current assets	$18.1
Property, plant and equipment	169.7
Other assets	0.5

188.3

Liabilities assumed
Current liabilities	(18.1)
Employee future benefits	(0.4)

Fair value of net assets acquired	$169.8

Consideration paid
Cash, including transaction costs	$169.8

The Company’s Snowflake mill is financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of its financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains and losses arising from the current rate method of translation are deferred in a separate component of accumulated other comprehensive income in shareholders’ equity. Such gains and losses will be included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.
The Company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of its self-sustaining foreign subsidiary. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary.
The foreign exchange translation adjustment account reflects the net changes in the respective book values of the Company’s investment in Snowflake due to exchange rate fluctuations since the date of acquisition. Included in the accumulated other comprehensive income in shareholders’ equity at December 31, 2008 was a net foreign exchange gain of $29.3 million, net of tax, related to the revaluation of the debt during the period of hedge effectiveness.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
7.	RESTRUCTURING AND CHANGE-OF-CONTROL COSTS
The Company’s restructuring and change-of-control expenses and related provisions at December 31 were as follows:

	Years ended December 31
	2008	2007

Balance, beginning of year	$28.1	$—
Expensed in year	30.1	64.7
Disbursements	(23.6)	(23.6)
Other non-cash items	—	(0.4)

	34.6	40.7
Less: portion related to employee future benefits	(18.3)	(12.6)

Balance, end of year	$16.3	$28.1

Classification:
Accounts payable and accrued liabilities (note 17)	$14.0	$20.0
Other long-term obligations (note 20)	2.3	8.1

	$16.3	$28.1

2008
In February 2008, the Company reached new labour agreements at its Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments. The agreements have a five-year term, expiring April 2013, and included a commitment by the Company to a $12 million capital upgrade on the thermo-mechanical pulp facility at the mill, and the restart, by mid-year, of its Port Alberni No. 4 paper machine, which had been idled indefinitely since September 2007. The capital upgrade is expected to be completed by May 2009. For the year ended December 31, 2008, the Company recorded $14.6 million in restructuring costs related to the early retirement and severance program. Restructuring expenses were recorded in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.
In April 2008, the Company announced the indefinite curtailment of Elk Falls paper machine No. 1 due to fibre shortages. The indefinite curtailment of E1, which was initially temporarily curtailed in September, 2007 due to lack of fibre resulting from the strike by coastal loggers in British Columbia, resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs. At the same time, the Company also announced manning reductions of 82 positions at its Crofton mill as the mill took steps to improve its overall cost structure. Costs associated with these restructuring programs are expected to be approximately $4 million. The Company recorded net restructuring costs of $0.4 million in 2008 associated with these and prior initiatives.
In November 2008, the Company permanently closed its sawdust pulp and white top linerboard operation at its Elk Falls mill due to an ongoing unavailability of sawdust fibre. This closure resulted in removing 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity. Total severance costs associated with this closure are estimated to be approximately $21 million. The Company recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in 2008 in connection with this closure.
2007
In 2007, the Company announced and implemented, in various phases during the year, a restructuring program which included reductions of approximately 565 positions across the Company, the relocation of the corporate office, and the centralization of certain mill administrative functions. This plan was substantially completed during 2007 and the Company incurred $58.3 million of restructuring costs, of which $3.0 million was capital related.
In 2007, the Company also expensed $8.3 million for change-of-control payments, pension benefits and stock compensation to the former President and Chief Executive Officer, and the former Vice-President, Finance and Chief Financial Officer, who exercised their rights under change of control agreements and resigned their positions. These rights were triggered upon the acquisition by Third Avenue Management LLC of control or direction over 37.8% of the Company’s common shares in October, 2006. In addition, the Company expensed $1.1 million in change-of-control costs related to employee retention agreements that required certain key employees to remain actively employed by the Company for one year following a change-of-control.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
8.	INTEREST EXPENSE, NET
The components of interest expense, net, for the years ended December 31 were as follows:

	2008	2007	2006

Interest on long-term debt	$78.0	$71.7	$75.4
Fixed-to-floating interest rate swaps	(2.9)	—	(1.2)
Other	0.3	0.1	0.9

	75.4	71.8	75.1
Capitalized interest	(0.1)	(0.2)	—
Interest income	(0.3)	(0.9)	(1.3)

	$75.0	$70.7	$73.8

9.	OTHER INCOME (EXPENSE), NET
The components of other income (expense), net, for the years ended December 31 were as follows:

	2008	2007	2006

Termination fee on closure of corrugating machine at Snowflake	$2.0	—	—
Gain (loss) on disposal of property, plant and equipment	0.4	$(13.6)	$1.1
Financing expenses	—	(1.2)	—
Other	0.1	(0.5)	0.7

	$2.5	$(15.3)	$1.8

10.	INCOME TAXES
The components of income tax recovery for the years ended December 31 were as follows:

	2008	2007	2006

Current	$1.7	$0.7	$2.1
Future	(86.6)	(78.3)	(33.2)
Release of future taxes related to reduction in corporate income tax rates	(6.9)	(22.4)	(22.9)

	$(91.8)	$(100.0)	$(54.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2008		2007		2006

Income tax recovery at Canadian statutory income tax rates	$(96.8)	31.0%	$(44.7)	34.0%	$(23.3)	34.1%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	13.8	(4.4)	(14.9)	11.3	0.8	(1.2)
Difference in foreign tax rate	(4.3)	1.4	(1.7)	1.3	(1.8)	2.6
Release of future income taxes related to reduction in corporate income tax rates	(6.9)	2.2	(22.4)	17.0	(22.9)	33.5
Change in the future income tax estimate	—	—	(14.4)	11.0	(4.5)	6.6
Adjustment to deferred credits	(2.7)	0.8	(2.3)	1.7	1.0	(1.4)
Large corporations tax	—	—	—	—	(0.3)	0.4
Other	5.1	(1.6)	0.4	(0.3)	(3.0)	4.4

Income tax recovery	$(91.8)	29.4%	$(100.0)	76.0%	$(54.0)	79.0%

The tax effects of temporary differences that give rise to significant future tax assets were as follows at December 31:

	2008	2007

Future income tax assets
Non-capital losses and temporary differences related to working capital	$21.7	$5.0
Employee future benefits	4.5	0.6
	26.2	5.6
Valuation allowance	—	(1.9)

	$26.2	$3.7

Classification:
Prepaids and other (note 14)	$26.2	$—
Other assets (note 16)	—	3.7

	$26.2	$3.7

The tax effects of temporary differences that give rise to significant future tax liabilities were as follows at December 31:

Future income tax liabilities
Property, plant and equipment	$184.2	$229.2
Non-capital loss carry-forwards	(79.7)	(77.0)
Employee future benefits	(50.7)	(54.2)
Other	8.3	54.0

	62.1	152.0
Valuation allowance	4.7	2.2

	$66.8	$154.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
11.	EARNINGS PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2008	2007	2006

Net earnings (loss) reported	$(221.1)	$(31.6)	$(15.9)
Weighted average shares used in computation of basic earnings per share (in millions)	336.1	214.7	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	—	—	—
Weighted average shares used in computation of diluted earnings per share (in millions)	336.1	214.7	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.15)	$(0.07)
12.	ACCOUNTS RECEIVABLE
The components of accounts receivable at December 31 were as follows:

	2008	2007

Trade receivables	$206.6	$197.0
Less: Allowance for doubtful accounts	(3.2)	(2.8)

	203.4	194.2
Sales taxes receivable	3.0	8.3
Other receivables	15.3	10.6

	$221.7	$213.1

13.	INVENTORIES
The components of inventories at December 31 were as follows:

	2008	2007

Finished goods
Specialty printing papers	$25.6	$40.6
Newsprint	8.7	10.3
Pulp	18.8	24.3

Total finished goods	53.1	75.2
Work-in-progress	1.7	1.5
Raw materials — wood chips, pulp logs and other	46.1	41.0
Operating and maintenance supplies and spare parts	110.5	118.0

	$211.4	$235.7

At December 31, 2008, the Company had applied write-downs of $2.7 million (2007 — $2.6 million) to finished goods inventory and $9.6 million (2007 — $nil) to raw materials inventory (note 2(c)). At December 31, 2008, inventory carried at NRV consisted of $18.8 million of pulp and white top linerboard finished goods inventory, of which $17.9 million related to pulp and $0.9 million related to white top linerboard. At December 31, 2007, inventory carried at NRV consisted of $40.7 million of finished goods paper inventory, of which $30.4 million related to specialty printing papers and $10.3 million related to newsprint.
For the year ended December 31, 2008, the Company recorded an expense of $5.9 million (2007 — $1.8 million, 2006 — $2.0 million reversal) related to the write-down of inventories to NRV. This comprised of a $12.3 million charge (2007 — $nil, 2006 — $2.8 million reversal) related to pulp inventory, and a reversal of $2.9 million (2007 — $0.5 million charge, 2006 — $0.8 million charge) and $3.5 million (2007 — $1.3 million charge, 2006 — $nil) related to specialty printing papers and newsprint inventories, respectively. The reversal of inventory write-downs was a result of improved NRVs for specialty printing papers and newsprint in 2008 compared to December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
14.	PREPAIDS AND OTHER
The components of prepaids and other at December 31 were as follows:

	2008	2007

Future income tax assets (note 10)	$26.2	$—
Derivative financial instruments	1.3	32.0
Property taxes, insurance and licences	2.1	3.7
Other	3.2	5.0

	$32.8	$40.7

15.	PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment at December 31 were as follows:

	2008
		Accumulated	Net book
	Cost	amortization	value

Buildings and land
Specialty printing papers and newsprint	$556.4	$229.3	$327.1
Pulp	141.2	111.8	29.4

Machinery and equipment
Specialty printing papers and newsprint	2,708.0	1,369.1	1,338.9
Pulp	862.3	705.7	156.6

	$4,267.9	$2,415.9	$1,852.0

	2007
		Accumulated	Net book
	Cost	amortization	value

Buildings and land
Specialty printing papers and newsprint	$464.9	$163.8	$301.1
Pulp	124.4	68.1	56.3

Machinery and equipment
Specialty printing papers and newsprint	2,561.0	1,295.0	1,266.0
Pulp	885.4	596.0	289.4

	$4,035.7	$2,122.9	$1,912.8

During 2008, the Company recorded $151.0 million in asset impairment charges, of which $136.4 million related to assets at Elk Falls pulp mill and white top linerboard operations, and $14.6 million related to specific assets that were no longer in use or where the NRV has decreased. On a segmented basis, $136.7 million related to pulp assets, $2.5 million related to newsprint assets, and $11.8 million related to specialty printing papers assets.
During 2008, interest of $0.1 million (2007 — $0.2 million) was capitalized in connection with capital projects.
At December 31, 2008, a net carrying amount of $7.4 million (2007 — $8.3 million) included in machinery and equipment is held under capital leases, $10.0 million for cost (2007 - $10.4 million) and $2.6 million for accumulated amortization (2007 — $2.1 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
16.	OTHER ASSETS
The components of other assets at December 31 were as follows:

	2008	2007

Accrued benefit asset — pension plan (note 19)	$31.0	$16.6
Derivative financial instruments	34.7	5.0
Non-controlling interest (note 5)	15.9	16.1
Deferred charges and other	13.8	13.4
Deferred financing costs	5.1	—
Future income tax assets (note 10)	—	3.7

	$100.5	$54.8

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities at December 31 were as follows:

	2008	2007

Trade payables	$115.3	$135.7
Accrued payroll and related liabilities	66.9	74.9
Restructuring and change-of-control (note 7)	14.0	20.0
Accrued benefit obligation — pension plan (note 19)	7.3	5.5
Accrued benefit obligation — other employee future benefit plans (note 19)	6.7	6.7
Derivative financial instruments	30.2	0.2
Accrued interest	10.9	9.2
Other	18.1	16.0

	$269.4	$268.2

18.	LONG-TERM DEBT
The Company’s long-term debt at December 31 was as follows:

	2008	2007

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$485.1	$388.9
Senior notes, 7.375% due March 2014 (US$250.0 million)	306.9	246.6

	792.0	635.5
Revolving asset based loan facility of up to $330.0 million due August 2013	60.1	—
Revolving operating facility of up to $350.0 million due July 2009	—	47.1
Capital lease obligations	12.2	8.6

	864.3	691.2

Non-recourse
First mortgage bonds, 6.387% due July 2009	74.9	74.6
Subordinated promissory notes	19.5	19.5
Short-term loan payable	—	0.5

	94.4	94.6

Total debt	958.7	785.8
Less: Current portion	(75.8)	(1.2)

	$882.9	$784.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
On August 13, 2008, the Company replaced its $350.0 million revolving operating facility maturing 2009 with a new $330.0 million revolving asset based loan facility (“ABL Facility”) maturing August 2013. The ABL Facility will provide for ongoing working capital and capital expenditure requirements as well as for general corporate purposes. Collateral provided consists of all accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company’s Snowflake mill. Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.
Borrowings under the ABL Facility bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base/prime rates, plus a margin that varies with the average excess availability on the ABL Facility. The interest rates on borrowings under the old and the new facilities averaged 5.8% in 2008 (2007 — 7.3%). A commitment fee at an applicable margin applies to the undrawn portion of the ABL Facility.
The ABL Facility includes financial covenants to a) maintain shareholders’ equity above $639.0 million as at December 31, 2008, b) maintain excess availability above $35 million and c) to not make capital expenditures in excess of 120% of the Company’s annual budget. The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations. At December 31, 2008, as calculated under the ABL Facility, shareholders’ equity was $870.0 million (2007 — $988.6 million). The borrowing base at December 31, 2008 was $263.3 million and after drawings of $60.1 million, and outstanding letters of credit of $27.9 million, $175.3 million was available to the Company, in addition to cash on hand of $5.0 million.
The indentures and agreements governing the Company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2008, the Company was in compliance with the covenants under both its ABL Facility and senior notes. The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.1:1 at December 31, 2008 (December 31, 2007 — 0.8:1). While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes. Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds. The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions. Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $109.8 million and negative $84.8 million, respectively, as at December 31, 2008, as a result of accumulated losses in recent years (December 31, 2007 — negative $189.0 million and negative $164.0 million, respectively). Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.
Non-recourse debt is debt owed by PREI. The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary. The Company has reclassified its non-recourse debt of $74.9 million to current liabilities on its balance sheet as at December 31, 2008. It is anticipated that PREI will refinance this debt prior to its maturity in July 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
Scheduled total debt repayments

	Recourse	Non-recourse
	debt	debt (PREI)

2009	$1.0	$75.0
2010	1.0	—
2011	490.9	—
2012	4.0	—
2013	64.0	—
Thereafter	307.5	19.5

	$868.4	$94.5

Fair value of total debt
The following estimated fair values of the Company’s total debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2008	2007

Recourse	$414.3	$573.9
Non-recourse (PREI)	95.8	96.5

	$510.1	$670.4

19.	EMPLOYEE FUTURE BENEFITS
Description of benefit plans
The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.
The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.
The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.
The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.
Total cash payments
Total cash payments for employee future benefits for the year ending December 31, 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $38.9 million (2007 — $36.2 million).
Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $15.5 million in 2008 (2007 — $17.2 million; 2006 — $18.0 million).
Defined benefit plan
The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2007, and the next required valuation will be as of December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
Change in accrued defined benefit plan obligation
The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Accrued benefit obligations at beginning of year	$375.8	$376.5	$219.4	$227.6
Service cost for the year	5.2	5.3	4.6	5.1
Interest cost	19.3	18.2	11.5	11.4
Employee contributions	0.5	0.4	—	—
Benefit payments	(29.8)	(29.8)	(6.7)	(6.4)
Recognition of restructuring program (note 7)	7.5	12.6	—	—
Prior service (credits) costs	5.1	—	—	—
Actuarial loss (gain) and other adjustments	(49.3)	(7.4)	(65.1)	(18.3)

Accrued benefit obligations balance at end of year	$334.3	$375.8	$163.7	$219.4

Change in fair value of defined benefit plan assets
The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Fair value of defined benefit plan assets at beginning of year	$276.4	$283.5	$—	$—
Actual return on plan assets	(54.6)	(1.1)	—	—
Employee contributions	0.5	0.4	—	—
Company contributions	26.7	24.4	6.7	6.4
Other	1.4	(1.0)	—	—
Benefit payments	(29.8)	(29.8)	(6.7)	(6.4)

Fair value of defined benefit plan assets at end of year	$220.6	$276.4	$—	$—

The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2008	2007

Equity securities	52.6%	60.5%
Fixed income securities	47.4%	39.5%

Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets
The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2008 and 2007. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.
The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
As at December 31, 2008, there was a total funding deficit of $113.7 million (2007 — $99.4 million) in the Company’s various defined benefit pension plans. Of this amount, $53.0 million (2007 — $40.3 million) related to funded defined benefit pension plans and $60.7 million (2007 — $59.1 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $163.7 million at December 31, 2008 (2007 — $219.4 million).

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Accrued benefit obligation at end of year	$334.3	$375.8	$163.7	$219.4
Fair value of plan assets at end of year	220.6	276.4	—	—

Funded status-deficit	(113.7)	(99.4)	(163.7)	(219.4)
Unrecognized prior service (credits) costs	5.2	—	(1.5)	(1.7)
Unrecognized actuarial (gains) losses	86.7	68.2	(22.6)	45.0

Accrued benefit obligation recognized in the consolidated balance sheets	$(21.8)	$(31.2)	$(187.8)	$(176.1)

Classification of accrued obligations
The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Other assets (note 16)	$31.0	$16.6	$—	$—
Accounts payable and accrued liabilities (note 17)	(7.3)	(5.5)	(6.7)	(6.7)
Employee future benefits	(45.5)	(42.3)	(181.1)	(169.4)

	$(21.8)	$(31.2)	$(187.8)	$(176.1)

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2008	2007	2006

Defined benefit costs
Service cost for the year	$5.2	$5.3	$6.9
Interest cost	19.3	18.2	17.8
Actual return on assets	54.6	1.1	(37.7)
Actuarial (gain)/loss	(51.5)	(9.0)	14.2
Prior service costs	5.1	—	—
Settlement loss	—	0.5	—
Recognition of restructuring program (note 7)	7.5	12.6	—
Difference between actual and expected return	(73.9)	(20.7)	20.3
Difference between actual and recognized actuarial (gain)/loss and other	56.4	11.6	(7.7)
Difference between actual and recognized prior service costs	(5.1)	—	—

	17.6	19.6	13.8

Defined contribution cost
Service cost for the year	5.5	5.3	5.5

Net periodic benefit cost for pension benefit plans	$23.1	$24.9	$19.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Other benefit plans	2008	2007	2006

Defined benefit costs
Service cost for the year	$4.6	$5.1	$5.6
Interest cost	11.5	11.4	10.9
Actuarial (gain)/loss	(66.2)	(18.3)	0.4
Difference between actual and recognized actuarial (gain)/loss and other	68.0	21.5	3.0
Difference between actual and recognized prior service (credits) costs	(0.2)	(0.2)	(0.2)

Net periodic benefit cost for other benefit plans	$17.7	$19.5	$19.7

Significant assumptions
Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2008	2007

Benefit obligations at December 31,
Discount rate	7.00%	5.25%
Rate of compensation increase	2.50%	2.50%

Net benefit cost for year ended December 31,
Discount rate	5.25%	5.00%
Rate of compensation increase	2.50%	3.00%
Expected rate of return on plan assets	7.00%	7.00%

Assumed health care cost trend rate at December 31,

Extended health benefits
Initial health care cost trend rate	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%

Dental benefits
Dental care cost trend rate	4.0%	4.00%

Medical services plan benefits
Premium trend rate	2.0%	2.00%
Sensitivity analysis
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2008:

	Other benefit plans
	Increase	Decrease

Total of service and interest cost	$3.3	$(2.7)
Accrued benefit obligation at December 31	$26.5	$(22.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
20.	OTHER LONG-TERM OBLIGATIONS
The components of other long-term obligations at December 31 were as follows:

	2008	2007

Restructuring and change-of-control liabilities (note 7)	$2.3	$8.1
Forward foreign currency contracts hedging long-term debt	—	5.4
Environmental and remedial	6.8	9.2
Other	4.2	4.2

	$13.3	$26.9

21.	DEFERRED CREDITS
Continuity of deferred credits for the years ended December 31 was as follows:

	2008	2007

Beginning of year	$21.7	$25.5
Adjustment related to utilization of acquired tax losses	(2.7)	(2.3)
Adjustment resulting from reduction in corporate income tax rates	(0.4)	(1.5)

End of year	$18.6	$21.7

22.	SHARE CAPITAL
(a)	Authorized
The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.
(b)	Issued and outstanding

	2008		2007
	Shares	$	Shares	$

Issued and outstanding:
Common shares	381,753,490	1,035.0	214,684,129	913.9
23.	STOCK-BASED COMPENSATION PLANS
(a)	Details of stock-based compensation expense:

	2008	2007	2006

Stock option awards	$1.0	$2.4	$2.0
Restricted share units	1.5	0.8	—
Deferred share units	0.2	0.2	0.9

	$2.7	$3.4	$2.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(b)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

Options granted, other than those granted pursuant to the Company’s mid and long-term incentive plan, have a maximum term of ten years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, for all options other than those granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that time. In general, market price for options is determined by the weighted average price per share for all sales of common shares on Toronto Stock Exchange (“TSX”) during the five consecutive trading days preceding the date on which a determination of market price is required under the Plan. However, market price for options granted annually to the Company’s directors under the director compensation program is set 25% above the market price as calculated above.

The Company has granted stock options to its key executives that are time and performance based. These options vest on December 31, 2009 subject to certain conditions being met. 50% of the total number of stock options will vest if the executive remains employed with the Company on December 31, 2009, subject to a minimum return on capital employed benchmark. The remaining 50% of the options will vest subject to the achievement of a relative return on capital employed compared to that of an industry peer group. These options have a term of seven years.

The Company applies the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Compensation expense related to performance-based options has been based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	3.8%	4.5%	4.0%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	40.0%	30.5%	30.6%
Expected option life (in years)	8.5	7.0	4.0
Average fair value of options granted (in dollars)	$0.51	$1.25	$1.02
The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. The Company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience. Forfeitures were recognized as they occurred.
Changes in the number of options outstanding during the years ended December 31, were as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in dollars)	options	(in dollars)	options	(in dollars)

Beginning of year	3,964,024	$3.43	8,171,000	$4.35	8,409,500	$5.00
Granted	2,691,891	1.23	1,984,624	3.20	1,836,000	3.37
Exercised	—	—	(80,009)	3.31	—	—
Expired or cancelled	(811,931)	3.42	(6,111,591)	4.58	(2,074,500)	6.08

End of year	5,843,984	2.42	3,964,024	3.43	8,171,000	4.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	range of		range of	Accelerated
Range of	Number of	option life	exercise price	Number of	exercise price	price
exercise prices	options	(years)	(in dollars)	Options	(in dollars)	(in dollars)

$1.15 – $1.95	2,691,891	7.5	$1.23	—	$—	$—
$3.06 – $3.30	1,734,093	5.8	3.08	143,334	3.24	4.66
$3.31 – $3.77	875,500	6.6	3.50	724,500	3.52	5.03
$4.39 – $4.57	542,500	6.1	4.45	422,500	4.42	5.41

	5,843,984	6.7	$2.42	1,290,334	$3.78	$5.11

(c)	Restricted share units
The Company has established a Restricted Share Unit Plan for its directors and key executives. Under the terms of this plan, senior executives are eligible to incentive remuneration paid to them in the form of restricted share units (“RSUs”). Each RSU, once vested, entitles the holder to receive one common share of the Company. The fair value of RSUs is based on the market value of the Company’s shares on the day of the grant.
RSUs vest in accordance with terms determined by the Company, which may be based on, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Company may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal.
Compensation expense related to performance-based RSUs is based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”
Changes in the number of outstanding RSUs during the year ended December 31, 2008 were as follows:

		Weighted average
		fair value
	Number	at grant date
	of shares	(in dollars)

Beginning of year	1,686,307	$3.20
Granted	755,785	1.05
Expired or cancelled	(163,072)	(3.11)

End of year	2,279,020	$2.94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(d)	Deferred share unit plan
The Company has established a deferred share unit (“DSU”) plan for its directors. Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the 10 consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date. The value will be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. Liabilities related to this plan are recorded in “Accounts payable and accrued liabilities”. As at December 31, 2008, 646,119 DSUs were outstanding under this plan (2007 — 365,188 DSUs) and approximately $0.3 million was payable (2007 — $0.6 million).
24.	FINANCIAL INSTRUMENTS
(a)	Financial Risk Management
Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Cash and cash equivalents are designated as held for trading and recorded at fair market values. Accounts receivable are designated as loans and receivables and are recorded at amortized cost. Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost. The Company has no non-derivative financial instruments classified as available for sale or held to maturity. Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.
The Company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.
The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board of Directors and Audit Committee have approved a policy to manage the risks from the use of derivatives. This policy provides objectives for, and limits on the use of derivatives. Derivative positions are reported to the Audit Committee quarterly. Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements. A Financial Risk Committee of management meets monthly to review outstanding positions and authorize ongoing or additional hedge placements under the policy. Periodic reviews of internal controls related to financial risk management are performed by internal audit.
Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the Company’s receivables from customers and derivative counterparties.
Accounts Receivable
The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
Aging of receivables at December 31 were as follows:

	2008	2007

Trade receivables, gross
Current	$177.8	$164.8
Past due 1-30 days	24.5	29.7
Past due 31-90 days	4.0	2.0
Past due over 90 days	0.3	0.5

	206.6	197.0
Allowance for doubtful accounts	(3.2)	(2.8)

Trade receivables, net	203.4	194.2
Other receivables, including GST recoverables	18.3	18.9

Accounts receivable (note 12)	$221.7	$213.1

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2008	2007

Balance, beginning of year	$2.8	$3.1
Increase in provision	3.1	—
Utilized in the year	(2.7)	(0.3)

Balance, end of year (note 12)	$3.2	$2.8

The Company has experienced larger bad debt expense in 2008 as a result of deteriorating economic conditions and the difficult refinancing environment.
Derivatives
The Company is also exposed to credit risk with counterparties to the Company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a cost to replace a defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.
Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).
Currency risk: The Company is exposed to the risk that future cash flows will fluctuate as substantially all of the Company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The Company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.
The Company’s hedging policy for anticipated sales and accounts receivable includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.
The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
Price risk: The Company’s policy allows for hedges of newsprint, pulp, and white top linerboard to be placed on anticipated sales and hedges of old newsprint to be placed on anticipated purchases. As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas. The outstanding hedge positions are not significant and the price risk associated with the Company’s commodity hedges, for pulp and white top linerboard outputs, is de minimus.
Interest rate risk: The fair value of the Company’s fixed rate debt or the future cash flows of variable rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The Company policy is to keep the majority of its term debt on a fixed rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable.
Sensitivity analysis for derivative positions and variable rate debt

				Effect from increase		Effect from decrease
				in rate or price		in rate or price
		Change			Other		Other
	Currency and	in rate		Net	comprehensive	Net	comprehensive
As at December 31, 2008	notional amount	or price		earnings	income	earnings	income
	($millions)			($millions)	($millions)	($millions)	($millions)

Revenue hedges — currency risk (US$/C$)	US$570	5%		5.9	6.8	(6.4)	(7.4)

Revenue hedges — price risk (commodities)	US$11	5%		(0.4)	—	0.4	—

Oil and natural gas hedges — price risk (commodities)	C$4	5%		0.1	—	(0.1)	—

Old newspaper (“ONP”) hedges — price risk (commodities)	US$3	5%		0.1	—	(0.1)	—

U.S. debt hedges — currency risk (US$/C$)	US$190	10%		(6.1)	—	7.1	—

ABL Facility — interest risk (annualized)	C$60	100	bps	(0.4)	—	0.4	—
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
The Company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The Company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(b)	Revenue risk management instruments
Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
		Average rate		Average rate		Average rate
Term	US$millions	US$/C$	US$millions	US$/C$	US$millions	US$/C$

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	—	—

	$556	0.9565	$312	0.8812	14	0.7805

As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	38	1.0355	—	—	—	—

	$534	0.9733	$106	0.9190	$47	1.0001

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in AOCI, a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At December 31, 2008, instruments having a notional principal of US$425 million are designated as hedging instruments. At year-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $26.9 million (December 31, 2007 — positive $32.9 million).
At December 31, 2008, commodity swap agreements are outstanding to fix the sales price of 3,500 metric tonnes of NBSK pulp within the next three months and 1,500 short tons of white top linerboard within the next six months. In addition, a commodity swap agreement to fix the sales price of newsprint and purchase price of ONP within the next eleven months is outstanding for 11,000 tonnes. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was $0.6 million at the end of the year (December 31, 2007 — negative $1.0 million).
(c)	Cost risk management instruments

	Options
	Sold		Purchased
	GJ	Average rate	GJ	Average rate
Term	(millions)	C$/GJ	(millions)	C$/GJ

As at December 31, 2008
	0.5	$7.63	0.5	$8.00

As at December 31, 2007
	0.6	$6.07	1.0	$7.98
The above instruments are not designated as hedging instruments for accounting purposes. At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.8 million (December 31, 2007 — $0.2 million).
The Company had no oil contracts and options outstanding at December 31, 2008. Oil contracts and options outstanding at December 31, 2007 were not significant.
At December 31, 2008, commodity swap agreements to fix the purchase price of ONP within the next ten months are outstanding for 40,000 tonnes. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.9 million at the end of the year. The Company had no such swap agreements outstanding at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(d)	Long-term debt risk management instruments
The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$190 million (December 31, 2007 — US$228 million) over a six-year period at rates averaging US$/C$0.9334. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”. At period-end exchange rates, the net amount the Company would receive to settle these contracts is $34.2 million (December 31, 2007 — negative $5.4 million).
(e)	Interest rate swaps
The Company has no fixed-to-floating interest rate swaps outstanding at December 31, 2008.
During the year ended December 31, 2008, the Company unwound its fixed-to-floating interest rate swap contracts for notional US$80 million for proceeds of $7.6 million. The effective portion of changes in the fair value of these derivatives was netted in “Long-term debt” and the ineffective portion was recognized in “Interest expense, net”.
(f)	Fair value of financial instruments
The carrying value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.
25.	RELATED PARTY TRANSACTIONS
Related parties include Third Avenue Management LLC (“TAM”), which has control or direction over a significant number of the Company’s common shares since October 2006. In 2008, TAM acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake. The Company did not undertake any transactions with TAM during the year ended December 31, 2007.
Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company.
Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	2008	2007	2006

Norske Skog
Selling, general and administrative	$—	$—	$0.2
In prior years, the Company acquired from wholly-owned subsidiaries of Fletcher Challenge Limited, now subsidiaries of Norske Skog, companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions. At December 31, 2008, there was no outstanding balance with respect to such adjustments (2007 — $nil; 2006 - $nil). During 2006, the Company collected $4.3 million in respect of the adjustments.
The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2008, the Company paid aggregate fees of approximately $10.0 million (2007 — $8.7 million; 2006 — $0.4 million) primarily for obligations under a building lease, for services related to trucking chips and sawdust, and for other consulting services to companies affiliated with directors of the Company. In addition, the Company paid $nil (2007 — $0.7 million; 2006 — $3.9 million) primarily for chemicals used in the manufacturing process to a company affiliated with a former officer and director of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
26.	COMMITMENTS
(a)	The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2009	$10.3
2010	9.0
2011	8.4
2012	6.1
2013	5.7
Subsequent years	28.0

$67.5

The total lease expense amounted to $11.9 million in 2008 (2007 — $12.3 million; 2006 — $13.0 million).
(b)
The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products. The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month. Total purchases in 2008 amounted to $2.4 million (2007 — $2.1 million). At current market rates, the Company is expected to pay approximately $1.9 million per year for the duration of the contract.

27.	GUARANTEES AND INDEMNITIES
The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:
(a)
The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

(b)
In connection with the acquisition of the Company’s paper recycling operation in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expired in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to this indemnity. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

(c)
The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 5). As at December 31, 2008, the value of the mortgage was $9.6 million (2007 — $10.6 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
28.	CONTINGENT LIABILITIES
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2008, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.
The Company is party to a 20-year Energy Services Agreement with Island Cogeneration No.2 Inc. (“ICP”), the owner of a cogeneration facility at the Company’s Elk Falls mill site. The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre from the Company’s traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, the Company is currently unable to take steam from the ICP facility. Accordingly, the Company declared force majeure by notice to ICP effective November 30, 2008. ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration schedule is not yet known, however the arbitration hearing may commence at some point in the latter part of 2009. Under the agreement, the Company has certain obligations to attempt to counter its inability to take the steam and it is exploring possible alternatives in this regard. The proceedings are in their early stages and the Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated. Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result. The Company expects in any event to incur significant legal fees in connection with this matter. As at December 31, 2008, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $4 million. The Company estimates that the monthly cost of the steam that it is unable to take due to the force majeure event is approximately $1.0 million to $1.5 million.
29.	ACCOUNTING POLICY DEVELOPMENTS
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” which replaced existing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not have any goodwill and intangible assets on its balance sheet and as such does not expect this standard to have an impact on the Company’s consolidated financial statements.
In February 2008, the Canadian Accounting Standards Board confirmed its decision requiring all publicly accountable entities to report under International Financial Reporting Standards (“IFRS”). This decision establishes standards for financial reporting with the aim of consistency in the global marketplace. These standards are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company has completed an initial scoping phase which involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation. Detailed assessment of significant differences is provided in the Company’s 2008 annual Management’s Discussion and Analysis. As an alternative, the Company is also considering the implications of a transition to U.S. GAAP and expects to make a final determination during 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
30.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets:
Net earnings adjustments
The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007	2006

Net earnings (loss) as reported under Canadian GAAP	$(221.1)	$(31.6)	$(15.9)
U.S. dollar revenue hedges (a)	—	—	(9.4)
U.S. dollar long-term debt hedges (b)	—	—	(0.7)
Fixed-to-floating interest swaps (c)	—	—	(0.8)
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	—	—
Income tax impact effect of rate change	(1.1)	(4.9)	1.1
Net earnings (loss) in accordance with U.S. GAAP	(219.8)	(36.5)	(25.7)
Other comprehensive income:
Other comprehensive income in accordance with Canadian GAAP (e)	(18.5)	14.3	—
Reclass of amortization of employee future benefits included in pension cost, net of future income taxes of $3.6 million (2007 — $5.1 million)	10.3	13.9	—
Employee future benefits liability adjustment, net of future income taxes of $8.1 million (2007 — $2.2 million)	22.8	(5.8)	—
Minimum pension liability adjustment, net of future income taxes of $nil (2006 — $3.6 million) (e)	—	—	7.9
Reclassification of effective portion of U.S. dollar hedges on de-designation, net of future income taxes of $nil (2006 — $5.2 million) (a)	—	—	(11.3)
Effective portion of U.S. dollar revenue hedges, net of future income taxes of $nil (2006 — $2.8 million) (a)	—	—	6.1

Comprehensive income (loss) in accordance with U.S. GAAP	$(205.2)	$(14.1)	$(23.0)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.65)	(0.17)	(0.12)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	336.1	214.7	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
The following table presents the consolidated statements of earnings under Canadian and U.S. GAAP:

	Years ended December 31,
	2008		2007		2006
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Sales	$1,849.4	$1,849.4	$1,714.6	$1,714.6	$1,882.5	$1,873.2

Operating expenses
Cost of sales	1,613.0	1,613.0	1,574.6	1,574.6	1,609.3	1,609.3
Selling, general and administrative	46.9	46.9	48.3	48.3	62.2	62.2
Restructuring and change-of-control	30.1	30.1	64.7	64.7	—	—
Amortization	165.8	165.8	176.4	176.4	183.7	183.7
Impairment	151.0	151.0	—	—	23.4	23.4

	2,006.8	2,006.8	1,864.0	1,864.0	1,878.6	1,878.6

Operating earnings (loss)	(157.4)	(157.4)	(149.4)	(149.4)	3.9	(5.4)
Interest expense, net	(75.0)	(75.0)	(70.7)	(70.7)	(73.8)	(74.6)
Foreign exchange gain (loss) on long-term debt	(82.2)	(82.2)	103.9	103.9	(0.3)	(1.0)
Other income (expense), net	2.5	4.9	(15.3)	(15.3)	1.8	1.8

Earnings (loss) before income taxes and non-controlling interest	(312.1)	(309.7)	(131.5)	(131.5)	(68.4)	(79.2)
Income tax recovery	(91.8)	(90.7)	(100.0)	(95.1)	(54.0)	(55.0)

Net earnings (loss) before non-controlling interest	(220.3)	(219.0)	(31.5)	(36.4)	(14.4)	(24.2)
Non-controlling interest	(0.8)	(0.8)	(0.1)	(0.1)	(1.5)	(1.5)

Net earnings (loss)	$(221.1)	$(219.8)	$(31.6)	$(36.5)	$(15.9)	$(25.7)

Other comprehensive income	(18.5)	14.6	14.3	22.4	—	2.7

Comprehensive income (loss)	$(239.6)	$(205.2)	$(17.3)	$(14.1)	$(15.9)	$(23.0)

Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.65)	$(0.15)	$(0.17)	$(0.07)	$(0.12)
Weighted average common shares outstanding (in millions)	336.1	336.1	$214.7	$214.7	214.6	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
Balance sheet adjustments
The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007

Property, plant and equipment — Canadian GAAP	$1,852.0	$1,912.8
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	—

Property, plant and equipment — U.S. GAAP	$1,854.4	$1,912.8

Other assets — Canadian GAAP	$100.5	$54.8
Employee future benefits (e)	(30.8)	(17.1)
Deferred financing costs (g)	11.2	14.4

Other assets — U.S. GAAP	$80.9	$52.1

Long-term debt — Canadian GAAP	$882.9	$784.6
Deferred financing costs (g)	11.2	14.4

Long-term debt — U.S. GAAP	$894.1	$799.0

Employee future benefits — Canadian GAAP	$226.6	$211.7
Employee future benefits (e)	36.6	95.1

Employee future benefits — U.S. GAAP	$263.2	$306.8

Future income taxes — Canadian GAAP	$66.8	$154.2
Tax effect of employee future benefits adjustment (e)	(25.9)	(37.6)
Tax effect of other adjustments	8.4	7.3

Future income taxes — U.S. GAAP	$49.3	$123.9

Shareholders’ equity — Canadian GAAP	$870.0	$988.6
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	—
Employee future benefits (e)	(67.4)	(112.2)
Tax effect of employee future benefits adjustment (e)	25.9	37.6
Tax effect of other adjustments	(8.4)	(7.3)

Shareholders’ equity — U.S. GAAP	$822.5	$906.7

The following table provides a reconciliation of accumulated other comprehensive income at December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007

Accumulated other comprehensive income — Canadian GAAP	$(4.9)	$13.6
Employee future benefits — adoption of FAS 158	(41.5)	(74.6)

Accumulated other comprehensive income (loss) — U.S. GAAP	$(46.4)	$(61.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
The following table presents the consolidated balance sheets under Canadian and U.S. GAAP:

	As at December 31,
	2008		2007
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current assets
Cash and cash equivalents	$5.0	$5.0	$—	$—
Accounts receivable	221.7	221.7	213.1	213.1
Inventories	211.4	211.4	235.7	235.7
Prepaids and other	32.8	32.8	40.7	40.7

	470.9	470.9	489.5	489.5
Property, plant and equipment	1,852.0	1,854.4	1,912.8	1,912.8
Other assets	100.5	80.9	54.8	52.1

	$2,423.4	$2,406.2	$2,457.1	$2,454.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$269.4	$269.4	$268.2	$268.2
Current portion of long-term debt	75.8	75.8	1.2	1.2

	345.2	345.2	269.4	269.4
Long-term debt	882.9	894.1	784.6	799.0
Employee future benefits	226.6	263.2	211.7	306.8
Other long-term obligations	13.3	13.3	26.9	26.9
Future income taxes	66.8	49.3	154.2	123.9
Deferred credits	18.6	18.6	21.7	21.7

	1,553.4	1,583.7	1,468.5	1,547.7

Shareholders’ equity
Share capital	1,035.0	1,035.0	913.9	913.9
Contributed surplus	14.6	14.6	12.1	12.1
Retained earnings	(174.7)	(180.7)	49.0	41.7
Accumulated other comprehensive income (loss)	(4.9)	(46.4)	13.6	(61.0)

	870.0	822.5	988.6	906.7

	$2,423.4	$2,406.2	$2,457.1	$2,454.4

(a)	U.S. dollar revenue hedges
Effective January 1, 2007, the Company adopted the new Canadian accounting standards that require entities to record its derivatives at fair value. Changes in the fair value of designated contracts, during the period of designation, are recorded in other comprehensive income, net of tax, until the hedged item is recognized. Changes in the fair value of undesignated contracts are recognized in income. Prior to January 1, 2007, under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that were designated as hedges were recognized concurrently with the hedged revenue in “Sales”. The adoption of new Canadian standards have eliminated this difference.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(b)	U.S. dollar long-term debt hedges
Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period. The adoption of new Canadian standards on January 1, 2007 eliminated this difference.
(c)	Fixed-to-floating interest swaps
Effective January 1, 2007, the Company adopted the new Canadian accounting standards that recognize the unrealized gains and losses on interest rate swap contracts in the financial statements. The ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense. Prior to January 1, 2007, unrealized gains and losses on interest rate swap contracts designated as hedges were not recognized in the financial statements under Canadian GAAP. The adoption of new Canadian standards have eliminated this difference.
(d)	Foreign exchange on hedge of net investment

Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake mill. The foreign exchange gain was accounted for as a reduction of the net investment. Under U.S. GAAP, the Company has eliminated the GAAP difference by recognizing the foreign exchange gain in earnings.

(e)	Employee future benefits

Effective December 31, 2006, the Company adopted Financial Accounting Standards (“FAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”. This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. This new standard replaced the U.S. GAAP requirement to recognize an additional minimum pension liability in cases where the accumulated benefit obligation exceeded the market value of plan assets. The portion of this additional liability that related to unrecognized prior service cost was recognized as an intangible asset while the remainder was charged to comprehensive income (loss). There is no change in the calculation of the pension and other employee future benefits expense. Canadian GAAP has no such requirement.

(f)	Comprehensive income

Statement of FAS No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company commencing in its 2007 fiscal year.

(g)	Debt issue costs

Effective January 1, 2007, on adoption of the new Canadian accounting standards, the Company netted its debt issue costs associated with its senior notes against the carrying value of debt. Under U.S. GAAP, debt issue costs are reported in the balance sheet as deferred charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(h)	Future income taxes

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50 per cent likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 31, 2006.

The Company did not record any unrecognized tax benefits as a result of applying this interpretation.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2008 is as follows:

Unrecognized tax benefits, beginning of year	$16.9
Increases — tax positions taken in prior periods	—
Decreases — tax positions taken in prior periods	(2.5)
Current period tax positions	—
Settlements	(2.6)
Lapse of statute of limitations	—
Decrease resulting from tax rate reduction	(0.1)

Unrecognized tax benefits, end of year	$11.7

The above balance, if recognized, would affect the Company’s effective tax rate. Total amount of interests and penalties related to the above amount is $nil.
In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2002 have been audited by the Canadian federal taxing authorities. The Canadian federal taxing authorities are presently auditing the December 31, 2003, December 31, 2004, and December 31, 2005 taxation years of the Canadian entities. The Company is not currently under audit by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2005 tax years expired on September 15, 2008.
(i)	Shareholders’ equity

Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under U.S. GAAP. The concept of accumulated other comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company commencing in its 2007 fiscal year.

(j)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that U.S. GAAP does not allow sub-totals within cash flows provided by operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)
(k)	Changes in accounting policies

Fair value measurement

FASB issued FAS 157, “Fair Value Measurement”, which clarifies the definition of “fair value” applicable under all United States accounting standards, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. This standard is effective November 1, 2008. For the year ended December 31, 2008, the Company has adopted this standard under Canadian GAAP and as a result there is no difference.

FASB issued FAS 159, “Fair Value Option for Financial Assets and Liabilities”, which allows entities to elect fair value accounting to certain financial assets and liabilities. The adoption of this standard had no impact on the Company’s consolidated financial statements.

FASB issued FAS 140-e, “Disclosure About Transfers of Financial Assets and Interests in Variable Interest Entities”, that requires additional disclosures relating to retained interest in financial assets and provides guidance on how a primary beneficiary is determined as a VIE. The adoption of this standard had no impact on the Company’s consolidated financial statements.

(l)	Changes in future accounting policies

FASB has issued the following pronouncements:
(i)
FAS 141R — “Business Combinations”, provides new guidance on accounting for business combinations, on how entities should approach financial planning and reporting around business combinations. This will require entities to be more transparent in demonstrating the values of assets and liabilities. This standard is effective for fiscal years beginning after December 15, 2008.

(ii)
FAS 160 — “Non-controlling Interests in Consolidated Financial Statements”, has been issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standards. This standard is effective for fiscal years beginning on or after December 15, 2008.

(iii)
FAS 161 — “Disclosures About Derivative Instruments and Hedging Activities”. This standard requires enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard is effective for fiscal years beginning after November 15, 2008.

EXHIBIT INDEX

2.1
Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill and associated schedules. (6)

3.1	Articles of Amalgamation of Norske Skog Canada Limited. (2)

3.2	By laws of Norske Skog Canada Limited. (2)

10.1
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”). (4)

10.1.1
First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (3)

10.1.2
Second Supplemental Indenture amending the 2003 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (10)

10.1.3
Third Supplemental Indenture amending the 2003 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (8)

10.2
Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”). (3)

10.2.1
First Supplemental Indenture amending the 2004 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (10)

10.2.2
Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee. (8)

10.3
Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.). (1)

10.3.1
Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 10.3 above (current parties Catalyst Paper and Tolko Industries Ltd.). (10)

10.4
Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company). (1)

10.4.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (1)

10.4.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (10)

10.4.3
Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company which is referred to in agreement referred to in Exhibit 10.4 above. (10)

10.5
Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties CPC, TimberWest Forest Corp and TimberWest Forest Company Partnership). (1)

10.5.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 10.5 above. (10)

10.6	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

10.6.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.6.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.6.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.7	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (10)

10.7.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.5	Amendment dated October 10. 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.8	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (10)

10.9	Catalyst Paper Amended and Restated Stock Option Plan. (10)

10.10	Catalyst Paper 2007 Restricted Share Unit Plan. (10)

10.11	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets. (5)

10.12	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund. (5)

10.13	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Market. (7)

10.14
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company. (7)

10.15
Credit Agreement for the ABL Facility dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the vendor parties named therein (the “ABL Facility”). (9)

10.16	Employment agreement dated March 12, 2007 between Catalyst Paper Corporation and Richard Garneau. (10)

10.17	Employment agreement dated November 23, 2007 between Catalyst Paper Corporation and Steve Boniferro. (10)

15.1	Consent of Independent Registered Public Accounting Firm (10)

21.1	List of subsidiaries. (10)

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (10)

32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (10)

(10)	Filed herewith.

(9)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on August 18, 2008.

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on April 17, 2008.

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 3, 2008.

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on February 29, 2008.

(5)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on February 20, 2008.

(4)	Previously filed with registration statement (No. 333-105719) on Form F-4 of Norske Skog Canada Limited on May 30, 2003.

(3)	Previously filed with registration statement (No. 333-114538) on Form F-4 of Norske Skog Canada Limited on April 16, 2004.

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.

(1)
Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002. Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission.