Form 20-F
period 2009-12-31
CATALYST PAPER CORP
filed 2010-05-12
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-49751

________________

Catalyst Paper Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3

(Address of principal executive offices)

________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2009 was:
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
Large accelerated filer   ☐                                                           Accelerated filer ☐                                              Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP   ☑                                International Financial Reporting Standards as issued                                                                                           Other ☐
by the International Accounting Standards Board  ☐

Indicate by check which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

TABLE OF CONTENTS

PART I

ITEM 1.	Identity of Directors, Senior Managements, Advisors and Auditors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
	Cautionary Statement with Regard to Forward-Looking Statements	1
	A. Selected Financial Data	2
	Exchange Rate Data	5
	D. Risk Factors	6
ITEM 4.	Information on the Corporation	14
	A. History and Development of the Corporation	14
	B. Business Overview	16
	Competition	19
	Fibre Supply	19
	Competitive Strengths	19
	Business Strategy	21
	C. Organizational Structure	22
	D. Property, Plants and Equipment	22
	Paper	22
	Pulp	25
	Properties	26
	Environment	26
	Social Responsibility	29
ITEM 4A.	Unresolved Staff Comments	30
ITEM 5.	Operating and Financial Review and Prospects	30
	A. Operating Results	30
	● Segmented Results – Annual	38
	● Segmented Results – Quarterly	47
	● Outlook	49
	● Financial Condition	53
	B. Liquidity and Capital Resources	54
	C. Research and Development, Patents and Licences	56
	D. Trend Information	56
	E. Off Balance Sheet Arrangements	56
	F. Tabular Disclosure of Contractual Obligations	57
	Critical Accounting Policies and Estimates	61
	Changes in Accounting Policies	64
	Impact of Accounting Pronouncements Affecting Future Periods	65
ITEM 6.	Directors, Senior Management and Employees	67
	A. Directors and Senior Management	67
	B. Compensation	69
	Compensation of Directors	69
	Executive Compensation Strategy	72
	C. Board Practices	79
	D. Employees	82
	E. Share Ownership	82
ITEM 7.	Major Shareholders and Related Party Transactions	88
	A. Major Shareholders	88
	B. Related Party Transactions	88

PART I … continued

ITEM 8.	Consolidated Statements and Other Financial Information	88
	A. Consolidated Statements and other Financial Information	88
	B. Significant Changes	89
ITEM 9.	The Offer and Listing	90
	A. Offer and Listing Details	90
	C. Markets	90
ITEM 10.	Additional Information	91
	B. Memorandum and Articles of Association	91
	C. Material Contracts	92
	D. Exchange Controls	93
	E. Taxation	94
	H. Documents on Display	97
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	97
ITEM 12.	Description of Securities Other than Equities Securities	101

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	102
	A. Indebtedness	102
	B. Dividends	102
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	102
ITEM 15.	Controls and Procedures	102
	A. Disclosure Controls and Procedures	102
	B. Internal Control over Financial Reporting	102
	C. Report of the Independent Public Accounting Firm	103
	D. Changes in Internal Control over Financial Reporting	103
ITEM 16A.	Audit Committee Financial Expert	103
ITEM 16B.	Code of Ethics	103
ITEM 16C.	Principal Accountant Fees and Services	103

PART III

ITEM 17.	Financial Statements	104
ITEM 18.	Financial Statements	104
ITEM 19.	Exhibits	104

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

Cautionary Statement with Regard to Forward-Looking Statements

This annual report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments.  These forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “likely,” “predicts,” “estimates,” “forecasts” or other similar words or phrases or the negative of these statements.  Similarly, statements that describe our objectives, plans or goals may be forward-looking statements.  These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements.  Some of these risks, uncertainties and other factors include:

•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

•	market conditions and demand for our products and the outlook for inventories, production and pricing;

•	declines in advertising and circulation;

•	expected cash flows, capital expenditures and completion of capital projects;

•	our ability and that of our agents to sell our products in export markets;

•	the implementation of trade restrictions and sanctions in jurisdictions where we market our products;

•	business strategies and measures to implement strategies;

•	our history of losses;

•	the cyclical nature of our business;

•	the effects of intense competition;

•	competitive strengths, goals, expansion and growth of our business and operations;

•	shifts in industry capacity;

•	fluctuations in foreign exchange or interest rates;

•	our ability to successfully obtain cost savings from our cost reduction initiatives;

•	labour unrest;

•	capital expenditures and the completion of capital projects;

•	fluctuations in the availability and cost of raw materials, including fibre and energy;

•	implementation of environmental legislation requiring capital for operational changes;

•	the availability of qualified personnel or management;

•	the outcome of certain litigation or disputes;

•	conditions in the capital markets and our ability to obtain financing and refinance existing debt; and

•	other factors beyond our control.

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

Presentation of Financial Information

Effective for the year ended December 31, 2009, we adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of our consolidated financial statements for Canadian and United States reporting requirements.  Historically, we have presented our annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in our annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, we have presented our 2009 annual audited consolidated financial statements in accordance with U.S. GAAP and included a reconciliation to Canadian GAAP for material recognition, measurement and presentation differences in note 33, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” to our consolidated financial statements for the year ended December 31, 2009.

A.	Selected Financial Data

The following table sets forth consolidated historical financial and operating data for Catalyst Paper Corporation for the periods indicated.  The financial statement data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is derived from our audited consolidated financial statements in our annual report.  The financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from our audited financial statements and related notes thereto and have been restated to be in accordance with U.S. GAAP.  These financial statements are  not included in the annual report.  This information should be read in conjunction with Operating and Financial Review and Prospects, which is included in the annual report.   The financial information has been derived from consolidated financial statements that have been prepared in accordance with U.S. GAAP. All information provided below is in millions of Canadian dollars, except information related to volume, information per share, and revenue per tonne.

	Years ended December 31,
(In millions, except per share amounts)	2005	2006	2007	2008	2009

Consolidated Statements of Earnings (Loss) Data:
Sales	$1,791.5	$1,873.2	$1,714.6	$1,849.4	$1,201.7
Operating expenses
Cost of sales, excluding depreciation and amortization	1,604.6	1,611.9	1,574.6	1,613.0	1,035.5
Depreciation and amortization	180.3	183.7	176.4	165.8	146.6
Selling, general and administrative	57.7	62.2	48.3	46.9	44.8
Restructuring and change-of-control	6.7	–	64.7	30.1	17.9
Impairment	–	23.4	–	151.0	17.4
	1,849.3	1,881.2	1,864.0	2,006.8	1,262.2
Operating earnings (loss)	(57.8)	(8.0)	(149.4)	(157.4)	(60.5)
Interest expense, net	(76.0)	(73.5)	(70.7)	(75.0)	(69.3)
Gain on cancellation of long-term debt	–	–	–	–	30.7
Foreign exchange gain (loss) on long-term debt	20.1	(1.0)	103.9	(82.2)	75.3
Other income (expense), net	4.5	1.8	(15.3)	4.9	(9.4)
Earnings (loss) before income taxes	(109.2)	(80.7)	(131.5)	(309.7)	(33.2)
Income tax recovery	(59.4)	(55.0)	(95.1)	(90.7)	(27.6)
Net earnings (loss)	(49.8)	(25.7)	(36.4)	(219.0)	(5.6)
Net earnings (loss) attributable to non-controlling interest	(0.6)	(1.5)	(0.1)	(0.8)	1.2
Net earnings (loss) attributable to the Company	$(50.4)	$(27.2)	$(36.5)	$(219.8)	$(4.4)
Basic and diluted earnings (loss) per share	$(0.23)	$(0.13)	$(0.17)	$(0.65)	$(0.01)
Weighted average common shares outstanding (in millions)	214.6	214.6	214.7	336.1	381.8

Consolidated Balance Sheet Data:
Working capital 1	$248.8	$273.0	$217.5	$201.5	$214.8
Property, plant and equipment	2,139.3	2,023.1	1,912.8	1,854.4	1,664.7
Total assets	2,695.2	2,615.5	2,434.5	2,390.3	2,090.8
Current portion of long-term debt	0.8	1.8	1.2	75.8	1.0
Total debt 1	867.4	859.5	800.2	969.9	775.6
Shareholders’ equity	986.6	915.1	904.1	822.5	813.6

Consolidated Statements of Cash Flows Data:
Cash flows provided (used) by operations	$60.7	$127.2	$(2.7)	$78.1	$101.4
Cash flows used by investing activities	(93.0)	(85.8)	(83.7)	(205.3)	(2.9)
Cash flows provided (used) by financing activities	6.3	(5.9)	50.9	132.2	(20.4)

Other Financial Data:	Years ended December 31,
(In millions, except per tonne)	2005	2006	2007	2008	2009

EBITDA 2	$122.5	$199.1	$27.0	$159.4	$103.5
EBITDA margin 2,3	6.8%	10.6%	1.6%	8.6%	8.6%
Additions to property, plant and equipment	95.2	93.2	85.8	41.9	11.5

Sales (000 tonnes)
Specialty printing papers	942.9	990.2	1,054.8	1,080.8	896.5
Newsprint	707.1	699.1	496.3	601.8	488.2
Pulp	603.0	626.2	603.2	506.9	110.2

Average Sales Revenue ($ per tonne)
Specialty printing papers	955	928	872	926	909
Newsprint	748	758	681	771	651
Pulp	654	693	757	759	623

Production (000 tonnes)
Specialty printing papers	949.3	983.7	1,055.4	1,060.1	890.6
Newsprint	699.5	703.7	472.8	596.8	497.3
Pulp	590.9	624.3	601.8	503.4	87.5

Notes to Selected Consolidated Financial Information

1	Current portion of long term debt is included in total debt and excluded from working capital.

2
EBITDA is a non-GAAP measure.  EBITDA does not have a standardized meaning.  EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests.  We focus on EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements.  EBITDA is also useful in analyzing our ability to comply with our debt covenants.  As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance.  EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity.  As there are no generally accepted methods for calculating EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

3	EBITDA margin is defined as EBITDA as a percentage of sales.

We have provided below a reconciliation of EBITDA to net earnings (loss) attributable to the Company, which we believe is the most directly comparable U.S. GAAP measure.

(In millions of dollars)	Years ended December 31,
	2005	2006	2007	2008	2009

Net earnings (loss) attributable to the Company	$(50.4)	$(27.2)	$(36.5)	$(219.8)	$(4.4)
Net earnings (loss) attributable to non-controlling interest	0.6	1.5	0.1	0.8	(1.2)
Net earnings (loss)	(49.8)	(25.7)	(36.4)	(219.0)	(5.6)
Depreciation and amortization	180.3	183.7	176.4	165.8	146.6
Impairment	–	23.4	–	151.0	17.4
Gain on cancellation of long-term debt	–	–	–	–	(30.7)
Foreign exchange (gain) loss on long-term debt	(20.1)	1.0	(103.9)	82.2	(75.3)
Other (income) expense, net	(4.5)	(1.8)	15.3	(4.9)	9.4
Interest expense, net	76.0	73.5	70.7	75.0	69.3
Income tax recovery	(59.4)	(55.0)	(95.1)	(90.7)	(27.6)
EBITDA 2	$122.5	$199.1	$27.0	$159.4	$103.5

Exchange Rate Data

Bank of Canada

The following table sets forth certain exchange rates based upon the noon rate as quoted by the Bank of Canada.  Such rates are set forth as, for the period indicated, U.S. dollars per Canadian $1.00.  On May 7, 2010, the noon rate was Canadian$1.00 per U.S.$0.9587.

	Years ended December 31,
	2005	2006	2007	2008	2009

Low	0.7872	0.8528	0.8437	0.7711	0.7692
High	0.8690	0.9099	1.0905	1.0289	0.9716
Period-end	0.8577	0.8581	1.0120	0.8166	0.9555
Average rate 1	0.8253	0.8818	0.9304	0.9381	0.8757

	2009		2010
	November	December	January	February	March	April	May (through May 7)

Low	0.9308	0.9334	0.9384	0.9316	0.9596	0.9803	0.9581
High	0.9560	0.9611	0.9755	0.9597	0.9888	1.0039	0.9868
Period-end	0.9457	0.9555	0.9390	0.9500	0.9846	0.9885	0.9587
Average rate 1	0.9438	0.9484	0.9588	0.9462	0.9775	0.9950	0.9712

1 The average rate is derived by taking the average of the noon rate for each business day during the relevant period.

B.	Capitalization and Indebtedness

Information not required for an annual report.

C.	Reasons for the Offer and Use of Proceeds

Information not required for an annual report.

D.	Risk Factors

We may be unable to meet our cash requirements for operations or to pay or refinance our outstanding debts as they mature, and may be unable to secure additional funding sources.

Our principal cash requirements are for ongoing operating costs including pension contributions, working capital fluctuations, and capital expenditures, as well as principal and interest payments on debt.  Assuming no further deterioration in our business, we anticipate that operating cash requirements for 2010 can be funded through internally generated funds from operations and, where necessary, advances under our asset based revolving operating facility (“ABL Facility”).  However, in the event of a further deterioration in our business or if the current market conditions continue for a prolonged period, these sources may not be sufficient to meet cash requirements for operations and additional funding sources may be required.  Additional funding sources will also be required to repay our outstanding debt as it matures.  In normal market conditions, such additional funding would typically be obtained through the issuance of debt and/or equity securities.  However, credit and capital markets have been volatile over the last several years and market access for non-investment grade companies, including ours, has been limited or non-existent for extensive periods of 2008 and 2009.  Accordingly, there can be no assurance that we will be able to access debt or equity markets to the extent necessary to fund any shortfall arising from operations or to repay or refinance our outstanding debt as it matures.

We may have liabilities related to future severance payments to employees at several of our mills.

Due to on-going weak market conditions, we have continued to curtail certain operations at our Elk Falls mill.  As at March 31, 2010, these curtailments have affected approximately 300 hourly employees at the Elk Falls mill.  The labour agreement between the Company and the union provides that if an hourly employee has been on lay-off for 12 months (lay-off is defined as having the opportunity to work less than 900 hours during the 12 month period), and, at the end of that 12 month period, we have no plans to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  The labour agreement between the Company and PPWC Local 2 at Crofton, has similar provisions under which severance applies, although the 900 hour threshold does not apply.  As at March 31, 2010, approximately 200 employees at Elk Falls have requested severance payments, resulting in an aggregate severance charge of approximately $12.0 million.  If the remaining employees affected exercise their severance rights, as opposed to retaining their recall, rights, we estimate that the potential additional severance payment would be approximately $6.0 million.   We have not recorded a liability for this contingency.  We may not be able to restart the Elk Falls mill if all of the remaining hourly employees of this mill decide to forfeit their recall rights and request severances, in which case, we would consider permanently closing this mill.

In addition to the hourly employees on lay-off due to production curtailments, as at March 31, 2010, there were approximately 50 other hourly employees who were on lay-off at our Crofton, Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point and thereby forfeit their recall rights, we estimate that the total severance payment would be approximately $2.0 million.  We have not recorded a liability for this contingency.

We may in the future curtail additional operations, triggering further severance obligations depending upon the applicable collective agreement and the length of time an operation remains curtailed.  These severance obligations could be material, depending upon the specific operation affected.

We have substantial debt which may impair our financial and operating flexibility

As of December 31, 2009, we had outstanding approximately $662.7 million of recourse debt on a consolidated basis, excluding non-recourse debt in the amount of $94.1 million.  This non-recourse debt is owed by a joint venture in which we have a 50.001% interest, which we consolidate into our accounts because it is a variable-interest entity in which we are the primary beneficiary.

We have a $330.0 million asset based revolving operating facility (“ABL Facility”) which matures in August 2013.  Collateral securing this facility consists of a first charge on our accounts receivable, inventories and cash as well as a first charge on the property, plant and equipment of the Snowflake mill and related properties, and a second charge on substantially all of the remaining assets and property of the Corporation and our principal subsidiaries.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.  As of December 31, 2009 $74.3 million was available to be drawn under the ABL Facility, after taking into account a covenant that requires us to maintain $35.0 million in availability under the ABL Facility.  The ABL Facility includes financial covenants to maintain shareholders’ equity above $639 million, maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

We have debt agreements which contain, and future debt agreements will likely contain, various restrictive and financial covenants, including restrictions on our ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers, consolidations and acquisitions.  All of these restrictions, together with our substantial debt, could:

•	limit our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt-service requirements or other purposes;

•	limit our ability to use operating cash flow in other areas of our business, because we must use a portion of these funds to make principal and interest payments on our debt;

•	increase our vulnerability to interest rate fluctuations because the debt under our ABL Facility is at variable interest rates;

•	limit our ability to compete with competitors who have more flexibility as to the use of their cash flow;

•	limit our ability to make investments or take other actions; and

•	limit our ability to react to changing market conditions, changes in our industry and economic downturns.

Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing, when necessary.  Prevailing economic conditions and financial, business and other factors beyond our control may affect our ability to make these payments.   For example, we have been and may continue to be adversely affected by depressed market and other conditions, including (i) the current state of the global economy in general and tighter credit markets in particular, and (ii) a challenging operating environment making it more difficult to generate sufficient cash flows due to (a) the significant decreases in demand, particularly in North America, for newsprint and directory paper, and other products (b) the strength of the Canadian dollar versus the U.S. dollar, and (c) the pricing environment for both paper and pulp products.  If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to renegotiate our loan agreements, refinance all or part of our notes, obtain additional financing or sell assets.  No assurance can be made that our business will generate sufficient cash flow or be able to obtain the funds necessary to satisfy these obligations or that we will be able to obtain additional or alternative financing.

Similarly, if we breach or are unable to meet the restrictions or financial covenants under our ABL Facility or under the indentures relating to our 7.375% and 8.625% senior notes and 11% senior secured notes, or other credit facilities and debt agreements we may enter into in the future, we would have to cure the default, obtain a waiver of the default or enter into an appropriate amendment to these agreements.  If we are not able to cure such default, obtain such waiver or enter into such amendment, a significant portion of our debt, including all of our secured debt, would become immediately due and payable.  We may not have, or be able to obtain, sufficient funds to make accelerated debt payments if so required.  No assurance can be made that we will be able to effectively cure a breach or obtain debt or equity financing or sell assets as an alternative means of responding to a breach.  As of December 31, 2009, we were in compliance with the covenants under both our agreement governing our ABL Facility and the indentures governing our 7.375% and 8.625% senior notes. Our fixed-charged coverage ratio under the senior notes, calculated on a trailing 12-month basis, was 1.5:1 as of December 31, 2009.  If our fixed-charge coverage ratio is below 2.0:1, under the terms of these indentures, we may not pay dividends and we are limited as to the amount of additional debt we may incur.

Our ABL Facility provides us with financing at floating interest rates.  Future debt instruments may also be based on floating interest rates.  The interest rates charged on our ABL Facility depend on the excess availability we have under the facility.  Accordingly, changes in excess availability reduce or increase our borrowing costs.

Risks Related to Our Business

Our current President and Chief Executive Officer has resigned from such positions effective end of May, 2010.  If we do not employ a new President and Chief Executive Officer by the time of his departure, we will not have an executive officer to perform important managerial and oversight functions.

On January 25, 2010 our Board of directors accepted the resignation of the President and Chief Executive Officer, Richard Garneau, who will be leaving the Company at the end of May, 2010.  The Board of directors has established a search committee to identify candidates for President and Chief Executive Officer.  However, no assurances can be given that we will be able to select and employ a new President and Chief Executive Officer prior to the time that Mr. Garneau intends to depart. In such event, we would need to appoint a person to perform such responsibilities on an interim basis.  If we are not able to employ a new President and Chief Executive Officer by the time of Mr. Garneau’s departure, we will not have an executive officer to perform the important managerial and oversight functions customarily performed by a Company’s chief executive.  If this condition persists for an extended period, our business, financial condition and results of operations could be adversely affected.

Our business is of a cyclical nature and our product prices may fluctuate significantly

The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including:

•	additions to industry capacity;

•	increased industry production;

•	structural changes in the industry;

•	periods of insufficient demand due to weak general economic activity or other causes; and

•	reduced inventory levels held by customers.

Demand for forest products is generally correlated with global economic conditions.  Consumption of pulp and paper products, in particular, is driven primarily by levels of advertising.  In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime.  Market conditions are expected to be challenging throughout 2010 as a result of the significant weakening of the North American and global economies in 2008 and 2009.  Adverse effects on demand for our products may decrease our sales, operating income and cash flows.  In addition, the North American newsprint market is mature and North American demand declined year-over-year in 2009 by 25.3%, after declining year-over-year by 11.2% in 2008, and by 10.5% in 2007.  Similarly, demand for directory paper declined year-over-year by 21.3% in 2009 and by 9.5% in 2008.  We believe these declines in newsprint and directory paper demand will continue long-term, although we are able to partially mitigate the impact through our ability to switch production from newsprint and directory paper to other paper grades.  In addition, demand for our products is traditionally weaker in the first half of the year.

We have implemented a policy of matching production to orders.  Currently, a portion of our operations are indefinitely curtailed.  Further periods of weak demand for our products may result in additional indefinite or periodic production curtailments.  Such production curtailments could have an adverse impact on our financial condition and result in our inability to generate sufficient cash flows to satisfy our operational needs.

We operate in a commodity market where prices may fluctuate significantly.

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price.  Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates.  Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest.  Market prices for our products typically are not directly affected by input costs or other costs of sales and consequently we have limited ability to pass through increases in operating costs to our customers without an increase in market prices.  Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline.  As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

Media trends may permanently affect demand for our products.

Trends in advertising, electronic data transmission and storage, and the internet could have adverse effects on traditional print media including our products and those of our customers.  Our newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated mechanical and coated mechanical papers made by us.  The extent to which the use of other media sources will reduce demand for our products, and the timing of any such reduction is unknown.

We are subject to the risks of exchange rate fluctuations.

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

We are also exposed to currency exchange risk on debt denominated in U.S. dollars, including our 8.625% senior notes, our 7.375% senior notes and, as of March 10, 2010, our 11.0% senior notes.  For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency gain or loss on the translation of U.S. dollar cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency.  Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Under a board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar-denominated debt.  Our hedging policy for revenues includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  The revenue hedge program offsets the impact of any rapid movements in currency by 20% to 50% over the near term.  In addition, we consider future U.S. dollar revenues to provide a partial natural hedge for our U.S. dollar-denominated debt, which as of December 31, 2009 was US$604.2 million.  Our hedging policy for our U.S. dollar-denominated debt includes 0% to 60% of U.S. dollar net exposure.  However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating currency exchange risks and that changes in currency exchange rates will not be materially adverse to us.

We face significant global competition.

The markets for our products are highly competitive on a global basis.  We generally compete with American, European and Asian producers.  Many of these competitors are larger and have greater financial resources than us and some of the mills operated by our competitors are lower-cost producers than the mills we operate.

In addition, the following factors, among others, will also affect our ability to compete:

•	the quality of our products and customer service;

•	our ability to maintain high plant efficiencies and operating rates and thus lower manufacturing costs;

•	the cost of energy; and

•	the availability, quality and cost of fibre and labour.

Some of our competitors have lower energy, furnish and labour costs and fewer environmental and governmental regulations to comply with than we do.  Others are larger in size, allowing them to achieve greater economies of scale on a global basis.  There may be a materially adverse impact on us were we unable to successfully compete on a global basis and achieve sufficient economies of scale.

We face risks related to our international sales.

A significant portion of our sales are outside of Canada and the United States.  For example, approximately 97% of our pulp sales volume and 15% of our paper sales volume were derived from markets outside of Canada and the United States in the year ended December 31, 2009.  As a result, we face a number of risks and challenges, including, but not limited to:

•	the effective marketing of our products in these global regions;

•	fluctuations in foreign currencies which may make our products less competitive in countries whose currencies decline in value relative to the Canadian dollar;

•	restrictive government actions, such as the imposition of trade quotas, tariffs and other trade barriers, and restrictions on transfers of funds;

•	changes in non-Canadian labour laws and regulations affecting its ability to hire, retain or dismiss employees;

•	the need to comply with multiple and potentially conflicting laws and regulations;

•	unfavourable business conditions or political or economic instability in a country or region;

•	higher transportation costs reflecting increases in the price of oil; and

•	difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre.

Our operations are dependent on the supply of wood fibre by third parties as we have no significant timber holdings.  Approximately 65% of our fibre needs are provided by five suppliers.  Our fibre supply could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, and material curtailments and shutdown of operations by suppliers for market or other reasons.  Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and underlying demand for lumber in key markets.

Long-term fibre agreements with third parties are based on market prices or on prices determined under market-based formulas and represent approximately 69% of purchases by our pulp and paper mills.  The solid wood segment of B.C.’s forest industry has undergone significant consolidation and downsizing.  As a result, no assurance can be made that we will continue to have access to wood fibre at levels previously achieved.  As a result, costs may have the potential to be adversely affected by forces beyond our control.

In 2009, housing starts in the United States declined approximately 39% from 2008, which was already 33% below the level of 2007.  The weak U.S. housing market caused production curtailment for B.C.’s lumber producers, and this resulted in a reduction in residual fibre supply available to us.  As we took extensive market-related curtailment during 2008 and 2009, this reduction in available fibre did not impact the level of production during those years, except for the permanent closure of the Elk Falls pulp mill and white top linerboard operation in 2008.  However, if demand for our products was to increase significantly there is no assurance that we could obtain sufficient fibre to operate at full pulp and paper capacity.

The current infestation of the mountain pine beetle in the interior of B.C. has reduced the long-term fibre supply in the region.  The beetle attacks lodgepole pine forests and, once attacked, pine trees typically die within a year.  Approximately 40% of our fibre supply comes from the B.C. interior and is used primarily by the Powell River paper mill and Crofton kraft pulp mill.  The infestation could have a significant impact on the availability, quality and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the availability of wood fibre.  The Province of B.C. owns approximately 95% of all timberlands and could introduce legislation to reduce wood-fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located.  Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

We are also a large consumer of old newspaper (“ONP”), used to manufacture de-inked pulp (“DIP”), which is used as fibre for our recycled products.  Our ownership of western Canada’s largest paper recycling facility located in Coquitlam, B.C., enables us to produce 100% of the DIP required by its mills in B.C.  Although the paper recycling facility is currently indefinitely curtailed, changes in market demand and customer requirements could result in the restart of the recycling facility.  While the supply of ONP to this facility has been reliable in the past, there is a risk that sufficient quantities of ONP may not be available to support full operation of the recycling facility or that prices for ONP may rise to a point that would make it uneconomic to operate the facility.

Our Snowflake mill makes newsprint from 100% recycled paper.  There is a risk that sufficient quantities of ONP will not be available to us to support full operations at Snowflake or that an increase in ONP prices will affect the profitability of the mill.  The price of ONP may be impacted by a number of factors, such as export demand, recovery rates and other factors beyond our control..

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations.

As of March 31, 2010, we have recorded net losses in nine of the last 12 quarters.  These losses were driven by reduced prices, weak market demand and fibre shortages, resulting in production curtailments and closure of operations.  The strengthening Canadian dollar also contributed to these losses.  We will not achieve and maintain profitability in future periods if our revenues do not increase sufficiently, or if revenues increase but we are unable to manage our expenses.  Should we continue to be unable to return to sustained profitability in future periods, funds generated through operations may not be sufficient to meet operating cash requirements and we will need to rely to a greater extent on the ABL Facility to fund operating costs.  The ABL Facility may not be available or may be insufficient to meet cash requirements for operations in such circumstances and additional sources of funds may be required.  No assurance can be given that we will be able to access debt or equity markets to raise such funds or obtain any other source of financing.  The failure to obtain such funds could adversely affect our operations and our ability to comply with covenants under the ABL Facility or senior notes.

Labour disruptions could have a negative impact on our business.

Approximately three-quarters of our existing pulp and paper mill employees in our Canadian operations are members of the Communications, Energy and Paperworkers Union of Canada (“CEP”), Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”).  Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls, and Powell River were renegotiated in 2008 and expire in April 2012.  A collective agreement with CEP locals at Port Alberni was also renegotiated in 2008 and expires in April 2013.  Surrey distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and two employees at the Port Alberni operations are members of COPE.  The collective agreements with each of CLAC and COPE expire in April 2012.  Most hourly employees at the Snowflake mill are members of the United Steelworkers (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  Hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.  The collective agreements with the USW, IBEW ,UTU and Carpenters Union expire in 2011.  We do not anticipate labour disruptions in our operations.

Claims of aboriginal title and rights in Canada may affect our operations.

Our ability to operate our manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as ourselves will not be affected by treaty negotiations.  The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C.  While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decisions, such as a decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on our business.

We are a significant consumer of electrical power.  Our electricity supply agreements are provincially regulated, and pricing has historically been very stable.  However, in recent years BC Hydro and Power Authority (“BC Hydro”) has sought, and to some extent achieved, rate increases above historical levels.  Although much of the impact of these rate increases has been offset by us through reductions in usage at the highest incremental power rate, we expect BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources.  We believe B.C.’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on our earnings.  On March 3, 2010, BC Hydro announced a rate increase of 9.26% effective April 1, 2010 that is subject to a final review by the B.C. Utilities Commission.

The majority of fossil fuels used by us, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.  We have sought to reduce the cost of energy by reducing fossil fuel usage through increased use of wood waste (“hog fuel”) and have invested in energy-efficient hog fuel boilers at our mills. However, hog fuel availability is dependent on sawmill operating rates, which are subject to the strength of the lumber market.  During periods of 2009 in which natural gas prices were low, we aggressively pursued opportunities to reduce hog fuel consumption.

A portion of our exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply agreements under an energy program approved by our Board of directors.  Our energy hedging policy is restricted to 0% to 70% of the net exposure for oil and gas.  In addition, when technically feasible and subject to emissions permits, we reduce our exposure to fossil fuel prices through the substitution of lower-priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

We are subject to significant environmental regulation.

We are subject to extensive environmental laws and regulations which impose stringent standards on us regarding, among other things:

•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

We may be required to incur substantial costs to comply with environmental laws which costs may have a material adverse effect on us. Enforcement of existing environmental laws and regulations has become increasingly strict. Some of our operations are also subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities, such as landfills.  We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

Provincial legislation governing contaminated sites came into effect in B.C. on April 1, 1997.  If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a “contaminated site” under the legislation.  The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes.  If a site is determined to be contaminated, remediation will normally be required under government supervision.  As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.  We are not aware of any sites or land parcels which are considered contaminated under B.C.’s contaminated sites legislation.  However, the scope and cost of remediation of any of our existing mill sites should such site cease to be an operating mill is unknown and could result in a material adverse effect on us depending upon the remediation required and the intended future use of the site.

On February 20, 2008, the B.C. government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  For the year ended December 31, 2009, we paid $2.4 million related to this carbon tax and the impact may increase in future years, due to the announced annual increases in the carbon tax rates for various fuel types.  These increases may be mitigated depending on our ability to decrease our use of fossil fuel.

The federal government of Canada has indicated its intent to regulate priority air pollutants and greenhouse gases (“GHGs”) under the Canada Clean Air Act and the Canadian Environmental Protection Act.  The forest products sector is expected to be one of the targeted sectors for regulation under both acts.  The priority air pollutants include particulate matter and sulphur oxides (“SOx”).  Under the proposed targets, our Crofton mill may be required to reduce particulate matter and SOx emissions.  The cost of making any such reductions is currently unknown.  In January 2010, the federal government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on these initiatives will be, as none have been enacted into law.

The Province of B.C. is a signatory to the Western Climate Initiative (WCI), a collaboration of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016.  The WCI and B.C. have stated their intention to implement a cap and trade system by 2012.  It is too early to determine the impact on the Company and whether we will have a deficit or surplus of carbon credits under any relevant regulatory cap and trade scheme.

On November 25, 2009, B.C.’s GHG reporting regulation was passed by the B.C. government and became effective January 1, 2010.  The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more.  This new regulation will affect at least three of our five paper mills.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S.  It is, therefore, too early to determine the overall impact of these initiatives on us or when they may come into effect.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions.  An energy and climate change bill was passed by the U.S. House of Representatives in June 2009 setting a GHG reduction target of 17% below 2005 levels by 2020 increasing to 83% by 2050.  The Senate is currently reviewing this bill with a vote expected later this year.  On December 29, 2009, the U.S. Environmental Protection Agency’s (“EPA”) Mandatory Reporting of Greenhouse Gases Rule came into effect.  This will require the Snowflake mill to install a continuous monitor on its power boiler stack to monitor and report on carbon dioxide emissions.  The EPA also announced in March 2010 that it will make a decision later this spring on the amount of GHG facilities can emit before having to include limits for these emissions in their permits, although permits will not be required before January 2011.

It is too early to determine the full impact these laws and policies will have on our Snowflake operations, but we could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the capital or operating costs at the mill.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate-change-related concerns.  If and to the extent we operate or offer our products for sale in such jurisdictions we may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

We are dependent on the supply of certain raw materials.

In addition to wood fibre and ONP, we are dependent on the supply of certain chemicals and other inputs used in our production facilities.  Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and harm our reputation.  Any material increase in the cost of these chemicals or other inputs could have a negative impact on our profitability.

Increases in capital and maintenance expenditures and equipment failures could have a negative impact on our business.

Our business is capital intensive.  Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, and expansion, and as a result of changes to environmental regulations that require capital for compliance.  In addition, our senior management and Board of directors may approve projects in the future that will require significant capital expenditures.  Furthermore, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced.  The costs of performing maintenance and capital work, or the failure to generate or obtain sufficient funds to enable us to maintain or upgrade our facilities as required, could have an adverse effect on our business and operations.  In addition, we may temporarily suspend our operations at one or more of our manufacturing facilities to perform necessary maintenance or capital work.  These temporary suspensions of operations could affect our ability to meet customer demand in a timely manner.  Any failure to meet customer demand would harm our reputation and could be materially adverse to the Company.

We may be subject to periodic litigation which could result in unexpected expenditures of time and resources.

We may from time to time become party to claims and litigation proceedings, which are generally related to contract disputes and employment law.  Such matters are subject to many uncertainties and we cannot predict with assurance the outcomes and ultimate financial impacts of them.  There can be no guarantees actions that may be brought against us in the future will be resolved in our favour or that the insurance we carry will be available or paid to cover any litigation exposure.  Any losses from settlements or adverse judgements arising out of these claims could be materially adverse to us.

The Snowflake mill is dependent on the Little Colorado River for its water requirements.  The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County.  The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and source.  There are more than 3,500 claimants, including Snowflake.  Native American tribes and the United States government contend that Snowflake’s withdrawal and use of water impermissibly interfere with water rights based on applicable U.S. federal law.  The prior owners of Snowflake deny this contention.  However, an adverse determination could restrict Snowflake’s access to water and may be materially adverse to us.

In January 2010, Quebecor World (USA)’s litigation trustee (“Quebecor”) filed a claim against us for alleged preferential transfers of approximately US$18.8 million.  The claim seeks the return of payments made by Quebecor to us in the ordinary course of their trade relationship in the 90 days prior to Quebecor’s Chapter 11 filing in December 2007.  We are one of 1,700 vendors of Quebecor who received payments totaling US$390.0 million during the preference period in which the litigation trustee has sought recovery.  The claim is made pursuant to the U.S. Bankruptcy Code which allows recovery of certain transfers made by the bankrupt debtor within the 90 days prior to the bankruptcy filing, subject to a vendor’s defenses. We believe we have a number of meritorious defenses and we will vigorously defend ourselves.

Furthermore, securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  We may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full.

We extend trade credit to most of our customers to facilitate the purchase of our products.  We rely on the creditworthiness of such customers.  Some of our customers operate in highly competitive, mature, cyclical or low-margin businesses. Some are highly leveraged financially or are experiencing negative cash flows such that they may need to refinance, restructure, file for bankruptcy protection or go bankrupt.  Volatile capital market conditions or illiquid financial markets may result in us having a higher preponderance of such customers during an economic downturn.  The failure of such customers to pay us promptly and in full under the terms of the trade credit we extend to them could have a material adverse effect on our business, financial condition, results of operations and cash flow and its ability to satisfy our obligations under our debt.

We are dependent upon certain of our management personnel.

The continuity of our operations is influenced strongly by our ability to attract and retain senior management with relevant industry experience.  Our ability to retain executive officers and the current management team will continue to be important to successful implementation of business strategy.  The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products.

Some customers have become sensitive to issues related to harvesting of old growth forests and require that we supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests, as validated by certification programs.  We have implemented an independent chain-of-custody system to verify that select paper products at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.  However, we may be required to establish additional or more stringent chain-of-custody certification programs to meet our customers’ demands.  This may increase our costs.  If we cannot successfully establish such programs, demand for our products may be adversely affected. Also, we may be the subject of organized boycotts or similar actions by environmental or other groups, which may adversely affect demand for our products.

Our insurance is limited and subject to exclusions.

We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own.  The insurance policies are subject to limits and exclusions.  Damage to or destruction of our facilities could result in claims that are excluded by our insurance policies or exceed the limits of our policies.

Our mills are located in seismically active areas.

Since Vancouver and the south coast of B.C. are located in a seismically active area, we are particularly susceptible to the risk of damage to or total destruction of four of our mills and the surrounding transportation infrastructure caused by earthquakes.  Furthermore, four of our mills are located directly adjacent to the ocean, and the south coast of B.C. is an area that could be susceptible to similar damage caused by tsunamis.  We may not be insured sufficiently to cover the total amount of any losses caused by an earthquake or tsunami.  In addition, our insurance against losses resulting from interruptions in our operations due to damage to or destruction of these mills or to major transportation infrastructure caused by earthquakes or tsunamis or other natural events, is subject to limits and deductions that may limit the amount recoverable.

Post-retirement plan obligations may affect our financial condition.

We maintain defined benefit pension plans and other post-retirement benefit plans for health care and life insurance.  As at December 31, 2009, the underfunded liability relating to the defined benefit pension plans was $119.1 million and the underfunded liability relating to other post-retirement benefit plans was $189.3 million.  Post-retirement funding requirements are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits.  In 2010, we are required to make a contribution of $0.8 million in excess of our annual pension expense to satisfy a portion of the underfunded liability of the defined benefit pension plan.  We expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan.  No assurance can be made that the plans’ underfunded liability will not be materially adverse to us in the future.

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Powell River and Port Alberni mills, have applied to the Labour Relations Board of British Columbia for a declaration that we are responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now Weyerhaeuser Company Ltd.).  Pacifica Paper Inc. acquired the Powell River and Port Alberni mills from MacMillan Bloedel Limited in 1998, and it was agreed as part of that transaction that MacMillan Bloedel Limited would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills.  We subsequently amalgamated with Pacifica Papers in 2001.  The Locals claim that the contractual relationships between the Company, Pacifica and MacMillan Bloedel Limited do not absolve us (as successor to Pacifica) from any obligations which may exist in respect of these certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills. We do not agree with the Locals’ position and will contest the Labour Board application.  If the Local’s application is successful, we could incur up to  $4 million annually in additional costs.  In that event, we will seek indemnification from Weyerhaeuser.

A change of legal control of the Company could be materially adverse to us.

We have issued and outstanding US$354.2 million principal amount of 2011 senior notes and US$250 million principal amount of 2014 senior notes.  On March 10, 2010, pursuant to an exchange offer by us, US$318.7 million of 2011 senior notes were exchanged for US$280.4 million of new 2016 senior notes, leaving US$35.5 million of 2011 senior notes outstanding.  The indentures governing the notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of the Company.  A Change of Control Triggering Event means the occurrence of both a “Rating Decline” and a “Change of Control”, as such terms are defined in the indentures.  Upon the occurrence of a Change of Control Triggering Event, we are obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date, as defined in the Indentures, and in accordance with the procedures set out in the Indentures.  If a Change of Control and a Rating Decline were to occur, we may not have sufficient resources to fund any required repurchase of notes.

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

In October 2006 Third Avenue Management LLC (“TAM”) announced that client accounts managed by TAM beneficially owned 81,503,313 of our common shares, representing 37.97% of the outstanding common shares, and that TAM exercised control or discretion over such shares as portfolio manager.  TAM also announced that it had authority to vote approximately 95% of such shares.  In connection with a rights offering completed in April 2008, client accounts managed by TAM acquired an additional 59,856,422 common shares.  As of March 11, 2010 TAM exercises control or direction over 129,297,001 common shares representing approximately 33.87% of the issued and outstanding common shares, and TAM has voting control over 119,535,373 common shares, representing 31.22% of the issued and outstanding common shares.

During 2007 we implemented a corporate restructuring which resulted in the reduction of approximately 565 positions across the Corporation, centralization of certain functions to Nanaimo, British Columbia and the relocation of our head office to Richmond, British Columbia.  This program resulted in total annualized cost savings of approximately $67 million.

Our fibre costs and supplies have been significantly affected by a number of events over the last three years.  In July 2007, British Columbia coastal forestry workers represented by the United Steelworkers of Canada union (“USW”) went on strike, affecting fibre suppliers representing approximately 42% of our fibre supply base.  As a result, we partially curtailed pulp and paper production at our Elk Falls mill and pulp production at our Crofton mill.  From September 1, 2007 to December 31, 2007 these curtailments resulted in an aggregate reduction of 106,100 tonnes of paper production and 44,200 tonnes of pulp and white top linerboard production at the Elk Falls mill and 10,500 tonnes of pulp at the Crofton mill.  Although the strike ended on October 21, 2007 continuing fibre related shortages resulted in the curtailment of the Elk Falls paper machine No. 1 into the second quarter of 2008.  Market related conditions caused the machine to remain down for the remainder of 2008.

The deterioration in the U.S. housing market and poor lumber market conditions in 2008 and 2009 resulted in the curtailment or permanent shutdown of a number of sawmills, reducing our fibre supplies.  Because we took extensive market related curtailment during 2008 and 2009, this reduction in available fibre did not affect our production levels in those years, other than the permanent closure of our Elk Falls pulp and white top linerboard operation in 2008.

In February 2008 we reached new labour agreements with the CEP locals at our Port Alberni mill, designed to achieve an $80 per tonne labour cost structure at the mill and resulting in $14.6 million of early retirement and severance costs.  To further lower operating costs at the mill, we committed to a $12 million investment in the thermo-mechanical pulp (“TMP”) facility at the mill, which will increase TMP capacity and displace higher cost de-inked pulp.  As a result, No. 4 paper machine was restarted in May 2008.  The TMP upgrade was completed in May 2009 at a total capital cost of approximately $8 million.

In February 2009 we announced the indefinite curtailment of our No. 2 and No. 5 paper machines at Elk Falls and our Crofton pulp operations due to market conditions, resulting in the layoff of approximately 700 employees.  We also announced a restructuring plan for Powell River which will result in a workforce reduction of 127 positions.  In April 2008 we announced the indefinite curtailment of our No. 1 paper machine at our Elk Falls mill (“E1”).  E1 had been temporarily idled in September 2007 due to a lack of wood fibre resulting from the B.C. coastal forestry workers strike.  This indefinite curtailment resulted in the reduction of our Elk Falls workforce by a total of approximately 145 employees, the majority through layoff.  At the same time we also announced workforce reductions at our Crofton mill of 82 positions as the mill took steps to improve its overall cost structure.

In February 2009, we announced a restructuring plan for our Powell River paper mill intended to improve cost competitiveness by targeting a labour cost at the mill of $80 per tonne.  The plan, expected to deliver an estimated annual cost savings of $13 million, was developed jointly with the CEP union Locals 1 and 76.  In May 2009, we announced further staffing reductions in light of the global economic recession and deteriorating economic conditions that forced production curtailments at our Elk Falls paper mill and Crofton pulp mill.  Approximately 100 staff positions were affected, including permanent reductions of 42 staff at our Richmond and Nanaimo offices and the indefinite layoff of 55 salaried staff at our Elk Falls paper mill and Crofton pulp mill.

In September, 2009 we reached agreement with the PPWC Local 2 union regarding manning structures and work practice changes in connection with the restart of one pulp production line at the Crofton pulp mill.

On April 10, 2008, we acquired from Abitibi Consolidated Sales Corporation its Snowflake, Arizona recycled newsprint mill for a total cost of $172.2 million, including working capital adjustments and transaction costs.  The mill has a total annual production capacity of 281,000 tonnes of newsprint and 65,000 tonnes of specialty paper.  The acquisition was financed through a combination of our revolving credit facility and a $125 million rights offering.  Under the rights offering each holder of record of our common shares as of the close of business on March 11, 2008 received one right for each common share held.  Each 1.285 rights entitled the holder to purchase a subscription receipt of Catalyst for an exercise price of $0.75 per subscription receipt.  Each subscription receipt was converted into one common share of Catalyst concurrent with the closing of the Snowflake acquisition.  The rights offering was supported by Third Avenue International Value Fund (“TAVIX”), our largest shareholder, pursuant to an oversubscription agreement, and by the backstop obligations of the two dealer managers.  The rights offering resulted in the issuance of 167,069,361 Catalyst common shares for gross proceeds of $125,302,021.

In June 2008, Smurfit Stone Container Corporation Enterprises Inc. (“SSCC”) notified us of its intent to cease operation of their corrugating medium machine at the Snowflake site.  The corrugating medium machine (“No. 2 PM”) is owned by SSCC and was operated by us under the terms of an operating agreement which terminated October 15, 2008.  Under the terms of the agreement, SSCC was required to reimburse us for employee severance and retraining costs associated with the closure, purchased all relevant inventories and removed No. 2 PM from the mill site.  The consequent workforce reduction of 101 employees partially mitigated the impact of the closure on the Snowflake operation’s cost structure.

In July 2008 we announced the permanent closure of the sawdust pulp and white top linerboard operations at our Elk Falls mill as a result of the unavailability of sawdust fibre.  The last day of operation was November 18, 2008.  Closure of these operations removed 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  We have incurred  total severance costs of approximately $18 million to date as a result of this closure and expect to incur an additional $2 million of such costs in 2010.  The associated after tax asset impairment charge was $101 million.

In July 2008 we replaced our $350 million revolving credit facility maturing July 2009 with our current $330 million ABL Facility.  The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes.  Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill.  The ABL Facility includes financial covenants to maintain shareholder equity above $639 million (as at December 31, 2008), to maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

In November 2008, we reached agreement on the renewal of collective agreements with the CEP union locals at our mills in Crofton, Campbell River and Powell River and with the PPWC union at our mill in Crofton.  The agreements have a four year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our stated goal of an $80 per tonne labour cost structure.

In 2009 we reached agreement with two of the unions at our Snowflake mill (the IBEW and USW) to extend the terms of our collective agreements with them from 2010 to 2011.

As a result of reduced customer demand and declining prices for our products, we took market-related curtailment at our paper and pulp operations during the year in order to match production to customer orders and manage inventories to appropriate levels.  The Elk Falls No. 1 paper machine (“E1”), which was first curtailed in September 2007, remained curtailed throughout 2009.  The Elk Falls No. 2 (“E2”) and No. 5 (“E5”) paper machines, were curtailed on February 23, 2009 and from February 1, 2009 to May 25, 2009 the Crofton No. 1 paper machine (“C1”) was curtailed.  On an annualized basis, this removed 526,000 tonnes of newsprint and specialty papers production at Elk Falls and 140,000 tonnes of newsprint at Crofton.  In the pulp segment, Crofton pulp operations were indefinitely curtailed on March 8, 2009 removing 403,000 tonnes of  pulp on an annualized basis.  As pulp prices began to recover in the third quarter of 2009, one of Crofton’s two pulp production lines was restarted on October 5, 2009, reinstating 222,000 tonnes of total production on an annualized basis.  The second pulp line at the Crofton mill was restarted on April 18, 2010, reinstating a further 181,000 tonnes of production on an annualized basis.  The two machines at Snowflake took periodic curtailment during the year and our paper recycling operation, which supplies machines with de-inked pulp, also took periodic curtailments in 2009.

The following table summarizes pulp and paper production curtailment in 2009:

2009 Production Curtailment (000 tonnes)	Specialty Printing Papers(1)	Newsprint(2)	Pulp(3)	Total
Q1	36.7	109.4	34.2	180.3
Q2	54.3	119.1	85.8	259.2
Q3	53.5	114.2	85.8	253.5
Q4	40.9	112.7	33.7	187.3
Total	185.4	455.4	239.5	880.3

(1)
Market related curtailment comprised 130,400 tonnes of specialty printing papers related to E2 which was indefinitely curtailed on February 23, 2009 and 15,000 tonnes of specialty printing papers related to E1 which has been curtailed throughout the year.

(2)
Market related curtailment comprised 138,500 tonnes of newsprint related to E1 which has been curtailed throughout the year and 187,900 tonnes of newsprint related to E5 which was indefinitely curtailed on February 23, 2009.

(3)	Market related curtailment comprised of 239,500 tonnes of market pulp, one line of which was curtailed from March 8, 2009 to October 5, 2009. The second line was curtailed in 2009 from March 8, 2009.

On November 20, 2009, we settled the arbitration proceeding relating to our 20 year energy services agreement with Island Cogeneration No. 2. Inc. (“ICP”).  This arbitration was a result of our declaration of force majeure under the energy services agreement due to the permanent closure of our Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.  This settlement terminated the energy services agreement and our contingent liability for energy not purchased.  Subject to subdivision approval, we have agreed to transfer to ICP land currently leased by ICP upon which its energy facility is located.  We have also granted certain easements and access rights to ICP to facilitate the independent operation of the energy facility.  In addition, ICP has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with ICP in that regard.

In October 2009, the B.C. Superintendent of Pensions granted us a five-year extension of the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of our defined benefit pension plans.  The extension is effective as of July 1, 2009 and amortizes our solvency contribution payment obligations over the ten year period ended December 2017, instead of the five year period ended December 2012.  As a result, our cash payments to the respective plans are expected to be reduced by $2.9 million for the second half of 2009, and $5.7 million for 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation which is required to be filed for the period ended no later than December 31, 2010.

On July 24, 2009, Powell River Energy Inc., in which we are a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to us.

Since 2003, we have engaged in ongoing discussions with the municipalities of North Cowichan, Port Alberni, Campbell River and Powell River (the “Municipalities”), the four British Columbia communities in which we operate paper mills, regarding the disproportionately higher property tax rates affecting major industry in those jurisdictions.  Prior to 1984, municipal tax rates on major industry in British Columbia were restricted to no more than 3.4 times the residential rate.  This cap was legislatively removed in 1984 and since then property tax rates for major industry in the Municipalities have risen to slightly above 20 times the residential rate in North Cowichan and approximately 10 times the residential rate in the other Municipalities.  In 2006, the Pulp and Paper Industry Advisory Committee, a sub-committee of the British Columbia Competition Council, noted that tax rates were disproportionately higher in British Columbia communities with a pulp and paper facility than in other jurisdictions with a pulp and paper facility, with British Columbia newsprint producers paying 2.1 times more in property tax per tonne produced than competitors in Central Canada and 2.4 times more in property tax per tonne produced than competitors in the United States.  Studies recently commissioned by us indicate that in 2008 we paid significantly more in property tax in the Municipalities than we consumed in services.

Despite our ongoing dialogue with the Municipalities, there were no material decreases in the property tax rates applicable to our operations in 2009.   As a result, in June 2009, we petitioned the Supreme Court of British Columbia for judicial review of the 2009 property tax rates in each of the Municipalities.  In these actions we sought declarations under Section 262 of the Local Government Act (British Columbia) that the tax rates for major industry are unreasonable and therefore beyond the jurisdiction of the Municipalities. Our petitions were dismissed in all four Municipalities with the exception of the Regional District portion of the Campbell River property tax (representing $400,000 of the total Campbell River property tax bill).  We appealed all four rulings.

On April 9, 2010, we reached an agreement in principle with the City of Powell River to reduce the property tax rate paid by our Powell River mill while assisting the city in reducing significantly its capital expenditures for future municipal service infrastructure.  Under the terms of the agreement, the city has committed that our annual property taxes payable to the city will not exceed $2.25 million for a period of five years.  In addition, we and the city have agreed to jointly pursue environmental permit amendments and related arrangements that would enable a 20-year service agreement valued at $750,000 annually in the first five years, under which we will treat the city’s liquid waste using the mill’s effluent system and burn the city’s bio-solids in our mill’s waste wood boiler.  We have also agreed to drop our appeal of the city’s 2009 municipal tax levy and paid into trust $2.5 million in outstanding 2009 municipal property taxes, including penalties and interest, pending the city’s completion of arrangements for implementing its 2010 business plan with the provincial government.

The first appeal relating to North Cowichan was heard in March, 2010 and on April 22, 2010 the Court of Appeal dismissed our appeal, declining to strike down the North Cowichan by-law, calling the “extreme imbalance” perpetuated by the North Cowichan a political problem requiring a policy decision by elected officials. We have sought leave from the Supreme Court of Canada to appeal the Court of Appeal's decision. We have abandoned our appeals of the decisions relating to the other municipalities. On April 28, 2010, we have paid all outstanding taxes, penalties and interest relating to our 2009 property taxes, which aggregated approximately $15.0 million, including the $2.5 million that had been paid into trust with respect to the City of Powell River taxes as set forth above.

On November 23, 2009, we offered to exchange our outstanding 8.625% senior notes due June 15, 2011 (the “Old Notes”) for US$256 million aggregate principal amount of new 10% senior secured notes (the “New Notes”) due December 15, 2016 and common shares of the Corporation.  In conjunction with the exchange offer, we also solicited the consent from the noteholders to amend the terms of the Old Notes by, among other things, eliminating substantially all of the negative covenants contained in the respective note indenture.  On January 25,  2010, we announced that we had amended the terms of the exchange offer to offer to exchange the Old Notes for up to US$311.7 million aggregate principal amount of 11% senior secured notes due December 15, 2016 (the “Revised New Notes”), deleted the common share component of the exchange offer and enhanced the security underlying the Revised New Notes.  We also announced that we had entered into a support agreement with an ad hoc group of  holders of the Old Notes holding US$101.3 or 28.6% of the outstanding Old Notes.  The members of the ad hoc committee agreed to tender their Old Notes into the amended exchange offer, subject to the terms of the Support Agreement.  On March 1, 2010 we announced that US$318.7 in principal amount of Old Notes, or 89.96% of the outstanding Old Notes, had been validly tendered under the amended exchange offer.  On March 10, 2010 we issued US$318.7 principal amount of Revised New Notes.  As of that date, US$35.5 aggregate principal amount of Old Notes remained outstanding and the indenture governing the Old Notes was amended to remove substantially all of the negative covenants thereunder.

In October 2009, we were allocated $18 million of credits under the Canadian federal government’s “Green Transformation Program”.  To access these credits, we are required to submit capital project proposals that will improve energy efficiency and environmental performance at any of our mills in Canada for pre-approval no later than March 31, 2012.  Funding will be applied as capital expenditures are incurred towards approved projects.  In addition to these projects, capital spending for basic maintenance of business is expected to be approximately $20 million in 2010.  We also expect to incur capital spending of approximately $18 million related to two projects that are focused on energy efficiency and cost reduction.  We expect to fund these projects by utilizing $18 million of available Green Transformation Program credits.  During 2009 and continuing into 2010, capital spending was and is expected to remain at historically low levels.  We expect that based on current production capacity, these low levels are not sustainable over the longer term.  Over the past five years our capital expenditures on continuing operations have totalled approximately $328 million.  In the year ended December 31, 2009, approximately $12 million was spent on various environmental, maintenance of business and discretionary projects.  The following table summarizes capital expenditures on continuing operations over the past five years:

(In millions of dollars)	2005	2006	2007	2008	2009	Total

Paper 1	73	83	75	39	11	281
Pulp	22	10	11	3	1	47
Continuing Operations	95	93	86	42	12	328

1	The paper segment includes capital expenditures related to Powell River Energy Inc. (“PREI”). We consolidate 100% of PREI effective January 1, 2005.

On January 25, 2010 our Board of directors accepted the resignation of our President and Chief Executive Officer, Richard Garneau, who will be leaving us at the end of May, 2010.  Our board of directors has appointed a search committee with the mandate of identifying a successor.

B.	Business Overview

We are a leading producer of specialty printing papers and newsprint in North America.  Our specialty printing papers include lightweight coated (“LWC”) and uncoated mechanical grades, such as soft-calendered, machine-finished high-brights and super-brights, and telephone directory papers.  We are the largest producer of specialty printing papers and newsprint, and the only producer of lightweight coated paper, in western North America.  We also produce market pulp and we operate the largest paper recycling operation in western Canada.

Our five pulp and paper operations are located at Crofton and Campbell River (Elk Falls) on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, Powell River on the west coast of the British Columbia mainland, and at Snowflake, Arizona.  Our paper recycling operation is located in Coquitlam, British Columbia.

The chart below represents our expectation as to the division of total mill capacity in 2010, in thousands of tonnes, among the different product lines that can be produced at each mill.  Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

Mill	Newsprint	Directory Paper	Other Uncoated Mechanical Specialties	LWC Paper	Paper Sub-total	Total Pulp	Total

Crofton(1)(2)	234,000	183,000	-	-	417,000	403,000	820,000
Elk Falls(2)	373,000	-	153,000	-	526,000	-	526,000
Port Alberni	-	112,000	-	231,000	343,000	-	343,000
Powell River	104,000	-	368,000	-	472,000	-	472,000
Snowflake	281,000	-	65,000	-	346,000	-	346,000
Total	992,000	295,000	586,000	231,000	2,104,000	403,000	2,507,000

(1)
We indefinitely curtailed pulp production at our Crofton mill, effective March 8, 2009, removing the equivalent of 403,000 tonnes on an annualized basis, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.  In October, 2009 one line of pulp production was restarted, reinstating 222,000 tonnes on an annualized basis, and in April, 2010 the second line of pulp production was restarted, reinstating a further 181,000 tonnes on an annualized basis, based on 2010 capacity.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

(2)
We have indefinitely curtailed the E1, E2 and E5 paper machines at Elk Falls, removing the equivalent of 153,000 tonnes of specialty printing papers and 373,000 tonnes of newsprint annually, and the C1 paper machine at Crofton, removing 140,000 tonnes of newsprint annually.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailments.

Our paper recycling operation has a production capacity of 175,000 air-dried tonnes of de-inked pulp, the majority of which is consumed internally.

Specialty Papers

Our specialty printing papers can be manufactured on all but one of our paper machines.  The specialty paper business segment has a total annual production capacity of 1,112,000 tonnes.

Specialty printing paper products represent our largest business segment, generating 68% of our 2009 consolidated sales revenue.  Our customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers.  Specialty printing paper products are sold primarily through our sales and marketing personnel in North America, and through distributors and agents in other geographic markets.  In 2009, 92% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be currently manufactured on five paper machines in British Columbia at Crofton, Elk Falls and Powell River and two paper machines in Snowflake, Arizona.  The newsprint business segment has a current total annual production capacity of 992,000 tonnes.

Newsprint sales generated 26% of our 2009 consolidated sales revenue.  The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America.  In 2009, 74% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of northern bleached softwood kraft (“NBSK”) pulp manufactured on two production lines at our Crofton mill which has a total annual production capacity of 403,000 tonnes.  Of this amount, 343,000 represents market capacity with the remainder being consumed internally.  Prior to November 18, 2008, our pulp segment included sawdust-based pulp and white top linerboard manufactured at the Elk Falls mill.  The pulp business segment had a total annual NBSK production capacity of 403,000 tonnes in 2009 and total NBSK pulp, sawdust-based pulp and white top linerboard production of 734,000 tonnes in 2008.

Pulp sales generated 6% of our 2009 consolidated sales revenue.  In 2009, 96% of our pulp sales volumes were with customers in Asia and Europe.

The pulp customer base is located primarily in Asia and Europe and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.  Pulp is sold primarily through sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

The following tables set out our total revenues by product and geographic market for each of the last three financial years:

Paper Sales
(In millions of dollars)	Year Ended December 31
	2007	2008	2009

United States	$857.9	$1,026.4	$829.2
Canada	181.7	196.8	147.2
Latin America	121.5	140.5	85.1
Asia and Australia	90.5	99.9	66.7
Europe and Other	6.0	1.2	4.8
	$1,257.6	$1,464.8	$1,133.0

Pulp Sales
(In millions of dollars)	Year Ended December 31
	2007	2008	2009

United States	$47.0	$50.6	$3.0
Canada	14.5	12.6	0.3
Latin America	36.7	29.5	1.0
Asia and Australia	242.2	191.6	47.6
Europe and Other	116.6	100.3	16.8
	$457.0	$384.6	$68.7

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets.  Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States.  The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 28% of the world’s consumption for coated mechanical paper, 35% for uncoated mechanicals and 19% for newsprint.

For the years ended December 31, 2009 and 2008, specialty paper accounted for 68% and 54% of our consolidated net sales revenue, respectively, and newsprint accounted for 26% and 25% of our consolidated net sales revenue, respectively.  In 2009, one customer represented more than 10% of our consolidated net sales revenue from newsprint (10.1%).  Specialty printing paper and newsprint markets are not subject to significant seasonal fluctuations.

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

For the year ended December 31, 2009, pulp accounted for 6% of our consolidated sales revenue, and in the year ended December 31, 2008, pulp and white top linerboard accounted for 21% of our consolidated sales revenue (including revenue from our Elk Falls pulp and white top linerboard operations, which were permanently closed in November 2008).

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

Fibre Supply

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers.  Our fibre supply comes primarily from residual wood chips and sawdust from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2009 sawmill wood chips comprised 76% of the fibre supply for our B.C. pulp and paper operations.  The remainder was comprised of pulp logs (15%) and recycled de-inked pulp (9%).  The supply contracts with certain suppliers were negotiated for indefinite ("evergreen") terms when certain of our timber and processing assets were sold.  Five wood chip, log and sawdust suppliers provided 48% of our fibre supply in 2009.  In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills.  These suppliers provided an additional 14% of our fibre supply.  Together, these long-term supply agreements provided approximately 62% of the fibre supply for our pulp and paper operations in 2009.

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

For the past three years we experienced fibre shortages as a result of a strike by coastal loggers and deteriorating lumber market conditions.  See “Three year History – Fibre Costs and Supply” and “Permanent Closure of Elk Falls Pulp Mill”.  Because we took extensive market related curtailment during 2008 and 2009, these fibre shortages did not affect our production levels in those years, other than the permanent closure of the Elk Falls pulp and white top linerboard operation in 2008.  However, if demand for our products increases significantly there is no assurance that we could obtain sufficient fibre to operate at full capacity.

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

During the past four years, we have implemented a chain of custody system to certify our wood fibre supply.  Over 50% of our fibre basket comes from forests with certification under the Program for the Endorsement of Forest Certification (“PEFC”).  PEFC is an independent non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes.  The PEFC standard is a third party audited system that identifies the source of wood fibre and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system.  About 20% of our total fibre basket comes from recycled sources such as old newspapers and magazines.  In 2009 we achieved Forest Stewardship Council (“FSC”) certification at our Snowflake mill and the de-inked pulp produced at our paper recycling is FSC certified.

Competitive Strengths

We believe that we have the following competitive strengths

•
Cost-Competitive Manufacturing.  Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs.  We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products.  There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs.  In each of 2008 and 2009 we announced restructuring programs that resulted in workplace reductions at a number of our mills.  Over the past six years, capital expenditures of approximately $387 million have been directed primarily towards shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

•
Strong Market Position.  We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 2.5 million tonnes of paper and pulp.  We are the only producer of lightweight coated and supercalendered papers in western North America and the largest producer of glossy paper in the region.  In addition, we own the largest paper recycling operation in western Canada.  At Snowflake we produce 100% recycled paper that has FSC certification.

•
Diversified Product Mix and Product Development.  We are focused on optimizing our product mix by developing higher value grades, which allow us to exploit niche opportunities in the marketplace.  During 2009 we broadened the product mix at our Snowflake mill to include a small amount of recycled uncoated mechanical grades on the mill’s two paper machines which had previously been limited to recycled newsprint.  In recent years, we have introduced new product lines which include Electraprime™, Electrastar™  and Electrabrite Lite, and most recently Electracote Brite.  Our Electraprime™ grade is a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades.  It is used primarily for advertising inserts and flyers.  Our Electrastar™ product is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers.  Electrabrite Lite is a lighter basis weight, high-brightness product that is used by newspapers and retailers.  Electracote Brite is a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades.  These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades.  We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•
Diversification.  The acquisition of the Snowflake mill enhanced our geographic, fibre and currency diversification while increasing our market share.  The Snowflake mill is the only mechanical papers mill within a 1,600 kilometre (1,000 mile) radius.  This provides delivery and customer service advantages in key western American states with large and growing metropolitan populations such as Phoenix, Arizona, Los Angeles and San Diego, California and Denver, Colorado.  The mill’s primary raw material is ONP.  ONP is exposed to different market forces than the woodfibre used by our virgin fibre newsprint mills in Canada.  Current challenges in the U.S. housing market have reduced sawmilling activity, which in turn has reduced the availability of virgin fibre in Canada.  While ONP is also subject to market forces, these generally differ significantly from the primary drivers of virgin fibre cost and availability.

The Snowflake mill also provides us with a natural hedge against fluctuations in the Canadian to U.S. dollar exchange rate.  As a U.S. based facility, the Snowflake mill’s margins have not been impacted in the way that Canadian mills have as a result of the recent strengthening of the Canadian dollar relative to the U.S. dollar.

•
Efficient Supply Chain Management Practices.  Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping.  Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest.  Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels.  We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our four British Columbia manufacturing sites and then ships via rail, truck and container to our customers.  This allows us to choose the most cost effective transportation mode in conjunction with customer requirements.  We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software.  We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.  At Snowflake we balance inbound ONP paper with outbound finished product deliveries to minimize transportation costs.

Business Strategy

Our long term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs, conserving cash and optimizing our brands and customer base.  Key principles of our strategy include:

•
Cost Competitive Manufacturing.  Our manufacturing costs are key to being competitive over the long term and we are focused on reducing those costs and improving our margins.  We continually examine all areas of our business for cost reduction opportunities.  Over the past several years we have sought to reduce our per unit cash costs by improving machine productivity through initiatives such as our asset reliability program, improvements in grade development and improved operator technical training.  We have directed capital expenditures towards higher margin products and projects that reduce unit production costs.  We have developed expertise in the production of lightweight papers, reducing our fibre costs and shipping, storage and handling expenses.  We have also made significant workforce reductions over the last two years.

•
Re-aligning Labour Cost Structure.  We have established a target labour cost structure of $80 per tonne at each of our mills.  Our 2008 agreements with the CEP at our Port Alberni mill provided a structure to achieve this target at the mill.  In addition, our agreements with the CEP at Crofton, Elk Falls and Powell River and PPWC at Crofton include a commitment to complete plans which will assist us in reaching the target at those mills as well.  In February, 2009 we reached an agreement with the two CEP locals at Powell River which will facilitate achieving this goal.  Discussions continue with the locals at the other mills.  Our Snowflake mill has the manning structure needed to achieve the $80 per tonne target and continues to work toward that goal.

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

In 2008 and 2009, we targeted growth in sales of our uncoated mechanical grades.  These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled us to offset to some extent the declines in newsprint and directory demand seen over recent years.  Over the past several years, due to the flexibility of our machines, growth in uncoated grades has been achieved with minimal capital costs.  Due to falling demand for uncoated grades in North America in 2009 and curtailment of our Elk Falls E2 paper machine, growth trajectory was disrupted but our market share gains remained similar to 2008 levels.  Additionally, in 2008, we developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at competing with traditional coated mechanical number four grades.

•
Be the Preferred Supplier for our Customers.  In 2009, we focused further on advancing our preferred supplier status with key customers by continuing to improve the consistency, runability and reliability of our products, and our on-time delivery service.  This resulted in the lowest number of quality and service complaints for most of our products in our history.  We have continued using a chain-of-custody system to certify our wood fibre supply.  The chain-of-custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains fibre originated from well-managed forests.  In 2007, we launched “Catalyst Cooled™”, a product line whose manufacture results in no net carbon emissions.  This product is designed for customers who do not want their paper to contribute to carbon emissions.

C.           Organizational Structure

We own all of the issued and outstanding shares of the following principal subsidiaries as of December 31, 2009:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company	Arizona

We are a partner of the British Columbia general partnership Catalyst Paper.  We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder.  We also own 50.001% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill.

D.	Property, Plant and Equipment

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 13 paper machines at five mill locations.  Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“C1”)	Specialty/Newsprint
Paper Machine No. 2 (“C2”)	Specialty
Paper Machine No. 3 (“C3”)	Specialty/Newsprint

Elk Falls	Product
Paper Machine No. 1 (“E1”)	Specialty/Newsprint
Paper Machine No. 2 (“E2”)	Specialty
Paper Machine No. 5 (“E5”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“A4”)	Specialty
Paper Machine No. 5 (“A5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“P9”)	Specialty
Paper Machine No. 10 (“P10”)	Specialty
Paper Machine No. 11 (“P11”)	Specialty/Newsprint

Snowflake	Product
Paper Machine No. 1 (“S1”)	Specialty/Newsprint
Paper Machine No. 3 (“S3”)	Specialty/Newsprint

Our 2010 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
		Year ended December 31
Mill	Annual Capacity	2009	2008

Crofton(1)	417	358	365
Elk Falls(1)	526	52	363
Port Alberni(2)	343	290	268
Powell River	472	456	446
Snowflake(3)	346	233	215
	2,104	1,388	1,657

(1)
We have indefinitely curtailed all of our paper machines at Elk Falls and our No. 1 paper machine at Crofton, displacing the equivalent of 526,000 tonnes of uncoated newsprint and uncoated mechanical paper capacity from Elk Falls on an annualized basis and 140,000 tonnes of annual newsprint production from Crofton.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

(2)	Paper machine No. 4 at Port Alberni was curtailed until May 2008. The capacity noted above has not been adjusted to reflect this curtailment.

(3)	The Snowflake mill was acquired on April 10, 2008. Net production for 2008 reflects production for the period April 10, 2008 to December 31, 2008.

Crofton

Crofton's capacity is 417,000 tonnes of newsprint and directory paper.  C1 at Crofton was curtailed from February 1, 2009 to May 25, 2009.  It was again indefinitely idled commencing January 21, 2010.  The capacity noted above has not been adjusted to reflect this curtailment.

The Crofton paper mill’s three paper machines were put in operation in 1964, 1968 and 1982.  C1 and C3 are capable of producing either newsprint or directory paper as market conditions warrant and C2 is dedicated to producing lightweight directory paper.  All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces.

Modifications made to C2 in 1999 enable the Crofton mill to produce an innovative directory paper at the lowest industry basis weight.  This directory paper has improved consistency, runability and printability.  Crofton also makes directory paper on C3 and has the capability to make it on C1.

Pulp furnish for the paper mill is supplied by a three-line TMP mill, consisting of Andritz twin mainline refiners, and de-inked pulp from our paper recycling operation.

In 2007 we spent $4 million to complete a project that changes the way de-inked pulp was shipped to and handled at the mill.  Also in 2007, approximately $4.2 million was spent on C1 to upgrade the dryer system which has resulted in increased productivity due to higher machine speeds and a reduction in drying steam.  This upgrade has also enabled the machine to make lighter basis weight paper.

In 2008 we spent $1.4 on certain automation projects at the mill designed to reduce our operating costs.

Elk Falls

Elk Falls' annual capacity is 526,000 tonnes of newsprint and uncoated specialty printing papers.  Throughout 2009 our No. 1 paper machine at Elk Falls remained indefinitely curtailed.  On February 23, 2009 we indefinitely curtailed paper machines No. 2 and No. 5 at Elk Falls.  Collectively, these curtailments have resulted in the removal of 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

The three paper machines were put into operation in 1952, 1957 and 1982 and produce newsprint, soft-calendered and machine finished high-bright specialties papers.  All machines were installed with, or converted to, twin-wire sheet formation.

Prior to its indefinite curtailment, Elk Falls had broadened its range of uncoated mechanical specialty printing papers to meet the needs of commercial printers and retailers.  The mill had met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish.  The soft-nip calendering system on E2 provides for improvements to the sheet’s smoothness and printability.  Glossy specialty printing papers produced from this machine and marketed under the ElectraSoft™ and ElectraCal™ labels are used mainly by the commercial print market for advertising flyers and newspaper supplements.

Pulp furnish for the Elk Falls mill is supplied from the mill's seven-line TMP mill.

In 2007 we spent $9.9 million on automating our wrapping and product handling equipment at the mill.

Port Alberni

Port Alberni's annual capacity is 343,000 tonnes of directory paper and lightweight coated paper.

The Port Alberni paper mill has two paper machines.  One was put into operation in 1957, and the other in 1968.  In September 2007 we indefinitely curtailed A4, displacing 134,000 tonnes of 45.0 gsm equivalent paper production.  In May 2008 we re-started A4 and commenced an $8 million upgrade to the mill’s TMP facility, which we completed in May 2009.  The upgrade will increase the TMP facility’s capacity and displace higher cost de-inked pulp.

A5 is the only lightweight coated paper machine in western North America.  Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant and from our paper recycling operation.  We have installed equipment at the Port Alberni mill to allow us to use crumb de-inked pulp from our paper recycling operation in telephone directory paper and crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 472,000 tonnes of newsprint and uncoated specialty papers.  The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981.  These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint.  In 2004, we upgraded P10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades.  We have dedicated P9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively.  We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.

We spent $2.1 million in 2008 to automate our wrapping operations at the mill.

Pulp furnish for the paper mill comes primarily from a TMP plant.  The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

We own, through our wholly owned subsidiary Catalyst Paper Energy Holdings Inc., 50.001% of Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts.  Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates until 2011.  Powell River Energy's hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions.  In 2011 we have the option to renew this fixed rate agreement for approximately 50% of the power currently produced by Powell River Energy.  Alternatively we could elect to operate under the terms of a Minister’s Order pertaining to Powell River Energy which would approximate the current power supply arrangements to the mill.

Snowflake

We acquired the Snowflake mill in April 2008.  Snowflake's annual capacity is 347,000 tonnes of recycled newsprint and uncoated specialties.  Snowflake was periodically curtailed throughout 2009.

The Snowflake mill has two paper machines, which were put in operation in 1961 and 1975.  A third paper machine, which produced corrugating medium, is owned by a third party and discontinued operations in October 2008.  See “Three Year History - Closure of Smurfit Stone Container Corporation’s Corrugating Medium Machine at the Snowflake Mill”.  Up until late 2009, the Snowflake mill’s paper machines produced recycled newsprint exclusively, with basis weights of 45 g/m2 accounting for the bulk of production, and with the majority of the mill’s sales to customers based in California, Arizona, Texas, Nevada and Mexico.  Snowflake’s proximity to this customer base reduces freight costs and currently 80% of shipments are transported by truck with the remaining 20% transported by rail.  In late 2009 we began producing Electrabrite Lite at Snowflake and are now shipping this grade to freight logical retailers and commercial printers who were previously supplied from one of our mills in British Columbia.  This has resulted in two significant benefits:  freight cost reductions and increased run-time at Snowflake.

In 2008 Snowflake substantially completed a $7 million multi-year project that upgraded the mill’s No. 2 power boiler and associated components to allow the consumption of lower cost, lower energy content coal.  A supply of suitable low-cost coal is secured under a contract that expires in December, 2016.

The mill relies on recycled paper, primarily ONP, as its fibre source.  The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.  25% of the mill’s ONP is secured under contract with AbitibiBowater Recycling until April 2011.

The Snowflake acquisition included the assets of The Apache Railway Company (“Apache”).  Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona.  Snowflake uses Apache to transport coal for one of its boilers and to transport a portion of its finished goods.  Apache has 72 kilometres (45 miles) of main line tracks and 12.8 kilometres (8 miles) of rail yard tracks on 209 hectares of land.  Apache owns six operating locomotives and leases its rail cars.  The majority of Apache’s revenue is derived from the Snowflake mill with the remainder from the transport of oil, corn, soybean, lumber and wood chips.  Apache employs 22 people.

Pulp

Pulp Operations

We manufacture market pulp at our Crofton mill.  Prior to November 2008 we manufactured market pulp and white top linerboard at our Elk Falls mill.  We permanently closed the Elk Falls pulp and white top linerboard operations in November 2008.  On March 8, 2009 we indefinitely curtailed our Crofton pulp operations due to market conditions, but restarted one line, representing 222,000 tonnes of annual production, on October 5, 2009 and the second line, representing a further 181,000 tonnes of annual production, in April, 2010.

Our pulp and white top linerboard capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

			Year ended December 31
	Mill	Annual Capacity	2009 Production	2008 Production

Pulp 1	Crofton	403	88	304
	Elk Falls	--	--	113
		403	88	417
White top linerboard	Elk Falls	--	--	87
Total		403	88	504

1
In 2009, as a result of the permanent closure of our Elk Falls pulp facility, our total pulp capacity is 403,000 tonnes, of which 343,000 tonnes is designated as market pulp, with the remainder being consumed internally.  The capacity noted above does not reflect the curtailments of the Crofton pulp mill.

The Crofton kraft pulp mill is a two-line mill.  The first line began operating in 1957 and the second in 1965.  At December 31, 2009 total annual pulp production capacity was 403,000 tonnes, of which 343,000 tonnes was market pulp capacity.  We indefinitely curtailed pulp production at the mill in March 2009, and restarted one line in October, 2009, reinstating 222,000 tonnes on an annualized basis and restarted the second line of pulp production in April, 2010, reinstating a further 181,000 tonnes on an annualized basis. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system.  This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature.  This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces NBSK pulp.   One grade is a low coarseness fine fibre pulp.  This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers.  This pulp is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers.  The other pulp grades produced are made from spruce, pine and fir (“SPF”), coastal hemlock and Douglas fir species.  These grades have high intrinsic strength and bulk, and are used in a variety of printing and writing papers and a range of specialty papers.

Paper Recycling Division

We acquired our paper recycling operation, western Canada’s largest paper recycling operation, in 2003.  The facility recycles old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper.  The plant was constructed in 1990.  Its current production capacity is 175,000 air-dried tonnes of pulp per year.  Average annual production in the last three fiscal years was approximately 138,000 air-dried tonnes per year.  The operation supplies 100% of our Canadian de-inked pulp requirements.

In June 2007 our paper recycling operation completed a crumb de-inked pulp project which enables the delivery of de-inked pulp in crumb form to our mill operations by truck, rail and barge.  This project increased the capacity of the paper recycling operation, reduces energy use, generally eliminates all packing material and warehouse handling and lowers the mills’ labour cost structure.

The waste paper furnish for our paper recycling operation is purchased in western Canada and the western United States.  In 2009, approximately 50% of the furnish was sourced in British Columbia, 26% in the balance of western Canada and 24% in the United States.

As a result of the indefinite curtailment of paper machine No. 1 at Crofton in January, 2010, a significant user of de-inked pulp, the paper recycling operation was indefinitely curtailed in mid-February, 2010.

Properties

Our head office is located in leased premises in Richmond, British Columbia.  The lease covers an aggregate of 31,790 square feet and expires March 31, 2018.

We lease the land and buildings where our paper recycling operation is located.  The lease expires November 30, 2023, subject to one 10 year renewal option, and includes an option to purchase and a right of first offer in the event the landlord wishes to sell the land to a third party.  We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which lease terminates in June 2014, subject to further options to renew.  We lease the premises for our Nanaimo office pursuant to two leases, one of which expires in September, 2010 and the other expires in August 2012.  Both of these leases are subject to one option to renew for three years each.  We also lease certain lands surrounding our Snowflake mill, intended to operate as a buffer zone.

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

Our Crofton, Elk Falls, Powell River and Port Alberni properties are subject to a first lien in favour of the holders of our 11% senior secured notes due 2016 and a second lien in favour of the lenders under our ABL Facility.  Our Snowflake and Apache Railway properties are subject to a first lien in favour of our lenders under our ABL Facility and a second lien in favour of the holders of our 11% senior secured notes due 2016.

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

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions.  Substances that have been targeted include particulates, sulphur dioxide and greenhouse gases.  A number of those initiatives are described below.

Recycled Content in Mechanical Paper

We are a major supplier of newsprint, directory and other mechanical printing papers to western North America.  The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon - newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western United States and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through paper manufactured at our Snowflake mill which is made from 100% recycled paper.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste.  Most non-recyclable waste is disposed of at on-site landfills.  Based on current practice we have at least twenty years’ capacity in the landfill at Port Alberni, five years at Crofton and Snowflake, ten years at Elk Falls and approximately four years at Powell River.  We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.  Elk Falls submitted a permit amendment application in 2008 to the B.C. Ministry of Environment to expand their landfill.  A decision is expected by the end of 2010.  Powell River’s application to amend its permit to expand its landfill was approved in 2008.  The amended permit has been appealed by local residents.  The Environmental Appeal Board heard the appeal in 2009 and a decision is expected in 2010.

Effluent

In 2003 we began an initiative to reduce water use at all facilities.  These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs.  We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis.  In 2009, our water use remained approximately the same as 2008, due to numerous market curtailments, declining waste paper quality and process related issues.

The Snowflake mill recycles 100% of its treated waste water by using the water for irrigation on farm land owned by the mill.  Feed crops are grown and sold to local farmers.

Air Emissions

Over the past fifteen years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure.  This includes odour collection and treatment systems and new precipitators at Crofton and Elk Falls, a fluidized bed boiler conversion at Port Alberni and a fluidized bed boiler at Powell River.  Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates and other criteria air contaminants.

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act.  The priority air pollutants include particulate matter (“PM”) and sulphur oxides (“SOx”).  The emissions targets developed by the industry and Environment Canada, are essentially those proposed by an industry coalition.  Under the targets Crofton may have to make PM and SOx emission reductions.

The Snowflake mill upgraded emissions control equipment on its main power boiler in 2008, improving its ability to capture both particulates and sulphur oxides and enabling it to revert to the use of higher sulphur content and more economical coal supplies.  Snowflake may be affected by the development of new industrial boiler emission standards proposed by the U.S. Environmental Protection Agency.  The new rule is expected to be proposed in 2010.  Depending on the contents of the new rule Snowflake may be required to further upgrade its boiler emissions control equipment.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements.  Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill, which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source is coal.  At our Canadian operations, however, direct GHG emissions were down 85% in 2009 relative to 1990 levels on an absolute basis (74% on an intensity basis).  A portion of the 2009 improvement resulted from extensive market curtailments and the resulting reduction in fossil fuel consumption.  We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008 and 2009, and we continue to offer Catalyst Cooled™ manufactured carbon neutral products.  By virtue of early responses and rigorous carbon accounting, we believe we are well positioned relative to developments such as the implementation of a carbon tax in British Columbia during 2008, and to potential carbon related monetization opportunities.  In February 2008, the B.C. government announced a broad based carbon tax on fossil fuels, commencing July 1, 2008.  The tax rate is scheduled to increase from $10/tonne CO2e to $20/tonne on July 1, 2010.

The federal government of Canada has indicated its intent to also regulate GHG under the Canadian Environmental Protection Act.  The forest products sector is named as one of the targeted sectors for regulation.  In January 2010 the Federal Government, as part of its commitment to the Copenhagen Accord, announced a GHG target of 17% reduction by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on this initiative will be, as the announced targets are not yet law.  The finalization of the legislation will coincide with the development of the US climate change policy, which is expected to occur sometime in 2010.

The Province of British Columbia is a signatory to the Western Climate Initiative (“WCI”), an organization of four provinces and six U.S. states, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim targets of 6% by 2012 and 18% by 2016.  These targets, now enshrined in legislation, would begin in 2012 and the reductions will be accomplished primarily through the implementation of a cap and trade system.  The B.C. forest products industry will be one of the targeted sectors.  The WCI and B.C. are currently developing regulations to achieve their goals.

On November 25, 2009 the B.C. GHG Reporting Regulation was passed by the B.C. Government and became effective on January 1, 2010.  The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHG’s per year plus a third party verification for facilities that release 25,000 tonnes or more.  This new regulation will affect at least 3 of the 5 Catalyst Paper mills.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions.  An energy and climate change bill was passed by the House in June 2009 with a target reduction of 17% below 2005 by 2020 and 83% lower by 2050.  The Senate is currently reviewing this bill with a vote expected later this year.  On December 29, 2009 the EPA’s Mandatory Reporting of Greenhouse Gases Rule came into effect.  This will require the Snowflake mill to install a continuous monitor on their power boiler stack to monitor and report on carbon dioxide emissions.  The EPH also announced in March 2010 that it will make a decision later in 2010 on the amount of GHG facilities can emit before having to include limits for their emissions in their permits, although permits will not be required before January, 2011.

The first annual report on GHG emissions for B.C. mills and Snowflake is due by March 31, 2011.

It is too early to determine the full impact on us of these regulatory proposals and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme.  As in the case of the federal policy development, the WCI and B.C. climate change policies may be rolled into a North American policy.  Our priorities are to ensure that we receive appropriate recognition for the reductions already achieved at our Canadian operations and to ensure that cogeneration from renewable fuels is adequately recognized.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change related concerns.  If and to the extent we operate or offer our products for sale in such jurisdictions we may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.

In 2009, we spent approximately $0.4 million on environmental capital projects.  We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $3.4 million in 2010.  While we believe that our estimate for environmental projects for 2010 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

Contaminated Sites

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

We are not aware of any sites or land parcels which are considered contaminated under B.C.’s contaminated sites legislation.  However the scope and cost of remediation of any of our exiting mill site should such site cease to be an operating mill is unknown and could result in a material adverse effect on us depending upon the remediation required and the intended future use of the site.

Social Responsibility

Fibre Certification Chain of Custody

We have implemented a chain of custody system to verify that select paper products made at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.

We implemented a similar chain of custody system at our paper recycling division under the Forest Stewardship Council (“FSC”) standard in 2006.  Under this certification, a percentage of our recycled fibre is certified as post consumer waste and represents an FSC de-inked pulp supply for certain of our manufacturing sites. In December 2009 FSC awarded a five year group certificate to the Coast Forest Initiative (of which Catalyst is a member).  This enables an additional FSC certified fibre source in British Columbia for use in our fibre stream.  An FSC chain of custody system was implemented in Snowflake in April 2009.

In 2009, we also obtained chain-of-custody certification from the Programme for the Endorsement of Forest Certification for our four Canadian paper mills.

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

This complements our voluntary initiative with World Wildlife Fund Inc. and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (“GETF”) to reduce CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010 primarily through energy conservation measures.  Our 2009 absolute greenhouse gas emissions were 85% below 1990 levels largely as a result of production curtailments.

In 2009, we were named for the third consecutive year a Climate Disclosure Leader for exceptional transparency relating to climate change.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with World Wildlife Canada to transition to direct measurement of priority emissions.  Under this clean production initiative, testing of actual emissions has been found to frequently be less than previous estimates based on data derived from emission factors.  Preliminary work has also extended to procurement of chemicals and reductions of substances of concern.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2009.

2009 annual overview

General overview

Very weak North American advertising spending, compounded by structural changes, primarily in the newsprint and directory segments, caused unprecedented declines in demand and prices for our products during 2009.  To address the ongoing deterioration in our markets, we curtailed production of 48% of our 2009 newsprint capacity, 16% of our 2009 specialty printing papers capacity, and 70% of our 2009 total market pulp capacity during the year, continued to focus our efforts on improving our cost structure, and actively pursued cash conservation.  Despite these measures, our operating and net earnings, cash flow, and liquidity were severely affected by lower prices and sales volumes and by the strengthening of the Canadian dollar in the second half of the year.

Financial performance

We recorded a net loss attributable to us of $4.4 million and a net loss attributable to us before specific items of $58.8 million in 2009, compared to a net loss attributable to us of $219.8 million and a net loss attributable to us before specific items of $25.6 million in 2008.  The net loss attributable to us in 2009 included an after-tax foreign exchange gain of $64.0 million on the translation of U.S. dollar-denominated long-term debt, an after-tax gain on cancellation of long-term debt of $26.1 million, after-tax restructuring costs of $12.5 million, an after-tax impairment change of $13.1 million related to excess machine capacity in 2009, an unfavourable tax adjustment of $8.6 million and after-tax fees of $1.5 million related to the bond exchange.  EBITDA in 2009 was $103.5 million compared to $159.4 million in 2008.  EBITDA before specific items was $121.4 million, compared to $189.5 million in 2008.  Specific items in 2009 included restructuring costs of $17.9 million, compared to restructuring costs of $30.1 million in 2008.

Note Exchange Transaction

On November 23, 2009, we offered to exchange our outstanding 8.625% senior notes due June 15, 2011 (the “Old Notes”) for US$256 million aggregate principal amount of new 10% senior secured notes (the “New Notes”) due December 15, 2016 and common shares of the Corporation.  In conjunction with the exchange offer, we also solicited the consent from the noteholders to amend the terms of the Old Notes by, among other things, eliminating substantially all of the negative covenants contained in the respective note indenture.  On January 25, 2010, we announced that we had amended the terms of the exchange offer to exchange the Old Notes for up to US$311.7 million aggregate principal amount of 11% senior secured notes due December 15, 2016 (the “Revised New Notes”), deleted the common share component of the exchange offer and enhanced the security underlying the Revised New Notes.  We also announced that we had entered into a support agreement with an ad hoc group of holders of the Old Notes holding US$101.3 million or 28.6% of the outstanding Old Notes.  The members of the ad hoc committee agreed to tender their Old Notes into the amended exchange offer, subject to the terms of the Support Agreement.  On March 1, 2010 we announced that US$318.7 million in principal amount of Old Notes, or 89.96% of the outstanding Old Notes, had been validly tendered under the amended exchange offer.  On March 10, 2010 we issued US$318.7 million principal amount of Revised New Notes.  As of that date, US$35.5 million aggregate principal amount of Old Notes remained outstanding and the indenture governing the Old Notes was amended to remove substantially all of the negative covenants thereunder.

Production curtailment

As a result of reduced customer demand and declining prices for our products, we took market-related curtailment at our paper and pulp operations during the year in order to match production to customer orders and manage inventories to appropriate levels.  The Elk Falls E1 paper machine, which was first curtailed in September 2007, remained curtailed throughout 2009.  The Elk Falls E2 and E5 paper machines, were curtailed on February 23, 2009 and from February 1, 2009 to May 25, 2009 the Crofton C1 paper machine was curtailed.  On an annualized basis, this removed 526,000 tonnes of newsprint and specialty papers production at Elk Falls and 140,000 tonnes of newsprint at Crofton.  In the pulp segment, Crofton pulp operations were indefinitely curtailed on March 8, 2009 removing 403,000 tonnes of NBSK pulp on an annualized basis.  As pulp prices began to recover in the third quarter of 2009, one of Crofton’s two pulp production lines was restarted in October, 2009, reinstating 222,000 tonnes of total production on an annualized basis.  The second pulp line at the Crofton mill was restarted in April, 2010, reinstating a further 181,000 tonnes of total production on an annualized basis.

The two machines at Snowflake took periodic curtailment during the year and our paper recycling operation, which supplies machines with de-inked pulp, also took periodic curtailments in 2009.

The following table summarizes pulp and paper production curtailments in 2009:

2009 Production Curtailment (000 tonnes)	Specialty Printing Papers(1)	Newsprint(2)	Pulp(3)	Total
Q1	36.7	109.4	34.2	180.3
Q2	54.3	119.1	85.8	259.2
Q3	53.5	114.2	85.8	253.5
Q4	40.9	112.7	33.7	187.3
Total	185.4	455.4	239.5	880.3

(1)
Market related curtailment comprised 130,400 tonnes of specialty printing papers related to E2 which was indefinitely curtailed on February 23, 2009 and 15,000 tonnes of specialty printing papers related to E1 which has been curtailed throughout the year.

(2)
Market related curtailment comprised 138,500 tonnes of newsprint related to E1 which has been curtailed throughout the year and 187,900 tonnes of newsprint related to E5 which was indefinitely curtailed on February 23, 2009.

(3)	Market related curtailment comprised of 239,500 tonnes of market pulp, one line of which was curtailed from March 8, 2009 to October 5, 2009. The second line was curtailed in 2009 from March 8, 2009.

Cogen Arbitration Settlement

On November 20, 2009, we settled the arbitration proceeding relating to our 20 year energy services agreement with Island Cogeneration No. 2. Inc. (“ICP”).  This arbitration was a result of our declaration of force majeure under the energy services agreement due to the permanent closure of our Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.  This settlement terminated the energy services agreement and our contingent liability for energy not purchased.  Subject to subdivision approval, we have agreed to transfer to ICP land currently leased by ICP  upon which its energy facility is located.  We have also granted certain easements and access rights to ICP  to facilitate the independent operation of the energy facility.  In addition, ICP  has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with ICP  in that regard.

Green Transformation Program Credits

In October 2009, we were allocated $18 million of credits under the Canadian federal government’s “Green Transformation Program”.  To access these credits, we are required to submit capital project proposals that will improve energy efficiency and environmental performance at any of our mills in Canada for pre-approval no later than March 31, 2012.  Funding will be applied as capital expenditures are incurred towards approved projects.

Defined Benefit Pension Plans Funding

In October 2009, the B.C. Superintendent of Pensions granted us a five-year extension of the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of our defined benefit pension plans.  The extension is effective as of July 1, 2009 and amortizes our solvency contribution payment obligations over the ten year period ended December 2017, instead of the five year period ended December 2012.  As a result, our cash payments to the respective plans are expected to be reduced by $2.9 million for the second half of 2009, and $5.7 million for 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation which is required to be filed for the period ended no later than December 31, 2010.

Powell River Joint Venture Refinancing

On July 24, 2009, Powell River Energy Inc., in which we are a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to us.

Property Tax Dispute

Since 2003, we have engaged in ongoing discussions with the municipalities of North Cowichan, Port Alberni, Campbell River and Powell River (the “Municipalities”), the four British Columbia communities in which we operate paper mills, regarding the disproportionately higher property tax rates affecting major industry in those jurisdictions.  Prior to 1984, municipal tax rates on major industry in British Columbia were restricted to no more than 3.4 times the residential rate.  This cap was legislatively removed in 1984 and since then property tax rates for major industry in the Municipalities have risen to slightly above 20 times the residential rate in North Cowichan and approximately 10 times the residential rate in the other Municipalities.  In 2006, the Pulp and Paper Industry Advisory Committee, a sub-committee of the British Columbia Competition Council, noted that tax rates were disproportionately higher in British Columbia communities with a pulp and paper facility than in other jurisdictions with a pulp and paper facility, with British Columbia newsprint producers paying 2.1 times more in property tax per tonne produced than competitors in Central Canada and 2.4 times more in property tax per tonne produced than competitors in the United States.  Studies recently commissioned by us indicate that in 2008 we paid significantly more in property tax in the Municipalities than we consumed in services.

Despite our ongoing dialogue with the Municipalities, there were no material decreases in the property tax rates applicable to our operations in 2009.   As a result, in June 2009, we petitioned the Supreme Court of British Columbia for judicial review of the 2009 property tax rates in each of the Municipalities.  In these actions we sought declarations under Section 262 of the Local Government Act (British Columbia) that the tax rates for major industry are unreasonable and therefore beyond the jurisdiction of the Municipalities. Our petitions were dismissed in all four Municipalities with the exception of the Regional District portion of the Campbell River property tax (representing $400,000 of the total Campbell River property tax bill).  We appealed all four rulings.

On April 9, 2010, we reached an agreement in principle with the City of Powell River to reduce the property tax rate paid by our Powell River mill while assisting the city in reducing significantly its capital expenditures for future municipal service infrastructure.  Under the terms of the agreement, the city has committed that our annual property taxes payable to the city will not exceed $2.25 million for a period of five years.  In addition, we and the city have agreed to jointly pursue environmental permit amendments and related arrangements that would enable a 20-year service agreement valued at $750,000 annually in the first five years, under which we will treat the city’s liquid waste using the mill’s effluent system and burn the city’s bio-solids in our mill’s waste wood boiler.  We have also agreed to drop our appeal of the city’s 2009 municipal tax levy and paid into trust $2.5 million in outstanding 2009 municipal property taxes, including penalties and interest, pending the city’s completion of arrangements for implementing its 2010 business plan with the provincial government.

The first appeal relating to North Cowichan was heard in March, 2010 and on April 22, 2010 the Court of Appeal dismissed our appeal, declining to strike down the North Cowichan by-law, calling the “extreme imbalance” perpetuated by the North Cowichan a political problem requiring a policy decision by elected officials. We have sought leave from the Supreme Court of Canada to appeal the Court of Appeal's decision. We have abandoned our appeals of the decisions relating to the other municipalities. On April 28, 2010, we paid all outstanding taxes, penalties and interest relating to our 2009 property taxes, which aggregated approximately $15.0 million, including the $2.5 million that had been paid into trust with respect to the City of Powell River taxes as set forth above.

Manning and Cost Reductions

The Company announced a number of initiatives during 2009 that were focused on reducing staffing levels in both its hourly and salaried workforce.  These initiatives included reductions related to the $80 per tonne agreements reached with its union locals at Powell River and the PPWC union local at Crofton, staff reductions to achieve a leaner organizational structure, reductions related to production curtailments, and other initiatives aimed at improving overall efficiency and manufacturing costs.  The Company expects that these restructuring initiatives will result in annualized cost savings of approximately $17 million.  As a result of these initiatives, the number of active employees of the Company at December 31, 2009 declined from the prior year by 860 compared to a targeted reduction of 771 active employees.  In 2009, the Company recorded restructuring costs of $13.1 million related to these initiatives and $4.8 million related primarily to the closure of the Elk Falls pulp mill and white top linerboard operation in November 2008.

Renewal of Collective Agreements and Cost Reduction Initiatives

In 2009 we reached agreement with two of the unions at our Snowflake mill (the IBEW and the USW) to extend the terms of our collective agreements with them from 2010 to 2011.  In November 2008, we reached agreement on the renewal of collective agreements with the locals of the CEP union at our mills in Crofton, Campbell River and Powell River and with the PPWC union at our mill in Crofton.  The agreements have a four year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our stated goal of an $80 per tonne labour cost structure.

Canadian dollar

The majority of our sales are denominated in U.S. dollars.  During 2009, the Canadian dollar strengthened steadily against the U.S. dollar; however, the average spot rate declined to US$0.876 in 2009 from US$0.938 in 2008.  The favourable movement in the average year-over-year spot rate was mirrored by the favourable impact of our hedge positions, which led to a lower average effective exchange rate in 2009 than in 2008.  Overall the US$/CDN$ exchange rate movements had a positive impact of $48.6 million on revenue and $30.0 million on EBITDA in 2009 compared to 2008.  In contrast, the year-end spot rate increased to US$0.956 in 2009 from US$0.817 in 2008, resulting in an after-tax foreign exchange gain of $64.0 million on the translation of U.S. dollar-denominated debt in 2009, compared to an after-tax foreign exchange loss of $69.4 million in 2008.

The chart below illustrates the movement of the US$/CDN$ spot rate over the past six years:

Product demand and pricing

Market conditions for our products were very challenging in 2009.  Prices for our paper and pulp products declined significantly during much of the year as demand for print advertising rapidly deteriorated and producer operating rates remained at historically low levels.  Although the downward trend in demand for printing papers eased by Q4 due to seasonal factors and inventory levels, low operating rates and weak demand continued to exert negative pressure on prices.

Year-over-year, North American demand for coated mechanical grades was down 19.8% in 2009 due in part to a 26% decline in magazine ad page counts and an 18% decline in the number of catalogues mailed and a draw-down of inventories.  As a result, the average LWC benchmark price dropped 15.8% to US$808 per ton in 2009 from US$960 per ton in 2008.

Uncoated mechanical demand decreased 15.5% in 2009 as circulation and page counts for retail inserts declined.  This was a result of reduced advertising as retailers sought to cut costs to offset lower sales and the draw-down in inventories throughout the year.  In addition, producers with swing machines shifted some production to uncoated grades, adding supply to already imbalanced markets.  As a result, the average 2009 soft-calendered A grade (“SC-A”) benchmark price was 7.9% lower than the previous year.

North American directory demand decreased 21.3% in 2009 from the prior year, primarily as a result of lower advertising by small and medium businesses, ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed directory books to the internet.  Annual contract prices for 2009 were marginally higher compared to 2008; however, non-contracted directory prices declined steadily throughout 2009 as a result of low operating rates.  The average directory benchmark price for 2009 was 1.1% higher than for 2008.

U.S. newsprint consumption continued to decline in 2009 due to weak advertising, declining circulation and ongoing newsprint conservation measures by publishers.  Newsprint shipments from North American producers were further negatively affected by a slight draw-down in inventories and falling export volumes.  The consequence of these factors was that newsprint operating rates remained very low throughout 2009.  By August 2009, these factors had served to erode benchmark newsprint prices to below average cash costs for most producers.  In response, we announced newsprint price increases of US$35 per tonne in each of October and November 2009, and an increase of US$50 per tonne in December 2009.  However, due to weak demand and low newsprint producer operating rates, we were able to implement a total increase of only US$70 per tonne by the end of 2009 and the December 2009 price increase was deferred to January 2010.  Overall, despite the price increases in Q4, the average 2009 newsprint benchmark price dropped 20.5% from 2008.

The rapid deterioration in pulp prices seen in late 2008 continued during the first half of 2009 as European and North American demand remained weak.  However, strong pulp shipments to China throughout the year offset declines in other markets and resulted in an increase in global chemical pulp shipments of 1.8% in 2009 from 2008.  Global shipments of NBSK pulp decreased 7.4%.  Consistently strong and historically unprecedented demand from China, coupled with high levels of idled production capacity by the second quarter (“Q2”) of 2009 resulted in a recovery in NBSK pulp prices in the second half of the year and the Company announced pulp price increases of US$30 per tonne in each of October and November 2009.  The price improvement late in 2009 did not counter the rapid price decreases in early 2009 and, as a result, the average NBSK benchmark price for the full year was 20.6% lower than in 2008.  In addition, the U.S. black liquor tax credit available to U.S. competitors throughout 2009 put Canadian pulp producers at a significant disadvantage as well as had a detrimental impact on coated and uncoated groundwood producers.

Financing, liquidity, and capital assets

During the first quarter (“Q1”) of 2009, we purchased US$45.8 million of our debt, due in June 2011, in the open market for cash consideration of US$21.3 million and recorded a gain before tax of $30.7 million (US$24.5 million) on the cancellation of this debt.  The purchase was financed by the monetization of “in-the-money” currency hedges through unwinding US$134.9 million of notional debt-hedge positions for proceeds of $34.7 million.

On July 24, 2009, Powell River Energy Inc. (“PREI”), in which we are a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to us.  The additional proceeds raised from this refinancing, after fees and other expenses, were distributed equally to the joint venture partners.

In October 2009, the B.C. Superintendent of Pensions granted us a five-year extension to the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of our defined benefit pension plans.  The extension was effective as of July 1, 2009 and amortized solvency contribution payments over 10 years ended December 2017, instead of five years ended December 2012.  As a result, our cash payments to the respective plans were reduced by $2.9 million in the second half of 2009 and are expected to be reduced by $5.7 million in 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation, which is required to be filed for the period ended no later than December 31, 2010.

In October 2009, we were allocated $18 million in credits under the federal government’s “Green Transformation Program”.  To access these credits, we are required to submit capital project proposals that will improve energy efficiency and environmental performance at any of our mills in Canada for pre-approval no later than March 31, 2012.  Funding will be applied as capital expenditures are incurred towards approved projects.  We have identified a number of capital projects that, subject to pre-approval, would enable us to use the credits and plans to initiate these projects in 2010.

On March 10, 2010, pursuant to an exchange offer by us, senior unsecured notes of US$318.7 million at 8.625%, due June 2011, were exchanged for new senior secured notes of US$280.4 million at 11.0%, due December 2016, leaving US$35.5 million of senior unsecured notes due in June 2011 outstanding.

Our capital expenditures were $11.5 million in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007.

At December 31, 2009, we had liquidity of $157.4 million after taking into account the financial covenant to maintain excess availability above $35.0 million.  This comprised $83.1 million cash and the availability of $74.3 million on the ABL Facility.

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$1,201.7	$1,849.4	$1,714.6

Operating earnings (loss)	(60.5)	(157.4)	(149.4)
EBITDA 1	103.5	159.4	27.0
– before specific items 1	121.4	189.5	116.7
Net earnings (loss) attributable to the Company	(4.4)	(219.8)	(36.5)
– before specific items 1	(58.8)	(25.6)	(89.3)
Total assets	2,090.8	2,390.3	2,438.3
Total long-term liabilities	1,120.9	1,238.5	1,278.3

EBITDA margin 1	8.6%	8.6%	1.6%
– before specific items 1	10.1%	10.2%	6.5%
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(0.01)	$(0.65)	$(0.17)
– before specific items	(0.15)	(0.08)	(0.42)

Sales (000 tonnes)
Specialty printing papers	896.5	1,080.8	1,054.8
Newsprint	488.2	601.8	496.3
Total paper	1,384.7	1,682.6	1,551.1
Pulp	110.2	506.9	603.2
Total sales	1,494.9	2,189.5	2,154.3

Production (000 tonnes)
Specialty printing papers	890.6	1,060.1	1,055.4
Newsprint	497.3	596.8	472.8
Total paper	1,387.9	1,656.9	1,528.2
Pulp	87.5	503.4	601.8
Total production	1,475.4	2,160.3	2,130.0

US$/CDN$ foreign exchange 2
Average spot rate (a)	0.876	0.938	0.930
Period-end spot rate (b)	0.956	0.817	1.012
Average effective rate (c)	0.898	0.947	0.917

Common shares (millions)
At period end	381.8	381.8	214.7
Weighted average	381.8	336.1	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to us before specific items, and net earnings (loss) per share attributable to our common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate on December 31.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, our revenue hedging program in the period, and translation of U.S. dollar-denominated working capital at period-opening and period-closing rates.

2009 strategic initiatives

Our progress on 2009 key priorities was as follows:

Focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels:

Generated free cash flow in 2009 of $29.3 million and increased liquidity by $12.1 million in 2009 compared with 2008.

Maintained capital spending at $11.5 million in 2009, comprising $3.7 million for upgrades and $7.8 million for safety, environment and maintenance of business in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007.

Implemented cash conservation measures such as a freeze on salaries for the second consecutive year, cancellation of salary incentive awards payments, and extensions to defined benefit pension plan solvency amortization payments.

Qualified for $18 million of Green Transformation Program credits to fund future qualifying capital projects.

Refinanced $75 million of PREI’s existing debt upon maturity with $95 million of new first mortgage bonds maturing in 2016.

Purchased for cancellation US$45.8 million of our senior notes due in June 2011 and commenced the exchange offer and consent solicitation process with the remaining qualifying senior note holders in relation to refinancing the senior notes due in June 2011, a process which was subsequently closed on March 10, 2010.  For additional details, refer to Section 5, “Liquidity and capital resources”.

Maintain our focus on matching production to customer orders and keep paper inventories at appropriate levels:

Production curtailment of 880,300 tonnes in 2009 represented 30% of paper capacity and 70% of market pulp capacity, and paper finished goods inventory levels at December 31, 2009 of 49,900 tonnes compared to an average quarter-end paper inventory level of 68,500 tonnes in 2008 and 51,700 tonnes at the end of Q3.

Identify further opportunities to reduce fixed costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes:

Implemented plans to eliminate discretionary spending on various benefits provided to employees, such as Company-provided automobiles and club memberships and fees, establishing a low-cost culture from the top down.

Implemented restructuring initiatives to reduce salary and labour costs through both permanent reductions and lay-offs.  Announced changes to our salaried employee pension and benefit plans, effective January 1, 2010, including the cessation of benefits related to future services under the defined benefit plan and replacement of the current extended health benefit program with a core program.  A cost-sharing arrangement will also be introduced for the provincial medical services plan premiums.  We expect that, once fully implemented, these initiatives will result in a combined annual savings of approximately $25 million, comprised of approximately $17 million related to labour and salary reductions, and approximately $8 million related to pension and other employee benefit changes.

Realized fixed cost savings of approximately $163 million in 2009 compared to 2008, comprising approximately $137 million in cost reductions related to production curtailments, and approximately $26 million in cost reductions from efforts by employees at all levels to reduce discretionary spending and to identify and implement efficiency opportunities.

Settled the arbitration proceeding with ICP, thereby eliminating a contingent liability to purchase a minimum quantity of steam, terminating an obligation to purchase steam from ICP in the future, and enabling us to seek out alternative sources of energy at lower cost.

Implement plans to reduce labour costs to $80 per tonne:

Completed the restructuring plan for the Powell River mill and continued to implement changes to staffing structures and work practices to achieve the $80 per tonne labour target at the Port Alberni, Powell River and Crofton mills.  The Snowflake mill’s labour agreements were extended to February 2011.

Presented a plan to the two union locals at Elk Falls that would enable the restart of the machine-finished uncoated and soft nip paper machines.  The plan was designed to reduce labour costs to levels that are reported to have been agreed between some Communications, Energy and Paperworkers (“CEP”) locals and other employers in the industry; however, the plan was rejected by the union locals.  We continue to pursue this initiative.

Reduce municipal property taxes in four of the municipalities in B.C. in which we operates:

Petitioned the Supreme Court of B.C. for judicial review of property tax rates in each of the four municipalities in which our B.C. paper mills are located. Our petitions for each municipality were dismissed, and we then appealed all four rulings to the B.C. Court of Appeal. The first appeal relating to the District of North Cowichan was heard in March, 2010 and on April 22, 2010 the Court of Appeal dismissed our appeal, declining to strike down the North Cowichan by-law, calling the “extreme imbalance” perpetuated by the District of North Cowichan a political problem requiring a policy decision by elected officials. We have sought leave from the Supreme Court of Canada to appeal the Court of Appeal's decision. We have abandoned our appeals of the decisions relating to the other municipalities.

Reached an agreement in principle in April 2010 with the City of Powell River to reduce the property tax rate paid by our Powell River mill while assisting the city in reducing significantly its capital expenditures for future municipal service infrastructure.  Under the terms of the agreement, the city has committed that our annual property taxes payable to the city will not exceed $2.25 million for a period of five years.  In addition, we and the city have agreed to jointly pursue environmental permit amendments and related arrangements that would enable a 20-year service agreement valued at $750,000 annually in the first five years, under which we will treat the city’s liquid waste using the mill’s effluent system and burn the city’s bio-solids in our mill’s waste wood boiler.

Thermomechanical pulp investment at Port Alberni to improve cost competitiveness:

Completed the upgrade to the TMP plant at the Port Alberni mill in May 2009 at a total capital cost of approximately $8 million, compared to a planned amount of $12 million.  The capital upgrade increased TMP capacity, displacing recycled DIP and further improving the cost competitiveness of the Port Alberni mill.

Corporate social responsibility:

Our strategic initiatives associated with environmental performance and, more broadly, with corporate social responsibility, and an update on our related performance and achievements are described in our 2009 Sustainability Report.  Significant achievements in 2009 included, but were not limited to, obtaining Forest Stewardship Council chain-of-custody certification for our recycled newsprint mill in Snowflake, obtaining chain-of-custody certification from the Programme for the Endorsement of Forest Certification for the four Canadian paper mills, and being named for the third consecutive year a Climate Disclosure Leader for exceptional transparency relating to climate change.

Consolidated results of operations

Year ended December 31, 2009 compared to year ended December 31, 2008

Sales

Sales in 2009 decreased $647.7 million, or 35.0% from 2008.  The decrease was due to lower average transaction prices across our products, and decreased volumes due to increased production curtailments and the loss of pulp and white top linerboard sales volumes due to the closure of the Elk Falls pulp mill and white top linerboard operation in November 2008.  These negative impacts were partially offset by a full year’s inclusion of the Snowflake mill in 2009, compared to only a partial year’s inclusion in 2008 beginning from the date of acquisition in April.

The following table highlights the factors that affected our sales by segment:

Sales (In millions of dollars)
	Year ended December 31,			Increase (decrease) from 2008 as a result of
	2009	2008	Total change	Volume	Price 1	F/X

Specialty printing papers	$815.3	$1,000.9	$(185.6)	$(170.7)	$(43.5)	$28.6
Newsprint	317.7	463.9	(146.2)	(87.5)	(74.1)	15.4
Total paper	1,133.0	1,464.8	(331.8)	(258.2)	(117.6)	44.0
Pulp	68.7	384.6	(315.9)	(301.1)	(19.4)	4.6
Total	$1,201.7	$1,849.4	$(647.7)	$(559.3)	$(137.0)	$48.6

1	Price is inclusive of sales mix.

EBITDA and EBITDA before specific items

(in millions of dollars)	EBITDA 1	EBITDA before specific items 1,4

2008	$159.4	$189.5
Paper prices	(117.6)	(117.6)
Pulp prices	(19.4)	(19.4)
Impact of Canadian dollar on sales, inclusive of hedging 2	48.6	48.6
Production volume and mix3	(70.0)	(70.0)
Distribution costs	14.8	14.8
Furnish mix and costs	30.0	30.0
Chemical costs	4.2	4.2
Energy costs	4.1	4.1
Labour costs	9.4	9.4
Maintenance	12.7	12.7
Other fixed costs	4.2	4.2
Lower of cost or market impact on inventory, net of inventory change	12.8	12.8
Restructuring costs	12.2	–
Other, net	(1.9)	(1.9)
2009	$103.5	$121.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is $30 million.
3	Volume and mix impact is net of favourable impact of additional $136.8 million of fixed cost reductions due to curtailed operations.

4	Specific items included restructuring costs.

Operating earnings (loss)

Our operating loss decreased by $96.9 million in 2009 from 2008.  This was partly due to an asset-impairment charge of $17.4 million related to excess machine capacity in 2009 compared to an asset-impairment charge of $151.0 million primarily related to the closure of the Elk Falls pulp mill and white top linerboard operation in 2008.  In addition, a reduction in depreciation and amortization expense of $19.2 million as a result of the 2008 write-down and reduced depreciation and amortization related to idled Crofton pulp assets, while partly offset by lower EBITDA, contributed to the reduction in operating loss.

Net earnings (loss) attributable to the Company

Net loss attributable to us of $4.4 million in 2009 ($0.01 per common share) improved $215.4 million from net loss attributable to us of $219.8 million ($0.65 per common share) in 2008.  Net loss attributable to us before specific items in 2009 was $58.8 million ($0.15 per common share), a deterioration of $33.2 million from a net loss attributable to us before specific items of $25.6 million ($0.08 per common share) in the previous year.

The following table reconciles 2009 net earnings (loss) to 2008:

(in millions of dollars)	Pre-tax	After-tax
2008 net earnings (loss) attributable to the Company	$(310.5)	$(219.8)
Lower EBITDA before specific items	(68.1)	(45.8)
Lower restructuring costs	12.2	8.2
Lower depreciation and amortization expense	19.2	11.8
Lower impairment charge in 2009	133.6	98.0
Change in foreign exchange gain (loss) on long-term debt	157.5	133.5
Gain on cancellation of long-term debt in 2009	30.7	26.1
Lower other income, net	(14.3)	(10.0)
Lower interest expense	5.7	3.2
Income tax adjustments, net		(11.6)
Change in net earnings (loss) attributable to non-controlling interest	2.0	2.0
2009 net earnings (loss) attributable to the Company	$(32.0)	$(4.4)

SEGMENTED RESULTS - ANNUAL

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$815.3	$1,000.9	$919.6
Operating earnings (loss)	25.5	27.0	(75.1)
EBITDA 1	119.3	139.5	26.2
– before specific items 1	131.0	150.1	73.4
EBITDA margin 1	14.6%	13.9%	2.8%
– before specific items 1	16.1%	15.0%	8.0%

Sales (000 tonnes)	896.5	1,080.8	1,054.8
Production (000 tonnes)	890.6	1,060.1	1,055.4
Curtailment (000 tonnes) 2	185.4	31.1	7.2

Average sales revenue per tonne	$909	$926	$872
Average delivered cash costs per tonne 3	776	797	847
– before specific items 1,3	763	787	802

Benchmark prices
SC-A paper, 35 lb. (US$/ton) 4	798	866	753
LWC paper, No. 5, 40 lb. (US$/ton) 4	808	960	786
Telephone directory paper, 22.1 lb. (US$/ton) 4	758	750	740

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.

2
Curtailment consists of downtime related to the United Steel Workers (“USW”) strike in 2007, downtime related to unavailability of fibre and market demand in 2008, and downtime related to market demand in 2009 (including the indefinite curtailment of E2).

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of the USW strike in 2007, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A costs but excluding the impact of the USW strike in 2007 and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Markets

Market conditions were very weak across our specialty printing paper products during 2009.

Coated mechanical demand was 19.8% lower in 2009 than in 2008, reflecting declines in the level of print advertising and consumer spending due to the global economic recession that persisted during most of 2009.  Magazine and catalogue producers were most acutely affected and responded by reducing ad pages and circulation.  As a consequence, prices for coated grades dropped steadily during 2009.  The average 2009 LWC benchmark price decreased US$152 per ton, or 15.8%, over 2008.

Demand for uncoated mechanical grades was down 15.5% in 2009 from 2008.  Weak advertising spending led to a decline of 18.9% in demand for high-gloss grades and a decline of 14.5% for standard grades in 2009 from 2008 levels.  Uncoated mechanical pricing was weak in 2009 and the average benchmark price for SC-A in 2009 decreased US$68 per ton, or 7.9%, from 2008.

Directory paper demand was down 21.3% in 2009 due to a drop in small and medium business advertising, declines in white pages, smaller books, reduced circulation and the continued migration from printed books to the internet.  Annual contract prices in 2009 were higher than 2008 prices; however, spot sales were well below 2008 levels as directory prices were negatively affected by low spot newsprint prices.  The average benchmark price for directory in 2009 increased US$8 per ton, or 1.1%, from 2008.

The 2009 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below.

The 2009 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below.

Segment overview

Demand for specialty printing papers is highly dependent upon the level of print advertising in North America.  Although print advertising demand declined sharply in 2009, we remained focused on developing new specialty grades and seeking ways to further optimize our product, customer and geographic mix, most notably at our Snowflake mill where the grade mix was expanded from recycled newsprint to include higher-value uncoated grades.  A continued focus on optimizing grade mix and reducing operating costs will enable us to take advantage of market conditions once they improve.

Sales volumes for LWC were down 48,500 tonnes in 2009, or 24.0%, from the previous year compared to a 19.5% decline in total North American coated mechanical shipments.  The reduction was due to operational downtime on the LWC machine at Port Alberni and to shifting from coated to uncoated grades in response to weak demand for LWC paper in 2009.

Sales volumes for uncoated mechanical grades decreased 106,400 tonnes, or 18.9%, in 2009 from 2008, a decline that was comparable to the 16.0% reduction in total North American uncoated shipments.  The decline in sales volumes for both SC and MF grades reflected overall weakness in North American print advertising and the indefinite closure in February 2009 of the soft nip paper machine at Elk Falls.

Sales volumes for directory in 2009 decreased 29,400 tonnes, or 9.3%, in 2009 from 2008, compared to an 18.6% decline in total North American directory shipments.  Our experience relative to the overall market is indicative of the high proportion of our directory sales volume that is under contract.  The decline in directory volumes was due to decreases in directory book circulation, reduced white pages, lower advertising by small and medium businesses, smaller books and the continued migration of printed books to the internet.

Operational performance

Operating earnings for the specialty printing papers segment of $25.5 million in 2009 decreased $1.5 million from 2008.  EBITDA and EBITDA before specific items decreased $20.2 million and $19.1 million in 2009, respectively, from 2008.

Sales volume decreased 184,300 tonnes in 2009 from 2008.  The decrease was largely due to production curtailment stemming from weakness in market demand.  Average sales revenue decreased $17 per tonne in 2009 from the previous year, reflecting lower average transaction prices across most grades that more than offset the positive impact of the weaker average Canadian dollar in 2009.

Average delivered cash costs improved $21 per tonne in 2009 from 2008.  The improvement was primarily driven by lower distribution, furnish and maintenance costs as well as lower labour and salary costs due to restructuring initiatives, partially offset by the impact of production curtailment and a write-down of raw materials inventory. Before the impact of specific items, average delivered cash costs were $763 per tonne in 2009, an improvement of $24 per tonne from the previous year.

Outlook

Specialty printing paper markets are expected to remain challenging in 2010 as North American print advertising is not expected to recover substantially in the near term, and operating rates are anticipated to remain weak.  Although demand is expected to be bolstered as mill and end-user inventories that have declined since mid-2008 are replenished, a real and sustained demand recovery for our specialty printing paper grades is not anticipated in 2010.  As a result, we expect that prices will be weaker in 2010 than in 2009, most significantly for directory paper.  Prices for directory paper in 2010 have been established at levels that, on average, are approximately US$100 per ton lower than in 2009.  This decrease is expected to reduce EBITDA by approximately $37 million in 2010 from 2009, based on a foreign exchange rate of US$0.95, and before taking into account the impact of any volume reductions in 2010.  The impact of anticipated directory sales volume reductions is expected to further reduce EBITDA in 2010 by approximately $7 million.

Newsprint

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$317.7	$463.9	$338.0
Operating earnings (loss)	(72.7)	3.6	(56.9)
EBITDA 1	(10.8)	43.3	(23.7)
– before specific items 1	(7.8)	47.4	(4.4)
EBITDA margin 1	(3.4%)	9.3%	(7.0%)
– before specific items 1	(2.5%)	10.2%	(1.2%)

Sales (000 tonnes)	488.2	601.8	496.3
Production (000 tonnes)	497.3	596.8	472.8
Curtailment (000 tonnes) 2	455.4	195.3	98.9

Average sales revenue per tonne	$651	$771	$681
Average delivered cash costs per tonne 3	673	699	729
– before specific items 1,3	667	692	674

Benchmark prices (US$/tonne) 4
Newsprint 48.8 gsm, West Coast delivery	546	687	579

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.

2
Curtailment consists of downtime related to the USW strike in 2007, downtime related to unavailability of fibre and reduced market demand in 2008 (including the indefinite curtailment of E1), and downtime related to reduced market demand in 2009 (including the indefinite curtailment of E1 and E5).

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of the USW strike in 2007, SG&A costs, and restructuring and change-of-control costs and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A costs but excluding the impact of the USW strike in 2007, restructuring and change-of-control costs and impairment.

4	Benchmark selling prices are sourced from RISI.

Markets

North American newsprint demand declined sharply in 2009 with total U.S. consumption down 23.3% year-over-year.  Weak demand combined with over-supplied newsprint markets caused benchmark prices to plummet in the first three quarters of 2009, ultimately falling below cash costs for most producers.  In Q4, benchmark prices began to recover as North American shipments and U.S. newsprint consumption improved marginally along with widespread production downtime.  We implemented US$35 per tonne price increases in each of October and November 2009; however, the US$50 per tonne price increase announced for December 2009 was deferred to January 2010.  We also announced a US$50 per tonne price increase for February 2010.  The average newsprint benchmark price in 2009 was US$546 per tonne, down US$141 per tonne or 20.5% from 2008.

The 2009 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below.

Segment overview

We undertook significant production curtailment in 2009 to address the ongoing structural decline of the newspaper industry and the resulting impact this decline had on demand for newsprint.  Our total production of newsprint decreased 99,500 tonnes in 2009 from the prior year.  The E1 machine at Elk Falls was curtailed throughout 2009, and the E5 paper machine was indefinitely curtailed in February 2009.  These indefinite curtailments removed 326,300 tonnes of newsprint production in 2009.  The balance of the newsprint curtailment in 2009 was primarily taken at the Crofton and Snowflake mills where newsprint machines were curtailed periodically.

Operational performance

The newsprint segment’s operating loss of $72.7 million in 2009 was a deterioration of $76.3 million from operating earnings of $3.6 million in 2008.  EBITDA and EBITDA before specific items decreased $54.1 million and $55.2 million, respectively, in 2009 from 2008.

Sales volume in 2009 decreased 113,600 tonnes, or 18.9%, from the previous year, primarily due to the increased production curtailment of 260,100 tonnes, driven by lower newsprint demand.  Average sales revenue decreased $120 per tonne in 2009 from the previous year.  The impact of lower transaction prices was partially offset by the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $26 per tonne in 2009 from the previous year.  Lower distribution, maintenance, furnish and labour costs more than outweighed the negative impact of production curtailment and a write-down of raw materials inventory.  Before the impact of specific items, average delivered cash costs were $667 per tonne in 2009, a decrease of $25 per tonne from the previous year.

Outlook

Previously announced price increases in the U.S. will be a challenge to implement given weak operating rates, and average prices for the year are expected to be lower in 2010.  Newsprint demand in 2010 is expected to contract further due to declining circulation, page count reductions, further newsprint conservation measures by publishers and continued migration of information and advertising to the internet.  Further newsprint price recovery in 2010, or even a sustained price recovery at current levels is uncertain as the imbalance between demand and supply is likely to intensify.

Pulp

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$68.7	$384.6	$457.0
Operating earnings (loss)	(13.3)	(188.0)	(17.4)
EBITDA 1	(5.0)	(23.4)	24.5
– before specific items 1	(1.8)	(8.0)	47.7
EBITDA margin 1	(7.3%)	(6.1%)	5.4%
– before specific items 1	(2.6%)	(2.1%)	9.8%

Sales (000 tonnes)	110.2	506.9	603.2
Production (000 tonnes)	87.5	503.4	601.8
Curtailment (000 tonnes) 2	239.5	134.7	54.7

Average sales revenue per tonne	$623	$759	$757
Average delivered cash costs per tonne 3	668	805	717
– before specific items 1,3	639	774	679

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne) 4	667	840	800

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to the USW strike in 2007, downtime related to unavailability of fibre and reduced market demand in 2008, and downtime related to reduced market demand in 2009 (including the indefinite curtailment of one line of Crofton pulp).

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of the USW strike in 2007, SG&A costs, and restructuring and change-of-control costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A costs but excluding the impact of the USW strike in 2007 and restructuring and change-of-control costs.

4      Benchmark selling prices are sourced from RISI.

Markets

Benchmark NBSK prices declined sharply in Q1, bottoming out at US$575 per tonne in March 2009 amidst excess supply and weak global demand.  With increasing producer downtime and strong buying from China due to non-wood pulp closures and organic growth in pulp demand, benchmark prices began to improve in Q2, although they remained at historically low levels.  Benchmark prices began to recover rapidly late in Q3 and we announced pulp price increases of US$30 per tonne in each of October and November 2009.

The primary markets for our market pulp are Asia and Europe.  The 2009 pulp geographic sales distribution, based on sales volume, is depicted in the chart below.

Segment overview

Pulp segment production volumes decreased 415,900 tonnes, or 82.6%, in 2009 from 2008 as a result of production curtailment at Crofton and the loss of volumes from the permanent closure of the Elk Falls pulp mill and white top linerboard operation, which occurred in November 2008.  In response to the dramatic decline in pulp prices, the Crofton pulp mill was indefinitely curtailed on March 8, 2009.  This removed the equivalent of 403,000 tonnes of annual production capacity.  As market conditions improved in Q3, we restarted one of our two pulp production lines at Crofton on October 5, 2009.  The restart of this line reinstated 222,000 tonnes of production capacity on an annualized basis.  The second line at the Crofton mill remained curtailed for the balance of the year.

Operational performance

The pulp segment operating loss of $13.3 million in 2009 was an improvement of $174.7 million from the operating loss in 2008.  The improvement was due to the Elk Falls pulp mill and white top linerboard operation impairment charge of $136.5 million in 2008 and an increase in EBITDA of $18.4 million and a reduction in depreciation and amortization of $19.6 million in 2009.  EBITDA before specific items increased $6.2 million from 2008.

Sales volume decreased 396,700 tonnes in 2009 from the previous year, primarily due to the closure of the Elk Falls pulp mill and white top linerboard operation and the indefinite pulp production curtailment at Crofton.  Average sales revenue declined $136 per tonne from 2008, due primarily to lower pulp prices, partially offset by a weaker Canadian dollar in 2009.  The loss of white top linerboard from the sales mix further negatively affected average sales revenue per tonne in 2009, since the average sales revenue per tonne from white top linerboard has traditionally been higher than from NBSK pulp.

Average delivered cash costs decreased $137 per tonne in 2009 from 2008, partly due to lower distribution costs, offset by the impact of production curtailment and higher steam fuel costs.  Other factors contributing to lower costs included lower lime kiln fuel and furnish costs, the absence of write-down to net realizable value of our inventories as at December 31, 2009, and the positive impact on average costs of the loss of white top linerboard from the production mix.  Before specific items, average delivered cash costs were $639 per tonne, a decrease of $135 per tonne from the previous year.

Outlook

We expect prevailing benchmark prices in 2009 to continue into 2010, supported by continued strong demand from China.  We expect that Chinese buying patterns and requirements will continue to drive the market in 2010.  The current low levels of NBSK pulp producer and end-user inventories, particularly in Europe will provide further support to price increases in the first half of 2010 if demand for end-use products improves.  As a result, we announced pulp price increases of US$20 per tonne in January 2010 and US$30 per tonne in each of the months of February and March 2010.  Prices may weaken once inventories are rebuilt and if pulp capacity that was idled in 2009 is restarted in 2010, from improvements to prices, continued U.S. governmental subsidies or other regulatory measures, or barriers to exit because of significant environmental restoration and remediation costs, all of which would serve to prolong conditions of excess supply.

SEGMENTED RESULTS - QUARTERLY

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,201.7	$294.3	$263.4	$291.5	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5

Operating earnings (loss)	(60.5)	(41.8)	(13.0)	(29.7)	24.0	(157.4)	11.5	14.0	(153.3)	(29.6)

EBITDA 1	103.5	13.4	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items 1	121.4	14.8	22.9	18.4	65.3	189.5	65.9	66.2	30.7	26.7

Net earnings (loss) attributable to the Company	(4.4)	(35.8)	13.2	(1.9)	20.1	(219.8)	(48.5)	(10.9)	(121.9)	(38.5)
– before specific items 1	(58.8)	(21.8)	(19.8)	(25.6)	8.4	(25.6)	9.3	7.2	(20.3)	(21.8)

EBITDA margin 1	8.6%	4.6%	8.7%	2.1%	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items 1	10.1%	5.0%	8.7%	6.3%	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
– before specific items 1	(0.15)	(0.06)	(0.05)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

Sales (000 tonnes)
Specialty printing papers	896.5	239.0	232.9	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Newsprint	488.2	118.3	113.5	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Total paper	1,384.7	357.3	346.4	346.6	334.4	1,682.6	436.4	457.7	438.2	350.3
Pulp	110.2	38.4	–	12.3	59.5	506.9	93.5	138.0	130.0	145.4
Total sales	1,494.9	395.7	346.4	358.9	393.9	2,189.5	529.9	595.7	568.2	495.7

Production (000 tonnes)
Specialty printing papers	890.6	227.5	237.8	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Newsprint	497.3	128.0	110.7	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Total paper	1,387.9	355.5	348.5	330.9	353.0	1,656.9	402.7	464.9	437.9	351.4
Pulp	87.5	48.9	–	–	38.6	503.4	89.2	131.3	142.9	140.0
Total production	1,475.4	404.4	348.5	330.9	391.6	2,160.3	491.9	596.2	580.8	491.4

US$/CDN$ foreign exchange 2
Average spot rate(a)	0.876	0.947	0.911	0.857	0.803	0.938	0.825	0.961	0.990	0.996
Period-end spot rate(b)	0.956	0.956	0.933	0.860	0.794	0.817	0.817	0.944	0.982	0.973
Average effective rate(c)	0.898	0.937	0.921	0.893	0.856	0.947	0.868	0.971	0.989	0.967

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	214.7
Weighted average	381.8	381.8	381.8	381.8	381.8	336.1	381.8	381.8	365.2	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to our common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate.
c)
    Average effective rate represents a blended rate which takes account of the applicable spot rates, our revenue hedging program in the period, and translation of U.S. dollar -denominated working capital at period-opening and period-closing rates.

Summary of selected financial information

(In millions of dollars, except where otherwise stated)
	2009					2008
Specialty printing papers	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$815.3	$202.5	$202.4	$199.7	$210.7	$1,000.9	$281.9	$248.7	$235.3	$235.0

Operating earnings (loss)	25.5	(1.7)	9.4	(3.6)	21.4	27.0	22.6	14.6	(0.2)	(10.0)
EBITDA1	119.3	21.7	33.8	19.2	44.6	139.5	58.9	40.5	25.6	14.5
– before specific items1	131.0	22.1	33.3	29.0	46.6	150.1	57.9	40.6	26.1	25.5
EBITDA margin1	14.6%	10.7%	16.7%	9.6%	21.2%	13.9%	20.9%	16.3%	10.9%	6.2%
– before specific items1	16.1%	10.9%	16.5%	14.5%	22.1%	15.0%	20.5%	16.3%	11.1%	10.9%

Sales (000 tonnes)	896.5	239.0	232.9	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Production (000 tonnes)	890.6	227.5	237.8	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Curtailment (000 tonnes)2	185.4	40.9	53.5	54.3	36.7	31.1	27.5	2.7	–	0.9

Average sales revenue per tonne	$909	$847	$869	$926	$1,008	$926	$1,020	$925	$880	$875
Average delivered cash costs per tonne3	776	757	724	837	795	797	807	775	785	821
– before specific items1,3	763	755	726	792	785	787	810	774	783	780
SC-A paper, 35 lb. (US$/ton)4	798	750	763	803	877	866	902	895	850	815
LWC paper, No. 5, 40 lb. (US$/ton)4	808	757	763	817	897	960	975	988	965	910
Telephone directory paper, 22.1 lb.(US$/ton)4	758	720	740	770	800	750	755	755	745	745

Newsprint
Sales	$317.7	$66.0	$61.0	$85.1	$105.6	$463.9	$143.0	$148.9	$118.3	$53.7
Operating earnings (loss)	(72.7)	(38.6)	(18.8)	(23.8)	8.5	3.6	10.6	11.9	(6.9)	(12.0)

EBITDA1	(10.8)	(10.0)	(8.8)	(11.9)	19.9	43.3	23.6	21.5	3.0	(4.8)
– before specific items1	(7.8)	(9.8)	(8.6)	(10.0)	20.6	47.4	23.5	21.6	3.5	(1.2)
EBITDA margin1	(3.4%)	(15.2%)	(14.4%)	(14.0%)	18.8%	9.3%	16.5%	14.4%	2.5%	(8.9%)
– before specific items1	(2.5%)	(14.8%)	(14.1%)	(11.8%)	19.5%	10.2%	16.4%	14.5%	3.0%	(2.2%)

Sales (000 tonnes)	488.2	118.3	113.5	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Production (000 tonnes)	497.3	128.0	110.7	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Curtailment (000 tonnes)2	455.4	112.7	114.2	119.1	109.4	195.3	72.7	42.7	38.3	41.6

Average sales revenue per tonne	$651	$559	$537	$649	$843	$771	$893	$788	$692	$657
Average delivered cash costs per tonne3	673	643	615	741	684	699	746	674	675	716
– before specific items1,3	667	641	614	726	678	692	746	674	672	671
Newsprint 48.8 gsm, West Coast delivery (US$/tonne)4	546	485	442	564	692	687	741	726	670	613

Pulp
Sales	$68.7	$25.8	$–	$6.7	$36.2	$384.6	$67.3	$107.2	$99.3	$110.8
Operating earnings (loss)	(13.3)	(1.5)	(3.6)	(2.3)	(5.9)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)

EBITDA1	(5.0)	1.7	(2.1)	(1.2)	(3.4)	(23.4)	(17.8)	(8.9)	0.9	2.4
– before specific items1	(1.8)	2.5	(1.8)	(0.6)	(1.9)	(8.0)	(15.5)	4.0	1.1	2.4
EBITDA margin1	(7.3%)	6.6%	–	(17.9%)	(9.4%)	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%
– before specific items1	(2.6%)	9.7%	–	(9.0%)	(5.2%)	(2.1%)	(23.0%)	3.7%	1.1%	2.2%

Sales (000 tonnes)	110.2	38.4	–	12.3	59.5	506.9	93.5	138.0	130.0	145.4
Production (000 tonnes)	87.5	48.9	–	–	38.6	503.4	89.2	131.3	142.9	140.0
Curtailment (000 tonnes)2	239.5	33.7	85.8	85.8	34.2	134.7	70.5	24.8	17.2	22.2

Average sales revenue per tonne	$623	$672	$–	$548	$607	$759	$719	$777	$764	$762
Average delivered cash costs per tonne3	668	628	–	642	665	805	910	841	758	746
– before specific items1,3	639	609	–	595	640	774	886	748	756	746
NBSK pulp, Northern Europe delivery (US$/tonne)4	667	787	693	602	585	840	703	878	900	880

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.

2
2008 curtailment consists of downtime related to unavailability of fibre and market demand and includes the impact on production in Q4, 2008 of the closure of the pulp mill and white top linerboard operation at Elk Falls in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).  2009 paper curtailment includes 130,400 tonnes of specialty printing papers related to E2 (indefinitely curtailed on February 23, 2009),  15,000 tonnes of specialty printing papers and 138,500 tonnes of newsprint related to E1 (indefinitely curtailed throughout 2009), and 187,900 tonnes of newsprint related to E5 (indefinitely curtailed on February 23, 2009).  2009 pulp curtailment includes curtailment related to Crofton pulp which was indefinitely curtailed on March 8, 2009, one line of which was restarted on October 5, 2009 with the second line continuing to be curtailed for the balance of 2009.

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

4	Benchmark selling prices are sourced from RISI.

Fourth quarter overview

Many sectors began to recover in Q4, 2009 from the economic recession; however, recovery of demand and prices for our products was mixed.  Directory benchmark prices decreased in Q4 from the prior quarter due to weak demand resulting from declines in small and medium business advertising, smaller books, reductions in white pages, lower circulation and migration from printed books to the internet.  Despite a seasonal improvement in retail advertising demand in Q4, coated and uncoated benchmark prices decreased from Q3, as producers with swing machines added supply to already shrinking markets.  Benchmark prices for newsprint increased during Q4, although the increase was primarily in response to very weak prices in Q3 and lower producer and end-user inventory levels as opposed to an increase in demand or contraction in supply.  Benchmark prices for pulp increased during Q4 driven by continued strong demand in China and by low producer and end-user inventory levels.

We implemented newsprint price increases of US$35 per tonne in each of October and November 2009, and announced an increase of US$50 per tonne for December 2009, which was deferred to January 2010.  We also implemented price increases for pulp of US$30 per tonne in each of October and November 2009.

We continued to focus on reducing maintenance and other operating costs in Q4.  However, the impact of declining specialty printing paper prices, higher depreciation and amortization and restructuring costs, and a lower foreign exchange gain on the translation of long-term debt more than offset the positive impact of cost reductions.  As a result, our net earnings declined in Q4 from the preceding quarter.

We recorded a net loss attributable to us of $35.8 million ($0.09 per common share) in Q4, compared to net earnings attributable to us of $13.2 million ($0.03 per common share) in Q3.  Excluding specific items, Q4 generated a net loss attributable to us of $21.8 million ($0.06 per common share) compared to net loss attributable to us before specific items of $19.8 million ($0.05 per common share) in Q3.

EBITDA was $13.4 million in Q4, compared to $22.9 million in Q3.  Our results included restructuring costs of $1.4 million in Q4, compared to $nil in Q3.  Q4 EBITDA before specific items was $14.8 million, a decrease of $8.1 million from EBITDA before specific items of $22.9 million in Q3.

During Q4, we offered to exchange our senior notes due June 2011 with senior notes due December 2016, and solicited the consent of the note holders to amend the terms of the note indenture.  The bond exchange was subsequently completed on March 10, 2010.

The following table summarizes pulp and paper production curtailment in Q4, 2009:

Q4, 2009 production curtailment (In thousands of tonnes)	Specialty printing papers	Newsprint	Pulp	Total
Crofton 1	2.4	8.2	33.7	44.3
Elk Falls 1	38.5	94.1		132.6
Snowflake		10.4		10.4
Total	40.9	112.7	33.7	187.3

1	Curtailment includes market curtailment related to E1, E2 and E5, and to one line of Crofton pulp production, all of which are indefinitely curtailed.

Production curtailment of 47% of newsprint capacity, 14% of specialty printing papers capacity, and 39% of market pulp capacity in Q4, 2009, represented production curtailment of 31% of total market capacity, compared to 42% in Q3.  The decrease was primarily due to the restart of one of two pulp production lines at Crofton on October 5, 2009, reinstating 222,000 tonnes of NBSK pulp capacity on an annualized basis, partially offset by market curtailment at Snowflake and Crofton during the holiday season.

OUTLOOK

Paper demand is expected to continue to be weak in 2010 due to reduced print advertising for the end use markets we serve.  Conditions of excess supply across all markets in which we operate are expected to continue, resulting in low operating rates in 2010.  As a result, prices are expected to be lower in 2010 than in 2009, and we anticipate that production curtailment will continue.  Declining prices and volumes, combined with the expectation that the Canadian dollar will strengthen marginally in 2010 from 2009 would have a negative impact on our operating and net earnings, as well as on cash flows and liquidity.  Pulp markets are expected to remain strong in the first half of 2010.  Prices later in the year will be affected primarily by inventory levels, the amount of Chinese pulp imports and changes to global pulp capacity.

Production curtailment

We believe that the curtailment of machines or mills in a period of weak demand is the appropriate way to minimize its operating expenses and reduce fixed costs to offset the loss of revenue from lower volumes.  On January 21, 2010, we announced the indefinite curtailment of the C1 machine at Crofton, removing 140,000 tonnes of newsprint on an annualized basis.  As this curtailment significantly impacts our requirements for DIP as furnish, and owing to relatively high ONP prices and constrained availability and quality of recovered paper, we also announced the indefinite curtailment of its paper recycling facility on January 21, 2010, removing 175,000 air-dried tonnes of DIP capacity on an annualized basis.

The table below summarizes the production curtailment anticipated by us in the first quarter of 2010.

Q1, 2010 forecast production curtailment (In thousands of tonnes)	Specialty printing papers	Newsprint	Pulp	Total
Crofton 1	–	34.4	30.7	65.1
Elk Falls 2	37.7	92.0		129.7
Total	37.7	126.4	30.7	194.8

1
Curtailment includes market curtailment related to C1, which was first curtailed on December 22, 2009 and which was later curtailed indefinitely on January 21, 2010, and one line of Crofton pulp production which was indefinitely curtailed on March 8, 2009.

2	Curtailment includes market curtailment related to E1, E2, and E5, which are indefinitely curtailed.

Decisions on the specific extent of further curtailments in the first quarter and beyond will be made as required based on market conditions at the time.  If the market demand for our products were to recover to justify the restart of machines that are indefinitely curtailed, fibre supply would become a constraint depending on the timing, the amount of capacity involved, and the condition of lumber markets and sawmill operating rates at that time.

Capital spending

Capital spending for basic maintenance of business is expected to be approximately $20 million in 2010.  We also expect to incur capital spending of approximately $18 million related to two projects that are focused on energy efficiency and cost reduction.  We expect to fund these projects by utilizing $18 million of available Green Transformation Program credits.  During 2009 and continuing into 2010, capital spending was and is expected to remain at historically low levels.  We expect that based on current production capacity, these low levels are not sustainable over the longer term.

Liquidity, debt maturities and covenants

Liquidity at December 31, 2009 was $157.4 million, after taking into account the financial covenant to maintain excess availability above $35.0 million, and comprised cash and availability under our ABL Facility.  During 2009, we generated cash from operations of $101.4 million and free cash flow of $29.3 million, primarily in the first quarter of 2009.  We expect capital expenditures in 2010, net of any funding received through utilizing Green Transformation Program credits, will be higher than 2009.  We do not currently anticipate any other significant uses of cash in 2010 other than for our operations, working capital fluctuations, restructuring costs we may incur in implementing cost-reduction initiatives, costs that may be incurred related to the bond exchange, and severance payments that may become payable subject to certain contingencies as described in “Risk Factors”.  We expect that interest costs will increase by approximately $4 million in 2010 from 2009 due to the higher interest rate associated with the new senior notes which were issued in exchange for the senior notes due in 2011 on March 10, 2010.  This increase will be partially offset by the lower principal amount of the new senior notes. Cash contributions to pension plans are expected to be approximately $11 million lower in 2010 than in 2009, as a result of changes made to pension and other post-retirement benefit plans, as well as the five-year extension we were granted to the period within which insolvency payments are required for certain of our defined benefit pension plans.

EBITDA in 2009 was $103.5 million; however, this will be difficult to sustain in 2010 given that the key factors impacting our results are expected to remain challenging as discussed above.  We believe our liquidity as at December 31, 2009 is sufficient to meet our requirements in 2010; however, given the uncertain outlook for our products, there can be no assurance that our liquidity at December 31, 2009 will be sufficient to satisfy all foreseen and unforeseen obligations.

We have senior recourse debt that matures in June 2011.  On March 10, 2010, we completed the bond exchange relating to US$318.7 million of our senior notes due in 2011 leaving US$35.5 million outstanding  The bond exchange extends the maturity of the respective senior notes to December 2016, thereby reducing the refinancing risk and uncertainty surrounding the maturity of the notes.

The maturity of our long-term debt is set out in note 14, “Long-term debt” to our consolidated financial statements for the year ended December 31, 2009.  Our ABL Facility has a term to August 2013.  We have a 50.001% interest in PREI which has non-recourse debt of $94.1 million maturing in July 2016.

The principal financial covenants on our ABL Facility are (i) maintaining minimum shareholders’ equity of $639.0 million as at December 31, 2009, (ii) maintaining minimum availability of $35 million, and (iii) restricting capital expenditures to 120% of the annual operating budget, with these values determined in accordance with Canadian GAAP.  We anticipate being able to meet these financial covenants in 2010.  We have no significant maintenance covenants attached to its other long-term debt.

Resignation of President and Chief Executive Officer

On January 25, 2010, our Board of directors accepted the resignation of President and Chief Executive Officer Richard Garneau, who will be leaving the Company at the end of May 2010, for personal reasons.  The Board of directors has commenced a search for a successor.

2010 key priorities

We continue to prepare for the challenges ahead by focusing on reducing fixed and operating costs, improving our product mix, and managing our liquidity and cash flows by focusing on cash conservation, debt maturities and investment in capital projects that provide long-term benefits to the Company.  Key priorities in 2010 are:

•	Focus on cash flows and liquidity through

o	the prudent use of capital, including limiting capital expenditures to safety needs and basic maintenance of business levels while optimizing the use of the Green Transformation Program credits; and

o	refinancing of the 2011 senior notes;

•	Maintain our focus on matching production to customer orders and keeping inventories at appropriate levels;

•	Develop higher-value recycled-content grades at the Snowflake mill, particularly hi-brite and directory grades and continue to develop the grade mix at the B.C. mills;

•	Focus on implementing initiatives to reduce operating and fixed costs through

o	implementing changes to the salaried pension and benefit plans and to retiree post-employment benefit plans;

o
identifying further opportunities to reduce fixed costs to enable us to more effectively manage costs during periods of production curtailment and to facilitate grade and product mix switching across machines; and

o	continuing to work with the four municipalities in B.C. in which we operate and with the B.C. government to reduce the municipal property tax burden to a sustainable level;

•	Continue to implement plans to reduce labour costs to $80 per tonne at all mills and develop more flexible and efficient work practices; and

•	Improve the safety performance at all mills, with a target lost-time injury frequency ratio of 1.0 and medical incident rate of 3.0.

Consolidated results of operations

Year ended December 31, 2009 compared to year ended December 31, 2008

Sales

Sales in 2009 decreased $647.7 million, or 35.0% from 2008.  The decrease was due to lower average transaction prices across our products, and decreased volumes due to increased production curtailments and the loss of pulp and white top linerboard sales volumes due to the closure of the Elk Falls pulp mill and white top linerboard operation in November 2008.  These negative impacts were partially offset by a full year’s inclusion of the Snowflake mill in 2009, compared to only a partial year’s inclusion in 2008 beginning from the date of acquisition in April.

The following table highlights the factors that affected our sales by segment:

Sales (In millions of dollars)
	Year ended December 31,			Increase (decrease) from 2008 as a result of
	2009	2008	Total change	Volume	Price 1	F/X
Specialty printing papers	$815.3	$1,000.9	$(185.6)	$(170.7)	$(43.5)	$28.6
Newsprint	317.7	463.9	(146.2)	(87.5)	(74.1)	15.4
Total paper	1,133.0	1,464.8	(331.8)	(258.2)	(117.6)	44.0
Pulp	68.7	384.6	(315.9)	(301.1)	(19.4)	4.6
Total	$1,201.7	$1,849.4	$(647.7)	$(559.3)	$(137.0)	$48.6

1	Price is inclusive of sales mix.

EBITDA and EBITDA before specific items

(in millions of dollars)	EBITDA 1	EBITDA before specific items 1,4
2008	$159.4	$189.5
Paper prices	(117.6)	(117.6)
Pulp prices	(19.4)	(19.4)
Impact of Canadian dollar on sales, inclusive of hedging 2	48.6	48.6
Production volume and mix3	(70.0)	(70.0)
Distribution costs	14.8	14.8
Furnish mix and costs	30.0	30.0
Chemical costs	4.2	4.2
Energy costs	4.1	4.1
Labour costs	9.4	9.4
Maintenance	12.7	12.7
Other fixed costs	4.2	4.2
Lower of cost or market impact on inventory, net of inventory change	12.8	12.8
Restructuring costs	12.2	–
Other, net	(1.9)	(1.9)
2009	$103.5	$121.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is $30 million.
3	Volume and mix impact is net of favourable impact of additional $136.8 million of fixed cost reductions due to curtailed operations.
4	Specific items included restructuring costs.

Operating earnings (loss)

Our operating loss decreased by $96.9 million in 2009 from 2008.  This was partly due to an asset-impairment charge of $17.4 million related to excess machine capacity in 2009 compared to an asset-impairment charge of $151.0 million primarily related to the closure of the Elk Falls pulp mill and white top linerboard operation in 2008.  In addition, a reduction in depreciation and amortization expense of $19.2 million as a result of the 2008 write-down and reduced depreciation and amortization related to idled Crofton pulp assets, while partly offset by lower EBITDA, contributed to the reduction in operating loss.

Net earnings (loss) attributable to the Company

Net loss attributable to us of $4.4 million in 2009 ($0.01 per common share) improved $215.4 million from net loss attributable to us of $219.8 million ($0.65 per common share) in 2008.  Net loss attributable to us before specific items in 2009 was $58.8 million ($0.15 per common share), a deterioration of $33.2 million from a net loss attributable to us before specific items of $25.6 million ($0.08 per common share) in the previous year.

The following table reconciles 2009 net earnings (loss) to 2008:

(in millions of dollars)	Pre-tax	After-tax
2008 net earnings (loss) attributable to the Company	$(310.5)	$(219.8)
Lower EBITDA before specific items	(68.1)	(45.8)
Lower restructuring costs	12.2	8.2
Lower depreciation and amortization expense	19.2	11.8
Lower impairment charge in 2009	133.6	98.0
Change in foreign exchange gain (loss) on long-term debt	157.5	133.5
Gain on cancellation of long-term debt in 2009	30.7	26.1
Lower other income, net	(14.3)	(10.0)
Lower interest expense	5.7	3.2
Income tax adjustments, net		(11.6)
Change in net earnings (loss) attributable to non-controlling interest	2.0	2.0
2009 net earnings (loss) attributable to the Company	$(32.0)	$(4.4)

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2009, and December 31, 2008:

(In millions of dollars)	2009	2008	Variance	Comments
Working capital	$214.8	$201.5	$13.3

Improvement reflects increase of $78.1 million in cash and cash equivalents and decrease of $96.1 million in payables due to lower trade payables and accrued payroll as a result of extensive production curtailment, and pay-down of restructuring liabilities as well as the absence of a mark-to-market liability position on revenue hedges at the end of 2009.  These positive factors were largely offset by a decline in accounts receivable of $120.2 million as sales volumes and prices were significantly affected by the economic downturn in 2009, and a decline in inventory of $33.1 million as fibre and pulp finished goods inventory declined due to the closure of Elk Falls pulp mill and white top linerboard operations in 2008 and increased production curtailment in 2009.

Property, plant and equipment	1,664.7	1,854.4	(189.7)

Decrease mainly due to depreciation and amortization in excess of capital expenditures in 2009, foreign currency translation related to the Snowflake mill and an impairment charge of $17.4 million on excess capacity in Q4, 2009.

Other assets	38.0	65.0	(27.0)	Decrease mainly reflects decline in mark-to-market positions on debt hedges and amortization taken on deferred financing costs in 2009, partly offset by an increase in future income tax asset in 2009.
Total debt	775.6	969.9	(194.3)

Decrease reflects the stronger Canadian dollar at year-end and its impact on translation of the Company’s U.S. dollar-denominated debt, as well as the purchase for cancellation of US$45.8 million in senior notes and pay-down on the revolving facility, offset by additional PREI debt of $19.3 million.

Employee future benefits	294.6	263.2	31.4

Increase reflects a lower discount rate, the impact of higher premiums for medical services plan coverage for retirees related to changes instituted by the B.C. government, and a number of early retirements resulting from restructuring initiatives, partially offset by reductions to future benefits as a result of restructuring initiatives and better than expected plan asset investment performance.

Other long-term obligations	13.4	13.3	0.1	Reflects an increase in environmental and remedial liabilities, offset by payments made for restructuring liabilities during 2009.
Future income taxes and deferred credits	38.3	67.9	(29.6)

Change consists of the following significant items: (i) a future tax recovery on current year loss; (ii) an $8.6 million take-back of previous releases of future income taxes related to previously announced reductions in future federal and provincial income tax rates; and (iii) a $2.7 million reduction in deferred credits.

Additional paid-in capital	16.4	14.6	1.8	Increase relates to the recording of stock-based compensation.

B.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Cash flows provided (used) by operations before changes in non-cash working capital	$6.0	$113.2	$(51.0)
Changes in non-cash working capital	95.4	(35.1)	48.3

Cash flows provided (used) by
Operations	101.4	78.1	(2.7)
Investing activities	(2.9)	(205.3)	(83.7)
Financing activities	(20.4)	132.2	50.9

Capital spending	11.5	41.9	85.8
Depreciation and amortization	146.6	165.8	176.4
Impairment	17.4	151.0	–
Capital spending as % of depreciation and amortization	8%	25%	49%

Total debt to total capitalization 1,2	49%	54%	47%
Net debt to net capitalization 3,4	46%	54%	47%
Net debt to LTM EBITDA before specific items 3,5,6	5.7	5.1	6.9
EBITDA before specific items to interest 5	1.8	2.5	1.6

1	Total debt comprises long-term debt, including current portion.
2	Total capitalization comprises total debt and shareholders’ equity attributable to the Company.
3	Net debt comprises total debt less cash on hand.
4	Net capitalization comprises total capitalization less cash on hand.
5	EBITDA before specific items is a non-GAAP measure. Refer to Section 10, “Non-GAAP measures” for further details.
6	LTM = last 12 months.

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$6.0	$(2.7)	$(7.9)	$(15.2)	$31.8	$113.2	$53.3	$50.8	$4.6	$4.5
Changes in non-cash working capital	95.4	7.5	14.2	83.4	(9.7)	(35.1)	4.3	(46.4)	26.3	(19.3)

Cash flows provided (used) by
Operations	101.4	4.8	6.3	68.2	22.1	78.1	57.6	4.4	30.9	(14.8)
Investing activities	(2.9)	(1.6)	(0.5)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Financing activities	(20.4)	(10.7)	43.2	(33.5)	(19.4)	132.2	(52.9)	14.4	145.5	25.2

Capital spending	11.5	4.7	1.0	2.2	3.6	41.9	13.5	12.1	10.8	5.5
Depreciation and amortization	146.6	37.8	35.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	17.4	17.4	–	–	–	151.0	14.5	–	136.5	–
Capital spending as % of depreciation and amortization	8%	12%	3%	6%	10%	25%	35%	31%	23%	13%

Total debt to total capitalization 1,2	49%	49%	48%	49%	52%	54%	54%	52%	50%	50%
Net debt to net capitalization 3,4	46%	46%	45%	48%	52%	54%	54%	52%	50%	50%
Net debt to LTM EBITDA before specific items 3,5,6	5.7	5.7	4.1	3.6	4.0	5.1	5.1	6.0	7.0	7.7
EBITDA before specific items to interest 5	1.8	0.9	1.4	1.1	3.3	2.5	3.4	3.4	1.6	1.6

1	Total debt comprises long-term debt, including current portion.
2	Total capitalization comprises total debt and shareholders’ equity attributable to the Company.
3	Net debt comprises total debt less cash on hand.
4	Net capitalization comprises total capitalization less cash on hand.
5	EBITDA before specific items is a non-GAAP measure. Refer to Section 10, “Non-GAAP measures” for further details.
6	LTM = last 12 months.

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as principal and interest payments on debt.  Assuming no further deterioration in our business, we anticipate that future operating cash requirements can be funded through internally generated cash flow from operations and advances under our ABL Facility.  However, in the event of further deterioration in our business or the continuation of current market conditions for a prolonged period, these sources may not be sufficient to meet cash requirements for operations and additional funding sources would be required.  Additional funding sources would also be required to repay our outstanding debt as it matures.  In normal market conditions, such additional funding would typically be obtained through the issuance of debt or equity securities or both.  However, credit and capital markets have been volatile over the last several years and market access for non-investment grade companies, including us, was limited or non-existent for extensive periods in 2008 and 2009.  Accordingly, there can be no assurance that we would be able to access debt or equity markets to the extent necessary to fund any shortfall arising from operations or to repay or refinance our outstanding debt as it matures.

Operating activities

Cash provided by operating activities was $101.4 million in 2009 compared to cash provided of $78.1 million in the previous year.  The increase of $23.3 million was primarily related to a reduction in working capital requirements of $130.5 million in 2009 partially offset by lower EBITDA of $55.9 million in 2009.

Investing activities

Cash used in investing activities was $2.9 million in 2009 compared to $205.3 million in the previous year.  The year-over-year change was largely driven by the acquisition of the Snowflake mill in 2008 for $172.2 million and a reduction of $30.4 million in capital spending in 2009.

Capital spending in 2009 was $11.5 million, compared to $41.9 million in 2008, the components of which are summarized in the following table.

(In millions of dollars)	2009	2008

Safety	$0.3	$2.5
Environment	0.4	0.3
Maintenance of business	7.1	24.1
Profit adding	3.7	15.0
Total	$11.5	$41.9

As of December 31, 2009, we had $157.4 million of liquidity available, comprising $83.1 million in cash and the availability of $74.3 million on our ABL Facility.  The cash availability is after taking into account the financial covenant to maintain excess availability above $35.0 million.  Compared to December 31, 2008, our available liquidity increased by $12.1 million.  The increase was primarily due to lower drawings on the ABL Facility and higher cash on hand in 2009, largely offset by a reduced borrowing base due to lower inventory and accounts receivable associated with higher production curtailment levels in 2009.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves.  After February 13, 2010, this may include a reserve for vacation pay obligations, which as at December 31, 2009, amounted to $26.2 million.  This reserve may only be imposed if excess availability, as defined in the ABL Facility, is below a threshold of $75 million.  Excess availability under this definition was $84.3 million at December 31, 2009.

The agreements covering the ABL Facility and senior notes impose significant operating and financial restrictions on us that may limit the conduct of our business and our ability to take advantage of new business opportunities.

Debt

Total debt outstanding as at December 31, 2009 was $775.6 million.  Our net-debt to net-capitalization ratio as at December 31, 2009 was 46% or 8% lower than the ratio as at December 31, 2008.  The decrease was primarily due to the year-over-year change in the U.S. dollar-to-Canadian dollar exchange rate and the impact of the purchase and cancellation of US$45.8 million of our 8.625% senior notes in Q1, 2009, offset in part by the additional debt proceeds raised on the refinancing of PREI’s $75.0 million of 6.387% first mortgage bonds through the issuance of $95.0 million of 6.447% first mortgage bonds in Q3.

The indentures and agreements governing our senior notes contain customary restrictive covenants including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  However the restrictive covenants associated with our 2011 notes were eliminated through the exchange offer of our 2011 notes for our new 2016 notes.

The ABL Facility contains a number of covenants that, among other things, place restrictions on matters customarily restricted in such facilities, including indebtedness which encompasses guarantee obligations, liens, fundamental changes, investments, derivative transactions, sales of assets, changes in fiscal periods, environmental activity, negative pledges, subsidiary distributions and changes in lines of business.  The ABL Facility contains customary events of default, including failure to pay principal or interest when due, failure to comply with or observe key covenants, failure to refinance the 2011 notes on or before March 15, 2011, adverse judgements, seizures of property, material adverse change, auditors’ “going concern” qualification, and change in control.  The covenants relating to our ABL Facility are determined using financial statement values, where applicable, based on Canadian GAAP.

At December 31, 2009, we were in compliance with the covenants under both our ABL Facility and senior notes.

The following table illustrates the changes in our long-term debt for the year ended December 31, 2009:

Issue	January 1, 2009	Net increase (decrease)	Foreign exchange	December 31, 2009
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$354.2 million; January 1, 2009 $400.0 million)	$492.2	$(59.6)	$(61.0)	$371.6
Senior notes, 7.375% due March 2014 (US$250.0 million)	311.0	(1.1)	(44.5)	265.4
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	60.1	(45.6)		14.5
Capital lease obligation	12.2	(1.0)		11.2

Non-recourse (PREI)			
First mortgage bonds, 6.387% due July 2009	74.9	(74.9)		
First mortgage bonds, 6.447% due July 2016	–	94.1		94.1
Subordinated promissory notes	19.5	(0.7)		18.8

Total debt	$969.9	$(88.8)	$(105.5)	$775.6
Less: current portion	75.8	(74.8)		1.0
Total long-term debt	$894.1	$(14.0)	$(105.5)	$774.6

C.	Research and Development, Patents and Licences, etc.

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.  Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.  Due to our cash conservation focus, we did not incur any research and development expenditures in 2009, although we incurred approximately $2.5 million of such expenditures for the year ended December 31, 2008.

D.	Trend Information

See information provided in Item 5A.

E.	Off Balance Sheet Arrangements

Guarantees

Business Dispositions

We sold a portion of our operations in June 2001 and provided with the sale a 10-year environmental indemnity with a maximum liability to us of $12.5 million.  This liability has been reduced by expenditures related to certain decommissioning projects.  We provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

Loans

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor were no longer able to meet its contractual obligations.  At December 31, 2009, the value of the mortgage was $7.9 million.  The agreement does not increase our liability beyond the obligations for the building lease.

Recycling plant acquisition

In connection with the acquisition of our paper recycling operation in December 2003, we provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors.  Liability under these indemnities expired in November 2008, with the exception of the indemnity related to title to the shares, which does not expire.  We do not expect any significant claims related to these indemnities.  We also provided indemnities with respect to general environmental matters under our lease of the land and buildings.  We have agreed to indemnify the landlord for all costs, claims and damages related to any release by us of any hazardous substances on the property or the breach by us of our environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  We are not liable for pre-existing environmental conditions.

F.	Tabular Disclosure of Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2009, excluding amounts due for interest on outstanding indebtedness.

Payments due by period (In millions of dollars)	2010	2011		2012	2013	2014	Thereafter

Total debt, excluding capital lease obligations	$ 	$370.7	1	$ 	$14.5	$261.7	$113.8
Capital lease obligations	1.0	1.1		4.0	3.8	1.3	
Operating leases	10.4	8.7		6.3	6.2	5.1	24.5
Other commitments	1.6	1.6		0.5			
Total	$13.0	$382.1		$10.8	$24.5	$268.1	$138.3

1
On March 10, 2010, US$318.7 million of 2011 senior notes were exchanged for US$280.4 million of new 2016 senior notes, leaving US$35.5 million of 2011 senior notes outstanding.  Refer to “Debt” section below for further details.

Non-GAAP Measures

EBITDA, defined as earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses equates to operating earnings (loss) plus depreciation and amortization and impairment.  This measure as calculated by us might not be comparable to similarly titled measures reported by other entities as U.S. GAAP does not define a method of calculating EBITDA.  We focus on EBITDA, as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements.  As such, we believe it would be useful for investors and other users to be aware of this measure so that they can better assess our operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of us, or an alternative to cash flows as a measure of liquidity.

We incurred some specific items in 2009 and 2008 that adversely or positively affected our average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making it difficult to compare results from period to period.  We believe it is useful for readers to be aware of these specific items and to have an indication of performance and comparative trends excluding them.  Specific items include foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset impairments, restructuring costs, financing-related fees, income tax adjustments, and other significant items of an unusual or non-recurring nature.  We believe this is useful supplemental information; however, our measures excluding specific items have no standardized meaning under U.S. GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers are cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) attributable to us before specific items and net earnings (loss) per share attributable to our common shareholders before specific items should not be confused with or used as an alternative to measures prescribed by U.S. GAAP.

We have reported free cash flow because management believes this information can be used by investors and other users to better assess our operating performance.  Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  As U.S. GAAP does not define a method of calculating free cash flow, the measure as calculated by us might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  Free cash flow is calculated as EBITDA after capital expenditures, interest and income taxes paid, and adjustments to reflect employee future benefit payments.  The closest GAAP measure is cash provided by operating activities less cash used by investing activities.

The tables below provide a reconciliation of net earnings (loss) attributable to us to EBITDA and EBITDA before specific items, net earnings (loss) attributable to us to net earnings (loss) attributable to us before specific items, and a reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow, and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by year:

(In millions of dollars)	2009	2008	2007

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(219.8)	$(36.5)
Net earnings (loss) attributable to non-controlling interest	(1.2)	0.8	0.1

Net earnings (loss)	(5.6)	(219.0)	(36.4)
Depreciation and amortization	146.6	165.8	176.4
Impairment	17.4	151.0	–
(Gain) loss on cancellation of long-term debt	(30.7)	–	–
Foreign exchange (gain) loss on long-term debt	(75.3)	82.2	(103.9)
Other (income) expense, net	9.4	(4.9)	15.3
Interest expense, net	69.3	75.0	70.7
Income tax recovery	(27.6)	(90.7)	(95.1)
EBITDA	$103.5	$159.4	$27.0

Specific items:
Restructuring costs	17.9	30.1	55.3
Change-of-control costs	–	–	9.4
Impact of USW strike	–	–	25.0
Total specific items	17.9	30.1	89.7
EBITDA before specific items	$121.4	$189.5	$116.7

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter:

(In millions of dollars)	2009					2008
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)
Net earnings (loss) attributable to non-controlling interest	(1.2)	0.7	(0.9)	(1.1)	0.1	0.8	0.6	(0.1)	(0.2)	0.5

Net earnings (loss)	(5.6)	(35.1)	12.3	(3.0)	20.2	(219.0)	(47.9)	(11.0)	(122.1)	(38.0)
Depreciation and amortization	146.6	37.8	35.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	17.4	17.4	–	–	–	151.0	14.5	–	136.5	–
(Gain) loss on cancellation of long-term debt	(30.7)	–	–	–	(30.7)	–	–	–	–	–
Foreign exchange (gain) loss on long-term debt	(75.3)	(11.1)	(38.9)	(37.9)	12.6	82.2	53.5	10.8	1.2	16.7
Other (income) expense, net	9.4	3.6	2.7	3.8	(0.7)	(4.9)	–	(0.2)	(4.5)	(0.2)
Interest expense, net	69.3	16.6	16.5	16.3	19.9	75.0	19.6	19.2	19.4	16.8
Income tax expense (recovery)	(27.6)	(15.8)	(5.6)	(8.9)	2.7	(90.7)	(13.7)	(4.8)	(47.3)	(24.9)
EBITDA	103.5	13.4	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1

Specific items:
Restructuring costs
Specialty printing papers	$11.7	$0.4	$(0.5)	$9.8	$2.0	$10.6	$(1.0)	$0.1	$0.5	$11.0
Newsprint	3.0	0.2	0.2	1.9	0.7	4.1	(0.1)	0.1	0.5	3.6
Pulp	3.2	0.8	0.3	0.6	1.5	15.4	2.3	12.9	0.2	–
Total specific items	17.9	1.4	–	12.3	4.2	30.1	1.2	13.1	1.2	14.6
EBITDA before specific items	$121.4	$14.8	$22.9	$18.4	$65.3	$189.5	$65.9	$66.2	$30.7	$26.7

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by year:

(In millions of dollars and after-taxes, except where otherwise stated)
	2009	2008	2007

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(219.8)	$(36.5)
Specific items:
(Gain) loss on cancellation of long-term debt	(26.1)	–	–
Foreign exchange loss (gain) on long-term debt	(64.0)	69.4	(86.2)
Impairment and loss on disposal	13.1	111.0	4.9
Restructuring and change-of-control costs	12.5	20.8	42.7
Fees related to bond exchange offer	1.5	–	–
USW strike impact	–	–	16.5
Financing related fees	–	–	0.8
Termination fee on closure of corrugating machine	–	(1.2)	–
Income tax adjustments	8.6	(5.8)	(31.5)
Net earnings (loss) attributable to the Company before specific items	(58.8)	(25.6)	(89.3)

Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$(0.01)	$(0.65)	$(0.17)
Before specific items	$(0.15)	$(0.08)	$(0.42)

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter:

(In millions of dollars and after-taxes, except where otherwise stated)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)

Specific items:
(Gain) loss on cancellation of long-term debt	(26.1)	–	–	–	(26.1)	–	–	–	–	–
Foreign exchange loss (gain) on long-term debt	(64.0)	(9.5)	(33.0)	(32.2)	10.7	69.4	45.2	9.1	1.0	14.1
Impairment and loss on disposal	13.1	13.1	–	–	–	111.0	10.0	–	101.0	–
Restructuring costs	12.5	1.0	–	8.5	3.0	20.8	0.9	9.0	0.8	10.1
Fees related to bond exchange offer	1.5	1.5	–	–	–	–	–	–	–	–
Termination fee on closure of corrugating machine	–	–	–	–	–	(1.2)	–	–	(1.2)	–
Income tax adjustments	8.6	7.9	–	–	0.7	(5.8)	1.7	–	–	(7.5)
Net earnings (loss) attributable to the Company before specific items	(58.8)	(21.8)	(19.8)	(25.6)	8.4	(25.6)	9.3	7.2	(20.3)	(21.8)

Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
Before specific items	$(0.15)	$(0.06)	$(0.05)	$(0.06)	$0.02	$(0.08)	$0.02	$0.02	$(0.06)	$(0.10)

Reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow by year:

(In millions of dollars)	2009	2008	2007

Cash provided (used) by operating activities	$101.4	$78.1	$(2.7)
Cash used by investing activities	(2.9)	(205.3)	(83.7)
Proceeds from the sale of property, plant and equipment and other assets	(4.5)	(2.2)	(6.5)
Snowflake acquisition		172.2	–
Other investing activities	(4.1)	(6.6)	4.4
Non-cash working capital changes except changes in taxes and interest	(96.5)	37.8	(49.7)
Other	35.9	(28.8)	17.8
Free cash flow	$29.3	$45.2	$(120.4)

Reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow by  quarter:

(In millions of dollars)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$101.4	$4.8	$6.3	$68.2	$22.1	$78.1	$57.6	$4.4	$30.9	$(14.8)
Cash provided (used) by investing activities	(2.9)	(1.6)	(0.5)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Proceeds from the sale of property, plant and equipment and other assets	(4.5)	(0.9)	(0.4)	(0.5)	(2.7)	(2.2)	0.1	(2.3)	0.1	(0.1)
Snowflake acquisition			–	–	–	172.2	–	0.3	171.9	–
Other investing activities	(4.1)	(2.2)	(0.1)	(2.6)	0.8	(6.6)	(7.7)	2.5	(6.4)	5.0
Non-cash working capital changes except change in taxes and interest	(96.5)	(9.4)	(12.1)	(87.8)	12.8	37.8	(6.6)	51.3	(29.7)	22.8
Other	35.9	2.8	13.1	15.4	4.6	(28.8)	(11.3)	(21.0)	10.8	(7.3)
Free cash flow	$29.3	$(6.5)	$6.3	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

Management’s calculation of free cash flow by year:

(In millions of dollars)	2009	2008	2007

EBITDA	$103.5	$159.4	$27.0
Interest paid, net	(66.5)	(74.4)	(67.8)
Capital expenditures	(11.5)	(41.9)	(85.8)
Income taxes paid	(0.5)	(0.8)	(0.5)
Employee future benefits, expense over (under) cash contributions 1	4.3	2.9	6.7
Free cash flow	$29.3	$45.2	$(120.4)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

Management’s calculation of free cash flow by quarter:

(In millions of dollars)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$103.5	$13.4	$22.9	$6.1	$61.1	$159.4	$64.7	$53.1	$29.5	$12.1
Interest paid, net	(66.5)	(15.9)	(15.9)	(15.5)	(19.2)	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)
Capital expenditures	(11.5)	(4.7)	(1.0)	(2.2)	(3.6)	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)
Income taxes received (paid)	(0.5)	(0.1)	0.3	(0.3)	(0.4)	(0.8)	(0.7)	0.4	0.3	(0.8)
Employee future benefits, expense over (under) cash contributions 1	4.3	0.8	–	5.5	(2.0)	2.9	(3.2)	–	(0.7)	6.8
Free cash flow	$29.3	$(6.5)	$6.3	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgements about matters that are inherently uncertain.

Note 2, “Summary of Significant Accounting Policies” to the December 31, 2009 consolidated financial statements includes a summary of the significant accounting policies used in their preparation.  While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement.  On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes.  Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgements, and are subject to measurement uncertainty.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof.  Provisions for liabilities relating to legal actions and claims require judgements about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2009, we had a provision of $7.6 million for environmental, remedial and other obligations.  We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $3.4 million in 2010.

As at December 31, 2009, we had a contingent liability related to severance payments to hourly employees who may become entitled to severance under the terms of their respective governing labour agreements at the Elk Falls and Crofton mills.  In addition, we had a contingent liability related to severance payments to hourly employees at the Elk Falls, Port Alberni and Powell River mills who may forfeit their right of recall in exchange for severance payments.  We have not recorded a liability with respect to contingent severances as the likelihood, timing and extent of any potential liability is not determinable.

Impairment of long-lived assets

We review long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  We test for impairment using a two-step methodology as follows:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgements, assumptions and estimates and may change over time.  Due to the variables associated with judgements and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 80% of total assets as at December 31, 2009.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

During the fourth quarter of 2009, as a result of the severity of the decline in demand for our products, we conducted step (i) impairment tests on its paper and pulp assets.  Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending.  The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts.  The useful life of our assets was estimated at 20 years for paper assets and 10 years for pulp assets.  Product sales prices and foreign exchange assumptions for 2010 of CDN$1.00 = US$0.95 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles.  Product sales prices and foreign exchange assumptions for years 2011 to 2013 were based on forecasts prepared by Resource Information Systems Inc., an independent external firm.  The foreign exchange assumption was CDN$1.00 = US$0.93 in 2011 declining to CDN$1.00 = US$0.89 by 2013.  Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88.  Step (i) of the impairment test demonstrated that an impairment charge for the pulp and paper assets was not required as the estimated undiscounted cash flows exceeded the carrying values.

Our Elk Falls E1 paper machine has been curtailed since September 2007 and its Elk Falls E2 and E5 paper machines have been indefinitely curtailed since February 23, 2009.  The demand outlook for newsprint and directory paper remains weak and on January 21, 2010, we announced that our Crofton C1 paper machine would be indefinitely curtailed.  Our paper recycling facility in Coquitlam, which supplies the Crofton paper machines with de-inked pulp, was also indefinitely shutdown in mid-February 2010.  We have accelerated depreciation on certain paper machines over the past few years in anticipation of declining North American newsprint demand.  We expect that while global demand will improve in the future over 2009 levels, it will not return to a pre-recession level and we will likely have excess newsprint machine capacity.  As a result, we recorded an asset-impairment charge of $17.4 million in the fourth quarter of 2009.  We are in discussions with key stakeholders, including unions and municipalities, on cost reductions across its operations.  Given the marketing outlook for 2010, we expect cost reductions are necessary to restart the idled machines.  We will continue to assess demand and cost conditions to determine whether improvements are sufficient to enable curtailed machines to return to production.  To the extent that business conditions do not improve sufficiently in a reasonable period of time, we may consider a permanent shut down of our Elk Falls operations, Crofton paper operations, and paper recycling facility necessitating a further write-down in the future.  As at December 31, 2009, the net book value of these assets was approximately $236 million for the Elk Falls paper mill site, approximately $195 million for the Crofton paper mill site, and approximately $70 million for the Coquitlam paper recycling facility.

Our pulp production at the Crofton mill was also indefinitely curtailed in March 2009 removing 403,000 tonnes of annualized pulp capacity.  The restart of one of the two lines of pulp production on October 5, 2009 re-instated 222,000 tonnes of total pulp capacity on an annualized basis.  The second line of pulp production at Crofton remains indefinitely curtailed. As at December 31, 2009, the net book value of the curtailed Crofton pulp mill assets was approximately $19 million.

During 2008, we recorded an asset-impairment charge of $136.4 million on assets related to its Elk Falls pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory.  The Elk Falls pulp mill and white top linerboard operation was permanently closed on November 18, 2008 as a result of the ongoing unavailability of sawdust fibre.  In addition, we also recorded a $14.6 million asset impairment charge in 2008 on certain specific mill assets that are no longer in use or where the net realizable value has decreased due to the current weak economic environment.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans.  We retain independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements.  This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements.  These assumptions include:

•
The discount rate, which is used to estimate the actuarial present value of the various plan obligations.  We, assisted by independent actuarial advisors, set the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments.  As at December 31, 2009, a discount rate of 6% per year was determined by management in consultation with its independent actuarial advisors.

•
The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations.  We, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns.  As at December 31, 2009, a rate of return of 7% per year was determined by management in consultation with its independent actuarial advisors.

•
Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations.  As at December 31, 2009, a rate of compensation increase of 2% per year was determined by management in consultation with its independent actuarial advisors.

•
Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations.  As at December 31, 2009, a health care trend rate of 7% per year was determined by management in consultation with its independent actuarial advisors.  The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2009.  This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2009 expense	Net benefit obligation	Net 2009 expense

Assumed overall health care cost trend
Impact of:
1% increase	n/a	n/a	30.2	3.3
1% decrease	n/a	n/a	(26.0)	(3.7)

Provision for bad debts and allowance for doubtful accounts

We regularly review the collectability of our accounts receivable.  We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgement to arrive at an estimate.  Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded.  Accounts receivable balances for individual customers could potentially be material at any given time.  We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms.  We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers.  Our estimate of the required allowance is a matter of judgement and the actual loss eventually sustained may be more or less than estimated.

We recorded bad debt expense of $1.1 million (2008 – $3.1 million) for the year ended December 31, 2009.  As at December 31, 2009, “Accounts receivable” comprised 4.9% of total assets.  Included in this balance was a provision of $3.7 million for doubtful accounts, or 3.6% of accounts receivable (as at December 31, 2008 - $3.2 million for doubtful accounts, or 1.4% of accounts receivable).  We believe our allowance for doubtful accounts as at December 31, 2009 is adequate to provide for probable losses existing in accounts receivable.

Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgements, assumptions and estimates.  Future tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled.  A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years.  The projection of future taxable income is based on management’s best estimate and may vary from actual.

Our future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carry-forwards.  Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment.  Estimating the ultimate settlement period for these temporary differences requires making judgements.  The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws.  As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings.  A one-percentage-point change in our reported effective income tax rate would have the effect of changing income tax expense by approximately $0.8 million.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which it operates and on its judgement as to the appropriate allocation of income and deductions to these jurisdictions.  Canadian, U.S. and international tax laws are subject to interpretation, and our judgement may be challenged by taxation authorities.  In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

CHANGES IN ACCOUNTING POLICIES

Effective for the year ended December 31, 2009, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian GAAP with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP, and restated its interim consolidated financial statements for 2009.

Information on the impact of U.S. GAAP on the Company’s interim consolidated earnings and consolidated balance sheets is presented in note 18, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” to the Company’s interim consolidated financial statements for the three months ended March 31, 2010.

Effective January 1, 2010, the Company changed its policy on the classification of foreign exchange gains and losses on the ineffective portion of its derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in “Sales” are now recognized in “other income (expense), net”. The Company is continuing to classify the effective portion of gains or losses on its currently designated U.S. dollar revenue risk management instruments in the same income statement line items as the hedged item in “Sales”.

In addition, the Company also changed its policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in “Sales” and “Cost of sales, excluding depreciation and amortization”.  The changes in the fair value related to these instruments are now recognized in “Other expense, net”.

During 2009 and 2010, we adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In July 2009, the FASB Accounting Standards Codification (“ASC”) became the single source of authoritative U.S. GAAP for non-government entities.  The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, but is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the U.S. SEC has not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ended September 15, 2009.  We adopted the FASB ASC in the preparation of our annual consolidated financial statements for the year ended December 31, 2009.

•
In May 2009, the FASB issued a Subsequent Events Topic in the ASC, which establishes general standards of accounting for and disclosure of subsequent events.  The Topic is based on the same principles as currently exist in the auditing standards and requires disclosure of the date through which an entity has evaluated subsequent events and is effective for interim or annual financial periods ending after June 15, 2009.  We adopted the disclosure requirements of this Topic in our annual consolidated financial statements for the year ended December 31, 2009.

•
In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer’s disclosure regarding plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies.  Additional disclosures include (i) the major categories of plan assets, (ii) the inputs and valuation techniques used to measure the fair value of plan assets, and (iii) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets.  The disclosures are effective for fiscal years ending after December 15, 2009.  Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes.  We adopted the disclosure requirements of this Topic in the preparation of our annual consolidated financial statements for the year ended December 31, 2009.

•
In March 2008, the FASB amended the Derivatives and Hedging Topic of the ASC.  The amendments expand quarterly disclosure requirements about an entity’s derivative instruments and hedging activities.  The amendments are effective for fiscal years beginning after November 15, 2008.  We adopted the disclosure requirements of this Topic in our annual consolidated financial statements for the year ended December 31, 2009.

•
In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to how an entity accounts for identifiable assets acquired, liabilities assumed, non-controlling interests acquired, and goodwill acquired, and how it determines the disclosures required as part of a business combination.  The amendments apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  We adopted the disclosure requirements of this Topic in our annual consolidated financial statements for the year ended December 31, 2009.

•
The amendments to the Consolidation Topic of the ASC in December 2007 included changes to the Topic as it relates to the presentation and disclosure for entities that have equity investments not attributable to the parent, called non-controlling interests or minority interests.  The amendments establish where and how to report non-controlling interests in the consolidated statements of financial position and operations, and how to account for changes in non-controlling interests, and also establish disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  T We adopted the disclosure requirements of this Topic in our annual consolidated financial statements for the year ended December 31, 2009.

•
In June 2009, the FASB amended the Consolidation Topic of the ASC, as it relates to the consolidation of variable interest entities.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities will no longer be exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this topic are effective January 1, 2010.  The amendments had no impact on the Company’s interim consolidated financial statements or disclosures.

•
In February, 2010, the FASB amended its guidance on subsequent events contained in the ASC. The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  The Company adopted the amended guidance in its consolidated financial statement disclosures for its interim financial statements for the three-month period ended March 31, 2010.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

As of May 7, 2010, there were no new pronouncements issued by the FASB that may impact the Company’s consolidated financial statements for future periods.

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

Name	Age	Principal Occupation	Director Since
Thomas S. Chambers	65	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers LLP. Director, Coopers Park Corporation, Macdonald Dettwiler & Associates Ltd., Viterra Inc.	October 30, 2003
Gary Collins	45
Senior Vice President, Belkorp Industries Inc.  Previously, President and Chief Executive Officer, HMY Airways Inc., member of the British Columbia Legislative Assembly and Minister of Finance, British Columbia.  Director, Liquor Stores Income Fund, Lantic Inc., Jazz Air Income Fund.
			April 27, 2005
William F. Dickson	69	Corporate director. Chairman of Fraserwood Industries Ltd. Previously, a partner of and counsel to Lawson Lundell LLP, where he practiced corporate and commercial law.	June 9, 2008
Michel Desbiens	70	Corporate director and retired forest products company executive. Previously, consultant to the forestry industry. Director, Cascades Inc., Rogers Sugar Income Fund (trustee), Lantic Inc.	May 24, 2006
Benjamin C. Duster, IV	49	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm).	December 1, 2006
Richard Garneau	62	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.	March 28, 2007
Denis Jean	61	Corporate director and consultant	March 28, 2007
Jeffrey G. Marshall	65	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc. Director, Neenah Foundry Company, Ormet Corporation	December 1, 2006
Amit B. Wadhwaney	56	Portfolio Manager and Senior Research Analyst, Third Avenue Management LLC.	December 1, 2006

Messrs. Chambers, Desbiens, Jean and Marshall are members of our Environmental, Health and Safety Committee.

Messrs. Collins, Dickson and Wadhwaney are members of our Governance Committee.

Messrs. Dickson, Duster and Wadhwaney are members of our Human Resources and Compensation Committee.

Messrs. Chambers, Collins and Marshall are members of our Audit Committee.

Officers

Officers are appointed to serve at the pleasure of the Board of directors.

Name	Age	Title
Brian Baarda	43	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations –Newsprint, ONP Procurement, Recycling.
Lyn Brown	53
Vice President, Corporate Relations and Social Responsibility.  Previously, Director, Corporate Affairs and Social Responsibility; Vice President, Customer Relations and Vice President, Communications and Government Affairs, Aquila Networks Canada.

Stephen Boniferro	54	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.
L. Thomas Crowley	49	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.
Richard Garneau	62	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.
Brian Johnston	53	Vice President, Operations. Previously Vice President, Operations - Specialty Paper and Pulp.
Robert H. Lindstrom	56	Vice President, Supply Chain. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.
David L. Adderley	55	Vice President and General Counsel. .
Peter M. Staiger	51	Vice President and Treasurer. Previously Corporate Controller & Treasurer.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than 1% of our issued and outstanding common shares.  Mr. Marshall is the director of Neenah Foundry Company, which filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on February 3, 2010.

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

In 2007 the Board restructured the directors’ compensation policy to help instill a compensation philosophy that average performance merits below average pay and rewards superior performance with top decile pay.  In restructuring the directors’ compensation, the Board considered median to 75th percentile average director compensation for publicly listed companies in North America.  Under this compensation policy, no meeting fees are paid and annual cash retainer and equity compensation are set to fall at or below median annual director compensation for public comparators.  Directors can make up this gap based on the performance of stock options and restricted share units received if the market value of the Common Shares increases during their tenure.  Stock options are issued annually with an exercise price set 25% above the weighted average price of the Common Shares on the TSX over the five days prior to the date of grant.  In addition, a one time grant of RSUs was issued to each director in 2007 (unless waived, as is the case with Mr. Amit Wadhwaney of Third Avenue Management LLC and other than Mr. Dickson, who joined the Board in June 2008 and received such grant shortly thereafter).  The RSUs vest three years following the date of grant, and are intended to compensate directors for attending Board and committee meetings and foster focused value-enhancing commitment beyond the participation expected at formal meetings.  The following table shows the current director compensation policy.

Item	Amount
Chair’s Annual Fee
● Annual cash retainer	$125,000
●    Annual stock option grant (options are granted with an exercise price set 25% above the Common Share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)
36,000 options
● RSUs (One time initial grant made to current and future Chairs when they are appointed. RSUs vest three years after their grant date.)	125,000 RSUs
Director’s Annual Fee
● Annual cash retainer	$60,000
●    Annual stock option grant (options are granted with an exercise price set 25% above the Common Share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)
24,000 options
● Restricted share units (One time initial grant made to current and subsequent directors when they join the Board. RSUs vest three years after their grant date.)	60,000 RSUs
Committee Chair’s Annual Fee (other than Audit Committee Chair)	$10,000
Committee Member’s Annual Fee	$5,000
Audit Committee Chair’s Annual Fee	$15,000
Special Committees
● Special Committees requiring five or less meetings	Chair $2,500
Member $1,500
● Special Committees requiring six or more meetings	Chair $5,000
Member $3,000

Mr. Amit Wadhwaney, a director and employee of Third Avenue Management LLC, which as at March 1, 2010 exercised voting control over approximately 31.2% of the Common Shares, has waived his entitlement to director compensation for the time being, other than reimbursement of expenses.

Directors may choose to convert all or part of their cash compensation into DSUs. The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Common Shares on the TSX over the ten days prior to the calculation date.  The value of the DSUs is payable by the Corporation only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant redemption date.  Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director.  All amounts are paid in cash, subject to statutory withholdings.  A director may change his or her DSU election prior to the commencement of each calendar year.

The following table sets out the DSUs held by directors as at December 31, 2009:

Director	Number of DSUs Held as at December 31, 2009	Percentage of Cash Compensation as DSUs in 2009(1)
Thomas Chambers	263,065	0%
Gary Collins	533,143	100%
Michel Desbiens	10,547	0%
William Dickson	-	0%
Benjamin Duster	10,547	0%
Richard Garneau	-	0%
Jeffrey Marshall	190,257	50%
Denis Jean	-	0%
Amit Wadhwaney	-	0%

(1)	Mr. Marshall elected to receive cash compensation commencing the third quarter of 2009. Mr. Collins has elected to receive cash compensation during 2010.

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2009:

Director(1)	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Total Fees (Cash) ($)
Thomas Chambers	60,000	5,000	15,000	80,000
Gary Collins(2)	60,000	10,000	—	70,000
Michel Desbiens	125,000	5,000	—	130,000
William Dickson	60,000	10,000	—	70,000
Benjamin Duster	60,000	—	10,000	70,000
Denis Jean	60,000	5,000	—	65,000
Jeffrey Marshall(2)	60,000	5,000	10,000	75,000
Amit Wadhwaney(3)	—	—	—	—

(1)
Mr. Garneau, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.  The table does not include $23,333 in directors fees paid to Mr. Neal Goldman, who ceased to be a director on April 28, 2009.

(2)	Messers. Collins and Marshall received all or a portion of their cash compensation as DSUs.

(3)
Mr. Wadhwaney, a director and employee of Third Avenue Management, LLC which exercises voting control over approximately 31.2% of the Common Shares, has waived all director compensation (other than reimbursement of expenses) for the time being.

The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Garneau who, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards ($)	Option based awards ($)(1~~)~~	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Thomas Chambers	80,000	—	3,770	—	—	—	83,770
Gary Collins	70,000	—	3,770	—	—	—	73,770
Michel Desbiens	130,000	—	5,656	—	—	—	135,656
William Dickson	70,000	—	3,770	—	—	—	73,770
Benjamin Duster	70,000	—	3,770	—	—	—	73,770
Neal Goldman(2)	23,333	—	3,770	—	—	—	27,103
Denis Jean (3)	65,000	—	3,770	—	—	5,000	73,770
Jeffrey Marshall	75,000	—	3,770	—	—	—	78,770
Amit Wadhwaney	—	—	—	—	—	—	—

(1)	Represents the fair value of options granted in 2009 on the date of grant. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

2009
Risk-free interest rate	3.0%
Annual dividends per share	NIL
Expected stock price volatility	45.0%
Expected option life (in years)	10
Average fair value of options granted (in dollars)	$0.16

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Corporation estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.

(2)	Mr. Goldman ceased to be a director on April 28, 2009.

(3)	Mr. Jean was paid $5,000 for consulting services he provided to the Corporation.

Executive Compensation Strategy

Our executive compensation strategy is based on a compensation philosophy which includes three principal components:

i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

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

The Corporation believes these objectives will be reached with a total compensation package which corresponds to base salary levels set at a discount to comparator median levels of compensation, where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels.  Actual awards paid to executives will vary based upon both individual and corporate performance.  Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay.

Each position is assigned a salary range and a benefit program which is adjusted to maintain the desired competitive position in the market place.  Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remain competitive relative to total compensation packages for similar roles in the forest industry and general industry.  Three sources of market data are used which include:  The Hay Group – Forest Industry Survey, The Hay Group – All Industrial Average Survey and Towers Perrin – Forest Industry Survey.  The surveys include comparable compensation data for pulp, paper and forest products companies in North America.

Base Salary, Benefits and Perquisites

Base salaries are targeted at the 75th percentile based on the Hay Forest Industry Survey and at the 50th percentile based on the Hay All Industrial Average where possible.  Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

The Corporation provided a number of perquisites to some or all executives, including leased cars, club memberships, housing allowances and participating in an executive health program.  Consistent with a general trend the Corporation eliminated many of these benefits in 2009.

Short Term Incentive Plan

Amounts set forth in the column headed “Annual Incentive Plan” in the table above were paid pursuant to our executive short-term incentive plan (“STIP”).  The STIP provides variable pay based on the achievement of measurable corporate and individual performance objectives.  Each executive position has a target STIP award value that is expressed as a percentage of base salary.  The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows:  Mr. Garneau: 132%; Mr. Baarda: 45% (40% in 2009); Mr. Crowley: 45%; Mr. Boniferro: 40%; Mr. Johnston: 40%.  Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data contained in both the Hay Forest Industry Survey Report and the Hay All Industrial Average Survey.  STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business.

STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units.

In 2009, the maximum STIP amount payable to all salaried employees of the Corporation, including the Named Executive Officers, was capped at 10% of 2009 free cash flow as reported in the Corporation’s  management discussion and analysis for the year ended December 31, 2009.  If the aggregate amount of STIP awards payable, based on achievement of pre-established objectives, exceeded the 10% free cash flow amount, individual STIP payments were to be prorated.  Notwithstanding that a portion of the 2009 STIP award was payable based upon the achievement of certain departmental and personal objectives, the Corporation elected not to make STIP payments to any employees in 2009, including the Named Executive Officers.  Free cash flow of $29.3 million was generated in 2009, 10% of which was available for STIP payments.  However, this was the result of management’s decision to significantly reduce capital and maintenance expenditures.  Without such reductions, free cash flow would have been negative.  Taking this into account, as well as the importance of conserving cash, no STIP payments were made in respect of 2009.

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

Corporate Component (50%)

The corporate portion is based on the achievement of a number of corporate targets as determined by the Board each year. This component may also include an amount awarded at the Board’s discretion.  For 2009 the corporate component made up 50% of the STIP award and consisted of specific targets for safety, operating earnings, labour cost reductions and free cash flow.

Department  Component (30%)

The department component is based on the achievement of quantifiable business objectives specific to the executive’s area of oversight.  In 2009, these department components made up 30% of the STIP award.

Board Discretion (20%)

In 2009 the Board discretion component made up 20% of the STIP award.  The Board takes into account a variety of factors in determining the amount of the discretionary component for each executive including the individual’s overall contribution and commitment to the Corporation’s strategic objectives and performance.

2009 STIP Targets — Scorecard

The targets for the corporate component of the 2009 STIP award, and performance as measured against those targets, are as follows:

Measure and Weighting	Results vs Target
Safety (20%)	The 2009 targets for medical incidents and lost time injuries were not met.
Operating earnings (50%)	The 2009 operating earnings target of $97.5 million was not achieved. Adjusted operating earnings (loss) for 2009 was ($42.6 million).
Labour cost reductions (10%)	The labour cost target of $84/tonne was not achieved. The adjusted labour cost for 2009 was $92/tonne.
Free cash flow (20%)	The adjusted free cash flow target of $144 million was not achieved. The adjusted free cash flow for 2009 was $47.2 million.

Based on the above, for 2009 none of the total corporate component of the STIP award was earned.

The targets for the department component of the STIP award, and performance as measured against those targets, are as follows:

Department	Targets	Results vs Target
Chief Executive Officer	Targets were the same as the objectives for the corporate component and consisted of targeted achievements in safety, operating earnings, labour, costs reductions and free cash flow.	None of these targets were achieved.
Chief Financial Officer	Targeted achievements in finance SG&A costs, forecast accuracy, average month end timing and SOx reporting.	83% of the department component was achieved.
Senior Vice President, Sales and Marketing	Targeted achievements in SG&A costs, volume, inventory and market share versus benchmark.	83% of the department component was achieved.
Senior Vice President, Human Resources	Targeted achievements in labour agreements, organizational development and design, reporting, training and benefit costs.	50% of the department component was achieved.
Vice President, Operations Newsprint, Recycling & Recovered Paper	Targeted achievements in safety, quality, productivity, cost and yield.	55% of the department component was achieved.
Vice President, Operations Specialties and Pulp	Targeted achievements in safety, quality, productivity, cost and yield.	52% of the department component was achieved.

No awards in respect of the discretionary component of the STIP award were made.

Mid and Long-Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.  In 2007, the Compensation Committee substantially revised the Corporation’s long term incentive plan and implemented a new mid and long term incentive plan (“2007 MLTIP”) designed to more effectively achieve this objective.  The 2007 MLTIP measured results over a three year period (January 1, 2007 to December 31, 2009).  The 2007 MLTIP had targets that were established as a percentage of base salary. These targets were based on the same market data sources as the STIP and were targeted at the 75th to 90th percentile.  However, the 2007 MLTIP was also linked to value creation within the organization over a longer time frame.  The 2007 MLTIP awards consisted of both RSUs and stock options, the vesting of which was based on a combination of time and performance targets.  In early 2010 the Compensation Committee assessed actual results against the 2007 MLTIP objectives and made vesting determinations with respect to the RSUs and stock options previously granted in connection with the 2007 MLTIP.

The Compensation Committee is currently in the process of developing a mid and long term incentive plan for the period commencing January 1, 2010.  The disclosure set out below refers to the provisions of the 2007 MLTIP in effect for the three year period ended December 31, 2009 and does not apply to any subsequent mid and long term incentive plan, the provisions of which have not yet been established.

The mid-term component of the 2007 MLTIP consisted of RSUs, the vesting of which was linked to the length of time that the executive remains employed with the Corporation, as well as the Corporation’s return on capital employed (“ROCE”).  The long-term component of the 2007 MLTIP consisted of stock options, the vesting of which was subject to the length of time that the executive remains with the Corporation and the achievement of specified ROCE performance targets.  The options have a seven year life, and an exercise price equal to the weighted average price per share of the Common Shares for all sales of Common Shares on the TSX during the five consecutive trading days preceding the date of the grant of the options.

The number of RSUs and stock options granted to an executive under the 2007 MLTIP was based on a percentage of his or her salary at the beginning of the performance period (January 1, 2007) multiplied by three, a target award percentage, the Common Share price prior to the date of grant (for RSUs) and a modified Black Scholes calculation (for options).  The target award percentages ranged from 76% to 182% of base salary, depending on the executive’s position and potential for contribution to the Corporation’s success.  Once the revised 2007 MLTIP was implemented in 2007, the Board made a number of RSU and stock option grants to the Corporation’s executives pursuant to the plan.

In order to qualify for the time vested portion of the RSUs and stock option grant, the executive must have remained in an executive position for the full three year (or less, in the case of pro-rated 2007 MLTIP awards) vesting period and the Corporation’s ROCE levels must not have eroded below a minimum threshold of 1.5% over the three year period.   As at December 31, 2009, the Compensation Committee determined that the objectives applicable to this portion of the 2007 MLTIP had been met and therefore the entire time-based portion of the 2007 MLTIP should vest.  The Compensation Committee elected to have the Corporation satisfy the RSU portion of the vested 2007 MLTIP with cash, rather than through the issuance of Common Shares, on the basis of $0.22 per vested RSU (the trading price of the Common Shares at the time such determination was made).  An aggregate of $48,074 was paid to four executives in respect of this component of the 2007 MTLIP.  Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston had voluntarily surrendered their 2007 MTLIP RSUs and stock options in 2009 and did not participate in this payment.

Vesting of the remaining portion of the RSUs and stock options was subject to achievement of a ROCE performance target over the three year period, compared to that of a selected peer group.  The Corporation’s three year ROCE (determined on an annual compounded basis) was required to equal the median ROCE for the peer group.  ROCE is a measure of the return that a company obtains from its business compared to its cost of capital, and represents the efficiency with which capital is used to generate revenue.  The Compensation Committee believes ROCE is a useful comparator for businesses operating within the same industry, since it indicates the relative value a company gains from its assets compared to its peers.  The 2007 MLTIP ROCE targets were based on (i) an assumed weighted average cost of capital of 9.5% for the Corporation; and (ii) a starting capital base of $836,140,000.  The ROCE performance targets for this portion of the 2007 MLTIP were not met and none of the RSUs or stock options issued in connection with this portion of the 2007 MTLIP vested.

Depending on the achievement of the performance objectives, 0% to 100% of the performance based RSUs and options will vest based on the following chart:

MLTIP Target Metrics

	Vesting Amounts
Targets	50%	75%	100%
3 Year ROCE Performance Targets	5% ROCE	7.5% ROCE	10% ROCE

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

Executive Compensation

The following table reflects compensation paid during 2009 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 (each a “Named Executive Officer” or “NEOs”), except that annual incentive plan amounts are in respect of 2009 but were paid in 2010.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share based Awards ($)(1) (d)	Option based Awards ($)(2) (e)	Non-Equity Incentive Plan Compensation		Pension Value ($)(4) (g)	All Other Compen-sation ($)(5) (h)	Total Compensation ($) (i)
					Annual Incentive Plans ($)(3) (f)	Long term Incentive Plans ($) (f)
R. Garneau President and Chief Executive Officer	2009 2008	612,000 612,000	— 17,472	— —	— —	— —	322,000 400,000 346,000	— —	1,334,000 975,472
D. Smales(6) Vice President, Finance and Chief Financial Officer	2009 2008	230,933 275,000	— 25,540	— 33,988	— 90,000	— —	33,970 39,642	— —	264,903 464,170
B. Baarda(7) Vice President, Finance and Chief Financial Officer	2009 2008	227,279 218,381	— —	— 27,235	— 67,000	— —	31,293 145,526	31,017 —	289,589 458,142
S. Boniferro Senior Vice President, Human Resources	2009 2008	250,000 250,000	— 74,148	— —	— 76,000	— —	222,000 217,500	— —	472,000 617,648
L. T. Crowley(8) Senior Vice President, Sales and Marketing	20092008	285,475 266,525	— 23,202	— 47,589	— 93,817	15,488 —	72,557 45,912	— —	373,520 477,045
B. Johnston(9) Vice President, Operations	2009 2008	227,307 218,382	— —	— 27,897	— 67,000	— —	31,293 170,299	37,956 28,022	296,556 511,600

Notes:

(1)
Represents the fair value of RSUs on the grant date based on the closing price of the Common Shares on the TSX on the grant date subject to, in the case of RSUs which were granted to Messrs. Smales and Crowley in 2008 pursuant to the 2007 MLTIP, a discount of 37% reflecting management’s estimate of the likelihood at that time that certain performance targets established under the 2007 MLTIP would be achieved.  In addition to the RSU amounts listed in the table:  (i) in 2008 Mr. Garneau was granted 183,153 RSUs having a grant date fair value of $120,002 in 2009 to compensate for the diminution in value of previously granted RSUs caused by the dilutive impact of the Rights Offering; (ii) in 2009 Mr. Baarda was granted 162,609 RSUs having a grant date fair value of $30,733; (iii) in 2009 Mr. Boniferro was granted 165,217 RSUs having a grant date fair value of $31,226; and (iv) in 2009 Mr. Johnston was granted 162,609 RSUs having a grant date fair value of $30,733.  All of these RSUs were granted pursuant to and were to vest in accordance with the provisions of the 2007 MLTIP.  In March 2009 each of Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston voluntarily surrendered all RSUs granted to them pursuant to the 2007 MLTIP for no consideration or expectation of future grants and these RSUs are therefore not reflected in the table.

(2)	Represents the fair value of stock options on the grant date. The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:
2008
Risk-free interest rate	3.8%
Annual dividends per share	NIL
Expected stock price volatility	40.0%
Expected option life (in years)	8.5
Average fair value of options granted (in dollars)	$0.51

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Corporation estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.  A discount of 37% was applied to stock options granted pursuant to the 2007 MLTIP, reflecting management’s estimate of the likelihood that certain performance targets established under the 2007 MLTIP will be achieved.

During 2008 Mr. Garneau was granted 400,698 stock options having a grant date fair value of $104,863 to compensate for the diminution in value of previously granted options caused by the dilutive impact of the Rights Offering.  All of these options were granted pursuant to and were to vest in accordance with the 2007 MLTIP.  In addition, each of Mr. Baarda and Mr. Johnston were granted 366,666 stock options having a grant date fair value of $95,957 and Mr. Boniferro was granted 372,549 stock options having a grant date fair value of $97,497.  All of these options were granted pursuant to and were to vest in accordance with the 2007 MLTIP.  Each of Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston voluntarily surrendered all options granted to him pursuant to the 2007 MLTIP for no consideration or expectation of future grants and these options are therefore not reflected in the table.

(3)	Mr. Garneau was entitled to a STIP award of $476,000 pursuant to achievements under the corporate and departmental component of the 2008 STIP, but he declined to accept such award.

(4)
Amounts in this column for all NEOs other than Mr. Crowley reflect annual contributions and allocations (including investment returns on notional account balances) to the Corporation’s defined contribution pension plan, including the Supplemental Retirement Plan for Senior Executives (“SERP”), for the years ended December 31, 2009 and 2008.   In the case of Mr. Garneau, $322,000 of the total pension contribution represents the annual amount to which he is entitled under existing employment arrangements.  In addition, in 2009 the Board of directors approved a pension contribution of $400,000, representing a STIP award payable to Mr. Garneau in RSUs that had been approved in respect of 2007, but the issuance of which had been deferred.  Of Mr. Boniferro’s SERP amount, $200,000 represents a payment made pursuant to Mr. Boniferro’s employment agreement with the Corporation which is intended to compensate Mr. Boniferro for a retention award and loss of pension benefits he would have been entitled to from his former employer.  In the case of Mr. Crowley, the amount shown reflects contributions relating to the Corporation’s defined benefit plans and a contribution of US$6,900 to Mr. Crowley’s 401(k) account.

(5)
Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.

(6)	Mr. Smales resigned his position with the Corporation effective November 4, 2009.

(7)
Mr. Baarda was appointed Chief Financial Officer on November 5, 2009.  Prior to that he was Vice President, Operations – Newsprint, ONP Procurement & Recycling.  Mr. Baarda was granted 45,590 options in 2008 to compensate him for the diminution in value of previously granted non-2007 MLTIP options caused by the dilutive impact of a rights offering completed in April, 2008.  Amounts in “All Other Compensation” consisted of:  (i) 2009 - $21,963  mortgage subsidy; $4,554 car lease; and $4,500 car allowance; and (ii) 2008 - $11,270 mortgage subsidy; and $9,265 car lease.

(8)
Mr. Crowley is compensated in United States dollars.  Amounts in the above table have been converted into Canadian dollars at an exchange rate of CDN$1.1419 to US$1.00.  The Board of directors determined that 121,500 stock options and 70,402 RSUs granted to Mr. Crowley in 2007 pursuant to the 2007 MLTIP vested.  The Corporation elected to satisfy the RSU portion with cash, rather than Common Shares, on the basis of $0.22 per vested RSU (the trading price of the Common Shares at the time such determination was made).

(9)
Mr. Johnston was granted 46,698 options in 2008 to compensate him for the diminution in value of previously granted non-2007 MLTIP options caused by the dilutive impact of a rights offering completed in April, 2008.  Amounts in “All Other Compensation” consisted of (i) 2009 - $30,000 relocation allowance; $3,456 car lease and $4,500 car allowance; and (ii) 2008 - $20,718 relocation allowance; $1,164 car lease; and $6,410 car allowance.

Pension Benefits

Retirement Plan Compensation

We do not provide pension, retirement or similar benefits to directors.

Each of the Canadian executives participates in a defined contribution plan pursuant to which the Corporation contributes 7% of the executive’s base salary to a maximum of $21,000 in 2008 ($22,000 in 2009).  The executive directs the investment of his or her defined contribution account based on a number of alternatives.  Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.  In addition, we have established a defined contribution segment of our Supplemental Retirement Plan for Senior Executives (the “SERP”).  We make regular contributions to the SERP on behalf of the executives, the amount of which varies among the executive.  Of the amounts contributed, 7%, to a maximum of $21,000, ($22,000 in 2009) is contributed to the defined contribution account as described above and the remainder is allocated to a notional account maintained for the members under the SERP.  Each of the Named Executive Officers, other than Mr. Crowley, is a member of the defined contribution segment of the SERP.

Mr. Garneau’s retirement account is credited with an annual lump sum payment of $300,000, payable on January 1 of each year, which commenced on January 1, 2008.  Mr. Boniferro’s retirement account is credited with a lump sum amount of $200,000 on January 1 of each of 2008, 2009 and 2010, after which the lump sum amount decreases to $25,000.  The retirement account of each of Mr. Baarda and Mr. Johnston is credited with an amount equal to 12% of their respective monthly salary and bonus.  The amounts paid to the Canadian Named Executive Officers pursuant to our retirement plans in respect of the year ended December 31, 2009 are included under the column “Pension Value” in the compensation table under the heading “Executive Compensation” on the preceding page.

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

Amounts payable under the SERP for Mr. Garneau and Mr. Boniferro vest at the end of each year subject to, in the case of Mr. Garneau, a pro-rated amount vesting in 2010, on the effective date of his resignation from the Corporation.  No benefit is payable to other executives under the SERP if the member ceases to be employed by us prior to attaining five years of participation in the plan.  Upon retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate.  Benefits payable under the SERP are secured by a letter of credit.

Defined Contribution Plans

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Non-compensatory ($)(2)	Accumulated value at year end ($)
R. Garneau	301,110	722,000	221,727	1,244,837
D. Smales	81,572	33,970	22,489	138,031
B. Baarda	326,608	31,293	26,628	384,529
S. Boniferro	180,290	222,000	67,958	470,248
B. Johnston	361,468	31,293	79,043	471,804

(1)	Represents the employer contribution.

(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.

In addition to the DB Plan referred to below, executives who are United States residents can contribute to a 401(k) plan.  An employee can defer 25% of gross compensation as limited by law (US$230,000 in 2008), to a maximum deferral of US$15,500 in 2008.  If the employee is at least age 50 in 2008, he or she may elect to defer a “catch-up” contribution of an additional $5,000.  An employee may also choose to contribute after tax contributions up to 10% of gross compensation as limited by law.  We make a matching contribution equal to one half of the first 6% of the employee’s deferral, not to exceed 3% of the employee’s compensation as limited by law.  In 2008 the maximum contribution that could be made by us for each 401(k) participant was $6,900.  Under this plan, gross annual compensation includes salary, bonus and vacation taken in pay.  Upon retirement, the employee may elect to receive one of several annuity options or a lump sum.

Pension Benefits Table for United States Resident Named Executive Officer

Name	Year	Number of years credited service (#)	Annual benefits payable (US$)		Accrued obligation at start of year (US$)	Compensatory change (US$)	Non-compensatory change (US$)	Accrued obligation at year end (US$)
			At year end	At age 65
L. T. Crowley	2009	9	31,745	31,745	336,659	56,191	40,548	433,398
	2008	8	7,174	27,197	288,265	36,165	12,229	336,659

Each of our executives who are United States residents could, during 2009, participate in a defined benefit pension plan (the “DB Plan”), which is funded by us.  Only one of our executives, Mr. Crowley, participated in the DB Plan.  The amount of the executive’s pension is based on credited years of service and average annual pensionable earnings (in the executive’s case being base salary, annual bonus and company contributions to any employee share purchase plan in effect).  Pensionable earnings are capped by law and the eligible compensation limit was US$245,000 in 2009 and US$230,000 in 2008.  The executive’s monthly pension benefit is based on a formula that takes into account years of benefit service, the average of the highest 60 months’ eligible compensation in the last 120 consecutive months and the monthly average compensation from the three most recently completed consecutive calendar years.  Benefits are computed as a straight line annuity payable at normal retirement age and no deduction is made for social security or any other offset amount.  Benefits are paid, at the employee’s option, through one of several annuity options or a lump sum distribution.

Effective January 1, 2010 the US DC Plan has been amended to provide for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan.  In addition the company will make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay.  The employee can defer up to 75% of eligible pay as limited by law.   Gross compensation was limited by law to USD$230,000 for 2008 and USD$245,000 for 2009.  The employee directs the investment of his defined contribution account based on a number of alternatives.  The maximum employee contribution level for 2008 and 2009 was USD$16,500.  The maximum employer matching contribution level for 2008 was USD$6,950 and for 2009 was USD$7,350.  If the employee is at least age 50, he or she may elect to defer a “catch-up” contribution of an additional USD$5,000 for 2008 and USD$5,500 for 2009.  An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law.  Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay.  Upon retirement the employee may elect to receive installments or lump sum as provided for by the plan.

The Corporation has adopted an amendment that will freeze accruals under, and terminate, the DP Plan effective December 31, 2009.  The DB Plan will be terminated in a standard termination.  Pursuant to the DB Plan amendment, benefit accruals ceased, in accordance with Section 204(h) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), on December 31, 2009.  No employee will either (a) become a participant, or (b) accrue any further benefits, in the DB Plan after the termination date.  Eligible participants earned benefits through December 31, 2009, but credited service and earnings after that date will not be taken into account in calculating DB Plan benefits, and thus participants will earn no further DB Plan benefits.

C.	Board Practices

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee, Governance Committee and Human Resources and Compensation Committee

Human Resources and Compensation Committee

The compensation of our executive officers is determined by the Human Resources and Compensation Committee (the “Compensation Committee”) which consists of three independent directors, W.F. Dickson, B.C. Duster (Chairman) and A. Wadhwaney.

The Compensation Committee’s principal function is to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer, approval of changes to benefit provisions in our salaried pension plans and approval of collective agreements.

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

The Compensation Committee met five times in the year ended December 31, 2009.

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

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000.  All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval.  In March, 2010 the Audit Committee approved the engagement of the external auditors for the period ending February 12, 2011 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $450,000.

During the last two years, the Corporation paid the following fees to its external auditors:

	Period ending December 31
	2009	2008
Audit Fees	$764,500	$897,000
Audit Related Fees	195,406	376,950
Tax Fees	142,880	81,515
All Other Fees	—	—
Total	$1,102,786	$1,355,465

The Audit Committee met four times in the year ended December 31, 2009.

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

The Environmental, Health and Safety Committee met four times in the year ended December 31, 2009.

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

The Governance Committee met four times in the year ended December 31, 2009.

D.	Employees

We have approximately 1,900 employees.

Approximately 990 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the CEP or the PPWC.  The 74 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”).  Most of the 212 hourly employees at the Snowflake mill are members of the USW or the IBEW.  The 22 hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.

The current collective agreements with each of the CEP and PPWC locals at Elk Falls, Crofton and Powell River expire on April 30, 2012. The collective agreements with the CEP locals at Port Alberni expire April 30, 2013.  The collective agreement with the CLAC local expires in 2012.  The collective agreements with the USW, IBEW, UTU and Carpenters Union expire in 2011.

E.	Share Ownership

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding common shares.

Stock Option Plan

We have one stock option plan, the Catalyst Paper Corporation Amended and Restated Stock Option Plan (the “Plan”).  The Plan provides for grants of options to acquire common shares of the Corporation to our directors and employees and our subsidiaries in such numbers as the Compensation Committee determines from time to time.  The Plan authorizes the granting of options for up to 12,000,000 common shares, representing 3.14% of the issued and outstanding common shares.  Options to purchase a total of 2,973,551 common shares are outstanding under the Plan as at March 31, 2010.

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

Maximum Number of Common Shares Issued

The maximum number of common shares reserved for issuance under the RSU Plan is 7,000,000, representing 1.83% of the issued and outstanding common shares.  Common shares purchased on the market to honour RSU grants will not be counted for the purpose of determining the number of shares issued under the Plan.  As at March 19, 2010, a total of 958,738 restricted share units were outstanding.  The maximum number of common shares reserved for issuance under both the RSU Plan and the Plan is 19,000,000, representing approximately 4.97% of the issued and outstanding common shares.  The RSU Plan provides that the maximum number of common shares issued to insiders (as that term is defined by the TSX), together with any common shares issued pursuant to any other security based compensation plan of the Corporation, will not exceed 10% of the total number of outstanding common shares.  In addition, the maximum number of common shares issued to insiders under the RSU Plan, together with any common shares issued to insiders pursuant to any other security based compensation arrangement of the Corporation within any one year period will not exceed 10% of the total number of outstanding common shares.

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

Outstanding Share based and Option based Awards

The following table shows all outstanding stock options and RSUs held by each of the Named Executive Officers (other than Mr. Smales, who resigned his position effective November 4, 2009) as at December 31, 2009:

	Option Based Awards(1)				Share Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
R. Garneau	—	—	—	—	66,800	13,360
B. Baarda(3)	50,000 50,000 43,000 7,000 45,590	4.39 3.62 3.39 3.29 1.15	1/29/2014 1/3/2015 1/24/2016 4/26/2016 7/29/2018	—	—	—
L. T. Crowley(4)	50,000 50,000 43,000 7,000 82,616 38,885 45,592	4.39 3.77 3.39 3.30 3.06 1.15 1.15	1/29/2014 1/3/2015 1/24/2016 4/26/2016 9/6/2014 7/29/2015 7/29/2018	—	—	—
S. Boniferro	—	—	—	—	66,800	13,360
B. Johnston(5)	50,000 50,000 50,000 46,698	4.39 3.62 3.29 1.15	1/29/2014 1/3/2015 4/26/2016 7/29/2018	—	—	—

Notes:

(1)	Underlying securities are Common Shares.

(2)	Represent RSUs. Underlying securities are Common Shares.

(3)	All of these options vest as to one-third on the first, second and third anniversary of the date of grant.

(4)
The 50,000 options that expire in 2014 and 2015 and the options that expire in 2016 vest as to one-third on the first, second and third anniversary of the date of grant.  The 165,232 options that expire in 2014 were issued pursuant to and vest in accordance with the 2007 MLTIP.  The 77,769  options that expire in 2015 were granted to compensate the holder for the diminution in value of the 165,232 2007 MLTIP options caused by the dilutive impact of the Rights Offering and these options vest in accordance with the provisions of the 2007 MLTIP.  The 45,592 options that expire in 2018 were granted to compensate the holder for the diminution in value of previously issued non-2007 MLTIP options caused by the Rights Offering and these options vest as to one third on the first, second and third anniversary of the date of grant.  All RSUs were granted pursuant to and vest in accordance with the 2007 MLTIP.

(5)	All of these options vest as to one-third on the first, second and third anniversary of the date of grant.

None of the RSUs held by the Named Executive Officers other than Mr. Crowley vested during 2009.  None of the options held by the Named Executive Officers that vested during the year, or any other vested options, were in-the-money during all of 2009.  As a result, no value vested for either options or RSUs during the year.

The following table shows all outstanding share based and option based awards for each of our directors as at December 31, 2009.

	Option Based Awards(1)					Share Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)		Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Thomas Chambers	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	—		128,276	25,655
Gary Collins	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	—		108,948	21,790
Michel Desbiens	36,000 36,000 38,650 36,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	—		170,544	34,109
William Dickson	24,000 24,000	1.44 0.40	7/29/2018 2/12/2019	—		80,160	16,032
Benjamin Duster	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	—		83,704	16,740
Denis Jean	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	—		80,160	16,032
Jeffrey Marshall	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	—		89,642	17,928
Amit Wadhwaney(3)	—	—	—	—	—	—	—

Notes:

(1)
Underlying securities are Common Shares.   All options vest as to one-third on the first, second and third anniversary of the date of grant.  Options which expire on 3/28/2017, 1/16/2018 and 2/12/2019  were granted pursuant to the director compensation program.   Options which expire on 7/29/2018 were granted to compensate the holder for the diminution in value of previously granted options caused by the dilutive impact of a rights offering completed in 2008 (the “Rights Offering”).

(2)
Reflects outstanding RSUs.  Underlying securities are Common Shares.  The RSUs vest three years from their grant date and represent RSUs granted pursuant to the director compensation program and RSUs granted to compensate the holder for the diminution in value of previously granted equity based compensation caused by the dilutive impact of the Rights Offering.

(3)	Mr. Wadhwaney has elected to waive his entitlement to director compensation for the time being, other than reimbursement of expenses.

None of the RSUs held by directors vested during 2009.  Of the options held by directors that vested during 2009 or before then, none were in-the-money during all of 2009.  As a result, no value vested for either options or RSUs during the year.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

The following sets out information on ownership of our common shares by any person known by us to beneficially own 5% or more common shares:

(i)
Third Avenue Management LLC (“TAM”) who has advised the Corporation that as at March 1, 2010 client accounts managed by TAM own in the aggregate 129,297,001 Common Shares representing approximately 33.87% of the issued and outstanding Common Shares, and TAM has voting control over 119,535,373 Common Shares, representing 31.2% of the issued and outstanding Common Shares; and

(ii)
Letko, Brosseau & Associates, who reported on February 10, 2010 that the aggregate number of Common Shares held by all of its managed accounts as at December 31, 2009 was 42,521,204 Common Shares representing 11.16% of all outstanding Common Shares.

B.	Related Party Transactions

Effective October 23, 2006, Third Avenue together with its subsidiaries and affiliates became a significant shareholder in the Company.  In 2008, Third Avenue acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake.  Third Avenue acquired a further 1,000,000 common shares on the open market in 2009.

The Company undertakes certain transactions with companies affiliated with its directors.  These transactions are in the normal course of business and are on the same terms as those accorded to third parties.  During 2009, the Company paid aggregate fees of approximately $7.1 million to companies affiliated with directors of the Company, primarily for obligations under a building lease, for services related to trucking chips and sawdust, and other consulting services.

C.	Interests of Experts and Counsel

Information not required for an annual report.

ITEM 8	FINANCIAL INFORMATION

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

Contingent Liabilities

Severances

Due to on-going weak market conditions, we have continued to curtail certain operations at our Elk Falls mill.  As at March 31, 2010, these curtailments have affected approximately 300 hourly employees at the Elk Falls mill.  The labour agreement between the Company and the union provides that if an hourly employee has been on lay-off for 12 months (lay-off is defined as having the opportunity to work less than 900 hours during the 12 month period), and, at the end of that 12 month period, we have no plans to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  As at March 31, 2010, approximately 200 employees at Elk Falls have requested severance payments, resulting in an aggregate severance charge of approximately $12.0 million.  If the remaining employees exercise their severance rights, as opposed to retaining their recall, rights, we estimate that the potential additional severance payment would be approximately $6 million.   We have not recorded a liability for this contingency.  We may not be able to restart the Elk Falls mill if all of the remaining hourly employees of this mill decide to forfeit their recall rights and request severances, in which case, we would consider permanently closing this mill.

In addition to the hourly employees on lay-off due to production curtailments, as at March 31, 2010, there were approximately 50 other hourly employees who were on lay-off at our Crofton, Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point and thereby forfeit their recall rights, we estimate that the total severance payment would be approximately $2 million.  We have not recorded a liability for this contingency as the likelihood, timing, and extent of any potential liability were not determinable.

Claim for return of payments made to Quebecor World (USA)

In January 2010, Quebecor World (USA)’s litigation trustee (“Quebecor”) filed a claim against the Company for alleged preferential transfers of approximately US$18.8 million.  The claim seeks the return of payments made by Quebecor to the Company in the ordinary course of their trade relationship in the 90 days prior to Quebecor’s Chapter 11 filing in December 2007.  The Company is one of 1700 vendors of Quebecor who received payments totalling US$390 million during the preference period in which the litigation trustee has sought recovery.  The claim is made pursuant to the U.S. Bankruptcy Code which allows recovery of certain transfers made by the bankrupt debtor within the 90 days prior to the bankruptcy filing, subject to a vendor’s defences.

The Company intends to defend the claim and has been advised that it has a number of defences available that are expected to eliminate or significantly reduce its financial exposure.  Accordingly, the Company does not expect to incur any significant liability in connection with the Quebecor claim.

Application to Labour Relations Board for certain post-retirement benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Company’s Powell River and Port Alberni mills, have applied to the Labour Relations Board of B.C. for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (“M.B.”), now doing business as Weyerhaeuser Company Ltd. (“Weyerhaeuser”).  Pacifica Papers Inc. (“Pacifica”) acquired the Powell River and Port Alberni mills from M.B. in 1998, and it was agreed as part of that transaction that M.B. would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills.  The Company subsequently amalgamated with Pacifica in 2001.  The Locals claim that the contractual relationships between the Company, Pacifica and M.B. do not absolve the Company (as successor to Pacifica) from any obligations which may exist in respect of certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills.  The Company does not agree with the Locals’ position and will contest the Labour Board application.  If the Locals’ application is successful, the Company could become responsible for the post-retirement benefits of these retirees in addition to those for which the Company already accounts. These proceedings are at an early stage.  The extent of the Company’s liability, if any, cannot be determined at this time although the Company estimates that it would incur costs of between $2 million and $4 million annually to provide these additional benefits.  In that event, the Company will seek indemnification from Weyerhaeuser.

ICP arbitration settlement

On November 20, 2009, the arbitration proceeding relating to a 20-year energy services agreement with ICP was settled.  The arbitration was a result of the Company’s declaration of force majeure under the energy services agreement due to the permanent closure of the Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.  The settlement terminated the energy services agreement, including the contingent liability for energy not purchased.  Subject to subdivision approval, the Company has agreed to transfer to ICP the land it currently leases and upon which its energy facility is located.  The Company has also granted certain easements and access rights to ICP to facilitate the independent operation of the energy facility and eliminate the need for the Company to provide certain services to ICP.  The cost of the settlement to the Company was $1.4 million, representing the fair value of the property to be transferred or leased at a nominal amount to ICP as well as the costs associated with the provision of services to ICP for 18 months.

Export Sales

Export sales constitute a significant portion of our sales.  The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years.

(In millions of dollars, except where otherwise stated)
	2007		2008		2009
	$	%	$	%	$	%
Canada	196.2	11%	209.4	11%	147.5	12%
United States	904.9	53%	1,077.0	58%	832.2	69%
Asia and Australasia	332.7	20%	291.5	16%	114.3	10%
Latin America	158.2	9%	170.0	9%	86.1	7%
Europe & Other	122.6	7%	101.5	6%	21.6	2%
Total sales	1,714.6	100%	1,849.4	100%	1,201.7	100%

Dividend Policy

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period.  No dividends were paid in the years ended December 31, 2009, 2008, 2007, 2006 or 2005.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements provided herein.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

Common Shares

Our common shares are traded on The Toronto Stock Exchange under the symbol CTL.  Using information from published sources, the following information shows the high and low trading values of our common shares for the periods indicated:

For the year ended	High ($)	Low ($)
December 31, 2009	0.44	0.08
December 31, 2008	1.78	0.24
December 31, 2007	4.31	1.19
December 31, 2006	3.60	2.40
December 31, 2005	4.26	2.40

For the quarter ended	High ($)	Low ($)
March 31, 2010	0.30	0.20
December 31, 2009	0.34	0.18
September 30, 2009	0.40	0.16
June 30, 2009	0.32	0.11
March 31, 2009	0.44	0.08
December 31, 2008	0.80	0.24
September 30, 2008	1.37	0.65
June 30, 2008	1.42	0.83
March 31, 2008	1.78	0.80

For the month ended	High ($)	Low ($)

April 30, 2010	0.44	0.25
March 31, 2010	0.28	0.21
February 28, 2010	0.27	0.21
January 31, 2010	0.30	0.20
December 31, 2009	0.31	0.18
November 30, 2009	0.33	0.23
October 31, 2009	0.34	0.24
September 30, 2009	0.40	0.26

B.	Plan of Distribution

This disclosure item is not applicable.

C.	Markets

Our common shares are traded on the Toronto Stock Exchange under the symbol CTL.

D.	Selling Shareholders

This disclosure item is not applicable.

E.	Dilution

This disclosure item is not applicable.

F.	Expenses

This disclosure item is not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

This disclosure item is not applicable.

B.	Memorandum and Articles of Association

Description of Share Capital

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.  As of March 31, 2010, there were 381,753,490 common shares and no preferred shares issued and outstanding.  All of the issued and outstanding common shares are fully paid.  Applicable corporate law prohibits the issue of shares with par value.

In April 2008, we completed a rights offering pursuant to which 167,069,361 common shares were issued for gross proceeds of $125,302,021.  These proceeds, together with funds from our revolving credit facility, were used to acquire our Snowflake, Arizona mill.

We do not nor do any of our subsidiaries hold any common shares.

Pursuant to the terms of our Stock Option Plan and our 2007 Restricted Share Unit Plan, as of March 31, 2010,  certain members of our senior management group hold options to acquire an aggregate of 2,192,311 common shares and restricted share units entitling the holders to acquire 133,600 common shares (one common share per restricted share unit) upon vesting, but which have not vested as of that date.  (See “Management – Executive Compensation”.)  None of the options have been exercised.

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

8.	Support Agreement dated January 25, 2010 between the Corporation and certain holders of the Corporation’s 8.625% senior notes due June 15, 2011.

9.
Indenture dated as of March 10, 2010 governing the Corporation’s 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.

10.
Fourth Supplemental Indenture amending the 2003 Notes Indenture, dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.

11.
Third Supplemental Indenture amending the 2004 Notes Indenture dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee.

12.
First Amending Agreements amending the ABL Facility, dated as of March 10, 2010 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein.

We also replaced our $350 million revolving credit facility maturing July 2009 with our $330 million ABL Facility pursuant to a Credit Agreement dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., JPMorgan Securities Inc., and the vendor parties named therein.  The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes.  Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill.  The ABL Facility includes financial covenants to maintain shareholder equity above $639 million (as at December 31, 2008), to maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

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

The Investment Canada Act was amended on March 12, 2009, when the Budget Implementation Act (“Bill C-10”) received royal assent and came into force of law.  As a result of Bill C-10, the Review Threshold will increase to an enterprise value of assets of $600 million and eventually will reach $1 billion.  The provisions of Bill C-10 relating to the Review Threshold have not yet come into force and regulations describing the manner in which the enterprise value is to be determined have not yet been prescribed.  Until such time, the $312 million Review Threshold described above continues to apply.  Additionally, all investments in Canada - even those that do not amount to an acquisition of control - may now be reviewed on grounds of whether they are likely to be injurious to national security.  In particular, upon referral by the minister responsible for the Investment Canada Act, the governor in Counsel may take measures in respect of an investment that it considers advisable to protect national security, including, among other things, (a) directing the non-Canadian not to implement the investment, (b) authorizing the investment on certain conditions, or (c) requiring the non-Canadian to divest themselves of control of the Canadian business or of their investment.

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

Passive Foreign Investment Company Status

The foregoing discussion assumes that we were not a Passive Foreign Investment Company (“PFIC”) for any taxable year during which an investor held common shares.  In general, a non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  To the best of the our knowledge and belief and based on information available, we are not and have not been a PFIC at least within the most recent five years, and we expect that we will not become a PFIC in the foreseeable future.1 However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects.  Consequently, we cannot provide any assurance that it has not been or will not become a PFIC for any taxable year during which an investor holds or held common shares.  If we were determined to be a PFIC for any taxable year during which an investor holds or held common shares, an investor could be subject to special, adverse U.S. federal income tax rules (including increased tax liability).  Investors should consult their own tax advisors concerning the U.S. federal income tax consequences of Catalyst being or having been a PFIC.

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

I.	Subsidiary Information

This disclosure is not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Accounts Receivable

We are exposed to credit risk on accounts receivable from our customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses.  We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits.  We also subscribes to credit insurance for substantially all of our receivables, periodically purchase accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables at December 31 were as follows:

	2009	2008
Trade receivables, gross
Current	$89.0	$177.8
Past due 1-30 days	7.3	24.5
Past due 31-90 days	1.0	4.0
Past due over 90 days	1.4	0.3
	98.7	206.6
Allowance for doubtful accounts	(3.7)	(3.2)
Trade receivables, net	95.0	203.4
Other receivables, including GST recoverables	6.5	18.3
Accounts receivable	$101.5	$221.7

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2009	2008

Balance, beginning of year	$3.2	$2.8
Increase in provision	1.2	3.1
Utilized in the year	(0.7)	(2.7)
Balance, end of year	$3.7	$3.2

We have experienced larger bad debt expense in 2009 as a result of deteriorating economic conditions and the difficult refinancing environment.

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

Our hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.

Our hedging policy for our U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure.  Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk: Our policy allows for hedges of newsprint and pulp to be placed on anticipated sales and hedges of old newsprint to be placed on anticipated purchases.  As well, hedges are placed on anticipated purchases at 0% to 70% of the net exposure for oil and natural gas.  The outstanding hedge positions are not significant and the price risk associated with our commodity hedges, for pulp output, is de minimus.

Interest rate risk: The fair value of our fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates.  Our policy is to keep the majority of our term debt on a fixed-rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt:

			Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2009	Currency and notional amount	Change in rate or price	Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income (loss)

Revenue hedges – currency risk (US$/C$)	US$ 366	5%	1.9	7.2	(5.3)	(3.3)

ABL Facility – interest risk (annualized)	C$ 15	100 bps	(0.1)	–	0.1	–

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Our principal cash requirements are for interest payments on our debt, capital expenditures and working capital needs.  We use our operating cash flows, ABL Facility and cash balances to maintain our liquidity.  Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions.  The internal forecasts include borrowing base availability and covenant compliance.  We also monitors the maturities of our long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

Financial instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Our financial instruments also include derivatives which we use to reduce our exposure to currency and price risk associated with our revenues, energy costs and long-term debt.  We are exposed to risk from our financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on their use.  Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements.  For further details regarding specific risks, refer to note 26, “Financial Instruments”, of our consolidated financial statements for the year ended December 31, 2009.

In accordance with our financial risk-management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  We do not enter into financial instruments for speculative purposes.

Revenue risk management instruments

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in AOCI, a component of shareholders’ equity.  When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales.”  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales.”  At December 31, 2009, instruments having a notional principal of US$284 million are designated as hedging instruments.  At year-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $19.0 million (December 31, 2008 – negative $26.9 million).

Cost risk management instruments

At December 31, 2009, the agreements to purchase natural gas were negligible.

At December 31, 2008, the Company was party to commodity collars to hedge the purchase price of natural gas for 0.5 million gigajoules (“GJ”) within the next three months at rates averaging $8.00 and $7.63 per GJ for purchased options and written options, respectively.  These instruments were not designated as hedging instruments for accounting purposes and were reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet.  Changes in fair value was recognized in “Cost of sales, excluding depreciation and amortization”.  At period-end contract rates, the fair value of these contracts was $nil (December 31, 2008 – negative $0.8 million).

Long-term debt risk management instruments

The Company had no forward foreign currency contracts or options to acquire U.S. dollars at December 31, 2009 (December 31, 2008 – US$190 million).  At period-end exchange rates, the net amount the Company would receive to settle these contracts at December 31, 2008 was $34.2 million.

Interest rate swaps

The Company had no fixed-to-floating interest rate swaps outstanding at December 31, 2009.

During the year ended December 31, 2008, the Company unwound its fixed-to-floating interest rate swap contracts for notional US$80 million for proceeds of $7.6 million.  The effective portion of changes in the fair value of these derivatives was netted in “Long-term debt”, to be amortized over the remaining term to maturity of the related debt.  The ineffective portion was recognized in “Interest expense, net.”

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for an annual report

1 To be confirmed by the Company

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.

B.	Dividends

No dividends are in arrears.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	There have been no material modifications to the instruments defining the rights of holders of any class of registered securities since the date of filing of our last annual report on Form 20-F.

B.	This disclosure item is not applicable.

C.	This disclosure item is not applicable.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.

ITEM 15	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We conducted an evaluation under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2009, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (“the U.S. Exchange Act”) – are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian and U.S. securities laws is:

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

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.	Internal Control over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually.  As of December 31, 2009, management has assessed the effectiveness of our internal control over financial reporting.  Based on this assessment, management has determined our internal control over financial reporting was effective as of December 31, 2009, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 11, 2010, to that effect.  This document is included in Item 17.

D.	Report of the Independent Public Accounting Firm

Included in Item 17.

E.	Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting since March 11, 2010.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has determined that Mr. Thomas Chambers, an individual serving on the audit committee of our Board of directors, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

ITEM 16B	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our non-union employees including executives, senior officers and members of the Board of directors.  A copy of the Code of Ethics is attached as Exhibit A to this Annual Report.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES
	Period ending December 31
	2009	2008

Audit Fees	$764,500	$897,000
Audit Related Fees	195,406	376,950
Tax Fees	142,880	81,515
All Other Fees	0	0
Total	$1,102,786	$1,355,465

The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of our pension plan and other accounting advice.  The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

A copy of the Terms of Reference of the Audit Committee is attached as Exhibit B to this Annual Report.

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

The independent registered public accounting firm are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as independent registered chartered accountants.  They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services.  The Audit Committee must pre-approve the provision of all non-audit services by the independent registered public accounting firm and will consider regulatory guidelines in determining the scope of permitted services.  The Audit Committee has pre-approved non-audit services in respect of individual assignments for permitted services that meet certain criteria.  Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work.

In 2009, our Audit Committee approved all audit, tax and other non-audit services performed by our independent registered public accounting firm.

ITEM 16D	Exemptions From Listing Standards for Audit Committees

This disclosure item is not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and its Affiliates

This disclosure item is not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

This disclosure item is not applicable.

ITEM 16G	Corporate Governance

This disclosure item is not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The consolidated financial statements of the Company as of December 31, 2009 and 2008 and for the three years ended December 31, 2009 as described below have been incorporated by reference from Exhibit 99.2 to the Company’s form 6-K, dated March 12, 2010 (No. 000-49751).

Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Catalyst Paper Corporation

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as at December 31, 2009 and 2008
Consolidated Statements of Earnings (Loss) for the years ended December 31, 2009, 2008 and 2007
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
Consolidated Statements of Equity for the years ended December 31, 2009, 2008, 2007
Consolidated Statements of Business Segments for the years ended December 2009, 2008 and 2007
Notes to the Consolidated Statements

ITEM 18	FINANCIAL STATEMENTS

See Item 17.

ITEM 19	EXHIBITS

2.1
Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill and associated schedules.  (6)

3.1	Articles of Amalgamation of Norske Skog Canada Limited. (2)

3.2	Bylaws of Norske Skog Canada Limited. (2)

10.1
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”).  (4)

10.1.1
First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.  (3)

10.1.2
Second Supplemental Indenture amending the 2003 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.  (10)

10.1.3
Third Supplemental Indenture amending the 2003 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.  (8)

10.2
Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”).  (3)

10.2.1
First Supplemental Indenture amending the 2004 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.  (10)

10.2.2
Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.  (8)

10.3
Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.).  (1)

10.3.1
Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 10.3 above (current parties Catalyst Paper and Tolko Industries Ltd.).  (10)

10.4
Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company).  (1)

10.4.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (1)

10.4.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (10)

10.4.3	Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company amending agreement referred to in Exhibit 10.4 above. (10)

10.5
Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties CPC, TimberWest Forest Corp and TimberWest Forest Company Partnership).  (1)

10.5.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 10.5 above. (10)

10.6	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

10.6.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.6.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.6.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (10)

10.7	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (10)

10.7.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.7.5	Amendment dated October 10. 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (10)

10.8	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (10)

10.9	Catalyst Paper Amended and Restated Stock Option Plan. (10)

10.10	Catalyst Paper 2007 Restricted Share Unit Plan. (10)

10.11	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets. (5)

10.12	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund. (5)

10.13	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Market. (7)

10.14
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company.  (7)

10.15
Credit Agreement for the ABL Facility dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the vendor parties named therein (the “ABL Facility”).  (9)

10.16	Employment agreement dated March 12, 2007 between Catalyst Paper Corporation and Richard Garneau. (10)

10.17	Employment agreement dated November 23, 2007 between Catalyst Paper Corporation and Steve Boniferro. (10)

10.18	Support Agreement dated January 25, 2010 between the Corporation and certain holders of the Corporation’s 8.625% senior notes due June 15, 2011. (11)

10.19
Indenture dated as of March 10, 2010 governing the Corporation’s 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.  (12)

10.20
Fourth Supplemental Indenture amending the 2003 Notes Indenture, dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.  (12)

10.21
Third Supplemental Indenture amending the 2004 Notes Indenture dated as of March 10,2 010 among the Corporation, the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee.  (12)

10.22
First Amending Agreements amending the ABL Facility, dated as of March 10, 2010 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., and Catalyst paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein.  (12)

14.1	Code of Conduct (14)

21.1	List of subsidiaries. (14)

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (14)

32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (14)

99.1
Consolidated financial statements of the Company as of December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K, dated March 12, 2010 (No.000-49751) (13).

99.2	Terms of Reference of Audit Committee (14)

99.3	Report of Independent Registered Public Accounting Firm (14)

99.4	Consent of Independent Registered Public Accounting Firm to Use of Audit Report (14)

99.5	Consent of Independent Registered Public Accounting Firm to Use of Reports Regarding Internal Control (14)

(14)	Filed herewith

(13)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 12, 2010

(12)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 11, 2010

(11)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on January 25, 2010

(10)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 14, 2009

(9)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on August 18, 2008

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on April 17, 2008

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 3, 2008

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on February 29, 2008

(5)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on February 20, 2008

(4)	Previously filed with registration statement (No. 333-105719) on Form F-4 of Norske Skog Canada Limited on May 30, 2003

(3)	Previously filed with registration statement (No. 333-114538) on Form F-4 of Norske Skog Canada Limited on April 16, 2004

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002

(1)
Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.  Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
CATALYST PAPER CORPORATION

By:  “Richard Garneau”
Name:	Richard Garneau
Title:	Chief Executive Officer

Date:  May 12, 2010