Form 40-F
period 2010-12-31
CATALYST PAPER CORP
filed 2011-03-03
CIK 1144906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:  December 31, 2010                   Commission File number:  000-49751

CATALYST PAPER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2621 (Primary standard industrial classification code number, if applicable)	98-0138030 (I.R.S. employer identification number, if applicable)

2nd Floor, 3600 Lysander Lane, Richmond
British Columbia, Canada, V7B 1C3   604.247.4400
(Address and telephone number of Registrant’s principal executive office)

Corporate Service Company, 2711 Centerville Road, Suite 400
Wilmington, DE 19808   800.927.9801
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  381,753,490 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes           ☐           82-__            No           ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes           ☑           No           ☐

Indicate by check mark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes           ☐           No           ☐

FORWARD-LOOKING INFORMATION

All statements, other than statements of historical facts, included or incorporated by reference in this annual report on Form 40-F constitute “forward-looking statements” within the meaning of section 21E of the Exchange Act.

Forward-looking statements are statements that address or discuss activities, events or developments that Catalyst Paper Corporation (the “Registrant”) expects or anticipates may occur in the future, can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases and reflect the Registrant’s current beliefs, intentions or expectations based on certain assumptions and estimates,  including the Registrant’s ability to develop, manufacture and sell new products and services that meet the needs of its customers and gain commercial acceptance, the Registrant's ability to continue to sell its products and services in the expected quantities at the expected prices and expected times, the Registrant's ability to successfully obtain cost savings from its cost reduction initiatives and to implement business strategies and pursue opportunities, the expected costs of goods sold, expected component supply costs and constraints and expected foreign exchange and tax rates.

Forward looking statements are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events.  These risk factors and others are discussed in the “Risks and Uncertainties” section of the Registrant’s Management's Discussion and Analysis attached hereto as Exhibit 1.3.  These risks include the impact of general economic conditions in the countries in which the Registrant does business, conditions in the capital markets and the Registrant’s ability to obtain financing and refinance existing debt, market conditions and demand for its products (including declines in advertising and circulation), the implementation of trade restrictions in jurisdictions where its products are marketed, fluctuations in foreign exchange or interest rates, raw material prices (including wood fibre, chemicals and energy), the effect of, or change in, environmental and other governmental regulations, uncertainty relating to labour relations, the availability of qualified personnel, legal proceedings, the effects of competition from domestic and foreign producers, and the risk of natural disaster and other factors, many of which are beyond the Registrant’s control.

As a result, no assurance can be given that any of the events or results anticipated by such forward looking statements will occur or, if they do occur, what benefit they will have on the Registrant’s operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements.  The Registrant undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Registrant conducted an evaluation under the supervision and with the participation of the Registrant’s management, including the chief executive officer and chief financial officer, as of December 31, 2010, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the Registrant’s disclosure controls and procedures.  Based on this evaluation, the Registrant’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective as of December 31, 2010 to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”) and (b) accumulated and communicated to the Registrant’s management, including the Registrant’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.  It should be noted that while the Registrant’s chief executive officer and chief financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Management’s annual report on internal control over financial reporting is included in this Form 40-F on page 1 of the Registrant’s audited consolidated financial statements filed as Exhibit 1.2 hereto and is incorporated herein by reference.

C.           Attestation Reports of the Registered Public Accounting Firm

The attestation reports of the Registrant’s independent auditor are included in this Form 40-F on pages 2 and 3 of the Registrant’s audited consolidated financial statements filed as Exhibit 1.2 hereto and are incorporated herein by reference.

D.           Changes in Internal Controls

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NOTICE OF PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. Thomas Chambers has been determined to be audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act.  Mr. Chambers is independent as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a Code of Corporate Ethics and Behaviour that applies to all directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Corporate Ethics and Behaviour is available at the Registrant’s website at www.catalystpaper.com.  In addition, the Registrant will provide a copy of the Code of Corporate Ethics and Behaviour to any person at no charge, upon request to the Corporate Secretary at the Registrant’s principal executive office stated on the cover of this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal accountant fees and services in Canadian dollars(1):

	Year Ended December 31, 2010	Year Ended December 31, 2009
Audit Fees	$715,000	$764,500
Audit Related Fees	293,780	195,406
Tax Fees	130,547	142,880
All Other Fees	-	-
	$1,139,327	$1,102,786

(1) The exchange rates at December 31, 2010 and 2009, based on the Bank of Canada noon spot rate were $1.005 and $0.956 (US$/C$), respectively.

The nature of each category of fee is described below:

Audit Fees

Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Form 40-F.

Audit Related Fees

Includes assurance and related services provided by the independent auditor that are related to the auditor’s involvement with securities offering documents, the audit of the Registrant’s pension plan, other accounting advice on accounting standards and additional audit and accounting work related to asset impairments, variable interest entity accounting and hedging.

Tax Fees

Relates to tax compliance services provided by the independent auditor, including assistance with questions regarding tax audits.

All Other Fees

During the fiscal years ended December 31, 2010 and 2009, the independent auditor was not engaged to provide services other than those reported in the preceding three paragraphs.

Audit Committee Pre-Approval Policies and Procedures

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

OFF BALANCE SHEET ARRANGEMENTS

The Registrant uses financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Registrant considers these financial instruments important in terms of future cash flows for their ability to hedge against changes in the U.S. dollar on which much of its revenues, the prices of its products and energy inputs are based.  The Registrant also uses interest swaps to reduce its exposure to long-term interest rates associated with its senior notes.

At December 31, 2010, the Registrant did not have any currency or commodity contracts outstanding which were designated as hedging instruments. The following table highlights the Registrant’s foreign currency options and forward contracts outstanding to sell U.S. dollars as at December 31, 2010 and as at December 31, 2009:

	Options
	Purchased US$ put		Sold US$ call		Forward Contracts
Term	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$

As at December 31, 2010
0 to 12 months	$253	0.9878	$249	0.8953	$13	0.9761
13 to 24 months	$55	0.9898	$5	0.8786	$-	-
	308	0.9882	254	0.8949	13	0.9761

As at December 31, 2009
0 to 12 months	$270	0.9319	$241	0.8281	$27	0.8729
13 to 24 months	$69	0.9590	$53	0.8370	$-	-
	339	0.9373	294	0.8297	27	0.8729

At period-end exchange rates, the net amount that the Registrant would receive to settle the above contracts and options is $11.0 million (December 31, 2009 - $19.0 million).

The Registrant had no forward currency contracts or options to acquire U.S. dollars at December 31, 2010 (December 31, 2009 - $nil) held for the purposes of managing exposure to foreign exchange rate fluctuations on the Registrant’s long-term debt.

The Registrant also uses financial instruments to reduce the Registrant’s exposure to energy costs.  At December 31, 2010, the Registrant was party to commodity options to hedge the purchase price of natural gas for 0.7 million gigajoules (“GJ”) within the next 15 months at rates averaging $3.96 per GJ.  These instruments were not designated as hedging instruments for accounting purposes and were reported at fair value in prepaids and other on the consolidated balance sheet.  At period-end contract rates, the fair value of these contracts was $0.1 million (December 31, 2009 – $nil).

The Registrant had no fixed to floating interest rate swaps outstanding at December 31, 2010.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows of the Registrant’s contractual obligations as of December 31, 2010, excluding amounts due for interest on outstanding indebtedness:

	Payments due by period (In millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	$786.9	$27.0	$7.8	$250.0	$502.1
Operating leases	52.9	9.4	13.3	9.1	21.1
Other commitments	2.1	1.6	0.5	-	-
Total	$841.9	$38.0	$21.6	$259.1	$523.2

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CATALYST PAPER CORPORATION

By:	/s/Brian Baarda

Name:	Brian Baarda

Title:	Vice President, Finance and	Chief Financial Officer

Date:  March 3, 2011

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form
1.2	Audited Consolidated Financial Statements of Catalyst Paper Corporation as at and for the year ended December 31, 2010
1.3	Management’s Discussion and Analysis
23.1	Consent of KPMG LLP
31.1	Certification of Kevin J. Clarke, President and Chief Executive Officer, pursuant to Rule 13a–14(a).
31.2	Certification of Brian Baarda, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(a).
32.1	Certification of Kevin J. Clarke, President and Chief Executive Officer, pursuant to Rule 13a–14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
32.2	Certification of Brian Baarda, Vice-President, Finance and Chief Financial Officer, pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.