Form 20-F
period 2012-12-31
CATALYST PAPER CORP
filed 2013-03-19
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

December 31, 2012 was:

14,527,571

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

TABLE OF CONTENTS

PART I

ITEM 1.	Identity of Directors, Senior Managements, Advisors and Auditors		1
ITEM 2.	Offer Statistics and Expected Timetable		1
ITEM 3.	Key Information		1
	Cautionary Statement with Regard to Forward-Looking Statements		1
	A.	Selected Financial Data	3
		Exchange Rate Data	6
	D.	Risk Factors	7
ITEM 4.	Information on the Corporation		15
	A.	History and Development of the Corporation	15
	B.	Business Overview	21
		Competition	23
		Fibre Supply	24
		Competitive Strengths	24
		Business Strategy	25
	C.	Organizational Structure	26
	D.	Property, Plant and Equipment	26
		Paper	26
		Pulp	28
		Properties	29
		Environment	29
		Social Responsibility	31
ITEM 4A.	Unresolved Staff Comments		32
ITEM 5.	Operating and Financial Review and Prospects		32
	A.	Operating Results	32
		• Segmented Results – Annual	39
		• Financial Condition	46
		• Outlook	47
	Critical Accounting Policies and Estimates		50
	Changes in Accounting Policies		55
	Impact of Accounting Pronouncements Affecting Future Periods		55
	B.	Liquidity and Capital Resources	55
	C.	Research and Development, Patents and Licences	59
	D.	Trend Information	59
	E.	Off Balance Sheet Arrangements	59
	F.	Tabular Disclosure of Contractual Obligations	60
ITEM 6.	Directors, Senior Management and Employees		60
	A.	Directors and Senior Management	60
	B.	Compensation	62
		Compensation of Directors	62
		Executive Compensation Strategy	65
	C.	Board Practices	69
	D.	Employees	71
	E.	Share Ownership	71
ITEM 7.	Major Shareholders and Related Party Transactions		72
	A.	Major Shareholders	72
	B.	Related Party Transactions	72

PART I … continued

ITEM 8.	Consolidated Statements and Other Financial Information		72
	A.	Consolidated Statements and other Financial Information	72
	B.	Significant Changes	73
ITEM 9.	The Offer and Listing		73
	A.	Offer and Listing Details	73
	B.	Plan of Distribution	74
	C.	Markets	74
ITEM 10.	Additional Information		74
	B.	Memorandum and Articles of Association	74
	C.	Material Contracts	75
	D.	Exchange Controls	76
	E.	Taxation	77
	H.	Documents on Display	80
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk		80
ITEM 12.	Description of Securities Other than Equities Securities		83

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies		83
	A.	Indebtedness	83
	B.	Dividends	83
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		83
ITEM 15.	Controls and Procedures		84
	A.	Disclosure Controls and Procedures	84
	B.	Internal Control over Financial Reporting	84
	C.	Report of the Independent Public Accounting Firm	84
	D.	Changes in Internal Control over Financial Reporting	84
ITEM 16A.	Audit Committee Financial Expert		84
ITEM 16B.	Code of Ethics		84
ITEM 16C.	Principal Accountant Fees and Services		85

PART III

ITEM 17.	Financial Statements		86
ITEM 18.	Financial Statements		86
ITEM 19.	Exhibits		86

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

Cautionary Statement with Regard to Forward-Looking Statements

Certain statements and information in this annual report are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (“forward looking statements”), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

o	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
o	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
o	our ability to successfully obtain cost savings from our cost reduction initiatives;
o	our ability to implement business strategies and pursue opportunities;
o	expected cost of goods sold;
o	expected component supply costs and constraints; and

o	expected foreign exchange and tax rates;

•	while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this annual report and in Management’s Discussion and Analysis for the financial year ended December 31, 2012, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Certain of these risks are:

o	the impact of general economic conditions in the countries in which we do business;

o	conditions in the capital markets and our ability to obtain financing and refinance existing debt;
o	market conditions and demand for our products (including declines in advertising and circulation);
o	the implementation of trade restrictions in jurisdictions where our products are marketed;
o	fluctuations in foreign exchange or interest rates;
o	raw material prices (including wood fibre, chemicals and energy);
o	the effect of, or change in, environmental and other governmental regulations;
o	uncertainty relating to labour relations;
o	the availability of qualified personnel;
o	the availability of wood fibre
o	legal proceedings;
o	the effects of competition from domestic and foreign producers;
o	the risk of natural disaster and other factors many of which are beyond our control.

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

In accordance with U.S. GAAP, an enterprise value was established for the company as of September 30, 2012, the end of the quarter following our emergence from protection under the Companies’ Creditors Arrangement Act, under fresh start accounting. This enterprise value was determined with the assistance of an independent financial advisor. For a discussion of the valuation methods used to determine enterprise value and additional information on fresh start accounting, see note 6, Creditor protection proceedings related disclosures in our annual consolidated financial statements for the year ended December 31, 2012.

Companies’ Creditors Arrangement Act Proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an order from the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act (“CCAA”) and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code.

The company’s secured and unsecured creditors approved the company’s proposed plan of arrangement under the CCAA (“Plan”) at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process. The restructuring under the Plan completed on September 13, 2012. See Item 4.A Creditor Protection and Restructuring Process.

A.	Selected Financial Data

The following table sets forth consolidated historical financial and operating data for Catalyst Paper Corporation for the periods indicated. The financial statement data as of December 31 and September 30, 2012, and December 31, 2011, 2010 and 2009 and for the three months ended December 31 and nine months ended September 30, 2012, and the years ended December 31, 2011, 2010 and 2009 is derived from our audited consolidated financial statements in our annual report. The financial data as of December 31, 2008 and for the year ended December 31, 2008 has been derived from our audited financial statements and related notes thereto and have been restated to be in accordance with U.S. GAAP. These financial statements are not included in the annual report. This information should be read in conjunction with Operating and Financial Review and Prospects, which is included in the annual report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with U.S. GAAP. All information provided below is in millions of Canadian dollars, except information related to volume, information per share, and revenue per tonne.

	Predecessor [6]					Successor [6]
	Years ended December 31				Nine months ended September 30	Three months ended December 31
(In millions, except per share amounts)	2008 4 5	2009 4 5	2010 [5]	2011 [5]	2012 [5]	2012 [5]
Consolidated Statements of Earnings (Loss) Data:
Sales	$1,696.9	$1,077.7	$1,051.4	$1079.7	$797.7	$260.5
Operating expenses
Cost of sales, excluding depreciation and amortization	1,456.5	890.0	930.1	970.7	718.0	245.6
Depreciation and amortization	159.8	137.3	109.7	105.5	23.4	12.9
Selling, general and administrative	46.9	44.8	43.4	40.3	26.2	7.7
Restructuring and change-of-control	30.1	17.9	25.3	5.9	5.3	–
Impairment	151.0	17.4	294.5	661.8	–	–
	1,844.3	1,107.4	1,403.0	1,784.2	772.9	266.2
Operating earnings (loss)	(147.4)	(29.7)	(351.6)	(704.5)	24.8	(5.7)
Interest expense, net	(74.8)	(69.1)	(71.9)	(73.2)	(60.3)	(11.6)
Gain on cancellation of long-term debt	–	30.7	–	–	–	–
Foreign exchange gain (loss) on long-term debt	(82.2)	75.3	27.6	(9.7)	24.0	(3.2)
Other income (expense), net	(15.7)	(28.6)	(2.6)	(2.1)	(2.6)	0.1
Earnings (loss) before reorganization items and income taxes	(320.1)	(21.4)	(398.5)	(789.5)	(14.1)	(20.4)
Reorganization items, net	–	–	–	–	666.9	(3.2)
Income (loss) before income taxes	(320.1)	(21.4)	(398.5)	(789.5)	652.8	(23.6)
Income tax expense (recovery)	(90.7)	(23.1)	(19.8)	(8.4)	(1.1)	0.2
Earnings (loss) from continuing operations	(229.4)	1.7	(378.7)	(781.1)	653.9	(23.8)
Gain (loss) from discontinued operations net of tax	10.4	(7.3)	(19.5)	(195.5)	(3.6)	(12.9)
Net earnings (loss)	(219.0)	(5.6)	(398.2)	(976.6)	650.3	(36.7)
Net (earnings) loss attributable to non-controlling interest	(0.8)	1.2	1.3	2.6	(31.9)	1.5
Net earnings (loss) attributable to the Company	$(219.8)	$(4.4)	$(396.9)	$(974.0)	$618.4	$(35.2)
Basic and diluted earnings (loss) per share
- continuing operations	$(0.67)	$0.01	$(0.99)	$(2.04)	$1.63	$(1.55)
- discontinued operations	0.03	(0.02)	(0.05)	(0.51)	(0.01)	(0.89)
Weighted average common shares outstanding (in millions)	336.1	381.8	381.8	381.9	381.9	14.4

	Predecessor [6]				Successor [6]
	As at December 31				As at September 30	As at December 31
(In millions)	2008 [5]	2009 [5]	2010 [5]	2011 [5]	2012 [5]	2012 [5]
Consolidated Balance Sheet Data:
Working capital [1]	$201.5	$214.8	$212.0	$152.4	$203.7	$151.4
Property, plant and equipment	1,854.4	1,664.7	1,285.6	386.3	614.1	611.6
Total assets	2,390.3	2,090.8	1,696.2	737.6	1,040.1	978.8
Current portion of long-term debt	75.8	1.0	27.0	466.8	6.7	6.6
Total debt [1]	969.9	775.6	810.9	842.3	465.6	428.6
Shareholders’ equity (deficiency)	822.5	813.6	423.5	(593.6)	144.9	116.3

	Predecessor [6]					Successor [6]
	Years ended December 31				Nine months ended September 30	Three months ended December 31
(In millions)	2008 4 5	2009 4 5	2010 [5]	2011 [5]	2012 [5]	2012 [5]
Consolidated Statements of Cash Flows Data:
Cash flows provided (used) by operations	$78.1	$103.6	$(44.1)	$(71.5)	$(44.0)	$52.1
Cash flows used by investing activities	(205.3)	(2.9)	(4.5)	(17.7)	(3.4)	(6.2)
Cash flows provided (used) by financing activities	132.2	(22.6)	60.9	18.9	34.9	(40.0)

(In millions , except per tonne)
Other Financial Data:
Adjusted EBITDA [2]	$163.4	$125.0	$52.6	$62.8	$48.2	$7.2
Adjusted EBITDA margin [2,3]	9.6%	11.6%	5.0%	5.8%	6.0%	2.8%
Additions to property, plant and equipment	41.9	11.5	11.2	19.7	12.2	10.4

Sales (000 tonnes)
Specialty printing papers	1,081	892	830	838	605	207
Newsprint	388	261	236	205	198	66
Pulp	507	110	277	308	251	74

Average Sales Revenue ($ per tonne)
Specialty printing papers	936	929	812	824	833	828
Newsprint	762	683	644	689	678	666
Pulp	767	641	813	804	637	604

Production (000 tonnes)
Specialty printing papers	1,060	886	836	842	613	193
Newsprint	377	270	225	208	200	65
Pulp	503	87	273	315	243	75

Notes to Selected Consolidated Financial Information

[1]	Current portion of long term debt is included in total debt and excluded from working capital.

[2]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

[3]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.

[4]	Refer to “Changes in accounting policies” under Item 5. Operating and Financial Review and Prospects for a discussion of the changes in the Corporation’s policy with respect to classification of gains and losses on certain of the company’s derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

[5]	The Snowflake mill was permanently closed on September 30, 2012 and the sale of the mill was completed on January 30, 2013; comparative periods have been restated for the classification of the Snowflake mill’s results as discontinued operations.

[6]	The company’s reorganization pursuant to the CCAA proceedings and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the financial statements. Accordingly, financial results for periods prior to September 30, 2012 are not comparable to results for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012 and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012.

We have provided below a reconciliation of adjusted EBITDA to net earnings (loss) attributable to the Company, which we believe is the most directly comparable U.S. GAAP measure.

(In millions of dollars)	2008 [1]	2009 [1]	2010	2011	2012
Net earnings (loss) attributable to the Company	$(219.8)	$(4.4)	$(396.9)	$(974.0)	$583.2
Net earnings (loss) attributable to non-controlling interest	0.8	(1.2)	(1.3)	(2.6)	30.4
Net earnings (loss)	(219.0)	(5.6)	(398.2)	(976.6)	613.6
Depreciation and amortization	159.8	137.3	109.7	105.5	36.3
Impairment	151.0	17.4	294.5	661.8	–
Gain on cancellation of long-term debt	–	(30.7)	(0.6)	–	–
Foreign exchange (gain) loss on long-term debt	82.2	(75.3)	(27.6)	9.7	(20.8)
Loss on Powell River fire	–	–	–	2.4	–
Other (income) expense, net	15.7	28.6	3.2	(0.3)	2.5
Interest expense, net	74.8	69.1	71.9	73.2	71.9
Income tax recovery	(90.7)	(23.1)	(19.8)	(8.4)	(0.9)
Reorganization items, net	–	–	–	–	(663.7)
(Earnings) loss from discontinued operations net of tax	(10.4)	7.3	19.5	195.5	16.5

Adjusted EBITDA [2]	$163.4	$125.0	$52.6	$62.8	$55.4

[1]	Refer to “Changes in accounting policies” under Item 5. Operating and Financial Review and Prospects for a discussion of the changes in the company’s policy with respect to classification of gains and losses on certain of the company’s derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

[2]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

Exchange Rate Data

Bank of Canada

The following table sets forth certain exchange rates based upon the noon rate as quoted by the Bank of Canada. Such rates are set forth as, for the period indicated, U.S. dollars per Canadian $1.00. On March 14, 2013 the noon rate was 0.9746 U.S. dollars per Canadian $1.00.

	2008	2009	2010	2011	2012

Low	0.7711	0.7692	0.9278	0.9430	0.9599
High	1.0289	0.9716	1.0054	1.0583	1.0299
Period-end	0.8166	0.9555	1.0054	0.9833	1.0051
Average rate [1]	0.9381	0.8757	0.9710	1.0110	1.0004

	2012				2013
	September	October	November	December	January	February
Low	1.0099	0.9996	0.9972	1.0048	0.9923	0.9723
High	1.0299	1.0243	1.0074	1.0162	1.0164	1.0040
Period-end	1.0166	1.0004	1.0068	1.0051	1.0008	0.9723
Average rate [1]	1.0222	1.0130	1.0030	1.0105	1.0079	0.9902

[1]	The average rate is derived by taking the average of the noon rate for each business day during the relevant period.

B.	Capitalization and Indebtedness

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

Subsequent to our restructuring under the CCAA proceedings, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that governs the new ABL Facility and the note indentures that govern the 2017 Notes and the Exit Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes, the Exit Notes and the new ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes and Exit Notes could declare all outstanding principal and interest to be due and payable, the lenders under the new ABL Facility could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage upon completion of our restructuring under the CCAA proceedings may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreement that governs the new ABL Facility and the note indentures that govern the 2017 Notes and the Exit Notes, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

–	making it more difficult for us to satisfy our obligations with respect to our debt,

–	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

–	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

–	increasing our vulnerability to general adverse economic and industry conditions,

–	exposing us to the risk of increased interest rates as certain of our borrowings, including the Exit Notes and borrowings under the new ABL Facility are at variable rates of interest,

–	limiting our flexibility in planning for and reacting to changes in our industry,

–	placing us at a disadvantage compared to other, less leveraged competitors, and

–	increasing our cost of borrowing.

We may not realize our anticipated cost savings from our cost savings initiatives

As part of our restructuring under the CCAA proceedings, we have taken steps to lower operating costs by implementing various cost savings initiatives. Certain of these initiatives included, but were not limited to, new five-year competitive labour agreements in British Columbia to help reposition the business, lower property tax rates for all three mills located in British Columbia, provincial approval of our application for funding relief on our salaried pension plan solvency deficit, disposal of surplus assets, and closure of the Snowflake recycle mill operations. Estimates of cost savings are inherently uncertain, and we may not be able to achieve all of the cost savings or expense reductions that we have projected. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In addition, our implementation of certain of these initiatives has and is expected to require upfront costs. There can be no assurances provided that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

There is a limited trading market for the company’s common shares

Although our new common shares are listed on the TSX certain holders of common shares may also be creditors of the company and there is no certainty that a viable trading market for the common shares will develop. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

As a result of the Plan, certain holders of common shares may also be creditors of the company and may seek to dispose of such securities to obtain liquidity. Such sales could cause the trading prices for these securities to be depressed. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

Our business is of a cyclical nature and demand for our products may fluctuate significantly

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last five years.

We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2012, one of the paper machines at our Crofton mill has been indefinitely curtailed. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly

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

Media trends may lead to long-term declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage can have adverse effects on traditional print media. As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may decline on a long-term basis.

We are subject to exchange rate fluctuations

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

Since we have debt denominated in U.S. dollars, including our 2017 Notes and our Exit Notes, our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We have managed a part of our currency exposure in the past through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks. At March 5, 2013, we did not have any foreign currency options or forward contracts outstanding.

We face significant global competition

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

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States 99% of our pulp sales and 24% of our paper sales in 2012. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

Approximately 70% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Continued weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us.

We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

Approximately 69% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

The permanent closure of our Snowflake mill, which produced 100% recycled newsprint from ONP, has eliminated our exposure to cost and supply fluctuations in ONP.

We are dependent on the supply of certain raw materials

In addition to wood fibre, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2012, we had recorded net losses in 9 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and the strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Exit Notes.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business. The new labour agreements with the CEP and PPWC expire on April 30, 2017 and the new labour agreement with CLAC expires on March 31, 2015. We do not anticipate labour disruptions in our operations in 2013.

Claims of aboriginal title and rights in Canada may affect our operations

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

Although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels. B.C. Hydro raised its rates by 9.3% on an interim basis in April 2010 and a subsequent Negotiated Settlement Process resulted in the approval of a final effective rate increase of 7.3% on November 18, 2010. The difference between the interim and final approved rate increase was refunded through a credit on energy purchases in Q1 2011. The introduction of the Harmonized Sales Tax (“HST”) on July 1, 2010 substantially eliminated the 7% provincial sales tax on electricity, which reduced some of the impact of the rate increase. However, with the re-implementation of the BC provincial sales tax on April 1, 2013 and BC Hydro’s expressed intention to seek approval from the utilities commission to increase its rates in the range of 10% for the next three years in response to infrastructure maintenance and B.C. energy policy that includes mandating self-sufficiency by 2016, feed in tariffs, and the implementation of Smart Metering, our electricity prices could increase significantly and have an impact on our earnings. B.C. Hydro announced a 5.4% interim rate increase, effective April 1, 2012, subject to final approval by the British Columbia Utilities Commission (BCUC) later in the year. We have mitigated some of the impact of rate increases through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity, but there can be no assurance that we will be able to eliminate the effect of all such rate increases.

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

Our operations may be affected by the regulation of greenhouse gases (GHG) in Canada:

•	The federal government has indicated its intent to regulate priority air pollutants, including particulate matter and sulphur oxides (SOx), and GHGs under the Canada Clean Air Act and the Canadian Environmental Protection Act. Under proposed targets, our Crofton mill may be required to reduce SOx emissions. The cost of making any such reductions is estimated between $4 and $8 million. The new standards are still being determined with compliance required within three to five years. In January 2010, the federal government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions. It is unknown what the federal government’s final position on these initiatives will be, as none have been enacted into law.

•	B.C. is a signatory to the Western Climate Initiative, a collaboration of four provinces and currently only one U.S. state (California), whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020. In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. Quebec and California have initiated their regulatory processes in connection with implementation of a cap and trade system. B.C. has not issued regulations for its cap and trade program for GHGs and at this time is reviewing its climate change and clean energy policies. It is too early to determine the impact on the company under any such cap and trade scheme.

•	Effective January 1, 2010, a GHG reporting regulation was brought into effect by the B.C. government which affects our three paper mills in B.C. The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more per year. The first reports and verification audits were successfully completed in 2011.

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

Effective July 1, 2012, the carbon tax rates under the B.C. government’s carbon tax on fossil fuels increased by 25%. The impact of increases in the carbon tax depends on our ability to decrease the use of fossil fuel. For the year ended December 31, 2012, we paid $6.5 million in carbon taxes on our fossil fuel purchases.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change-related concerns. If, to the extent we operate or offer our products for sale in such jurisdictions, we may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

Elimination of British Columbia Harmonized Sales Tax will negatively impact our future financial results

On April 1, 2013, the Province will revert back to provincial sales tax regime. We estimate that the additional annualized cost to our business from that date onward will be approximately $12 million, based on actual 2012 expenditures.

Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business

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

We may be subject to litigation which could result in unexpected costs and expenditure of time and resources

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

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants, including Snowflake. Native American tribes and the United States government contend that Snowflake’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

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

We are dependent upon certain of our management personnel

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

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests. A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs. We have implemented The Forest Stewardship Council chain-of-custody system to verify that selected paper products at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands. Demand for our products may be adversely affected if we don’t implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our mills are located in seismically active areas

Our three operating mills are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2012, the underfunded liability associated with the defined benefit pension plans was $53.5 million and the underfunded liability associated with the other post-retirement benefit plans was $149.2 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2013, we are required to contribute $4.5 million towards the underfunded liability of the defined benefit pension plan. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

We have outstanding US$250 million of 2017 Notes and US$35million of Exit Notes. If a Change of Control (as such term is defined in the indenture governing these notes) occurs, we are required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indenture. We may not have sufficient financial resources to fund any such repurchase.

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

14,400,000 new common shares were issued from the treasury of the company to the holders of the 2016 Notes (as hereinafter defined) on September 13, 2012, in accordance with the company’s plan of arrangement under the Companies’ Creditors Arrangement Act (the “Plan”) and a further 127,571 new common shares were issued from treasury on December 19, 2012 to certain unsecured creditors of the company who elected to receive their pro rata share of up to 600,000 common shares pursuant to the terms of the Plan. Under the terms of the Plan all former securities of the company issued and outstanding on September 13, 2012 were deemed automatically cancelled. See “Creditor Protection and Restructuring Process - Implementation of Plan”.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3.

Creditor Protection and Restructuring Process

Proceedings under the CCAA

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

On January 31, 2012 the company obtained an order from the Supreme Court of British Columbia under the CCAA and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code. The company arranged debtor-in-possession financing (“DIP Facility”) of approximately $175 million to provide funding during the restructuring process under the CCAA for ongoing working capital, capital expenditure requirements and general corporate purposes. The company’s operating revenue combined with the DIP Facility provided sufficient liquidity to meet ongoing obligations to employees and suppliers and enabled normal operations to continue during the restructuring process. The DIP Facility was paid out on September 13, 2012.

The company’s secured and unsecured creditors approved the Plan at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process. The Plan became effective on September 12, 2012 and restructuring under the Plan completed on September 13, 2012.

Implementation of Plan

As a result of the reorganization under the Plan:

•	Holders of 2016 Notes exchanged their US$390.4 million aggregate principal amount of 2016 Notes plus accrued and unpaid interest for:
-	US$250.0 million aggregate principal amount of senior secured notes due in 2017 (“2017 Notes”) that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and
-	14.4 million new common shares which represented 100% of the company’s issued and outstanding common shares subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) common shares that may be issued under a new management incentive plan should such a plan be adopted in the future.

•	Holders of 2014 Notes exchanged their US$250.0 million aggregate principal amount of 2014 Notes plus accrued and unpaid interest for:

-	Their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds (the “PREI Proceeds Pool”) following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (collectively “Powell River Energy”), or

-	If an equity election was made, their pro rata share of 600,000 new common shares (the “Unsecured Creditor Share Pool”).

•	General creditors exchanged their general unsecured claims for:

-	Their pro rata share of the PREI Proceeds Pool; or

-	If an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

-	If the general unsecured claim was equal to or less than $10,000 (unless an equity election was made), or if a valid cash election were made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (the “Cash Convenience Pool”).

•	On September 13, 2012 all previously outstanding common shares of the company were cancelled for no consideration and holders of such common shares did not, and will not, receive any distribution under the Plan.

We distributed $1.0 million to unsecured creditors in November, 2012 as full and final settlement of claims under the Cash Convenience Pool. We issued 14,400,000 new common shares to holders of 2016 Notes on September 13, 2012 and issued a further 127,571 common shares on December 19, 2012 to unsecured creditors who elected to receive common shares in lieu of participating in the PREI Proceeds Pool, as full and final settlement of their claims. We entered into an agreement on February 13, 2013 to sell our interest in Powell River Energy for $33 million and following completion of such sale will pay out approximately $13 million from the PREI Proceeds Pool to applicable unsecured creditors. We are required under the terms of the Exit Facility (defined below) to offer to purchase Exit Notes (defined below) at par from our portion of the proceeds from the sale of Powell River Energy.

Exit financing arrangements

On September 13, 2012, we entered into a new $175.0 million ABL Facility, which was a pre-condition for the Corporation to implement the Plan and exit from protection under the CCAA. The ABL Facility provided financing for general corporate purposes, and for the repayment on exit of the debtor-possession asset based lending facility (“DIP Facility”) that was in place throughout the CCAA proceedings. The Corporation also completed a US$35 million secured exit financing facility (“Exit Facility”) on September 13, 2012 and issued US$35 million of notes (“Exit Notes”) under that facility on its exit from protection under the CCAA. The Exit Facility provided the company with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA.

Appointment of new board of directors

A new Board was appointed effective upon completion of the restructuring under the Plan on September 13, 2012, comprised of John Brecker, Giorgio Caputo, John Charles, Kevin J. Clarke, Todd Dillabough, Walter Jones, and Leslie Lederer. Mr. Clarke, the CEO of the Corporation, continued from the previous board. Mr. Lederer is the Chair of the Board.

Asset Sales

Closure and Sale of Snowflake Mill

The company permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake had generated negative adjusted EBITDA since 2009. The Snowflake mill and associated assets, including our shares in The Apache Railway Company, were sold to a third party on January 30, 2013. See - Impairment of Snowflake Assets and Canadian Operations.

Sale of Powell River Energy

We entered into an agreement on February 13, 2013 to sell our interest in Powell River Energy for $33 million. The sale is expected to complete in the first quarter of 2013 and is subject to various closing conditions. Electricity generated by Powell River Energy Inc. will continue to be sold to the company under the existing power purchase agreement which expires in 2016 with possible extension to 2021 in one year renewal term increments at the option of the company.

Sale of Elk Falls Mill

On August 16, 2012, the company and its subsidiaries, Catalyst Pulp Operations Limited and Elk Falls Pulp and Paper Limited entered into an agreement to sell the Elk Falls millsite and remaining plant and equipment and adjacent properties to a third party. This sale did not complete and the company is pursuing other sale opportunities for this site.

Other Asset Sales

We have reached an agreement-in-principle to sell our 13.4 hectare wastewater treatment facility located at our Port Alberni mill along with 3.9 hectares of land combined with a road dedication for proceeds of $5.8 million. The company has agreed to settle the mortgage receivable due from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. We continue to actively market our remaining poplar plantation land.

Executive Changes

Kevin J. Clarke was appointed President and Chief Executive Officer on June 21, 2010. Richard Garneau tendered his resignation as President and Chief Executive Officer in January 2010 and left the company on May 31, 2010. Denis Jean, a director of the company who held this position on an interim basis until Mr. Clarke’s appointment, continued as a member of the Board of directors until his resignation from the board on February 2, 2012. A new Board was appointed on September 13, 2012 in connection with the restructuring under the Plan.

Note Exchange Transaction and Financing

In March, 2010, we issued US$280.4 million of new 11.0% senior secured notes, due December 2016 in exchange for US$318.7 million of our 8.625% senior unsecured notes due June 2011 (“2011 Notes”) and in May, 2010 issued US$110 million of Class B 2016 Notes. We purchased US$9.5 million of our 2011 Notes for US$8.9 million in September, 2010 and redeemed all of the remaining outstanding 2011 Notes in February, 2011. All of the 2016 Notes were cancelled on the effective date of the Plan. See “Creditor Protection and Restructuring Process.”

Permanent Closure of the Elk Falls Paper Mill and the Coquitlam Paper Recycling Facility

We permanently closed our Elk Falls paper mill in Campbell River, B.C., and our Coquitlam paper recycling facility during the third quarter of 2010 in light of weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs. Closure of our Elk Falls mill reduced our combined annual paper production capacity by 526,000 tonnes. We have incurred total severance costs to date of $9.7 million as a result of the closure of the Elk Falls mill and paper recycling facility. Asset-impairment and closure costs were $294.5 million. We disclaimed the operating lease for the paper recycling facility effective March 23, 2012 under the CCAA process.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2012:

2012 Production Curtailment (000 tonnes)	Specialty Printing Papers(1)	Newsprint(2)	Pulp	Total
Q1	0	35	0	35
Q2	0	35	0	35
Q3	0	35	0	35
Q4	12	35	0	47
Total	12	140	0	152

(1)	The specialty printing papers curtailment relates to the three paper machines at the Powell River mill which were curtailed for eight days during the last half of December, 2012.

(2)	The newsprint production curtailment relates to the Crofton C1 paper machine which was curtailed throughout 2012. This machine has been indefinitely curtailed since January 21, 2010 as a result of reduced customer demand and high operating costs.

Cogen Arbitration Settlement

In January, 2011 pursuant to settlement of an arbitration proceeding in 2009, we transferred to Island Cogeneration No. 2. Inc. (“Cogen”) the land that had been leased by Cogen upon which its energy facility is located. We have also granted certain easements and access rights to Cogen to facilitate the independent operation of the energy facility. In addition, Cogen has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with Cogen in that regard.

Green Transformation Program Credits

In February, 2011, we received funding approval under the Canadian federal government’s “Green Transformation Program” for two capital projects to improve energy efficiency, a $5 million project at our Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million project at our Powell River mill to increase the electrical generation of the existing generator by approximately 18 megawatts. Funding was applied as capital expenditures were incurred towards approved projects with program payments released quarterly based on costs incurred during each quarterly period and all the costs associated with these projects have been paid.

Defined Benefit Pension Plans Funding

Funding Relief

In December, 2011, the B.C. Superintendent of Pensions granted us an extension of time for payment of the solvency deficits under certain of our defined benefit pension plans. This extension provided for payments necessary to amortize the solvency deficits over the seven year period ending December 2017, including annual payments of $10.6 million for 2011, 2012 and 2013. As part of our CCAA proceedings we paid an additional $1.1 million in respect of the solvency deficiencies in 2012. During our CCAA proceedings, we obtained government approval (i) to offer a special portability election option in respect of our defined benefit pension plan for salaried employees and (ii) for further funding relief in respect of our obligation to make payment to the solvency deficit for that pension plan. The funding relief provides for fixed annual contributions to the solvency deficit over a 15-year period ending in 2027 and a final payment of the remaining deficit in 2028. This change results in estimated annual cash savings of approximately $7 million per year commencing in 2013.

Special Portability Option

Under the special portability election option, we offered members of our defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and have until June 30, 2013 to revoke such elections in favour of continuing to receive monthly pension payments. As of March 5, 2013, 42% of the total membership of the pension plan, representing 48% of the total pension liability elected to take this option.

Members who exercise the election will receive a reduced lump-sum payment, calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012, plus additional top-up payments over the next four years totaling 8% of commuted value. Commuted value is defined as the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Property Tax Dispute

We paid $22.4 million of property taxes in 2011. This payment included $18.3 million in municipal and provincial property taxes levied by our B.C. municipalities for 2011 as well as $4.1 million to North Cowichan for 2010 property taxes and interest. Pursuant to statutory requirements, the payment to North Cowichan was applied firstly to pay outstanding 2010 property taxes, penalties and interest in full and secondly to pay 2011 property taxes. As a result, as at December 31, 2011, there were unpaid property taxes owing to North Cowichan for 2011, together with the 10% penalty for late payment, of $0.4 million.

Our appeal to the Supreme Court of Canada regarding North Cowichan’s 2009 property taxes was dismissed on January 20, 2012. Shortly after that ruling we discontinued our proceedings disputing the 2010 and 2011 property taxes assessed by North Cowichan and paid all of our unpaid property taxes owing to North Cowichan. We also discontinued our appeal of the decision of the Supreme Court of British Columbia in respect of the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010.

We continue to press for a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate. We paid the full amount of our 2012 property taxes of $12.2 million when due in July, 2012. North Cowichan reduced the property taxes payable by the Corporation in respect of the Crofton facility substantially in 2012.

We have also pursued arrangements outside of the courts and on April 9, 2010 entered into an agreement in principle with the City of Powell River to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly pursue arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s wood waste boiler.

We entered into an agreement in principle with the City of Port Alberni in July 2012 to transfer certain infrastructure surplus to our needs in return for a cash payment and property tax certainty over the next five year period.

Manning and Cost Reductions

During the first quarter of 2010, the Corporation incurred $14.1 million in severance costs for approximately 300 employees including employees who were impacted by the extended curtailment of our Elk Falls paper operations in 2008 and 2009 and indefinite closure of Crofton C1 paper machine and the paper recycling facility in 2009.

During 2010, we implemented previously announced changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the Corporation-provided contribution rate under the defined contribution pension plans from 7% to 5%. We also changed the design of our extended health and other benefits plan to include core coverage paid by the Corporation with optional enhanced coverage, deductibles and dispensing fees paid by employees and introduced a 50/50 cost-sharing arrangement for provincial medical services plan premiums. In addition, annual vacation entitlements were limited to 5 weeks per employee and supplemental vacation benefits were eliminated on a prospective basis.

Collective Agreements

Our collective agreements with the CEP locals at our Crofton and Powell River and the PPWC local at our Crofton mills were to expire April 30, 2012 and our collective agreements with the CEP locals at Port Alberni were to expire April 30, 2013. On March 19, 2012, new labour agreements were ratified by the CEP and PPWC effective May 1, 2012 and will expire on April 30, 2017. The new labour agreements include a 10% reduction in hourly rates along with various adjustments to vacation, health benefits and work rules necessary to provide Catalyst with a more competitive labour cost structure. We also completed a new collective agreement at our Surrey Distribution Centre with the Christian Labour Association of Canada (“CLAC”) in early March 2012 which expires in 2015.

Revolving Credit Facility

On May 30, 2011, we amended our $330 million revolving asset based loan facility (the “ABL Facility”) by, reducing the amount of the facility to $175 million, extending the maturity date from August, 2013 to May 31, 2016 and removing the fixed assets of the Snowflake mill from the borrowing base under the ABL Facility. The ABL Facility provided for ongoing working capital, capital expenditure requirements as well as for general corporate purposes. Collateral consisted of accounts receivable, inventories and cash and a second charge on the property, plant and equipment of our mills. The ABL Facility was essentially replaced by the DIP Facility as part of our proceedings under the CCAA. The DIP Facility was replaced by a new $175 million syndicated asset based loan facility (the “new ABL Facility”) on September 13, 2012, when the restructuring under the Plan completed. The new ABL Facility matures on the earlier of September 13, 2017 and 90 days prior to maturity of any significant debt.

British Columbia Carbon Tax

Our operations in British Columbia are subject to a broad-based carbon tax on fossil fuels of $20 per tonne in 2010, $25 per tonne in 2011 and $30 per tonne in 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels. We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies. Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, we are unable, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax. The tax increased our operating costs by $2.6 million in 2010, $4.1 million in 2011 and $6.5 million in 2012

Maintenance Outages and Fires

Our results in 2011 were negatively impacted by fires and extended maintenance outages in the second quarter. At the Snowflake mill, a recovered paper storage yard fire, a market curtailment, and a five-day extension to a planned annual mill maintenance outage resulted in production downtime of 15 days or 8,400 tonnes of lost production. The fire at the Snowflake mill destroyed approximately 11,000 tonnes of recovered old newsprint (“ONP”) and resulted in losses of $4.4 million. At the Powell River mill, a five-day planned mill maintenance outage was extended to 10 days to address unexpected findings in the mill’s steam supply system, resulting in 14,000 tonnes of lost production. Also in the quarter at Powell River, an electrical cable equipment fire idled the mill’s No. 9 paper machine for five days and the No. 10 paper machine for 14 days and resulted in losses of $2.4 million to date and 8,700 tonnes of lost production. The bulk of the losses incurred on the fires were below our deductibles and thus not covered by insurance.

Impairment of Snowflake Assets and Canadian Operations

We impaired the assets of our Snowflake mill by $161.8 million (US$155.9 million). In Q3 2011, the net book value of building, machinery and equipment of US$135.6 million and maintenance supplies and spare parts inventory of US$9.7 million were written off. In the fourth quarter, land was impaired by US$10.6 million. These impairment charges included the assets of The Apache Railway Company, a subsidiary of Catalyst Paper (Snowflake) Inc. (“Snowflake”). The third quarter impairment was triggered by consistently poor operating results and cash flow losses at our Snowflake mill that management projected would continue in the future. These losses were mostly attributable to deteriorating newsprint pricing and demand as well as tight market conditions for ONP resulting in higher input costs. Up to the date of closing the Snowflake mill we owned and used the impaired assets in our operations. The fourth quarter impairment of land was based on an appraisal obtained from an independent third party real estate appraiser, dated January 3, 2012, that valued the Snowflake land at US$6.6 million.

We recorded an impairment charge of $660.2 million in Q4 2011 on the buildings, plant and equipment of our Canadian operations after a comprehensive impairment analysis of the Corporation’s Canadian operations triggered by (i) continuing declines in demand for newsprint and directory, economic slowdown in the United States and globally, and the strengthening of the Canadian dollar for most of 2011; (ii) a reduction in pulp prices in the fourth quarter of 2011; and (iii) the release in February 2012 by a leading information provider for the global pulp and paper industry of their latest 5-year forecast for pulp and paper prices and future exchange rates reflecting significantly lower future price estimates for pulp and paper than what had been previously forecasted. The impairment reduced the carrying value of our pulp assets by $83.5 million and our paper assets by $576.7 million. We continue to own and use the impaired assets in our Canadian operations. After giving effect to these impairment charges, the Corporation’s liabilities exceeded the book value of its assets by $617.3 million as at December 31, 2011.

The Corporation permanently closed its Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake has generated negative adjusted EBITDA since 2009.

In August 2012, the Corporation obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the Corporation’s shares in The Apache Railway Company, were sold to a third party for US $13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US$18.6 million, including a withdrawal liability of approximately US 11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. The company is in the process of verifying this estimated liability. It is typical for withdrawal liabilities of this nature to be paid over 20 years although confirmation of the payment schedule has not been received at this point. Closure costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale is expected to result in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

Capital Expenditures

Over the past five years our capital expenditures on manufacturing operations have totalled approximately $108 million. In the year ended December 31, 2012, approximately $0.6 million was spent on various environmental, maintenance of business and discretionary projects. As in 2011, capital expenditures were lower in 2012 than the years preceding 2010 as a result of a concerted effort to preserve cash. We expect to increase our capital spending to approximately $25 million in 2012. We also incurred capital spending of approximately $18 million in 2011 related to two projects that are focused on energy efficiency, environmental improvement and cost reduction and funded those projects by utilizing $18 million of available Green Transformation Program credits.

The following table summarizes capital expenditures on continuing operations over the past five years:

$ Millions	2012	2011	2010	2009	2008	Total
Paper(1)	18	15	11	11	39	94
Pulp	5	5	0	1	3	14
Continuing Operations	23	20	11	12	42	108
(1) The paper segment includes capital expenditures related to PREI. We consolidate 100% of PREI.

B.	Business Overview

We are the largest producer of mechanical printing papers in western North America. We also produce northern bleached softwood kraft (“NBSK”) pulp. Our business is comprised of three business segments: specialty printing papers, newsprint and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calendared mechanical paper in western North America.

Our three pulp and paper operations are located at Crofton on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island and Powell River on the west coast of the British Columbia mainland.

Our Snowflake recycle mill, located in Snowflake, Arizona, which produced 100% recycled-content paper, ceased production and was permanently closed on September 30, 2012. The Snowflake mill was sold to a third party on January 30, 2013.

The chart below represents our expectation as to mill capacity in 2013, in thousands of tonnes, among the different product lines that can be produced at each mill. Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2013 CAPACITY BY MILL LOCATION AND PRODUCT LINE [1]
		Specialty printing papers [1]			Newsprint [1]	Market Pulp		Total
Mill location	Number of paper machines	Uncoated mechanical	Coated Mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	2	-	-	57,000	270,000	350,000	[2]	677,000
Port Alberni, B.C.	2	-	224,000	116,000	-	-		340,000
Powell River, B.C.	3	469,000	-	-	-	-		469,000
Total capacity[4] (tonnes)	7	469,000	224,000	173,000	270,000	350,000		1,486,000
% of total capacity		32%	15%	12%	18%	23%		100%

1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades. Although newsprint can be produced at Powell River, we are not currently producing newsprint at that location.

2	Total pulp capacity at Crofton is 393,000 tonnes, of which 350,000 tonnes are designated as market pulp with the remainder 43,000 tonnes being consumed internally.

3	The No. 1 paper machine at Crofton (with a capacity of, approximately 140,000 tonnes of newsprint production on an annualized basis) remains indefinitely curtailed and is not included in the table.

4	The Snowflake mill’s production has been removed from total capacity due to the mill’s permanent closure on September 30, 2012.

Specialty Papers

Our specialty printing papers can be manufactured on all of our paper machines. The specialty paper business segment has a total annual production capacity of 929,000 tonnes in 2013.

Specialty printing paper products represent our largest business segment, generating 64% of our 2012 consolidated sales revenue. Our customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily through our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2012, 86% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on three paper machines in British Columbia at Crofton and Powell River. The newsprint business segment has a current total annual production capacity of 270,000 tonnes in 2013.

Newsprint sales generated 17% of our 2012 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2012, 43% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of NBSK pulp manufactured on two production lines at the Crofton mill, which has a total annual production capacity of 393,000 tonnes, of which approximately 43,000 tonnes represent capacity being consumed internally. The pulp business segment has a total annual NBSK market production capacity of 350,000 tonnes in 2013.

Pulp sales generated 19% of our 2012 consolidated sales revenue. In 2012, 99% of our pulp sales volumes were with customers in Asia.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

The following tables set out our total revenues by product and geographic market for each of the last three financial years:

Paper Sales [1]
(In millions of dollars)	Year Ended December 31
	2010	2011	2012
United States	$520.7	$511.6	$515.8
Canada	138.1	156.6	147.8
Latin America	99.3	88.3	87.7
Asia and Australia	65.5	73.5	102.0
Europe and Other	2.8	1.7	0.4
	$826.4	$831.7	$853.7

Pulp Sales
(In millions of dollars)	Year Ended December 31
	2010	2011	2012
United States	$0.9	$–	$–
Canada	0.2	4.6
Latin America	–	–	–
Asia and Australia	222.1	243.3	201.9
Europe and Other	1.8	0.1	2.6
	$225.0	$248.0	$204.5

[1]	Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 27% of the world’s consumption for coated mechanical paper, 32% for uncoated mechanical paper and 22% for newsprint. Specialty printing paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities. Specialty printing paper and newsprint is shipped overseas utilizing both by deep-sea vessels and containers, and by a combination of barge, rail and truck for destinations in North America. We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia and western Europe. Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world. The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities. Pulp is shipped to offshore locations primarily by break bulk on deep-sea vessels. Pulp markets are not subject to significant seasonal fluctuations.

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

In 2012 our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips and pulp logs. Approximately 70% of our fibre is provided by five suppliers.

Approximately 69% of our fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs.

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

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices. The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations. Our production levels in 2010, 2011 and 2012 were not impacted by fibre shortages.

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

Competitive Strengths

We believe that we have the following competitive strengths:

•	Cost-Competitive Manufacturing. Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs. We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products. There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs. We have reduced our labour costs through our new labour agreements in 2012 and have made significant capital expenditures over the past six years to shift production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

•	Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 1.48 million tonnes of paper and pulp. We are the only producer of coated mechanical and supercalendered papers in western North America and the largest producer of glossy paper in the region. Our Crofton operation is a tidewater mill giving it reliable, low-cost access to international pulp and paper markets via breakbulk vessels.

•	Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to explore niche opportunities in the marketplace. The most recent addition to our extensive lineup is Marathon Lite, an ultra-light newsprint grade that offers publishers and printers environmental and economic benefits of a lighter sheet without sacrificing print quality or runnability. In 2010 we introduced PacificoteTM , a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications. We also launched ElectrabriteTM Book, a range of caliper-controlled grades for book publishers, Electrabrite 100% recycled hi-bright grade papers produced at Snowflake and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades. We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•	Efficient Supply Chain Management Practices. Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping. Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest. Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels. We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia manufacturing sites and then ships via rail, truck and container to our customers. This allows us to choose the most cost effective transportation mode in conjunction with customer requirements. We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software. We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.

Business Strategy

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base in a socially responsible manner. In 2013, the focus will be on objectives and initiatives in four areas:

•	Financial. Complete outstanding restructuring items and use proceeds of assets sales to pay down debt, focus on reducing operating costs and generating positive free cash flow and completing implementation of special portability option in respect of our salaried defined benefit pension plan.

•	Corporate Social Responsibility. Significantly improve our overall safety performance and , continue to seek competitive business conditions in British Columbia, including in respect of electricity and taxation rates, and work with municipalities to achieve joint cost-saving service and infrastructure agreements.

•	Commercial. Continue to expand geographic reach of the Corporation into emerging world markets of Latin America and Asia, gain market share and expand sales reach into new markets with new products and increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

•	Environmental. Work with community stakeholders to identify and implement sustainable watershed management solutions, adhere to high international stands for transparency and reporting of performance on social, governance and environmental factors and take steps to achieve increased access to Forest Stewardship Council certified fibre supply.

C.	Organizational Structure

We own all of the issued and outstanding shares of the following principal subsidiaries as of December 31, 2012:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company (1)	Arizona

(1)	The Apache Railway Company ceased to be a subsidiary of the company on January 30, 2013 on completion of the sale of the Snowflake assets.

We are a partner of the British Columbia general partnership Catalyst Paper. We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder. We also own 50.001% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill. We have agreed to sell our interest in Powell River Energy Inc. See “Information on the Corporation, . History and Development of the Corporation – Asset Sales”.

D.	Property, Plant and Equipment

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 8 paper machines at four mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“C1”)	Specialty/Newsprint
Paper Machine No. 2 (“C2”)	Specialty
Paper Machine No. 3 (“C3”)	Specialty/Newsprint

Port Alberni	Product
Paper Machine No. 4 (“A4”)	Specialty
Paper Machine No. 5 (“A5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“P9”)	Specialty
Paper Machine No. 10 (“P10”)	Specialty
Paper Machine No. 11 (“P11”)	Specialty/Newsprint

Two paper machines at Snowflake were shut down permanently on September 30, 2012.

Our 2013 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
		Year ended December 31
Mill	Annual Capacity 2013 (tonnes)	2012	2011
Crofton(1)	327,000	317,500	311,000
Port Alberni	340,000	324,000	311,000
Powell River	469,000	436,500	431,000
Snowflake(2)	0	231,000	288,000
	1,136,000	1,309,000	1,341,000

(1)	We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above does not include the capacity of that paper machine.

(2)	The Snowflake mill permanently closed on September 30, 2012.

Crofton

Crofton's capacity is 327,000 tonnes of newsprint and directory paper. C1 at Crofton was curtailed from February 1, 2009 to May 25, 2009 and indefinitely curtailed since January 21, 2010.

The Crofton paper mill’s three paper machines commenced operation in 1964, 1968 and 1982. C1 and C3 are capable of producing either newsprint or directory paper as market conditions warrant and C2 is dedicated to producing lightweight directory paper. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces. C2 produces directory paper at the lowest industry basis weight. Crofton also makes directory paper on C3 and has the capability to make it on C1. Pulp furnish for the paper mill is supplied by a three-line TMP mill.

Port Alberni

Port Alberni's annual capacity is 340,000 tonnes of directory paper and lightweight coated paper.

The Port Alberni paper mill has two paper machines, one was put into operation in 1957 and the other in 1968. A5 was upgraded in 1995 to produce lightweight coated paper and is the only lightweight coated paper machine in western North America. Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant. An $8,000,000 upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 469,000 tonnes of uncoated specialty papers. The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint. In 2004, we upgraded P10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We have dedicated P9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively. We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.

Pulp furnish for the paper mill comes primarily from a TMP plant. The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

We own, through our wholly owned subsidiary Catalyst Paper Energy Holdings Inc., 50.001% of Powell River Energy Inc. (“PREI”), which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 83 megawatts. Pursuant to a power purchase agreement between us and PREI, PREI provided the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority (“BC Hydro”) rates until January 31, 2011. PREI’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. We have entered into a replacement power purchase agreement with PREI commencing on February 1, 2011 on substantially the same terms as the previous agreement for a five year term (with renewal options totaling an additional five years.) under which PREI will provide the power generated by its facilities to us at a rate essentially equivalent to the BC Hydro rate from time to time.

Pursuant to the terms of the Plan, the company is required to use its commercially reasonable efforts to market and sell its interest in Powell River Energy and to distribute up to 50% of the net proceeds received on account of the sale, depending on the number of equity elections received, to certain of the Corporation’s unsecured creditors, all as more particularly described in the Plan. See “Proceedings Under the Companies’ Creditors Arrangement Act”. We entered into an agreement on February 13, 2013 to sell our interest in Powell River Energy. We have agreed to sell our interest in Powell River Energy Inc. See “Information on the Corporation, .. History and Development of the Corporation – Asset Sales”.

Snowflake

The assets of the Snowflake mill consisted of two paper machines and associated assets, including The Apache Railway Company (“Apache”). Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona. Snowflake used Apache to transport coal for one of its boilers and to transport a portion of its finished goods.

In 2011, we impaired the assets of the Snowflake mill by $161.8 million (US$155.9 million). In the third quarter, the net book value of building, machinery and equipment of US$135.6 million and maintenance supplies and spare parts inventory of US$9.7 million were written off. In the fourth quarter, land was impaired by US$10.6 million. These impairment charges included the assets of Apache.

The company permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. In August 2012, the Corporation obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the company’s shares in Apache, were sold to a third party for US$13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US$18.6 million, including a withdrawal liability of approximately US 11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. The company is in the process of verifying this estimated liability. It is typical for withdrawal liabilities of this nature to be paid over 20 years although confirmation of the payment schedule has not been received at this point. Closure costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale is expected to result in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

Elk Falls

All three paper machines at Elk Falls were permanently closed in September, 2010 resulting in the removal of 526,000 tonnes of annual newsprint and uncoated mechanical paper capacity.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill. Our annual pulp production capacity for 2013 is 393,000 tonnes. Our annual market pulp capacity is 350,000 tonnes (which excludes pulp consumed internally) as compared to market pulp production for the years ending December 31, 2012 and December 31, 2011 of 317,900 tonnes and 316,000 tonnes, respectively.

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

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp is marketed as CKBC. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. CKBC is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers and tissue. The other pulp grade produced is made from spruce, pine and fir (SPF), coastal hemlock and Douglas fir species and marketed as CKHFi. This grade has high intrinsic strength and bulk, and is used in a variety of printing and writing papers and a range of specialty papers.

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

We leased the land and buildings where our paper recycling facility was located. We disclaimed this lease effective March 23, 2012 as part of our proceedings under the CCAA.

We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2014, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to a lease which expires February 28, 2013. We lease the premises for our sales office in Seattle, Washington pursuant to a lease which expires in November, 2016.

Each of our Crofton, Powell River and Port Alberni manufacturing facilities and the closed Elk Falls mill are situated on land we own. The Crofton mill is located on a 107 hectare site, , the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site and the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site. The Snowflake mill site lands were sold as part of the sale of the Snowflake assets and shares of The Apache Railway Company in January, 2013.

Our Crofton, Powell River and Port Alberni properties are subject to a first lien in favour of the holders of Exit Notes, a second lien in favour of the holders of 2017 Notes and a third lien in favour of the lenders under our ABL Facility.

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

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice we have at least five years’ capacity in the landfills at Port Alberni and Crofton and approximately one year at Powell River (which will increase to 20-30 years after completion of the planned expansion in 2013). We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.

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

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act. The priority air pollutants include particulate matter and sulphur oxides (“SOx”). Under proposed targets Crofton will have to reduce SOx emission reductions at an estimated cost of $4-8 million. The new air quality standards are still being determined with compliance required within three to five years.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill (which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source was coal) . At our Canadian operations, however, direct GHG emissions were at 21% of 1990 levels on an absolute basis.

We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008, 2009 and 2010, and we introduced our carbon neutral Sage line of products in 2010 and continue to offer Catalyst Cooled™ manufactured carbon neutral products. By virtue of early response and rigorous carbon accounting, we believe we are well positioned relative to developments like the implementation of a carbon tax and potential carbon related monetization opportunities. The B.C. government imposed a broad based carbon tax on fossil fuels commencing July 1, 2008. On July 1, 2012, the tax rate increased from $25/tonne to $30/tonne.

The federal government of Canada has indicated its intent to regulate GHG and sulphur oxides (SOx) on a sector by sector basis in order to achieve their targeted 17% reduction by 2020 from 2005 levels. The pulp and paper sector is one of the sectors scheduled for development of regulations beginning in 2013.

British Columbia is a signatory to the Western Climate Initiative (“WCI”), a collaboration of four provinces and currently one U.S. state, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020. In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim reduction targets of 6% by 2012 and 18% by 2016. In connection with the WCI, Quebec and California governments have initiated their regulatory processes in connection with implementation of a cap and trade system

B.C. has not issued regulations for its cap and trade program for GHGs and at this time is reviewing its climate change and energy policies. It is too early to determine its impact on the Corporation without knowing the details of any such cap and trade scheme.

In 2012, we spent approximately $0.5 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.0 million in 2013.

Contaminated Sites

British Columbia contaminated sites legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies. We are not aware that any of our sites or land parcels are considered by the Province to be contaminated under the Province’s contaminated sites legislation other than the closed Elk Falls millsite.

Similarly, with respect to the closed Snowflake millsite in Arizona, we are not aware of any soil or groundwater contamination at the site that is required to be remediated under current State or Federal law. In Arizona, sites that have become contaminated due to a current or historical release of a regulated substance are subject to evaluation for possible reporting and remediation under a variety of State and Federal regulatory programs. As with all current and past owners of industrial facilities, future remediation costs may be incurred due to the discovery of presently unknown environmental conditions or to changes in environmental laws or enforcement policies.

Social Responsibility

Fibre Certification Chain of Custody

We have implemented the Programme for the Endorsement of Forest Certification (PEFC) chain of custody system to verify that select paper products made at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre. A Forest Stewardship Council (FSC) chain of custody system was implemented in Snowflake in April 2009 and implemented at all three of our British Columbia mills in 2011. In December 2009 FSC awarded a five year group certificate to the Coast Forest Conservation Initiative (of which Catalyst is a member). This enables an additional FSC certified fibre source in British Columbia for use in our fibre stream. We annually disclose our fibre pedigree to the Forest Footprint Disclosure Project, enhancing transparency and public access to accurate data.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band. The most extensive initiative is a limited partnership with the Tla’amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006. We have entered into an agreement in principle with the Sliammon and the City of Powell River to transfer our interest in this limited partnership to them. In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council.

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

This complements our voluntary initiative with World Wildlife Fund Inc. (WWF) and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (GETF) to reduce CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010 primarily through energy conservation measures. Our 2012 absolute greenhouse gas emissions were 21% of 1990 levels.

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

The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2012.

Business overview

Operating earnings for the year were negatively impacted by a significant decline in pulp prices in China due to excess inventory and weak market conditions, as well as a decrease in average transaction prices for paper. This was partially offset by lower maintenance, labour, fibre, property taxes and selling, general and administrative (SG&A) cost.

Our net earnings reflect significant reorganization credits resulting from the forgiveness of pre-petition debt and accounts payable on emergence from creditor protection and fair value adjustments to our assets and liabilities in accordance with the requirements of fresh start accounting. This was partly offset by reorganization costs consisting of legal and consulting fees incurred under the creditor protection proceedings and one-time closure costs related to the Snowflake mill.

In accordance with U.S. GAAP, an enterprise value was established for the company as of September 30, 2012 (the end of the quarter following our emergence from protection under the CCAA) under fresh start accounting. This enterprise value was determined with the assistance of an independent financial advisor. For a discussion of the valuation methods used to determine enterprise value and additional information on fresh start accounting, see note 6, Creditor protection proceedings related disclosures in our annual consolidated financial statements for the year ended December 31, 2012.

Financial performance

We recorded a net gain attributable to the company of $583.2 million and a net loss attributable to the company before specific items of $37.8 million in 2012. This compared to losses of $974.0 million and $126.3 million, respectively, in 2011.

Significant specific items in 2012 included reorganization credits related to the forgiveness of pre-petition debt and accounts payable and fair value adjustments from the implementation of fresh start accounting, reorganization expenses related to legal and consulting fees, restructuring fees incurred prior to entering creditor protection, closure costs related to the discontinued Snowflake mill, and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Significant specific items in the prior year included an impairment charge on the pulp and paper assets of our Canadian operations, an impairment charge on certain assets of the Snowflake mill, losses sustained due to fires at the Snowflake and Powell River mills, restructuring costs incurred on capital structure negotiations and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2012 ³	2011	2010
Sales [2]	$1,058.2	$1,079.7	$1,051.4
Operating earnings (loss) [2]	19.1	(704.5)	(351.6)
Depreciation and amortization [2]	36.3	105.5	109.7
Adjusted EBITDA 1 2	55.4	62.8	52.6
– before restructuring costs 1 2	60.7	68.7	77.9
Net earnings (loss) attributable to the company	583.2	(974.0)	(396.9)
– before specific items [1]	(37.8)	(126.3)	(87.0)
Total assets	978.8	737.6	1,696.2
Total long-term liabilities	720.6	713.6	1,094.2
Adjusted EBITDA margin 1 2	5.2%	5.8%	5.0%
– before restructuring costs 1 2	5.7%	6.4%	7.4%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations	$41.65 [4]	$(2.04)	$(0.99)
– basic and diluted from discontinued operations	(1.15)[4]	(0.51)	(0.05)
– before specific items	(2.62)[4]	(0.33)	(0.23)

(In thousands of tonnes)
Sales [2]	1,401.4	1,351.2	1,343.2
Production [2]	1,388.6	1,365.1	1,333.8
Common shares (millions)
At period-end	14.5 [4]	381.9	381.8
Weighted average	14.4 [4]	381.9	381.8
1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2012.

3	We completed our restructuring under the CCAA proceedings on September 13, 2012, and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Selected financial information for 2012 therefore includes results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption. Reported sales and adjusted EBITDA were relatively unaffected, as the company’s physical operations were not impacted by the financial recapitalization.

4	All earnings per share data and weighted average common shares for 2012 are based on the new common shares issued to the company’s secured and unsecured creditors under the Plan. Earnings per share data in this MD&A is based on weighted average common shares calculated as if the 14.4 million common shares issued to the company’s secured creditors on September 13, 2012 were issued on January 1, 2012, and the former 381.9 million common shares cancelled on September 12, 2012 were cancelled on January 1, 2012. The 0.1 million common shares issued to the company’s unsecured creditors in December were included in weighted average common shares based on the number of days the shares were issued and outstanding divided by the number of days in the year.

Market Overview

North American demand for paper decreased in 2012 compared to the prior year. Inventory levels for paper decreased due to recent mill curtailments and closures that more than offset the lower demand. North American demand for uncoated mechanical and directory paper declined significantly in the year while newsprint and lightweight coated (LWC) demand declined slightly. Benchmark prices increased for directory, remained flat for uncoated mechanical, and decreased for LWC and newsprint.

The global market for NBSK pulp increased due to increased demand in China. NBSK pulp benchmark prices declined significantly for most of the year due to excess inventory and weak market conditions in China due to an oversupply of pulp. Pulp prices improved moderately in the fourth quarter.

Completion of CCAA Process

On September 13, 2012 we completed our restructuring under the CCAA and emerged from creditor protection with significantly reduced debt and a more competitive cost structure. See “Creditor Protection and Restructuring Process”.

Impairment of Snowflake Assets and Canadian Operations

We impaired the assets of our Snowflake mill by $161.8 million (US$155.9 million) in Q3 2011. At that time, the net book value of building, machinery and equipment of US$135.6 million and maintenance supplies and spare parts inventory of US$9.7 million were written off. In Q4 2011, land was impaired by US$10.6 million. These impairment charges included the assets of The Apache Railway Company, a subsidiary of Catalyst Paper (Snowflake) Inc. (“Snowflake”). The Q3 2011 impairment was triggered by consistently poor operating results and cash flow losses at our Snowflake mill that management projected would continue in the future. These losses were mostly attributable to deteriorating newsprint pricing and demand as well as tight market conditions for ONP resulting in higher input costs. Up to the date of closing the Snowflake mill we owned and used the impaired assets in our operations. The Q4 2011 impairment of land was based on an appraisal obtained from an independent third party real estate appraiser, dated January 3, 2012, that valued the Snowflake land at US$6.6 million.

The Corporation permanently closed its Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake has generated negative EBITDA since 2009. In August 2012, the Corporation obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the Corporation’s shares in The Apache Railway Company, were sold to a third party for US $13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US $8.6 million including a withdrawal liability of approximately US$11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. The company is in the process of verifying this estimated liability. It is typical for withdrawal liabilities of this nature to be paid over 20 years although confirmation of the payment schedule has not been received at this point. Closing costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale is expected to result in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

The Snowflake mill was treated as a discontinued operation in our annual consolidated financial statements for year ended December 31, 2012 and comparative periods were restated accordingly. Where so indicated, Snowflake’s results were removed from sales and production volumes, operating earnings, and non-GAAP measures, both for the current period and for all comparative periods presented.

We recorded an impairment charge of $660.2 million in Q4 2011 on the buildings, plant and equipment of our Canadian operations after a comprehensive impairment analysis of the Corporation’s Canadian operations triggered by (i) continuing declines in demand for newsprint and directory, economic slowdown in the United States and globally, and the strengthening of the Canadian dollar for most of 2011; (ii) a reduction in pulp prices in the fourth quarter of 2011; and (iii) the release in February 2012 by a leading information provider for the global pulp and paper industry of their latest 5-year forecast for pulp and paper prices and future exchange rates reflecting significantly lower future price estimates for pulp and paper than what had been previously forecasted. The impairment reduced the carrying value of our pulp assets by $83.5 million and our paper assets by $576.7 million. We continue to own and use the impaired assets in our Canadian operations. After giving effect to these impairment charges, the Corporation’s liabilities exceeded the book value of its assets by $617.3 million as at December 31, 2011.

Fresh Start Accounting

In accordance with U.S. GAAP, an enterprise value was established for the company as of September 30, 2012 (the end of the quarter following our emergence from protection under the CCAA) under fresh start accounting. This enterprise value was determined with the assistance of an independent financial advisor. For a discussion of the valuation methods used to determine enterprise value and additional information on fresh start accounting, see note 6, Creditor protection proceedings related disclosures in our annual consolidated financial statements for the year ended December 31, 2012.

New Labour Agreements

Our collective agreements with the CEP locals at our Crofton and Powell River and the PPWC local at our Crofton mills were to expire April 30, 2012 and our collective agreements with the CEP locals at Port Alberni were to expire April 30, 2013. On March 19, 2012, new labour agreements were ratified by the CEP and PPWC effective May 1, 2012 and will expire on April 30, 2017. The new labour agreements include a 10% reduction in hourly rates along with various adjustments to vacation, health benefits and work rules necessary to provide Catalyst with a more competitive labour cost structure. We also completed a new collective agreement at our Surrey Distribution Centre with the Christian Labour Association of Canada (“CLAC”) in early March 2012 which expires in 2015 and maintains existing rates and benefits.

British Columbia Harmonized Sales Tax Extinguished

On April 1, 2013, the Province will revert back to provincial sales tax regime. We estimate that the additional annualized cost to our business from that date onward will be approximately $12 million, based on actual 2012 expenditures.

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

Financing arrangements

On September 13, 2012 we entered into a new $175.0 million ABL Facility, which was a pre-condition for the company to implement the Plan and exit from protection under the CCAA. The ABL Facility provided financing for general corporate purposes, and for the repayment on exit of the DIP Facility that was in place throughout the CCAA proceedings.

The company also completed a US$35 million secured exit financing facility (Exit Facility) on September 13, 2012 and issued US$35 million of notes (Exit Notes) under the Exit Facility on its exit from protection under the CCAA. The Exit Facility provided the company with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA.

Canadian dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Exchange
	2010				2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.961	0.973	0.962	0.987	1.015	1.033	1.020	0.977	0.999	0.990	1.005	1.009
Average effective rate	0.938	0.949	0.948	0.982	1.011	1.032	1.020	0.977	0.999	0.990	1.005	1.009
Period-end spot rate	0.985	0.943	0.971	1.005	1.029	1.037	0.963	0.983	1.001	0.981	1.017	1.005

The majority of our sales are denominated in U.S. dollars. The Canadian dollar traded mostly below par for the first half of 2012 before strengthening to above par against the U.S. dollar for the remainder of the year. There was no difference between our average effective exchange rate and the average spot rate in 2012. The US$/CDN$ exchange rate movement in 2012 compared to 2011 resulted in a positive variance of $7.8 million on revenue and a positive variance of $5.7 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange gain of $20.8 million on the translation of U.S. dollar denominated debt in 2012, compared to an after-tax foreign exchange loss of $11.8 million in 2011. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2012 we did not have any foreign currency options or forward contracts outstanding. Refer to our annual consolidated financial statements for the year ended December 31, 2012 note 30, Financial instruments, for additional details.

CONSOLIDATED RESULTS - ANNUAL

Consolidated results of operations

Year ended December 31, 2012 compared to year ended December 31, 2011

Sales

Sales decreased by $21.5 million in 2012 as the unfavourable impact of lower transaction prices for pulp and paper and reduced sales volumes for specialty paper were partially offset by increased sales volumes for pulp and newsprint and the favourable impact of the weaker Canadian dollar

Adjusted EBITDA and Adjusted EBITDA before restructuring costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Adjusted EBITDA 1 2	Adjusted EBITDA before restructuring costs1 2
2011	$62.8	$68.7
Paper prices	(3.4)	(3.4)
Pulp prices	(58.9)	(58.9)
Impact of Canadian dollar	4.8	4.8
Volume and mix	(1.2)	(1.2)
Furnish mix and costs	22.7	22.7
Power and fuel costs	(5.2)	(5.2)
Labour costs	14.3	14.3
Maintenance costs	8.9	8.9
Lower of cost or market impact on inventory, net of inventory change	10.1	10.1
Selling, general and administrative costs	6.4	6.4
Restructuring costs	0.6	-
Other, net	(6.5)	(6.5)
2012	$55.4	$60.7
1	Refer to section 13, Non-GAAP measures, for further details.

2	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2012.

Operating earnings (loss)

Operating earnings increased by $723.6 million due to impairment and other closure costs incurred in 2011 of $661.8 million and lower depreciation of $69.2 million, partially offset by a reduction in adjusted EBITDA of $7.4 million. Impairment and other closure costs in the prior year consisted mostly of an impairment charge on the pulp and paper assets of our Canadian operations in Q4 2011.

Net earnings (loss) attributable to the company

Net loss attributable to the company increased by 1,557.2 million. This was primarily due to higher after-tax operating earnings of $723.0 million, a net reorganization credit after tax of $663.7 million, a decrease in after-tax loss from discontinued operations of $179.0 million and an after-tax foreign exchange gain on the translation of our U.S. dollar denominated debt of $20.8 million compared to an after-tax loss of $11.8 million in the previous year, partially offset by an after-tax increase in net earnings attributable to non-controlling interest of $33.0 million.

The following table reconciles 2012 net earnings (loss) attributable to the company to 2011:

(In millions of dollars)	Pre-tax	After-tax
2011 net earnings (loss) attributable to the company	$(981.4)	$(974.0)
Lower adjusted EBITDA before restructuring costs	(8.0)	(8.6)
Lower restructuring costs	0.6	0.6
Lower depreciation and amortization expense	69.2	69.2
Lower impairment charge in 2012	661.8	661.8
Change in foreign exchange gain (loss) on long-term debt	30.5	32.6
Powell River fire	2.4	3.0
Net gain related to reorganization in 2012	663.7	663.7
Higher other expense, net	(2.8)	(3.1)
Change in interest expense	1.3	(7.0)
Change in discontinued operations earnings (loss)	178.0	179.0
Change in net earnings (loss) attributable to non-controlling interest	(33.0)	(33.0)
2012 net earnings (loss) attributable to the company	$582.3	$583.2

SEGMENTED RESULTS - ANNUAL

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2012 [2] [3]	2011 [2]	2010 [2]
Sales	$675.6	$690.4	$674.0
Operating earnings (loss)	20.5	(565.1)	(149.7)
Depreciation and amortization	30.1	81.3	78.8
Adjusted EBITDA [1]	50.6	23.4	33.5
– before restructuring costs [1]	53.5	27.4	41.7
Adjusted EBITDA margin [1]	7.5%	3.4%	5.0%
– before restructuring costs [1]	7.9%	4.0%	6.2%

(In thousands of tonnes)
Sales	812.6	837.5	829.9
Production	805.5	842.0	835.9

1.	Refer to section 13, Non-GAAP measures.
2.	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2012.
3.	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Segmented results for 2012 include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption. Reported sales and adjusted EBITDA were relatively unaffected, as the company’s physical operations were not impacted by the financial recapitalization.

Segment Overview

North American demand for coated mechanical decreased 2.3% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. LWC inventories decreased significantly in 2012 as capacity reductions due to closures and curtailments more than offset the reduction in demand. The average benchmark price for LWC decreased to US$869 per short ton from US$900 per short ton in 2011. The LWC benchmark price declined in the first half of 2012 before recovering to US$898 per short ton in Q4.

North American uncoated mechanical demand (high-gloss and standard grades) decreased 15.3% due to declines in print advertising and lower circulation and page counts for retail inserts. Average benchmark prices for super-calendered A grade (SC-A) remained flat compared to the prior year at US$835 per short ton for 2012. Continuing reduction in capacity kept the uncoated mechanical market tight despite declining demand. The market weakened near the end of Q4 with the restart of a formerly idled mill which added significant capacity to the market, and the end of the seasonally busy retail advertising period.

For LWC, we implemented a US$40 per short ton price increase on August 1, 2012 and announced another US$60 per short ton increase effective October 1, 2012. For our uncoated paper, we announced a US$40 per short ton price increase on our soft-calendered paper effective October 1, 2012. The increases to LWC were partially implemented while the soft-calendered price increase was not implemented due to the restart of formerly idle capacity in early Q4.

North American directory demand decreased 18.4% in 2012 from the prior year due to reduced publication of white pages, smaller book sizes, lower circulation, and the continued migration from printed directory books to the Internet. At US$770 per short ton, the average directory benchmark price for the current year increased by 4.8% compared to the prior year reflecting higher 2012 contract prices. The majority of our directory pricing was largely fixed for the year based on 2012 contract pricing.

Operational performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2012 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:

The 2012 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below.

•	Sales volume decreased by 24,900 tonnes due to lower directory and uncoated sales volumes for the year, partially offset by higher coated sales volumes.
•	Average sales revenue increased $7 per tonne, reflecting higher average transaction prices for directory and uncoated mechanical paper, and the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices for LWC.
•	Average delivered cash costs decreased $27 per tonne due to lower maintenance, labour and kraft costs, as well as reduced SG&A costs, partially offset by higher cost of chemicals and electric power. The lower labour cost was mostly due to the positive impact of the new labour deal that went into effect on May 1, 2012.

Newsprint

(In millions of dollars, except where otherwise stated)
	2012 2 3	2011 [2]	2010 [2]
Sales	$178.1	$141.3	$152.4
Operating earnings (loss)	14.1	(69.2)	(224.3)
Depreciation and amortization	4.1	9.1	16.6
Adjusted EBITDA [1]	18.2	11.0	(17.6)
– before restructuring costs [1]	19.0	11.8	(1.5)
Adjusted EBITDA margin [1]	10.2%	7.8%	(11.5%)
– before restructuring costs [1]	10.7%	8.4%	(1.0%)
(In thousands of tonnes)
Sales	264.0	205.2	236.7
Production	265.1	208.1	224.5

1	Refer to section 13, Non-GAAP Measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2012.
3	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Segmented results for 2012 include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption. Reported sales and adjusted EBITDA were relatively unaffected, as the company’s physical operations were not impacted by the financial recapitalization.

Segment Overview

North American newsprint shipments were down by 1.2% in 2012. Operating rates remained similar to the prior year as North American newsprint capacity was shut at a rate to compensate for declining demand. Newsprint inventories increased in the current year compared to 2011 levels.

The average North American Newsprint benchmark price decreased to US$615 per metric tonne or 1.1% compared to the previous year. We announced a US$30 per tonne price increase effective October 1, 2012. The increase was partially implemented in the US; however, these gains were offset by lower prices in our international markets.

The Crofton No. 1 paper machine, originally curtailed in January 2010, remained indefinitely curtailed throughout 2012, resulting in 140,000 tonnes of curtailment on an annualized basis.

Operational performance

The following chart summarizes the operating performance of our newsprint segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2012 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 58,800 tonnes due to increased newsprint production which offset lower directory production in 2012.

•	Average sales revenue declined $14 per tonne due to lower transaction prices, partially offset by the positive impact of the weaker Canadian dollar.

•	Average delivered cash costs decreased $29 per tonne due to reduced cost of maintenance, labour, fibre, SG&A and property taxes, partially offset by higher electric power costs.

Pulp

(In millions of dollars, except where otherwise stated)
	2012 2 3	2011 [2]	2010 [2]
Sales	$204.5	$248.0	$225.0
Operating earnings (loss)	(15.5)	(70.2)	22.4
Depreciation and amortization	2.1	15.1	14.3
Adjusted EBITDA [1]	(13.4)	28.4	36.7
– before restructuring costs [1]	(11.8)	29.5	37.7
Adjusted EBITDA margin [1]	(6.6)%	11.5%	16.3%
– before restructuring costs [1]	(5.8)%	11.9%	16.8%

(In thousands of tonnes)
Sales	324.8	308.5	276.6
Production	318.0	315.0	273.3

1	Refer to section 13, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2012.

3	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Segmented results for 2012 include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption. Reported sales and adjusted EBITDA were relatively unaffected, as the company’s physical operations were not impacted by the financial recapitalization

Global shipments of NBSK pulp increased by 3.0% in 2012 compared to prior year shipments. There was a rapid decline in pulp prices in 2012 due to excess inventory and weak market conditions in China. The average NBSK benchmark price for China declined to US$630 per tonne in the third quarter before recovering moderately to US$662 per tonne in Q4. The average benchmark price for the year of US$667 per tonne was 20.0% lower than 2011.

Operational performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2012 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 16,300 tonnes due to the inclusion of an 8,000 tonne shipment in current year sales that was delayed in December 2011 and slightly higher production in 2012.
•	Average sales revenue decreased by $174 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar. Weak pulp prices in 2012 reflect soft demand and excess inventory in China.
•	Average delivered cash costs decreased by $42 per tonne due to lower fibre, SG&A and labour costs, partially offset by increased cost of chemicals.

FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2012, and December 31, 2011:

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2012 and December 31, 2011:

(In millions of dollars)	2012	2011	Variance	Comments
Working capital	$151.4	$152.4	$(1.0)	Decrease in cash and cash equivalents of $8.5 million, accounts receivable of $20.9 million, inventories of $21.9 million, and prepaids of $11.1 million were offset by restricted cash of $0.7 million in 2012 and a decrease in accounts payable and accrued liabilities of $60.7 million. Working capital requirements have generally been reduced by the closure of the Snowflake mill. The curtailment at the Powell River mill in December resulted in reduced inventories, and trade accounts payable. Trade accounts receivable decreased due to improved collections and the impact of the Powell River curtailment on sales. The reduction in accounts payable and accrued liabilities reflects the forgiveness of pre-petition payables and accrued interest on pre-petition debt pursuant to our reorganization under the Plan.
Assets held for sale	34.3	–	34.3	Assets classified as held for sale in 2012 included the assets of Elk Falls, Snowflake, Poplars land, the Port Alberni wastewater lagoon, the mortgage receivable from PRSC Limited Partnership and our interest in PRSC Land Development Ltd..
Property, plant and equipment	611.6	386.3	225.3	Increase mainly due to the adjustment of property, plant and equipment to fair value in accordance with the requirements of fresh start accounting on the valuation date of September 30, 2012.

(In millions of dollars)	2012	2011	Variance	Comments
Goodwill	56.7	–	56.7	Goodwill recognized in accordance with the requirements of fresh start accounting at the amount that our enterprise value exceeded the fair value of identified assets and liabilities on the valuation date of September 30, 2012.
Other assets	11.0	24.4	(13.4)	Decrease mainly due to the reclassification of the mortgage receivable from PRSC Limited Partnership of $2.8 million and Snowflake’s long-term receivables of $1.5 million to assets held for sale, amortization of deferred financing costs of $2.2 million, a reduction in derivative financial instruments of $2.5 million, a decrease to deferred mill-related charges of $2.3 million, and the accelerated recognition of deferred financing costs on our pre-petition debt of $10.2 million, partially offset by the capitalization of debt issuance cost related to our new debt of $9.3 million
Liabilities associated with assets held for sale	15.2	–	15.2	Accounts payable and other liabilities of the Snowflake mill which was classified as held for sale in 2012.
Total debt	428.6	842.3	(413.7)	Our debt was reduced by approximately US$390 million pursuant to our reorganization under the Plan, and the withdrawn balance $24.0 million on our new ABL Facility as of December 31, 2012 is significantly lower than the $48.0 million withdrawn on the former ABL Facility in 2011
Employee future benefits	289.7	305.7	(16.0)	Decrease reflects the elimination of extended health benefits of retirees pursuant to the reorganization under the CCAA and elimination of the company’s projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan subsequent to the closure of the Snowflake mill.
Other long-term obligations	8.9	19.2	(10.3)	Decrease due primarily to the repudiation of the contractual lease obligation at PRD which was closed in 2010, and the de-recognition of a landfill rehabilitation obligation at our Elk Falls site in accordance with the requirements of fresh start accounting.
Deferred income taxes and deferred credits	–	13.2	(13.2)	In accordance with the requirements of fresh start accounting, we concluded that our deferred credits had negligible fair value as of the valuation date of September 30, 2012.

Outlook

Economy

The global economies struggled in 2012 due to a host of factors including the sovereign debt issues affecting Europe and North America, slow growth in the U.S. economy, and reduced economic growth in China. The U.S. economy is expected to improve in 2013 led by an employment recovery as well as a recovering housing market. Volatility is expected to continue due to ongoing fiscal issues in Europe and North America. The Canadian economy is expected to weaken due to a slowing housing market and generally slow economic growth. A mix of a strengthening US economy and a weakening Canadian economy could result in some weakness in the Canadian dollar. The continued volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

Specialty printing paper markets are expected to remain challenging in 2013 with the continued migration to electronic media. Demand for coated mechanical is expected to drop in 2013 while demand for uncoated mechanical is expected to increase slightly due to the restart of additional uncoated mechanical capacity in Q4, 2012. This additional capacity will lead to some grade switching from coated to uncoated mechanical. Operating rates for coated and uncoated mechanical are expected to decline unless the drop in demand is offset by additional mill closures and capacity reductions. Prices for coated and uncoated mechanical grades will be under pressure in the seasonally slower first of the year as a result of these lower operating rates. Demand for directory paper will continue to decline albeit at a slower rate than 2012 due to paper conservation moves by publishers and migration to electronic media. Poor demand conditions and weaker operating rates for directory paper are expected to lead to slightly lower prices for 2013 compared to 2012.

Newsprint demand in 2013 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet. After a significant drop in exports from North America in 2012, exports may increase modestly as North American producers seek to find markets for their excess capacity. The restart of additional newsprint capacity in the 2nd half of 2012 resulted in the first signs of price weakness in quite some time. This price weakness is expected to continue through the first quarter of 2013. Newsprint prices for the remainder of the year will depend on the supply and demand balance.

The NBSK market improved slightly in the fourth quarter and this trend is expected to continue for the first half of 2013 as the Chinese economy rebounds from slower economic growth in 2012. Improved demand for pulp for woodfree paper and tissue are expected to increase demand and support higher prices for NBSK in 2013. Hardwood pulp capacity increases in 2013 may lead to more switching between softwood and hardwood. Chinese buying patterns and requirements are expected to continue to drive the market in 2013.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of power where we are expecting to see rate increases from BC Hydro as well as the return of the PST. Labour, fibre, fossil fuel, and chemicals are expected to be similar to 2012. We expect maintenance costs for 2013 to be higher than 2012 levels primarily due to the impact of total mill outages at Alberni in Q1 and Crofton in Q2. Crofton Pulp outages in 2013 are expected in Q2 and Q4, while mandatory annual boiler annual outages will take place throughout the year at all of our mills similar to 2012.

We anticipate that the Crofton No. 1 machine will remain indefinitely curtailed due to weak markets and high costs, removing approximately 140,000 tonnes on an annualized basis. We will continue to match production to our orders for all grades.

Capital spending is expected to be approximately $25 million in 2013; however, capital will be managed to balance cash flow.

Q1, 2013 costs are expected to be higher than Q1 2012 in part due to lower production and higher maintenance costs as a result of a number of reliability issues at the mills in Q1, 2013.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2013 other than for our operations, working capital fluctuations, interest payments, pension funding of the Salaried DB Plan and the PACE Industry Union-Management multi-employer pension plan.

The company expects to close on the sale of PREI at the end of the first quarter subject to various closing conditions. The company is required under the terms of the Plan of Arrangement to distribute to unsecured creditors of the company who did not elect to receive shares in settlement of their claims, their pro rata share of 50% of the net proceeds of the sale (which, given that many creditors elected to instead receive shares, will result in a distribution of approximately 40% of the net proceeds of the sale). The company will offer to purchase a portion of its Exit Notes with the balance of the net proceeds.

2013 key objectives:

In 2013, we will focus on objectives and initiatives in four areas:

Social

•	Significantly improve safety results reducing medical incidents by 50% and lost time injuries by 41% to achieve 2nd quartile or better industry ranking

•	Continue to seek competitive business conditions in B.C. including in hydro and taxation rates and work with municipalities to achieve joint cost-saving service and infrastructure agreements

Financial

•	Complete outstanding restructuring items and use proceeds of asset sales to pay down debt.

•	Reduce operating costs, and focus on generating positive free cash flow.

•	Complete special portability option program developed to deal with the salaried pension deficit.

Commercial

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia.

•	Gain market share and expand sales reach into new markets with new products.

•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

Environmental

•	Work with community stakeholders to identify and implement sustainable watershed management solutions

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors

•	Support revision of the BC Forest Stewardship Council standard to achieve increased access to FSC fibre supply

NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

Adjusted EBITDA and Adjusted EBITDA before Restructuring Costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation of net earnings (loss) attributable to the company by year

(In millions of dollars)	2012 [2]	2011	2010
Net earnings (loss) attributable to the company as reported	$583.2	$(974.0)	$(396.9)
Net earnings (loss) attributable to non-controlling interest	30.4	(2.6)	(1.3)
Net earnings (loss)	613.6	(976.6)	(398.2)
Depreciation and amortization [1]	36.3	105.5	109.7
Impairment [1]	–	661.8	294.5
(Gain) loss on cancellation of long-term debt [1]	–	–	(0.6)
Foreign exchange (gain) loss on long-term debt [1]	(20.8)	9.7	(27.6)
Loss on Powell River fire	–	2.4	–
Other (income) expense, net [1]	2.5	(0.3)	3.2
Interest expense, net [1]	71.9	73.2	71.9
Income tax recovery [1]	(0.9)	(8.4)	(19.8)
Reorganization items, net [1]	(663.7)	–	–
(Earnings) loss from discontinued operations net of tax	16.5	195.5	19.5
Adjusted EBITDA	$55.4	$62.8	$52.6
Restructuring costs	5.3	5.9	25.3
Adjusted EBITDA before restructuring costs	$60.7	$68.7	$77.9

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2012.

2	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Numbers for 2012 therefore include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption.

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2012 [2]	2011	2010
Net earnings (loss) attributable to the company as reported	$583.2	$(974.0)	$(396.9)
Specific items:
(Gain) loss on cancellation of long-term debt	–	–	(0.5)
Foreign exchange loss (gain) on long-term debt	(20.8)	11.8	(24.2)
Loss on Snowflake fire [1]	–	4.4	–
Loss on Powell River fire	–	2.0	–
Impairment and other closure costs [2]	19.7	823.6	291.4
Restructuring and change-of-control costs [1]	6.4	5.9	21.3
Reorganization items, net [1]	(667.5)	–	–
Fair market adjustment to non-controlling interest	41.2	–	–
Note exchange costs	–	–	5.9
Income tax adjustments	–	–	16.0
Net earnings (loss) attributable to the company before specific items	$(37.8)	$(126.3)	$(87.0)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$41.65	$(2.04)	$(0.99)
Before specific items	(2.62)	(0.33)	(0.23)

1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2012.

2	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Numbers for 2012 therefore include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption.

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2012 [1]	2011	2010
Cash provided (used) by operating activities	$8.1	$(71.5)	$(44.1)
Cash used by investing activities	(9.6)	(17.7)	(4.5)
Proceeds from the sale of property, plant and equipment and other assets	(12.3)	(1.2)	(7.9)
Other investing activities	(3.7)	(0.8)	1.2
Non-cash working capital changes except changes in taxes and interest	(31.8)	42.0	12.9
Other	2.1	(9.6)	2.0
Free cash flow	$(47.2)	$(58.8)	$(40.4)

1	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Numbers for 2012 therefore include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption.

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2012 [2]	2011	2010
Adjusted EBITDA	$55.4	$62.8	$52.6
Interest expense, excluding amortization	(22.7)	(72.6)	(72.7)
Capital expenditures	(22.6)	(19.7)	(11.2)
Reorganization costs	(37.5)	–	–
Income taxes paid	0.2	(0.1)	(0.4)
Employee future benefits, expense over (under) cash contributions [1]	(11.8)	(8.0)	(2.4)
Net operating cash flow from discontinued operations	(8.2)	(21.2)	(6.3)
Free cash flow	$(47.2)	$(58.8)	$(40.4)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in Adjusted EBITDA.

2	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Numbers for 2012 therefore include results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 3, Summary of significant accounting policies, in the December 31, 2012 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty

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

As at December 31, 2012 we had a provision of $17.4 million for environmental, remedial and other obligations. This amount included the US$11.7 million withdrawal liability from the PACE Industry Union-Management Pension Fund. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $1.0 million in 2013.

Impairment of long-lived assets

We recognized goodwill on September 30, 2012 in accordance with fresh start accounting. Goodwill does not get amortised in subsequent periods, but will be tested annually for impairment using a two-step impairment test at the reporting unit level. An assessment may first be performed based on certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

We review other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We test for impairment using a two-step methodology as follows:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)	If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying values of long-lived assets and goodwill represented approximately 62.5% and 5.8% of total assets respectively as at December 31, 2012. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

Assets held for Sale and Discontinued Operations

Assets and liabilities that meet the held for sale criteria are reported separately from continued operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

Assets classified as held for sale in 2012 included:

•	assets and liabilities of the Snowflake mill which were closed on September 30, 2012 and subsequently sold to Hackman Capital and its affiliates,

•	13.4 hectare wastewater treatment facility located at Port Alberni,

•	land, buildings and equipment, and other assets of the Elk Falls site,

•	mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Developments Ltd.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation. The discontinued Snowflake mill met the definition of a discontinued operation in 2012 as a component of the company that was held for sale.

Enterprise Valuation

In accordance with the requirements of fresh start accounting, we determined a preliminary enterprise value for the company with the assistance of an independent financial advisor. The preliminary enterprise value established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including management’s best estimate of future operating performance, forecasts of future exchange rates and product prices, and a discount rate based on the estimated blended rate of return required by our debt and equity investors.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2012 a discount rate of 4.0% per year was determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2012, a rate of return of 6.5% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2012 a rate of compensation increase of 2.0% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2012 a health care trend rate of 6.0% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2012. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2012 expense	Net benefit obligation	Net 2012 Expense
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	19.6	1.4
1% decrease	N/A	N/A	(16.7)	(2.2)

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

As at December 31, 2012 Accounts receivable comprised 11.6% of total assets. Included in this balance was a provision of $2.2 million for doubtful accounts, or 1.9% of accounts receivable (as at December 31, 2011 - $2.0 million for doubtful accounts, or 1.5% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2012 is adequate to provide for probable losses existing in accounts receivable.

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

The following table presents information about the fair value of our derivative and non-derivative financial instruments not designated as hedging instruments and measured on a recurring basis at December 31:

	2012	2011	Fair value hierarchy		Balance sheet classification
Assets
Currency contracts	$–	$2.0	2	[1]	Prepaids and other
Currency contracts	–	2.5	2	[1]	Other assets
Commodity contracts	–	0.5	2	[2]	Prepaids and other
	$–	$5.0
Liabilities
Commodity contracts	$–	$0.4	2	[2]	Accounts payable and accrued liabilities
Commodity contracts	–	$0.2	2	[2]	Other long-term obligations
	$–	$0.6

Fair values of our derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

We no longer designate U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes effective April 1, 2010. For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at March 31, 2010 were deferred and recorded in Accumulated other comprehensive loss. When the hedge item was recorded in earnings, the corresponding gain or loss on the hedge was reclassified from Accumulated other comprehensive loss to Sales. As of December 31, 2012 all deferred amounts on these cash flow hedges had been recognized in Sales and circulated out of Accumulated other comprehensive loss.

Income taxes

The amounts recorded for deferred income tax assets and liabilities are based on various judgments, assumptions and estimates. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management’s best estimate and may vary from actual.

At December 31, 2012 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

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

CHANGES IN ACCOUNTING POLICIES

There were no recent amendments by the FASB to the Accounting Standards Codification that materially impacted the company’s consolidated financial statements or disclosures in 2012.

We adopted FASB ASC 852, Reorganizations for the duration of the CCAA proceedings. This standard requires that financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Pre-petition obligations potentially impaired by the CCAA proceedings were classified as Liabilities subject to compromise.

We applied fresh start accounting in accordance with FASB ASC 852 as of the convenience date of September 30, 2012 whereby an enterprise value was established for the company, identified assets and liabilities were adjusted to fair value, goodwill was recognized at the amount that the enterprise value exceeded the fair value of identified assets and liabilities, and historical balances for the company’s equity accounts were eliminated. Consolidated financial statements prepared prior to the application of fresh start accounting are not comparable to our consolidated financial statements for the year ended December 31, 2012.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may materially impact our consolidated financial statements for future periods.

B. Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2012 [2]	2011	2010
Cash flows provided (used) by operations before changes in non-cash working capital	$(32.0)	$(51.5)	$(31.6)
Changes in non-cash working capital	40.1	(20.0)	(12.5)
Cash flows provided (used) by
Operations	8.1	(71.5)	(44.1)
Investing activities	(9.6)	(17.7)	(4.5)
Financing activities	(5.1)	18.9	60.9
Capital spending	22.6	19.7	11.2
Depreciation and amortization	36.3	112.4	119.3
Impairment and other closure costs	11.5	823.6	294.5
Capital spending as % of depreciation and amortization	62%	18%	9%
Net debt to net capitalization at period-end[1]	78%	366%	63%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

2	We completed our restructuring under the CCAA proceedings on September 13, 2012 and adopted fresh start accounting in accordance with FASB ASC 852 on September 30, 2012. Cash flow information for 2012 therefore includes results for nine months preceding the adoption of fresh start accounting and three months subsequent to adoption.

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in “Capital resources” and in “Debt” below and in section 3D, Risk Factors, in the discussion on “Subsequent to our restructuring under the CCAA proceedings, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful”.

Operating activities

Cash flows from operating activities in 2012 increased $79.6 million compared to 2011 due to a decrease in working capital requirements, interest paid, and net operating cash used by discontinued operations, partially offset by a decrease in adjusted EBITDA and reorganization costs paid under the CCAA proceedings. The $40.1 million change in non-cash working capital in the current year consisted of a decrease in accounts receivable of $18.2 million, a decrease in inventories of $20.3 million, and a decrease in prepaids of $4.0 million, partially offset by a reduction in accounts payable and accrued liabilities of $2.4 million.

Investing activities

Cash used by investing activities decreased by $8.1 million compared to the previous year. The decrease was largely due to increased proceeds from the sale of property, plant and equipment of $11.1 million, partially offset by increased fixed asset additions of $2.9 million. Asset sales in 2012 included Poplars land, assets of PRD, and scrap metal and equipment components of the Elk Falls site. Fixed asset additions in the current year related primarily to maintenance of the business.

Capital spending in 2012 was significantly higher than 2011 levels. especially as it related to maintenance of the business. The components are provided below:

(In millions of dollars)	2012	2011
Safety	$1.2	$0.6
Environment	3.1	2.5
Maintenance of business	16.1	12.9
Profit adding	2.2	3.7
Total [1]	$22.6	$19.7

1	Included $5.8 million related to PREI (2011 - $0.9 million)

Financing activities

Cash used by financing activities in 2012 increased by $24.0 million compared to 2011. This was primarily due to a net repayment on the new ABL Facility of $24 million compared to a net draw on the former ABL Facility of $48.0 million in 2011, and an increase in financing costs paid of $10.7 million compared to the prior year, partially offset by the issuance of Exit Notes for net proceeds of $33.1 million, and the redemption of US$26.0 million 8.625% notes in the prior year.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility		DIP Facility		ABL Facility
	2012		2012		2011
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$125.2	$164.0	$159.6	$142.1	$151.8	$167.3	$134.3	$174.1
Letters of credit	(22.3)	(17.8)	(19.6)	(17.8)	(32.2)	(27.7)	(28.1)	(25.5)
Amount drawn, net	(24.0)	(64.0)	(70.5)	(77.8)	(48.0)	(31.5)	–	–
Minimum excess availability	–	–	(21.9)[3]	–	–	–	–	(35.0)
Available to be drawn [2]	78.9	82.2	47.6	46.5	71.6	108.1	106.2	113.6
Cash on hand [4]	18.5	12.6	17.8	19.3	25.1	17.8	30.2	53.8
Restricted cash [5]	0.5	2.0	6.4	2.1	–	–	–	–
Total liquidity	$97.9	$96.8	$71.8	$67.9	$96.7	$125.9	$136.4	$167.4

1	The borrowing base at December 31, 2012 includes a reserve of $1.1 million for pension, $2.0 million for creditor insurance deductibles, $2.3 million for landlord waivers, $1.3 million for employee source deductions, $0.3 million related to WCB, and $0.2 million for purchasing card reserve.

2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2012 in note 18, Long-term debt.

3	The DIP Facility was subject to an excess availability condition as disclosed in our annual consolidated financial statements for the year ended December 31, 2012 in note 18, Long-term debt.

4	Cash on hand consists of $16.6 million per our consolidated balance sheet and $1.9 million included in assets held for sale.

5	Restricted cash consists of $0.5 million of cash held in trust.

Our total liquidity increased by $1.2 million in 2012 from 2011 due to a reduction in the amount drawn on our ABL Facility and a reduction in letters of credit, partially offset by a reduced borrowing base on the ABL Facility and reduced cash on hand. The borrowing base decreased primarily due to a reduction in accounts receivable as of December 31, 2012. The reduction in cash on hand was due primarily to the payment of restructuring costs of $5.3 million, reorganization costs of $37.5 million incurred during the CCAA proceedings, and the payment of debt issuance cost of $9.3 million in the third quarter, partially offset by a net reduction in non-cash working capital of $40.1 million. The reduction in working capital was due primary to a reduction in inventory resulting from the closure of the Snowflake mill and curtailment at the Powell River mill in December, and a reduction in accounts receivable due to the Snowflake closure, improved collections and reduced sales in the second half of December.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2012 note 18, Long-term debt.

At March 15, 2013 we had 14,527,571 common shares issued and outstanding. All of the company’s former common shares and stock options were cancelled on September 13, 2012. The company’s new common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

The following table illustrates the changes in our long-term debt for the year ended December 31, 2012:

(In millions of dollars)	January 1, 2012		Net increase (decrease)	Foreign exchange	December 31, 2012
Recourse
Floating rate senior secured notes, due September 2016 (US$35.0 million)	$	─	$33.1	$0.8	$33.9
Senior secured notes, 11.0% due October 2017 (US$250.0 million)		─	243.8	4.9	248.7
Senior notes, 7.375% due March 2014 (US$250.0 million; December 31, 2010– US$250.0 million)		256.4	(246.1)	(10.3)	─
Senior secured notes, 11.0% due December 2016 (US$280.4 million)		285.2	(273.5)	(11.7)	─
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange		31.2	(31.2)	─	─
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)		98.5	(94.0)	(4.5)	─
Revolving asset-based loan facility of up to $175.0 million due July 2017		─	24.0	─	24.0
Revolving asset-based loan facility of up to $175.0 million due May 2016		48.0	(48.0)	─	─
Capital lease obligations		9.2	(1.0)	─	8.2
Non-recourse (PREI)
First mortgage bonds, 6.447% due July 2016		95.0	─	─	95.0
Subordinated promissory notes		18.8	─	─	18.8
Total debt		$842.3	$(392.9)	$(20.8)	$428.6
Less: current portion		466.8	(460.2)	─	6.6
Total long-term debt		$375.5	$67.3	$(20.8)	$422.0

On September 13, 2012 as part of the implementation of the Plan and emergence from creditor protection, we issued US$250.0 million of new senior secured notes (2017 Notes). The 2017 Notes, issued in a debt exchange transaction with holders of our former 2016 Notes, have a maturity date of October 30, 2017, and bear interest, payable quarterly, at a rate of 11% per annum in cash or, at the option of the company, 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK).

On September 13, 2012 we entered into a new $175.0 million ABL Facility, which effectively replaced the DIP Credit Facility on exit from protection under the CCAA. The collateral for the ABL Facility consists primarily of all present and future working capital assets of the company with a borrowing base calculated on the balance of eligible accounts receivable and inventory, less certain reserves. The ABL Facility matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt.

We also completed a US$35 million Exit Facility on September 13, 2012 and issued US$35 million of Exit Notes under that facility. The Exit Facility was provided by certain holders of the 2016 Notes and is secured by a charge on certain assets of the company and its subsidiaries ranking senior to the lien securing the US$250 million of 2017 Notes to be issued under the Plan. The Exit Facility matures on September 13, 2016, and can be prepaid in whole or in part at any time for a premium initially of 3% and declining annually thereafter.

We secured a DIP Credit Facility during the creditor protection proceedings which replaced the former ABL Facility. The DIP Credit Facility had an 18-month maturity and a maximum draw of approximately $175 million.

See note 18, Long-term debt in our annual consolidated financial statements for the year ended December 31, 2012 for additional information on changes to our debt.

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

At December 31, 2012 we did not have any foreign currency or commodity contracts outstanding.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2012 note 30, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 29, Fair value measurement, of those statements.

The following table reconciles the average spot exchange rate to our effective exchange rate for sales and operating expenses including the impact from cash flow hedges that were in place as at March 31, 2010 and were designated as hedging instruments at that time:

US$/CDN$ FOREIGN EXCHANGE

	2012					2011
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	1.001	1.009	1.005	0.990	0.999	1.011	0.977	1.020	1.033	1.015
(Favourable)/unfavourable impact of derivatives designated as effective hedges for accounting purposes[1]	–	–	–	–	–	(0.001)	–	–	(0.001)	(0.004)
Average effective rate included in adjusted EBITDA	1.001	1.009	1.005	0.990	0.999	1.010	0.977	1.020	1.032	1.011
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses[2]	0.001	–	–	0.001	0.004	0.002	(0.004)	0.023	(0.002)	(0.011)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[3]	0.010	(0.002)	0.035	(0.017)	0.017	(0.003)	0.020	(0.043)	0.006	0.007
Average effective rate in net earnings/(loss) before income taxes[4]	1.012	1.007	1.040	0.974	1.020	1.009	0.993	1.000	1.036	1.007

(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives designated as effective hedges for accounting purposes included in adjusted EBITDA	$–	$–	$–	$–	$–	$1.5	$0.1	$0.2	$0.3	$0.9
2 Favourable/(unfavourable) impact of derivatives other than those designated as effective hedges for accounting purposes included in other expenses	(1.2)	–	–	(0.2)	(1.0)	(2.1)	0.9	(5.8)	0.3	2.5
3 Foreign exchange gain/(loss) on working capital balances included in other expenses	(7.5)	0.4	(7.8)	3.9	(4.0)	3.2	(4.9)	10.9	(1.2)	(1.6)
4 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

C.	Research and Development, Patents and Licences, etc.

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories. Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts. Our internal product development team carried out the bulk of our product development efforts in the last three years. We did not make significant research and development expenditures to outside contractors in the last three years due to our cash conservation focus.

D.	Trend Information

See information provided in Item 5A.

E.	Off Balance Sheet Arrangements

Guarantees

Loans

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor was no longer able to meet its contractual obligations. At December 31, 2012 the principal amount of the mortgage was $3.0 million. The agreement does not increase our liability beyond the obligations under the building lease.

Paper recycling plant acquisition

In connection with our acquisition of the paper recycling plant in Coquitlam, B.C. in December 2003, we provided indemnities with respect to environmental matters (other than pre-existing environmental conditions) under our lease of the land and buildings for all costs, claims and damages if we release any hazardous substances on the property or breach any of the environmental covenants under the lease or any environmental laws and an indemnity with respect to shares that were issued to the vendors as part of the purchase price. We do not expect any claims under these indemnities given that we disclaimed our liabilities under the lease under the CCAA process and that all of our outstanding shares as at September 13, 2012 were cancelled under the CCAA process.

F.	Tabular Disclosure of Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2012:

(In millions of dollars)	2013		2014		2015		2016	2017	Thereafter
Total debt, excluding capital lease obligations	$	─	$	─	$	─	$129.8	$272.7	$18.8
Capital lease obligations		6.6		1.6		─	─	─	─
Operating leases		6.0		4.3		1.7	1.7	1.6	0.7
Interest payments on long-term debt [1]		38.3		38.2		38.2	37.6	27.5	─
Other commitments		─		─		─	─	─	─
Total		$50.9		$44.1		$39.9	$169.1	$301.8	$19.5

1 Based on 11% cash interest on the 2017 Notes and no drawings on the ABL facility

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our directors are as indicated in the following table. Under the terms of an order of the Supreme Court of British Columbia made on August 28, 2012 in connection with the company’s proceedings under the Companies’ Creditors Arrangement Act (“CCAA”), the term of the directors of the Corporation appointed pursuant to the company’s plan of arrangement under the CCAA will continue until the annual meeting of Shareholders that occurs after September, 12, 2013 (the first anniversary of the date the plan of arrangement became effective). Accordingly each director indicated below will serve as a director of the Corporation until the annual meeting of the Shareholders of the Corporation in 2014 or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporation Act.

Name and Municipality of Residence	Age	Principal Occupation	Director Since
John Brecker Whiteplains, New York	49	Director of Bowery Management; previously, Co-founder and Partner of Longacre Fund Management, LLC.	September 13, 2012
Giorgio Caputo New York, New York	39	Portfolio Manager at First Eagle; previously an Investment Analyst with Jana Partners	September 13, 2012
John Charles Toronto, Ontario	64	Managing Director of Leblanc and Royle, Vice- chair and Lead Director of Prism Medical Ltd.	September 13, 2012
Kevin J. Clarke Vancouver, BC	61	President and Chief Executive Officer, Catalyst Paper Corporation. Previously Group President, World Color	June 21, 2010

Name and Municipality of Residence	Age	Principal Occupation	Director Since
Todd Dillabough Calgary, Alberta	51	Chief Executive Officer and Chief Operating Officer of Trident Resources Corporation. Previously with Pioneer Natural Resources Canada Inc.	September 13, 2012
Walter Jones Summit, New Jersey	59	Managing Director of CoMetrics Partners LLC; Previously a Partner at J.H. Cohn LLP.	September 13, 2012
Leslie Lederer(1) Chicago, Illinois	64	Attorney in Private Practice; Previously a consultant	September 13, 2012

(1)	Chair of the Board.

Messrs. Jones, Brecker and Charles are members of the Corporation’s Audit Committee.

Messrs. Clarke, Dillabough and Lederer are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Caputo, Dillabough and Lederer are members of the Corporation’s Governance and Human Resources and Compensation Committee.

Officers

Officers are appointed to serve at the pleasure of the Board of directors.

Name	Age	Title
Brian Baarda Surrey, BC	46	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations –Newsprint, ONP Procurement, Recycling.
David L. Adderley Vancouver, BC	58	Vice President and General Counsel.
Lyn Brown Vancouver, BC	56	Vice President, Marketing and Corporate Responsibility. Previously, Vice President, Corporate Affairs and Social Responsibility; Vice President, Customer Relations and Vice President, Communications and Government Affairs, Aquila Networks Canada.
Stephen Boniferro Delta, BC	57	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.
L. Thomas Crowley Bainbridge Island, WA	52	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.
Kevin J. Clarke Vancouver, BC	61	President and Chief Executive Officer. Previously Group President, World Color.
Robert H. Lindstrom Burnaby, BC	59	Vice President, Supply Chain, Energy and IT. Previously, Vice President Supply Chain and IT, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.
Alistair MacCallum West Vancouver, BC	45	Vice President, Treasurer and Controller. Previously Corporate Controller.
Robert Stepusin Vancouver, BC	59	Senior Vice President, Business Improvement. Previously Executive Vice President, Finance and Administration, World Color.

Other than 2,894,937 of our common shares that are held by First Eagle Investment Management, LLC, for which Mr. Caputo is a Portfolio Manager, our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding common shares.

Mr. Clarke was the President, Chief Executive Officer and a director of the company and each of the officers of the company named above were officers of the company when it filed for protection under the Companies’ Creditors Arrangement Act and subsequently implemented a plan of arrangement under the Companies’ Creditors Arrangement Act.

Mr. Dillabough was the Chief Executive Officer of Trident Exploration Corp. when it filed a voluntary petition for relief under the CCAA and under Chapter 11 of the United States Bankruptcy Code in September 2009. Mr. Dillabough was a director of Aveos Fleet Performance Inc. when the company filed a voluntary petition for relief under the CCAA on March 19, 2012. Mr. Dillabough resigned from Aveos Fleet Performance Inc. immediately following the CCAA filing.

B.	Compensation

Compensation of Directors

The Governance, Human Resources and Compensation Committee of the Board of directors is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.

Under the directors’ compensation policy, directors are paid an annual cash retainer, meeting fees and equity compensation through stock options. The company does not currently have a stock option plan in effect and stock options were not issued in 2012. Any issuance of stock options going forward would be subject to approval by the shareholders and the Toronto Stock Exchange (“TSX”).

The following table shows the director compensation policy for the year ended December 31, 2012:

	Item	Amount
1.	Chair of the Board
	• Cash retainer	$160,000/annum
	• Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)	36,000 options(1)
2.	Member of the Board
	• Cash retainer	$60,000/annum
	• Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average market price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)	24,000 options(2)
	Member (attending)	$2,000/meeting
	Member (by telephone)	$1,000/meeting
3.	Audit Committee of the Board
	Chair – Annual fee	$20,000/annum
	Member – Annual fee	$5,000/annum
	Member (attending)	$2,000/meeting
	Member (by telephone)	$1,000/meeting
4.	Committees of the Board (other than Audit Committee)
	Chair – Annual fee	$10,000/annum
	Member – Annual fee	$5,000/annum
	Member (attending)	$1,500/meeting
	Member (by telephone)	$750/meeting
5.	Special Committees of the Board
	Chair – Annual fee	$10,000/annum
	Member – Annual fee	$5,000/annum
	Member (attending)	$1,500/meeting
	Member (by telephone)	$750/meeting
6.	Travel	$1,000 per round trip for non-business class travel over 3 hours

(1)	On March 9, 2012 the directors elected to reduce their cash retainer and meeting fees by 10% during the Corporation’s proceedings under the CCAA.

(2)	Stock options were not issued in fiscal 2012. The Corporation’s stock option plan ceased to be in effect after the Corporation filed under the CCAA and its shares were delisted by the TSX. Issuance of any stock options going forward will be subject to approval of a new stock option plan by the Corporation’s shareholders and the TSX.

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

All DSUs that were outstanding on September 13, 2012 were cancelled for no consideration pursuant to the Corporation’s Plan of Arrangement under the CCAA. As at December 31, 2012 there were no DSUs outstanding.

The following table shows the value and components of the cash compensation elements paid to the company’s directors in 2012:

Director	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Special Committee Retainer ($)	Special Committee Chair Retainer ($)		Meeting Fees ($)	Total Fees (Cash) ($)
Thomas Chambers(4)	39,095	3,258	13,032	—	—		40,400	95,785
William Dickson(4)	39,095	—	6,516	—	—		39,125	84,736
Benjamin Duster(2)	26,227	—	—	—	—		19,750	45,977
Doug Hayhurst(4)	39,095	6,516	—	—	—		40,150	85,761
Denis Jean(1)	5,345	—	891	—	—		12,000	18,236
Jeffrey Marshall(3)(4)	91,035	1,667	1,667	—	—		29,975	124,344
Alan Miller(4)	39,095	6,516	—	—	—		38,075	83,686
Geoff Plant(4)	39,095	1,667	4,849	—	—		34,800	80,411
Dallas Ross(4)	39,095	6,516	—	—	77,667	(7)	50,775	174,053
John Brecker(5)	20,000	1,667	—	—	—		14,000	35,667
Giorgio Caputo(5)(8)	—	—	—	—	—		—	—
John Charles(5)	20,000	1,667	—	—	—		11,000	32,667
Todd Dillabough(5)	20,000	1,667	2,500	—	—		13,000	37,167
Walter Jones(5)	20,000	—	6,667	—	—		13,000	39,667
Les Lederer(5)(6)	53,333	417	—	—	—		13,000	66,750

(1)	Mr. Jean resigned as a director of the company as of February 2, 2012.
(2)	Mr. Duster resigned as Board Chairman as of February 17, 2012 and as a director of the company as of March 15, 2012.
(3)	Mr. Marshall became Board Chairman as of February 17, 2012.

(4)	Messrs. Chambers, Dickson, Hayhurst, Marshall, Miller, Plant and Ross ceased to be directors of the company as of September 13, 2012 pursuant to the company’s Plan of Arrangement under the CCAA.
(5)	Messrs. Brecker, Caputo, Charles, Dillabough, Jones and Lederer became directors of the Corporation as of September 13, 2012 pursuant to the company’s’s Plan of Arrangement under the CCAA.
(6)	Mr. Lederer became Board Chairman as of September 13, 2012.
(7)	Includes $10,000 per month additional retainer paid to Mr. Ross as Chairman of the Strategic Alternatives Committee.

(8)	Mr. Caputo, an employee of First Eagle which exercise voting control over approximately 19.93% of the Common Shares, has wavied all director compensation (other than reimbursement of expenses) for the time being.

In 2012 Towers Watson was retained to provide advice to the Governance, Human Resources and Compensation Committee on the market competitiveness of the Corporation’s director compensation. Towers Watson was paid an aggregate amount of $25,000 in respect of such services in early 2013.

The following table shows all compensation provided to the directors for the company’s most recently completed financial year other than Mr. Clarke who, as Chief Executive Officer of the company, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards ($)	Option based awards ($)(1~~)~~	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Thomas Chambers	95,785	—	—	—	—	—	95,785
William Dickson	84,736	—	—	—	—	—	84,736
Benjamin Duster	45,977	—	—	—	—	—	45,977
Doug Hayhurst	85,761	—	—	—	—	—	85,761
Denis Jean	18,236	—	—	—	—	—	18,236
Jeffrey Marshall	124,344	—	—	—	—	—	124,344
Alan Miller	83,686	—	—	—	—	—	83,686
Geoff Plant	80,411	—	—	—	—	—	80,411
Dallas Ross	174,053	—	—	—	—	—	174,053
John Brecker	35,667	—	—	—	—	—	35,667
Giorgio Caputo	—	—	—	—	—	—	—
John Charles	32,667	—	—	—	—	—	32,667
Todd Dillabough	37,167	—	—	—	—	—	37,167
Walter Jones	39,667	—	—	—	—	—	39,667
Les Lederer	66,750	—	—	—	—	—	66,750

(1)	No options or other share based awards were granted to directors in 2012.

Outstanding Share based and Option based Awards

As at December 31, 2012, there were no outstanding option-based or share-based awards held by directors. All option-based and share-based awards that were outstanding at September 13, 2012 were cancelled on that date for no consideration pursuant to the Corporation’s Plan of Arrangement under the CCAA. As at December 31, 2012 there were no securities authorized for issuance under any stock option plan or restricted share unit plan.

There was no value vested in respect of option-based or share-based awards during 2012 given the Corporation was in a restructuring process under the CCAA from January 30, 2012 to September 13, 2012. All option-based and share-based awards that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the Corporation’s Plan of Arrangement under the CCAA. None of the vested options held by directors prior to their cancellation were in-the-money during 2012.

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
(iii)	mid and long term incentives granted partly through the issuance of equity based compensation, such as stock options, restricted share units and deferred share units, to encourage the enhancement of shareholder value and partly payable in cash.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;
•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource based companies;
•	to link the interests of the executive officers with those of the shareholders; and
•	to motivate executive officers to achieve excellence within their respective areas of accountability.

The company believes these objectives will be reached with a total compensation package which corresponds to base salaries targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants and where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels. Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the Governance, Human Resources and Compensation Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

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

The Governance, Human Resources and Compensation Committee regularly receives a report from an independent consultant which provides the committee with information on current compensation practices. In 2010 management retained Towers Watson for certain compensation consulting services relating to executive MLTIP and to provide advice on the market competitiveness of the Corporation’s executive compensation. The aggregate amount paid to Towers Watson for 2010 in respect of all such services was $62,400. In 2012 management retained Towers Watson for compensation consulting services relating to the development of a new executive MLTIP and to provide advice on the market competitiveness of the Corporation’s executive compensation. The aggregate amount to be paid to Towers Watson for such executive compensation related services was $25,000 for services during 2012 (which was paid in 2013) and for services in 2013 is $45,000. Towers Watson also provides pension consulting and actuarial services to the Corporation and Mercer provides general employee compensation, pension, and benefit consulting services and benefit administration services. The aggregate amount paid to Towers Watson for such other services was $895,000 in 2011 and $769,000 in 2012. The aggregate amount paid to Mercer for such other services was $304,000 in 2011 and $229,500 in 2012.

Decisions made by the Corporation with respect to the compensation of its executives are its own responsibility and reflect factors and considerations other than the information provided by any compensation consulting firms.

Base Salary, Benefits and Perquisites

Base salaries are targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive’s progress on his or her individual objectives is monitored by the Governance, Human Resources and Compensation Committee on a quarterly basis. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows: Mr. Clarke: 60%; Mr. Stepusin: 40%; Mr. Baarda: 45%; Mr. Boniferro: 40%; Mr. Crowley: 45%. Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data for Forest and Paper Product and for General Industry peer groups established by the Board with the assistance of independent consultants. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business. STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units.

There was no STIP program in place for 2012 and no amounts were or are to be paid in respect of 2012 STIP.

Mid and Long-Term Incentive Plan

The Board believes that executives should have a stake in the company’s future and their interests should be aligned with those of the shareholders.

In 2010, the then Human Resources and Compensation Committee with the assistance of independent consultants implemented a mid to long term incentive plan (“2010 MLTIP”) for the period August 1, 2010 to July 31, 2012 to further this objective. There was no mid to long term incentive plan in place from January 1, 2010 to July 31, 2010.

The 2010 MLTIP had targets established as a percentage of base salary set at the 75th percentile and the 90th percentile level of total direct compensation reflected in market data contained in both the Hay Forest Industry Survey Report and the Hay All Industrial Average Survey and Forest and Paper Product and General Industry peer groups established by the Board with the assistance of independent consultants. The 2010 MLTIP had two components, time based awards payable either through allocations to the company’s Supplemental Retirement Plan for Senior Executives or in cash and performance based awards through grants of RSUs under the company’s RSU Plan and stock options under the company’s stock option plan. Vesting of RSUs and stock options was linked to the share price of the company’s Common Shares while the payout of RSUs and the ability to exercise stock options also has a time based element.

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

Time based awards were payable in three instalments over the period of the plan on April 1, 2011, December 1, 2011 and August 1, 2012. In order to be eligible for time based awards, the executive had to be employed by the company on the applicable payment date. Vesting of the RSUs and stock options granted under the 2010 MLTIP occurred when the weighted average price per share of the company’s Common Shares for all sales of such shares on the TSX over 20 consecutive trading days reaches or exceeds $0.25 per share. Vesting occurred in January, 2011. The payment date for the RSUs and the date that the stock options become exercisable is August 1, 2012, but there was no payment of RSUs due to the Corporation being subject to the CCAA on the payment date and the RSUs being subsequently cancelled pursuant to the Corporation’s Plan of Arrangement under the CCAA.

The Board and the Governance, Human Resources and Compensation Committee have considered the implications of the risks associated with the Corporation’s compensation policies and practices. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

As described under “Compensation Discussion and Analysis”, the Corporation’s compensation strategy is intended to encourage the enhancement of Shareholder value and link the interests of the executive officers with those of the Shareholders. As a result, the Board and the Governance, Human Resources and Compensation Committee do not believe that the Corporation’s compensation policies and practices encourage executive officers of the Corporation to expose the Corporation to inappropriate or excessive risks.

The Corporation does not currently have a policy on whether or not an NEO or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Key Employee Retention Plan

In 2011 Towers Watson was retained for consulting services relating to the development of a key employee retention program and was paid an aggregate amount of $33,000 for such services. The Corporation implemented the key employee retention program in October, 2011. Each NEO is a participant in the program. The program provides that each participant is entitled to a payment if his or her employment is terminated within one year after a change in control of the Corporation or a sale of the Corporation’s business which, for the NEOs, is equal to 2 times his annual salary in the case of Mr. Clarke and 1.5 times his annual salary in the case of the other NEOs together with the value of his target bonus, perquisites and privileges for a two year period in the case of Mr. Clarke and for an 18 month period in the case of the other NEOs. Where the severance amount for a participant based on common law is greater than the amount payable under the key employee retention program, then the common law severance amount applies. In addition each of the NEOs is entitled to a retention payment if he was employed by the Corporation on December 31, 2012 (equal to 67.5% of his annual salary in the case of Mr. Clarke and 54% in the case of the other Named Executive Officers) and a retention payment if he is employed by the Corporation on December 31, 2013 (equal to 82.5% of his annual salary in the case of Mr. Clarke and 66% of his salary in the case of the other Named Executive Officers).

Executive Compensation

The following table reflects compensation paid during 2012 to each of the Chief Executive Officer, the Chief Financial Officer and the company’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 (each a “Named Executive Officer” or “NEO”) except that annual incentive plan compensation payments reflect 2010 STIP:

					Non-Equity Incentive Plan Compensation
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share based Awards ($) (d)	Option based Awards ($) (e)	Annual Incentive Plans ($) (f)	Long term Incentive Plans ($)(1) (f)	Pension Value ($)(2) (g)	All Other Compensation ($) (h)	Total Compensation ($) (i)
K. J. Clarke
President and Chief	2012	622,729	–	–	–	824,342	368,428	–	1,817,664
Executive Officer
B. Baarda
Vice President, Finance and	2012	290,000	–	–	–	206,600	29,000	–	525,600
Chief Financial Officer
R. Stepusin
Senior Vice President,	2012	398,656	–	–	–	299,012	151,743	–	850,693
Business Improvement
S. Boniferro
Senior Vice President,	2012	250,000	–	–	–	185,000	212,500	24,000	671,500
Human Resources
L. T. Crowley
Senior Vice President, Sales	2012	276,948	–	–	–	204,178	49,980	–	534,046
and Marketing

Notes:

(1)	Consists of payments made under 2010 MLTIP and the key employee retention program.

(2)	Amounts in this column for all NEOs reflect annual contributions and allocations (including investment returns on notional account balances) to the company’s defined contribution pension plan, including the SERP for the year ended December 31, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2012 there were no securities authorized for issuance under any equity compensation plan of the Corporation.

Outstanding Share Based and Option Based Awards

As at December 31, 2012, there were no share-based or option-based awards held by named Executive Officers.

Incentive Plan Awards – Value Vested or Earned

Name	Option based awards – value vested during the year ($)	Share based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
K. J. Clarke	—	—	—
B. Baarda	—	—	—
R. Stepusin	—	—	—
S. Boniferro	—	—	—
L. T. Crowley	—	—	—

There was no value vested in respect of option based or share based awards during 2012 given the Corporation was in a restructuring process under the CCAA from January 30, 2012 to September 13, 2012. All options, restricted share units and shares that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the Corporation’s Plan of Arrangement under the CCAA. None of the vested options held by the Named Executive Officers prior to their cancellation were in-the-money during 2012.

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

In addition, the company has established a defined contribution segment of the company’s Supplemental Retirement Plan for Senior Executives (the “SERP”). The company makes regular contributions to the SERP on behalf of the executives, the amount of which varies among the executives. Mr. Clarke’s SERP account is credited with an annual lump sum allocation of $300,000 on July 1 of each year. Mr. Stepusin’s SERP account is credited with an annual lump sum allocation of $100,000, payable on July 1 of each year. Mr. Boniferro’s SERP account is credited with a lump sum allocation of $200,000 on January 1 of each of 2008, 2009, 2010, 2011 and 2012, after which the lump sum amount decreases to $100,000. Mr. Baarda’s SERP account is credited with an amount equal to 10% of his salary and bonus less the amount credited to the defined contribution plan referred to above. Mr. Crowley is not a participant in the SERP. Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the following calendar years and applied in years in which the target bonus limit is not reached.

Amounts allocated under the SERP for Mr. Clarke and Mr. Stepusin vest in quarterly increments after they are allocated. Amounts for Mr. Boniferro vest at the beginning of each year. Amounts for Mr. Baarda vest when allocated. On retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate. Amounts allocated to the SERP are secured by a letter of credit except in the case of amounts allocated to Mr. Clarke and Mr. Stepusin.

Defined Contribution Plans

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Non-compensatory ($)(2)	Accumulated value at year end ($)
K. J. Clarke	93,094	368,448	5,843	166,480
B. Baarda	476,923	29,000	27,590	533,413
R. Stepusin	65,194	151,743	8,892	126.087
S. Boniferro	971,808	212,500	20,559	1,204,867
L. T. Crowley	307,567	49,980	14,467	374,015
(1)	Represents the employer contribution plus employee deductions from payroll not reported as earnings.
(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.

Board Practices

Each director holds office until the next annual annual general meeting (except in the case of the current directors who hold office until the annual general meeting in 2014 pursuant to a court order obtained in connection with the company’s plan of arrangement under the CCAA) or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporation Act. Directors do not have service contracts with the company.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee, Governance, Human Resources and Compensation Committee.

Human Resources and Compensation Committee

The compensation of our executive officers is determined by the Governance, Human Resources and Compensation Committee (the “Compensation Committee”) since the Human Resources and Compensation Committee was combined with the Governance Committee under the name Governance, Human Resources and Compensation Committee effective February 29, 2012. Prior to that date compensation matters were dealt with by the Human Resources and Compensation Committee. The current Committee consists of three independent directors, G. Caputo, T. Dillabough (chair) and L. Lederer.

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

Audit Committee

The Audit Committee consists of Messrs. John Brecker, John Charles and Walter Jones (Chair). Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Mr. Charles qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
Walter Jones	Mr. Jones holds a Bachelor of Science in industrial engineering from Pennsylvania State University. He has more than 25 years of experience as a turnaround advisor, chief restructuring officer or operating trustee for troubled companies in a broad range of industries. Mr. Jones was previously a principal in the restructuring practice of a large regional accounting firm, acted as vice-president of finance of a merchant banking firm specializing in financially troubled companies and as a general management consultant with a national accounting and consulting firm. Mr. Jones is a member of one other audit committee.

John Brecker	Mr. Brecker holds a law degree from St. John’s University and a political science degree from American University. He has extensive director and management experience in a family of hedge funds and in those capacities actively supervised financial officers.

John Charles	Mr. Charles has been a chartered accountant since 1973. He has extensive director and corporate experience in financial management. He has a Bachelor of Science degree in Mathematics and Statistics from Queen’s University. Mr. Charles is a member of one other audit committee.

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

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In March, 2013, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2014 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $250,000.

During the last two years, the company paid the following fees to its external auditors:

	Period Ending December 31
	2012	2011
(a) Audit Fees	750,000	715,000
(b) Audit Related Fees	233,900	24,500
(c) Tax Fees	89,815	103,591
(d) All Other Fees	—	—
Total	1,073,715	843,091

D.	Employees

We have approximately 1,550 active hourly and salaried employees.

Approximately 1,100 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the CEP or the PPWC. 70 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”).

In March 2012, new five-year labour agreements were entered into with unions representing more than 1,000 paper and pulp workers at the Corporation’s Crofton, Port Alberni and Powell River mills. The new contracts entered into with CEP and PPWC went into effect on May 1, 2012 and expire on April 30, 2017.

On April 19, 2012 the Corporation signed a new three year labour agreement with CLAC, expiring on March 31, 2015 covering the hourly workers located at the Surrey Distribution Centre. The new agreement maintains existing rates and benefits throughout the term.

Employment of approximately 22 hourly employees at the Snowflake mill and The Apache Railway Company terminated on the permanent closure of the Snowflake mill on September 30, 2012 with the employment of the approximately 9 remaining hourly employees occurring on the sale of the Snowflake assets in January, 2013.

E.	Share Ownership

Other than 2,894,937 of our common shares that are held by accounts managed by First Eagle Investment Management, LLC, for which Mr. Caputo is a Portfolio Manager, our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding common shares.

Stock Option and RSU Plans

As a result of the company and certain of its subsidiaries filing for protection under the CCAA on January 31, 2012, the TSX suspended the trading of the company’s common shares on the TSX on February 1, 2012 and delisted the company’s common shares effective as of the close of markets on March 8, 2012. The Corporation’s stock option and restricted share unit (“RSU”) plans ceased to be in effect upon the delisting.

All outstanding stock option and RSUs were cancelled and of no further force and effect when the restructuring under the Plan of Arrangement completed on September 13, 2012. Pursuant to the Plan of Arrangement 14,400,000 new Common Shares were issued to certain creditors of the company on September 13, 2012 and a further 127,571 new Common Shares were issued to certain creditors of the company on December 19, 2012. On January 7, 2013 the Corporation’s new Common Shares were listed on the TSX.

The company does not currently have a stock option plan or RSU plan in effect. Any issuance of stock options or RSUs going forward would be subject to shareholder and TSX approval of a new stock option plan and RSU plan. As at March 15, 2013, the company has not applied for, or received any approval from, the TSX for a new RSU or stock option plan.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at March 15, 2013 the only persons that beneficially own, directly or indirectly, or exercises control or direction over, more than 5 per cent of the outstanding Common Shares are:

(i)	First Eagle Investment Management, LLC (“First Eagle”) who advised on February 7, 2013 that the aggregate number of Common Shares held by all of its managed accounts as at February 7, 2013 was 2,894,937 Common Shares, which represents approximately 19.93% of all Common Shares; and

(ii)	Cyrus Capital Partners L.P. who filed a notice on February 4, 2013 that the aggregate number of Common Shares held by all of its managed accounts as at February 4, 2013, 2013 was 3,621,362 Common Shares representing 24.93% of all Common Shares;

(iii)	Mudrick Capital Management, L.P. who filed a notice on March 10, 2013, that the aggregate number of Common Shares held by all of its managed accounts as at February 28, 2013 was 1,868,568 Common Shares, which represents approximately 12.9% of all Common Shares.

Third Avenue Management LLC, which had control or direction over a significant number of our common shares since October 2006, disposed of its entire investment in the company on February 16, 2012.

B.	Related Party Transactions

Third Avenue Management LLC (“TAM”) together with its subsidiaries and affiliates, was a significant shareholder in the company until it disposed of its entire investment in the company on February 16, 2012. We did not undertake any transactions with TAM during the year ended December 31, 2012.

In 2012, we undertook certain transactions with companies affiliated with one of our directors. Payments for raw materials were made to Aspen Group, Flavelle Sawmill, and Mill and Timber. These transactions were in the normal course of business and were on the same terms as those accorded to third parties. For the nine months ended September 30, 2012, we paid aggregate fees of $2.7 million (2011 - $4.3 million; 2010 - $3.6 million) to the companies affiliated with that director primarily for the purchasing of chips and hog fuel. That director ceased to be a director on September 13, 2013 and these transactions will accordingly not be related party transactions after that date.

C.	Interests of Experts and Counsel

Information not required for an annual report.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 17, “Financial Statements”

Legal Proceedings

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business. The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

Contingent Liabilities

Claims Regarding Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the Locals), representing hourly employees at our Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now named Weyerhaeuser Canada Ltd.) prior to the company’s acquisition of Pacifica Papers Inc. which had acquired the Powell River and Port Alberni mills in 1998. The Labour Relations Board declined to rule on the Locals’ application or our defense to the claim on the basis that this matter was a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration. All four Locals subsequently filed grievances claiming that we are responsible for these post-retirement benefits. We did not agree with the Locals’ positions and contested the grievances. Local 76’s claim was dismissed by an arbitrator on December 23, 2010. The other three Locals withdrew their claims in 2011 and 2012. These claims are accordingly no longer outstanding.

Export Sales

Export sales constitute a significant portion of our sales. The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years.

(In millions of dollars, except where otherwise stated)
	2010 [1]		2011[1]		2012 [1]
	$	%	$	%	$	%
Canada	138.3	13%	161.2	15%	147.8	14%
United States	521.6	50%	511.6	48%	515.8	49%
Asia and Australasia	287.6	27%	316.8	29%	303.9	29%
Latin America	99.3	9%	88.3	8%	87.7	8%
Europe & Other	4.6	1%	1.8	0%	3.0	0%
Total sales	1,051.4	100%	1,079.7	100%	1,058.2	100%

1 Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

Dividend Policy

We are not permitted to pay dividends to holders of our Common Shares under the terms of the indenture governing our 2017 Notes and Exit Notes while our Exit Notes and 2017 Notes are outstanding. No dividends have been paid in the last five years. No dividends have been paid in the last five years.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements provided herein.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

Common Shares

As at March 5, 2013, the Corporation has 14,527,571 common shares outstanding consisting of the 14,400,000 new common shares issued to holders of 2016 Notes on September 13, 2012 under the Plan and the 127,571 additional new common shares issued to certain unsecured creditors on December 19, 2012.On January 7, 2013, our new common shares were listed on the TSX under the symbol “CYT”.

On February 1, 2012, the TSX suspended the trading of our former common shares (symbol “CTL) on the TSX due to the commencement of our proceedings under the CCAA. The last day that our shares traded on the TSX was January 31, 2012. At the close of market on March 8, 2012, the TSX delisted the Corporation’s common shares on the basis that the Corporation no longer met the TSX continued listing requirements as a result of our financial condition and the commencement of our CCAA proceedings in January, 2012. During the month of January, 2012, the common shares traded at a high of $0.35, a low of $0.01 and an average daily volume of 2,111,500 shares. The Corporation’s former common shares did not trade on the TSX during the remainder of 2012 and were cancelled for no consideration effective September 13, 2012.

Using information from published sources, the following information shows the high and low trading values of our new common shares (“CYT”) for the periods indicated:

For the month ended	High	Low
	($)	($)
February 28, 2013	2.76	1.90
January 31, 2013	2.00	1.51

B.	Plan of Distribution

Information not required for an annual report.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Information not required for an annual report.

E.	Dilution

Information not required for an annual report.

F.	Expenses

Information not required for an annual report.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Information not required for an annual report.

B. Memorandum and Articles of Association

Description of Share Capital

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2012, there were 14,527, 571 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the company, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

We do not nor do any of our subsidiaries hold any common shares in the capital of the company.

As of March 15, 2013 there are no outstanding stock options or RSUs nor are there any stock option or RSU plans in effect.

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

C.	Material Contracts

1.	Restructuring and Support Agreement, entered into on March 12, 2012 among Catalyst Paper Corporation, certain of its subsidiaries and certain holders of its 2014 Notes and 2016 Notes in respect of the company’s restructuring under the CCAA.

2.	Plan of Arrangement.

3.	Indenture, dated as of September 13, 2012, governing the Corporation’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee. as collateral trustee.

4.	First Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s PIK Toggle Senior Secured Notes due October 30, 2017.

5.	Second Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s Floating Rate Senior Secured Notes due September 13, 2016.

6.	Credit Agreement dated as of September 13, 2012 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.

D.	Exchange Controls

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

With regard to an investment in common shares of the company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of us and the value of our assets of equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $344 million for investments completed in 2013 and is indexed as of the first of January every year.

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

The Investment Canada Act was amended on March 12, 2009, when the Budget Implementation Act (“Bill C-10”) received royal assent and came into force of law. As a result of Bill C-10, the Review Threshold will increase to an enterprise value of assets of $600 million and eventually will reach $1 billion. The provisions of Bill C-10 relating to the Review Threshold have not yet come into force and regulations describing the manner in which the enterprise value is to be determined have not yet been prescribed. Until such time, the Review Threshold described above continues to apply. Additionally, all investments in Canada - even those that do not amount to an acquisition of control - may now be reviewed on grounds of whether they are likely to be injurious to national security. In particular, upon referral by the minister responsible for the Investment Canada Act, the governor in Counsel may take measures in respect of an investment that it considers advisable to protect national security, including, among other things, (a) directing the non-Canadian not to implement the investment, (b) authorizing the investment on certain conditions, or (c) requiring the non-Canadian to divest themselves of control of the Canadian business or of their investment.

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

Sale or Exchange of Common Shares

Subject to the passive foreign investment company rules discussed below, generally an investor will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and an investor’s adjusted tax basis in the common shares. Gain or loss recognized by an investor on the sale or exchange of a common share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by non-corporate investors, including individuals, generally will be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Status

The foregoing discussion assumes that we were not a Passive Foreign Investment Company (“PFIC”) for any taxable year during which an investor held common shares. In general, a non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. To the best of the our knowledge and belief and based on information available, we are not and have not been a PFIC at least within the most recent five years, and we expect that we will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, we cannot provide any assurance that we have not been or will not become a PFIC for any taxable year during which an investor holds or held common shares. If we were determined to be a PFIC for any taxable year during which an investor holds or held common shares, an investor could be subject to special, adverse U.S. federal income tax rules (including increased tax liability). Investors should consult their own tax advisors concerning the U.S. federal income tax consequences of Catalyst being or having been a PFIC.

Information Reporting and Backup Withholding

An investor (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 31%, and to information reporting requirements with respect to dividends on, and to proceeds from the sale or exchange of, the common shares. In general, if a non-corporate investor subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against an investor’s regular United States federal income tax liability or refunded by the IRS where applicable.

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

Aging of receivables at December 31 and September 30, 2012

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade receivables, gross
Current	$86.3	$110.7	$100.9
Past due 1-30 days	7.3	6.7	13.6
Past due 31-90 days	0.2	3.6	0.3
Past due over 90 days	0.9	0.9	0.3
	94.7	121.9	115.1
Allowance for doubtful accounts	(2.2)	–	(2.0)
Trade receivables, net	92.5	121.9	113.1
Other receivables, including sales tax recoverables	21.5	18.9	21.8
Accounts receivable	$114.0	$140.8	$134.9

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Balance, beginning of period	$–	$2.0	$3.0
Increase (decrease) in provision	2.2	(2.0)	(1.0)
Balance, end of period (note 11)	$2.2	$–	$2.0

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

Currency risk: The company is exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. Up to September 31, 2011, a portion of the company’s U.S. dollar denominated long-term debt was designated as an effective hedge of the company’s net investment in the Snowflake mill. The company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The company’s hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt. As of December 31, 2012 and September 30, 2012, the company did not have any foreign currency options or forward contracts outstanding.

Price risk: The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. As of December 31, 2012 and September 30, 2012, the company did not have any outstanding commodity contracts outstanding.

The following table is a sensitivity analysis for product prices, foreign exchange and certain input costs:

(In millions of dollars, except per share amounts)	Adjusted EBITDA[1]	Net earnings[2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.40
Newsprint	3	2	0.15
Pulp	3	2	0.15
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	6	5	0.34
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	2	1	0.09
Electricity – direct purchases	7	5	0.34
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.15
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes )	8	6	0.40

1.	Refer to Non-GAAP measures.
2	Based on an expected long-term tax rate of 25%.
3	Based on annualized sales of Q4 2012 and foreign exchange rate of US$1.01.
4	Based on Q4 2012 annualized net cash flows and a movement to US$1.02 from US$1.01 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2012 annualized consumption levels and an exchange rate of US$1.01.

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

The company did not have any foreign currency or forward contracts outstanding at December 31, 2012 or at September 30, 2012.

Foreign currency options and forward contracts are no longer designated as hedging instruments and are reported at their fair value, which was $nil million at December 31, 2012 and September 30, 2012 (December 31, 2011 - $4.5 million), with related gains and losses recognized in Other income (expense).

Commodity swap agreements are not designated as hedging instruments and are reported at their fair value which was $nil at December 31, 2012 and September 30, 2012 (December 31, 2011 - $0.5 million) with related gains and losses recognized in Other income (expense).

(c)	Cost risk management instruments

The company did not have any commodity contracts outstanding at December 31, 2012 or at September 30, 2012 (December 31, 2011 - negative $0.6 million).

(d)	Long-term debt risk management instruments

The company had no forward foreign currency contracts or options to acquire U.S. dollars at December 31, 2012 (December 31, 2011 – $nil) held for the purposes of managing exposure to foreign exchange rate fluctuations on the company’s long-term debt.

(e)	Interest rate swaps

The company had no fixed-to-floating interest rate swaps outstanding at December 31, 2012.

B.	Qualitative Information about Market Risk

See Item 11A.

C.	Interim Periods

This disclosure item is not applicable.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for an annual report.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

Except for payments of principal and interest on our 2016 Notes and 2014 Notes that were not made and were compromised as part of our proceedings under the CCAA and in accordance with our Plan of Arrangement under the CCAA, there has been no default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.

B.	Dividends

No dividends are in arrears.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	There have been no material modifications to the instruments defining the rights of holders of any class of registered securities since the date of filing of our last annual report on Form 20-F except that the indentures governing the 2014 Notes and 2016 Notes are no longer in effect given the exchange of the 2016 Notes and 2014 Notes under the company’s plan of arrangement under the CCAA and the common shares of the company that were outstanding on September 13, 2013 were cancelled for no consideration effective September 13, 2012 under the plan of arrangement. See “Creditor Protection and Restructuring Process - Implementation of Plan”.

B.	This disclosure item is not applicable.

C.	This disclosure item is not applicable.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.

ITEM 15	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2012. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2012.

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

B.	Internal Control over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2012, management has assessed the effectiveness of our internal control over financial reporting. Based on this assessment, management has determined our internal control over financial reporting was effective as of December 31, 2012, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 5, 2013, to that effect. This document is included in Item 17.

C.	Report of the Independent Public Accounting Firm

Included in Item 17.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period ended December 31, 2012 that materially affected or are reasonably likely to materially affect our internal control over financial reporting. Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has determined that Mr. John Charles, an individual serving on the audit committee of our Board of directors, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

ITEM 16B	CODE OF ETHICS

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2012. No waivers from the Code of Corporate Ethics and Behavior were granted in the fiscal year ended December 31, 2012. A copy of the current Code of Corporate Ethics and Behaviour can be found at our website www.catalystpaper.com.

Our governance practices meet or exceed the effective governance guidelines of the Toronto Stock Exchange.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the last two years, we paid the following fees to our external auditors:

	Period Ending December 31
	2012	2011
(a) Audit Fees	750,000	715,000
(b) Audit Related Fees	233,900	24,500
(c) Tax Fees	89,815	103,591
(d) All Other Fees	—	—
Total	1,073,715	843,091

The services rendered in connection with “Audit Related Fees” in 2012 consisted primarily of the auditor’s involvement with the audit of our pension plan, quarterly reviews and audit related technical accounting matters. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

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

In 2012, our Audit Committee approved all audit, tax and other non-audit services performed by our independent registered public accounting firm.

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

The consolidated financial statements of the Company as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 as described below have been incorporated by reference from Exhibit 99.2 to the company’s form 6-K, dated March 6, 2013 (No.000-49751).

Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Catalyst Paper Corporation

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2012, September 30, 2012 and December 31, 2011

Consolidated Statements of Earnings (Loss) for the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the years ended December 31, 2011 and 2010

Consolidated Statements of Comprehensive Income (Loss) for the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the years ended December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the years ended December 31, 2011 and 2010

Consolidated Statements of Equity (Deficiency) for the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the years ended December 31, 2011 and 2010

Consolidated Statements of Business Segments for the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the years ended December 31, 2011 and 2010

Notes to the Consolidated Statements

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2012 the company’s internal control over financial reporting was effective.

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
March 5, 2013

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2012 (Successor), September 30, 2012 (Successor) and December 31, 2011 (Predecessor) and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for each of the years in the two-year period ended December 31, 2011 (Predecessor). These consolidated financial statements are the responsibility of Catalyst Paper Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As discussed in Note 2 to the consolidated financial statements, the Supreme Court of British Columbia and the Bankruptcy Court in US confirmed the Plan of Arrangement on June 28, 2012 and July 27, 2012, respectively, which became effective on September 13, 2012. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods, as described in Note 1.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2012 (Successor), September 30, 2012 (Successor) and December 31, 2011 (Predecessor), and its consolidated results of operations and its consolidated cash flows for the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for each of the years in the two-year period ended December 31, 2011 (Predecessor) in conformity with US generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 5, 2013

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Assets
Current assets
Cash and cash equivalents	$16.6	$12.2	$25.1
Restricted cash (note 10)	0.7	3.7	–
Accounts receivable (note 11)	114.0	140.8	134.9
Inventories (note 12)	125.0	131.5	146.9
Prepaids and other (note 13)	8.9	13.0	20.0
Assets held for sale (note 9)	34.3	56.2	–
	299.5	357.4	326.9
Property, plant and equipment (note 14)	611.6	614.1	386.3
Goodwill (note 15)	56.7	56.7	–
Other assets (note 16)	11.0	11.9	24.4
	$978.8	$1,040.1	$737.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 17)	$113.8	$97.5	$174.5
Current portion of long-term debt (note 18)	6.6	6.7	466.8
Liabilities associated with assets held for sale (note 9)	15.2	14.8	–
	135.6	119.0	641.3
Long-term debt (note 18)	422.0	458.9	375.5
Employee future benefits (note 19)	289.7	300.4	305.7
Other long-term obligations (note 20)	8.9	9.0	19.2
Deferred income taxes (note 21)	–	–	3.6
Deferred credits (note 22)	–	–	9.6
	856.2	887.3	1,354.9
Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (September 30, 2012 – 14,400,000 shares and December 31, 2011 – 381,900,450 shares)	144.9	144.9	1,035.2
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–	–
Additional paid-in capital	–	–	16.6
Deficit	(35.2)	–	(1,556.0)
Accumulated other comprehensive income (loss) (note 23)	6.6	–	(89.4)
	116.3	144.9	(593.6)
Non-controlling interest (deficit) (note 8)	6.3	7.9	(23.7)
	122.6	152.8	(617.3)
	$978.8	$1,040.1	$737.6

Going concern (note 1)

Commitments, guarantees and indemnities and contingent liabilities (notes 32, 33, and 34)

Subsequent events (notes 8, 9, and 19)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke	Walter Jones
Director	Director

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars, except where otherwise stated)

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Sales	$260.5	$797.7	$1,079.7	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	245.6	718.0	970.7	930.1
Depreciation and amortization	12.9	23.4	105.5	109.7
Selling, general and administrative	7.7	26.2	40.3	43.4
Restructuring (note 24)	–	5.3	5.9	25.3
Impairment and other closure costs (note 7)	–	–	661.8	294.5
	266.2	772.9	1,784.2	1,403.0
Operating earnings (loss)	(5.7)	24.8	(704.5)	(351.6)
Interest expense, net (note 25)	(11.6)	(60.3)	(73.2)	(71.9)
Foreign exchange gain (loss) on long-term debt	(3.2)	24.0	(9.7)	27.6
Other income (expense), net (note 26)	0.1	(2.6)	(2.1)	(2.6)
Loss before reorganization items and income taxes	(20.4)	(14.1)	(789.5)	(398.5)
Reorganization items, net (note 6)	(3.2)	666.9	–	–
Income (loss) before income taxes	(23.6)	652.8	(789.5)	(398.5)
Income tax expense (recovery) (note 21)	0.2	(1.1)	(8.4)	(19.8)
Earnings (loss) from continuing operations	(23.8)	653.9	(781.1)	(378.7)
Loss from discontinued operations net of tax (note 9)	(12.9)	(3.6)	(195.5)	(19.5)
Net earnings (loss)	(36.7)	650.3	(976.6)	(398.2)
Net (earnings) loss attributable to non-controlling interest (note 8)	1.5	(31.9)	2.6	1.3
Net earnings (loss) attributable to the company	$(35.2)	$618.4	$(974.0)	$(396.9)
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (note 27) (in dollars)	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted net loss per share from discontinued operations attributable to the company’s common shareholders (in dollars)	$(0.89)	$(0.01)	$(0.51)	$(0.05)
Weighted average number of the company’s common shares outstanding (in millions)	14.4	381.9	381.9	381.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Net earnings (loss)	$(36.7)	$650.3	$(976.6)	$(398.2)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount	6.6	(32.0)	(47.0)	16.9
Tax (expense) recovery	–	–	0.3	(4.1)
Net amount	6.6	(32.0)	(46.7)	12.8
Reclassification of amortization of employee future benefits
Gross amount	–	3.9	5.0	2.9
Tax (expense) recovery	–	(0.9)	(1.6)	(1.0)
Net amount	–	3.0	3.4	1.9
Unrealized net gain on cash flow revenue hedges
Gross amount	–	–	–	5.8
Tax (expense) recovery	–	–	–	(1.6)
Net amount	–	–	–	4.2
Reclassification of net (gain) loss on cash flow revenue hedges
Gross amount	–	–	(1.4)	(15.1)
Tax (expense) recovery	–	–	0.4	4.2
Net amount	–	–	(1.0)	(10.9)
Unrealized gain (loss) on interest rate hedges
Gross amount	–	–	–	0.3
Tax (expense) recovery	–	–	–	(0.1)
Net amount	–	–	–	0.2
Other comprehensive income (loss) from continuing operations, net of taxes	6.6	(29.0)	(44.3)	8.2
Employee future benefits liability adjustment
Gross amount	–	0.3	0.1	(0.5)
Tax (expense) recovery	–	–	(0.1)	0.2
Net amount	–	0.3	–	(0.3)
Reclassification of amortization of employee future benefits
Gross amount	–	–	0.2	0.2
Tax (expense) recovery	–	–	(0.1)	(0.1)
Net amount	–	–	0.1	0.1
Foreign currency translation adjustments, net of related hedging activities
Gross amount	–	4.0	0.4	(0.4)
Tax (expense) recovery	–	–	0.5	(0.9)
Net amount	–	4.0	0.9	(1.3)
Other comprehensive income (loss) from discontinued operations, net of taxes	–	4.3	1.0	(1.5)
Total comprehensive income (loss)	(30.1)	625.6	(1,019.9)	(391.5)
Comprehensive (income) loss attributable to non-controlling (interest) deficit:
Net (earnings) loss	1.5	(31.9)	2.6	1.3
Other comprehensive (income) loss, net of taxes	–	–	–	(0.1)
Comprehensive (income) loss attributable to non-controlling interest	1.5	(31.9)	2.6	1.2
Comprehensive income (loss) attributable to the company	$(28.6)	$593.7	$(1,017.3)	$(390.3)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

(In millions of Canadian dollars)

	Equity (deficiency) attributable to the company
	Common stock		Additional		Accumulated other	Non- controlling
	Number of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2009 (predecessor)	381,753,490	$1,035.0	$16.4	$(185.1)	$(52.7)	$(18.0)	$795.6
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(396.9)	–	(1.3)	(398.2)
Distributions to non-controlling interest	–	–	–	–	–	(0.9)	(0.9)
Other comprehensive income, net of tax	–	–	–	–	6.6	0.1	6.7
Balance as at December 31, 2010 (predecessor)	381,753,490	$1,035.0	$16.6	$(582.0)	$(46.1)	$(20.1)	$403.4
Common shares issued	146,960	0.2	(0.2)	–	–	–	–
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(974.0)	–	(2.6)	(976.6)
Distributions to non-controlling interest	–	–	–	–	–	(1.0)	(1.0)
Other comprehensive loss, net of tax	–	–	–	–	(43.3)	–	(43.3)
Balance as at December 31, 2011 (predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(36.7)	$650.3	$(976.6)	$(398.2)
Items not requiring (providing) cash
Depreciation and amortization	12.9	23.4	112.4	119.3
Impairment and other closure costs (notes 7 and 9)	8.2	3.3	823.6	294.5
Deferred income taxes (note 21)	0.1	(0.7)	(7.6)	(16.1)
Foreign exchange loss (gain) on long-term debt	3.2	(24.0)	9.7	(27.6)
Non-cash reorganization items	2.4	(707.4)	–	–
Non-cash interest on compromised notes	–	48.4	–	–
Employee future benefits, expense over (under) cash contributions	(3.4)	(8.4)	(8.0)	(2.4)
Decrease in other long-term obligations	(0.1)	–	(3.1)	(4.2)
Loss (gain) on disposal of property, plant and equipment	0.4	(6.7)	(0.1)	(7.2)
Other	0.2	2.6	(1.8)	10.3
Changes in non-cash working capital
Accounts receivable	41.1	(22.9)	(14.3)	(19.1)
Inventories	11.6	8.7	(17.1)	19.3
Prepaids and other	4.5	(0.5)	7.6	(2.4)
Accounts payable and accrued liabilities	7.7	(10.1)	3.8	(10.3)
Cash flows provided (used) by operations	52.1	(44.0)	(71.5)	(44.1)
Investing
Additions to property, plant and equipment	(10.4)	(12.2)	(19.7)	(11.2)
Proceeds from sale of property, plant and equipment	0.8	11.5	1.2	7.9
Decrease (increase) in restricted cash	3.4	(6.4)	–	–
Decrease (increase) in other assets	–	3.7	0.8	(1.2)
Cash flows used by investing activities	(6.2)	(3.4)	(17.7)	(4.5)
Financing
Increase (decrease) in revolving loan	(40.0)	16.0	48.0	(14.5)
Redemption of senior notes (note 18)	–	–	(25.8)	–
Proceeds on issuance of senior secured notes (note 18)	–	33.1	–	98.4
Note exchange costs (note 18)	–	–	–	(8.3)
Deferred financing costs (note 18)	–	(9.3)	(2.4)	(4.5)
DIP financing costs	–	(3.8)
Settlement on purchase of senior notes (note 18)	–	–	–	(9.2)
Decrease in other long-term debt	–	(0.9)	(0.9)	(1.0)
Share issuance costs	–	(0.2)	–	–
Cash flows provided (used) by financing activities	(40.0)	34.9	18.9	60.9
Cash and cash equivalents, increase (decrease) in the period	5.9	(12.5)	(70.3)	12.3
Cash and cash equivalents, beginning of period	12.6	25.1	95.4	83.1
Cash and cash equivalents, end of period [1]	$18.5	$12.6	$25.1	$95.4
Supplemental disclosures:
Income taxes paid (recovered)	$–	$(0.2)	$0.1	$0.4
Net interest paid	11.0	11.7	72.6	72.7
Common stock issued under stock option compensation plan	–	–	0.2	–
Non-cash exchange of 8.625% senior notes	–	–	–	(327.1)
Non-cash issuance of 11.0% senior notes	–	–	–	287.2
Non-cash difference in carrying value of senior notes on modification	–	–	–	39.9
[1] Cash and cash equivalents included in assets held for sale	1.9	0.4	–	–

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

	Three months ended December 31, 2012 (successor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$171.8	$44.0	$44.7	$–	$260.5
Inter-segment sales	–	–	7.1	(7.1)	–
Depreciation and amortization	11.2	1.4	0.3		12.9
Operating earnings (loss)	1.2	2.4	(9.3)	–	(5.7)
Total assets	710.5	182.6	85.5	0.2	978.8
Additions to property, plant and equipment	6.5	1.8	2.1	–	10.4

	Nine months ended September 30, 2012 (predecessor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$503.8	$134.1	$159.8	$–	$797.7
Inter-segment sales	–	–	22.5	(22.5)	–
Depreciation and amortization	18.9	2.7	1.8	–	23.4
Restructuring (note 24)	2.9	0.8	1.6	–	5.3
Operating earnings (loss)	19.3	11.7	(6.2)	–	24.8
Total assets	761.1	193.4	85.4	0.2	1,040.1
Additions to property, plant and equipment	9.2	1.2	1.8	–	12.2

	Year ended December 31, 2011 (predecessor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$690.4	$141.3	$248.0	$–	$1,079.7
Inter-segment sales	–	–	39.3	(39.3)	–
Depreciation and amortization	81.3	9.1	15.1	–	105.5
Restructuring (note 24)	4.0	0.8	1.1	–	5.9
Impairment and other closure costs (note 7)	507.2	71.1	83.5	–	661.8
Operating loss	(565.1)	(69.2)	(70.2)	–	(704.5)
Total assets	432.0	216.5	75.8	13.3	737.6
Additions to property, plant and equipment	9.2	6.1	4.4	–	19.7

	Year ended December 31, 2010 (predecessor)
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$674.0	$152.4	$225.0	$–	$1,051.4
Inter-segment sales	–	–	23.4	(23.4)	–
Depreciation and amortization	78.8	16.6	14.3	–	109.7
Restructuring (note 24)	8.2	16.1	1.0	–	25.3
Impairment and other closure costs (note 7)	104.4	190.1	–	–	294.5
Operating earnings (loss)	(149.7)	(224.3)	22.4	–	(351.6)
Total assets	1,046.0	450.6	185.1	14.5	1,696.2
Additions to property, plant and equipment	9.1	1.8	0.3	–	11.2

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

	Three months ended December 31, 2012 (successor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$25.4	$12.9	$–	$38.3
United States	122.6	9.1	–	131.7
Asia and Australasia	14.3	11.4	43.7	69.4
Latin America	9.5	10.6		20.1
Europe and other	–	–	1.0	1.0
	$171.8	$44.0	$44.7	$260.5

	Nine months ended September 30, 2012 (predecessor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$78.4	$31.1	$–	$109.5
United States	356.6	27.5	–	384.1
Asia and Australasia	38.2	38.1	158.2	234.5
Latin America	30.2	37.4	–	67.6
Europe and other	0.4	–	1.6	2.0
	$503.8	$134.1	$159.8	$797.7

	Year ended December 31, 2011 (predecessor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$120.2	$36.4	$4.6	$161.2
United States	484.7	26.9	–	511.6
Asia and Australasia	38.7	34.8	243.3	316.8
Latin America	45.1	43.2	–	88.3
Europe and other	1.7	–	0.1	1.8
	$690.4	$141.3	$248.0	$1,079.7

	Year ended December 31, 2010 (predecessor)
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total
Canada	$103.0	$35.1	$0.2	$138.3
United States	489.4	31.3	0.9	521.6
Asia and Australasia	30.6	34.9	222.1	287.6
Latin America	48.2	51.1	–	99.3
Europe and other	2.8	–	1.8	4.6
	$674.0	$152.4	$225.0	$1,051.4

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Property, plant and equipment by geographic location:
Canada	$611.6	$614.1	$377.7
United States	–	–	8.6
	$611.6	$614.1	$386.3

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

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company’s sales and operating earnings.

The company owns and operates three manufacturing facilities located in the province of British Columbia (B.C.), Canada. On September 30, 2012 the company permanently shut down its recycle mill operations located in Snowflake, Arizona (note 9). Two other facilities, including a paper recycling facility, were permanently shut down during 2010. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

Creditor protection proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia (the Court) under the Companies’ Creditors Arrangement Act (CCAA). The company applied for recognition of the Initial Order under Chapter 15 of Title 11 of the US Bankruptcy Code. The company entered into a Debtor-In-Possession (DIP) Credit Agreement, pursuant to which a DIP Credit Facility of approximately $175 million was confirmed by the Court.

Emergence from Creditor Protection Proceedings

Catalyst Paper Corporation and all of its subsidiaries and partnership successfully emerged from creditor protection proceedings under CCAA and Chapter 15 of Title 11 of the US Bankruptcy Code on September 13, 2012 (emergence date). The company met all of the conditions to implement the second amended plan of arrangement (Plan) on the emergence date by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes (Floating Rate Notes). For additional information on the company’s emergence from creditor protection proceedings, see note 2, Creditor protection proceedings.

In accordance with FASB ASC 852, fresh start accounting was required upon the company’s emergence from the creditor protection proceedings because:

-	The reorganization value of the assets of the Predecessor company (defined below) immediately prior to the approval of the Plan was less than the total of all post-petition liabilities and allowed claims, and

-	The holders of the Predecessor company’s existing voting shares immediately prior to the approval of the Plan received less than 50% of the voting shares of the common stock of the Successor company (defined below).

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

FASB ASC 852 requires that fresh start accounting be applied on the latter of the date of approval of the plan of arrangement, or the date that all material conditions to implement the plan are met. The company’s application date for fresh start accounting was September 13, 2012, when exit financing was secured. However, the company elected to apply fresh start accounting effective September 30, 2012, to coincide with the timing of the third quarter close. The company evaluated events, transactions, and fluctuations in product prices, exchange rates and inflation rates between September 13, 2012, and September 30, 2012, and concluded that the use of an accounting convenience date of September 30, 2012 (convenience date) did not have a material impact on the company’s financial position, results of operations and cash flows. The application of fresh start accounting was therefore reflected in the company’s consolidated balance sheet as of September 30, 2012, and related fresh start accounting adjustments were included in the company’s consolidated statements of earnings (loss) for the nine months ended September 30, 2012.

The implementation of the Plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the company’s financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company’s consolidated financial statements for periods prior to September 30, 2012 are not comparable to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012. Additionally, references to periods on or after September 30, 2012, refer to the Successor, and references to periods prior to September 30, 2012, refer to the Predecessor.

Going concern

The audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The creditor protection proceedings raised substantial doubt about the company’s ability to continue as a going concern. During these proceedings, the company’s ability to continue as a going concern was dependent on obtaining creditor and Court approval of a plan of arrangement, successful implementation of the plan of arrangement that would improve profitability, reduce the company’s debt burden and improve liquidity, and securing exit financing to replace the debtor in possession financing available to the company during the creditor protection proceedings. Management believes that the implementation of the Plan and the company’s emergence from creditor protection proceedings have resolved the substantial doubt regarding the appropriateness of the going concern basis of accounting.

2.	CREDITOR PROTECTION PROCEEDINGS

Reorganization process

The Canadian Court and U.S. Court issued a variety of orders throughout the restructuring process. These orders include, among other things, authorization to (a) make payments relating to certain employees’ pre-petition wages, salaries and benefit programs in the ordinary course of business; (b) ensure the continuation of existing cash management systems; (c) honour certain ongoing customer obligations; and (d) enter into a DIP Credit Agreement that effectively replaced the former ABL Facility.

The terms of the Initial Order named PricewaterhouseCoopers Inc. (PwC) as the court-appointed monitor (the Monitor), who assisted the company in formulating a restructuring plan.

Shortly after the commencement of the creditor protection proceedings, the company began notifying all known creditors regarding these filings. Pursuant to the Initial Order, and subject to certain exceptions, the continuation of any judicial or administrative proceedings or other actions against the company or its property to recover, collect or secure a pre-petition claim were automatically stayed. Most creditor actions to obtain possession of the company’s property, or to create or enforce any lien against the company’s property, or to collect pre-petition amounts owed or otherwise exercise rights or remedies with respect to a pre-petition claim were enjoined.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company reached new labour agreements, effective from May 1, 2012 to April 30, 2017, with all six union locals at its Crofton, Port Alberni and Powell River mills. The new labour agreements were entered into with the Communications, Energy and Paperworkers Union of Canada (CEP) locals 1, 76, 592, 686 and 1132 and the Pulp, Paper and Woodworkers Union of Canada (PPWC) local 2. Specific terms of the new labour agreements include a 10% reduction in hourly wage rates, various adjustments to vacation, health benefits and work rules, maintaining hourly retiree health benefits, and providing for no wage inflation for the first three years and 2% increases in the fourth and fifth year that these agreements are in effect.

On March 9, 2012, the company entered into a Restructuring and Support Agreement (RSA) with certain holders of its 11% senior secured notes due 2016 (2016 Notes) and its 7.375% notes due 2014 (2014 Notes) that outlined a plan of arrangement under the CCAA. On May 15, 2012, the company announced that the original terms of the plan of arrangement, as disclosed in the interim consolidated financial statements for the three months ended March 31, 2012, had been amended.

On May 23, 2012, the company announced that it did not receive the necessary creditor approval for its amended plan of arrangement. Approval of not less than 66 2/3% of the principal amount of each creditor class voting on the plan was required. While 99.5% of the principal amount of the secured creditor class voted in favour of the plan, only 64% of the principal amount of the unsecured creditor class voted in favour. With the amended plan of arrangement not being approved, the company was required to commence a sales process in accordance with certain agreed sale and investor solicitation procedures (SISP).

On June 14, 2012, the company announced a second amended plan of arrangement after receiving consent from a requisite number of holders of 2016 Notes to move forward to a vote. Proposed changes under the Plan included the compromise of certain extended health benefits, modifications to the salaried pension plan and application for additional solvency deficit funding relief. On June 25, 2012 the company announced that it had received the necessary creditor approval for the Plan. Approval of more than 99% of secured and unsecured creditors was received. The company also received confirmation of regulatory approval by provincial order in council of the proposed modifications to the salaried pension plan and the application for additional funding relief. The Court sanctioned the Plan on June 28, 2012 and the US Court in Delaware confirmed the Plan under the Chapter 15 process in a confirmation hearing on July 27, 2012.

Emergence from creditor protection proceedings

The Plan became effective on September 12, 2012 and the restructuring under the Plan completed on September 13, 2012. Upon implementation of the Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

▪	The company’s operations were continued in substantially the same form.

▪	Holders of the Predecessor company’s 2016 Notes exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

-	US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

-	14.4 million new common shares, being approximately 100% of the company’s issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) a new management incentive plan.

▪	Holders of the Predecessor company’s 2014 Notes exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

-	their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

-	if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

▪	General creditors exchanged their general unsecured claims for:

-	their pro rata share of the PREI Proceeds Pool; or

-	if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

-	if a general unsecured claim was equal to or less than $10,000, or if a valid cash election was made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

▪	All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Plan.

The company distributed $1.0 million to unsecured creditors in November 2012 as full and final settlement of claims comprising the Cash Convenience Pool. The company issued 127,571 common shares to unsecured creditors in December as full and final settlement of claims comprising the Unsecured Creditor Share Pool. The company agreed to the sale of its interest in PREI for proceeds of $33.0 million, expects to complete the sale in the first quarter of 2013, and will subsequently pay out the PREI Proceeds Pool to applicable unsecured creditors. The company is required under the Plan to offer its portion of the proceeds from the sale of PREI to the holders of Floating Rate Notes (see note 8, Variable interest entities).

Exit Financing

On September 13, 2012, the company entered into a new ABL Facility and issued new Floating Rate Notes. The $175.0 million ABL Facility, which was a pre-condition for the company to implement the Plan and exit from creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. The Floating Rate Notes, which mature on September 13, 2016, were issued for US$35 million. The terms and covenants of the ABL Facility and the Floating Rate Notes are disclosed in note 18, Long-term debt.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

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

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

▪	management’s best estimate of future operating performance as of the valuation date,

▪	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

▪	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

▪	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

▪	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods,

Actual amounts could differ from estimates.

(d)	Revenue recognition

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

Up to September 30, 2012, the company had a foreign subsidiary that was considered to be self-contained and integrated within its foreign jurisdiction, and accordingly, used the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) were reported as a component of other comprehensive income (loss), as discussed in note 23, Accumulated other comprehensive income (loss). Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012, the company ceased to have a self-contained foreign operation and therefore no longer reports foreign exchange gains and losses as a component of other comprehensive income (loss).

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

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

Effective April 1, 2010, the company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes. The effective portion of gains or losses accumulated as at March 31, 2010 on its previously designated U.S. dollar revenue risk management instruments were recorded in the same income statement line items as the hedged item in Sales. Prior to April 1, 2010, the company designated the hedge relationship and formally documented, at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness was assessed.  Risk management strategies and relationships were assessed on an ongoing basis to ensure each derivative instrument was effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Effective October 1, 2011, the company no longer designates the foreign currency revaluation of a portion of its long-term debt as a hedge against the foreign currency exposure arising on the net investment in its foreign subsidiary. As described in note 7, Measurement uncertainty – impairment of long-lived assets, certain assets of the foreign subsidiary were impaired on September 30, 2011. Subsequent to the recognition of this impairment, the revaluation of the company’s foreign currency denominated debt was no longer an effective hedge against the foreign exchange gains and losses that arose on the net investment in the company’s foreign subsidiary. Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012 the company ceased to have a self-contained foreign operation.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

(i)	Restricted cash

Restricted cash is segregated and presented separately in the balance sheet, classified as current or non-current based on the facts pertaining to the restricted cash, and is excluded from cash and cash equivalents in the statement of cash flows.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(j)	Inventories

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

(k)	Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to Cost of sales, excluding depreciation and amortization as incurred.

(l)	Property, plant and equipment

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

Effective December 31, 2011, the remaining useful lives of the company’s pulp machinery were revised from approximately 7 years to 11 years. The company concluded that, based on the physical condition of these assets, 11 years more fairly reflected the remaining useful lives of these assets and adopted these change in estimate prospectively.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other income (expense), net.

(m)	Assets Held For Sale and Discontinued Operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(n)	Goodwill

Goodwill is measured at the amount that the company’s enterprise value exceeded the fair value of its identified assets and liabilities on the convenience date of September 30, 2012, that fresh start accounting was applied.

(o)	Government grants

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

(p)	Impairment of long-lived assets

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

Goodwill will not be amortized in subsequent periods, but will be tested for impairment using a two-step impairment test at the reporting unit level. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

(q)	Environmental costs

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

(r)	Asset retirement obligations

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(s)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in Other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred. Financing costs associated with modifications to line-of-credit or revolving debt arrangements are deferred and amortized if the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement and if the parties to the new arrangement are the same as the parties to the old arrangement. Borrowing capacity is defined as the product of the remaining term of the arrangement and the maximum available credit.

(t)	Stock-based compensation and other stock-based payments

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

(u)	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(v)	Deferred credits

Deferred credits represent the excess of amounts assigned to deferred income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to Income tax recovery in the consolidated statement of earnings (loss) during the period that the acquired tax asset is utilized.

(w)	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering health and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company’s net periodic benefit costs are reflected in Accumulated other comprehensive income (loss) in the company’s consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

-	the cost of benefits provided in exchange for employees’ services rendered during the year;

-	the interest cost of benefit obligations;

-	the expected long-term return on plan assets based on the fair value for all asset classes;

-	gains or losses on settlements or curtailments;

-	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

-	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(x)	Earnings (loss) per share

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

(y)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

4.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

FASB ASC 852, Reorganizations, was adopted for the duration of the CCAA proceedings. In accordance with this standard, transactions and events directly associated with the reorganization were distinguished and segregated from the ongoing operations of the business. Pre-petition obligations that were impaired under the reorganization process pursuant to the CCAA proceedings were classified as Liabilities subject to compromise in the balance sheet at the amounts expected to be allowed as claims by the Court. Professional fees, DIP-related financing costs, charges related to indefinite idlings and permanent closures and other provisions for losses directly associated with or resulting from the reorganization were recorded in Reorganization items, net in the consolidated statement of operations.

In accordance with FASB ASC 852, Reorganizations, fresh start accounting was applied as of the convenience date of September 30, 2012. See note 6, Creditor protection proceedings related disclosures, for a discussion of fresh start accounting.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

5.	CHANGES IN FUTURE ACCOUNTING STANDARDS

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

6.	CredItOr Protection Proceedings RelateD Disclosures

Fresh start accounting

As discussed in note 3, Summary of significant accounting policies, the company applied fresh start accounting as of September 30, 2012, pursuant to which the reorganization value derived from the enterprise value established for the company was assigned to the company’s assets and liabilities, which required recording assets and liabilities at fair value in conformity with the procedures specified in ASC 805, Business Combinations. Deferred income taxes and pension and other post-employment benefits (OPEB) projected benefit obligations are excluded from this requirement. In accordance with fresh start accounting, the Predecessor company’s common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss were eliminated. Accumulated depreciation on property, plant and equipment was eliminated and estimated remaining useful lives were updated.

Enterprise valuation

We engaged an independent financial advisor to assist us in the determination of the enterprise value of the Successor company. The enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) comparable company analysis, and (iii) precedent transactions analysis. The enterprise value was determined primarily based on the DCF analysis.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors of the Successor company, was estimated to be 15%. A one percent change in the discount rate has an impact of approximately $40.0 million on the equity value of the company. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices and foreign exchange assumptions based on independent, published market forecasts, future cost trends based on the company’s operating history and realization of the cost reductions negotiated while in creditor protection. The enterprise value of the company calculated using the DCF analysis was $392.9 million.

The comparable company analysis estimates the value of the company based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values of these publicly traded companies, calculated as the aggregate market value of their publicly traded equity securities plus the aggregate amount of net debt outstanding, are expressed as multiples of various measures of the respective company’s operating earnings such as earnings before interest, taxes, depreciation and amortization (EBITDA). These multiples are then applied to the company’s actual and projected operating results, after adjusting for differences in, among other things, product offerings, markets, size, risk profile, profitability, leverage and operating margins. The company’s implied multiple as of September 30, 2012 was estimated to be 4.9 X 2013 projected EBITDA.

The precedent transactions analysis estimates the value of the company based on a relative comparison with companies that were recent targets of merger and acquisition transactions. Under this valuation methodology, the purchase prices paid for these companies are expressed as multiples of various measures of the respective company’s operating earnings such as EBITDA. These multiples are then applied to the company’s actual and projected operating results, after adjusting for unique value considerations incorporated in purchase prices, as well as differences in, among other things, product offerings, markets, size, risk profile, profitability, leverage and operating margins. No recent precedent transactions were identified that were comparable on a relative basis to the company and, therefore, an implied multiple could not be estimated for the company in accordance with this valuation method.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In addition, certain of the company’s non-operating assets were valued separately as follows: (i) tax attributes were valued based on a DCF analysis of the projected tax savings that will arise from the use of the company’s available post-emergence attributes, and (ii) assets marketed to be sold prior to emergence from creditor protection were valued based on the present value of estimated gross sales proceeds minus estimated sales costs. Income taxes in the DCF analysis were estimated based on the projected statutory tax rates in Canada and the United States during the forecasting period of 2012 to 2017.

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the company’s enterprise value was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations at fair value. The amount of deferred income taxes for the Successor company was determined in accordance with FASB ASC 740. See note 21, Income taxes, for additional information. The amount of pension and OPEB projected benefit obligations was determined in accordance with FASB ASC 715, which required that the actuarial present value of the company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations be determined based on certain assumptions (see note 19, Employee future benefits).

Fair value estimates were based on the following approaches:

▪	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.

▪	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future. The income valuation method estimates fair value based on a DCF analysis, which incorporates various assumptions including future product sales prices and foreign exchange assumptions based on independent, published market forecasts, future cost trends based on the company’s operating history, and realization of the cost reductions negotiated while in creditor protection.

▪	Assets and liabilities held for sale: The fair value of assets held for sale and liabilities associated with assets held for sale were estimated based on the present value of expected sales price less cost to sell.

▪	All other assets and liabilities were recorded at the Predecessor company’s carrying values, which approximate fair value, after adjustments resulting from the implementation of the Plan.

▪	Goodwill: Calculated as the amount by which the enterprise value of the Successor company exceeded the fair value of identified assets and liabilities.

Reorganized consolidated balance sheet

The effects of the implementation of the Plan and the application of fresh start accounting on the company’s consolidated balance sheet as of September 30, 2012, are presented in the reorganized consolidated balance sheet below.

The adjustments set forth in the column labeled Plan of arrangement adjustments reflects the impact of implementing the Plan including, among other things, the discharge and settlement of liabilities subject to compromise based on claims allowed by the Courts, the issuance of Successor company common stock to holders of allowed claims in satisfaction of such claims, and the incurrence of new indebtedness related to secured notes issued to holders of the Predecessor company’s secured pre-petition debt and related to the company’s exit financing.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The adjustments set forth in the column labeled Fresh start accounting adjustments reflect, among other things, adjustments to the carrying values of the company’s assets and liabilities to reflect their fair values, and the elimination of common stock, additional paid-in-capital, deficit and accumulated other comprehensive loss as a result of the application of fresh start accounting.

	As at September 30, 2012
		Plan of	Fresh Start
		Arrangement	Accounting
(In millions of Canadian dollars)	Predecessor	Adjustments	Adjustments	Successor
Assets
Current assets
Cash and cash equivalents	$22.7	$(10.5)[1]	$–	$12.2
Restricted cash	9.8	(6.1)[1]	–	3.7
Accounts receivable	144.8	(4.0)[4]	–	140.8
Inventories	131.5	–	–	131.5
Prepaids and other	20.1	–	(7.1)[7]	13.0
Assets held for sale	44.2	–	12.07	56.2
	373.1	(20.6)	4.9	357.4
Property, plant and equipment	356.7	–	257.47	614.1
Goodwill	–	–	56.77	56.7
Deferred income tax assets	2.5	–	(2.5)[7]	–
Other assets	2.6	9.31	–	11.9
	$734.9	$(11.3)	$316.5	$1,040.1
Liabilities
Liabilities not subject to compromise
Current liabilities
Accounts payable and accrued liabilities	$85.3	$12.22	$–	$97.5
Current portion of long-term debt	6.7	–	–	6.7
Liabilities associated with assets held for sale	16.6	0.52	(2.3)[7]	14.8
	108.6	12.7	(2.3)	119.0
Long-term debt	215.4	243.53	–	458.9
Employee future benefits	300.4	–	–	300.4
Other long-term obligations	9.0	–	–	9.0
Deferred credits	9.6		(9.6)[7]	–
Total liabilities not subject to compromise	643.0	256.2	(11.9)	887.3
Liabilities subject to compromise	875.5	(875.5)[4]	–	–
Total liabilities	1,518.5	(619.3)	(11.9)	887.3
Deficiency
Shareholders’ deficiency
Predecessor common stock	1,035.2	–	(1,035.2)[8]	–
Successor common stock	–	144.95	–	144.9
Additional paid-in capital	16.7	–	(16.7)[8]	–
Deficit	(1,688.1)	463.16	1,225.08	–
Accumulated other comprehensive loss	(114.1)	–	114.18	–
	(750.3)	608.0	287.2	144.9
Non-controlling interest (deficit)	(33.3)	–	41.2	7.9
	(783.6)	608.0	328.47	152.8
	$734.9	$(11.3)	$316.5	$1,040.1

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Plan of Arrangement Adjustments

1	Implementation of the Plan resulted in the following cash impact:

(In millions of Canadian dollars)
Proceeds from implementation of the Plan:
Release of restricted cash	$6.1
Borrowing under the ABL Facility	64.0
Issuance of Floating Rate Notes	33.4
Payments related to implementation of the Plan
Repayment of DIP Credit Facility, including exit fee of $6.9 million	(104.5)
Payment of issuance costs related to new debt	(9.3)
Other	(0.2)
$(10.5)

2	Reflects the estimated Cash Convenience Pool and PREI Proceeds Pool (see note 2, Creditor protection proceedings) that was payable to the company’s general creditors and the holders of the Predecessor company’s 2014 Notes as of September 30, 2012 as full settlement of their allowed claims under the creditor protection proceedings. The company paid out the Cash Convenience Pool of $1.0 million in November 2012. On February 13, 2013, the company agreed to the sale of its interest in PREI, subject to Court approval, for proceeds of $33.0 million compared to estimated proceeds as of September 30, 2012 of $30.0 million (see note 8, Variable interest entities).

3	Reflects (i) the issuance of US$250.0 million senior secured notes due in 2017 to the holders of the Predecessor company’s 2016 Notes as partial settlement of their allowed claims under the creditor protection proceedings, (ii) the amount withdrawn on the company’s ABL Facility, (iii) the issuance of US$35.0 million Floating Rate Notes, and (iv) repayment of the withdrawn amount on the DIP Credit Facility that was cancelled on exit from the creditor protection proceedings (see note 2, Creditor protection proceedings).

4	The settlement or extinguishment of all remaining liabilities subject to compromise as of September 30, 2012 under the Plan is summarized below:

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(In millions of Canadian dollars)
Unsecured pre-petition debt	$243.9
Secured pre-petition debt	380.9
Accrued interest on unsecured pre-petition debt	18.9
Accrued interest on secured pre-petition debt	59.5
Accounts payable and accrued liabilities, excluding accrued interest	33.8
Pension and other post-retirement projected benefit obligations	24.8
Labour union claim *	91.8
Rejected leases and contracts	21.9
Total liabilities subject to compromise of the Predecessor company	875.5
Issuance of Successor company common stock **	(144.9)
Issuance of new senior secured notes	(243.8)
Estimated Cash Convenience Pool payable	(0.9)
Estimated PREI Proceeds Pool payable ***	(11.7)
Elimination of sales tax receivable related to compromised accounts payable	(4.0)
Gain on extinguishment of liabilities subject to compromise ****	$470.2

*	The labour unions at the company’s Canadian mills submitted unsecured claims with respect to the June 25, 2012 creditor vote on the Plan. These claims were based on the estimated present value of the five-year wage and benefit reductions agreed to in the new labour agreements that went into effect on May 1, 2012. These claims, which were under dispute at the time of the approval of the Plan, were subsequently allowed by the Court.
**	On September 30, 2012, the company had 14.4 million common shares outstanding. These common shares were issued to its secured bondholders. On September 30, 2012, the company held a total of 0.6 million common shares in reserve for the benefit of holders of allowed unsecured creditor claims comprising the Unsecured Creditor Share Pool. In December 2012, 127,571 additional common shares were issued as full and final settlement of the Unsecured Creditor Share Pool, increasing the total common shares outstanding as of December 31, 2012 to 14,527,571.
***	The company entered into an agreement to sell PREI on February 13, 2013 for $33.0 million and therefore adjusted the estimated PREI Proceeds Pool payable as of December 31, 2012 to $12.9 million.
****	Includes gain related to discontinued operations of $4.8 million. See note 9, Assets held for sale and discontinued operations.

5	Reflects the issuance of common stock of the Successor company, which had an equity value of $144.9 million as of September 30, 2012 which was determined as follows:

(In millions of Canadian dollars)
Enterprise value	$392.9
Plus:
Net redundant assets	117.3
Less:
Interest bearing debt	(351.8)
Other adjustments	(13.5)
Equity value of the Successor company	$144.9

6	Reflects the following items, all of which were included in Reorganization items, net in our consolidated statements of earnings (loss) for the nine months ended September 30, 2012:

(In millions of Canadian dollars)
Gain on extinguishment of liabilities subject to compromise	$470.2
Professional fees *	(6.9)
Other	(0.2)
Gain due to plan of arrangement adjustments **	$463.1

*	Represents professional fees that were contractually due to certain professionals as “success” fees upon the company’s emergence from the creditor protection proceedings and were recorded as part of the effects of implementing the plan of arrangement.

**	Includes gain related to discontinued operations of $7.1 million. See note 9, Assets held for sale and discontinued operations.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Fresh Start Accounting Adjustments

7	Reflects the following adjustments to the carrying value of asset and liabilities to reflect their estimated values as of September 30, 2012 based on the respective valuation methods discussed previously:

(In millions of Canadian dollars)
Prepaids and other	$(7.1)
Property, plant and equipment	257.4
Assets held for sale	12.0
Goodwill	56.7
Deferred income tax assets	(2.5)
Liabilities associated with assets held for sale	2.3
Deferred credits	9.6
Gain due to fresh start accounting adjustments	$328.4

The following table summarizes the reconciliation of the enterprise equity value to the reorganization value, and the allocation of the reorganization value to the assets and liabilities of the Successor company based on their estimated fair values as of September 30, 2012.

(In millions of Canadian dollars)
Enterprise value of the Successor company, including net redundant assets and other adjustments	$496.7
Adjusted for:
Non-controlling deficit	7.9
Non-interest bearing liabilities	535.5
Reorganization value to be allocated to assets	1,040.1
Less amounts allocated to the value of:
Total current assets	(357.4)
Property, plant and equipment	(614.1)
Other assets	(11.9)
Reorganization value not allocated (goodwill)	$56.7

8	The net adjustments to common stock, additional paid-in-capital, deficit, and accumulated other comprehensive loss included the adjustments required to state assets and liabilities of the Successor company at fair value, which resulted in a gain of $328.4 million included in Reorganization items, net ($328.3 million) and Loss from discontinued operations net of tax ($0.1 million) in the company’s consolidated statements of earnings (loss) for the nine months ended September 30, 2012, and the elimination of the Predecessor company’s equity accounts pursuant to fresh start accounting.

Reorganization Items, Net

Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization activities are reported separately from ongoing operations of the business in the consolidated statement of earnings (loss) as Reorganization items, net. Interest expense isn’t a reorganization item.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The components of reorganization items, net for the three months ended December 31, 2012 and the nine months ended September 30, 2012, were as follows:

Reorganization items, net	Three months ended December 31, 2012	Nine months ended September 30, 2012
Professional fees ¹	$1.8	$24.7
Gain due to plan of arrangement adjustments ²	1.4	(456.0)
Gain due to fresh start accounting adjustments ³	–	(328.3)
DIP financing costs [4]	–	3.8
Acceleration of ABL financing costs [5]	–	3.3
Provision for repudiated lease contract [6]	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	(11.0)
Adjustment to pre-petition accounts payable [8]	–	(4.8)
Adjustment to other post-employment benefits	–	2.4
Provision for labour union claims [9]	–	91.8
Other	–	0.2
Reorganization items, net from continuing operations	3.2	(666.9)
Gain due to plan of arrangement adjustments ²	1.0	(7.1)
Gain due to fresh start accounting adjustments ³	–	(0.1)
Adjustment to pre-petition accounts payable	–	(1.9)
Provision for repudiated coal contract [6]	–	4.3
Reorganization items, net from discontinued operations	1.0	(4.8)
Total	$4.2	$(671.7)

1	Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.

2	See discussion under Plan of arrangement adjustments above.

3	See discussion under Fresh start accounting adjustments above.

4	DIP financing costs incurred in connection with entering into the DIP Credit Agreement, including commitment fees.

5	Pursuant to the creditor protection proceedings, the company’s former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the ABL Facility to the consolidated statements of earnings (loss).

6	The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.

7	The company’s secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.

8	The company’s pre-petition accounts payable were adjusted to the allowed claims amount.

9	The labour unions at the company’s Canadian mills submitted unsecured claims with respect to the June 25, 2012 creditor vote on the Plan. These claims were based on the estimated present value of the five-year wage and benefit reductions agreed to in the new labour agreements that went into effect on May 1, 2012. These claims, which were under dispute at the time of the approval of the Plan, were subsequently allowed by the Court, resulting in a provision for $91.8 million.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Liabilities Subject to Compromise

As of December 31, 2012 and September 30, 2012, the company had no liabilities subject to compromise due to its emergence from creditor protection proceedings on September 13, 2012.

7.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

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

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 68% of total assets as at December 31, 2012. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

2012

The company did not identify any impairment indicators related to its continuing operations subsequent to establishing an enterprise value and applying fresh start accounting as of September 30, 2012 and therefore did not conduct an impairment test as of December 31, 2012.

For its discontinued operations the company recognized impairment, severance and other closure costs of $11.0 million for the three months ended December 31, 2012 and $8.7 million for the nine months ended September 30, 2012, as disclosed in note 9, Assets held for sale and discontinued operations.

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

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment	$801.1
Land	10.8
Operating and maintenance supplies and spare parts inventory	10.1
822.0
Other closure costs – operating lease at paper recycling operation	0.5
Other closure costs – Elk Falls landfill rehabilitation estimate	1.1
Total	$823.6
Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$661.8
Loss from discontinued operations net of tax	161.8
$823.6

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Continuing operations

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Discontinued operations

In respect of the company’s Snowflake, Arizona mill, impairment of $151.0 million was recorded on September 30, 2011 on buildings, plant and equipment and operating maintenance supplies and spare parts inventory. Current and historical operating and cash flow losses plus forecasted continuing losses indicated probable impairment of these assets. A recoverability analysis was performed, and on the basis of this analysis, the carrying value of these assets was fully impaired. On December 31, 2011, $10.8 million impairment was recorded on Snowflake’s land on the basis of an appraisal, dated January 3, 2012, obtained from an independent third party real estate appraiser. On September 30, 2012, the Snowflake mill was permanently closed, and on January 30, 2013, the assets of the Snowflake mill and the shares of The Apache Railway Company (Apache Railway) were sold (see note 9, Assets held for sale and discontinued operations).

2010

As a result of the decision to permanently close the company’s Elk Falls paper mill and paper recycling operation in September 2010, the company recorded a $304.2 million charge for related impairment, severances and other closure costs. The Elk Falls mill had been indefinitely curtailed since February 2009 and the paper recycling facility was indefinitely idled in February 2010.

The following table provides the components of the impairment, severances and other closure costs:

Property, plant and equipment	$272.5
Operating and maintenance supplies and spare parts inventory	20.3
292.8
Less: impairment previously recorded on paper assets (prior to announcement of permanent closure)	(12.0)
Severances	9.7
Other closure costs – operating lease at paper recycling operation	13.7
Total	$304.2
Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$294.5
Restructuring	9.7
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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

8.	VARIABLE INTEREST ENTITIES

The company has a 50.001% interest in PREI and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 megawatts. The company generally purchases 100% of the power generated by PREI.

The company has limited access to PREI’s financial assets, which generally take the form of interest on loans, management fees and earnings distributions based on the company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.

As disclosed in note 2, Creditor protection proceedings, the company must sell its interest in PREI, and in accordance with the Plan, distribute up to 50% of the net proceeds to its creditors. On February 13, 2013, the company agreed to the sale of its interest in PREI, subject to Court approval, to Powell River Energy Trust, a Brookfield Renewable affiliate, for proceeds of $33.0 million. Powell River Energy Trust currently holds the other 50% stake in PREI. The company is required under the Plan to offer its portion of the proceeds from the sale of PREI to the holders of Floating Rate Notes as partial settlement at par of this debt. In accordance with a power purchasing agreement which expires in 2016, with possible extension to 2021 at the discretion of the company, the company will continue to purchase all electricity generated by PREI subsequent to the sale, which is expected to be completed in the first quarter of 2013 subject to various closing conditions.

Condensed financial information with respect to PREI is as follows:

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Condensed statements of earnings (loss)
Sales – affiliate [1]	$4.7	$15.6	$23.4	$20.5
Cost of sales, excluding depreciation and amortization	2.1	5.1	7.0	6.5
Depreciation and amortization	1.9	3.9	13.4	7.4
	4.0	9.0	20.4	13.9
Operating earnings	0.7	6.6	3.0	6.6
Interest expense	(2.4)	(7.3)	(8.9)	(8.8)
Interest expense – affiliate [1]	(0.9)	(2.5)	(2.4)	(2.1)
Other income (expense), net	(0.3)	(4.0)	–	0.1
Reorganization items, net	(1.3)	55.6	–	–
Income tax recovery (expense)	1.1	(11.9)	3.0	1.6
Net earnings (loss)	(3.1)	36.5	(5.3)	(2.6)
Other comprehensive income	–	0.1	0.1	0.2
Total comprehensive income (loss) [2]	$(3.1)	$36.6	$(5.2)	$(2.4)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Condensed balance sheets
Current assets
Cash and cash equivalents	$6.6	$6.9	$6.0
Other	2.7	3.4	3.1
Property, plant and equipment	147.0	145.9	95.5
	$156.3	$156.2	$104.6
Current liabilities
Accounts payable and accrued liabilities	$13.1	$8.5	$4.7
Long-term debt (note 18)	113.8	113.8	113.8
Long-term debt – affiliate [1]	20.8	20.8	20.8
Deferred income taxes	23.6	24.6	12.7
Deficit [2]	(15.0)	(11.5)	(47.4)
	$156.3	$156.2	$104.6

[1]	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
[2]	50% is included in the company’s non-controlling interest (deficit) balances.

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. The principal amount of the mortgage was $3.0 million on December 31, 2012 and $3.4 million on September 30, 2012 (2011 – $4.8 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

9.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of Apache Railway to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012. The decision to close the mill was driven by continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.7 million in 2012 for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The company had accrued US$3.5 million in the third quarter for this withdrawal liability, which reflected the most recent estimate of this liability based on the plan’s funding deficit as of December 31, 2008. The company received a new liability estimate of US$11.7 million in the fourth quarter from the United Steelworkers (USW). The company is in the process of verifying the actuarial information used to calculate this estimated withdrawal liability. The Snowflake mill was a component of the company that was held for sale on September 30, 2012 and, therefore, it was reported as a discontinued operation.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Other assets held for sale

The agreement that had been reached with Pacifica Deep Sea Terminals Inc. to sell the Elk Falls site was terminated in December 2012. A non-refundable prepayment of a portion of the purchase price was received and the transaction timeline was extended multiple times up to the ultimate deadline of December 18, 2012. The company continues to actively market the Elk Falls property.

The company has reached an agreement-in-principle to sell its 13.4 hectare wastewater treatment facility located at its Port Alberni mill along with 3.9 hectares of land combined with a road dedication for proceeds of $5.8 million. The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market its remaining poplar plantation land. All of these assets and associated liabilities were reported as held for sale in the consolidated balance sheets as of December 31, 2012 and September 30, 2012 and the company expects to complete sales transactions in respect of these assets within 12 months of the balance sheet date of December 31, 2012.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor
	December 31, 2012	September 30, 2012
Cash and cash equivalents	$1.9	$0.4
Restricted cash	2.3	2.7
Accounts receivable	0.5	17.1
Inventories	0.6	5.4
Prepaids and other	–	0.5
Property, plant and equipment	24.7	25.8
Other assets	4.3	4.3
Assets held for sale	34.3	56.2
Accounts payable and accrued liabilities	15.2	14.8
Liabilities associated with assets held for sale	$15.2	$14.8

As disclosed previously, the operations of the Snowflake mill were classified as a discontinued operation. A breakdown of loss from discontinued operations, net of tax is as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Sales	$4.5	$142.8	$181.8	$177.2
Cost of sales, excluding depreciation and amortization	(5.0)	(142.4)	(202.9)	(183.5)
Depreciation and amortization	–	–	(7.0)	(9.6)
Impairment, severances and other closure costs	(11.0)	(8.7)	(161.8)	–
Restructuring costs	(1.1)	–	–	–
Interest expense, net	–	(0.1)	(0.2)	(0.1)
Other income (expense), net	0.7	–	(4.4)	–
Reorganization items, net (note 6)	(1.0)	4.8	–	–
Income tax expense	–	–	(1.0)	(3.5)
Loss from discontinued operations, net of tax	$(12.9)	$(3.6)	$(195.5)	$(19.5)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The following tables provide the components of impairment, severances and other closure costs for the three months ended December 31, 2012 and the nine months ended September 30, 2012:

Three months ended December 31 2012 (successor)
Amount
Severances and other closure costs
Severances	$1.6
Withdrawal liability from multi-employer plan	8.2
Other closure costs	1.2
$11.0

Nine months ended September 30 2012 (predecessor)
Amount
Impairment
Operating and maintenance supplies and spare parts	$0.5
Raw materials	0.6
1.1
Severances and other closure costs
Severances	3.2
Withdrawal liability from multi-employer plan	3.4
Other closure costs	1.0
$8.7

Subsequent to the closure of the Snowflake mill, the company recognized an impairment charge to reduce the book value of remaining inventory to the estimated salvage value. In addition to severance, the company recognized obligations related to environmental remediation, dismantlement and other closure costs.

10.	RESTRICTED CASH

Restricted cash includes $0.2 million collateral held against letters of credit. Cash collateral is held at a rate of 105% of letters of credit. These letters of credit were recognized under the former ABL Facility in effect prior to the CCAA proceedings, but are not presently recognized in the calculation of the available balance under the new ABL Facility. Restricted cash also includes $0.5 million cash held in trust pending the outcome of an arbitration case.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

11.	ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade receivables	$94.7	$121.9	$115.1
Less: allowance for doubtful accounts	(2.2)	–	(2.0)
	92.5	121.9	113.1
Sales taxes receivable	12.6	12.7	7.5
Pulp and Paper Green Transformation Program receivable	–	–	6.9
Other receivables	8.9	6.2	7.4
	$114.0	$140.8	$134.9

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	INVENTORIES

The components of inventories are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Finished goods
Specialty printing papers	$22.3	$31.1	$28.6
Newsprint	7.7	7.8	9.1
Pulp	3.9	3.0	7.8
Total finished goods	33.9	41.9	45.5
Work-in-progress	0.9	0.9	1.1
Raw materials – wood chips, pulp logs and other	23.1	21.1	26.3
Operating and maintenance supplies and spare parts	67.1	67.6	74.0
	$125.0	$131.5	$146.9

The company had applied write-downs to finished goods inventory of $0.1 million on December 31, 2012 and $0.3 million on September 30, 2012 (December 31, 2011 – $2.1 million) and to raw materials inventory of $0.8 million on December 31, 2012 and $2.0 million on September 30, 2012 (December 31, 2011 – $4.5 million).

Inventories are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

13.	PREPAIDS AND OTHER

The components of prepaids and other are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Property taxes, insurance and licences	$3.2	$6.7	$2.0
Derivative financial instruments	–	–	2.5
Deferred income tax assets (note 21)	–	–	13.1
Other	5.7	6.3	2.4
	$8.9	$13.0	$20.0

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

14.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	As at December 31, 2012 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$224.5	$2.7	$221.8
Pulp	9.8	0.1	9.7
Machinery and equipment
Specialty printing papers and newsprint	384.9	9.9	375.0
Pulp	5.3	0.2	5.1
	$624.5	$12.9	$611.6

	As at September 30, 2012 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$221.7	$–	$221.7
Pulp	9.6	–	9.6
Machinery and equipment
Specialty printing papers and newsprint	379.5	–	379.5
Pulp	3.3	–	3.3
	$614.1	$–	$614.1

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

	As at December 31, 2011 (predecessor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$574.6	$396.0	$178.6
Pulp	98.8	96.3	2.5
Machinery and equipment
Specialty printing papers and newsprint	2,756.2	2,568.7	187.5
Pulp	785.2	767.5	17.7
	$4,214.8	$3,828.5	$386.3

Machinery and equipment with a net carrying amount of $7.3 million on December 31, 2012 and $7.5 million on September 30, 2012 (2011 – $9.6 million) were held under capital leases. These assets had a cost of $7.5 million on December 31, 2012 and September 30, 2012 (2011 – $15.1 million) and accumulated depreciation and amortization of $0.2 million on December 31, 2012 and $nil million on September 30, 2012 (2011 – $5.5 million).

Interest capitalized in connection with capital projects was $nil for both 2012 and 2011.

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

15.	GOODWILL

Goodwill recorded by the company represents the excess of the enterprise value determined under fresh start accounting over the amount assigned to specific assets and liabilities of the company.  The amount represents the present value of the future economic benefits available to the company from tax attributes available in the company. The tax attributes consist primarily of the excess of tax basis over net book value of depreciable assets that have no expiration date.

16.	OTHER ASSETS

The components of other assets are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Deferred financing costs	$9.0	$9.8	$11.8
Deferred charges and other	1.8	1.9	9.9
Derivative financial instruments	–	–	2.5
Accrued benefit asset – pension plan (note 19)	0.2	0.2	0.2
	$11.0	$11.9	$24.4

Other assets are pledged as collateral against the long-term debt of the company. See note 18, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade payables	$54.4	$50.9	$81.7
Accrued payroll and related liabilities	23.6	21.8	32.7
Accrued interest	11.7	5.6	33.2
Accrued benefit obligation – pension plan (note 19)	7.4	7.3	6.9
Accrued benefit obligation – other employee future benefit plans (note 19)	5.8	5.3	6.8
Property taxes, including taxes in arrears, interest and related parties	–	–	0.7
Restructuring (note 24)	0.3	0.4	1.2
Lease obligation – paper recycling – current portion	–	–	2.3
Payables related to capital projects	3.9	0.9	3.7
Other	6.7	5.3	5.3
	$113.8	$97.5	$174.5

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

18.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
Recourse	2012	2012	2011
Floating rate senior secured notes, due September 2016 (US$35.0 million)	$33.9	$33.4	$–
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	248.7	245.9	–
Senior notes, 7.375% due March 2014 (US$250.0 million)	–	–	256.4
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	–	–	285.2
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	–	–	31.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	–	–	98.5
	282.6	279.3	671.3
Revolving asset-based loan facility of up to $175.0 million due July 2017	24.0	64.0	–
Revolving asset-based loan facility of up to $175.0 million due May 2016	–	–	48.0
Capital lease obligations	8.2	8.5	9.2
	314.8	351.8	728.5
Non-recourse (note 8)
First mortgage bonds, 6.447% due July 2016	95.0	95.0	95.0
Subordinated promissory notes	18.8	18.8	18.8
	113.8	113.8	113.8
Total debt	428.6	465.6	842.3
Less: current portion	(6.6)	(6.7)	(466.8)
Total long-term debt	$422.0	$458.9	$375.5

Significant changes to long-term debt in 2012

On September 13, 2012 as part of the implementation of the Plan and emergence from creditor protection, the Successor company issued US$250.0 million of new senior secured notes (2017 Notes). The 2017 Notes, issued to holders of the Predecessor company’s 2016 Notes, have a maturity date of October 30, 2017, and bear interest, payable semi-annually, at a rate of 11% per annum in cash or, at the option of the company, 13% per annum payable 7.5% cash and 5.5% PIK. The PIK portion of the interest will consist of newly issued senior secured notes that will be governed by the indentures of the 2017 Notes and will have identical maturity, covenants, interest, collateral and other characteristics as the 2017 Notes. In 2012, the company elected to pay interest due on the 2017 Notes in cash.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

In addition to the above, the indentures governing the 2017 Notes make provision for:

–	an annual cash flow sweep, subject to a minimum liquidity threshold; any amounts paid to holders of the 2017 Notes from the cash flow sweep will be used to pay down the principal amount of the 2017 Notes at par value;

–	the company issuing up to an additional US$75.0 million in principal amount of identical senior secured notes, subject to the consent of holders of 75.0% in principal amount of 2017 Notes if the company’s secured debt to EBITDA ratio, pro forma for the issuance of the additional senior secured notes, exceeds 3.0 times; and

–	the company repurchasing the 2017 Notes for 103% of their principal amount until December 15, 2013 and 100% thereafter.

On September 13, 2012 the company secured exit financing consisting of a new ABL Facility and the issuance of Floating Rate Notes. The $175.0 million ABL Facility, which replaced the DIP Credit Facility the company had access to while under creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. A financial covenant requires the company to maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the Facility is below $22 million; at December 31, 2012, the fixed charge coverage ratio was 0.4:1.0 for purposes of this covenant.

The US$35.0 Floating Rate Notes have a maturity date of September 13, 2016, and can be prepaid in whole or in part at any time prior to September 13, 2013, at a redemption price of 103%, on or after September 13, 2013, and prior to September 13, 2014, at a redemption price of 102%, and on or after September 13, 2014, at a redemption price of 100% of the aggregate principal amount outstanding. The Floating Rate Notes bear interest, payable quarterly, at 10.0% plus three-month LIBOR per annum, with a floor set for the floating LIBOR component of 3.0%.

The company secured a DIP Credit Facility, which replaced its former ABL Facility, as part of the creditor protection proceedings. The DIP Credit Facility had an 18-month maturity and a maximum draw of approximately $175 million. Maximum availability was subject to certain terms and conditions that the DIP lenders agreed to provide to Catalyst during the CCAA proceedings. The security for the DIP Credit Facility consisted of a first charge on the accounts receivable, inventory and cash of the company (collectively, the DIP First Charge Collateral) and a second charge on the 2016 Notes First Charge Collateral.

Significant changes to long-term debt in 2011

On December 15, 2011 the company withheld an interest payment of US$21.5 million due on that date on its 2016 Notes, electing to take advantage of a 30-day grace period stipulated in the note indentures. The interest deferral represented a covenant violation on December 31, 2011 under the indentures governing the 2016 Notes. However, the covenant violation didn’t result in a default on the 2016 Notes on December 31, 2011, due to the 30-day grace period that was in force. Per the terms of the company’s former ABL Facility, the covenant violation on the 2016 Notes would have resulted in a cross-default on the ABL Facility had it not been for a 30-day waiver obtained from the ABL lenders. The covenant violation, which remained uncured on the date of the commencement of the creditor protection proceedings on January 31, 2012, resulted in a reclassification of the $414.9 million outstanding on the 2016 Notes and the $48.0 million balance drawn on the ABL Facility on December 31, 2011 as current debt.

On May 31, 2011 the company amended its former ABL Facility, reducing the size of the Facility to $175 million, from $330 million, in part due to working capital levels which have been lower since the closure of the Elk Falls mill. The maturity date was extended to May 31, 2016, from August 13, 2013. In addition, the fixed assets of the Snowflake mill were no longer part of the borrowing base and became first lien security under the company’s 2016 Notes thereby increasing the first lien basket under those notes by $60 million.

On February 11, 2011, the company redeemed the outstanding 8.625% senior unsecured notes of US$26.0 million, due June 2011 (2011 Notes).

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Significant terms, conditions and covenants

The indentures governing the company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Collateral provided on the 2017 Notes consists of a first charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Floating Rate Notes, and (ii) the ABL First Charge Collateral, as described below (2017 Notes First Charge Collateral), and a second charge on the senior collateral charge on the Floating Rate Notes and the ABL First Charge Collateral. The Floating Rate Notes are secured by a charge on the assets of the company that ranks senior to the lien securing the 2017 Notes (Floating Rate Notes First Charge Collateral). The indentures governing the Floating Rate Notes and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.0. The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.9:1.0 at December 31, 2012 and 0.4:1.0 at September 30, 2012.

Under the indentures for the Floating Rate Notes and the 2017 Notes, permitted debt includes, among other things, (a) debt arising under the ABL Facility, subject to certain limitations; (b) debt under the Floating Rate Notes, additional senior secured notes issued under the PIK interest option, and the issuance of up to US$75.0 million additional senior secured notes, subject to certain limitations; (c) purchase money debt and capitalized lease obligations in an aggregate principal amount outstanding not to exceed $15.0 million; (d) a general basket of $25.0 million; (e) debt incurred under interest rate agreements, currency agreements, and reimbursement obligations related to undrawn standby letters of credit, subject to certain limitations; (f) debt in respect of completion guarantees, bid, performance, surety or appeal bonds, subject to certain limitations; (g) a $5.0 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds; (h) debt equal to 200.0% of the net cash proceeds from the issue or sale of capital stock or capital contributions, subject to certain limitations; and (i) debt incurred as full or partial payment of any asset acquisition, or if debt constitutes acquired debt, subject to, among other things, the company’s consolidated fixed charge coverage ratio being equal or higher after the asset acquisition than immediately before. The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $33.6 million as at December 31, 2012 and $nil million as at September 30, 2012.

The security for the ABL Facility consists of a first charge on accounts receivable, inventory and cash of the company (ABL First Charge Collateral) and a second charge on the 2017 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2012, included reserves for a landlord waiver reserve in respect of rent of approximately $2.3 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.1 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.3 million for employee source deductions, a reserve for workers compensation of $0.3 million, and a purchasing card reserve of $0.2 million. The borrowing base at September 30, 2012, included reserves for a landlord waiver reserve in respect of rent of approximately $2.3 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $2.7 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.3 million for employee source deductions, and a reserve for workers compensation of $0.3 million.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

On December 31, 2012 the company had $78.9 million available under the ABL Facility after deducting outstanding drawings of $24.0 million and outstanding letters of credit of $22.3 million, before potential application of the springing fixed charge coverage ratio. On September 30, 2012, the company had $82.2 million available under the ABL Facility after deducting outstanding drawings of $64.0 million and outstanding letters of credit of $17.8 million, before potential application of the springing fixed charge coverage ratio. The company also had cash on hand of $18.5 million on December 31, 2012 and $12.6 million on September 30, 2012, and restricted cash of $3.0 million on December 31, 2012 and $6.4 million on September 30, 2012.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on December 31, 2012 and September 30, 2012.

Non-recourse debt is debt owed by the company’s subsidiary PREI. The company has a 50.001% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary.

Scheduled total debt repayments

	Recourse debt	Non-recourse debt (PREI)
2013	$6.6	$–
2014	1.6	–
2015	–	–
2016	34.8	95.0
2017	272.7	–
Thereafter	–	18.8
	$315.7	$113.8

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	Successor				Predecessor
	December 31, 2012		September 30, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$314.8	$262.5	$351.8	$351.8	$728.5	$279.5
Non-recourse	113.8	113.8	113.8	113.8	113.8	124.7

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

19.	EMPLOYEE FUTURE BENEFITS

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  In February 2010, the company announced changes to its benefit plans for current retirees which included the replacement of the current extended health benefits program with provision of the lower cost program available to employees in active employment. The reduction in the benefit obligation resulting from the plan changes of $21.3 million was recognized as a negative plan amendment in 2010. The company also made the decision to permanently close Elk Falls mill in 2010 (note 7) and the related reduction in the benefit obligation from the plan curtailment amounting to $9.7 million was recognized with a corresponding increase to other comprehensive income.

Certain extended health benefits with an actuarial value of $24.8 million as of September 30, 2012 were compromised under the Plan.

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

The company offered members of its defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and have until June 30, 2013 to revoke such elections in favour of continuing to receive retirement benefits in the form of a monthly pension. As of March 5, 2013, the company had received elections for 42% of the total membership and 48% of the total solvency liability. As of March 5, 2013, the future impact of the portability election on the projected benefit obligations and fair value of plan assets of the company are impossible to estimate due to the revocation option, and therefore, were not reflected in the actuarial valuation of projected benefit obligations and fair value of plan assets as of December 31, 2012.

The company measured the fair value of plan assets and the projected benefit obligations of the Successor company for accounting purposes on December 31, 2012 and September 30, 2012 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Components of net periodic benefit cost recognized

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
Pension benefit plans	2012	2012	2011	2010
Defined benefit plan
Service cost for the period	$0.2	$1.0	$1.4	$2.1
Interest cost	3.7	12.3	17.7	20.5
Expected return on assets	(3.6)	(11.2)	(16.5)	(16.2)
Recognition (reversal) of downsizing program	–	(0.2)	1.7	–
Amortization of unrecognized items:
Actuarial (gains) losses	–	6.4	7.9	6.3
Prior service costs	–	0.3	0.4	0.4
	0.3	8.6	12.6	13.1
Defined contribution plan
Service cost for the period	0.7	2.4	3.4	3.5
Multi-employer industry-wide pension plan service cost for the period	2.0	7.5	10.1	9.8
Net periodic benefit cost for pension benefit plans	$3.0	$18.5	$26.1	$26.4

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010
Other benefit plans
Service cost for the period	$0.4	$1.0	$1.3	$2.0
Interest cost	1.5	5.3	7.6	10.0
Amortization of unrecognized items:
Actuarial (gains) losses	–	0.1	0.4	0.2
Prior service credits	–	(2.8)	(3.7)	(3.6)
Net periodic benefit cost for other benefit plans	$1.9	$3.6	$5.6	$8.6

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans			Other benefit plans
	Successor	Predecessor		Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Year ended	Three months ended December 31	Nine months ended September 30	Year ended
	2012	2012	2011	2012	2012	2011
Change in benefit obligation
Projected benefit obligation at beginning of period	$393.9	$383.8	$379.4	$150.8	$162.3	$154.5
Service cost for the period	0.2	1.0	1.4	0.4	1.0	1.3
Interest cost	3.7	12.3	17.7	1.5	5.3	7.6
Benefit payments	(7.8)	(22.9)	(42.8)	(1.5)	(5.6)	(6.8)
Recognition (reversal) of downsizing program	–	(0.2)	1.7	–	(1.4)	–
Elimination of extended health benefits for retirees	–	–	–	–	(24.8)	–
Actuarial losses (gains) and other adjustments	(3.5)	19.9	26.4	(2.0)	14.0	5.7
Projected benefit obligation at end of period	$386.5	$393.9	$383.8	$149.2	$150.8	$162.3

Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$231.9	$226.9	$246.4	$–	$–	$–
Actual return on plan assets	4.3	13.4	1.0	–	–	–
Company contributions	4.6	14.5	22.0	1.5	5.6	6.8
Other	–	–	0.3	–	–	–
Benefit payments	(7.8)	(22.9)	(42.8)	(1.5)	(5.6)	(6.8)
Fair value of assets at end of period	$233.0	$231.9	$226.9	$–	$–	$–

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31	As at September 30	As at December 31
	2012	2012	2011	2012	2012	2011
Projected benefit obligation at end of period	$386.5	$393.9	$383.8	$149.2	$150.8	$162.3
Fair value of plan assets at end of period	233.0	231.9	226.9	–	–	–
Funded status	$(153.5)	$(162.0)	$(156.9)	$(149.2)	$(150.8)	$(162.3)

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31	As at September 30	As at December 31
	2012	2012	2011	2012	2012	2011
Other assets (note 16)	$0.2	$0.2	$0.2	$–	$–	$–
Accounts payable and accrued liabilities (note 17)	(7.4)	(7.3)	(6.9)	(5.8)	(5.3)	(6.8)
Employee future benefits	(146.3)	(154.9)	(150.2)	(143.4)	(145.5)	(155.5)
	$(153.5)	$(162.0)	$(156.9)	$(149.2)	$(150.8)	$(162.3)

Of the total funding deficit of $153.5 million on December 31, 2012 and $162.0 million on September 30, 2012 (2011 – $156.9 million) in the company’s various defined benefit pension plans, $83.3 million as of December 31, 2012 and $90.3 million as of September 30, 2012 (2011 – $86.9 million) is related to funded defined benefit pension plans and $70.2 million as of December 31, 2012 and $71.7 million as of September 30, 2012 (2011 – $70.0 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $149.2 million at December 31, 2012 and $150.8 million at September 30, 2012 (2011 – $162.3 million) is related to “pay-as-you-go” plans.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31	As at September 30	As at December 31
	2012	2012	2011	2012	2012	2011
Prior year service credits (costs)	$–	$–	$(2.9)	$–	$–	$25.0
Accumulated gain (loss)	4.6	–	(109.8)	2.0	–	(1.9)
Accumulated other comprehensive income (loss)	$4.6	$–	$(112.7)	$2.0	$–	$23.1

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Amounts before taxes included in other comprehensive income (loss)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Twelve months ended December 31
Pension benefit plans	2012	2012	2011
Amortization of employee future benefits	$–	$6.6	$8.5
Net gain (loss)	4.6	(17.4)	(41.4)
Net amount recognized in other comprehensive income (loss)	$4.6	$(10.8)	$(32.9)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Twelve months ended December 31
Other benefit plans	2012	2012	2011
Amortization of employee future benefits	$–	$(2.7)	$(3.3)
Net gain (loss)	2.0	(14.3)	(5.5)
Net amount recognized in other comprehensive income (loss)	$2.0	$(17.0)	$(8.8)

In accordance with the requirements of fresh start accounting, the amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss) were reset to nil as at September 30 2012. Accordingly, no prior service (credit) costs or actuarial (gains) losses were amortized in net benefit cost for the three months ended December 31, 2012. The accumulated actuarial (gains) losses as at December 31, 2012 are less than 10% of the greater of the accrued benefit obligation and the fair value of plan assets on December 31, 2012, and therefore, no actuarial (gains) losses will be amortized in the net benefit cost for 2013.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2012, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $38.8 million (2011 – $42.3 million). During 2013, the company expects to contribute approximately $22.7 million to all of the above pension plans and approximately $6.0 million to its other benefit plans.

In July 2011, the final true up contribution for the closure of the U.S. sales company’s benefit pension plan was made for US$5.1 million.

The following table presents estimated future benefit payments from the plans as of December 31, 2012. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2013	$30.6	$6.0
2014	30.5	6.3
2015	30.1	6.7
2016	29.6	7.0
2017	29.0	7.4
2018 - 2022	133.5	42.4

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

	Successor		Predecessor
Plan assets	As at December 31, 2012	As at September 30, 2012	As at December 31, 2011
Equity securities	56.2%	57.3%	58.5%
Fixed income securities	38.6%	37.6%	41.5%
Real estate	5.2%	5.1%	–
Total	100.0%	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2012 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.8	$2.8	$–	$–
Equity securities:
Global equity pooled funds [1]	85.5	85.5	–	–
Canadian equity pooled funds [2]	45.2	45.2	–	–
Fixed income securities:
Canadian long bond pooled funds [4]	43.7	–	43.7	–
Canadian bond pooled funds [4]	43.9	–	43.9	–
Forward currency contracts [5]	(0.1)	–	(0.1)	–
Real estate [6]	12.0	–	12.0	–
Total	$233.0	$133.5	$99.5	$–

		Fair value hierarchy
As at September 30, 2012 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.7	$2.7	$–	$–
Equity securities:
Global equity pooled funds [1]	84.2	84.2	–	–
Canadian equity pooled funds [2]	46.3	46.3	–	–
Fixed income securities:
Canadian long bond pooled funds [4]	43.4	–	43.4	–
Canadian bond pooled funds [4]	43.5	–	43.5	–
Forward currency contracts [5]	–	–	–	–
Real estate [6]	11.8	–	11.8	–
Total	$231.9	$133.2	$98.7	$–

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

		Fair value hierarchy
As at December 31, 2011 (predecessor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$7.6	$7.6	$–	$–
Equity securities:
Global equity pooled funds [1]	85.8	–	85.8	–
Canadian equity pooled funds [2]	41.9	–	41.9	–
Balanced equity pooled funds [3]	0.5	–	0.5	–
Fixed income securities:
Canadian long bond pooled funds [4]	45.8	–	45.8	–
Canadian bond pooled funds [4]	44.9	–	44.9	–
Forward currency contracts [5]	0.4	–	0.4	–
Total	$226.9	$7.6	$219.3	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (Cdn$) Index.

2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in a well-diversified, balanced portfolio of Canadian common stocks, bonds, and money market securities. The fund also holds a portion of its assets in foreign common stock. Fund performance is benchmarked against a customized index consisting of: 35% S&P/TSX Capped Composite Total Return Index, 25% Morgan Stanley Capital International World (Developed Markets) Index excluding Canada, 35% DEX Universe Bond Index and 5% DEX 30-Day T-Bill Index.
4	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.
5	This category includes foreign currency forward contracts to partially hedge investments in equity and fixed income securities denominated in foreign currencies.
6	This category includes direct investment in office, industrial, retail and residential real estate.

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

					Contributions by Catalyst Paper [4]
					Successor	Predecessor
					Three months	Nine months
		Pension Protection		FIP / RP status	ended	ended	Year ended	Year ended
	EIN / Pension	Act Zone Status [2]		pending /	September	September	December	December	Surcharge	Expiration
Pension Fund	plan number [1]	2012	2011	Implemented [3]	2012	30, 2012	2011	2010	imposed	date [5]
Pulp and Paper Industry Pension Plans [6]	BCFIC - P085324 CRA - 0394940	Green	Green	No	$1.9	$6.8	$9.2	$8.9	No	4/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Implemented	0.1	0.7	0.9	0.9	No	1/3/2014

1	Employer identification number and three digit pension plan number, if applicable.
2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.
3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.
4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.
5	Expiration date of collective bargaining agreement on December 31, 2012.
6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers Union (CEP).
7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

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

As disclosed in note 9, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$11.7 million related to the PACE Industry Union Management Pension Fund. This liability estimate, provided by the USW, is based on the plan’s funding deficit as of December 31, 2010.

As disclosed in note 7, Measurement uncertainty – impairment of long-lived assets, the company permanently closed the Elk Falls mill in 2010. This change had a significant impact on the comparability of total employer contributions to multi-employer benefit plans for the periods presented. The closure reduced the company’s employee base and resulted in a reduction in pension contributions to the Pulp and Paper Industry Pension Plan of approximately $4.5 million.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Year ended December 31
Other benefit plans	2012	2012	2011

Benefit obligations at period end,

Discount rate	4.00%	3.90%	4.40%
Rate of compensation increase	2.00%	2.00%	2.00%

Net benefit cost for the period ended,

Discount rate	3.90%	4.40%	5.00%
Rate of compensation increase	2.00%	2.00%	2.00%
Expected rate of return on plan assets	6.50%	6.75%	7.00%

Assumed health care cost trend rate at period end,

Extended health benefits:
Initial health care cost trend rate	6.00%	6.00%	6.00%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%	4.50%

Dental benefits:
Dental care cost trend rate	3.00%	3.00%	3.00%

Medical services plan benefits:
Premium trend rate	6.00% in 2012 and 4.50% thereafter	6.00% in 2011 and 2012, and 4.50% thereafter	6.00% in 2010 to 2012, and 4.50% thereafter

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2012, September 30, 2012 and December 31, 2011, the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2012 expected rate of return on plan assets was 6.5% per annum, which was based on a target allocation of approximately 20% Canadian Universe bonds, which were expected to earn approximately 3.4% per annum in the long term, 20% Canadian Long bonds, which were expected to earn approximately 3.3% per annum in the long term, 18% Canadian equity securities, which were expected to earn approximately 8.0% per annum in the long term, and 37% global equity securities, which were expected to earn approximately 8.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 7.5% per annum in the long term. The 2012 expected rate of return on plan assets also included a provision of 0.4% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans.

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

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for the three months ended December 31, 2012 and the nine months ended September 30, 2012:

	Other benefit plans
Three months ended December 31, 2012	Increase	Decrease
Total of service and interest cost	$0.3	$(0.2)
Accrued benefit obligation at December 31	16.9	(14.6)

	Other benefit plans
Nine months ended September 30, 2012	Increase	Decrease
Total of service and interest cost	$0.8	$(0.7)
Accrued benefit obligation at September 30	16.9	(14.6)

20.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Restructuring (note 24)	$–	$–	$0.1
Environmental and remedial	5.8	5.9	8.0
Lease obligation – paper recycling – long term	–	–	7.8
Other	3.1	3.1	3.3
	$8.9	$9.0	$19.2

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Balance, beginning of period	$6.2	$8.5	$7.9
Liabilities settled	(0.1)	–	(0.7)
Liabilities derecognized	–	(2.3)	–
Accretion expense	–	–	0.1
Revised estimates of future cash flows	–	–	1.2
Balance, end of period	$6.1	$6.2	$8.5

The balance sheet classification for asset retirement obligations is as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Other long-term obligations	$5.8	$5.9	$8.0
Accounts payable and accrued liabilities	0.3	0.3	0.5
	$6.1	$6.2	$8.5

21.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Canada	$(31.6)	$651.2	$(773.0)	$(400.0)
United States	8.0	1.6	(16.7)	(14.0)
Other	–	–	0.2	15.5
Earnings (loss) from continuing operations	$(23.6)	$652.8	$(789.5)	$(398.5)
Earnings (loss) from discontinued operations	$(12.9)	$(3.6)	$(194.5)	$(16.0)
Earnings (loss) before income taxes	$(36.5)	$649.2	$(984.0)	$(414.5)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The income tax (recovery) expense consists of:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Canada:
Current	$–	$–	$(0.1)	$0.2
Deferred	(1.0)	(1.1)	(6.6)	(31.6)
	(1.0)	(1.1)	(6.7)	(31.4)
United States:
Current	0.1	(0.4)	0.2	(0.5)
Deferred	1.1	0.4	(2.0)	12.0
	1.2	–	(1.8)	11.5
Other:
Current	–	–	0.1	0.1
Deferred	–	–	–	–
	–	–	0.1	0.1
Total from continuing operations
Current	0.1	(0.4)	0.2	(0.2)
Deferred	0.1	(0.7)	(8.6)	(19.6)
	$0.2	$(1.1)	$(8.4)	$(19.8)
Total from discontinued operations
Current	–	–	–	–
Deferred	–	–	1.0	3.5
	$–	$–	$1.0	$3.5

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Successor		Predecessor
	Three months ended		Nine months ended		Years ended
	December 31		September 30		December 31
	2012		2012		2011		2010
Income tax recovery at Canadian statutory income tax rates	$(9.1)	25.0%	$162.3	25.0%	$(260.8)	26.5%	$(118.2)	28.5%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(1.8)	5.0	7.4	1.1	2.0	(0.2)	(3.2)	0.8
Difference in foreign tax rate	(0.5)	1.3	(1.0)	(0.1)	(25.4)	2.5	(4.3)	1.0
Release of deferred income taxes related to reduction in corporate income tax rates	–	–	–	–	11.3	(1.1)	13.8	(3.3)
Change in the deferred income tax estimate	–	–	–	–	(0.6)	0.1	0.3	(0.1)
Change in valuation allowance	11.9	(32.7)	(164.9)	(25.4)	265.7	(27.0)	98.3	(23.7)
Adjustment to deferred credits	–	–	(9.6)	(1.5)	–	–	(5.9)	1.4
Other	(0.3)	0.9	4.7	0.7	0.4	(0.0)	2.9	(0.7)
Income tax expense (recovery)	$0.2	(0.5)%	$(1.1)	(0.2)%	$(7.4)[1]	0.8%	$(16.3)[2]	3.9%

[1]	Included $8.4 million income tax recovery related to continuing operations and $1.0 million income tax expense related to discontinued operations

[2]	Included $19.8 million income tax recovery related to continuing operations and $3.5 million income tax expense related to discontinued operations

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
Current	2012	2012	2011
Deferred income tax assets
Non-capital losses and temporary differences related to working capital	$1.8	$3.1	$15.6
Employee future benefits	3.3	3.4	3.3
Other	5.6	4.3	(1.9)
	10.7	10.8	17.0
Valuation allowance	(10.7)	(10.8)	(3.9)
	$–	$–	$13.1

Classification:
Prepaids and other (note 13)	$–	$–	$13.1
	$–	$–	$13.1

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
Non-current	2012	2012	2011
Deferred income tax assets (liabilities)
Property, plant and equipment	$126.3	$119.7	$215.5
Non-capital loss carry-forwards	14.9	12.9	69.1
Employee future benefits	77.3	76.9	77.0
Other	4.5	3.0	11.2
	223.0	212.5	372.8
Valuation allowance	(223.0)	(212.5)	(376.4)
	$–	$–	$(3.6)

At December 31, 2012, the company has provided for a valuation allowance on its deferred tax assets of $233.7 million.

At December 31, 2012, the company had Canadian federal non-capital loss carry-forwards of $35.0 million, which expire during the period 2028 to 2032, and U.S. federal net operating loss carry-forwards of $16.4 million, which expire in 2032. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As management believes that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S., during the year, and also due to the negative evidence from the company’s three year cumulative historical performance, management recorded a valuation allowance of $6.1 million in respect of its U.S. federal net operating losses and a valuation allowance of $8.8 million in respect of its Canadian operating losses.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Accounting for uncertainty in income taxes

At December 31, 2012 and September 30, 2012, the company had gross unrecognized tax benefits of $5.3 million (2011 – $5.3 million). If recognized, these tax benefits would favourably impact the company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Unrecognized tax benefits, beginning of period	$5.3	$5.3	$5.9
Current period tax positions	–	–	0.4
Settlements and lapse of statute of limitations	–	–	(1.0)
Unrecognized tax benefits, end of period	$5.3	$5.3	$5.3

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2012. At December 31, 2012, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2009 tax years expired on September 15, 2012.

22.	DEFERRED CREDITS

Reconciliation of deferred credits was as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Balance, beginning of period	$–	$9.6	$9.6
Adjustment related to fresh start accounting	–	(9.6)	–
Balance, end of period	$–	$–	$9.6

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

23.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the company’s AOCI, net of taxes:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Unrecognized pension and other post-retirement benefit costs	$6.6	$–	$(89.6)
Foreign currency translation adjustments, net of related hedging activities [1]	–	–	0.7
Unrecognized loss on interest rate hedges	–	–	(0.5)
	$6.6	$–	$(89.4)

1	The accumulated net adjustment is comprised of non-taxable translation gain of $nil million (2011 – $2.3 million gain) and a net revaluation of long-term debt designated as a net investment hedge of $nil million loss (2011 – $1.6 million loss), net of tax of $nil million (2011 – $nil million). Effective October 1, 2011, the company no longer designates the net revaluation of long-term debt as a net investment hedge.

24.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	Successor	Predecessor
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Balance, beginning of period	$0.4	$1.3	$3.3
Expensed in period	1.1	5.3	5.9
Disbursements	(0.6)	(6.2)	(7.9)
Balance, end of period	$0.9	$0.4	$1.3
Classification:
Accounts payable and accrued liabilities (note 17)	$0.3	$0.4	$1.2
Liabilities associated with assets held for sale	0.6
Other long-term obligations (note 20)	–	–	0.1
	$0.9	$0.4	$1.3

The following table provides restructuring liability by year of initiatives:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
2009 and prior initiatives	$0.2	$0.2	$0.2
2010 initiatives	–	–	0.1
2011 initiatives	–	–	1.0
2012 initiatives	0.7	0.2	–
	$0.9	$0.4	$1.3

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

2012

During the three months ended December 31, 2012, the company recorded restructuring costs of $1.1 million related to legal and consulting fees incurred in respect of the sale of the Snowflake facility subsequent to its permanent closure on September 30, 2012. This amount was included in Loss from discontinued operations net of tax in the consolidated statement of earnings (loss) for the three months ended December 31, 2012. The company incurred $5.3 million in restructuring costs for the nine months ended September 30, 2012 consisting of legal and consulting fees related to the restructuring negotiations prior to entering into the CCAA proceedings.

2011

During the year ended December 31, 2011 the company recorded restructuring costs of $5.9 million related to debt restructuring negotiations with its bondholders. The costs consisted of legal and consulting fees incurred in respect of these negotiations. The debt restructuring initiative did not result in a restructuring transaction, and on January 31, 2012 the company entered into creditor protection.

2010

During the year ended December 31, 2010 the company recorded restructuring costs of $25.3 million primarily related to severances payable to eligible employees at Elk Falls resulting from extended curtailment and permanent closure.

25.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Interest on long-term debt	$10.8	$59.6	$72.0	$71.5
Other	0.8	0.8	1.5	0.8
	11.6	60.4	73.5	72.3
Interest income	–	(0.1)	(0.3)	(0.4)
	$11.6	$60.3	$73.2	$71.9

26.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, were as follows:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Fee related to bond exchange	$–	$–	$–	$(8.3)
Loss on derivative financial instruments	–	(1.2)	(3.4)	(3.6)
Foreign exchange gain (loss) on working capital balances	0.4	(7.9)	3.2	1.5
Gain (loss) on disposal of property, plant and equipment	(0.5)	6.7	0.1	7.2
Loss on fires	–	–	(2.4)	–
Other	0.2	(0.2)	0.4	0.6
	$0.1	$(2.6)	$(2.1)	$(2.6)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

27.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Net earnings (loss) attributable to the company	$(35.2)	$618.4	$(974.0)	$(396.9)
Weighted average shares used in computation of basic earnings per share (in millions)	14.4	381.9	381.9	381.8
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	14.4	381.9	381.9	381.8
Basic and diluted earnings (loss) per share from continuing operations	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted earnings (loss) per share from discontinued operations	$(0.89)	$(0.01)	$(0.51)	$(0.05)
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$(2.44)	$1.62	$(2.55)	$(1.04)

28.	STOCK-BASED COMPENSATION PLANS

(a)	Details of stock-based compensation expense:

	Successor	Predecessor
	Three months ended	Nine months ended	Years ended
	December 31	September 30	December 31
	2012	2012	2011	2010
Stock option awards	$–	$–	$0.2	$0.2
Restricted share units	–	–	0.1	0.3
Deferred share units	–	–	–	–
	$–	$–	$0.3	$0.5

(b)	Stock option plans

The company had an employee share option plan in place for its key officers, former directors and employees that provided for the issuance of up to a maximum of 12.0 million common shares. All stock options were cancelled on September 13, 2012 when the company exited from CCAA proceedings.

Prior to their cancellation, the long-term component of the mid- to long-term incentive plan (MLTIP) for the company’s executives included stock options.  Vesting of the stock options granted under the MLTIP was subject to the weighted average price per share of the common shares for all sales of such shares on the Toronto Stock Exchange (TSX) over 20 consecutive trading days reaching or exceeding a price per share equal to twice the exercise price.  These options had a 10-year life, and an exercise price that was established as 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date of the grant of the options. These options were exercisable on or after the earlier of August 1, 2012 or on the occurrence of a change-of-control event involving the company.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Options granted, other than those granted pursuant to the company’s MLTIP, had a maximum term of 10 years. These options were formerly exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, in the case of options granted on March 28, 2007, the market price of the common shares exceeded a specified acceleration price, in which case all of the options were exercisable at that time.  In general, market price for options was determined by the weighted average price per share for all sales of common shares on the TSX on the date on which a determination of market price was required. However, market price for options granted annually to the company’s directors under the director compensation program was set 25% above the market price as calculated above.

The company applied the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Compensation expense related to performance-based options is recognized when it is probable that the performance conditions will be achieved.

As at December 31, 2012 and September 30, 2012, the total remaining unrecognized compensation cost associated with the stock options totalled $nil (2011 – $0.1 million) due to their cancellation on September 13, 2012.

The fair value of share options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	N/A	3.0%	2.5%
Annual dividends per share	N/A	Nil	Nil
Expected stock price volatility	N/A	74%	70%
Expected option life (in years)	N/A	10.0	10.0
Average fair value of options granted (in dollars)	N/A	$0.25	$0.06

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

Changes in the number of options outstanding during the years ended December 31 were as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	7,522,337	$0.91	7,581,693	$1.00	2,973,551	$2.72
Granted	–	–	234,000	0.38	5,080,647	0.13
Exercised	–	–	–	–	–	–
Forfeited	(54,000)	0.38	–	–	–	–
Expired or cancelled	(7,468,337)	0.91	(293,356)	2.98	(472,505)	2.37
End of year	–	$–	7,522,337	$0.91	7,581,693	$1.00

(c)	Restricted share units

The company had established a restricted share unit (RSU) plan for its former directors and key executives.  The RSU plan was cancelled on September 13, 2012 when the company exited from CCAA proceedings. Under the terms of this plan, senior executives were eligible for incentive remuneration paid to them in the form of RSUs.  Each RSU, once vested, entitled the holder to receive one common share of the company.  The fair value of RSUs was based on the market value of the company’s shares on the day of the grant.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

RSUs vested in accordance with terms determined by the company, which reflected, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the corporation; (iii) other performance criteria relating to the corporation; and (iv) the length of time of service by the participant. The performance terms that the company applied to RSUs were intended to strengthen the link between the corporation’s performance and the value of the RSUs at the time that they were paid out.

Prior to their cancellation, the long-term component of the MLTIP included performance-based RSUs. Vesting of these RSUs occurred when the weighted average price per share of the company’s common shares for all sales of such shares on the TSX over 20 consecutive trading days reached or exceeded twice the price per share equal to 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date the RSUs were issued. These RSUs were to be paid out on the earlier of August 1, 2012 or on the occurrence of a change of control event involving the company. Compensation expense related to performance-based RSUs was recognized when it was probable that the performance conditions would be achieved.

As at December 31, 2012 the total remaining unrecognized compensation cost associated with the RSUs totalled $nil (2011 – $0.1 million) due to their cancellation on September 13, 2012.

Changes in the number of outstanding RSUs during the year ended December 31, 2012 were as follows:

	Number of shares	Weighted average fair value at grant date (in dollars)
Beginning of year	3,214,686	$0.11
Granted	–	–
Vested/exercised	–	–
Expired or cancelled	(3,214,686)	0.11
End of year	–	–

(d)	Deferred share unit plan

The company had established a deferred share unit (DSU) plan for its former directors. The DSU plan was cancelled on September 13, 2012 when the company exited from CCAA proceedings. Under the terms of this plan, directors could elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially had a value equivalent to the company’s weighted average share price on the TSX during the 10 consecutive trading days prior to the issuance date of the DSU. A director’s DSU account was credited with dividend equivalents in the form of additional DSUs when dividends were paid on common shares. A director could elect the date of redemption by filing an irrevocable written election with the company no later than December 15 of the calendar year commencing immediately after the director’s termination date. As at December 31, 2012, all DSUs had been cancelled (2011 – 474,416).

29.	FAIR VALUE MEASUREMENT

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

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

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

On September 30, 2012 the company restated its assets and liabilities at fair value in accordance with the requirements of fresh start accounting. The fair value estimates of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities incorporated level 2 inputs. The fair value estimates for substantially all other restated assets and liabilities were estimated incorporating level 3 inputs. See note 6, Creditor protection proceedings related disclosures for detailed disclosure on the valuation techniques and inputs incorporated in these fair value estimates.

The company did not have any currency or commodity contracts outstanding on December 31, 2012 or September 30, 2012. At December 31, 2011, the company had currency contracts that were not designated as hedging instruments with a total fair value of $4.5 million, of which the current portion of $2.0 million was classified as Prepaids and the non-current portion of $2.5 million was classified as Other assets.

The following table presents information about the fair value of the company’s derivative and non-derivative financial instruments measured at fair value on a recurring basis:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	Fair value	Balance sheet
	2012	2012	2011	hierarchy	classification
Assets
Currency contracts	$–	$–	$2.0	21	Prepaids and other
Currency contracts	–	–	2.5	21	Other assets
Commodity contracts	–	–	0.5	22	Prepaids and other
	$–	$–	$5.0
Liabilities
Commodity contracts	$–	$–	$0.4	22	Accounts payable and accrued liabilities
Commodity contracts	$–	$–	$0.2	22	Other long-term obligations
	$–	$–	$0.6

Fair values of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The following table presents information about the effects of the company’s derivative instruments previously designated as cash flow hedges until April 1, 2010 when hedge accounting was discontinued (note 3) and the effect of long-term debt designated as a hedge of the company’s net investment in the Snowflake mill on the company’s consolidated financial statements at December 31:

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

	Gain (loss) recognized in AOCI [1]		(Gain) loss reclassified from AOCI [1]		Classification on statement of earnings (loss) reclassified from AOCI [1]	Gain (loss) recognized in income [2]
	2012	2011	2012	2011		2012	2011
Derivatives designated as cash flow hedges
Currency contracts	$–	$–	$–	$(1.0)	Other income (expense), net	$–	$–

Long-term debt designated as hedges of net investment	$–	$(2.0)	$–	$(2.0)	Foreign exchange gain(loss) on long-term debt	$–	$–

1	The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.
2	The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

The following table presents information about the effects of the company’s derivative instruments designated as fair value hedges on the company’s consolidated financial statements for the year ended December 31:

	Gain (loss) recognized in income
	Successor	Predecessor		Classification on statement of earnings (loss)
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Interest rate swaps	$–	$0.4	$0.8	Interest expense, net (1)

(1)	The portion of the gain (loss) that relates to the foreign exchange portion of the contract is included in Foreign exchange gain (loss) on long-term debt and is equal to $nil for December 31, 2012 (2011 – $nil).

The company has no fixed-to-floating interest rate swaps outstanding at December 31, 2012 or September 30, 2012. The gain recognized in income for the years presented represents the effective portion of interest rate swaps previously designated as fair value hedges that were unwound in prior years. The effective portion is being amortized to income over the remaining term to maturity of the related debt.

The following table presents information about the effects of the company’s derivative instruments not designated as hedging instruments on the company’s consolidated financial statements:

	Gain (loss) recognized in income
	Successor	Predecessor		Classification on statement of earnings (loss)
	Three months ended	Nine months ended	Year ended
	December 31	September 30	December 31
	2012	2012	2011
Currency contracts related to revenue hedges	$–	$(1.1)	$(2.1)	Other income (expense), net
Commodity swap contracts related to pulp and newsprint hedges	–	0.1	(0.6)	Other income (expense), net
Commodity swap contracts related to natural gas and old newspaper hedges	–	(0.2)	(0.7)	Other income (expense), net
	$–	$(1.2)	$(3.4)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Fair value of other financial instruments

The carrying value of the company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

30.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

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

Aging of receivables were as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Trade receivables, gross
Current	$86.3	$110.7	$100.9
Past due 1-30 days	7.3	6.7	13.6
Past due 31-90 days	0.2	3.6	0.3
Past due over 90 days	0.9	0.9	0.3
	94.7	121.9	115.1
Allowance for doubtful accounts	(2.2)	–	(2.0)
Trade receivables, net	92.5	121.9	113.1
Other receivables, including sales tax recoverables	21.5	18.9	21.8
Accounts receivable (note 11)	$114.0	$140.8	$134.9

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31
	2012	2012	2011
Balance, beginning of period	$–	$2.0	$3.0
Increase (decrease) in provision	2.2	(2.0)	(1.0)
Balance, end of period (note 11)	$2.2	$–	$2.0

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

Currency risk: The company is exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. Up to September 30, 2011, a portion of the company’s U.S. dollar denominated long-term debt was designated as an effective hedge of the company’s net investment in Snowflake mill. The company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The company’s hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt. As of December 31, 2012 and September 30, 2012, the company did not have any foreign currency options or forward contracts outstanding.

Price risk: The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. As of December 31, 2012 and September 30, 2012, the company did not have any outstanding commodity contracts outstanding.

Interest rate risk: The fair value of the company’s fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company’s policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The company did not have any foreign currency or forward contracts outstanding at December 31, 2012 or at September 30, 2012.

Foreign currency options and forward contracts are no longer designated as hedging instruments and are reported at their fair value, which was $nil million at December 31, 2012 and September 30, 2012 (December 31, 2011 - $4.5 million), with related gains and losses recognized in Other income (expense) net.

Commodity swap agreements are not designated as hedging instruments and are reported at their fair value which was $nil at December 31, 2012 and September 30, 2012 (December 31, 2011 - $0.5 million) with related gains and losses recognized in Other income (expense) net.

(c)	Cost risk management instruments

The company did not have any commodity contracts outstanding at December 31, 2012 or at September 30, 2012 (December 31, 2011 - negative $0.6 million).

31.	RELATED PARTY TRANSACTIONS

Third Avenue Management LLC (TAM), which had control or direction over a significant number of the company’s common shares since October 2006, disposed of its entire investment in the company on February 16, 2012, thereby ceasing to be a related party.

The company undertook certain transactions with companies affiliated with a former director. Payments for raw materials were made to Aspen Group, Flavelle Sawmill, and Mill and Timber. These transactions were in the normal course of business and were on the same terms to those accorded to third parties. Mr. Thomas S. Chambers served as director of these three companies during his tenure as director of the company. Mr. Chambers ceased to be a related party of the company when he ceased to be a director of the company on September 13, 2012. For the nine months ended September 30, 2012, the company paid aggregate fees of $2.7 million (2011 - $4.3 million; 2010 - $3.6 million) primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips, and other consulting services.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

32.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below.

2013	$6.0
2014	4.3
2015	1.7
2016	1.7
2017	1.6
Subsequent years	0.7
$16.0

Total lease expense amounted to $1.8 million for the three months ended December 31, 2012 and $6.6 million for the nine months ended September 30, 2012 (2011 – $10.1 million; 2010 – $10.4 million).

33.	GUARANTEES AND INDEMNITIES

The company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are listed below.

(a)	In connection with the acquisition of the paper recycling plant in Coquitlam, B.C. in December 2003, the company provided indemnities with respect to environmental matters (other than pre-existing environmental conditions) under the lease of the land and buildings for all costs, claims and damages in the event of a release of any hazardous substances on the property by the company or a breach by the company of any of the environmental covenants under the lease or any environmental laws and an indemnity with respect to shares that were issued to the vendors as part of the purchase price. The company does not expect any claims under these indemnities given that the company disclaimed its liabilities under the lease under the CCAA process and that all of the company’s outstanding shares as at September 12, 2012 were cancelled under the CCAA process.

(b)	The company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 8). The value of the mortgage was $3.0 million on December 31, 2012 and $3.4 million on September 30, 2012 (2011 – $4.8 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

At December 31, 2012, the company is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not resulted in a significant expense in the past.

34.	CONTINGENT LIABILITIES

In the normal course of its business activities, the company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2012 cannot be predicted with certainty, the company believes an adequate provision has been made, or the resolution will not have a material effect on the company’s consolidated financial position, earnings or cash flows. Legal costs incurred in connection with contingent liabilities were expensed as incurred.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

(a)	Claim for Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the Locals), representing hourly employees at the company’s Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now named Weyerhaeuser Canada Ltd.) prior to the company’s acquisition of Pacifica Papers Inc. which had acquired the Powell River and Port Alberni mills in 1998. The Labour Relations Board declined to rule on the Locals’ application or the company’s defense to the claim on the basis that this matter was a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration. All four Locals subsequently filed grievances claiming that the company was responsible for these post-retirement benefits. The company did not agree with the Locals’ positions and contested the grievances. Local 76’s claim was dismissed by an arbitrator on December 23, 2010. The other three Locals withdrew their claims in 2011 and 2012. These claims are accordingly no longer outstanding.

(b)	Short-term Incentive Plan Benefit Claim

In May 2010, a salaried employee of the company commenced an action against the company in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009 and certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits. The action was certified as a class proceeding on March 21, 2011, but only on behalf of those employees and former employees who had not provided the company with releases of the claims. Except for nine active employees and twelve employees who have left the company, all remaining salaried employees released the company from liability in respect of these claims or withdrew from the class action. The remaining claims were compromised under the Plan under the CCAA and payment made as unsecured claims in accordance with that process. This claim is accordingly no longer outstanding.

35.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Floating Rate Notes. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2012, September 30, 2012, December 31, 2011 and December 31, 2010. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.8	$8.9	$6.9	$–	$16.6
Restricted Cash	0.7	–	–	–	0.7
Accounts receivable	2.3	111.0	0.7	–	114.0
Inventories	–	125.0	–	–	125.0
Prepaids and other	0.7	7.5	0.7	–	8.9
Assets held for sale	–	34.3	–	–	34.3
	4.5	286.7	8.3	–	299.5
Property, plant and equipment	387.1	76.0	148.5	–	611.6
Goodwill	56.7	–	–	–	56.7
Advances to related companies	234.2	348.2	(0.8)	(581.6)	–
Investments, net of equity loss in related companies	93.7	–	–	(93.7)	–
Other assets	24.3	9.7	0.6	(23.6)	11.0
	$800.5	$720.6	$156.6	$(698.9)	$978.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27.9	$76.0	$9.9	$–	$113.8
Current portion of long-term debt	6.5	0.1	–	–	6.6
Liabilities associated with assets held for sale	–	15.2	–	–	15.2
	34.4	91.3	9.9	–	135.6
Long-term debt	308.2	–	113.8	–	422.0
Advances from related companies	320.4	236.6	24.6	(581.6)	–
Employee future benefits	9.7	280.0	–	–	289.7
Other long-term obligations	5.2	3.7	–	–	8.9
Deferred income taxes	–	–	23.6	(23.6)	–
	677.9	611.6	171.9	(605.2)	856.2
Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	(35.2)	3.5	(4.8)	1.3	(35.2)
Accumulated other comprehensive income (loss)	6.6	5.8	–	(5.8)	6.6
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	116.3	109.0	(15.3)	(93.7)	116.3
Non-controlling interest (deficit)	6.3	–	–	–	6.3
	122.6	109.0	(15.3)	(93.7)	122.6
	$800.5	$720.6	$156.6	$(698.9)	$978.8

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$260.6	$4.6	$(4.7)	$260.5
Operating expenses
Cost of sales, excluding depreciation and amortization	4.4	243.9	2.0	(4.7)	245.6
Depreciation and amortization	8.8	2.2	1.9	–	12.9
Selling, general and administrative	4.6	3.1	–	–	7.7
	17.8	249.2	3.9	(4.7)	266.2
Operating earnings (loss)	(17.8)	11.4	0.7	–	(5.7)
Interest expense, net	(4.6)	(3.7)	(3.3)	–	(11.6)
Foreign exchange loss on long-term debt	(3.2)	–	–	–	(3.2)
Equity earnings in Partnership	8.8	–	–	(8.8)	–
Other income (expense), net	1.4	(1.1)	(0.2)	–	0.1
Earnings (loss) before reorganization items and income taxes	(15.4)	6.6	(2.8)	(8.8)	(20.4)
Reorganization items, net	(10.6)	8.7	(1.3)	–	(3.2)
Income (loss) before income taxes	(26.0)	15.3	(4.1)	(8.8)	(23.6)
Income tax expense (recovery)	0.7	0.6	(1.1)	–	0.2
Earnings (loss) from continuing operations	(26.7)	14.7	(3.0)	(8.8)	(23.8)
Earnings (loss) from discontinued operations net of tax	(12.9)	(11.5)	(1.4)	12.9	(12.9)
Net earnings (loss)	(39.6)	3.2	(4.4)	4.1	(36.7)
Net (earnings) loss attributable to non-controlling interest	1.5	–	–	–	1.5
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(38.1)	3.2	(4.4)	4.1	(35.2)
Equity in earnings (loss) of subsidiaries	2.9	–	–	(2.9)	–
Net earnings (loss) attributable to the company	$(35.2)	$3.2	$(4.4)	$1.2	$(35.2)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Cash Flows

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(90.5)	$160.9	$(22.2)	$3.9	$52.1
Investing
Additions to property, plant and equipment	(4.2)	(3.2)	(3.0)	–	(10.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Decrease in restricted cash	2.9	0.5	–	–	3.4
Cash flows provided (used) by operations	(1.3)	(1.9)	(3.0)	–	(6.2)
Financing
Increase (decrease) in advances to related companies	132.3	(153.8)	25.4	(3.9)	–
Decrease in revolving loan	(40.0)	–	–	–	(40.0)
Distribution received (paid)	–	0.4	(0.4)	–	–
	92.3	(153.4)	25.0	(3.9)	(40.0)
Cash and cash equivalents, increase (decrease) in the period	0.5	5.6	(0.2)	–	5.9
Cash and cash equivalents, beginning of period	0.3	5.2	7.1	–	12.6
Cash and cash equivalents, end of period	$0.8	$10.8	$6.9	$–	$18.5

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.3	$4.8	$7.1	$–	$12.2
Restricted cash	3.6	0.1	–	–	3.7
Accounts receivable	1.9	138.8	0.1	–	140.8
Inventories	–	131.5	–	–	131.5
Prepaids and other	0.3	12.3	0.4	–	13.0
Assets held for sale	–	56.2	–	–	56.2
	6.1	343.7	7.6	–	357.4
Property, plant and equipment	390.5	76.2	147.4	–	614.1
Goodwill	56.7	–	–	–	56.7
Advances to related companies	239.7	295.9	1.0	(536.6)	–
Investments, net of equity loss in related companies	89.2	–	–	(89.2)	–
Other assets	25.1	10.8	0.6	(24.6)	11.9
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$75.6	$6.2	$–	$97.5
Current portion of long-term debt	6.6	0.1	–	–	6.7
Liabilities associated with assets held for sale	–	14.9	(0.1)	–	14.8
	22.3	90.6	6.1	–	119.0
Long-term debt	345.1	–	113.8	–	458.9
Advances from related companies	271.3	242.7	22.6	(536.6)	–
Employee future benefits	10.4	290.0	–	–	300.4
Other long-term obligations	5.4	3.6	–	–	9.0
Deferred income taxes	–	–	24.6	(24.6)	–
	654.5	626.9	167.1	(561.2)	887.3
Equity (Deficiency)
Shareholders’ equity (Deficiency)
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	–	–	–	–	–
Accumulated other comprehensive income (loss)	–	–	–	–	–
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	144.9	99.7	(10.5)	(89.2)	144.9
Non-controlling interest (deficit)	7.9	–	–	–	7.9
	152.8	99.7	(10.5)	(89.2)	152.8
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the nine months ended September 30, 2012 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$797.7	$15.6	$(15.6)	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	13.2	715.3	5.1	(15.6)	718.0
Depreciation and amortization	15.4	4.1	3.9	–	23.4
Selling, general and administrative	13.8	12.4	–	–	26.2
Restructuring	5.3	–	–	–	5.3
	47.7	731.8	9.0	(15.6)	772.9
Operating earnings (loss)	(47.7)	65.9	6.6	–	24.8
Interest expense, net	(30.5)	(20.0)	(9.8)	–	(60.3)
Foreign exchange gain on long-term debt	24.0	–	–	–	24.0
Equity earnings in Partnership	79.8	–	–	(79.8)	–
Other income (expense), net	(53.1)	54.6	51.6	(55.7)	(2.6)
Earnings (loss) before reorganization items and income taxes	(27.5)	100.5	48.4	(135.5)	(14.1)
Reorganization items, net	512.9	98.4	55.6	–	666.9
Income (loss) before income taxes	485.4	198.9	104.0	(135.5)	652.8
Income tax expense (recovery)	8.4	(21.4)	11.9	–	(1.1)
Earnings (loss) from continuing operations	477.0	220.3	92.1	(135.5)	653.9
Earnings (loss) from discontinued operations, net of tax	(3.6)	(4.1)	0.5	3.6	(3.6)
Net earnings (loss)	473.4	216.2	92.6	(131.9)	650.3
Net (earnings) loss attributable to non-controlling interest	(31.9)	–	–	–	(31.9)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	441.5	216.2	92.6	(131.9)	618.4
Equity in earnings (loss) of subsidiaries	176.9	–	–	(176.9)	–
Net earnings (loss) attributable to the company	$618.4	$216.2	$92.6	$(308.8)	$618.4

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Cash Flows

For the nine months ended September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$119.1	$27.5	$38.2	$(228.8)	$(44.0)
Investing
Additions to property, plant and equipment	(4.9)	(4.6)	(2.7)	–	(12.2)
Proceeds from sale of property, plant and equipment	5.5	6.0	–	–	11.5
Increase in restricted cash	(3.6)	(2.8)	–	–	(6.4)
Decrease in other assets	2.6	1.0	0.1	–	3.7
Cash flows used by investing activities	(0.4)	(0.4)	(2.6)	–	(3.4)
Financing
Increase (decrease) in advances to related companies	(155.0)	(95.4)	21.6	228.8	–
Increase in revolving loan	16.0	–	–	–	16.0
Proceeds on issuance of senior secured notes	33.1	–	–	–	33.1
Deferred financing costs	(9.3)	–	–	–	(9.3)
DIP financing costs	(3.8)	–	–	–	(3.8)
Decrease in other long-term debt	(0.7)	(0.2)	–	–	(0.9)
Share issuance costs	(0.2)	–	–	–	(0.2)
Distribution received (paid)	–	56.3	(56.3)	–	–
Cash flows provided (used) by financing activities	(119.9)	(39.3)	(34.7)	228.8	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(12.2)	0.9	–	(12.5)
Cash and cash equivalents, beginning of the period	1.5	17.4	6.2	–	25.1
Cash and cash equivalents, end of period	$0.3	$5.2	$7.1	$–	$12.6

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Balance Sheet

As at December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.5	$17.4	$6.2	$–	$25.1
Accounts receivable	7.9	126.7	0.3	–	134.9
Inventories	–	146.9	–	–	146.9
Prepaids and other	13.4	6.1	0.5	–	20.0
	22.8	297.1	7.0	–	326.9
Property, plant and equipment	226.2	63.1	97.0	–	386.3
Advances to related companies	255.1	237.3	2.1	(494.5)	–
Investments in related companies	(139.6)	–	–	139.6	–
Other assets	33.9	–	0.7	(10.2)	24.4
	$398.4	$597.5	$106.8	$(365.1)	$737.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40.8	$129.1	$4.6	$–	$174.5
Current portion of long-term debt	466.6	0.2	–	–	466.8
	507.4	129.3	4.6	–	641.3
Long-term debt	261.7	–	113.8	–	375.5
Advances from related companies	217.2	253.9	23.4	(494.5)	–
Employee future benefits	14.3	291.4	–	–	305.7
Other long-term obligations	5.5	13.7	–	–	19.2
Deferred income taxes	–	1.0	12.8	(10.2)	3.6
Deferred credits	9.6	–	–	–	9.6
	1,015.7	689.3	154.6	(504.7)	1,354.9
Equity
Shareholders’ equity
Common stock	1,035.2	623.7	(33.3)	(590.4)	1,035.2
Additional paid-in capital	16.6	222.1	4.7	(226.8)	16.6
Retained earnings (deficit)	(1,556.0)	(894.2)	(18.4)	912.6	(1,556.0)
Accumulated other comprehensive income (loss)	(89.4)	(43.4)	(0.8)	44.2	(89.4)
	(593.6)	(91.8)	(47.8)	139.6	(593.6)
Non-controlling interest (deficit)	(23.7)	–	–	–	(23.7)
	(617.3)	(91.8)	(47.8)	139.6	(617.3)
	$398.4	$597.5	$106.8	$(365.1)	$737.6

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,079.7	$23.4	$(23.4)	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	20.4	966.7	7.0	(23.4)	970.7
Depreciation and amortization	66.8	25.3	13.4	–	105.5
Selling, general and administrative	20.1	20.1	0.1	–	40.3
Restructuring	5.9	–	–	–	5.9
Impairment and other closure costs	496.2	165.6	–	–	661.8
	609.4	1,177.7	20.5	(23.4)	1,784.2
Operating earnings (loss)	(609.4)	(98.0)	2.9	–	(704.5)
Interest expense, net	(33.3)	(28.6)	(11.3)	–	(73.2)
Foreign exchange loss on long-term debt	(9.7)	–	–	–	(9.7)
Equity earnings in Partnership	61.8	–	–	(61.8)	–
Other income (expense), net	5.7	(8.1)	0.3	–	(2.1)
Income (loss) before income taxes	(584.9)	(134.7)	(8.1)	(61.8)	(789.5)
Income tax expense (recovery)	(57.8)	52.3	(2.9)	–	(8.4)
Earnings (loss) from continuing operations	(527.1)	(187.0)	(5.2)	(61.8)	(781.1)
Earnings (loss) from discontinued operations, net of tax	(195.5)	(195.5)	–	195.5	(195.5)
Net earnings (loss)	(722.6)	(382.5)	(5.2)	133.7	(976.6)
Net (earnings) loss attributable to non-controlling interest	2.6	–	–	–	2.6
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$(720.0)	$(382.5)	$(5.2)	$133.7	$(974.0)
Equity in earnings (loss) of subsidiaries	(254.0)	–	–	254.0	–
Net earnings (loss) attributable to the company	$(974.0)	$(382.5)	$(5.2)	$387.7	$(974.0)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(427.3)	$(37.2)	$5.3	$387.7	$(71.5)
Investing
Additions to property, plant and equipment	(7.8)	(11.0)	(0.9)	–	(19.7)
Proceeds from sale of property, plant and equipment	–	1.2	–	–	1.2
Decrease (increase) in other assets	(1.2)	2.0	–	–	0.8
Cash flows used by investing activities	(9.0)	(7.8)	(0.9)	–	(17.7)
Financing
Increase in advances to related companies	352.3	131.3	–	(483.6)	–
Increase (decrease) in long-term obligations	–	0.2	(0.2)	–	–
Increase in revolving loan	48.0	–	–	–	48.0
Redemption of senior notes	(25.8)	–	–	–	(25.8)
Deferred financing costs	(2.4)	–	–	–	(2.4)
Decrease in other long-term debt	(0.9)	–	–	–	(0.9)
Distribution paid	–	(94.1)	(1.8)	95.9	–
Cash flows provided (used) by financing activities	207.2	37.4	(2.0)	(387.7)	18.9
Cash and cash equivalents, increase (decrease) during year	(65.1)	(7.6)	2.4	–	(70.3)
Cash and cash equivalents, beginning of year	66.6	25.0	3.8	–	95.4
Cash and cash equivalents, end of year	$1.5	$17.4	$6.2	$–	$25.1

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2010 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.5	$20.4	$(20.5)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	29.1	915.0	6.5	(20.5)	930.1
Depreciation and amortization	69.5	32.8	7.4	–	109.7
Selling, general and administrative	22.6	20.8	–	–	43.4
Restructuring	–	25.3	–	–	25.3
Impairment and other closure costs	232.8	61.7	–	–	294.5
	354.0	1,055.6	13.9	(20.5)	1,403.0
Operating earnings (loss)	(354.0)	(4.1)	6.5	–	(351.6)
Interest expense, net	(32.7)	(28.4)	(10.8)	–	(71.9)
Foreign exchange gain on long-term debt	27.6	–	–	–	27.6
Equity earnings in Partnership	37.0	–	–	(37.0)	–
Other income (expense), net	(11.4)	8.9	(0.1)	–	(2.6)
Earnings (loss) before income taxes	(333.5)	(23.6)	(4.4)	(37.0)	(398.5)
Income tax recovery	(13.3)	(4.9)	(1.6)	–	(19.8)
Earnings (loss) from continuing operations	(320.2)	(18.7)	(2.8)	(37.0)	(378.7)
Loss from discontinued operations, net of tax	(19.5)	(19.5)	–	19.5	(19.5)
Net earnings (loss)	(339.7)	(38.2)	(2.8)	(17.5)	(398.2)
Net (earnings) loss attributable to non-controlling interest	1.3	–	–	–	1.3
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(338.4)	(38.2)	(2.8)	(17.5)	(396.9)
Equity in earnings (loss) of subsidiaries	(58.5)	–	–	58.5	–
Net earnings (loss) attributable to the company	$(396.9)	$(38.2)	$(2.8)	$41.0	$(396.9)

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in millions of Canadian dollars, except where otherwise stated)

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2010 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operations	$(153.9)	$66.1	$2.7	$41.0	$(44.1)
Investing
Additions to property, plant and equipment	(2.9)	(6.3)	(2.0)	–	(11.2)
Proceeds from sale of property, plant and equipment	0.4	7.5	–	–	7.9
Decrease (increase) in other assets	(1.7)	0.5	–	–	(1.2)
Cash flows provided (used) by investing activities	(4.2)	1.7	(2.0)	–	(4.5)
Financing
Increase (decrease) in advances to related companies	99.5	41.5	0.5	(141.5)	–
Increase (decrease) in long-term obligations	–	1.5	(1.5)	–	–
Increase (decrease) in revolving loan	–	(14.9)	–	0.4	(14.5)
Proceeds on issuance of senior secured notes	98.4	–	–	–	98.4
Proceeds on termination of debt hedges	(8.3)	–	–	–	(8.3)
Deferred financing costs	(4.5)	–	–	–	(4.5)
Settlement on purchase of senior notes	(9.2)	–	–	–	(9.2)
Decrease in other long-term debt	–	(1.0)	–	–	(1.0)
Dividends paid	–	(12.6)	–	12.6	–
Distribution paid	–	(85.7)	(1.8)	87.5	–
Repayment of revolving operating loan	(14.5)	14.5	–	–	–
Cash flows provided (used) by financing activities	161.4	(56.7)	(2.8)	(41.0)	60.9
Cash and cash equivalents, increase (decrease) during year	3.3	11.1	(2.1)	–	12.3
Cash and cash equivalents, beginning of year	63.3	13.9	5.9	–	83.1
Cash and cash equivalents, end of year	$66.6	$25.0	$3.8	$–	$95.4

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor		Predecessor
	As at December 31	As at September 30	As at December 31	As at December 31
	2012	2012	2011	2010	2009	2008
Assets
Current assets
Cash and cash equivalents	$16.6	$12.2	$25.1	$95.4	$83.1	$5.0
Restricted cash	0.7	3.7	–	–	–	–
Accounts receivable	114.0	140.8	134.9	120.6	101.5	221.7
Inventories	125.0	131.5	146.9	139.9	178.3	211.4
Prepaids and other	8.9	13.0	20.0	27.7	25.2	32.8
Assets held for sale	34.3	56.2	–	–	–	–
	299.5	357.4	326.9	383.6	388.1	470.9
Property, plant and equipment	611.6	614.1	386.3	1,285.6	1,664.7	1,854.4
Goodwill	56.7	56.7	–	–	–	–
Other assets	11.0	11.9	24.4	27.0	38.0	65.0
	$978.8	$1,040.1	$737.6	$1,696.2	$2,090.8	$2,390.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$113.8	$97.5	$174.5	$171.6	$173.3	$269.4
Current portion of long-term debt	6.6	6.7	466.8	27.0	1.0	75.8
Liabilities associated with assets held for sale	15.2	14.8	–	–	–	–
	135.6	119.0	641.3	198.6	174.3	345.2
Long-term debt	422.0	458.9	375.5	783.9	774.6	894.1
Employee future benefits	289.7	300.4	305.7	269.1	294.6	263.2
Other long-term obligations	8.9	9.0	19.2	20.2	13.4	13.3
Deferred income taxes/deferred credits	–	–	13.2	21.0	38.3	67.9
	856.2	887.3	1,354.9	1,292.8	1,295.2	1,583.7
Equity
Shareholders’ equity (deficit)
Common stock	144.9	144.9	1,035.2	1,035.0	1,035.0	1,035.0
Additional paid-in-capital	–	–	16.6	16.6	16.4	14.6
Retained earnings (deficit)	(35.2)	–	(1,556.0)	(582.0)	(185.1)	(180.7)
Accumulated other comprehensive income (loss)	6.6	–	(89.4)	(46.1)	(52.7)	(46.4)
	116.3	144.9	(593.6)	423.5	813.6	822.5
Non-controlling interest (deficit)	6.3	7.9	(23.7)	(20.1)	(18.0)	(15.9)
	122.6	152.8	(617.3)	403.4	795.6	806.6
	$978.8	$1,040.1	$737.6	$1,696.2	$2,090.8	$2,390.3

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010	2009	2008
Sales	$260.5	$797.7	$1,079.7	$1,051.4	$1,077.7	$1,696.9
Operating expenses
Cost of sales, excluding depreciation and amortization	245.6	718.0	970.7	930.1	890.0	1,456.5
Depreciation and amortization	12.9	23.4	105.5	109.7	137.3	159.8
Selling, general and administrative	7.7	26.2	40.3	43.4	44.8	46.9
Restructuring and change-of-control	–	5.3	5.9	25.3	17.9	30.1
Impairment	–	–	661.8	294.5	17.4	151.0
	266.2	772.9	1,784.2	1,403.0	1,107.4	1,844.3
Operating earnings (loss)	(5.7)	24.8	(704.5)	(351.6)	(29.7)	(147.4)
Interest expense, net	(11.6)	(60.3)	(73.2)	(71.9)	(69.1)	(74.8)
Gain on cancellation of long-term debt	–	–	–	–	30.7	–
Foreign exchange gain (loss) on long-term debt	(3.2)	24.0	(9.7)	27.6	75.3	(82.2)
Other income (expense), net	0.1	(2.6)	(2.1)	(2.6)	(28.6)	(15.7)
Loss before reorganization items and income taxes	(20.4)	(14.1)	(789.5)	(398.5)	(21.4)	(320.1)
Reorganization items, net	(3.2)	666.9	–	–	–	–
Income (loss) before income taxes	(23.6)	652.8	(789.5)	(398.5)	(21.4)	(320.1)
Income tax expense (recovery)	0.2	(1.1)	(8.4)	(19.8)	(23.1)	(90.7)
Earnings (loss) from continuing operations	(23.8)	653.9	(781.1)	(378.7)	1.7	(229.4)
Gain (loss) from discontinued operations net of tax	(12.9)	(3.6)	(195.5)	(19.5)	(7.3)	10.4
Net earnings (loss)	(36.7)	650.3	(976.6)	(398.2)	(5.6)	(219.0)
Net (earnings) loss attributable to non-controlling interest	1.5	(31.9)	2.6	1.3	1.2	(0.8)
Net earnings (loss) attributable to the Company	$(35.2)	$618.4	$(974.0)	$(396.9)	$(4.4)	$(219.8)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010	2009	2008
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(36.7)	$650.3	$(976.6)	$(398.2)	$(5.6)	$(219.0)
Items not requiring (providing) cash
Depreciation and amortization	12.9	23.4	112.4	119.3	146.6	165.8
Impairment and other closure costs	8.2	3.3	823.6	294.5	17.4	151.0
Deferred income taxes	0.1	(0.7)	(7.6)	(16.1)	(26.6)	(92.4)
Foreign exchange loss (gain) on long-term debt	3.2	(24.0)	9.7	(27.6)	(75.3)	82.2
Non-cash reorganization items	2.4	(707.4)	–	–	–	–
Non-cash interest on compromised notes	–	48.4	–	–	–	–
Gain on cancellation of long-term debt	–	–	–	(0.6)	(30.7)	–
Employee future benefits, expense over (under) cash contributions	(3.4)	(8.4)	(8.0)	(2.4)	4.3	2.9
Increase (decrease) in other long-term obligations	(0.1)	–	(3.1)	(4.2)	(0.5)	(5.1)
Loss (gain) on disposal of property, plant and equipment	0.4	(6.7)	(0.1)	(7.2)	3.9	(0.4)
Other	0.2	2.6	(1.8)	10.9	4.6	(13.5)
Changes in non-cash working capital	64.9	(24.8)	(20.0)	(12.5)	65.5	6.6
Cash flows provided (used) by operations	52.1	(44.0)	(71.5)	(44.1)	103.6	78.1
Investing
Acquisition of Snowflake newsprint mill	–	–	–	–	–	(172.2)
Additions to property, plant and equipment	(10.4)	(12.2)	(19.7)	(11.2)	(11.5)	(41.9)
Proceeds from sale of property, plant and equipment	0.8	11.5	1.2	7.9	4.5	2.2
Proceeds from termination of interest rate swaps	–	–	–	–	–	7.6
Decrease (increase) in restricted cash	3.4	(6.4)	–	–	–	–
Decrease (increase) in other assets	–	3.7	0.8	(1.2)	4.1	(1.0)
Cash flows provided (used) by investing activities	(6.2)	(3.4)	(17.7)	(4.5)	(2.9)	(205.3)
Financing
Issue of shares, net of share issue costs	–	–	–	–	–	121.1
Share issue costs	–	(0.2)	–	–	–	–
Increase (decrease) in revolving loan and loan payable	(40.0)	16.0	48.0	(14.5)	(45.6)	60.1
Repayment of revolving operating loan	–	–	–	–	–	(47.1)
Repayment of long-term debt	–	–	(25.8)	–	(75.7)	–
Proceeds from long-term debt	–	–	–	–	95.0	–
Proceeds on issuance of senior secured notes	–	33.1	–	98.4	–	–
Note exchange costs	–	–	–	(8.3)	(2.2)	–
Proceeds on termination of debt foreign currency contracts	–	–	–	–	34.7	–
Settlement on purchase of debt securities	–	–	–	(9.2)	(26.9)	–
Deferred financing costs	–	(9.3)	(2.4)	(4.5)	(0.9)	(5.5)
DIP financing costs	–	(3.8)	–	–	–	–
Increase (decrease) in other long-term debt	–	(0.9)	(0.9)	(1.0)	(1.0)	3.6
Cash flows provided (used) by financing activities	(40.0)	34.9	18.9	60.9	(22.6)	132.2
Cash and cash equivalents, increase (decrease) in the year	5.9	(12.5)	(70.3)	12.3	78.1	5.0
Cash and cash equivalents, beginning of year	12.6	25.1	95.4	83.1	5.0	–
Cash and cash equivalents, end of year	$18.5	$12.6	$25.1	$95.4	$83.1	$5.0

OTHER FINANCIAL AND OPERATIONAL INFORMATION

 (In millions of Canadian dollars, except where otherwise stated)

	Successor	Predecessor
	Three months ended December 31	Nine months ended September 30	Years ended December 31
	2012	2012	2011	2010	2009	2008
Selected financial information
Adjusted EBITDA[1,10]	$7.2	$48.2	$62.8	$52.6	$125.0	$163.4
Adjusted EBITDA margin[2]	2.8%	6.0%	5.8%	5.0%	11.6%	9.6%
Weighted average common shares outstanding (in millions)	14.4	381.9	381.9	381.8	381.8	336.1
Basic and diluted earnings (loss) per share (in dollars) – continuing operations	$(1.55)	$1.63	$(2.04)	$(0.99)	$0.01	$(0.67)
Basic and diluted earnings (loss) per share (in dollars) – discontinued operations	(0.89)	(0.01)	(0.51)	(0.05)	(0.02)	0.03
Working capital[3]	$151.4	$203.7	$152.4	$212.0	$214.8	$201.5
Current assets to current liabilities[3]	2.33	3.09	1.87	2.24	2.24	1.75
Total debt to total capitalization[4,5]	78.7%	76.3%	338.7%	66%	49%	54%
Net debt to net capitalization[6,7]	78.0%	75.8%	365.5%	63%	46%	54%
Common shares outstanding at end of period (in millions)	14.5	14.4	381.9	381.8	381.8	381.8
Book value per share (in dollars)	$8.46	$10.61	$(1.62)	$1.06	$2.08	$2.11
Average spot rate (US$/CDN$)[8]	1.009	0.998	1.011	0.971	0.876	0.938
Share prices
High	$ N/A	$ N/A	$0.55	$0.44	$0.44	$1.78
Low	N/A	N/A	0.02	0.09	0.08	0.24
Close	N/A	N/A	0.03	0.24	0.20	0.30
Benchmark prices[9]
SC-A paper, 35 lb. (US$ per ton)	$835	$835	$836	$765	$798	$866
LWC paper, No. 5, 40 lb. (US$ per ton)	898	859	900	790	808	960
Telephone directory paper, 22.1 lb. (US$ per ton)	770	770	735	670	758	750
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	618	614	622	578	546	687
NBSK pulp, China delivery (US$ per tonne)	662	669	834	821	578	683
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per ton)	N/A	N/A	N/A	N/A	N/A	750
Sales (000 tonnes)
Specialty printing papers	207	605	838	830	892	1,081
Newsprint	66	198	205	236	261	388
Pulp	74	251	308	277	110	507

1	Adjusted EBITDA is a non-GAAP measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

ITEM 18	FINANCIAL STATEMENTS

See Item 17.

ITEM 19	EXHIBITS

3.1	Articles of Catalyst Paper Corporation (3)

3.2	Bylaws of Norske Skog Canada Limited. (2)

10.1	Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.). (1)

10.1.1	Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 10.3 above (current parties Catalyst Paper and Tolko Industries Ltd.). (4)

10.2	Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company). (1)

10.2.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (1)

10.2.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (4)

10.2.3	Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company amending agreement referred to in Exhibit 10.4 above. (4)

10.3	Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties CPC, TimberWest Forest Corp and TimberWest Forest Company Partnership). (1)

10.3.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 10.5 above. (4)

10.4	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

10.4.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (4)

10.4.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (4)

10.4.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (4)

10.5	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (4)

10.5.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.5	Amendment dated October 10. 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.6	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (4)

10.7	Employment agreement dated November 23, 2007 between Catalyst Paper Corporation and Steve Boniferro. (4)

21.1	List of subsidiaries. (5)

10.8	Restructuring and Support Agreement, entered into on March 12, 2012 among Catalyst Paper Corporation, certain of its subsidiaries and certain holders of its 2014 Notes and 2016 Notes. (6).

10.9	Indenture, dated as of September 13, 2012, governing the Corporation’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee. (7)

10.10	First Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s PIK Toggle Senior Secured Notes due October 30, 2017. (7)

10.11	Second Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s Floating Rate Senior Secured Notes due September 13, 2016. (7)

10.12.	Credit Agreement dated as of September 13, 2012 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.(8)

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Consolidated financial statements of the Company as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K, dated February March 6, 2013 (No.000-49571). (9)

(9)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 6, 2013

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 25, 2012.

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 21, 2012.

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 13, 2012.

(5)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 12, 2010.

(4)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 14, 2009.

(3)	Filed with this Form 20F.

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.

(1)	Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002. Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CATALYST PAPER CORPORATION

By:	\\s\\ Kevin Clarke
Name: Kevin J. Clarke
Title: Chief Executive Officer

Date: March 15, 2013

- 89 -