Form 20-F/A
period 2012-12-31
CATALYST PAPER CORP
filed 2013-04-19
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on March 19, 2013 (the “Annual Report”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

The Exhibit referred to below was not previously furnished.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report, or reflect any events that have occurred after the Annual Report was originally filed.

PART III

ITEM 19 EXHIBITS

The exhibit listed on the Exhibit Index hereof is furnished herewith.

Exhibit

101	The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 19, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (ii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Comprehensive Income (Loss); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements (furnished herewith).

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CATALYST PAPER CORPORATION

By:	\s\ Kevin Clarke
	Name:	Kevin J. Clarke
	Title:	Chief Executive Officer

Date: April 19, 2013