Form 20-F
period 2013-12-31
CATALYST PAPER CORP
filed 2014-03-06
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

December 31, 2013 was:

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

TABLE OF CONTENTS

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS		- 1 -
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		- 1 -
ITEM 3.	KEY INFORMATION		- 1 -
	Cautionary Statement with Regard to Forward-Looking Statements		- 1 -
	A.	Selected Financial Data	- 2 -
		Exchange Rate Data	- 5 -
	D.	Risk Factors	- 6 -
ITEM 4.	INFORMATION ON THE CORPORATION		- 13 -
	A.	History and Development of the Corporation	- 13 -
	B.	Business Overview	- 19 -
		Competition	- 21 -
		Fibre Supply	- 21 -
		Competitive Strengths	- 22 -
		Business Strategy	- 23 -
	C.	Organizational Structure	- 23 -
	D.	Property, Plant and Equipment	- 23 -
		Paper	- 23 -
		Pulp	- 25 -
		Properties	- 25 -
		Environment	- 26 -
		Social Responsibility	- 27 -
ITEM 4A.	UNRESOLVED STAFF COMMENTS		- 28 -
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		- 28 -
	A.	Operating Results	- 28 -
		Critical Accounting Policies And Estimates	- 45 -
		Changes In Accounting Policies	- 49 -
		Impact Of Accounting Pronouncements Affecting Future Periods	- 49 -
	B.	Liquidity and Capital Resources	- 49 -
	C.	Research and Development, Patents and Licences, etc.	- 52 -
	D.	Trend Information	- 52 -
	E.	Off Balance Sheet Arrangements	- 52 -
	F.	Tabular Disclosure of Contractual Obligations	- 52 -
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		- 52 -
	A.	Directors and Senior Management	- 52 -
	B.	Compensation	- 54 -
	C.	Board Practices	- 62 -
		Committees of the Board	- 62 -
	D.	Employees	- 64 -
	E.	Share Ownership	- 65 -
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		- 65 -
	A.	Major Shareholders	- 65 -
	B.	Related Party Transactions	- 65 -
ITEM 8	FINANCIAL INFORMATION		- 65 -
	A.	Consolidated Statements and Other Financial Information	- 65 -
	B.	Significant Changes	- 66 -
ITEM 9	THE OFFER AND LISTING		- 66 -
	A.	Offer and Listing Details	- 66 -
	C.	Markets	- 67 -

PART I - continued

ITEM 10	ADDITIONAL INFORMATION		- 67 -
	B.	Memorandum and Articles of Association	- 67 -
	C.	Material Contracts	- 68 -
	D.	Exchange Controls	- 69 -
	E.	Taxation	- 70 -
	H.	Documents on Display	- 73 -
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		- 73 -
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		- 76 -

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		- 76 -
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		- 76 -
ITEM 15	CONTROLS AND PROCEDURES		- 76 -
	A.	Disclosure Controls and Procedures	- 76 -
	B.	Internal Control over Financial Reporting	- 77 -
	C.	Report of the Independent Public Accounting Firm	- 77 -
	D.	Changes in Internal Control over Financial Reporting	- 77 -
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT		- 77 -
ITEM 16B	CODE OF ETHICS		- 77 -
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES		- 78 -

PART III

ITEM 17	FINANCIAL STATEMENTS		- 79 -
ITEM 18	FINANCIAL STATEMENTS		- 80 -
ITEM 19	EXHIBITS		- 80 -

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

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

o	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
o	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
o	our ability to successfully obtain cost savings from our cost reduction initiatives;
o	our ability to implement business strategies and pursue opportunities;
o	expected cost of goods sold;
o	expected component supply costs and constraints; and
o	expected foreign exchange and tax rates;

•	while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this annual report and in Management’s Discussion and Analysis for the financial year ended December 31, 2013, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Certain of these risks are:

o	the impact of general economic conditions in the countries in which we do business;

o	conditions in the capital markets and our ability to obtain financing and refinance existing debt;
o	market conditions and demand for our products (including declines in advertising and circulation);
o	the implementation of trade restrictions in jurisdictions where our products are marketed;
o	fluctuations in foreign exchange or interest rates;
o	raw material prices (including wood fibre, chemicals and energy);
o	the effect of, or change in, environmental and other governmental regulations;
o	uncertainty relating to labour relations;
o	the availability of qualified personnel;
o	the availability of wood fibre;
o	legal proceedings;
o	the effects of competition from domestic and foreign producers;
o	the risk of natural disaster and other factors many of which are beyond our control.

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

Market and Industry Data and Forecast

This annual report includes market share and industry data and other statistical information and forecasts that we have obtained from independent industry publications, government publications, market research reports and other published independent sources. Some data is also based on our good faith estimates, which is derived from our internal surveys, as well as independent sources. RISI, Inc., an independent paper and forest products industry research firm (“RISI”), is the source of a considerable amount of the third party industry data and forecasts contained herein. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and do not guarantee the accuracy or completeness of such information.

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

In accordance with U.S. GAAP, an enterprise value was established for the company as of September 30, 2012, the end of the quarter following the effective date of our plan of arrangement under the Companies’ Creditors Arrangement Act (CCAA), under fresh start accounting. This enterprise value was determined with the assistance of an independent financial advisor.

A.	Selected Financial Data

The following table sets forth consolidated historical financial and operating data for Catalyst Paper Corporation for the periods indicated. The financial statement data as of December 31, 2013, December 31, 2012 and September 30, 2012, for the three months ended December 31, 2012 and nine months ended September 30, 2012 and the years ended December 31, 2011, 2010 and 2009 is derived from our audited consolidated financial statements in our annual report. This information should be read in conjunction with Operating and Financial Review and Prospects, which is included in the annual report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with U.S. GAAP. All information provided below is in millions of Canadian dollars, except information related to volume, information per share, and revenue per tonne.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) DATA

(In millions of Canadian dollars)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2013	2012	2012	2011	2010	2009
Sales	$1,051.4	$260.5	$797.7	$1,079.7	$1,051.4	$1,077.7
Operating expenses
Cost of sales, excluding depreciation and amortization	970.9	245.6	718.0	970.7	930.1	890.0
Depreciation and amortization	47.0	12.9	23.4	105.5	109.7	137.3
Selling, general and administrative	33.2	7.7	26.2	40.3	43.4	44.8
Restructuring and change-of-control	1.2	–	5.3	5.9	25.3	17.9
Impairment and other closure costs	86.9	–	–	661.8	294.5	17.4
	1,139.2	266.2	772.9	1,784.2	1,403.0	1,107.4
Operating earnings (loss)	(87.8)	(5.7)	24.8	(704.5)	(351.6)	(29.7)
Interest expense, net	(37.4)	(11.6)	(60.3)	(73.2)	(71.9)	(69.1)
Gain on cancellation of long-term debt	–	–	–	–	–	30.7
Foreign exchange gain (loss) on long-term debt	(18.8)	(3.2)	24.0	(9.7)	27.6	75.3
Other income (expense), net	14.9	0.1	(2.6)	(2.1)	(2.6)	(28.6)
Loss before reorganization items and income taxes	(129.1)	(20.4)	(14.1)	(789.5)	(398.5)	(21.4)
Reorganization items, net	(1.2)	(3.2)	666.9	–	–	–
Income (loss) before income taxes	(130.3)	(23.6)	652.8	(789.5)	(398.5)	(21.4)
Income tax expense (recovery)	0.1	0.2	(1.1)	(8.4)	(19.8)	(23.1)
Earnings (loss) from continuing operations	(130.4)	(23.8)	653.9	(781.1)	(378.7)	1.7
Gain (loss) from discontinued operations net of tax	3.1	(12.9)	(3.6)	(195.5)	(19.5)	(7.3)
Net earnings (loss)	(127.3)	(36.7)	650.3	(976.6)	(398.2)	(5.6)
Net (earnings) loss attributable to non-controlling interest	(0.3)	1.5	(31.9)	2.6	1.3	1.2
Net earnings (loss) attributable to the Company	$(127.6)	$(35.2)	$618.4	$(974.0)	$(396.9)	$(4.4)

CONSOLIDATED BALANCE SHEET DATA

(In millions of Canadian dollars)

	Successor			Predecessor
	As at December 31,		As at September 30,	As at December 31,
	2013	2012	2012	2011	2010	2009
Working Capital[1]	$153.6	$151.4	$203.7	$152.4	$212.0	$214.8
Property, plant and equipment	412.2	611.6	614.1	386.3	1,285.6	1,664.7
Total Assets	700.1	978.8	1040.1	737.6	1696.2	2090.8
Current portion of long-term debt	2.0	6.6	6.7	466.8	27.0	1.0
Total debt[1]	303.8	428.6	465.6	842.3	810.9	775.6
Shareholders’ equity (deficiency)	12.9	116.3	144.9	(593.6)	423.5	813.6

CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

(In millions of Canadian dollars)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2013	2012	2012	2011	2010	2009
Cash flows provided (used) by operating activities	$(7.5)	$52.1	$(44.0)	$(71.5)	$(44.1)	$103.6
Cash flows provided (used) by investing activities	$31.4	(6.2)	(3.4)	(17.7)	(4.5)	(2.9)
Cash flows provided (used) by financing activities	$(30.3)	$(40.0)	$34.9	$18.9	$60.9	$(22.6)

OTHER FINANCIAL DATA

(In millions of Canadian dollars, except per tonne)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2013	2012	2012	2011	2010	2009
Adjusted EBITDA [2]	$46.1	$7.2	$48.2	$62.8	$52.6	125.0
Adjusted EBITDA margin [3]	4.4%	2.8%	6.0%	5.8%	5.0%	11.6%
Weighted average common shares outstanding (in millions)	14.5	14.4	381.9	381.9	381.8	381.8
Basic and diluted earnings (loss) per share (in dollars)
- Continuing operations	$(9.01)	$(1.55)	$1.63	$(2.04)	$(0.99)	$0.01
Basic and diluted earnings (loss) per share (in dollars)
- Discontinued operations	0.21	(0.89)	(0.01)	(0.51)	(0.05)	(0.02)
Common shares outstanding at end of period (in millions)	14.5	14.5	14.4	381.9	381.8	381.8
Sales (000 tonnes)
Specialty printing papers	762	207	605	838	830	892
Newsprint	283	66	198	205	236	261
Pulp	328	74	251	308	277	110
Average Sales Revenue per tonne
Specialty printing papers	833	828	833	824	812	929
Newsprint	679	666	678	689	644	683
Pulp	683	604	637	804	813	641
Production
Specialty printing papers	771	193	613	842	836	886
Newsprint	289	65	200	208	225	270
Pulp	323	75	243	315	273	87

Notes to Selected Consolidated Financial Information

[1]	Current portion of long term debt is included in total debt and excluded from working capital.

[2]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

[3]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.

We have provided below a reconciliation of adjusted EBITDA to net earnings (loss) attributable to the company, which we believe is the most directly comparable U.S. GAAP measure.

(In millions of dollars)	2009 [1]	2010	2011	2012	2013
Net earnings (loss) attributable to the Company	$(4.4)	$(396.9)	$(974.0)	$583.2	$(127.6)
Net earnings (loss) attributable to non-controlling interest	(1.2)	(1.3)	(2.6)	30.4	0.3
Net earnings (loss)	(5.6)	(398.2)	(976.6)	613.6	(127.3)
Depreciation and amortization	137.3	109.7	105.5	36.3	47.0
Impairment	17.4	294.5	661.8	–	86.9
Gain on cancellation of long-term debt	(30.7)	(0.6)	–	–	–
Foreign exchange (gain) loss on long-term debt	(75.3)	(27.6)	9.7	(20.8)	18.8
Loss on Powell River fire	–	–	2.4	–	–
Other (income) expense, net	28.6	3.2	(0.3)	2.5	(14.9)
Interest expense, net	69.1	71.9	73.2	71.9	37.4
Income tax recovery	(23.1)	(19.8)	(8.4)	(0.9)	0.1
Reorganization items, net	–	–	–	(663.7)	1.2
(Earnings) loss from discontinued operations, net of tax	7.3	19.5	195.5	16.5	(3.1)
Adjusted EBITDA [2]	$125.0	$52.6	$62.8	$55.4	$46.1

[1]	Refer to “Changes in accounting policies” under Item 5. Operating and Financial Review and Prospects for a discussion of the changes in the company’s policy with respect to classification of gains and losses on certain of the company’s derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

[2]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

Exchange Rate Data

Bank of Canada

The following table sets forth certain exchange rates based upon the noon rate as quoted by the Bank of Canada. Such rates are set forth as, for the period indicated, U.S. dollars per Canadian $1.00. On March 4, 2014 the noon rate was 0.8998 U.S. dollars per Canadian $1.00.

	2009	2010	2011	2012	2013

Low	0.7692	0.9278	0.9430	0.9599	0.9348
High	0.9716	1.0054	1.0583	1.0299	1.0164
Period-end	0.9555	1.0054	0.9833	1.0051	0.9402
Average rate [1]	0.8757	0.9710	1.0110	1.0004	0.9710

	2013				2014
	September	October	November	December	January	February
Low	0.9494	0.9564	0.9435	0.9348	0.8952	0.8977
High	0.9768	0.9724	0.9602	0.9454	0.9422	0.9130
Period-end	0.9723	0.9589	0.9435	0.9402	0.8994	0.9029
Average rate [1]	0.9669	0.9649	0.9531	0.9399	0.9139	0.9046
[1]	The average rate is derived by taking the average of the noon rate for each business day during the relevant period.

C.	Capitalization and Indebtedness

Information not required for an annual report.

D.	Reasons for the Offer and Use of Proceeds

Information not required for an annual report.

E.	Risk Factors

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

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that governs our asset based lending facility (ABL Facility) and the indentures that govern our 11% senior secured notes due 2017 ( 2017 Notes) and floating rate senior secured notes due 2016 (Exit Notes) restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes, the Exit Notes and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes and Exit Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreement that governs the ABL Facility and the indentures that govern the 2017 Notes and the Exit Notes, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

–	making it more difficult for us to satisfy our obligations with respect to our debt,

–	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

–	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

–	increasing our vulnerability to general adverse economic and industry conditions,

–	exposing us to the risk of increased interest rates as certain of our borrowings, including the Exit Notes and borrowings under the ABL Facility are at variable rates of interest

–	limiting our flexibility in planning for and reacting to changes in our industry,

–	placing us at a disadvantage compared to other, less leveraged competitors, and

–	increasing our cost of borrowing.

We may not realize our anticipated cost savings from our cost savings initiatives

We have and continue to take steps to lower operating costs by implementing various cost savings initiatives. Certain of these initiatives included, but were not limited to, five-year competitive labour agreements in British Columbia to help reposition the business, lower property tax rates for all three mills located in British Columbia, provincial approval of our application for funding relief on our salaried pension plan solvency deficit and implementation of the special portability option, disposal of surplus assets, and closure of the Snowflake recycle mill operations. Estimates of cost savings are inherently uncertain, and we may not be able to achieve all of the cost savings or expense reductions that we have projected. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In addition, our implementation of certain of these initiatives has and is expected to require upfront costs. There can be no assurances provided that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

There is a limited trading market for the company’s common shares

Although our common shares are listed on the TSX, certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

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

As at December 31, 2013 one of the paper machines at our Crofton mill has been indefinitely curtailed. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required.

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

Media trends may lead to continued declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage have had and continue to have adverse effects on traditional print media. As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may continue to decline on a long-term basis.

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

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States, 100% of our pulp sales and 22% of our paper sales in 2013. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

Approximately 67% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us.

We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

Approximately 68% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

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

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2013 we had recorded net losses in 10 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Exit Notes.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business. Our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2015. We do not anticipate labour disruptions in our operations in 2014.

We are dependent on third party transportation providers

We are dependent on third party service providers for the transportation of our raw materials and products by rail, truck, barge or ship. Material disruptions in the operations of our transportation service providers due to weather, seasonal impacts, labour disruptions or other factors could negatively affect our ability to meet customer demand in a timely manner and result in increased costs and a material adverse impact on our business, the results of our operations and reputation.

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

Although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels. In the past three years, rate increases totaled 27% which added $30 million to our costs annually. In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs from 2013 levels of approximately $14 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $34 million per year in each of the next two years of the plan. If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings. We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, There can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Since oil and natural gas are purchased on spot markets, their prices fluctuate significantly due to various external factors. We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program. There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels

We are subject to significant environmental regulation

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, water regulation, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations. It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

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

Pulp and paper mills use significant amounts of water in their manufacturing operations. The British Columbia government is reviewing its water regulation legislation which may result in increased fees for water use and cost increases for measurement and reporting. It is too early to determine the impact on the company since the level of such increases has not been determined.

Our operations may be affected by the regulation of greenhouse gases (GHG) in Canada:

•	The Federal government has indicated its intent to regulate GHG emissions on a sector by sector basis in order to achieve their targeted reduction of 17% by 2020 based on 2005 emissions. The pulp and paper sector limits are expected to be based on an appliance basis where benchmarks are set for each type of combustion equipment. It is unknown what the federal government’s final position on this initiative will be, as the requirements have not been enacted into law but we may be required to incur additional capital expenditures to comply with these requirements.
•	British Columbia is a signatory to the Western Climate Initiative, a collaboration of four provinces and currently one U.S. state (California), whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020. In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S. The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain.

The B.C. government imposed a broad based carbon tax on fossil fuels in 2008 which reached its maximum of $30/tonne of carbon dioxide equivalent emissions in 2012. The impact of the carbon tax depends on our ability to decrease the use of fossil fuel. For the year ended December 31, 2013 we paid $5.9 million in carbon taxes on our fossil fuel purchases.

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

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants. Native American tribes and the United States government contend that the Snowflake mill’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

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

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests. A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs. We have implemented The Forest Stewardship Council chain-of-custody system to verify that selected paper products at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands. Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

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

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2013 the underfunded liability associated with the defined benefit pension plans was $117.3 million and the underfunded liability associated with the other post-retirement benefit plans was $151.8 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2014, we are required to contribute $4.5 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

We have outstanding US$250 million of 2017 Notes and US$19.4 million of Exit Notes. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. We may not have sufficient financial resources to fund any such repurchase.

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

14,400,000 new common shares were issued from the treasury of the company to the holders of the 2016 Notes (as hereinafter defined) on September 13, 2012, in accordance with the company’s plan of arrangement (“Plan”) under the Companies’ Creditors Arrangement Act (CCAA) and a further 127,571 new common shares were issued from treasury on December 19, 2012 to certain unsecured creditors of the company who elected to receive their pro rata share of up to 600,000 common shares pursuant to the terms of the Plan. Under the terms of the Plan all former shares and other securities of the company issued and outstanding on September 13, 2012 were deemed automatically cancelled. See “Restructuring and Implementation of Plan”.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3.

Executive Changes

Joe Nemeth was appointed President, Chief Executive Officer, and director of the company effective October 1, 2013. Kevin J. Clarke had advised of his intention to resign as President and Chief Executive Officer in the first quarter of 2013 and left the company at the end of June 2013. Leslie T. Lederer, a Director and Chairman of the company, who held this position on an interim basis until Mr. Nemeth’s appointment, continues as a director and Chairman of the Board of directors.

As part of its plan to improve cost competitiveness and increase operational focus, the company reduced the size of its executive team by three positions during 2013.

Defined Benefit Pension Plan for Salaried Employees - Special Portability Election

Under a special portability election option, we offered members of our defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012 and had until June 30, 2013 to revoke such elections in favour of continuing to receive monthly pension payments. 285 plan members representing $38.3 million of reduced lump-sum value (representing $59.6 million of commuted value as described below) maintained their elections.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012 plus quarterly top-up payments over the next four years totaling 8% of their commuted value (being the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds). Lump-sum payments were made in July 2013 from plan assets. Implementation of the special portability option resulted in a reduction of approximately $21 million in the plan’s solvency deficit as at December 31, 2012. The company’s contribution to the solvency deficit of the plan and top-up payments for 2013 totaled approximately $4 million.

Sale of Non-core Assets

During 2013, we completed the sale of a number of non-core assets, including:

•	Sale of Port Alberni Wastewater Treatment Facility

On September 30, 2013 we completed the sale of a wastewater treatment facility and related infrastructure to the City of Port Alberni for proceeds of $5.8 million. The sale included the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront. We received $5.0 million of the proceeds on September 30, 2013 and will receive $0.8 million in September 2014.

•	Sale of Elk Falls Site

On May 24, 2013 we completed the sale of our Elk Falls industrial site and related assets for proceeds of $8.6 million to Quicksilver Resources Canada Inc. The pulp and paper mill which formerly operated at the Elk Falls site was indefinitely curtailed in 2009 and permanently closed in 2010.

•	Sale of Interest in Powell River Energy

On March 20, 2013 we completed the sale of our 50% interest in Powell River Energy Inc. (“PREI”) and Powell River Energy Limited Partnership (collectively “Powell River Energy”) for $33 million. Electricity generated by PREI will continue to be sold to the company under the existing power purchase agreement which expires in 2016 with extension to 2021 in one-year renewal term increments at the option of the company.

Under the Plan, approximately $12.7 million of the net proceeds of the sale were distributed to unsecured creditors who, pursuant to our restructuring under the CCAA, did not elect to receive shares in settlement of their claims. The company made an offer on March 26, 2013 to purchase US$20 million of its floating rate senior secured notes due 2016 (Exit Notes) with the balance of the net proceeds. See “Purchase of Exit Notes” below.

•	Sale of Snowflake Mill

On January 30, 2013 we completed the U.S. Court approved sale of the assets of the closed Snowflake facility and the shares of The Apache Railway Company to a third party for US$13.5 million and other non-monetary consideration. The Snowflake facility permanently closed on September 30, 2012.

We have agreed to settle the mortgage receivable due from PRSC Limited Partnership and sell our interest in PRSC Land Developments Ltd. for approximately $3.0 million and continue to work toward completion of that transaction. We also continue to actively market our remaining poplar plantation land.

Successful Appeal of Sales Tax Reassessment

On January 28, 2014, the Supreme Court of British Columbia ruled in favour of the company in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. We estimate that we will receive a sales tax refund of $5.8 million including interest. The Province of British Columbia has applied to the British Columbia Court of Appeal for leave to appeal this decision.

Purchase of Exit Notes

Holders of US$15.6 million of Exit Notes accepted the offer made on March 26, 2013 to purchase up to US$20.0 million of the Exit Notes with the balance of net proceeds from the sale of our interest in PREI. On April 24, 2013, the company completed the purchase of US$15.6 million of Exit Notes at par plus accrued and unpaid interest.

Listing of Common Shares

On January 7, 2013, our new common shares were listed and began trading on the Toronto Stock Exchange (TSX) under the symbol “CYT”.

Return to Provincial Sales Tax

On April 1, 2013, the Province of British Columbia reverted back to a provincial sales tax (PST) regime. The additional direct annualized cost to our business is estimated to be approximately $12 million, based on actual 2013 expenditures. Approximately $9 million of this increase relates to purchased electric power.

Restructuring and Implementation of Plan of Arrangement in 2012

On January 31, 2012, the company and certain of its subsidiaries obtained an order from the Supreme Court of British Columbia under the CCAA and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code. The company’s secured and unsecured creditors approved the Plan under the CCAA at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process. The Plan became effective on September 12, 2012 and the restructuring under the Plan completed on September 13, 2012.

Implementation of the Plan resulted in the company reducing its debt by $390 million, eliminating $80 million of accrued interest and reducing annual interest expense and other cash costs by approximately $70 million per year. As a result of the reorganization under the Plan:

•	Holders of the company’s 11% senior secured notes due 2016 (“2016 Notes”) exchanged their US$390.4 million aggregate principal amount of 2016 Notes plus accrued and unpaid interest for:

-	US$250.0 million aggregate principal amount of senior secured notes due in 2017 (“2017 Notes”) that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

-	14.4 million new common shares which represented 100% of the company’s issued and outstanding common shares subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) common shares that may be issued under a new management incentive plan should such a plan be adopted in the future.

•	Holders of the company’s 7.475% senior unsecured notes due 2014 (‘2014 Notes”) exchanged their US$250.0 million aggregate principal amount of 2014 Notes plus accrued and unpaid interest for:

-	Their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds (the “PREI Proceeds Pool”) following the sale of the company’s interest in Powell River Energy, or

-	If an equity election was made, their pro rata share of 600,000 new common shares (the “Unsecured Creditor Share Pool”).

•	General creditors exchanged their general unsecured claims for:

-	Their pro rata share of the PREI Proceeds Pool; or

-	If an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

-	If the general unsecured claim was equal to or less than $10,000 (unless an equity election was made), or if a valid cash election were made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (the “Cash Convenience Pool”).

●	On September 13, 2012 all previously outstanding common shares of the company were cancelled for no consideration and holders of such common shares did not, and will not, receive any distribution under the Plan.

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

A new board of directors was appointed effective upon completion of the restructuring under the Plan on September 13, 2012.

We sold our interest in Powell River Energy for $33 million on March 20, 2013, paid out the PREI Proceeds Pool to applicable unsecured creditors and offered our portion of the proceeds from the sale of Powell River Energy to purchase Exit Notes at par pursuant to the terms of the Exit Facility. See “Sale of Non-core Assets – Sale of Interest in Powell River Energy”.

Post-Restructuring Financing Arrangements

Concurrently with implementation of the Plan, we entered into a new $175.0 million asset-based lending facility (“ABL Facility”) to provide financing for general corporate purposes and the repayment of the debtor-in-possession asset based lending facility that was in place throughout the CCAA proceedings. The company also completed a US$35 million secured exit financing facility (“Exit Facility”) on September 13, 2012 and issued US$35 million of Exit Notes under that facility on its exit from protection under the CCAA. The Exit Facility provided the company with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA. On April 24, 2013 the company purchased US$15.6 million of Exit Notes from holders of Exit Notes with proceeds from the sale of Powell River Energy. See “Sale of Non-core Assets – Sale of Interest in Powell River Energy” and “Purchase of Exit Notes”.

Closure and Sale of Snowflake Mill

The company permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake had generated negative EBITDA since 2009. In August 2012, the company obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the company’s shares in The Apache Railway Company, were sold to a third party for US$13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US$19.9 million, including a withdrawal liability of approximately US$11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. It is typical for withdrawal liabilities of this nature to be paid over 20 years and the company is paying approximately US$100,000 per month towards this liability leaving a balance of approximately US$10.6 million outstanding as at December 31, 2013. The Fund has taken the position that it is entitled to accelerate payment which the company disputes. Closure costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale resulted in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

Permanent Closure of the Elk Falls Paper Mill and the Coquitlam Paper Recycling Facility

We permanently closed our Elk Falls paper mill in Campbell River, B.C., and our Coquitlam paper recycling facility during the third quarter of 2010 in light of weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs. The paper recycling facility was located on leased land and on March 23, 2012, as part of our proceedings under the CCAA, we disclaimed the lease. The Elk Falls site was sold to a third party in 2013. See “Sale or Non-Core Assets – Sale of Elk Falls Site”.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2013:

2013 Production Curtailment (000 tonnes)	Specialty Printing Papers	Newsprint(1)	Pulp	Total
Q1	–	35	–	35
Q2	–	35	–	35
Q3	–	35	–	35
Q4	–	35	–	35
Total	–	140	–	140
(1)	The newsprint production curtailment relates to the Crofton C1 paper machine which was curtailed throughout 2012. This machine has been indefinitely curtailed since January 21, 2010 as a result of reduced customer demand and high operating costs.

Cogen Arbitration Settlement

In January, 2011 pursuant to settlement of an arbitration proceeding in 2009, we transferred to Island Cogeneration No. 2. Inc. (“Cogen”) the land at our Elk Falls site that had been leased by Cogen upon which its energy facility is located. We also granted certain easements and access rights to Cogen over the Elk Falls site to facilitate the independent operation of the energy facility. In addition, Cogen has agreed to take steps to eliminate its reliance on the Elk Falls site for certain services. The Elk Falls site was sold to a third party in 2013. See “Sale of Non-Core Assets - Sale of Elk Falls Site”.

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

Defined Benefit Pension Plans Funding

In December, 2011, the B.C. Superintendent of Pensions granted us an extension of time for payment of the solvency deficits under certain of our defined benefit pension plans. This extension provided for payments necessary to amortize the solvency deficits over the seven year period ending December 2017, including annual payments of $10.6 million for 2011, 2012 and 2013. As part of our CCAA proceedings we paid an additional $1.1 million in respect of the solvency deficiencies in 2012. During our CCAA proceedings, we obtained government approval (i) to offer a special portability election option in respect of our defined benefit pension plan for salaried employees (See “ Defined Benefit Pension Plan for Salaried Employees - Special Portability Election”) and (ii) for further funding relief in respect of our obligation to make payment to the solvency deficit for that pension plan. The funding relief provides for fixed annual contributions to the solvency deficit over a 15-year period ending in 2027 and a final payment of the remaining deficit in 2028. This change results in estimated annual cash savings of approximately $7 million per year commencing in 2013.

Property Tax Disputes and Resolution

We disputed the amount of 2009, 2010 and 2011 property taxes assessed by the District of North Cowichan. Our appeal to the Supreme Court of Canada regarding North Cowichan’s 2009 property taxes was dismissed on January 20, 2012. Shortly after that ruling we discontinued our proceedings disputing the 2010 and 2011 property taxes assessed by North Cowichan and paid all unpaid property taxes owing to North Cowichan. We paid the full amount of our 2012 and 2013 property taxes in all of the communities in which we operate when due.

We continue to press for a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate.

We have had success in pursuing arrangements outside of the courts. North Cowichan reduced the property taxes payable by the company in respect of the Crofton facility substantially in 2012 and 2013 from previous levels. On April 9, 2010 we entered into an agreement in principle with the City of Powell River to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly pursue arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s wood waste boiler. The sale of our wastewater treatment facility to the City of Port Alberni in September, 2013 included property tax certainty over the next five year period.

Collective Agreements

New collective agreements with the Communications, Energy and Paperworkers Union (CEP) locals at our Crofton, Port Alberni and Powell River mills and the Pulp, Paper and Woodworkers Union of Canada (PPWC) local at our Crofton mill were entered into effective May 1, 2012 during our restructuring under the CCAA and expire on April 30, 2017. The new labour agreements include a 10% reduction in hourly rates along with various adjustments to vacation, health benefits and work rules necessary to provide Catalyst with a more competitive labour cost structure. The CEP amalgamated with the Canadian Autoworkers Union in 2013 under the name Unifor. We also completed a new collective agreement at our Surrey Distribution Centre with the Christian Labour Association of Canada (“CLAC”) in early March 2012 which expires in 2015 and maintains existing rates and benefits. Unifor became the bargaining agent for the hourly employees at the Surrey Distribution Centre during 2013.

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

Capital Expenditures

Over the past five years our capital expenditures on manufacturing operations have totalled approximately $89 million. In the year ended December 31, 2013, approximately $23.0 million was spent on various environmental, maintenance of business and discretionary projects. We expect our capital spending to approximate $20 million in 2014.

The following table summarizes capital expenditures on continuing operations over the past five years:

(In millions of dollars)	2013	2012	2011(2)	2010	2009	Total
Paper(1)	17	18	15	11	11	72
Pulp	6	5	5	–	1	17
Continuing Operations	23	23	20	11	12	89

(1)	The paper segment includes capital expenditures related to PREI. Until the sale of our interest in PREI, we consolidated 100% of PREI.
(2)	Capital spending in 2011 included approximately $18 million related to two projects focused on energy efficiency, environmental improvement and cost reduction that were funded by utilizing $18 million of available Green Transformation Program credits.

B.	Business Overview

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

The chart below represents our expectation as to mill capacity in 2014, in thousands of tonnes, among the different product lines that can be produced at each mill. Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2014 CAPACITY BY MILL LOCATION AND PRODUCT LINE [1]
		Specialty printing papers [1]			Newsprint [1]	Market Pulp		Total
Mill location	Number of paper machines	Uncoated mechanical	Coated Mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	2	-	-	-	349,000	355,000	[2]	704,000
Port Alberni, B.C.	2	-	224,000	116,000	-	-		340,000
Powell River, B.C.	3	469,000	-	-	-	-		469,000
Total capacity (tonnes)	7	469,000	224,000	116,000	349,000	355,000		1,513,000
% of total capacity		31%	15%	8%	23%	23%		100%

(1)	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades. Although newsprint can be produced at Powell River, we are not currently producing newsprint at that location.
(2)	Total pulp capacity at Crofton is 393,000 tonnes, of which 355,000 tonnes are designated as market pulp with the remaining 38,000 tonnes being consumed internally.

(3)	The No. 1 paper machine at Crofton (with a capacity of, approximately 140,000 tonnes of newsprint production on an annualized basis) remains indefinitely curtailed and is not included in the table.

Specialty Papers

Our specialty printing papers can be manufactured on all of our paper machines. The specialty paper business segment has a total annual production capacity of 809,000 tonnes in 2014.

Specialty printing paper products represent our largest business segment, generating 61% of our 2013 consolidated sales revenue. Our customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily through our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2013, 89% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on three paper machines in British Columbia at Crofton and Powell River. The newsprint business segment has a current total annual production capacity of 349,000 tonnes in 2014.

Newsprint sales generated 18% of our 2013 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2013, 44% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of NBSK pulp manufactured on two production lines at the Crofton mill, which has a total annual production capacity of 393,000 tonnes, of which approximately 38,000 tonnes represent capacity being consumed internally. The pulp business segment has a total annual NBSK market production capacity of 355,000 tonnes in 2013.

Pulp sales generated 21% of our 2013 consolidated sales revenue. In 2013, 100% of our pulp sales volumes were with customers in Asia.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

The following tables set out our total revenues by product and geographic market for each of the last three financial years:

Paper Sales [1]
(In millions of dollars)	Year Ended December 31,
	2011	2012	2013
United States	$511.6	$515.8	$523.9
Canada	156.6	147.8	121.6
Latin America	88.3	87.7	102.7
Asia and Australia	73.5	102.0	79.2
Europe and Other	1.7	0.4	–
	$831.7	$853.7	$827.4

Pulp Sales
(In millions of dollars)	Year Ended December 31,
	2011	2012	2013
Canada	$4.6	$–	$–
Asia and Australia	243.3	201.9	223.8
Europe and Other	0.1	2.6	0.2
	$248.0	$204.5	$224.0

[1]	Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 23% of the world’s consumption for coated mechanical paper, 31% for uncoated mechanical paper and 13% for newsprint. Specialty printing paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities. Specialty printing paper and newsprint is shipped overseas utilizing both deep-sea vessels and containers, and by a combination of barge, rail and truck for destinations in North America. We use the services of independent warehouses for distribution to our customers in other parts of the world.

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

Fibre Supply

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers. Our fibre supply comes primarily from residual wood chips from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2013 our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips and pulp logs. Approximately 67% of our fibre is provided by five suppliers.

Approximately 68% of our fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs.

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

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices. The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations. Our production levels in 2011, 2012 and 2013 were not impacted by fibre shortages.

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

Competitive Strengths

We believe that we have the following competitive strengths:

•	Cost-Competitive Manufacturing. Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs. We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products. There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs. We have reduced our labour costs through our new labour agreements in 2012 and have made significant capital expenditures over the past six years to shift production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

•	Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 1.48 million tonnes of paper and pulp. We are the only producer of coated mechanical and supercalendered papers in western North America and the largest producer of glossy paper in the region. Our Crofton operation is a tidewater mill giving it reliable, low-cost access to international pulp and paper markets via breakbulk vessels.

•	Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to explore niche opportunities in the marketplace. The most recent addition to our extensive lineup is Marathon Lite, an ultra-light newsprint grade that offers publishers and printers environmental and economic benefits of a lighter sheet without sacrificing print quality or runnability. In 2010 we introduced Pacificote™, a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications. We also launched Electrabrite™ Book, a range of caliper-controlled grades for book publishers, Electrabrite 100% recycled hi-bright grade papers (a grade that was produced at Snowflake prior to its closure in 2012) and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades. We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•	Efficient Supply Chain Management Practices. Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping. Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest. Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels. We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia manufacturing sites and then ships via rail, truck and container to our customers. This allows us to choose the most cost effective transportation mode in conjunction with customer requirements. We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software. We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.

Business Strategy

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base in a socially responsible manner. In 2013, the focus will be on objectives and initiatives in four areas:

•	Financial. Generating positive cash flow, reducing interest cost and debt levels, mitigating the impact of energy cost rate increases and reducing operating costs and improving productivity in our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

•	Corporate Social Responsibility. Improving overall safety performance, including targeting a 20% reduction in medical incidents and lost time injuries from 2013, to work towards top quartile safety performance, establishing the company as an employer of choice and developing best in class employee recruitment and retention programs.

•	Commercial. Continue to expand geographic reach of the company into emerging world markets of Latin America and Asia, continue growth of new value added specialty products, including Ascent and Marathon Lite, and increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

•	Environmental. Continue to work with community stakeholders to identify and implement sustainable watershed management solutions, continue to adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors and support British Columbia Forest Stewardship Council standards to achieve increase access to certified fibre supply.

C.	Organizational Structure

We own all of the issued and outstanding shares of the following principal subsidiaries as of December 31, 2013:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware

We are a partner of the British Columbia general partnership Catalyst Paper. We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder.

D.	Property, Plant and Equipment

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 8 paper machines at three mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“C1”)	Specialty/Newsprint(1)
Paper Machine No. 2 (“C2”)	Newsprint
Paper Machine No. 3 (“C3”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“A4”)	Specialty
Paper Machine No. 5 (“A5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“P9”)	Specialty
Paper Machine No. 10 (“P10”)	Specialty
Paper Machine No. 11 (“P11”)	Specialty

Our 2014 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
		Year ended December 31,
Mill	Annual Capacity 2014 (tonnes)	2013	2012
Crofton(1)	349,000	318,274	317,494
Port Alberni	340,000	312,594	324,231
Powell River	469,000	433,003	436,359
Snowflake(2)	–	–	230,640
	1,158,000	1,063,871	1,308,724

(1)	We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above does not include the capacity of that paper machine.
(2)	The Snowflake mill permanently closed on September 30, 2012.

Crofton

Crofton's capacity is 349,000 tonnes of newsprint. C1 at Crofton was curtailed from February 1, 2009 to May 25, 2009 and indefinitely curtailed since January 21, 2010.

The Crofton paper mill’s three paper machines commenced operation in 1964, 1968 and 1982. All three machines are capable of producing either newsprint or directory paper as market conditions warrant but C2 and C3 are currently dedicated to producing newsprint. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces. Pulp furnish for the paper mill is supplied by a three-line TMP mill.

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

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant. An $8.0 million upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

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

Powell River Energy Inc. (“PREI”) owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 83 megawatts and provides the power generated by its facilities to us under a power purchase agreement between us and PREI which expires in 2016 with extensions to 2021 in one-year renewal term increments at our option. Payments to PREI under the power purchase agreement and related agreements are essentially equivalent to the applicable British Columbia Hydro and Power Authority rate from time to time. PREI’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. The power purchase agreement and related agreements continue in effect after the sale of our interest in PREI in 2013. See Information on the Corporation - History and Development of the Corporation – Sale of Non-Core Assets”.

Snowflake

The assets of the Snowflake mill consisted of two paper machines and associated assets, including The Apache Railway Company (“Apache”). Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona. Snowflake used Apache to transport coal for one of its boilers and to transport a portion of its finished goods. The company permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. The Snowflake mill and associated assets, including the company’s shares in Apache, were sold to a third party for US$13,460,000 in a sale that completed on January 30, 2013. See Information on the Corporation - History and Development of the Corporation – Sale of Non-Core Assets”.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill. Our annual pulp production capacity for 2014 is 393,000 tonnes. Our annual market pulp capacity is 355,000 tonnes (which excludes pulp consumed internally) as compared to market pulp production for the years ending December 31, 2013 and December 31, 2012 of 323,200 tonnes and 317,900 tonnes, respectively.

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

We sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2019, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to a lease which expires in November, 2014 (with an option to renew for a further 3 year term). We lease the premises for our sales office in Seattle, Washington pursuant to a lease which expires in November, 2016.

Each of our Crofton, Powell River and Port Alberni manufacturing facilities are situated on land we own. The Crofton mill is located on a 107 hectare site, the Powell River mill is located on a 94 hectare site and the Port Alberni mill is located on a 44 hectare site. The Snowflake mill site lands were sold as part of the sale of the Snowflake assets and shares of The Apache Railway Company in January, 2013.

Our Crofton, Powell River and Port Alberni properties are subject to a first lien in favour of the holders of Exit Notes, a second lien in favour of the holders of 2017 Notes and a third lien in favour of the lenders under our ABL Facility.

Environment

Our operations are subject to a wide range of general and industry specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the past two decades to comply with solid and hazardous wastes, effluent and air regulations. Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001:2004 standard at all four of our operating facilities. The environmental management system utilizes annual internal surveillance audits and external compliance audits of our manufacturing facilities. Action plans are developed to address any deficiencies and updates are regularly communicated to management and a committee of the board of directors. Compliance audits at the active B.C. operations were completed during 2012. No new material issues were uncovered during those audits.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade. Issues that have been targeted include water regulation, air emissions, particulates, sulphur dioxide and greenhouse gases. A number of those initiatives are described below.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice we have at least ten years’ capacity in our key landfills at Crofton, Port Alberni and Powell River. We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.

Effluent

In 2003 we began an initiative to reduce water use at all facilities. We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis (17% on an intensity basis). Since 2008, our absolute water use decreased by approximately 33% or 53 million m3 due to closure of the Elk Falls and Paper Recycling Divisions. Water use intensity increased by 13% for the same period due to increased production rates of brighter coated paper and kraft pulp production which consume more water compared to typical mechanical papers.

Air Emissions

Over the past twenty years, substantial capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes odour collection and treatment systems and new precipitators at Crofton, a fluidized bed boiler conversion at Port Alberni and a fluidized bed boiler at Powell River. Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on fine particulates, sulphur oxides and other criteria air contaminants.

In 2013, federal, provincial and territorial governments established voluntary base level industrial emission requirements (“BLIERS”) that set a base level of performance for major industries in Canada with respect to particulate matter and sulphur dioxides (“SO2”). Catalyst is in compliance with the BLIERS standard for pulp and paper mills.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. At our Canadian operations, direct GHG emissions in 2013 were at 15% of their 1990 levels on an absolute basis.

We have been recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure and we introduced our Sage line of environmentally preferred products in 2010 and continue to offer manufactured carbon neutral products. By virtue of early response and rigorous carbon accounting, we believe we are well positioned relative to developments like the implementation of a carbon tax. The B.C. government imposed a broad based carbon tax on fossil fuels commencing July 1, 2008. On July 1, 2012, the tax rate reached its maximum of $30/tonne of carbon dioxide equivalent emissions.

The federal government of Canada has indicated its intent to regulate GHG emissions on a sector by sector basis in order to achieve their targeted 17% reduction by 2020 from 2005 levels. The pulp and paper sector limits are expected to be based on an appliance basis where benchmarks are set for each type of combustion equipment. The initiative is in the very early stages and additional information is expected to be available in 2014.

British Columbia is a signatory to the Western Climate Initiative (“WCI”), a collaboration of four provinces and currently one U.S. state, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020. In addition, the B.C. government announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim reduction targets of 6% by 2012 and 18% by 2016. The British Columbia government recently disassembled its Pacific Carbon Trust and has not stated whether it will be joining the WCI cap and trade program.

Environmental Expenditures

In 2013, we spent approximately $2.2 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.4 million in 2014.

Contaminated Sites

British Columbia contaminated sites legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies. We are not aware that any of our sites or land parcels are considered by the Province to be contaminated under the Province’s contaminated sites legislation.

Social Responsibility

Fibre Certification Chain of Custody

We have implemented the Programme for the Endorsement of Forest Certification (“PEFC”) chain of custody system to verify that select paper products made at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre. A Forest Stewardship Council (“FSC”) chain of custody system was implemented at all three of our British Columbia mills in 2011. In December 2009 FSC awarded a five year group certificate to the Coast Forest Conservation Initiative (of which Catalyst is a member). This potentially makes available an additional FSC certified fibre source in British Columbia for use in our fibre stream. We annually disclose our fibre pedigree to the Forest Footprint Disclosure Project, enhancing transparency and public access to accurate data.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band. The most extensive initiative is a limited partnership with the Tla’amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006. We have entered into an agreement in principle with the Sliammon and the City of Powell River to transfer our interest in this limited partnership to them. In Port Alberni, we continue to discuss opportunities with First Nations groups.

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

This complements our voluntary initiative with World Wildlife Fund Inc. (WWF) and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (GETF) to reduce CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010 primarily through energy conservation measures. Our 2013 absolute greenhouse gas emissions were 15% of 1990 levels.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern has grown, we worked with WWF Canada over the last decade transitioning to direct measurement of priority emissions. Under this joint initiative, we have been able to characterize our mills’ emissions based on testing of actual emissions rather than use of data derived from emission factors. The Clean Production Initiative extended to procurement of chemicals and reductions of substances of concern. The initiative was completed in 2013 and we are currently working with WWF with a view to developing other programs.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2013.

Business overview

Operating earnings for the year declined due to reduced paper sales, lower average transaction prices for all paper segments and higher manufacturing costs. This was partially offset by better pulp sales volumes and pricing, and the positive impact of a weaker Canadian dollar. Total sales volumes were down primarily due to a shortfall in our production volumes resulting from a number of unforeseen maintenance events and start-up issues related to our major maintenance outages in the year.

Manufacturing costs crept higher due to significantly higher electric power cost and increased maintenance and labour spending. Power cost increased due to rate increases by BC Hydro as well as the reinstitution of provincial sales tax. These cost increases were partially offset by power sales generated by the G12 steam turbine generator at our Powell River mill.

We completed the sale of most of our non-core assets in the year, including the Snowflake mill, our interest in Powell River Energy, the Elk Falls site, and the Port Alberni wastewater treatment facility, for total proceeds of $51.4 million. We also completed the partial settlement of our defined benefit plan for salaried employees (Salaried Plan) under the special portability election option.

Financial performance

We recorded a net loss attributable to the company of $127.6 million and a net loss attributable to the company before specific items of $31.5 million in 2013. This compared to a net gain of $583.2 million in 2012, reflecting the impact of reorganization under creditor protection proceedings, and a net loss attributable to the company before specific items of $37.8 million.

Significant specific items in 2013 included reorganization costs related to finalizing the creditor protection proceedings, a net gain on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy and the Elk Falls site, a settlement gain on our Salaried Plan under the special portability election option, a loss on the purchase of Exit Notes, a foreign exchange loss on the translation of U.S. dollar denominated debt and an adjustment in the carrying value of our goodwill and fixed assets due to an impairment charge required by accounting rules under US GAAP.

Significant specific items in the prior year included reorganization credits related to the forgiveness of pre-petition debt and accounts payable and fair value adjustments from the implementation of fresh start accounting, reorganization expenses related to legal and consulting fees, restructuring fees incurred prior to entering creditor protection, closure costs related to the discontinued Snowflake mill, and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Sales [2]	$1,051.4	$1,058.2	$1,079.7
Operating earnings (loss) [2]	(87.8)	19.1	(704.5)
Depreciation and amortization [2]	47.0	36.3	105.5
Adjusted EBITDA [1,2]	46.1	55.4	62.8
– before restructuring costs [1,2]	47.3	60.7	68.7
Net earnings (loss) attributable to the company	(127.6)	583.2	(974.0)
– before specific items [1]	(31.5)	(37.8)	(126.3)
Total assets	700.1	978.8	737.6
Total long-term liabilities	565.5	720.6	713.6
Adjusted EBITDA margin [1,2]	4.4%	5.2%	5.8%
– before restructuring costs [1,2]	4.5%	5.7%	6.4%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations [3]	$(9.01)	$41.65	$(2.04)
– basic and diluted from discontinued operations [3]	0.21	(1.15)	(0.51)
– before specific items [3]	(2.17)	(2.62)	(0.33)

(In thousands of tonnes)
Sales [2]	1,373.3	1,401.4	1,351.2
Production [2]	1,382.6	1,388.6	1,365.1
Common shares (millions)
At period-end [3]	14.5	14.5	381.9
Weighted average [3]	14.5	14.4	381.9

(1)	Refer to Non-GAAP measures.
(2)	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2013.
(3)	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on the weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on the weighted average common shares outstanding prior to emergence from the creditor protection proceedings. These shares were cancelled on September 13, 2012.

Market Overview

North American demand decreased for all paper grades in 2013 except for uncoated mechanical. After a slow start, demand for uncoated mechanical increased significantly in the second half of the year. The decline in North American demand was most significant for directory and newsprint. Strong exports to Asia, however, partly compensated for weak domestic newsprint demand. Compared to 2012, inventory levels at the end of 2013 increased for lightweight coated (LWC) and uncoated mechanical, remained flat for newsprint and declined for directory. Average benchmark prices for the year were down for all paper segments compared to the prior year. Prices and operating rates for uncoated paper recovered in the second half of the year due to stronger market conditions.

The global market for NBSK pulp increased due to increased demand in China. NBSK pulp benchmark prices for China increased in 2013.

Sale of Non-Core Assets

During 2013, we completed the sale of a number of non-core assets, including, the sale of a wastewater treatment facility and related infrastructure to the City of Port Alberni for proceeds of $5.8 million, $5 million which was paid in 2013 with the remaining $0.8 million payable in September, 2014, the sale of our Elk falls industrial site and related assets for $8.6 million, the sale of our 50% interest in Powell River Energy for $33 million and the sale of the closed Snowflake mill for US$13.5 million. See “Information on the Corporation - History and Development of the Corporation - Sale of Non-Core Assets”.

Adjustment to Carrying Value of Long Lived Assets

On December 31, 2013 we wrote down the full carrying value of our goodwill by $56.7 million and the carrying value of our buildings, plant and equipment by $30.2 million due to the need to record an asset impairment charge required by accounting rules under U.S. GAAP. Potential impairment indicators that led to this adjustment included declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability.

The total earnings projections of our mills as at December 31, 2013 used in the impairment calculation were higher than the earnings projections as at September 30, 2012 used for fresh start accounting; however, accounting rules under U.S. GAAP require downward adjustments, but do not allow upward adjustments, on fixed asset values. The reduction in carrying values were to the fixed assets of our Powell River and Port Alberni mills due in part to reduced pricing forecast for specialty paper as compared to pricing forecasts in 2012 that were utilized when we assigned fair values to our assets under fresh start accounting. Conversely, the impact of stronger current and forecasted pricing for newsprint and pulp and forecasted currency weakness supported a higher fair value for the Crofton pulp and paper mills than the fair value established under fresh start accounting in 2012.

Refer to Item 5 - Critical Accounting Policies and Estimates for a description of the assumptions and estimates used to calculate this impairment charge.

Restructuring

On January 31, 2012, the company and certain of its subsidiaries obtained an order from the Supreme Court of British Columbia under the CCAA and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code. The company’s secured and unsecured creditors approved the Plan under the CCAA at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process. The Plan became effective on September 12, 2012 and the restructuring under the Plan completed on September 13, 2012.

Implementation of the Plan resulted in the company reducing its debt by $390 million, eliminating $80 million of accrued interest and reducing annual interest expense and other cash costs by approximately $70 million per year. See “Information on the Corporation - History and Development of the Corporation - Restructuring and Implementation of Plan of Arrangement in 2012”.

Post-Restructuring Financing Arrangements

Concurrently with implementation of the Plan, we entered into a new $175.0 million asset-based lending facility (“ABL Facility”) to provide financing for general corporate purposes and the repayment of the debtor-in-possession asset based lending facility that was in place throughout the CCAA proceedings. The company also issued US$35.0 million of Exit Notes on September 13, 2012 on its exit from protection under the CCAA to provide backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA. On April 24, 2013 the company purchased US$15.6 million of Exit Notes from holders of Exit Notes with proceeds from the sale of Powell River Energy. See “Information on the Corporation - History and Development of the Corporation - Sale of Non-core Assets – Sale of Interest in Powell River Energy” and “Purchase of Exit Notes”.

Closure and Sale of Snowflake Assets and Canadian Operations

The company permanently closed its Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake has generated negative EBITDA since 2009. In August 2012, the company obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the company’s shares in The Apache Railway Company, were sold to a third party for US$13,460,000 in a sale that completed on January 30, 2013.

The Snowflake mill closure resulted in closure costs of approximately US$19.9 million, including a withdrawal liability of approximately US$11.7 million in connection with the PACE Industry Union-Management Pension Fund, a multi-employer pension plan which we contributed to for hourly employees at the Snowflake mill. It is typical for withdrawal liabilities of this nature to be paid over 20 years and the company is paying approximately US$100,000 per month towards this liability leaving a balance of approximately US$10.6 million outstanding as at December 31, 2013. The Fund has taken the position that it is entitled to accelerate payment which the company disputes. Closure costs were mitigated from the sale of the Snowflake assets and realization of working capital. The sale resulted in the elimination of future operating losses associated with the Snowflake mill and savings of annualized selling, general and administrative expenses.

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

New Labour Agreements

In March 2012, new five-year labour agreements were entered into with unions representing more than 1,000 paper and pulp workers at the company’s Crofton, Port Alberni and Powell River mills. The contracts entered into with CEP (a predecessor to Unifor) and PPWC went into effect on May 1, 2012 and expire on April 30, 2017. In April, 2012, the company signed a new three year labour agreement with the Christian Labour Association of Canada (since replaced by Unifor), expiring on March 31, 2015 covering the hourly workers located at the Surrey Distribution Centre. The new agreement maintains existing rates and benefits throughout the term.

Return to Provincial Sales Tax

On April 1, 2013, the Province of British Columbia reverted back to a provincial sales tax (“PST”) regime. The additional direct annualized cost to our business is estimated to be approximately $12 million, based on actual 2013 expenditures. Approximately $9 million of this increase relates to purchased electric power.

Canadian dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Exchange

	2011				2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	1.015	1.033	1.020	0.977	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953
Average effective rate	1.011	1.032	1.020	0.977	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953
Period-end spot rate	1.029	1.037	0.963	0.983	1.001	0.981	1.017	1.005	0.985	0.951	0.972	0.940

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2013 and traded below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2013. The US$/CDN$ exchange rate movement in 2013 compared to 2012 resulted in a positive variance of $27.6 million on revenue and a positive variance of $21.1 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $18.8 million on the translation of U.S. dollar denominated debt in 2013, compared to an after-tax foreign exchange gain of $20.8 million in 2012. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2013 we did not have any foreign currency options or forward contracts outstanding. Refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, Financial Instruments, for additional details.

CONSOLIDATED RESULTS - ANNUAL

Consolidated results of operations

Year ended December 31, 2013 compared to year ended December 31, 2012

Sales

Sales decreased by $6.8 million in 2013 due to lower transaction prices for all paper segments, and lower sales volumes for all specialty grades, partially offset by the positive impact of a weaker Canadian dollar, higher sales volumes and transaction prices for pulp, and increases sales volumes for newsprint.

Adjusted EBITDA and Adjusted EBITDA before restructuring costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Adjusted EBITDA [1,2]	Adjusted EBITDA before restructuring costs [1,2]
2012	$55.4	$60.7
Paper prices	(18.1)	(18.1)
Pulp prices	10.7	10.7
Impact of Canadian dollar	21.1	21.1
Volume and mix	(4.7)	(4.7)
Furnish mix and costs	3.5	3.5
Power and fuel costs	(13.8)	(13.8)
Labour costs	(0.9)	(0.9)
Maintenance costs	(5.4)	(5.4)
Lower of cost or market impact on inventory, net of inventory change	(3.9)	(3.9)
Selling, general and administrative costs	0.9	0.9
Restructuring costs	4.1	–
De-recognition of interest in PREI	(8.9)	(8.9)
Power generation	1.6	1.6
Other, net	4.5	4.5
2013	$46.1	$47.3

1.	Refer to Non-GAAP measures, for further details.
2.	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Operating earnings (loss)

Operating earnings decreased by $106.9 million due to lower adjusted EBITDA of $9.3 million, higher depreciation and amortization expense of $10.7 million and an impairment charge of $86.9 million in the current year.

Net earnings (loss) attributable to the company

Net earnings attributable to the company decreased by $710.8 million. Net earnings for the current year included an after-tax operating loss of $87.8 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $18.8 million, and after-tax interest expense of $37.5 million, partially offset by an after-tax settlement gain of $2.6 million related to the special pension portability election, and a net gain after tax on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy, the Elk Falls site and two parcels of poplar land of $12.3 million. Net earnings for the prior year included after-tax operating earnings of $19.1 million, a net after-tax reorganization credit of $663.7 million, and an after-tax foreign exchange gain on the translation of U.S. dollar debt of $20.8 million, partially offset by after-tax interest expense of $71.0 million, an after-tax fair value adjustment to non-controlling interest of $41.2 million, and impairment and other closure costs incurred on the discontinued Snowflake mill of $19.7 million.

The following table reconciles 2013 net earnings (loss) attributable to the company to 2012:

(In millions of dollars)	Pre-tax	After-tax
2012 net earnings (loss) attributable to the company	$582.3	$583.2
Lower adjusted EBITDA before restructuring costs	(13.4)	(13.4)
Lower restructuring costs	4.1	4.1
Higher depreciation and amortization expense	(10.7)	(10.7)
Impairment charge in 2013	(86.9)	(86.9)
Change in foreign exchange gain (loss) on long-term debt	(39.6)	(39.6)
Change in reorganization items, net	(664.9)	(664.9)
Higher other income, net	17.4	17.4
Lower interest expense	34.5	33.5
Change in discontinued operations earnings (loss)	19.6	19.6
Change in net earnings (loss) attributable to non-controlling interest	30.1	30.1
2013 net earnings (loss) attributable to the company	$(127.5)	$(127.6)

SEGMENTED RESULTS - ANNUAL

Specialty printing papers

(In millions of dollars, except where otherwise stated)	2013	2012[2]	2011[2]
Sales	$635.1	$675.6	$690.4
Operating earnings (loss)	(102.3)	20.5	(565.1)
Depreciation and amortization	40.4	30.1	81.3
Adjusted EBITDA[1]	25.0	50.6	23.4
– before restructuring costs[1]	25.6	53.5	27.4
Adjusted EBITDA margin[1]	3.9%	7.5%	3.4%
– before restructuring costs[1]	4.0%	7.9%	4.0%

(In thousands of tonnes)
Sales	762.0	812.6	837.5
Production	770.9	805.5	842.0

1.	Refer to Non-GAAP measures.
2.	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Segment Overview

North American demand for coated mechanical decreased 6.6% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. LWC inventories increased in the current year. The average benchmark price for LWC decreased to US$864 per short ton from US$869 per short ton in 2012.

North American uncoated mechanical demand (high-gloss and standard grades) increased 5.5% due to strong demand for high-gloss grades as customers sought lower cost alternatives to coated mechanical. Inventories for uncoated mechanical increased compared to 2012. Average benchmark prices for super-calendered A grade (SC-A) declined 2.9% to US$811 per short ton compared to the prior year. The SC-A benchmark price declined in the first half of 2013 before stronger market conditions pushed prices higher for the balance of the year. We implemented a US$50 per short ton price increase on our SC-A paper in the third and fourth quarter.

North American directory demand decreased 13.8% in 2013 from the prior year due to reduced publication of white pages, smaller book sizes, lower circulation, and the continued migration from printed directory books to the Internet. At US$750 per short ton, the average directory benchmark price for the current year decreased by 2.6% compared to the prior year. The majority of our directory pricing was largely fixed for the year based on 2013 contract pricing.

Operational performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2013 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:

The 2013 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below.

•	Sales volume decreased by 50,600 tonnes due to lower sales volumes for all specialty grades.

•	Average sales revenue increased increased $2 per tonne due to the positive impact of a weaker Canadian dollar, mostly offset by lower average transaction prices for all specialty grades.

•	Average delivered cash costs increased $32 per tonne mostly due to increased spending on maintenance and indirect material and services, as well as cost increases in coating, electric power and operating supplies, partially offset by lower restructuring costs.

Newsprint

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$192.3	$178.1	$141.3
Operating earnings (loss)	8.4	14.1	(69.2)
Depreciation and amortization	5.1	4.1	9.1
Adjusted EBITDA [1]	13.5	18.2	11.0
– before restructuring costs [1]	13.9	19.0	11.8
Adjusted EBITDA margin [1]	7.0%	10.2%	7.8%
– before restructuring costs [1]	7.2%	10.7%	8.4%

(In thousands of tonnes)
Sales	283.3	264.0	205.2
Production	288.5	265.1	208.1
1.	Refer to Non-GAAP Measures.
2.	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Segment Overview

North American newsprint shipments were down by 9.4% in 2013 mostly due to lower newspaper print advertising and declining circulation. Strong exports in the year, especially to Asia, partly compensated for weak domestic demand. Newsprint inventories remained flat for the year compared to 2012 levels.

The average North American newsprint benchmark price decreased 2.8% to US$598 per metric tonne compared to the previous year. On September 1, 2013, we implemented a US$15 per tonne price increase on our US customer accounts.

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

The 2013 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 19,300 tonnes due to increased newsprint production which offset lower directory production.
•	Average sales revenue increased $4 per tonne due to the positive impact of the weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased $24 per tonne mostly due to increases in maintenance, indirect material & services, operating supplies and electric power cost.

Pulp

(In millions of dollars, except where otherwise stated)	2013	2012 [2]	2011 [2]
Sales	$224.0	$204.5	$248.0
Operating earnings (loss)	6.1	(15.5)	(70.2)
Depreciation and amortization	1.5	2.1	15.1
Adjusted EBITDA[1]	7.6	(13.4)	28.4
– before restructuring costs[1]	7.8	(11.8)	29.5
Adjusted EBITDA margin[1]	3.4%	(6.6%)	11.5%
– before restructuring costs[1]	3.5%	(5.8%)	11.9%

(In thousands of tonnes)
Sales	328.0	324.8	308.5
Production	323.2	318.0	315.0

1.	Refer to Non-GAAP measures.
2.	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Segment overview

Global shipments of NBSK pulp increased by 2.3% in 2013 compared to prior year shipments fueled by improved demand in Asia and North America. The average NBSK benchmark price for China increased by 4.9% to US$700 per tonne compared to the prior year. We implemented price increases in China of US$20 per tonne in September, US$30 per tonne in October, and US$20 per tonne in November.

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

The primary market for our market pulp is Asia. The 2013 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 3,200 tonnes due to better production in the current year.
•	Average sales revenue increased by $53 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.
•	Average delivered cash costs decreased by $9 per tonne due to lower fibre and chemical costs and lower restructuring costs.

FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2013, and December 31, 2012:

(In millions of dollars)	2013	2012	Variance	Comments
Working capital	$153.6	$151.4	$2.2	Increase reflects a $15.2 million increase to inventory and a $2.5 million increase in accounts receivable, partially offset by a $4.5 million decrease in cash and cash equivalents, a $4.4 million decrease in prepaids, a $0.7 million reduction in restricted cash, and a $5.9 million increase in accounts payable and other accrued liabilities. Inventories increased due to an increase in operating supplies and the buildup of finished goods on our paper products due to seasonally slower year-end sales falling short of production. The increase in accounts payable mostly reflects an increase in trade payables due, in part, to improved trade terms.
Assets held for sale	5.7	34.3	(28.6)	Decrease due to the sale of Elk Falls, Snowflake, two parcels of poplar land, and the Port Alberni wastewater lagoon. Remaining assets held for sale consist of poplar land, the mortgage receivable from PRSC Limited Partnership and our interest in PRSC Land Development Ltd.
Property, plant and equipment	412.2	611.6	(199.4)	Decrease mainly due to the de-recognition of the property, plant and equipment of PREI due to the sale of our interest in PREI, an impairment charge on the fixed assets of the Port Alberni and Powell River mills and the impact of depreciation exceeding capital spending for the year.
Goodwill	-	56.7	(56.7)	Goodwill was fully impaired in the year.
Other assets	8.9	11.0	(2.1)	Decrease mainly due to amortization recognized on deferred financing cost related to our debt.
Liabilities associated with assets held for sale	–	15.2	(15.2)	The liability was settled due to the sale of the Snowflake mill. The mill’s accounts payable and other liabilities had been classified as held for sale up to the date of disposal.
Total debt	303.8	428.6	(124.8)	Decrease mainly due to the de-recognition of non-recourse debt on the sale of our interest in Powell River Energy, as well as the purchase of a portion of our Exit Notes.
Employee future benefits	254.9	289.7	(34.8)	Decrease reflects an actuarial gain recognized on our pension plans that included a settlement credit related to the partial settlement of the Salaried Plan under the special portability election option, as well as the fact that cash contributions to fund employee future benefits exceeded related expenses recognized for the year.
Other long-term obligations	8.8	8.9	(0.1)	Slight decrease due to progress made on an environmental remediation project resulting in a reduction to the related liability.

OUTLOOK

Economy

The global economies stabilized in 2013 lead by a rebound in the United States and continued growth in China. The U.S. economy is expected to improve in 2014 led by employment gains and a housing market recovery. A mix of a strengthening U.S. economy and a weakening Canadian economy has resulted in some weakness in the Canadian dollar. The continued volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

Specialty printing paper markets are expected to remain challenging in 2014 with the continued migration to electronic media. Demand for coated and uncoated mechanical is expected to drop in 2014. Operating rates and prices for coated and uncoated mechanical are expected to weaken in the first half of 2014 before the seasonally stronger second half of the year. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media. Poor demand conditions and weaker operating rates for directory paper are expected to lead to slightly lower prices for 2014 compared to 2013.

Newsprint demand in 2014 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet. North America exports are expected to be similar in 2014 to the previous year and recent capacity conversions and closures are expected to keep prices stable in the first quarter. Newsprint prices for the remainder of the year will depend on the supply and demand balance.

The NBSK market improved in the fourth quarter with the implementation of a number of price increases. The momentum of these price increases is expected to continue into the first quarter of the year. Balanced inventories and a growing Chinese economy are expected to increase demand for pulp; however, increased hardwood pulp capacity increases in 2014 may reduce operating rates and pulp prices. Chinese buying patterns and requirements are expected to continue to drive the market in 2014.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of power where we are expecting to see rate increases from BC Hydro and furnish where we are seeing increased fibre costs as a result of higher pulp markets. Labour, fossil fuel, chemicals are expected to be similar to 2013. We expect maintenance costs for 2014 to be similar to 2013 levels.

The company commenced hedging a portion of its U.S. dollar denominated sales in the first quarter of 2014 in accordance with its policy to manage currency risk when the Canadian dollar declined below US$0.90.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2014:

	2014
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
TMO	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	0.2	–	1.6	–	0.2	–	2.0
Crofton
TMO	–	–	–	–	–	–	–	–	–	–
Pulp	–	–	6,100	6.3	–	–	7,800	6.5	13,900	12.8
Boilers	–	–	–	–	–	3.6	–	–	–	3.6
Powell
TMO	–	–	–	–	9,800	1.0	–	–	9,800	1.0
Capital	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	3.1	–	–	–	3.1
Total	–	–	6,100	6.5	9,800	9.3	7,800	6.7	23,700	22.5

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2014 other than for our operations, working capital fluctuations, interest payments, pension funding of the Salaried DB Plan and the PACE Industry Union-Management multi-employer pension plan.

2014 key objectives:

In 2014, we will focus on objectives and initiatives in four areas:

•	Financial. Generating positive cash flow, reducing interest cost and debt levels, mitigating the impact of energy cost rate increases and reducing operating costs and improving productivity in our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

•	Corporate Social Responsibility. Improving overall safety performance, including targeting a 20% reduction in medical incidents and lost time injuries from 2013, to work towards top quartile safety performance, establishing the company as an employer of choice and developing best in class employee recruitment and retention programs.

•	Commercial. Continue to expand geographic reach of the company into emerging world markets of Latin America and Asia, continue growth of new value added specialty products, including Ascent and Marathon Lite, and increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the west.

•	Environmental. Continue to work with community stakeholders to identify and implement sustainable watershed management solutions, continue to adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors and support British Columbia Forest Stewardship Council standards to achieve increase access to certified fibre supply.

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

Reconciliation of net earnings (loss) attributable to the company by year

(In millions of dollars)	2013	2012	2011
Net earnings (loss) attributable to the company as reported	$(127.6)	$583.2	$(974.0)
Net earnings (loss) attributable to non-controlling interest	0.3	30.4	(2.6)
Net earnings (loss)	(127.3)	613.6	(976.6)
Depreciation and amortization [1]	47.0	36.3	105.5
Impairment	86.9	–	661.8
Foreign exchange (gain) loss on long-term debt [1]	18.8	(20.8)	9.7
Loss on Powell River fire	–	–	2.4
Other (income) expense, net [1]	(14.9)	2.5	(0.3)
Interest expense, net [1]	37.4	71.9	73.2
Income tax recovery [1]	0.1	(0.9)	(8.4)
Reorganization items, net [1]	1.2	(663.7)	–
(Earnings) loss from discontinued operations net of tax	(3.1)	16.5	195.5
Adjusted EBITDA	$46.1	$55.4	$62.8
Restructuring costs	1.2	5.3	5.9
Adjusted EBITDA before restructuring costs	$47.3	$60.7	$68.7

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2013	2012	2011
Net earnings (loss) attributable to the company as reported	$(127.6)	$583.2	$(974.0)
Specific items:
Foreign exchange (gain) loss on long-term debt	18.8	(20.8)	11.8
Settlement gain on special pension portability election	(2.6)	–	–
Loss on Snowflake fire[1]	–	–	4.4
Loss on Powell River fire	–	–	2.0
Impairment and other closure costs[1]	87.1	19.7	823.6
Restructuring and change-of-control costs[1]	1.6	6.4	5.9
Reorganization items, net[1]	1.1	(667.5)	–
Loss on purchase of Exit Notes	2.3	–	–
Net gain on sale of non-core assets [2]	(12.2)	–	–
Fair market adjustment to non-controlling interest	–	41.2	–
Net earnings (loss) attributable to the company before specific items	$(31.5)	$(37.8)	$(126.3)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(9.01)	$41.65	$(2.04)
Before specific items	(2.17)	(2.62)	(0.33)

1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2013.
2	Includes gains on the sale of the Elk Falls site ($3.1 million), the Snowflake mill ($4.1 million), and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale poplar land ($0.3 million).

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2013	2012	2011
Cash provided (used) by operating activities	$(7.5)	$8.1	$(71.5)
Cash used by investing activities	31.4	(9.6)	(17.7)
Proceeds from the sale of property, plant and equipment and other assets	(52.2)	(12.3)	(1.2)
Other investing activities	0.5	(3.7)	(0.8)
Non-cash working capital changes except changes in taxes and interest	8.6	(31.8)	42.0
Other	(2.2)	2.1	(9.6)
Free cash flow	$(21.4)	$(47.2)	$(58.8)

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2013	2012	2011
Adjusted EBITDA	$46.1	$55.4	$62.8
Interest expense, excluding amortization	(35.5)	(22.7)	(72.6)
Capital expenditures	(23.4)	(22.6)	(19.7)
Reorganization costs	(0.6)	(37.5)	–
Income taxes paid	–	0.2	(0.1)
Employee future benefits, expense over (under) cash contributions [1]	(7.0)	(11.8)	(8.0)
Net operating cash flow from discontinued operations	(1.0)	(8.2)	(21.2)
Free cash flow	$(21.4)	$(47.2)	$(58.8)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in Adjusted EBITDA.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, Summary of significant accounting policies, in the December 31, 2013 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

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

As at December 31, 2013 we had a provision of $17.4 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $1.4 million in 2014.

Impairment of long-lived assets

We recognized goodwill on September 30, 2012 in accordance with fresh start accounting. Goodwill does not get amortised in subsequent periods, but is tested annually for impairment using a two-step impairment test at the reporting unit level. An assessment may first be performed based on certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

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

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying values of long-lived assets and goodwill represented approximately 58.9% and nil% of total assets respectively as at December 31, 2012. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. Paper assets were treated as one asset group in prior-year asset impairment tests due to the company’s ability to switch between grades on some of its paper machines.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013. Goodwill assigned to the mills represented the present value of future economic benefits from tax attributes available to the company. Tax attributes continue to be available to the company but there may be restrictions on their availability to a buyer of an individual mill.

See note 6, Measurement uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2013 for a description of inputs and assumptions used.

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

Assets classified as held for sale on December 31, 2013 included:

•	poplar plantation land, and
•	mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Developments Ltd.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation. The discontinued Snowflake mill met the definition of a discontinued operation in 2013 before its disposal on January 30, 2013.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2013 a discount rate of 4.5% per year was determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2013, a rate of return of 6.5% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2013 a rate of compensation increase of 2.0% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2013 a health care trend rate of 6.0% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to remain at 6.0% per year for 2013 and 2014 and is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2013. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2013 expense	Net benefit obligation	Net 2013 Expense
Assumed overall health care cost trend Impact of:
1% increase	N/A	N/A	18.0	1.0
1% decrease	N/A	N/A	(15.5)	(0.9)

Special Portability Option

Members of the Salaried Plan who exercised the election under the special portability election option received their lump-sum payments in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, we measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of our independent actuaries and recognized a net actuarial gain of $15.1 million. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value (defined below) of $59.6 million for reduced lump-sum payments (defined below) of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013.

A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

Reduced lump-sum payments were calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. Commuted value was the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Variable Interest Entities

On March 20, 2013 the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership for proceeds of $33.0 million. Up to the date of sale, we consolidated 100% of Powell River Energy’s balances in our consolidated results as Powell River Energy was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and Powell River Energy, including the power purchase agreement, and we continue to purchase 100% of the power generated by its two hydroelectric stations.

The company is no longer the primary beneficiary of Powell River Energy subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase arrangement continues, we do not own any of Powell River Energy’s equity, do not control its Board of directors, and do not direct Powell River Energy’s activities and operations to ensure that the terms of the power purchase agreement are met.

The balances and accounts of Powell River Energy and the 50% included in non-controlling interest were therefore derecognized on the date of sale, a gain on sale was recognized in the consolidated statement of earnings (loss) for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized, and operating lease payments subsequent to the sale were included in the consolidated statement of earnings (loss) as a component of energy cost

Provision for bad debts and allowance for doubtful accounts

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

As at December 31, 2013 accounts receivable comprised 14.8% of total assets. Included in this balance was a provision of $1.8 million for doubtful accounts, or 1.5% of accounts receivable (as at December 31, 2012 - $2.2 million for doubtful accounts, or 1.9% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2013 is adequate to provide for probable losses existing in accounts receivable.

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

As at December 31, 2013, we did not have any currency or commodity contract which have been designated as hedging instruments.

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

At December 31, 2013 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

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

CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements or recent amendments by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2013.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may materially impact our consolidated financial statements for future periods.

B.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2013	2012	2011
Cash flows provided (used) by operating activities before changes in non-cash working capital	$7.3	$(32.0)	$(51.5)
Changes in non-cash working capital	(14.8)	40.1	(20.0)
Cash flows provided (used) by:
Operating activities	(7.5)	8.1	(71.5)
Investing activities	31.4	(9.6)	(17.7)
Financing activities	(30.3)	(5.1)	18.9
Capital spending	23.4	22.6	19.7
Depreciation and amortization	47.0	36.3	112.4
Impairment and other closure costs	86.9	11.5	823.6
Capital spending as % of depreciation and amortization	50%	62%	18%
Net debt to net capitalization at period-end[1]	96%	78%	366%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in “Capital Resources” and in “Debt” below.

Operating activities

Cash flows from operating activities in 2013 decreased $15.6 million compared to 2012 due to an increase in working capital requirements, interest paid, and a decrease in adjusted EBITDA, partially offset by a reduction in net operating cash used by discontinued operations and reduced reorganization costs paid under the CCAA proceedings. The $14.8 million change in non-cash working capital in the current year consisted of an increase in accounts receivable of $2.7 million, an increase in inventories of $14.7 million, and a decrease in accounts payable and accrued liabilities of $1.0 million, partially offset by a reduction in prepaids of $3.6 million.

Investing activities

Cash used by investing activities increased by $41.0 million compared to the previous year. The increase was largely due to proceeds from the sale of non-core assets of $51.4 million, partially offset by reduced proceeds from the sale of property, plant and equipment of $11.5 million compared to the prior year. Non-core assets sold in 2013 included Elk Falls, Snowflake, two parcels of poplar land, and the Port Alberni wastewater lagoon. Fixed asset additions in the current year related primarily to maintenance of the business.

Capital spending in 2013 was significantly higher than 2012 levels especially as it related to safety and profit adding projects.

(In millions of dollars)	2013	2012
Safety	$1.9	$1.2
Environment	2.2	3.1
Maintenance of business	16.0	16.1
Profit adding	3.3	2.2
Total [1]	$23.4	$22.6

1	Included $0.2 million related to PREI (2012: $5.8 million)

Financing activities

Cash used by financing activities in 2013 increased by $25.2 million compared to 2012. This was primarily due to the purchase of Exit Notes in 2013 for $15.8 million compared to the receipt of net proceeds of $33.1 million in 2012 when these Notes were issued. This was partially offset by a decrease in the net repayment on the ABL Facility to $13.4 million in 2013 compared to a net repayment of $24.0 million in 2012, and deferred financing costs of $13.1 million paid in 2012 on the debtor-in-possession (“DIP”) facility and the new ABL facility.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility				ABL Facility		DIP Facility
	2013				2012		2012
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$140.4	$145.8	$138.7	$133.5	$125.2	$164.0	$159.6	$142.1
Letters of credit	(19.3)	(19.8)	(19.8)	(22.1)	(22.3)	(17.8)	(19.6)	(17.8)
Amount drawn, net	(10.6)	(11.8)	–	(4.7)	(24.0)	(64.0)	(70.5)	(77.8)
Minimum excess availability	–	–	–	–	–	–	(21.9)	–
Available to be drawn[2]	110.5	114.2	118.9	106.7	78.9	82.2	47.6	46.5
Cash on hand	12.1	13.8	16.0	14.1	18.5	12.6	17.8	19.3
Restricted cash	–	–	–	20.0	0.5	2.0	6.4	2.1
Total liquidity	$122.6	$128.0	$134.9	$140.8	$97.9	$96.8	$71.8	$67.9

1	The borrowing base at December 31, 2013 includes a reserve of $1.3 million for pension, $1.9 million for creditor insurance deductibles, $2.0 million for landlord waivers, $1.6 million for employee source deductions and $0.3 million related to Worksafe BC.

2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2013 in note 16, Long-term debt.

Our total liquidity increased by $24.7 million from the prior year primarily due to proceeds from the sale of non-core assets, lower restructuring and reorganization costs, and improved vendor payment terms, partially offset by lower adjusted EBITDA, decreased proceeds from the sale of property, plant and equipment, and an increase in cash interest payments. The increase in liquidity reflects a higher borrowing base, a decrease to our letters of credit and a reduction in the amount drawn on our ABL Facility, partially offset by lower cash on hand. The borrowing base increased primarily due to an increase in finished goods inventories resulting from seasonally slower paper sales at the end of the year. A similar slowdown in sales in the prior year was mitigated by a production curtailment for specialty paper.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 16, Long-term debt.

At March 4, 2014 we had 14,527,571 common shares issued and outstanding. The company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

The following table illustrates the changes in our long-term debt for the year ended December 31, 2013:

(In millions of dollars)	January 1, 2013	Net increase (decrease)	Foreign exchange	December 31, 2013
Recourse
Floating rate senior secured notes, due September 2016 (US$19.4 million; January 1, 2013 - US$35.0 million)	$33.9	$(15.3)	$1.6	$20.2
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	248.7	–	17.2	265.9
Revolving asset-based loan facility of up to $175.0 million due July 2017	24.0	(13.4)	–	10.6
Capital lease obligations	8.2	(1.1)	–	7.1

Non-recourse (PREI)
First mortgage bonds, 6.447% due July 2016	95.0	(95.0)	–	–
Subordinated promissory notes	18.8	(18.8)	–	–
Total debt	$428.6	$(143.6)	$18.8	$303.8
Less: current portion	6.6	(4.6)	–	2.0
Total long-term debt	$422.0	$(139.0)	$18.8	$301.8

We purchased US$15.6 million of our Exit Notes on April 24, 2013.

We derecognized our non-recourse debt, consisting of the first mortgage bonds and subordinated promissory notes owed by Powell River Energy, on the sale of our interest in Powell River Energy on March 20, 2013. We are no longer the primary beneficiary of this variable interest entity subsequent to the date of sale and therefore no longer consolidate Powell River Energy’s debt.

We renewed certain master equipment leases for an additional ten years. This resulted in a reclassification in the quarter of the principal amount outstanding on our capital leases from current to long-term.

See note 16, Long-term debt in our annual consolidated financial statements for the year ended December 31, 2013 for additional information on changes to our debt.

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

At December 31, 2013 we did not have any foreign currency or commodity contracts outstanding. The company commenced hedging a portion of its U.S. dollar denominated sales in the first quarter of 2014 in accordance with its policy to manage currency risk when the Canadian dollar declined below US$0.90.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 26, Fair value measurement, of those statements.

C.	Research and Development, Patents and Licences, etc.

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories. Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts. Our internal product development team carried out the bulk of our product development efforts in the last three years. We did not make significant research and development expenditures to outside contractors in the last three years.

D.	Trend Information

See information provided in Item 5A.

E.	Off Balance Sheet Arrangements

Guarantees

Loans

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor was no longer able to meet its contractual obligations. At December 31, 2013 the principal amount of the mortgage was $1.0 million. The agreement does not increase our liability beyond the obligations under the building lease.

F.	Tabular Disclosure of Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2013:

(In millions of dollars)	2014	2015	2016	2017	2018	Thereafter
Total debt, excluding capital lease obligations	$–	$–	$20.6	$276.5	$–	$–
Capital lease obligations	2.0	0.4	0.5	2.3	1.9	–
Operating leases[2]	30.2	33.4	5.8	2.9	1.9	0.4
Interest payments on long-term debt [1]	30.3	30.3	29.9	27.7	–	–
Total	$62.5	$64.1	$56.8	$309.4	$3.8	$0.4

1	Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility
2	Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see section 13, Critical accounting policies and estimates)

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our directors are as indicated in the following table. Each director indicated below will serve as a director of the company until the annual meeting of the Shareholders of the company in 2014 or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporations Act.

Name and Municipality of Residence	Age	Principal Occupation	Director Since
John Brecker New York, New York	50	Director of Bowery Management. Previously, Co-founder and Partner of Longacre Fund Management, LLC.	September 13, 2012
John Charles Toronto, Ontario	65	Managing Director of Leblanc and Royle, Vice- chair and Lead Director of Prism Medical Ltd.	September 13, 2012
Todd Dillabough Calgary, Alberta	52	Chief Executive Officer and Chief Operating Officer of Trident Resources Corporation. Previously with Pioneer Natural Resources Canada Inc.	September 13, 2012
Walter Jones Summit, New Jersey	60	Managing Director of CoMetrics Partners LLC. Previously a Partner at J.H. Cohn LLP.	September 13, 2012
Leslie Lederer(1) Chicago, Illinois	65	Attorney in Private Practice. Previously a consultant.	September 13, 2012
Jill Leversage Vancouver, British Columbia	57	Managing Director of Highland West Capital. Previously Managing Director, TD Securities.	June 24, 2013
Joe Nemeth Langley, British Columbia	49	President and Chief Executive Officer, Catalyst Paper Corporation. Previously President and Chief Executive Officer, Canfor Pulp Products Inc.	October 1, 2013

(1) Chair of the Board.

Messrs. Jones, Brecker and Charles are members of the company’s Audit Committee.

Messrs. Dillabough and Lederer and Ms. Leversage are members of the company’s Environmental, Health and Safety Committee.

Messrs. Dillabough and Lederer and Ms. Leversage are members of the company’s Governance and Human Resources and Compensation Committee.

Officers

Officers are appointed to serve at the pleasure of the Board of directors.

Name	Age	Title
David L. Adderley(1) Vancouver, BC	58	Vice President and General Counsel. Previously lawyer in private practice.
Brian Baarda Surrey, BC	47	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations –Newsprint, ONP Procurement, Recycling.
Stephen Boniferro Delta, BC	57	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.
Alistair MacCallum(1) West Vancouver, BC	45	Vice President, Treasurer and Controller. Previously Corporate Controller.
Joe Nemeth Langley, BC	49	President and Chief Executive Officer, Catalyst Paper Corporation. Previously President and Chief Executive Officer, Canfor Pulp Products Inc.

(1) Messrs. Adderley and MacCallum will be leaving the company in March, 2014.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding common shares.

Each of the officers of the company named above, other than Mr. Nemeth, were officers of the company when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) and subsequently implemented a plan of arrangement under the Companies’ Creditors Arrangement Act.

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

Under the directors’ compensation policy, directors are paid an annual cash retainer, meeting fees and equity compensation through stock options. The company does not currently have a stock option plan in effect and stock options were not issued in 2013. Any issuance of stock options going forward would be subject to approval by the shareholders and the Toronto Stock Exchange (“TSX”).

The following table shows the director compensation policy for the year ended December 31, 2013:

	Item	Amount
1.	Chair of the Board
	• Cash retainer	$160,000/annum
	• Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)	36,000 options(1)
2.	Member of the Board
	• Cash retainer	$60,000/annum
	• Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average market price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)	24,000 options(1)
	Member (attending)	$2,000/meeting
	Member (by telephone)	$1,000/meeting
3.	Audit Committee of the Board
	Chair – Annual fee	$20,000/annum
	Member – Annual fee	$5,000/annum
	Member (attending)	$2,000/meeting
	Member (by telephone)	$1,000/meeting
4.	Committees of the Board (other than Audit Committee)
	Chair – Annual fee	$10,000/annum
	Member – Annual fee	$5,000/annum
	Member (attending)	$1,500/meeting
	Member (by telephone)	$750/meeting
5.	Special Committees of the Board
	Chair – Annual fee	$10,000/annum
	Member – Annual fee	$5,000/annum
	Member (attending)	$1,500/meeting
	Member (by telephone)	$750/meeting
6.	Travel	$1,000 per round trip for non-business class travel over 3 hours

(1) The company does not currently have a stock option plan. Stock options were not issued in fiscal 2013.

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

As at December 31, 2013 there were no DSUs outstanding.

The following table shows the value and components of the cash compensation elements paid to the company’s directors in 2013:

Director(1)	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Special Committee Retainer ($)	Special Committee Chair Retainer ($)	Meeting Fees ($)	Total Fees (Cash) ($)
John Brecker	60,000	5,000	—	—	—	43,000	108,000
Giorgio Caputo(2)(3)	—	—	—	—	—	—	—
John Charles	60,000	5,000	—	—	—	23,000	88,000
Todd Dillabough	60,000	5,000	10,000	—	—	36,500	111,500
Walter Jones	60,000	—	20,000	—	—	28,000	108,000
Les Lederer(4)	160,000	—	—	—	—	42,750	202,750
Jill Leversage(5)	30,986	2,500	5,000	—	—	10,500	48,986

(1)	Mr. Nemeth, as Chief Executive of the company from October 1, 2013, does not receive compensation in his capacity as a director. Mr. Clarke, as Chief Executive Officer of the company up to June 30, 2013, did not receive compensation in his capacity as a director.
(2)	Mr. Caputo resigned as a director effective June 24, 2013.
(3)	Mr. Caputo, an employee of First Eagle which exercises voting control over approximately 19.93% of the Common Shares, waived all director compensation (other than reimbursement of expenses) for the time he was a director.
(4)	Mr. Lederer is Board Chair.

(5) Ms. Leversage became a director on June 24, 2013 and the Chair of the Environmental, Health and Safety Committee and a member of the Governance, Human Resources and Compensation Committee in July, 2013

In 2012 Towers Watson was retained to provide advice to the Governance, Human Resources and Compensation Committee on the market competitiveness of the company’s director compensation. Towers Watson was paid an aggregate amount of $25,000 in respect of such services in early 2013.

The following table shows all compensation provided to the directors for the company’s most recently completed financial year other than Mr. Nemeth and Mr. Clarke who, as Chief Executive Officers of the company, do not receive compensation in their capacity as a director.

Name	Fees earned ($)	Share based awards ($)(1~~)~~	Option based awards ($)(1~~)~~	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John Brecker	108,000	—	—	—	—	—	108.000
Giorgio Caputo	—	—	—	—	—	—	—
John Charles	88,000	—	—	—	—	—	88,000
Todd Dillabough	111,500	—	—	—	—	—	111,500
Walter Jones	108,000	—	—	—	—	—	108,000
Les Lederer(2)	202,750	—	—	—	—	—	202,750
Jill Leversage	48,986	—	—	—	—	—	48,986
(1)	No options or other share based awards were granted to directors in 2013.
(2)	Mr. Lederer was also paid $123,000 for services he provided to the company while acting as Interim CEO from July 1, 2013 to September 30, 2013

Outstanding Share based and Option based Awards

As at December 31, 2013, there were no outstanding option-based or share-based awards held by directors. All option-based and share-based awards that were outstanding at September 13, 2012 were cancelled on that date for no consideration pursuant to the company’s Plan of Arrangement under the CCAA. As at December 31, 2013 there were no securities authorized for issuance under any stock option plan or restricted share unit plan.

Incentive Plan Awards – Value Vested or Earned

There was no value vested in respect of option-based or share-based awards during 2013. All option-based and share-based awards that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the company’s Plan of Arrangement under the CCAA. As at December 31, 2013 there were no securities authorized for issuance under any stock option plan or restricted share unit plan.

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

(iii)	mid and long term incentives granted partly through the issuance of equity based compensation, such as stock options, restricted share units, phantom share units and deferred share units to encourage the enhancement of shareholder value and partly payable in cash.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource based companies;

•	to link the interests of the executive officers with those of the shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.

The company believes these objectives will be reached with a total compensation package which corresponds to base salaries targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants and where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels. Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the Governance, Human Resources and Compensation. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

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

The Governance, Human Resources and Compensation Committee regularly receives a report from an independent consultant which provides the committee with information on current compensation practices. In 2012 management retained Towers Watson for compensation consulting services to the Governance, Human Resources and Compensation Committee relating to the development of a new executive mid to long term incentive plan (“MLTIP”) and to provide advice on the market competitiveness of the company’s executive compensation. The aggregate amount paid to Towers Watson for such executive compensation related services was $25,000 for services during 2012 (which was paid in 2013) and for services in 2013 was $45,000. Towers Watson also provides pension consulting and actuarial services to the company and Mercer provides general employee compensation, pension, and benefit consulting services and benefit administration services. The aggregate amount paid to Towers Watson for such other services was $769,000 in 2012 and $398,000 in 2013. The aggregate amount paid to Mercer for such other services was $229,500 in 2012 and $107,000 in 2013.

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

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows: Mr. Nemeth: 60%; Mr. Clarke: 60%; Mr. Baarda: 45%; Messrs. Boniferro, Lindstrom and Adderley: 40%. Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data for Forest and Paper Product and for General Industry peer groups established by the Board with the assistance of independent consultants. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business. STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units where there is a restricted share unit plan in place at the time.

The Board of directors established a STIP program for the 2013 calendar year for all salaried employees linked to a free cash flow calculation . The pool available for STIP payments was based on 10% of free cash flow of up to $35 million and 12.5% of free cash flow over $35 million and was subject to verification by the Audit Committee. STIP awards to executives were to be based on the recommendation of the Chief Executive Officer and subject to the approval of the Governance, Human Resources and Compensation Committee. The STIP award for the Chief Executive Officer was to be determined by the Governance, Human Resources and Compensation Committee. The company did not meet its free cash flow objective for the purposes of the free cash flow calculation. As a result no amounts were or are to paid in respect of STIP in respect of the 2013 calendar year.

Mid to Long-Term Incentive Plan

The Board believes that executives should have a stake in the company’s future and their interests should be aligned with those of the shareholders.

In 2013, the Board, on the recommendation of the Governance, Human Resources and Compensation Committee, established an MLTIP for the period from January 1, 2013 to December 31, 2015. The Governance, Human Resources and Compensation Committee had received the assistance of independent consultants in determining to make its recommendation. For Mr. Nemeth, the period of the MLTIP is from January 1, 2014 to December 31, 2016.

The MLTIP has targets established for each participant and has three components, each based on 1/3 of the target MLTIP over the MLTIP period for each executive:

1.	Time based awards, payable in three instalments at the end of each year of the applicable MLTIP period either through allocations to the company’s Supplemental Retirement Plan for Senior Executives or in cash. For the period, October 1, 2013 to December 31, 2013, Mr. Nemeth was paid a bonus of $50,000 in lieu of a time based award under the MLTIP for such period.

2.	Performance based cash awards where free cash flow (calculated as EBITDA less capital expenditures, interest expense, taxes and employee future benefits (net of funding)) for any year in the MLTIP period exceeds $1 million. The payment is calculated for each year by multiplying the 1/3 target MLTIP amount by the ratio of free cash flow for the year to $12.5 million to a maximum ratio of 2 to 1. There was no performance based cash award earned in respect of 2013.

3.	Grants of phantom share units (PSUs) which provide for payments that correspond to the appreciation in the value of the underlying common shares from the grant date ($1.17 per share in the case of Mr. Nemeth and $1.20 per share in the case of the other NEOs) to the vesting date.

In order to be eligible for time based awards, the executive has to be employed by the company on on the applicable payment date. Vesting of performance based cash awards and PSUs granted under the MLTIP vest, and applicable payments occur, on December 31, 2015 (December 31, 2016 for Mr. Nemeth) with accelerated vesting and payment on a pro-rated basis in the event of retirement, death or disability, termination without cause or change of control and similar events. Performance based cash awards and PSUs are forfeited on resignation or termination with cause.

As described under “Compensation Discussion and Analysis”, the company’s compensation strategy is intended to encourage the enhancement of Shareholder value and link the interests of the executive officers with those of the shareholders.

The Board and the Governance, Human Resources and Compensation Committee have considered the implications of the risks associated with the company’s compensation policies and practices. No risks have been identified arising from the company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the company. As a result, the Board and the Governance, Human Resources and Compensation Committee do not believe that the company’s compensation policies and practices encourage executive officers of the company to expose the company to inappropriate or excessive risks.

The company does not currently have a policy on whether or not an executive officer or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Key Employee Retention Plan

In 2011 Towers Watson was retained for consulting services relating to the development of a key employee retention program and was paid an aggregate amount of $33,000 for such services. The company implemented the key employee retention program in October, 2011. Each NEO, other than Mr. Nemeth, was a participant in the program. The program provides that each participant was entitled to a payment if his or her employment was terminated within one year after a change in control of the company or a sale of the company’s business which, for the NEOs, is equal to 2 times annual salary in the case of Mr. Clarke and 1.5 times annual salary in the case of the other NEOs together with the value of his target bonus, perquisites and privileges for a two year period in the case of Mr. Clarke and for an 18 month period in the case of the other NEOs. This component of the key employee retention program expired in September, 2013 with one NEO receiving payment under this component for termination of employment prior to its expiration. In addition each of the NEOs was entitled to a retention payment if he was employed by the company on December 31, 2012 (equal to 67.5% of his annual salary in the case of Mr. Clarke and 54% in the case of the other Named Executive Officers) and a retention payment if he was employed by the company on December 31, 2013 (equal to 82.5% of his annual salary in the case of Mr. Clarke and 66% of his salary in the case of the other Named Executive Officers).

Executive Compensation

The following table reflects compensation paid during 2013 to each of the Chief Executive Officer, the Chief Financial Officer and the company’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 (each a “Named Executive Officer” or “NEO”):

					Non-Equity Incentive Plan Compensation
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share based Awards ($)(1) (d)	Option based Awards ($)(2) (e)	Annual Incentive Plans ($)(3) (f)	Long term Incentive Plans ($)(4) (f)	Pension Value ($)(5) (g)	All Other Compensation ($)(6) (h)	Total Compensation ($) (i)
K. J. Clarke(7)(8) President and Chief Executive Officer	2013	322,425	–	–	–	–	209.480	600,291	1,132,197
J. Nemeth(7) President and Chief Executive Officer	2013	157,019	327,313	–	–	50,000	75,351	–	609,683
B. Baarda Vice President, Finance and Chief Financial Officer	2013	290,000	101,683	–	–	258,400	29,000	–	679,083
S. Boniferro Senior Vice President, Human Resources	2013	250,000	101,683	–	–	232,000	112,500	–	696,183
D. L. Adderley Vice President and General Counsel	2013	255,500	101,683	–	–	188,100	12,240	–	557,523
R. Lindstrom (9) Vice President, Supply Chain, Energy and IT	2013	235,000	–	–	–	222,100	23,500	6,265	486, 865

Notes:

(1)	Represents the fair value of PSUs as at December 31, 2013. The fair value was estimated using the Black-Scholes option-pricing model assuming, for NEOs except for Mr. Nemeth, a risk-free interest rate of 1.12%, no annual dividends, a 77% volatility rate, a remaining PSU life of 2 years and a grant date value of $1.20 per share and, for Mr. Nemeth due to timing differences, a risk-free interest rate of 1.38%, no annual dividends, a 77% volatility rate, a remaining PSU life of 3 years and a grant date value of $1.17 per share. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share and, expected price volatility based upon historical experience.
(2)	There are no outstanding option based awards.
(3)	No payments were made in respect of annual incentive plans in 2013.
(4)	Consists of payments made in 2013 under the current MLTIP and under the key employee retention program.
(5)	Amounts in this column for all NEOs reflect annual contributions and allocations to the company’s defined contribution pension plan, including the Supplemental Retirement Plan for Senior Executives (“SERP”) for the year ended December 31, 2013. The total pension contribution includes a pro rata portion of the annual SERP allocation to which Mr. Clarke was entitled to under his employment contract. The total pension contribution for Mr. Boniferro includes a SERP allocation of $100,000 for 2013 made pursuant to Mr. Boniferro’s employment agreement. The total pension contribution for Mr. Nemeth includes a $67,500 SERP allocation made pursuant to his employment contract.
(6)	Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.
(7)	Mr. Clarke left the company on June 30, 2013. Mr. Nemeth became Chief Executive of the company on October 1, 2013.
(8)	Amounts under “All Other Compensation” include amounts which became payable to Messrs. Clarke on the date he left the company during 2013.
(9)	Amount under “All Other Compensation” includes $6,265 payable to Mr. Lindstrom on the vesting of his 166,411 PSUs on December 31, 2013.

Incentive Plan Awards

Stock Option and Restricted Share Unit Plans

The company does not currently have a stock option or a restricted share unit plan. Effective September 13, 2012 the company’s previous stock option and restricted share unit plans ceased to be in effect pursuant to the company’s Plan of Arrangement under the CCAA. There are accordingly no stock options or restricted share units outstanding as of December 31, 2013.

Phantom Share Unit Plan

The company has a phantom share unit (“PSU”) plan in connection with the current MLTIP. PSUs do not entitle the holder to any shares of the company. Each PSU represents one common share and entitles the holder to a payment on the vesting date that corresponds to the increase in value of the underlying common shares from the grant date to the vesting date under the MLTIP calculated using the 20 day volume weighted average trading price on the TSX preceding the applicable date. PSUs issued to participants are credited to them by means of an entry in a notional account in their favour on the books of the company. Vesting and payment is determined in accordance with the terms of the MLTIP. Currently 948,671 PSUs are outstanding under the MLTIP.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2013 there were no securities authorized for issuance under any equity compensation plan of the company.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PSUs held by each of the Named Executive Officers as at December 31, 2013. There were no other share-based or option-based awards held by Named Executive Officers as at December 31, 2013.

	Option Based Awards				Share Based Awards(1)(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
K. J. Clarke	—	—	—	—	—	—
J. Nemeth	—	—	—	—	449,438	327,313
B. Baarda	—	—	—	—	166,411	101,683
S. Boniferro	—	—	—	—	166,411	101,683
D. L. Adderley	—	—	—	—	166,411	101,683
R. Lindstrom(3)	—	—	—	—	—	—

Notes:

(1)	Represents PSUs under the 2013 MLTIP. Underlying securities are Common Shares.
(2)	PSUs vest on December 31, 2015 for Messrs. Baarda and Boniferro and on December 31, 2016 for Mr. Nemeth.

(3)	Mr. Lindstrom’s 166,411 PSUs vested on his departure from the company on December 31, 2013 and were paid out on a pro-rated basis.

Incentive Plan Awards – Value Vested or Earned

Name	Option based awards – value vested during the year ($)	Share based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
K. J. Clarke	—	—	—
J. Nemeth	—	—	—
B. Baarda	—	—	—
S. Boniferro	—	—	—
D. L. Adderley	—	—	—
R. Lindstrom	—	6,265	—

There are no outstanding option based awards as at December 31, 2013. Mr. Lindstrom’s 166,411 PSUs vested on his retirement on December 31, 2013. There was no value vested in respect of any other share based awards held by Named Executive Officers during 2013.

Pension Benefits

Retirement Plan Compensation

We do not provide pension, retirement or similar benefits to directors.

Named Executive Officers who are Canadian residents participate in a defined contribution plan pursuant to which the company contributes 5% of the executive’s base salary and bonus to a maximum of $24,270 in 2013 ($23,820 in 2012 and $22,450 in 2011). The executive directs the investment of his or her defined contribution account based on a number of alternatives. Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

Named Executive Officers who are United States residents were entitled to participate in a US defined contribution 401K plan (“US DC Plan”). The US DC Plan provides for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan. In addition, the company would make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay (which is subject to certain limits). The employee directs the investment of his defined contribution account based on a number of alternatives. The employee contribution level and matching contribution levels are subject to certain maximums as limited by law. An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law. Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay. Upon retirement the employee may elect to receive installments or lump sum as provided for by the plan.

In addition, the company has established a defined contribution segment of the company’s Supplemental Retirement Plan for Senior Executives (the “SERP”). As at December 31, 2013, each of the Named Executive Officers were members of the defined contribution segment of the SERP.

The company makes regular contributions to the SERP on behalf of the executives by way of allocations to their SERP accounts, the amount of which varies among the executives. Mr. Nemeth’s SERP account is credited with a lump sum allocation of $67,500 on October 1, 2013 and lump sum allocations of $270,000 on January 1 of each of 2014, 2015 and 2016 with all such allocations vesting on December 31, 2016.  Clarke’s SERP account was credited with an annual lump sum allocation of $300,000 payable on July 1 of each year. Mr. Boniferro’s SERP account was credited with a lump sum allocation of $200,00 on January 1 of 2010, 2011 and 2012 after which he is credited with a lump sum allocation of $100,000 on January 1st of each year. The other NEOs’ SERP accounts are credited with an amount equal to 10% of theirs salary and bonus less the amount credited to the defined contribution plan referred to above. Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the following calendar years and applied in years in which the target bonus limit is not reached. Amounts for NEOs, other than Mr. Nemeth, when allocated.

On retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate. Amounts allocated to the SERP are secured by a letter of credit.

Defined Contribution Plans

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Non-compensatory ($)(2)	Accumulated value at year end ($)
K. J. Clarke(3)	163,814	201,073	11,167	—
J. Nemeth	—	75,351	4,748	80,099
B. Baarda	533,513	29,000	55,523	618,036
S. Boniferro	1,204,867	112,500	24,396	1,341,763
D. L. Adderley	135,247	12,240	4,796	152,283
R. Lindstrom(4)	1,412,892	90,500	57,341	1,560,733

(1)	Represents the employer contribution.
(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.
(3)	Mr. Clarke left the company during 2013.
(4)	Mr. Lindstrom left the company effective December 31, 2013.

The compensatory amounts paid to the Named Executive Officers pursuant to the company’s retirement plans in respect of the year ended December 31, 2013 are included in the Summary Compensation Table on page 17 under the column entitled “Pension Value”.

C.	Board Practices

Each director holds office until the next annual general meeting in 2014 or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporations Act. Directors do not have service contracts with the company.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee and Governance, Human Resources and Compensation Committee.

Human Resources and Compensation Committee

The compensation of our executive officers is determined by the Governance, Human Resources and Compensation Committee (the “Compensation Committee”). The current Committee consists of three independent directors, T. Dillabough (chair), L. Lederer and J. Leversage.

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

The Compensation Committee determines the compensation of our executive officers. The Compensation Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The Compensation Committee also administers our stock option plan, restricted share unit plan and other share based compensation plans, if applicable, and makes recommendations regarding our granting of stock options, restricted share units and phantom share units to executive management and other key employees.

Audit Committee

The Audit Committee consists of J. Brecker, J. Charles and W. Jones (Chair). Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Mr. Charles qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

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

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In March, 2014, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2015 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $150,000.

During the last two years, the company paid the following fees to its external auditors:

	Period Ending December 31,
	2013	2012
(a) Audit Fees	$394,500	$750,000
(b) Audit Related Fees	23,500	233,900
(c) Tax Fees	84,000	89,815
(d) All Other Fees	—	—
Total	$502,000	$1,073,715

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee currently consists of J. Leversage (Chair), T. Dillabough and L. Lederer, all of whom are independent.

The mandate of the Committee is to:

(i)	establish principles of environment, health and safety stewardship for the company;

(ii)	monitor the company’s compliance with those principles;

(iii)	review the company’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the company’s environmental, health and safety policies.

Search Committee

The Board established a Search Committee in March, 2013 consisting of T. Dillabough (Chair), J. Brecker and L. Lederer following Mr. Clarke’s announcement of his intention to leave the company. The purpose of the Search Committee was to identify and recommend suitable candidates for a successor to Mr. Clarke.  Korn Ferry was retained to assist and advise in the identification process and were paid a total of $224,000 in respect of this engagement.  The Committee completed its mandate in August, 2013 when Mr. Nemeth was appointed President and Chief Executive Officer.

D.	Employees

We have approximately 1,550 active hourly and salaried employees.

Approximately 1,200 hourly employees at our Canadian pulp and paper mills and the Surrey Distribution Centre are members of either Unifor or the PPWC.

In March 2012, new five-year labour agreements were entered into with unions representing more than 1,100 paper and pulp workers at the company’s Crofton, Port Alberni and Powell River mills. The new contracts entered into with CEP (a predecessor to Unifor) and PPWC went into effect on May 1, 2012 and expire on April 30, 2017.

On April 19, 2012 the company signed a new three year labour agreement with the Christian Labour Association of Canada (since replaced by Unifor) expiring on March 31, 2015 covering the hourly workers located at the Surrey Distribution Centre. The new agreement maintains existing rates and benefits throughout the term.

Employment of approximately 220 hourly employees at the Snowflake mill and The Apache Railway Company terminated on the permanent closure of the Snowflake mill on September 30, 2012 with the employment of the approximately 9 remaining hourly employees occurring on the sale of the Snowflake assets in January, 2013.

E.	Share Ownership

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding common shares.

The company does not currently have a stock option or a restricted share unit (RSU) plan. Effective September 13, 2012 the company’s previous stock option and restricted share unit plans ceased to be in effect and all outstanding stock options and restricted share unit plans were cancelled for no consideration pursuant to the company’s Plan of Arrangement under the CCAA. There are accordingly no stock options or restricted share units outstanding as of December 31, 2013. Any issuance of stock options or RSUs going forward would be subject to shareholder and TSX approval of a new stock option plan and RSU plan. As at March 4, 2014, the company has not applied for, or received any approval from, the TSX for a new RSU or stock option plan.

As at March 4, 2014 the authorized capital of the company consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 14,527,571 Common Shares and no preferred shares are issued and outstanding.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and executive officers of the company, as at March 4, 2013 the only persons that beneficially own, directly or indirectly, or exercises control or direction over, more than 5 per cent of the outstanding Common Shares are:

(i)	First Eagle Investment Management, LLC (“First Eagle”) who advised on February 7, 2013 that the aggregate number of Common Shares held by all of its managed accounts as at February 7, 2013 was 2,894,937 Common Shares, which represents approximately 19.93% of all Common Shares; and

(ii)	Cyrus Capital Partners L.P. who filed a notice on June 27, 2013, that the aggregate number of Common Shares held by all of its managed accounts as at June 26, 2013 was 4,141,062 Common Shares, which represents approximately 28.5% of all Common Shares; and

(iii)	Mudrick Capital Management, L.P. who filed a notice on May 10, 2013, that the aggregate number of Common Shares held by all of its managed accounts as at April 30, 2013 was 2,572,473 Common Shares, which represents approximately 17.7% of all Common Shares.

B.	Related Party Transactions

The company did not undertake any related party transactions during the year ended December 31, 2013.

C.	Interests of Experts and Counsel

Information not required for an annual report.

ITEM 8	FINANCIAL INFORMATION

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

Contingent Liabilities

We are not aware of any significant contingent liabilities as of March 4, 2014.

Export Sales

Export sales constitute a significant portion of our sales. The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years.

(In millions of dollars, except where otherwise stated)
	2011 [1]		2012[1]		2013
	$	%	$	%	$	%
Canada	161.2	15%	147.8	14%	121.6	11
United States	511.6	48%	515.8	49%	523.9	50
Asia and Australasia	316.8	29%	303.9	29%	303.0	29
Latin America	88.3	8%	87.7	8%	102.7	10
Europe & Other	1.8	0%	3.0	0%	0.2	-
Total sales	1,079.7	100%	1,058.2	100%	1,051.4	100

[1]	Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

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

Common Shares

As at March 4, 2014, the company has 14,527,571 common shares outstanding. These common shares were issued in 2012 to certain secured and unsecured creditors under the Plan and were listed on the TSX under the symbol “CYT” on January 7, 2013.

On February 1, 2012, the TSX suspended the trading of our former common shares (symbol “CTL) on the TSX due to the commencement of our proceedings under the CCAA. The last day that our shares traded on the TSX was January 31, 2012. At the close of market on March 8, 2012, the TSX delisted the company’s common shares on the basis that the company no longer met the TSX continued listing requirements as a result of our financial condition and the commencement of our CCAA proceedings in January, 2012. During the month of January, 2012, the common shares traded at a high of $0.35, a low of $0.01 and an average daily volume of 2,111,500 shares. The company’s former common shares did not trade on the TSX during the remainder of 2012 and were cancelled for no consideration effective September 13, 2012.

Using information from published sources, the following information shows the high and low trading values of our common shares (“CYT”) for the periods indicated:

For the year ended	High ($)	Low ($)
December 31, 2013	2.76	1.00

For the quarter ended	High ($)	Low ($)
December 31, 2013	1.40	1.00
September 30, 2013	1.30	1.00
June 30, 2013	2.50	1.00

For the quarter ended	High ($)	Low ($)
March 31, 2013	2.76	1.51

For the month ended	High ($)	Low ($)
February 28, 2014	3.19	2.19
January 31, 2014	2.34	1.35
December 31, 2013	1.40	1.14
November 30, 2013	1.15	1.00
October 31, 2013	1.23	1.00
September 30, 2013	1.22	1.14

B.	Plan of Distribution

Information not required for an annual report.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Information not required for an annual report.

E.	Dilution

Information not required for an annual report.

F.	Expenses

Information not required for an annual report.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Information not required for an annual report.

B.	Memorandum and Articles of Association

Description of Share Capital

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2013, there were 14,527, 571 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the company, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

We do not nor do any of our subsidiaries hold any common shares in the capital of the company.

As of March 27, 2014 there are no outstanding stock options or restricted share units nor are there any stock option or restricted share unit plans in effect.

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

C.	Material Contracts

1.	Restructuring and Support Agreement, entered into on March 12, 2012 among Catalyst Paper Corporation, certain of its subsidiaries and certain holders of its 2014 Notes and 2016 Notes in respect of the company’s restructuring under the CCAA.

2.	Plan of Arrangement.

3.	Indenture, dated as of September 13, 2012, governing the company’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee. as collateral trustee.

4.	First Supplemental Indenture dated as of September 13, 2012, among the company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the company’s PIK Toggle Senior Secured Notes due October 30, 2017.

5.	Second Supplemental Indenture dated as of September 13, 2012, among the company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the company’s Floating Rate Senior Secured Notes due September 13, 2016.

6.	Credit Agreement dated as of September 13, 2012 among the company, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.

D.	Exchange Controls

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

With regard to an investment in common shares of the company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of us and the value of our assets of equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $354 million for investments completed in 2014 and is indexed as of the first of January every year.

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

Aging of receivables were as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Trade receivables, gross
Current	$96.3	$86.3	$110.7
Past due 1-30 days	7.5	7.3	6.7
Past due 31-90 days	1.2	0.2	3.6
Past due over 90 days	1.4	0.9	0.9
	106.4	94.7	121.9
Allowance for doubtful accounts	(1.8)	(2.2)	–
Trade receivables, net	104.6	92.5	121.9
Other receivables, including sales tax recoverables	11.9	21.5	18.9
Accounts receivable (note 11)	$116.5	$114.0	$140.8

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Balance, beginning of period	$2.2	$–	$2.0
Increase (decrease) in provision	(0.4)	2.2	(2.0)
Balance, end of period (note 11)	$1.8	$2.2	$–

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

The company’s hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt. As of December 31, 2013, December 31, 2012 and September 30, 2012, the company did not have any foreign currency options or forward contracts outstanding.

Price risk: The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. As of December 31, 2013, December 31, 2012 and September 30, 2012, the company did not have any outstanding commodity contracts outstanding.

The following table is a sensitivity analysis for product prices, foreign exchange and certain input costs:

(In millions of dollars, except per share amounts)	Adjusted EBITDA [1]	Net earnings [2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.40
Newsprint	3	2	0.16
Pulp	3	2	0.16
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	5	0.37
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	7	5	0.37
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.16
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes)	8	6	0.40

1.	Refer to Non-GAAP measures.
2	Based on an expected long-term tax rate of 26%.
3	Based on annualized sales of Q4 2013 and foreign exchange rate of US$0.95.
4	Based on Q4 2013 annualized net cash flows and a movement to US$0.96 from US$0.95 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2013 annualized consumption levels and an exchange rate of US$0.95.

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

The company did not have any foreign currency or forward contracts outstanding at December 31, 2013.

Foreign currency options and forward contracts are no longer designated as hedging instruments and are reported at their fair value, which was $nil at December 31, 2013 (December 31, 2012 – $nil), with related gains and losses recognized in Other income (expense).

Commodity swap agreements are not designated as hedging instruments and are reported at their fair value which was $nil at December 31, 2013 (December 31, 2012 - $nil) with related gains and losses recognized in Other income (expense).

(c)	Cost risk management instruments

The company did not have any commodity contracts outstanding at December 31, 2013 (December 31, 2012 - $nil).

(d)	Long-term debt risk management instruments

The company had no forward foreign currency contracts or options to acquire U.S. dollars at December 31, 2013 (December 31, 2012 – $nil) held for the purposes of managing exposure to foreign exchange rate fluctuations on the company’s long-term debt.

(e)	Interest rate swaps

The company had no fixed-to-floating interest rate swaps outstanding at December 31, 2013.

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

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2013. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2013.

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

B.	Internal Control over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2013, management has assessed the effectiveness of our internal control over financial reporting. Based on this assessment, management has determined our internal control over financial reporting was effective as of December 31, 2013, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 4, 2014 to that effect. This document is included in Item 17.

C.	Report of the Independent Public Accounting Firm

Included in Item 17.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period ended December 31, 2013 that materially affected or are reasonably likely to materially affect our internal control over financial reporting. On March 20, 2013, we sold our interest in Powell River Energy Inc., a variable interest entity in which we were the primary beneficiary until the sale of our interest. As a result, our disclosure controls and procedures and any internal controls no longer apply to the financial reporting of Powell River Energy Inc. and there is no need to reference any exclusion of the controls, policies and procedures of Powell River Energy Inc. going forward.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has determined that Mr. John Charles, an individual serving on the audit committee of our Board of directors, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

ITEM 16B	CODE OF ETHICS

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2013. No waivers from the Code of Corporate Ethics and Behavior were granted in the fiscal year ended December 31, 2013. A copy of the current Code of Corporate Ethics and Behaviour can be found at our website www.catalystpaper.com.

Our governance practices meet or exceed the effective governance guidelines of the Toronto Stock Exchange.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the last two years, we paid the following fees to our external auditors:

	Period Ending December 31,
	2013	2012
(a) Audit Fees	$394,500	$750,000
(b) Audit Related Fees	23,500	233,900
(c) Tax Fees	84,000	89,815
(d) All Other Fees	—	—
Total	$502,000	$1,073,715

The services rendered in connection with “Audit Related Fees” in 2013 consisted primarily of the auditor’s involvement with the audit of our pension plan and subsidiary financial statements. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

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

In 2013, our Audit Committee approved all audit, tax and other non-audit services performed by our independent registered public accounting firm.

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

Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Catalyst Paper Corporation

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as at December 31, 2013, December 31, 2012 and September 30, 2012
Consolidated Statements of Earnings (Loss) for the year ended December 31, 2013, the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the year ended December 31, 2011
Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2013, the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the year ended December 31, 2011
Consolidated Statements of Equity (Deficiency) for the year ended December 31, 2013, the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the year ended December 31, 2011
Consolidated Statements of Cash Flows for the year ended December 31, 2013, the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the year ended December 31, 2011
Consolidated Statements of Business Segments for the year ended December 31, 2013, the three-months ended December 31, 2012, the nine-months ended September 30, 2012 and for the year ended December 31, 2011
Notes to the Consolidated Statements

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 1992” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2013 the company’s internal control over financial reporting was effective.

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

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Joe Nemeth	Brian Baarda
President and	Vice-President, Finance Chief Executive Officer

Vancouver, Canada
March 4, 2014

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2013 (Successor), December 31, 2012 (Successor) and September 30, 2012 (Successor), and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for the year ended December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor). These consolidated financial statements are the responsibility of Catalyst Paper Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As discussed in Notes 1 and 5 to the consolidated financial statements, Catalyst Paper Corporation and all of its subsidiaries and partnership emerged from creditor protection proceedings on September 13, 2012. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with Predecessor prior periods, as described in Note 1.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2013 (Successor), December 31, 2012 (Successor), and September 30, 2012 (Successor), and its consolidated results of operations and its consolidated cash flows for the year ended December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor), the nine-month period ended September 30, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor) in conformity with US generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 4, 2014

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Assets
Current assets
Cash and cash equivalents	$12.1	$16.6	$12.2
Restricted cash	–	0.7	3.7
Accounts receivable (note 9)	116.5	114.0	140.8
Inventories (note 10)	140.2	125.0	131.5
Prepaids and other (note 11)	4.5	8.9	13.0
Assets held for sale (note 8)	5.7	34.3	56.2
	279.0	299.5	357.4
Property, plant and equipment (note 12)	412.2	611.6	614.1
Goodwill (note 13)	–	56.7	56.7
Other assets (note 14)	8.9	11.0	11.9
	$700.1	$978.8	$1,040.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 15)	$119.7	$113.8	$97.5
Current portion of long-term debt (note 16)	2.0	6.6	6.7
Liabilities associated with assets held for sale (note 8)	–	15.2	14.8
	121.7	135.6	119.0
Long-term debt (note 16)	301.8	422.0	458.9
Employee future benefits (note 17)	254.9	289.7	300.4
Other long-term obligations (note 18)	8.8	8.9	9.0
	687.2	856.2	887.3
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2012 – 14,527,571 and September 30, 2012 – 14,400,000 shares)	144.9	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–	–
Deficit	(162.8)	(35.2)	–
Accumulated other comprehensive income (note 20)	30.8	6.6	–
	12.9	116.3	144.9
Non-controlling interest (note 7)	–	6.3	7.9
	12.9	122.6	152.8
	$700.1	$978.8	$1,040.1

Commitments, guarantees and indemnities, and gain contingencies (notes 28, 29 and 30)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

CATALYST PAPER 2013 ANNUAL REPORT	3

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars, except where otherwise stated)

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Sales	$1,051.4	$260.5	$797.7	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	970.9	245.6	718.0	970.7
Depreciation and amortization	47.0	12.9	23.4	105.5
Selling, general and administrative	33.2	7.7	26.2	40.3
Restructuring (note 21)	1.2	–	5.3	5.9
Impairment and other closure costs (note 6)	86.9	–	–	661.8
	1,139.2	266.2	772.9	1,784.2
Operating earnings (loss)	(87.8)	(5.7)	24.8	(704.5)
Interest expense, net (note 22)	(37.4)	(11.6)	(60.3)	(73.2)
Foreign exchange gain (loss) on long-term debt	(18.8)	(3.2)	24.0	(9.7)
Other income (expense), net (note 23)	14.9	0.1	(2.6)	(2.1)
Loss before reorganization items and income taxes	(129.1)	(20.4)	(14.1)	(789.5)
Reorganization items, net (note 5)	(1.2)	(3.2)	666.9	–
Income (loss) before income taxes	(130.3)	(23.6)	652.8	(789.5)
Income tax expense (recovery) (note 19)	0.1	0.2	(1.1)	(8.4)
Earnings (loss) from continuing operations	(130.4)	(23.8)	653.9	(781.1)
Earnings (loss) from discontinued operations, net of tax (note 8)	3.1	(12.9)	(3.6)	(195.5)
Net earnings (loss)	(127.3)	(36.7)	650.3	(976.6)
Net (earnings) loss attributable to non-controlling interest (note 7)	(0.3)	1.5	(31.9)	2.6
Net earnings (loss) attributable to the company	$(127.6)	$(35.2)	$618.4	$(974.0)
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (note 24) (in dollars)	$(9.01)	$(1.55)	$1.63	$(2.04)

Basic and diluted net earnings (loss) per share from discontinued operations attributable to the company’s common shareholders (note 24) (in dollars)	$0.21	$(0.89)	$(0.01)	$(0.51)

Weighted average number of the company’s common shares outstanding (note 24) (in millions)	14.5	14.4	381.9	381.9

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions of Canadian dollars)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Year ended December 31,
	2013	2012	2012	2011
Net earnings (loss)	$(127.3)	$(36.7)	$650.3	$(976.6)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount (note 17)	24.2	6.6	(32.0)	(47.0)
Tax (expense) recovery	–	–	–	0.3
Net amount	24.2	6.6	(32.0)	(46.7)
Reclassification of amortization of employee future benefits
Gross amount	–	–	3.9	5.0
Tax (expense) recovery	–	–	(0.9)	(1.6)
Net amount	–	–	3.0	3.4
Reclassification of net (gain) loss on cash flow revenue hedges
Gross amount	–	–	–	(1.4)
Tax (expense) recovery	–	–	–	0.4
Net amount	–	–	–	(1.0)
Other comprehensive income (loss) from continuing operations, net of taxes	24.2	6.6	(29.0)	(44.3)
Employee future benefits liability adjustment
Gross amount	–	–	0.3	0.1
Tax (expense) recovery	–	–	–	(0.1)
Net amount	–	–	0.3	–
Reclassification of amortization of employee future benefits
Gross amount	–	–	–	0.2
Tax (expense) recovery	–	–	–	(0.1)
Net amount	–	–	–	0.1
Foreign currency translation adjustments, net of related hedging activities
Gross amount	–	–	4.0	0.4
Tax (expense) recovery	–	–	–	0.5
Net amount	–	–	4.0	0.9
Other comprehensive income (loss) from discontinued operations, net of taxes	–	–	4.3	1.0
Total comprehensive income (loss)	(103.1)	(30.1)	625.6	(1,019.9)
Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	(0.3)	1.5	(31.9)	2.6
Comprehensive (income) loss attributable to non-controlling interest	(0.3)	1.5	(31.9)	2.6
Comprehensive income (loss) attributable to the company	$(103.4)	$(28.6)	$593.7	$(1,017.3)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

(In millions of Canadian dollars)

	Equity (deficiency) attributable to the company
	Common stock
	Number of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Non- controlling interest (deficit)	Total
Balance as at December 31, 2010 (predecessor)	381,753,490	$1,035.0	$16.6	$(582.0)	$(46.1)	$(20.1)	$403.4
Common shares issued	146,960	0.2	(0.2)	–	–	–	–
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(974.0)	–	(2.6)	(976.6)
Distributions to non-controlling interest	–	–	–	–	–	(1.0)	(1.0)
Other comprehensive loss, net of tax	–	–	–	–	(43.3)	–	(43.3)
Balance as at December 31, 2011 (predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6
Net loss	–	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	–	24.2	–	24.2
Balance as at December 31, 2013 (successor)	14,527,571	$144.9	$–	$(162.8)	$30.8	$–	$12.9

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Year ended December 31,
	2013	2012	2012	2011
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(127.3)	$(36.7)	$650.3	$(976.6)
Items not requiring (providing) cash:
Depreciation and amortization	47.0	12.9	23.4	112.4
Impairment and other closure costs (note 6)	86.9	8.2	3.3	823.6
Deferred income taxes (note 19)	–	0.1	(0.7)	(7.6)
Settlement gain on special pension portability election	(2.6)	–	–	–
Foreign exchange loss (gain) on long-term debt	18.8	3.2	(24.0)	9.7
Non-cash reorganization items	0.5	2.4	(707.4)	–
Non-cash interest on compromised notes	–	–	48.4	–
Employee future benefits, expense under cash contributions	(7.0)	(3.4)	(8.4)	(8.0)
Loss (gain) on disposal of property, plant and equipment	(0.6)	0.4	(6.7)	(0.1)
Gain on disposal of non-core assets [2]	(12.3)	–	–	–
Loss on purchase of Floating Rate Notes	2.2	–	–	–
Decrease in other long-term obligations	(0.2)	(0.1)	–	(3.1)
Other	1.9	0.2	2.6	(1.8)
Changes in non-cash working capital
Accounts receivable	(2.7)	41.1	(22.9)	(14.3)
Inventories	(14.7)	11.6	8.7	(17.1)
Prepaids and other	3.6	4.5	(0.5)	7.6
Accounts payable and accrued liabilities	(1.0)	7.7	(10.1)	3.8
Cash flows provided (used) by operating activities	(7.5)	52.1	(44.0)	(71.5)
Investing
Additions to property, plant and equipment	(23.4)	(10.4)	(12.2)	(19.7)
Proceeds from sale of property, plant and equipment	0.8	0.8	11.5	1.2
Proceeds from sale of non-core assets [2]	51.4	–	–	–
Decrease (increase) in restricted cash	3.1	3.4	(6.4)	–
Decrease (increase) in other assets	(0.5)	–	3.7	0.8
Cash flows provided (used) by investing activities	31.4	(6.2)	(3.4)	(17.7)
Financing
Increase (decrease) in revolving loan	(13.4)	(40.0)	16.0	48.0
Redemption of senior notes	–	–	–	(25.8)
Purchase of Floating Rate Notes (note 16)	(15.8)	–	–	–
Proceeds on issuance of senior secured notes (note 16)	–	–	33.1	–
Deferred financing costs (note 16)	–	–	(9.3)	(2.4)
DIP financing costs	–	–	(3.8)	–
Decrease in other long-term debt	(1.1)	–	(0.9)	(0.9)
Share issuance costs	–	–	(0.2)	–
Cash flows provided (used) by financing activities	(30.3)	(40.0)	34.9	18.9
Cash and cash equivalents, increase (decrease) in the period	(6.4)	5.9	(12.5)	(70.3)
Cash and cash equivalents, beginning of period	18.5	12.6	25.1	95.4
Cash and cash equivalents, end of period [1]	$12.1	$18.5	$12.6	$25.1
Supplemental disclosures:
Income taxes paid (recovered)	–	–	(0.2)	0.1
Net interest paid	36.8	11.0	11.7	72.6
Common stock issued under stock option compensation plan	–	–	–	0.2
1 Cash and cash equivalents included in assets held for sale	–	1.9	0.4	–
2 Non-core assets disposed of for the year ended December 31, 2013 included the Elk Falls site, the Snowflake mill, the company’s interest in Powell River Energy Inc, the Port Alberni wastewater treatment facility, and two parcels of Poplars land

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2013 (successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$635.1	$192.3	$224.0	$–	$1,051.4
Inter-segment sales	–	–	24.8	(24.8)	–
Depreciation and amortization	40.4	5.1	1.5	–	47.0
Restructuring (note 21)	0.6	0.4	0.2	–	1.2
Impairment and other closure costs (note 6)	86.9	–	–	–	86.9
Operating earnings (loss)	(102.3)	8.4	6.1	–	(87.8)
Total assets	464.0	149.9	86.2	–	700.1
Additions to property, plant and equipment	15.4	2.0	6.0	–	23.4

Three months ended December 31, 2012 (successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$171.8	$44.0	$44.7	$–	$260.5
Inter-segment sales	–	–	7.1	(7.1)	–
Depreciation and amortization	11.2	1.4	0.3	–	12.9
Operating earnings (loss)	1.2	2.4	(9.3)	–	(5.7)
Total assets	710.5	182.6	85.5	0.2	978.8
Additions to property, plant and equipment	6.5	1.8	2.1	–	10.4

Nine months ended September 30, 2012 (predecessor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$503.8	$134.1	$159.8	$–	$797.7
Inter-segment sales	–	–	22.5	(22.5)	–
Depreciation and amortization	18.9	2.7	1.8	–	23.4
Restructuring (note 21)	2.9	0.8	1.6	–	5.3
Operating earnings (loss)	19.3	11.7	(6.2)	–	24.8
Total assets	761.1	193.4	85.4	0.2	1,040.1
Additions to property, plant and equipment	9.2	1.2	1.8	–	12.2

Year ended December 31, 2011 (predecessor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$690.4	$141.3	$248.0	$–	$1,079.7
Inter-segment sales	–	–	39.3	(39.3)	–
Depreciation and amortization	81.3	9.1	15.1	–	105.5
Restructuring (note 21)	4.0	0.8	1.1	–	5.9
Impairment and other closure costs (note 6)	507.2	71.1	83.5	–	661.8
Operating loss	(565.1)	(69.2)	(70.2)	–	(704.5)
Total assets	432.0	216.5	75.8	13.3	737.6
Additions to property, plant and equipment	9.2	6.1	4.4	–	19.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2013 (successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$79.9	$41.7	$–	$121.6
United States	483.8	40.1	–	523.9
Asia and Australasia	36.9	42.3	223.8	303.0
Latin America	34.5	68.2	–	102.7
Europe and other	–	–	0.2	0.2
	$635.1	$192.3	$224.0	$1,051.4

Three months ended December 31, 2012 (successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$25.4	$12.9	$–	$38.3
United States	122.6	9.1	–	131.7
Asia and Australasia	14.3	11.4	43.7	69.4
Latin America	9.5	10.6	–	20.1
Europe and other	–	–	1.0	1.0
	$171.8	$44.0	$44.7	$260.5

Nine months ended September 30, 2012 (predecessor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$78.4	$31.1	$–	$109.5
United States	356.6	27.5	–	384.1
Asia and Australasia	38.2	38.1	158.2	234.5
Latin America	30.2	37.4	–	67.6
Europe and other	0.4	–	1.6	2.0
	$503.8	$134.1	$159.8	$797.7

Year ended December 31, 2011 (predecessor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$120.2	$36.4	$4.6	$161.2
United States	484.7	26.9	–	511.6
Asia and Australasia	38.7	34.8	243.3	316.8
Latin America	45.1	43.2	–	88.3
Europe and other	1.7	–	0.1	1.8
	$690.4	$141.3	$248.0	$1,079.7

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Property, plant and equipment by geographic location:
Canada	$412.2	$611.6	$614.1
	$412.2	$611.6	$614.1

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

1.	NATURE OF OPERATIONS AND BASIS OF PREPARATION

Catalyst Paper Corporation, together with its subsidiaries and partnership (collectively, the “company”) is a specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments.

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp

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

Creditor protection proceedings

Catalyst Paper Corporation and all of its subsidiaries and partnership successfully emerged from creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA) and Chapter 15 of Title 11 of the US Bankruptcy Code on September 13, 2012. The implementation of a plan of arrangement (Plan) and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the company’s financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company’s consolidated financial statements for periods prior to September 30, 2012 are not comparable to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012. For additional information on the company’s emergence from creditor protection proceedings, see note 5, Creditor protection proceedings related disclosures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidated the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses and receive benefits of that VIE.

On March 20, 2013 the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI) for proceeds of $33.0 million. Up to the date of sale, the company consolidated 100% of PREI’s balances in its consolidated results as PREI was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and the company will continue to purchase 100% of the power generated by PREI.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase agreement continues, the company does not own any of PREI’s equity, does not control its Board of directors, and does not direct PREI’s activities and operations to ensure that the terms of the power purchase agreement are met.

Subsequent to the sale of the company’s interest in PREI, the power purchase agreement meets the definition of a lease under U.S. GAAP. The arrangement meets the criteria of a lease as fulfillment of the power purchase agreement is dependent on identified land and depreciable assets, consisting of PREI’s integrated hydroelectric power generation, transmission and distribution system, and the power purchase agreement stipulates that the company buy 100% of the power output generated by these assets.

The lease was determined to be an operating lease, as opposed to a capital lease, and future operating lease payments will be recognized as a component of energy cost. The balances and accounts of PREI and the 50% included in non-controlling interest were derecognized on the date of sale, and a gain on sale was recognized for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized.

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

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

•	management’s best estimate of future operating performance as of the valuation date,

•	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

•	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

•	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

•	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods.

Actual amounts could differ from estimates.

(d)	Going concern

The company is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the company’s ability to continue as a going concern into the foreseeable future. The company has forecasted its cash flows for the next 12 months and believes that it has adequate liquidity in cash and available borrowings under its credit facilities to finance its operations without support from other parties over the next year. The company has concluded that substantial doubt does not exist as to the company’s ability to continue as a going concern over the next fiscal year.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(e)	Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(f)	Shipping and handling costs

The company classifies shipping and handling costs to Cost of sales, excluding depreciation and amortization as incurred.

(g)	Translation of foreign currencies

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

Up to September 30, 2012, the company had a foreign subsidiary that was considered to be self-contained and integrated within its foreign jurisdiction, and accordingly, used the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) were reported as a component of other comprehensive income (loss). Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012, the company ceased to have a self-contained foreign operation and therefore no longer reports foreign exchange gains and losses as a component of other comprehensive income (loss).

(h)	Derivative financial instruments

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

In a cash flow hedge, the changes in fair value of derivative financial instruments are recorded in Other comprehensive income (loss). These amounts are reclassified in the consolidated statement of earnings (loss) in the periods in which results are affected by the cash flows of the hedged item. Any hedge ineffectiveness is recorded in the consolidated statement of earnings (loss) when incurred. In a fair value hedge, hedging instruments are carried at fair value, with changes in fair value recognized in the consolidated statement of earnings (loss).  The changes in fair value of the hedged item attributable to the hedged risk is also recorded in the consolidated statement of earnings (loss) by way of a corresponding adjustment of the carrying amount of the hedged items recognized on the balance sheet.

Effective October 1, 2011, the company no longer designates the foreign currency revaluation of a portion of its long-term debt as a hedge against the foreign currency exposure arising on the net investment in its foreign subsidiary, the Snowflake recycle mill operations. Subsequent to the permanent closure of the Snowflake mill on September 30, 2012 the company ceased to have a self-contained foreign operation.

(i)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

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

(n)	Goodwill

The carrying value of goodwill on December 31, 2013 was written off in accordance with an impairment test on long-lived assets (see Note 6, Measurement uncertainty – impairment of long-lived assets). Goodwill was measured at the amount that the company’s enterprise value exceeded the fair value of its identified assets and liabilities with the application of fresh start accounting as of September 30, 2012.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(o)	Impairment of long-lived assets

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

Goodwill is tested for impairment on an annual basis. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

(p)	Environmental costs

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

(q)	Asset retirement obligations

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

The company’s obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton and Powell River mill sites.

(r)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in Other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(s)	Stock-based compensation and other stock-based payments

Phantom share units granted to the company’s key employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Accrued compensation cost is a liability as potential entitlements are payable in cash, and therefore, compensation cost must be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(t)	Income taxes

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

(u)	Employee future benefits

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

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

•	the cost of benefits provided in exchange for employees’ services rendered during the year;

•	the interest cost of benefit obligations;

•	the expected long-term return on plan assets based on the fair value for all asset classes;

•	gains or losses on settlements or curtailments;

•	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

•	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(v)	Earnings (loss) per share

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

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(w)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted the company’s consolidated financial results for the year.

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

5.	CredItOr Protection Proceedings RelateD Disclosures

Emergence from Creditor Protection Proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the CCAA proceedings. The company applied for recognition of the Initial Order under Chapter 15 of Title 11 of the US Bankruptcy Code. The company entered into a Debtor-In-Possession (DIP) Credit Agreement, pursuant to which a DIP Credit Facility of approximately $175 million was confirmed by the Court.

The company successfully emerged from the creditor protection proceedings on September 13, 2012. The company met all of the conditions to implement the Plan by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes (Floating Rate Notes). Upon implementation of the Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

•	The company’s operations were continued in substantially the same form.

•	Holders of the Predecessor company’s 2016 Notes exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

−	US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

−	14.4 million new common shares, being approximately 100% of the company’s issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) a new management incentive plan.

•	Holders of the Predecessor company’s 2014 Notes exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

−	their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

−	if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

•	General creditors exchanged their general unsecured claims for:

−	their pro rata share of the PREI Proceeds Pool; or

−	if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

−	if a general unsecured claim was equal to or less than $10,000, or if a valid cash election was made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

•	All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Plan.

The company distributed $1.0 million to unsecured creditors in November 2012 as full and final settlement of claims comprising the Cash Convenience Pool. The company issued 127,571 common shares to unsecured creditors in December as full and final settlement of claims comprising the Unsecured Creditor Share Pool. The company distributed $12.7 million to unsecured creditors who did not make an equity election as full and final settlement of their claims under the PREI Proceeds Pool (see note 7, Variable interest entities).

Fresh start accounting

The company applied fresh start accounting as of September 30, 2012. An enterprise value was established for the company and its assets and liabilities were restated at fair value. In accordance with fresh start accounting, the Predecessor company’s common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss were eliminated. The effects of the implementation of the Plan and the application of fresh start accounting were reflected in the company’s consolidated balance sheet as of September 30, 2012.

Reorganization Items, Net

Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization activities are reported separately from ongoing operations of the business in the consolidated statement of earnings (loss) as reorganization items.

The components of reorganization items, net are as follows:

	Successor		Predecessor
Reorganization items, net	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012
Professional fees ¹	$0.6	$1.8	$24.7
Gain due to plan of arrangement adjustments ²	0.6	1.4	(456.0)
Gain due to fresh start accounting adjustments ³	–	–	(328.3)
DIP financing costs [4]	–	–	3.8
Acceleration of ABL financing costs [5]	–	–	3.3
Provision for repudiated lease contract [6]	–	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	–	(11.0)
Adjustment to pre-petition accounts payable [8]	–	–	(4.8)
Adjustment to other post-employment benefits	–	–	2.4
Provision for labour union claims [9]	–	–	91.8
Other	–	–	0.2
Reorganization items, net from continuing operations	1.2	3.2	(666.9)
Gain due to plan of arrangement adjustments ²	(0.1)	1.0	(7.1)
Gain due to fresh start accounting adjustments ³	–	–	(0.1)
Adjustment to pre-petition accounts payable[8]	–	–	(1.9)
Provision for repudiated coal contract [6]	–	–	4.3
Reorganization items, net from discontinued operations	(0.1)	1.0	(4.8)
Total	$1.1	$4.2	$(671.7)
1	Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

2	Net gain recognized from application of the Plan as of September 30, 2012.
3	Net gain recognized from application of fresh start accounting in accordance with FASB ASC 852, Reorganizations, as of September 30, 2012.
4	Financing costs incurred in connection with entering into DIP Credit Agreement, including commitment fees, for the duration of the creditor protection proceedings.
5	Pursuant to the creditor protection proceedings, the company’s former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the former ABL Facility in earnings.
6	The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.
7	The company’s secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.
8	The company’s pre-petition accounts payable were adjusted to the allowed claims amount.
9	The labour unions at the company’s Canadian mills submitted unsecured claims as part of the creditor protection proceedings.

6.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and
(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company tests its goodwill for impairment on an annual basis using a two-step impairment test at the reporting unit level. Reporting units of the company, defined as operating segments or one reporting level lower, are its one pulp and three paper mill operations. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 58.9% of total assets as at December 31, 2013. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

2013

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment
Port Alberni	$17.3
Powell River	12.9
30.2
Goodwill	56.7
Impairment and other closure costs	$86.9

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

There were indicators of potential impairment of long-lived assets at December 31, 2013, including declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The Port Alberni and Powell River asset groups failed the recoverability test due in part to current and projected weakness in specialty paper prices. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2014 of CDN$1.00 = US$0.93 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2018 were based on independent, published market forecasts. The foreign exchange assumption for CDN$1.00 ranged between US$0.92 and US$0.93 for the forecast period. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

2012

The company did not identify any impairment indicators related to its continuing operations subsequent to establishing an enterprise value and applying fresh start accounting as of September 30, 2012 and therefore did not conduct an impairment test as of December 31, 2012.

For its discontinued operations the company recognized impairment, severance and other closure costs of $11.0 million for the three months ended December 31, 2012 and $8.7 million for the nine months ended September 30, 2012, as disclosed in note 8, Assets held for sale and discontinued operations.

2011

The company recorded impairment and other closure costs of $823.6 million in 2011, consisting of an impairment charge of $660.2 million on the assets of its Canadian operations, $161.8 million on the assets of the Snowflake mill, net closure costs of $0.5 million related to the discontinued paper recycling operation and $1.1 million related to a revised estimate for future landfill rehabilitation cost in respect of the landfill located at the discontinued Elk Falls mill. Subsequent to this impairment, the company repudiated on the lease contract on the paper recycling operation (see note 5. Creditor protection proceedings related disclosures), closed and sold the Snowflake mill, and sold the discontinued Elk Falls mill including the landfill and other related assets (see note 8. Assets held for sale and discontinued operations).

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides the components of the impairment and other closure costs:

Buildings, plant and equipment	$801.1
Land	10.8
Operating and maintenance supplies and spare parts inventory	10.1
822.0
Other closure costs – operating lease at paper recycling operation	0.5
Other closure costs – Elk Falls landfill rehabilitation estimate	1.1
Total	$823.6
Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$661.8
Loss from discontinued operations, net of tax	161.8
$823.6

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

The company conducted step (i) of the impairment test to determine whether the carrying value of the assets of its Canadian operations were recoverable. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. The useful life of the company’s assets was estimated at 11 years for its pulp and paper assets. Product sales prices and foreign exchange assumptions for 2012 of CDN$1.00 = US$0.99 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2013 to 2015 were based on independent, published market forecasts. The foreign exchange assumption was CDN$1.00 = US$0.97 in 2013 strengthening to CDN$1.00 = US$1.02 by 2015. Product sales prices and foreign exchange rate assumptions for 2016 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.99. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use and eventual disposal of its long-lived assets and net working capital to present value. A discount rate of 11% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

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

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

7.	VARIABLE INTEREST ENTITIES

On March 20, 2013 the company sold its 50.001% interest in PREI and settled its $20.8 million affiliate loans to PREI for proceeds of $33.0 million. A $12.7 million distribution of the net proceeds was made to unsecured creditors pursuant to the Plan under the creditor protection proceedings (see note 5, Creditor protection proceedings related disclosures). PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts.  The company generally purchases 100% of the power generated by PREI and will continue to do so subsequent to the sale of its interest.

The company derecognized the accounts of PREI on the date of sale and recognized a gain on sale in the consolidated statement of earnings (loss). Prior to the sale, the company consolidated 100% of PREI as the company was the primary beneficiary.

The results of PREI were included in the company’s consolidated results up to the date of sale of March 20, 2013. Condensed financial information with respect to PREI is as follows:

	Successor
	Year ended December 31,	Three months ended December 31,	Year ended December 31,
	2013	2012	2011
Condensed statements of earnings (loss)
Sales – affiliate [1]	$5.6	$4.7	$23.4
Cost of sales, excluding depreciation and amortization	1.3	2.1	7.0
Depreciation and amortization	1.6	1.9	13.4
	2.9	4.0	20.4
Operating earnings	2.7	0.7	3.0
Interest expense	(1.8)	(2.4)	(8.9)
Interest expense – affiliate [1]	(0.4)	(0.9)	(2.4)
Other income (expense), net	(0.1)	(0.3)	–
Reorganization items, net	–	(1.3)	–
Income tax recovery (expense)	0.2	1.1	3.0
Net earnings (loss)	0.6	(3.1)	(5.3)
Other comprehensive income	–	–	0.1
Total comprehensive income (loss) [2]	$0.6	$(3.1)	$(5.2)

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

	Successor
	As at December 31,	As at December 31,	As at September 30,
	2013	2012	2012
Condensed balance sheets
Current assets
Cash and cash equivalents	$–	$6.6	$6.9
Other	–	2.7	3.4
Property, plant and equipment	–	147.0	145.9
	$–	$156.3	$156.2
Current liabilities
Accounts payable and accrued liabilities	$–	$13.1	$8.5
Long-term debt (note 16)	–	113.8	113.8
Long-term debt – affiliate [1]	–	20.8	20.8
Deferred income taxes	–	23.6	24.6
Deficit [2]	–	(15.0)	(11.5)
	$–	$156.3	$156.2

1	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

The company recognized a gain on the sale of its interest in PREI of $5.3 million consisting of:

Gain on Sale
Proceeds from sale
Gross proceeds from sale	$33.0
Closing costs incurred	(0.2)
Settlement of affiliate loans	(20.8)
Other adjustments	(0.1)
Net proceeds	11.9
De-recognition of assets
Cash and cash equivalents	(6.0)
Other	(3.0)
Property, plant and equipment	(145.6)
De-recognition of liabilities
Accounts payable and accrued liabilities	6.8
Long-term debt	113.8
Long-term debt – affiliate loans	20.8
De-recognition of non-controlling interest	6.6
$5.3

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. The principal amount of the mortgage was $1.0 million on December 31, 2013 (December 31, 2012 – $3.0 million; September 30, 2012 – $3.4 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

8.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of Apache Railway to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012 due to continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.9 million for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported as a discontinued operation.

Other asset sales

The company completed the sale of its Elk Falls industrial site on May 24, 2013 for proceeds of $8.6 million to Quicksilver Resources Canada Inc. The pulp and paper mill formerly operated at Elk Falls was indefinitely curtailed in 2009 and permanently closed in 2010.

The company completed the sale of its wastewater treatment facility and related infrastructure to the City of Port Alberni on September 30, 2013 for proceeds of $5.8 million. Assets sold had a net book value of $5.8 million and included the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront.

The company sold two parcels of poplar plantation land with a book value of $0.5 million on December 16, 2013 for proceeds of $0.3 million.

Assets held for sale

The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheets as of December 31, 2013.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor
	December 31,		September 30,
	2013	2012	2012
Cash and cash equivalents	$–	$1.9	$0.4
Restricted cash	–	2.3	2.7
Accounts receivable	–	0.5	17.1
Inventories	–	0.6	5.4
Prepaids and other	–	–	0.5
Property, plant and equipment	2.9	24.7	25.8
Other assets	2.8	4.3	4.3
Assets held for sale	5.7	34.3	56.2
Accounts payable and accrued liabilities	–	15.2	14.8
Liabilities associated with assets held for sale	$–	$15.2	$14.8

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings (loss) from discontinued operations, net of tax is as follows:

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Year ended December 31,
	2013	2012	2012	2011
Sales	$0.7	$4.5	$142.8	$181.8
Cost of sales, excluding depreciation and amortization	(1.1)	(5.0)	(142.4)	(202.9)
Depreciation and amortization	–	–	–	(7.0)
Impairment, severances and other closure costs	(0.2)	(11.0)	(8.7)	(161.8)
Restructuring costs	(0.4)	(1.1)	–	–
Interest expense, net	–	–	(0.1)	(0.2)
Other income (expense), net	(0.1)	0.7	–	(4.4)
Gain on sale of assets of Snowflake and shares of Apache Railway	4.1	–	–	–
Reorganization items, net (note 5)	0.1	(1.0)	4.8	–
Income tax expense	–	–	–	(1.0)
Earnings (loss) from discontinued operations, net of tax	$3.1	$(12.9)	$(3.6)	$(195.5)

The company recognized a gain on the sale of the assets of Snowflake and the shares of Apache Railway of $4.1 million that consisted of:

Gain on Sale
Contract price	$13.5
Adjusted for:
Transaction fees related to sale	(0.4)
Cancellation of letter of credit related to Arizona Department of Environmental Quality	(2.3)
Net proceeds	10.8

De-recognition of assets
Property, plant and equipment	(6.6)
Other current assets (Apache Railway)	(0.2)
De-recognition of liabilities
Accounts payable and accrued liabilities (Apache Railway)	0.1
$4.1

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

9.	ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Trade receivables	$106.4	$94.7	$121.9
Less: allowance for doubtful accounts	(1.8)	(2.2)	–
	104.6	92.5	121.9
Sales taxes receivable	5.0	12.6	12.7
Other receivables	6.9	8.9	6.2
	$116.5	$114.0	$140.8

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 16, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.	INVENTORIES

The components of inventories are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Finished goods
Specialty printing papers	$29.7	$22.3	$31.1
Newsprint	10.6	7.7	7.8
Pulp	1.3	3.9	3.0
Total finished goods	41.6	33.9	41.9
Work-in-progress	1.0	0.9	0.9
Raw materials – wood chips, pulp logs and other	23.3	23.1	21.1
Operating and maintenance supplies and spare parts	74.3	67.1	67.6
	$140.2	$125.0	$131.5

At December 31, 2013, the company had applied write-downs to finished goods inventory of $nil (December 31, 2012 – $0.1 million; September 30, 2012 – $0.3 million) and to raw materials inventory of $nil (December 31, 2012 – $0.8 million; September 30, 2012 – $2.0 million).

Inventories are pledged as collateral against the long-term debt of the company. See note 16, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	PREPAIDS AND OTHER

The components of prepaids and other are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Property taxes, insurance and licences	$3.5	$3.2	$6.7
Other	1.0	5.7	6.3
	$4.5	$8.9	$13.0

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 16, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

12.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	As at December 31, 2013 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$67.7	$8.1	$59.6
Pulp	10.9	0.2	10.7
Machinery and equipment
Specialty printing papers and newsprint	410.1	77.1	333.0
Pulp	10.0	1.1	8.9
	$498.7	$86.5	$412.2

	As at December 31, 2012 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$224.5	$2.7	$221.8
Pulp	9.8	0.1	9.7
Machinery and equipment
Specialty printing papers and newsprint	384.9	9.9	375.0
Pulp	5.3	0.2	5.1
	$624.5	$12.9	$611.6

	As at September 30, 2012 (successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$221.7	$-	$221.7
Pulp	9.6	-	9.6
Machinery and equipment
Specialty printing papers and newsprint	379.5	-	379.5
Pulp	3.3	-	3.3
	$614.1	$-	$614.1

The carrying value of property, plant and equipment was impaired by $30.2 million as of December 31, 2013 (see note 6, Measurement uncertainty – impairment of long-lived assets).

At December 31, 2013, machinery and equipment was held under capital leases with a net carrying amount of $6.0 million (December 31, 2012 – $7.3 million; September 30, 2012 – $7.5 million), cost of $7.5 million (December 31, 2012 – $7.5 million; September 30, 2012 – $7.5 million) and accumulated depreciation and amortization of $1.5 million (December 31, 2012 – $0.2 million; September 30, 2012 – $nil).

Interest capitalized in connection with capital projects was $nil for both 2013 and 2012.

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 16, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

13.	GOODWILL

The carrying value of goodwill was impaired as of December 31, 2013 (see note 6, Measurement uncertainty – impairment of long-lived assets).

14.	OTHER ASSETS

The components of other assets are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Deferred financing costs	$4.9	$9.0	$9.8
Deferred charges and other	3.9	1.8	1.9
Accrued benefit asset – pension plan (note 17)	0.1	0.2	0.2
	$8.9	$11.0	$11.9

Other assets are pledged as collateral against the long-term debt of the company. See note 16, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Trade payables	$59.5	$54.4	$50.9
Accrued payroll and related liabilities	34.5	23.6	21.8
Accrued interest	5.4	11.7	5.6
Accrued benefit obligation – pension plan (note 17)	8.2	7.4	7.3
Accrued benefit obligation – other employee future benefit plans (note 17)	6.1	5.8	5.3
Restructuring (note 21)	0.7	0.3	0.4
Payables related to capital projects	1.8	3.9	0.9
Other	3.5	6.7	5.3
	$119.7	$113.8	$97.5

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

16.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Recourse
Floating rate senior secured notes, due September 2016 (US$19.4 million; December 31, 2012 – US$35.0 million)	$20.2	$33.9	$33.4
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	265.9	248.7	245.9
	286.1	282.6	279.3
Revolving asset-based loan facility of up to $175.0 million due July 2017	10.6	24.0	64.0
Capital lease obligations	7.1	8.2	8.5
	303.8	314.8	351.8
Non-recourse (note 8)
First mortgage bonds, 6.447% due July 2016	–	95.0	95.0
Subordinated promissory notes	–	18.8	18.8
	–	113.8	113.8
Total debt	303.8	428.6	465.6
Less: current portion	(2.0)	(6.6)	(6.7)
Total long-term debt	$301.8	$422.0	$458.9

Significant changes to long-term debt in 2013

The company made an offer to purchase US$20.0 million of the Floating Rate Notes outstanding from the net proceeds that arose from the sale of its interest in PREI. The offer, which expired on April 24, 2013, was accepted by noteholders representing US$15.6 million of the Floating Rate Notes.

The company derecognized its non-recourse debt, consisting of the first mortgage bonds and subordinated promissory notes owed by PREI, on the sale of its interest in PREI on March 20, 2013 as disclosed in note 7, Variable interest entities. The company is no longer the primary beneficiary of this VIE subsequent to the date of sale, and therefore, will no longer consolidate PREI’s debt.

The company renewed certain master equipment leases for an additional ten years. This resulted in a reclassification in the quarter of the principal amount outstanding on its capital leases from current to long-term.

Significant changes to long-term debt in 2012

On September 13, 2012 as part of the implementation of the Plan and emergence from creditor protection, the Successor company issued US$250.0 million of new senior secured notes (2017 Notes). The 2017 Notes, issued to holders of the Predecessor company’s 2016 Notes, have a maturity date of October 30, 2017, and bear interest, payable semi-annually, at a rate of 11% per annum in cash or, at the option of the company, 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK). The PIK portion of the interest will consist of newly issued senior secured notes that will be governed by the indentures of the 2017 Notes and will have identical maturity, covenants, interest, collateral and other characteristics as the 2017 Notes. To date, the company has elected to pay interest due on the 2017 Notes in cash.

On September 13, 2012 the company secured exit financing consisting of a new ABL Facility and the issuance of Floating Rate Notes. The $175.0 million ABL Facility, which replaced the DIP Credit Facility the company had access to while under creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. A financial covenant requires the company to maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the Facility is below $22 million.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The US$35.0 million Floating Rate Notes have a maturity date of September 13, 2016, and can be prepaid in whole or in part at any time prior to September 13, 2013, at a redemption price of 103%, on or after September 13, 2013, and prior to September 13, 2014, at a redemption price of 102%, and on or after September 13, 2014, at a redemption price of 100% of the aggregate principal amount outstanding. The Floating Rate Notes bear interest, payable quarterly, at 10.0% plus three-month LIBOR per annum, with a floor set for the floating LIBOR component of 3.0%.

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

Significant terms, conditions and covenants

The indentures governing the company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Collateral provided on the 2017 Notes consists of a first charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Floating Rate Notes, and (ii) the ABL First Charge Collateral, as described below (2017 Notes First Charge Collateral), and a second charge on the senior collateral charge on the Floating Rate Notes and the ABL First Charge Collateral. The Floating Rate Notes are secured by a charge on the assets of the company that ranks senior to the lien securing the 2017 Notes (Floating Rate Notes First Charge Collateral). The indentures governing the Floating Rate Notes and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.0. The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 1.0:1.0 at December 31, 2013 (December 31, 2012 – 0.9:1.0; September 30, 2012 – 0.4:1.0).

The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $45.8 million as at December 31, 2013 (December 31, 2012 – negative $33.6 million; September 30, 2012 – $nil).

The security for the ABL Facility consists of a first charge on accounts receivable, inventory and cash of the company (ABL First Charge Collateral) and a second charge on the 2017 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2013, included reserves for a landlord waiver reserve in respect of rent of approximately $2.0 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.3 million, a reserve for credit insurance deductibles of $1.9 million, a reserve of $1.6 million for employee source deductions, and a reserve for workers compensation of $0.3 million. On December 31, 2013 the company had $110.5 million available under the ABL Facility after deducting outstanding drawings of $10.6 million and outstanding letters of credit of $19.3 million, before potential application of the springing fixed charge coverage ratio. The company also had cash on hand of $12.1 million on December 31, 2013.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on December 31, 2013.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Scheduled total debt repayments

Recourse debt
2014	$2.0
2015	0.4
2016	21.1
2017	278.8
2018	1.9
Thereafter	–
$304.2

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	Successor
	December 31,				September 30,
	2013		2012		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$303.8	$212.5	$314.8	$262.5	$351.8	$351.8
Non-recourse	–	–	113.8	113.8	113.8	113.8

The fair value of the company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s recourse debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

17.	EMPLOYEE FUTURE BENEFITS

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

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  Certain extended health benefits with an actuarial value of $24.8 million were compromised under the creditor protection proceedings in 2012.

Defined contribution plans

For the defined contribution segment, the company’s contributions are based on a percentage of an employee’s earnings with the company’s funding obligations being satisfied upon crediting contributions to an employee’s account. The pension expense under the defined contribution payment is equal to the company’s contribution.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measured the fair value of plan assets and the projected benefit obligations for accounting purposes on December 31, 2013 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

Special portability option

The company offered members of its defined benefit pension plan for salaried employees (Salaried Plan) a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012, and had until June 30, 2013 to revoke such elections in favour of continuing to receive retirement benefits in the form of a monthly pension.

Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the Salaried Plan on December 31, 2012. In addition, these members will receive quarterly top-up payments over the next four years totaling 8% of their commuted value. Commuted value is the amount a plan member needed to invest on December 31, 2012 to provide for future pension benefits, incorporating an interest rate based on Government of Canada bonds.

Members of the Salaried Plan who exercised the election under the special portability election option received lump-sum payments of $38.3 million in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, the company measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of its independent actuaries. The company recognized a net actuarial gain of $15.1 million in other comprehensive income, consisting of an actuarial gain of $6.2 million with respect to members remaining in the plan, and an actuarial gain of $8.9 million with respect to members electing to settle their benefits under the special portability election option. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value of $59.6 million for reduced lump-sum payments of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013. A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Components of net periodic benefit cost recognized

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31	Nine months ended September 30	Year ended December 31
Pension benefit plans	2013	2012	2012	2011
Defined benefit plan
Service cost for the period	$1.1	$0.2	$1.0	$1.4
Interest cost	14.0	3.7	12.3	17.7
Expected return on assets	(13.3)	(3.6)	(11.2)	(16.5)
Recognition (reversal) of downsizing program	–	–	(0.2)	1.7
Amortization of unrecognized items:
Actuarial (gains) losses	–	–	6.4	7.9
Prior service costs	–	–	0.3	0.4
	1.8	0.3	8.6	12.6
Defined contribution plan
Service cost for the period	2.5	0.7	2.4	3.4
Multi-employer industry-wide pension plan service cost for the period	8.5	2.0	7.5	10.1
Net periodic benefit cost for pension benefit plans	$12.8	$3.0	$18.5	$26.1

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31	Nine months ended September 30	Year ended December 31
Other benefit plans	2013	2012	2012	2011
Service cost for the period	$2.0	$0.4	$1.0	$1.3
Interest cost	5.9	1.5	5.3	7.6
Amortization of unrecognized items:
Actuarial (gains) losses	–	–	0.1	0.4
Prior service credits	–	–	(2.8)	(3.7)
Net periodic benefit cost for other benefit plans	$7.9	$1.9	$3.6	$5.6

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans			Other benefit plans
	Successor		Predecessor	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
	2013	2012	2012	2013	2012	2012
Change in benefit obligation
Projected benefit obligation at beginning of period	$386.5	$393.9	$383.8	$149.2	$150.8	$162.3
Service cost for the period	1.1	0.2	1.0	2.0	0.4	1.0
Interest cost	14.0	3.7	12.3	5.9	1.5	5.3
Benefit payments	(29.0)	(7.8)	(22.9)	(5.2)	(1.5)	(5.6)
Recognition (reversal) of downsizing program	–	–	(0.2)	–	–	(1.4)
Elimination of extended health benefits for retirees	–	–	–	–	–	(24.8)
Settlement	(38.4)
Actuarial losses (gains) and other adjustments	(17.0)	(3.5)	19.9	(0.1)	(2.0)	14.0
Projected benefit obligation at end of period	$317.2	$386.5	$393.9	$151.8	$149.2	$150.8
Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$233.0	$231.9	$226.9	$–	$–	$–
Actual return on plan assets	23.0	4.3	13.4	–	–	–
Company contributions	11.3	4.6	14.5	5.2	1.5	5.6
Other	–	–	–	–	–	–
Settlement	(38.4)
Benefit payments	(29.0)	(7.8)	(22.9)	(5.2)	(1.5)	(5.6)
Fair value of assets at end of period	$199.9	$233.0	$231.9	$–	$–	$–

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans			Other benefit plans
	Successor			Successor
	As at December 31,		As at September 30,	As at December 31,		As at September 30,
	2013	2012	2012	2013	2012	2012
Projected benefit obligation at end of period	$317.2	$386.5	$393.9	$151.8	$149.2	$150.8
Fair value of plan assets at end of period	199.9	233.0	231.9	–	–	–
Funded status	$(117.3)	$(153.5)	$(162.0)	$(151.8)	$(149.2)	$(150.8)

	Pension benefit plans			Other benefit plans
	Successor			Successor
	As at December 31,		As at September 30,	As at December 31,		As at September 30,
	2013	2012	2012	2013	2012	2012
Other assets (note 14)	$0.1	$0.2	$0.2	$–	$–	$–
Accounts payable and accrued liabilities (note 15)	(8.2)	(7.4)	(7.3)	(6.1)	(5.8)	(5.3)
Employee future benefits	(109.2)	(146.3)	(154.9)	(145.7)	(143.4)	(145.5)
	$(117.3)	$(153.5)	$(162.0)	$(151.8)	$(149.2)	$(150.8)

Of the total funding deficit of $117.3 million (December 31, 2012 - $153.5 million; September 30, 2012 - $162.0 million) in the company’s various defined benefit pension plans, $45.9 million (December 31, 2012 - $83.3 million; September 30, 2012 - $90.3 million) is related to funded defined benefit pension plans and $71.4 million (December 31, 2012 - $70.2 million; September 30, 2012 - $71.7 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $151.8 million (December 31, 2012 - $149.2 million; September 30, 2012 - $150.8 million) is related to “pay-as-you-go” plans.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans			Other benefit plans
	Successor			Successor
	As at December 31,		As at September 30,	As at December 31,		As at September 30,
	2013	2012	2012	2013	2012	2012
Accumulated gain (loss)	$28.7	4.6	$–	$2.1	2.0	$–
Accumulated other comprehensive income (loss)	$28.7	$4.6	$–	$2.1	$2.0	$–

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Amounts before taxes included in other comprehensive income (loss)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
Pension benefit plans	2013	2012	2012
Amortization of employee future benefits	$–	$–	$6.6
Net gain (loss)	26.7	4.6	(17.4)
Settlement gain on special pension portability election	(2.6)	–	–
Net amount recognized in other comprehensive income (loss)	$24.1	$4.6	$(10.8)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Other benefit plans	2013	2012	2012
Amortization of employee future benefits	$–	$–	$(2.7)
Net gain (loss)	0.1	2.0	(14.3)
Net amount recognized in other comprehensive income (loss)	$0.1	$2.0	$(17.0)

An estimated amount of $0.3 million of gains for pension plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2014.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2013, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $27.7 million (2012 – $38.8 million). During 2014, the company expects to contribute approximately $23.6 million to all of the above pension plans and approximately $6.3 million to its other benefit plans.

The following table presents estimated future benefit payments from the plans as of December 31, 2013. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2014	27.6	6.3
2015	27.2	6.7
2016	26.8	7.1
2017	25.6	7.6
2018	24.2	8.0
2019 - 2022	110.0	48.2

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

	Successor
	As at December 31,		As at September 30,
Plan assets	2013	2012	2012
Equity securities	55.8%	56.2%	57.3%
Fixed income securities	37.8%	38.6%	37.6%
Real estate	6.4%	5.2%	5.1%
Total	100.0%	100.0%	100.0%

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2013 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	72.8	–	72.8	–
Canadian equity pooled funds [2]	38.8	–	38.8	–
Fixed income securities:
Canadian long bond pooled funds [3]	35.7	–	35.7	–
Canadian bond pooled funds [3]	37.4	–	37.4	–
Forward currency contracts [4]	–	–	–	–
Real estate [5]	12.9	–	12.9	–
Total	$199.9	$2.3	$197.6	$–

		Fair value hierarchy
As at December 31, 2012 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.8	$2.8	$–	$–
Equity securities:
Global equity pooled funds [1]	85.5	–	85.5	–
Canadian equity pooled funds [2]	45.2	–	45.2	–
Fixed income securities:
Canadian long bond pooled funds [3]	43.7	–	43.7	–
Canadian bond pooled funds [3]	43.9	–	43.9	–
Forward currency contracts [4]	(0.1)	–	(0.1)	–
Real estate [5]	12.0	–	12.0	–
Total	$233.0	$2.8	$230.2	$–

		Fair value hierarchy
As at September 30, 2012 (successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.7	$2.7	$–	$–
Equity securities:
Global equity pooled funds [1]	84.2	–	84.2	–
Canadian equity pooled funds [2]	46.3	–	46.3	–
Fixed income securities:
Canadian long bond pooled funds [3]	43.4	–	43.4	–
Canadian bond pooled funds [3]	43.5	–	43.5	–
Forward currency contracts [4]	–	–	–	–
Real estate [5]	11.8	–	11.8	–
Total	$231.9	$133.2	$98.7	$–

1

This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (CDN$) Index.

2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.
4	This category includes foreign currency forward contracts to partially hedge investments in equity and fixed income securities denominated in foreign currencies.
5	This category includes direct investment in office, industrial, retail and residential real estate.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

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

Real estate is comprised of income producing office, distribution & warehouse, retail and multi-family properties, held through an open pooled fund.  The fair value is based on market assessments performed on a periodic basis by independent experts on each of the properties held by the fund.

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

		Pension Protection Act Zone Status [2]			Contributions by Catalyst Paper [4]
					Successor		Predecessor
Pension Fund	EIN / Pension plan number [1]	2013	2012	FIP / RP status pending / implemented [3]	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012	Year ended December 31, 2011	Surcharge imposed	Expiration date [5]
Pulp and Paper Industry Pension Plan [6]	BCFIC-P085324 CRA-0394940	Green	Green	No	$8.5	$1.9	$6.8	$9.2	No	4/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Implemented	1.0	0.1	0.7	0.9	No	1/3/2014

1	Employer identification number and three digit pension plan number.

2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.

3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.

4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.

5	Expiration date of collective bargaining agreement on December 31, 2013.

6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers’ Union (CEP).

7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

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

As disclosed in note 8, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$11.7 million related to the PACE Industry Union Management Pension Fund.

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
Other benefit plans	2013	2012	2012
Benefit obligations at period end,
Discount rate	4.50%	4.00%	3.90%
Rate of compensation increase	1.00%	2.00%	2.00%
Net benefit cost for the period ended,
Discount rate	4.00%	3.90%	4.40%
Rate of compensation increase	2.00%	2.00%	2.00%
Expected rate of return on plan assets	6.50%	6.50%	6.75%
Assumed health care cost trend rate at period end,
Extended health benefits:
Initial health care cost trend rate	6.00%	6.00%	6.00%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%	4.50%
Dental benefits:
Dental care cost trend rate	3.00%	3.00%	3.00%
Medical services plan benefits:
Premium trend rate	4.50%	6.00% in 2012 and 4.50% thereafter	6.00% in 2011 and 2012, and 4.50% thereafter

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2013, December 31, 2012 and September 30, 2012, the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2013 expected rate of return on plan assets was 6.5% per annum, which was based on a target allocation of approximately 40% Canadian bonds, which were expected to earn approximately 3.3% per annum in the long term, 18% Canadian equity securities, which were expected to earn approximately 8.0% per annum in the long term, and 37% global equity securities, which were expected to earn approximately 8.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 7.5% per annum in the long term. The 2013 expected rate of return on plan assets also included a provision of 0.6% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans. The mortality assumption as at December 31, 2013 for the Hourly Bridge, Plan A, Plan C and hourly post-retirement benefits other than pension was the 1994 Uninsured Pensioner Mortality Table and for all other programs was 90% of the 1994 Uninsured Pensioner Mortality Table.

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

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2014:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$1.0	$(0.9)
Accrued benefit obligation at December 31	18.0	(15.5)

18.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Environmental and remedial	$5.7	$5.8	$5.9
Other	3.1	3.1	3.1
	$8.8	$8.9	$9.0

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	September 30,
	2013	2012	2012
Balance, beginning of period	$6.1	$6.2	$8.5
Liabilities settled	(0.3)	(0.1)	–
Liabilities derecognized	–	–	(2.3)
Accretion expense	0.2	–	–
Balance, end of period	$6.0	$6.1	$6.2

The balance sheet classification for asset retirement obligations is as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Other long-term obligations	$5.7	$5.8	$5.9
Accounts payable and accrued liabilities	0.3	0.3	0.3
	$6.0	$6.1	$6.2

19.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Canada	$(108.9)	$(31.6)	$651.2	$(773.0)
United States	(21.4)	8.0	1.6	(16.7)
Other	–	–	–	0.2
Earnings (loss) from continuing operations	$(130.3)	$(23.6)	$652.8	$(789.5)
Earnings (loss) from discontinued operations	$3.1	$(12.9)	$(3.6)	$(194.5)
Earnings (loss) before income taxes	$(127.2)	$(36.5)	$649.2	$(984.0)

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The income tax (recovery) expense consists of:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Canada:
Current	$–	$–	$–	$(0.1)
Deferred	–	(1.0)	(1.1)	(6.6)
	–	(1.0)	(1.1)	(6.7)
United States:
Current	0.1	0.1	(0.4)	0.2
Deferred	–	1.1	0.4	(2.0)
	0.1	1.2	–	(1.8)
Other:
Current	–	–	–	0.1
Deferred	–	–	–	–
	–	–	–	0.1
Total from continuing operations
Current	0.1	0.1	(0.4)	0.2
Deferred	–	0.1	(0.7)	(8.6)
	$0.1	$0.2	$(1.1)	$(8.4)
Total from discontinued operations
Current	–	–	–	–
Deferred	–	–	–	1.0
	$–	$–	$–	$1.0

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Successor				Predecessor
	Year ended		Three months ended		Nine months ended		Year ended
	December 31,		December 31,		September 30,		December 31,
	2013		2012		2012		2011
Income tax recovery at Canadian statutory income tax rates	$(32.7)	25.8%	$(9.1)	25.0%	$162.3	25.0%	$(260.8)		26.5%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	21.1	(16.6)	(1.8)	5.0	7.4	1.1	2.0		(0.2)
Difference in foreign tax rate	0.6	(0.5)	(0.5)	1.3	(1.0)	(0.1)	(25.4)		2.5
Change in deferred income taxes related to increase in corporate income tax rates	(8.5)	6.6	–	–	–	–	11.3		(1.1)
Change in the deferred income tax estimate	–	–	–	–	–	–	(0.6)		0.1
Change in valuation allowance	18.2	(14.3)	11.9	(32.7)	(164.9)	(25.4)	265.7		(27.0)
Adjustment to deferred credits	–	–	–	–	(9.6)	(1.5)	–		–
Other	1.4	(1.1)	(0.3)	0.9	4.7	0.7	0.4		–
Income tax expense (recovery)	$0.1	(0.1)%	$0.2	(0.5)%	$(1.1)	(0.2)%	$(7.4	)1	0.8%

1	Included $8.4 million income tax recovery related to continuing operations and $1.0 million income tax expense related to discontinued operations

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Current
Deferred income tax assets
Non-capital losses and temporary differences related to working capital	$4.0	$1.8	$3.1
Employee future benefits	3.7	3.3	3.4
Other	0.8	5.6	4.3
	8.5	10.7	10.8
Valuation allowance	(8.5)	(10.7)	(10.8)
	$–	$–	$–

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Non-current
Deferred income tax assets (liabilities)
Property, plant and equipment	$142.4	$126.3	$119.7
Non-capital loss carry-forwards	19.1	14.9	12.9
Employee future benefits	70.9	77.3	76.9
Other	5.0	4.5	3.0
	237.4	223.0	212.5
Valuation allowance	(237.4)	(223.0)	(212.5)
	$–	$–	$–

At December 31, 2013, the company has provided for a valuation allowance on its deferred tax assets of $245.9 million.

At December 31, 2013, the company had Canadian federal non-capital loss carry-forwards of $43.8 million, which expire during the period 2028 to 2033, and U.S. federal net operating loss carry-forwards of $20.8 million, which expire in 2032 and 2033. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As management believes that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S., during the year, and also due to the negative evidence from the company’s three year cumulative historical performance, management recorded an additional valuation allowance during the year of $1.6 million in respect of its U.S. federal net operating losses and an additional valuation allowance during the year of $2.6 million in respect of its Canadian operating losses.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Accounting for uncertainty in income taxes

At December 31, 2013, the company had gross unrecognized tax benefits of $4.3 million (December 31, 2012 - $5.3 million; September 30, 2012 - $5.3 million). If recognized, these tax benefits would favourably impact the company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	September 30,
	2013	2012	2012
Unrecognized tax benefits, beginning of period	$5.3	$5.3	$5.3
Current period tax positions	–	–	–
Change in tax rate	0.2	–	–
Settlements and lapse of statute of limitations	(1.2)	–	–
Unrecognized tax benefits, end of period	$4.3	$5.3	$5.3

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2013. At December 31, 2013, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2010 tax years expired on September 15, 2013.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table contains information about the company’s AOCI, net of taxes:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Unrecognized pension and other post-retirement benefit costs	30.8	6.6	–
	$30.8	$6.6	$–

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

21.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	September 30,
	2013	2012	2012
Balance, beginning of period	$0.9	$0.4	$1.3
Expensed in period	1.6	1.1	5.3
Disbursements	(1.8)	(0.6)	(6.2)
Balance, end of period	0.7	0.9	0.4
Classification:
Accounts payable and accrued liabilities (note 15)	0.7	0.3	0.4
Liabilities associated with assets held for sale	–	0.6	–
	$0.7	$0.9	$0.4

The following table provides restructuring liability by year of initiatives:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
2011 and prior initiatives	$0.1	$0.2	$0.2
2012 initiatives	–	0.7	0.2
2013 initiatives	0.6	–	–
	$0.7	$0.9	$0.4

2013

During the year ended December 31, 2013 the company incurred $1.2 million severance mostly related to a reduction to the size of the executive team. The company also incurred $0.4 million restructuring costs related to the discontinued Snowflake facility which was included in Earnings (loss) from discontinued operations net of tax.

2012

During the three months ended December 31, 2012 the company recorded restructuring costs of $1.1 million related to legal and consulting fees incurred in respect of the sale of the Snowflake facility subsequent to its permanent closure on September 30, 2012. This amount was included in Loss from discontinued operations net of tax in the consolidated statement of earnings (loss) for the three months ended December 31, 2012. The company incurred $5.3 million in restructuring costs for the nine months ended September 30, 2012 consisting of legal and consulting fees related to the restructuring negotiations prior to entering into the CCAA proceedings.

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

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

22.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Interest on long-term debt	$34.5	$10.8	$59.6	$72.0
Other	2.9	0.8	0.8	1.5
	37.4	11.6	60.4	73.5
Interest income	–	–	(0.1)	(0.3)
	$37.4	$11.6	$60.3	$73.2

23.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, were as follows:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Gain (loss) on derivative financial instruments	$0.1	$–	$(1.2)	$(3.4)
Foreign exchange gain (loss) on working capital balances	5.5	0.4	(7.9)	3.2
Gain (loss) on disposal of property, plant and equipment	0.6	(0.5)	6.7	0.1
Gain on sale of non-core assets [1]	8.1	–	–	–
Settlement gain on special pension portability election	2.6	–	–	–
Loss on purchase of Floating Rate Notes	(2.3)
Loss on fires	–	–	–	(2.4)
Other	0.3	0.2	(0.2)	0.4
	$14.9	$0.1	$(2.6)	$(2.1)

1	Includes gains on the sale of the Elk Falls site ($3.1 million) and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

24.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Net earnings (loss) attributable to the company	$(127.6)	$(35.2)	$618.4	$(974.0)
Weighted average shares used in computation of basic earnings per share (in millions)	14.5	14.4	381.9	381.9
Weighted average shares used in computation of diluted earnings per share (in millions)	14.5	14.4	381.9	381.9
Basic and diluted earnings (loss) per share from continuing operations	(9.01)	(1.55)	1.63	(2.04)
Basic and diluted earnings (loss) per share from discontinued operations	0.21	(0.89)	(0.01)	(0.51)
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$(8.80)	$(2.44)	$1.62	$(2.55)

25.	STOCK-BASED COMPENSATION PLANS

Details of stock-based compensation expense:

	Successor		Predecessor
	Year ended	Three months ended	Nine months ended	Year ended
	December 31,	December 31,	September 30,	December 31,
	2013	2012	2012	2011
Phantom share units	$0.1	$–	$–	$–
Stock option awards	–	–	–	0.2
Restricted share units	–	–	–	0.1
	$0.1	$–	$–	$0.3

Phantom share units

The company established a phantom share unit (PSU) plan for its key executives in 2013.  Under the terms of this plan, senior executives are eligible for incentive remuneration paid to them in the form of PSUs.  Each PSU, once vested, entitles the holder to a cash payment equal to the incremental market value of the PSU.  Incremental market value is defined as the amount, if any, by which the market value of one common share of the company determined on the vesting date exceeds the market value determined on the grant date. The company applies a fair value-based method to record the PSUs granted to executives. Under the fair value method, compensation cost was initially measured at fair value at the date of grant and expensed over the plan’s vesting period. Compensation cost accrued over the vesting period will be recognized as a liability due to the fact that potential entitlements at the time of vesting will be paid in cash. Compensation cost must therefore be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

As at December 31, 2013, the fair value of PSUs was estimated using the Black-Scholes option pricing model based the following assumptions:

	2013
	Vesting Date December 31, 2015	Vesting Date December 31, 2016
Risk-free interest rate	1.1%	1.4%
Annual dividends per share	Nil	Nil
Expected stock price volatility	77%	77%
Expected unit life (in years)	2.0	3.0
Average fair value of units granted (in dollars)	$0.61	$0.73

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

As at December 31, 2013, the total remaining unrecognized compensation cost associated with the PSUs totalled $0.6 million.

Changes in the number of PSUs outstanding during the years ended December 31 was as follows:

	2013
	Number of options	Weighted average exercise price (in dollars)
Beginning of year	–	$–
Granted	1,447,904	1.19
Exercised	(332,822)	1.20
Expired or cancelled	(166,411)	1.20
End of year	948,671	$1.19

26.	FAIR VALUE MEASUREMENT

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

The company did not have any currency or commodity contracts outstanding on December 31, 2013, December 31, 2012, and September 30, 2012.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Fair value of other financial instruments

The carrying value of the company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

27.	FINANCIAL INSTRUMENTS

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

Aging of receivables were as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Trade receivables, gross
Current	$96.3	$86.3	$110.7
Past due 1-30 days	7.5	7.3	6.7
Past due 31-90 days	1.2	0.2	3.6
Past due over 90 days	1.4	0.9	0.9
	106.4	94.7	121.9
Allowance for doubtful accounts	(1.8)	(2.2)	–
Trade receivables, net	104.6	92.5	121.9
Other receivables, including sales tax recoverables	11.9	21.5	18.9
Accounts receivable (note 9)	$116.5	$114.0	$140.8

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor
	As at December 31,		As at September 30,
	2013	2012	2012
Balance, beginning of period	$2.2	$–	$2.0
Increase (decrease) in provision	(0.4)	2.2	(2.0)
Balance, end of period (note 9)	$1.8	$2.2	$–

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

Currency risk

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

The company’s hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt. As of December 31, 2013, December 31, 2012 and September 30, 2012, the company did not have any foreign currency options or forward contracts outstanding.

Price risk

The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. As of December 31, 2013, December 31, 2012 and September 30, 2012, the company did not have any outstanding commodity contracts outstanding.

Interest rate risk

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

Amounts expressed in millions of Canadian dollars, except where otherwise stated

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

28.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below:

2014	$30.2
2015	33.4
2016	5.8
2017	2.9
2018	1.9
Subsequent years	0.4
$74.6

Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see note 2, Summary of significant accounting policies). The lease expenses relating to the power purchase agreement totaled $17.9 million for the year ended December 31, 2013 and minimum future lease payments total $54.0 million over the next three years. The power purchase agreement expires on January 31, 2016.

Total lease expense amounted to $25.7 million for the year ended December 31, 2013 (2012 – $8.4 million; 2011 – $10.1 million).

29.	GUARANTEES AND INDEMNITIES

The company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 7). The value of the mortgage was $1.0 million on December 31, 2013 (December 31, 2012 – $3.0 million; September 30, 2012 – $3.4 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

30.	GAIN CONTINGENCIES

The company is subject to a gain contingency for successfully appealing a sales tax reassessment. This contingency is not reflected in the financial results of the company as of December 31, 2013. On January 28, 2014, the Supreme Court of British Columbia ruled in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. The company estimates that it will receive a sales tax refund of $5.8 million including interest. The Province of British Columbia has applied to the British Columbia Court of Appeal for leave to appeal this decision.

31.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Floating Rate Notes. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2013, December 31, 2012, September 30, 2012 and December 31, 2011. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.3	$10.6	$0.2	$–	$12.1
Accounts receivable	0.9	115.6	–	–	116.5
Inventories	–	140.2	–	–	140.2
Prepaids and other	0.6	3.9	–	–	4.5
Assets held for sale	–	5.7	–	–	5.7
	2.8	276.0	0.2	–	279.0
Property, plant and equipment	326.9	83.7	1.6	–	412.2
Advances to related companies	226.9	359.1	(1.4)	(584.6)	–
Investments, net of equity in related companies	152.9	–	–	(152.9)	–
Other assets	–	8.9	–	–	8.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$103.8	$0.2	$–	$119.7
Current portion of long-term debt	2.0	–	–	–	2.0
	17.7	103.8	0.2	–	121.7
Long-term debt	301.8	–	–	–	301.8
Advances from related companies	359.6	224.5	0.5	(584.6)	-
Employee future benefits	12.6	242.3	–	–	254.9
Other long-term obligations	4.9	3.9	–	–	8.8
	696.6	574.5	0.7	(584.6)	687.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(162.8)	40.3	10.2	(50.5)	(162.8)
Accumulated other comprehensive income (loss)	30.8	13.2	–	(13.2)	30.8
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	12.9	153.2	(0.3)	(152.9)	12.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.4	$5.6	$(5.6)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	17.5	957.7	1.3	(5.6)	970.9
Depreciation and amortization	36.7	8.7	1.6	–	47.0
Selling, general and administrative	18.2	15.0	–	–	33.2
Restructuring	0.9	0.3	–	–	1.2
Impairment and other closure costs	86.9	–	–	–	86.9
	160.2	981.7	2.9	(5.6)	1,139.2
Operating earnings (loss)	(160.2)	69.7	2.7	–	(87.8)
Interest expense, net	(17.7)	(17.6)	(2.1)	–	(37.4)
Foreign exchange loss on long-term debt	(18.8)	–	–	–	(18.8)
Equity earnings in Partnership	60.7	–	–	(60.7)	-
Other income (expense), net	6.8	(18.3)	14.2	12.2	14.9
Earnings (loss) before reorganization items and income taxes	(129.2)	33.8	14.8	(48.5)	(129.1)
Reorganization items, net	(1.2)	–	–	–	(1.2)
Income (loss) before income taxes	(130.4)	33.8	14.8	(48.5)	(130.3)
Income tax expense (recovery)	-	0.1	(0.2)	0.2	0.1
Earnings (loss) from continuing operations	(130.4)	33.7	15.0	(48.7)	(130.4)
Earnings from discontinued operations, net of tax	3.1	3.1	–	(3.1)	3.1
Net earnings (loss)	(127.3)	36.8	15.0	(51.8)	(127.3)
Net earnings attributable to non-controlling interest	(0.3)	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$(127.6)	$36.8	$15.0	$(51.8)	$(127.6)

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$52.5	$34.3	$(22.9)	$(71.4)	$(7.5)
Investing
Additions to property, plant and equipment	(16.5)	(6.7)	(0.2)	–	(23.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Proceeds from sale of non-core assets	6.6	(7.3)	39.9	12.2	51.4
Decrease in restricted cash	0.7	2.4	–	–	3.1
Decrease in other assets	0.2	(0.7)	–	–	(0.5)
Cash flows provided (used) by investing activities	(9.0)	(11.5)	39.7	12.2	31.4
Financing
Increase (decrease) in advances to related companies	(12.7)	(23.0)	(23.5)	59.2	–
Decrease in revolving loan	(13.4)	–	–	–	(13.4)
Purchase of Floating Rate Notes	(15.8)	–	–	–	(15.8)
Decrease in long-term debt	(1.1)	–	–	–	(1.1)
Cash flows provided (used) by financing activities	(43.0)	(23.0)	(23.5)	59.2	(30.3)
Cash and cash equivalents, increase (decrease) in the period	0.5	(0.2)	(6.7)	–	(6.4)
Cash and cash equivalents, beginning of period	0.8	10.8	6.9	–	18.5
Cash and cash equivalents, end of period	$1.3	$10.6	$0.2	$–	$12.1

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.8	$8.9	$6.9	$–	$16.6
Restricted cash	0.7	–	–	–	0.7
Accounts receivable	2.3	111.0	0.7	–	114.0
Inventories	–	125.0	–	–	125.0
Prepaids and other	0.7	7.5	0.7	–	8.9
Assets held for sale	–	34.3	–	–	34.3
	4.5	286.7	8.3	–	299.5
Property, plant and equipment	387.1	76.0	148.5	–	611.6
Goodwill	56.7	–	–	–	56.7
Advances to related companies	234.2	348.2	(0.8)	(581.6)	–
Investments, net of equity loss in related companies	93.7	–	–	(93.7)	–
Other assets	24.3	9.7	0.6	(23.6)	11.0
	$800.5	$720.6	$156.6	$(698.9)	$978.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27.9	$76.0	$9.9	$–	$113.8
Current portion of long-term debt	6.5	0.1	–	–	6.6
Liabilities associated with assets held for sale	–	15.2	–	–	15.2
	34.4	91.3	9.9	–	135.6
Long-term debt	308.2	–	113.8	–	422.0
Advances from related companies	320.4	236.6	24.6	(581.6)	–
Employee future benefits	9.7	280.0	–	–	289.7
Other long-term obligations	5.2	3.7	–	–	8.9
Deferred credits	–	–	23.6	(23.6)	–
	677.9	611.6	171.9	(605.2)	856.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	(35.2)	3.5	(4.8)	1.3	(35.2)
Accumulated other comprehensive income (loss)	6.6	5.8	–	(5.8)	6.6
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	116.3	109.0	(15.3)	(93.7)	116.3
Non-controlling interest (deficit)	6.3	–	–	–	6.3
	122.6	109.0	(15.3)	(93.7)	122.6
	$800.5	$720.6	$156.6	$(698.9)	$978.8

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$260.6	$4.6	$(4.7)	$260.5
Operating expenses
Cost of sales, excluding depreciation and amortization	4.4	243.9	2.0	(4.7)	245.6
Depreciation and amortization	8.8	2.2	1.9	–	12.9
Selling, general and administrative	4.6	3.1	–	–	7.7
	17.8	249.2	3.9	(4.7)	266.2
Operating earnings (loss)	(17.8)	11.4	0.7	–	(5.7)
Interest expense, net	(4.6)	(3.7)	(3.3)	–	(11.6)
Foreign exchange loss on long-term debt	(3.2)	–	–	–	(3.2)
Equity earnings in Partnership	8.8	–	–	(8.8)	–
Other income (expense), net	1.4	(1.1)	(0.2)	–	0.1
Earnings (loss) before reorganization items and income taxes	(15.4)	6.6	(2.8)	(8.8)	(20.4)
Reorganization items, net	(10.6)	8.7	(1.3)	–	(3.2)
Income (loss) before income taxes	(26.0)	15.3	(4.1)	(8.8)	(23.6)
Income tax expense (recovery)	0.7	0.6	(1.1)	–	0.2
Earnings (loss) from continuing operations	(26.7)	14.7	(3.0)	(8.8)	(23.8)
Earnings (loss) from discontinued operations, net of tax	(12.9)	(11.5)	(1.4)	12.9	(12.9)
Net earnings (loss)	(39.6)	3.2	(4.4)	4.1	(36.7)
Net (earnings) loss attributable to non-controlling interest	1.5	–	–	–	1.5
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(38.1)	3.2	(4.4)	4.1	(35.2)
Equity in earnings (loss) of subsidiaries	2.9	–	–	(2.9)	–
Net earnings (loss) attributable to the company	$(35.2)	$3.2	$(4.4)	$1.2	$(35.2)

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$(90.5)	$160.9	$(22.2)	$3.9	$52.1
Investing
Additions to property, plant and equipment	(4.2)	(3.2)	(3.0)	–	(10.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Decrease in restricted cash	2.9	0.5	–	–	3.4
Cash flows provided (used) by investing activities	(1.3)	(1.9)	(3.0)	–	(6.2)
Financing
Increase (decrease) in advances to related companies	132.3	(153.8)	25.4	(3.9)	–
Decrease in revolving loan	(40.0)	–	–	–	(40.0)
Distribution received (paid)	–	0.4	(0.4)	–	–
Cash flows provided (used) by financing activities	92.3	(153.4)	25.0	(3.9)	(40.0)
Cash and cash equivalents, increase (decrease) in the period	0.5	5.6	(0.2)	–	5.9
Cash and cash equivalents, beginning of the period	0.3	5.2	7.1	–	12.6
Cash and cash equivalents, end of period	$0.8	$10.8	$6.9	$–	$18.5

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

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
Shareholders’ equity
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

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the nine months ended September 30, 2012 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$797.7	$15.6	$(15.6)	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	13.2	715.3	5.1	(15.6)	718.0
Depreciation and amortization	15.4	4.1	3.9	–	23.4
Selling, general and administrative	13.8	12.4	–	–	26.2
Restructuring	5.3	–	–	–	5.3
	47.7	731.8	9.0	(15.6)	772.9
Operating earnings (loss)	(47.7)	65.9	6.6	–	24.8
Interest expense, net	(30.5)	(20.0)	(9.8)	–	(60.3)
Foreign exchange loss on long-term debt	24.0	–	–	–	24.0
Equity earnings in Partnership	79.8	–	–	(79.8)	–
Other income (expense), net	(53.1)	54.6	51.6	(55.7)	(2.6)
Earnings (loss) before reorganization items and income taxes	(27.5)	100.5	48.4	(135.5)	(14.1)
Reorganization items, net	512.9	98.4	55.6	–	666.9
Income (loss) before income taxes	485.4	198.9	104.0	(135.5)	652.8
Income tax expense (recovery)	8.4	(21.4)	11.9	–	(1.1)
Earnings (loss) from continuing operations	477.0	220.3	92.1	(135.5)	653.9
Earnings (loss) from discontinued operations, net of tax	(3.6)	(4.1)	0.5	3.6	(3.6)
Net earnings (loss)	473.4	216.2	92.6	(131.9)	650.3
Net (earnings) loss attributable to non-controlling interest	(31.9)	–	–	–	(31.9)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$441.5	$216.2	$92.6	$(131.9)	$618.4
Equity in earnings (loss) of subsidiaries	176.9	–	–	(176.9)	–
Net earnings (loss) attributable to the company	$618.4	$216.2	$92.6	$(308.8)	$618.4

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the nine months ended September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$119.1	$27.5	$38.2	$(228.8)	$(44.0)
Investing
Additions to property, plant and equipment	(4.9)	(4.6)	(2.7)	–	(12.2)
Proceeds from sale of property, plant and equipment	5.5	6.0	–	–	11.5
Increase in restricted cash	(3.6)	(2.8)	–	–	(6.4)
Decrease in other assets	2.6	1.0	0.1	–	3.7
Cash flows (used) by investing activities	(0.4)	(0.4)	(2.6)	–	(3.4)
Financing
Increase (decrease) in advances to related companies	(155.0)	(95.4)	21.6	228.8	–
Increase in revolving loan	16.0	–	–	–	16.0
Proceeds on issuance of senior secured notes	33.1	–	–	–	33.1
Deferred financing costs	(9.3)	–	–	–	(9.3)
DIP financing costs	(3.8)	–	–	–	(3.8)
Decrease in other long-term debt	(0.7)	(0.2)	–	–	(0.9)
Share issuance costs	(0.2)	–	–	–	(0.2)
Distribution received (paid)	–	56.3	(56.3)	–	–
Cash flows provided (used) by financing activities	(119.9)	(39.3)	(34.7)	228.8	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(12.2)	0.9	–	(12.5)
Cash and cash equivalents, beginning of the period	1.5	17.4	6.2	–	25.1
Cash and cash equivalents, end of period	$0.3	$5.2	$7.1	$–	$12.6

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,079.7	$23.4	$(23.4)	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	20.4	966.7	7.0	(23.4)	970.7
Depreciation and amortization	66.8	25.3	13.4	–	105.5
Selling, general and administrative	20.1	20.1	0.1	–	40.3
Restructuring	5.9	–	–	–	5.9
Impairment and other closure costs	496.2	165.6	–	–	661.8
	609.4	1,177.7	20.5	(23.4)	1,784.2
Operating earnings (loss)	(609.4)	(98.0)	2.9	–	(704.5)
Interest expense, net	(33.3)	(28.6)	(11.3)	–	(73.2)
Foreign exchange gain on long-term debt	(9.7)	–	–	–	(9.7)
Equity earnings in Partnership	61.8	–	–	(61.8)	–
Other income (expense), net	5.7	(8.1)	0.3	–	(2.1)
Earnings (loss) before income taxes	(584.9)	(134.7)	(8.1)	(61.8)	(789.5)
Income tax expense (recovery)	(57.8)	52.3	(2.9)	–	(8.4)
Earnings (loss) from continuing operations	(527.1)	(187.0)	(5.2)	(61.8)	(781.1)
Earnings (loss) from discontinued operations, net of tax	(195.5)	(195.5)	–	195.5	(195.5)
Net earnings (loss)	(722.6)	(382.5)	(5.2)	133.7	(976.6)
Net (earnings) loss attributable to non-controlling interest	2.6	–	–	–	2.6
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$(720.0)	$(382.5)	$(5.2)	$133.7	$(974.0)
Equity in earnings (loss) of subsidiaries	(254.0)	–	–	254.0	–
Net earnings (loss) attributable to the company	$(974.0)	$(382.5)	$(5.2)	$387.7	$(974.0)

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2011 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$(427.3)	$(37.2)	$5.3	$387.7	$(71.5)
Investing
Additions to property, plant and equipment	(7.8)	(11.0)	(0.9)	–	(19.7)
Proceeds from sale of property, plant and equipment	–	1.2	–	–	1.2
Decrease (increase) in other assets	(1.2)	2.0	–	–	0.8
Cash flows used by investing activities	(9.0)	(7.8)	(0.9)	–	(17.7)
Financing
Increase in advances to related companies	352.3	131.3	–	(483.6)	–
Increase (decrease) in long-term obligations	–	0.2	(0.2)	–	–
Increase in revolving loan	48.0	–	–	–	48.0
Redemption of senior notes	(25.8)	–	–	–	(25.8)
Deferred financing costs	(2.4)	–	–	–	(2.4)
Decrease in other long-term debt	(0.9)	–	–	–	(0.9)
Distribution paid	–	(94.1)	(1.8)	95.9	–
Cash flows provided (used) by financing activities	371.2	37.4	(2.0)	(387.7)	18.9
Cash and cash equivalents, increase (decrease) during year	(65.1)	(7.6)	2.4	–	(70.3)
Cash and cash equivalents, beginning of year	66.6	25.0	3.8	–	95.4
Cash and cash equivalents, end of year	$1.5	$17.4	$6.2	$–	$25.1

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor			Predecessor
	As at December 31,		As at September 30,	As at December 31,
	2013	2012	2012	2011	2010	2009
Assets
Current assets
Cash and cash equivalents	$12.1	$16.6	$12.2	$25.1	$95.4	$83.1
Restricted cash	–	0.7	3.7	–	–	–
Accounts receivable	116.5	114.0	140.8	134.9	120.6	101.5
Inventories	140.2	125.0	131.5	146.9	139.9	178.3
Prepaids and other	4.5	8.9	13.0	20.0	27.7	25.2
Assets held for sale	5.7	34.3	56.2	–	–	–
	279.0	299.5	357.4	326.9	383.6	388.1
Property, plant and equipment	412.2	611.6	614.1	386.3	1,285.6	1,664.7
Goodwill	–	56.7	56.7	–	–	–
Other assets	8.9	11.0	11.9	24.4	27.0	38.0
	$700.1	$978.8	$1,040.1	$737.6	$1,696.2	$2,090.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$119.7	$113.8	$97.5	$174.5	$171.6	$173.3
Current portion of long-term debt	2.0	6.6	6.7	466.8	27.0	1.0
Liabilities associated with assets held for sale	–	15.2	14.8	–	–	–
	121.7	135.6	119.0	641.3	198.6	174.3
Long-term debt	301.8	422.0	458.9	375.5	783.9	774.6
Employee future benefits	254.9	289.7	300.4	305.7	269.1	294.6
Other long-term obligations	8.8	8.9	9.0	19.2	20.2	13.4
Deferred income taxes/deferred credits	–	–	–	13.2	21.0	38.3
	687.2	856.2	887.3	1,354.9	1,292.8	1,295.2
Equity
Shareholders’ equity
Common stock	144.9	144.9	144.9	1,035.2	1,035.0	1,035.0
Additional paid-in-capital	–	–	–	16.6	16.6	16.4
Retained earnings (deficit)	(162.8)	(35.2)	–	(1,556.0)	(582.0)	(185.1)
Accumulated other comprehensive income (loss)	30.8	6.6	–	(89.4)	(46.1)	(52.7)
	12.9	116.3	144.9	(593.6)	423.5	813.6
Non-controlling interest (deficit)	–	6.3	7.9	(23.7)	(20.1)	(18.0)
	12.9	122.6	152.8	(617.3)	403.4	795.6
	$700.1	$978.8	$1,040.1	$737.6	$1,696.2	$2,090.8

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of Canadian dollars)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2013	2012	2012	2011	2010	2009
Sales	$1,051.4	$260.5	$797.7	$1,079.7	$1,051.4	$1,077.7
Operating expenses
Cost of sales, excluding depreciation and amortization	970.9	245.6	718.0	970.7	930.1	890.0
Depreciation and amortization	47.0	12.9	23.4	105.5	109.7	137.3
Selling, general and administrative	33.2	7.7	26.2	40.3	43.4	44.8
Restructuring and change-of-control	1.2	–	5.3	5.9	25.3	17.9
Impairment and other closure costs	86.9	–	–	661.8	294.5	17.4
	1,139.2	266.2	772.9	1,784.2	1,403.0	1,107.4
Operating earnings (loss)	(87.8)	(5.7)	24.8	(704.5)	(351.6)	(29.7)
Interest expense, net	(37.4)	(11.6)	(60.3)	(73.2)	(71.9)	(69.1)
Gain on cancellation of long-term debt	–	–	–	–	–	30.7
Foreign exchange gain (loss) on long-term debt	(18.8)	(3.2)	24.0	(9.7)	27.6	75.3
Other income (expense), net	14.9	0.1	(2.6)	(2.1)	(2.6)	(28.6)
Loss before reorganization items and income taxes	(129.1)	(20.4)	(14.1)	(789.5)	(398.5)	(21.4)
Reorganization items, net	(1.2)	(3.2)	666.9	–	–	–
Income (loss) before income taxes	(130.3)	(23.6)	652.8	(789.5)	(398.5)	(21.4)
Income tax expense (recovery)	0.1	0.2	(1.1)	(8.4)	(19.8)	(23.1)
Earnings (loss) from continuing operations	(130.4)	(23.8)	653.9	(781.1)	(378.7)	1.7
Gain (loss) from discontinued operations, net of tax	3.1	(12.9)	(3.6)	(195.5)	(19.5)	(7.3)
Net earnings (loss)	(127.3)	(36.7)	650.3	(976.6)	(398.2)	(5.6)
Net (earnings) loss attributable to non-controlling interest	(0.3)	1.5	(31.9)	2.6	1.3	1.2
Net earnings (loss) attributable to the Company	$(127.6)	$(35.2)	$618.4	$(974.0)	$(396.9)	$(4.4)

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2013	2012	2012	2011	2010	2009
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(127.3)	$(36.7)	$650.3	$(976.6)	$(398.2)	$(5.6)
Items not requiring (providing) cash:
Depreciation and amortization	47.0	12.9	23.4	112.4	119.3	146.6
Impairment and other closure costs	86.9	8.2	3.3	823.6	294.5	17.4
Deferred income taxes	–	0.1	(0.7)	(7.6)	(16.1)	(26.6)
Settlement gain on special pension portability election	(2.6)	–	–	–	–	–
Foreign exchange loss (gain) on long-term debt	18.8	3.2	(24.0)	9.7	(27.6)	(75.3)
Non-cash reorganization items	0.5	2.4	(707.4)	–	–	–
Non-cash interest on compromised notes	–	–	48.4	–	–	–
Gain on cancellation of long-term debt	–	–	–	–	(0.6)	(30.7)
Employee future benefits, expense over (under) cash contributions	(7.0)	(3.4)	(8.4)	(8.0)	(2.4)	4.3
Increase (decrease) in other long-term obligations	(0.2)	(0.1)	–	(3.1)	(4.2)	(0.5)
Loss (gain) on disposal of property, plant and equipment	(0.6)	0.4	(6.7)	(0.1)	(7.2)	3.9
Gain on disposal of non-core assets	(12.3)	–	–	–	–	–
Loss on purchase of Floating Rate Notes	2.2	–	–	–	–	–
Other	1.9	0.2	2.6	(1.8)	10.9	4.6
Changes in non-cash working capital	(14.8)	64.9	(24.8)	(20.0)	(12.5)	65.5
Cash flows provided (used) by operating activities	(7.5)	52.1	(44.0)	(71.5)	(44.1)	103.6
Investing
Additions to property, plant and equipment	(23.4)	(10.4)	(12.2)	(19.7)	(11.2)	(11.5)
Proceeds from sale of property, plant and equipment	0.8	0.8	11.5	1.2	7.9	4.5
Proceeds from sale of non-core assets	51.4	–	–	–	–	–
Decrease (increase) in restricted cash	3.1	3.4	(6.4)	–	–	–
Decrease (increase) in other assets	(0.5)	–	3.7	0.8	(1.2)	4.1
Cash flows provided (used) by investing activities	31.4	(6.2)	(3.4)	(17.7)	(4.5)	(2.9)
Financing
Share issue costs	–	–	(0.2)	–	–	–
Increase (decrease) in revolving loan and loan payable	(13.4)	(40.0)	16.0	48.0	(14.5)	(45.6)
Repayment of long-term debt	–	–	–	(25.8)	–	(75.7)
Purchase of Floating Rate Notes	(15.8)	–	–	–	–	–
Proceeds from long-term debt	–	–	–	–	–	95.0
Proceeds on issuance of senior secured notes	–	–	33.1	–	98.4	–
Note exchange costs	–	–	–	–	(8.3)	(2.2)
Proceeds on termination of debt foreign currency contracts	–	–	–	–	–	34.7
Settlement on purchase of debt securities	–	–	–	–	(9.2)	(26.9)
Deferred financing costs	–	–	(9.3)	(2.4)	(4.5)	(0.9)
DIP financing costs	–	–	(3.8)	–	–	–
Increase (decrease) in other long-term debt	(1.1)	–	(0.9)	(0.9)	(1.0)	(1.0)
Cash flows provided (used) by financing activities	(30.3)	(40.0)	34.9	18.9	60.9	(22.6)
Cash and cash equivalents, increase (decrease) in the year	(6.4)	5.9	(12.5)	(70.3)	12.3	78.1
Cash and cash equivalents, beginning of year	18.5	12.6	25.1	95.4	83.1	5.0
Cash and cash equivalents, end of year	$12.1	$18.5	$12.6	$25.1	$95.4	$83.1

CATALYST PAPER 2013 ANNUAL REPORT	65

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

OTHER FINANCIAL AND OPERATIONAL INFORMATION

(In millions of Canadian dollars, except where otherwise stated)

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2013	2012	2012	2011	2010	2009
Selected financial information
Adjusted EBITDA [1,10]	$46.1	$7.2	$48.2	$62.8	$52.6	125.0
Adjusted EBITDA margin [2]	4.4%	2.8%	6.0%	5.8%	5.0%	11.6%
Weighted average common shares outstanding (in millions)	14.5	14.4	381.9	381.9	381.8	381.8
Basic and diluted earnings (loss) per share (in dollars)
- Continuing operations	$(9.01)	$(1.55)	$1.63	$(2.04)	$(0.99)	$0.01
Basic and diluted earnings (loss) per share (in dollars)
- Discontinued operations	0.21	(0.89)	(0.01)	(0.51)	(0.05)	(0.02)
Working capital [3]	$153.6	$151.4	$203.7	$152.4	$212.0	$214.8
Current assets to current liabilities [3]	2.28	2.33	3.09	1.87	2.24	2.24
Total debt to total capitalization [4,5]	95.9%	78.7%	76.3%	338.7%	66%	49%
Net debt to net capitalization [6,7]	95.8%	78.0%	75.8%	365.5%	63%	46%
Common shares outstanding at end of period (in millions)	14.5	14.5	14.4	381.9	381.8	381.8
Book value per share (in dollars)	$0.89	$8.46	$10.61	$(1.62)	$1.06	$2.08
Average spot rate (US$/CDN$) [8]	0.971	1.009	0.998	1.011	0.971	0.876
Share prices
High	$2.76	$ N/A	$ N/A	$0.55	$0.44	$0.44
Low	1.00	N/A	N/A	0.02	0.09	0.08
Close	1.35	N/A	N/A	0.03	0.24	0.20
Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$811	$835	$835	$836	$765	$798
LWC paper, No. 5, 40 lb. (US$ per ton)	864	898	859	900	790	808
Telephone directory paper, 22.1 lb. (US$ per ton)	750	770	770	735	670	758
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	598	618	614	622	578	546
NBSK pulp, China delivery (US$ per tonne)	700	662	669	834	821	578
Sales (000 tonnes)
Specialty printing papers	762	207	605	838	830	892
Newsprint	283	66	198	205	236	261
Pulp	328	74	251	308	277	110

1	Adjusted EBITDA is a Non-GAAP Measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

66	CATALYST PAPER 2013 ANNUAL REPORT

CORPORATE INFORMATION

CATALYST PAPER CORPORATION
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3
Tel: 604-247-4400
www.catalystpaper.com

NANAIMO OFFICE
201 – 65 Front Street
Nanaimo, BC V9R 5H9
Tel: 250-734-8000

OPERATIONS

CROFTON MILL
PO Box 70
Crofton, BC V0R 1R0
Tel: 250-246-6100

PORT ALBERNI MILL
4000 Stamp Avenue
Port Alberni, BC V9Y 5J7
Tel: 250-723-2161

POWELL RIVER MILL
5775 Ash Avenue
Powell River, BC V8A 4R3
Tel: 604-483-3722

SURREY DISTRIBUTION CENTRE
10555 Timberland Road
Surrey, BC V3V 3T3
Tel: 604-953-0373

INVESTOR INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Wednesday, May 7, 2014 at the Delta Vancouver Airport Hotel in Richmond, British Columbia

Transfer Agent and Registrar

CST TRUST COMPANY
at its principal offices in Vancouver and Toronto.

Auditors

KPMG LLP
Vancouver, BC

Share Information

Common Shares
(symbol: CYT)
The Toronto Stock Exchange

Investor Relations Contacts

BRIAN W. BAARDA
Vice-President, Finance and
Chief Financial Officer
Tel: 604-247-4710

Annual and Quarterly Reports
For copies of annual and quarterly reports contact:
Tel: 604-247-4011
Fax: 604-247-0549

SALES AND MARKETING CONTACTS

Catalyst Pulp and Paper Sales Inc.

2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3
Tel: 604-247-4400

Jim Bayles
Vice-President and General Manager
Newsprint, International Sales
Tel: 604-247-4766
Fax: 604-247-0526

Sally Chan
Director, Pulp Sales
Tel: 604-247-4733
Fax: 604-247-0526

Catalyst Paper (USA) Inc.

2101 4th Avenue, Suite 1950
Seattle, WA 98121 USA
Tel: 206-838-2070

Matthew G. Stapleton
Vice-President and General Manager, Specialty Papers
Tel: 206-838-2005
Fax: 206-838-2071

Paul Gordon
Vice-President and General Manager, Directory Papers
Tel: 817-488-9258
Fax: 817-488-9258

CATALYST PAPER 2013 ANNUAL REPORT	67

BOARD OF DIRECTORS

LESLIE T. LEDERER, CHAIR
Chicago, IL
Corporate Director

JOHN BRECKER
White Plains, NY
Corporate Director

JOHN C. CHARLES
Toronto, ON
Corporate Director

TODD DILLABOUGH
Calgary, AB
Corporate Director

JOE NEMETH
Vancouver, BC
President and Chief Executive Officer
Catalyst Paper Corporation

WALTER A. JONES
New York, NY
Corporate Director

JILL LEVERSAGE
Vancouver, BC
Corporate Director

OFFICERS

JOE NEMETH
President and Chief Executive Officer

BRIAN W. BAARDA
Vice-President, Finance and Chief Financial Officer

STEPHEN BONIFERRO
Senior Vice-President, Human Resources

DAVID L. ADDERLEY

Vice-President and General Counsel

ALISTAIR MACCALLUM

Vice-President, Treasurer and Controller

68	CATALYST PAPER 2013 ANNUAL REPORT

ITEM 18	FINANCIAL STATEMENTS

See Item 17.

ITEM 19	EXHIBITS

3.1	Articles of Catalyst Paper Corporation (3)

3.2	Bylaws of Norske Skog Canada Limited. (2)

10.1	Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.). (1)

10.1.1	Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 10.3 above (current parties Catalyst Paper and Tolko Industries Ltd.). (4)

10.2	Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company). (1)

10.2.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (1)

10.2.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 10.4 above. (4)

10.2.3	Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company amending agreement referred to in Exhibit 10.4 above. (4)

10.3	Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties CPC, TimberWest Forest Corp and TimberWest Forest Company Partnership). (1)

10.3.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 10.5 above. (4)

10.4	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

10.4.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (4)

10.4.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (4)

10.4.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 10.6 above. (4)

10.5	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (4)

10.5.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.5.5	Amendment dated October 10. 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 10.7 above. (4)

10.6	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (4)

10.7	Employment agreement dated November 23, 2007 between Catalyst Paper Corporation and Steve Boniferro. (4)

21.1	List of subsidiaries. (5)

10.8	Restructuring and Support Agreement, entered into on March 12, 2012 among Catalyst Paper Corporation, certain of its subsidiaries and certain holders of its 2014 Notes and 2016 Notes. (6).

10.9	Indenture, dated as of September 13, 2012, governing the company’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee. (7)

10.10	First Supplemental Indenture dated as of September 13, 2012, among the company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the company’s PIK Toggle Senior Secured Notes due October 30, 2017. (7)

10.11	Second Supplemental Indenture dated as of September 13, 2012, among the company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the company’s Floating Rate Senior Secured Notes due September 13, 2016. (7)

10.12.	Credit Agreement dated as of September 13, 2012 among the company, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.(8)

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(9)

32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

99.1	Consolidated financial statements of the company as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 (9)

(9)	Filed herewith.

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 25, 2012.

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 21, 2012.

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 13, 2012.

(5)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 12, 2010.

(4)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 14, 2009.

(3)	Previously filed with registration statement (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on March 19, 2013.

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.

(1)	Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002. Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CATALYST PAPER CORPORATION

By:	\\s\\ Joe Nemeth
	Name:	Joe Nemeth
	Title:	Chief Executive Officer

Date: March 5, 2014

- 83 -