Form 20-F
period 2014-12-31
CATALYST PAPER CORP
filed 2015-03-09
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

December 31, 2014 was:

14,527,571

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

PART I

Unless otherwise specified, “Catalyst”, the “company”, the “corporation”, “we”, “us”, “our” and similar terms refer to Catalyst Paper Corporation and its subsidiaries and affiliates. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” and “dollars” are to Canadian dollars and references to “U.S.$” and “U.S. dollars” are to United States dollars. As used in this annual report references to “tonnes” means metric tonnes, which is equivalent to 1,000 kilograms or 2,204 pounds (1.1023 tons) and the term “ton”, or the symbol “ST”, refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS

A.	Directors and Senior Management

Information not required for an annual report.

B.	Advisers

Information not required for an annual report.

C.	Auditors

Information not required for an annual report.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Information not required for an annual report.

ITEM 3	KEY INFORMATION

Cautionary Statement with Regard to Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) including, without limitation, forward-looking statements concerning our strategy, plans, future operating performance, contingent liabilities and outlook. These statements relate to, among other things, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties discussed in this annual report and in Management’s Discussion and Analysis for the financial year-ended December 31, 2014, which may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov:

•	The impact of general economic conditions in the countries in which we do business;

•	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;

•	Market conditions and demand for our products (including declines in advertising and circulation);

•	The implementation of trade restrictions in jurisdictions where our products are marketed;

•	Fluctuations in foreign exchange or interest rates;

•	Raw material prices (including wood fibre, chemicals and energy);

•	The effect of, or change in, environmental and other governmental regulations;

•	Uncertainty relating to labour relations;

•	The availability of qualified personnel;

•	The availability of wood fibre;

•	Legal proceedings;

•	The effects of competition from domestic and foreign producers; and

•	The risk of natural disaster and other factors, many of which are beyond our control.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Assumptions have been made with respect to our forward-looking statements, including those identified below, which could prove to be significantly incorrect:

•	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	Our ability to successfully obtain cost savings from our cost reduction initiatives;

•	Our ability to successfully integrate the recently acquired Biron and Rumford mills into our operations;

•	Our ability to implement business strategies and pursue opportunities;

•	Expected cost of goods sold;

•	Expected component supply costs and constraints; and

•	Expected foreign exchange and tax rates.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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

In accordance with U.S. GAAP, an enterprise value was established for the company as of September 30, 2012, the end of the quarter following the effective date of our plan of arrangement under the Companies’ Creditors Arrangement Act (“CCAA”), under fresh start accounting. This enterprise value was determined with the assistance of an independent financial advisor. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012.

A.	Selected Financial Data

The following table sets forth consolidated historical financial and operating data for Catalyst Paper Corporation for the periods indicated. The financial statement data as of December 31, 2014, December 31, 2013, December 31, 2012, September 30, 2012, December 31, 2011 and December 31, 2010, for the years ended December 31, 2014 and 2013, the three months ended December 31, 2012 and nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010 is derived from our audited consolidated financial statements in our annual report. This information should be read in conjunction with Operating and Financial Review and Prospects, which is included in the annual report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with U.S. GAAP. All information provided below is in millions of Canadian dollars, except information related to volume, information per share, and revenue per tonne.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) DATA

(In millions of Canadian dollars)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Sales	$1,109.3	$1,051.4	$260.5	$797.7	$1,079.7	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	1,028.2	970.9	245.6	718.0	970.7	930.1
Depreciation and amortization	44.6	47.0	12.9	23.4	105.5	109.7
Selling, general and administrative	33.0	33.2	7.7	26.2	40.3	43.4
Restructuring and change-of-control	0.5	1.2	–	5.3	5.9	25.3
Impairment and other closure costs	16.5	86.9	–	–	661.8	294.5
	1,122.8	1,139.2	266.2	772.9	1,784.2	1,403.0
Operating earnings (loss)	(13.5)	(87.8)	(5.7)	24.8	(704.5)	(351.6)
Interest expense, net	(35.5)	(37.4)	(11.6)	(60.3)	(73.2)	(71.9)
Foreign exchange gain (loss) on long-term debt	(24.1)	(18.8)	(3.2)	24.0	(9.7)	27.6
Other income (expense), net	1.2	14.9	0.1	(2.6)	(2.1)	(2.6)
Loss before reorganization items and income taxes	(71.9)	(129.1)	(20.4)	(14.1)	(789.5)	(398.5)
Reorganization items, net	–	(1.2)	(3.2)	666.9	–	–
Income (loss) before income taxes	(71.9)	(130.3)	(23.6)	652.8	(789.5)	(398.5)
Income tax expense (recovery)	0.4	0.1	0.2	(1.1)	(8.4)	(19.8)
Earnings (loss) from continuing operations	(72.3)	(130.4)	(23.8)	653.9	(781.1)	(378.7)
Gain (loss) from discontinued operations net of tax	–	3.1	(12.9)	(3.6)	(195.5)	(19.5)
Net earnings (loss)	(72.3)	(127.3)	(36.7)	650.3	(976.6)	(398.2)
Net (earnings) loss attributable to non-controlling interest	–	(0.3)	1.5	(31.9)	2.6	1.3
Net earnings (loss) attributable to the Company	$(72.3)	$(127.6)	$(35.2)	$618.4	$(974.0)	$(396.9)

CONSOLIDATED BALANCE SHEET DATA

(In millions of Canadian dollars)

	Successor				Predecessor
	As at December 31,			As at September 30,	As at December 31,
	2014	2013	2012	2012	2011	2010
Working Capital[1]	$144.6	$153.6	$151.4	$203.7	$152.4	$212.0
Property, plant and equipment	379.3	412.2	611.6	614.1	386.3	1,285.6
Total Assets	668.7	700.1	978.8	1040.1	737.6	1696.2
Current portion of long-term debt	3.0	2.0	6.6	6.7	466.8	27.0
Total debt[1]	329.1	303.8	428.6	465.6	842.3	810.9
Shareholders’ equity (deficiency)	(95.6)	12.9	116.3	144.9	(593.6)	423.5

CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

(In millions of Canadian dollars)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Cash flows provided (used) by operating activities	$21.3	$(7.5)	$52.1	$(44.0)	$(71.5)	$(44.1)
Cash flows provided (used) by investing activities	$(19.2)	31.4	(6.2)	(3.4)	(17.7)	(4.5)
Cash flows provided (used) by financing activities	$(3.3)	$(30.3)	$(40.0)	$34.9	$18.9	$60.9

OTHER FINANCIAL DATA

(In millions of Canadian dollars, except per tonne)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Adjusted EBITDA [2]	$47.6	$46.1	$7.2	$48.2	$62.8	52.6
Adjusted EBITDA margin [3]	4.3%	4.4%	2.8%	6.0%	5.8%	5.0%
Weighted average common shares outstanding (in millions)	14.5	14.5	14.4	381.9	381.9	381.8
Basic and diluted earnings (loss) per share (in dollars)
- Continuing operations	$(4.99)	$(9.01)	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted earnings (loss) per share (in dollars)
- Discontinued operations	–	0.21	(0.89)	(0.01)	(0.51)	(0.05)
Common shares outstanding at end of period (in millions)	14.5	14.5	14.5	14.4	381.9	381.8
Sales (000 tonnes)
Specialty printing papers	702	762	207	605	838	830
Newsprint	347	283	66	198	205	236
Pulp	340	328	74	251	308	277
Average Sales Revenue per tonne
Specialty printing papers	864	833	828	833	824	812
Newsprint	685	679	666	678	689	644
Pulp	779	683	604	637	804	813
Production (000 tonnes)
Specialty printing papers	708	771	193	613	842	836
Newsprint	352	289	65	200	208	225
Pulp	344	323	75	243	315	273

Notes to Selected Consolidated Financial Information

[1]	Current portion of long term debt is included in total debt and excluded from working capital.
[2]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.
[3]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.

We have provided below a reconciliation of adjusted EBITDA to net earnings (loss) attributable to the company, which we believe is the most directly comparable U.S. GAAP measure.

(In millions of dollars)	2010	2011	2012	2013	2014
Net earnings (loss) attributable to the Company	$(396.9)	$(974.0)	$583.2	$(127.6)	$(72.3)
Net earnings (loss) attributable to non-controlling interest	(1.3)	(2.6)	30.4	0.3	–
Net earnings (loss)	(398.2)	(976.6)	613.6	(127.3)	(72.3)
Depreciation and amortization	109.7	105.5	36.3	47.0	44.6
Impairment	294.5	661.8	–	86.9	16.5
Gain on cancellation of long-term debt	(0.6)	–	–	–	–
Foreign exchange (gain) loss on long-term debt	(27.6)	9.7	(20.8)	18.8	24.1
Loss on Powell River fire	–	2.4	–	–	–
Other (income) expense, net	3.2	(0.3)	2.5	(14.9)	(1.2)
Interest expense, net	71.9	73.2	71.9	37.4	35.5
Income tax recovery	(19.8)	(8.4)	(0.9)	0.1	0.4
Reorganization items, net	–	–	(663.7)	1.2	–
(Earnings) loss from discontinued operations, net of tax	19.5	195.5	16.5	(3.1)	–
Adjusted EBITDA [1]	$52.6	$62.8	$55.4	$46.1	$47.6

[1]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

B.	Exchange Rate Data

Bank of Canada

The following table sets forth certain exchange rates based upon the noon rate as quoted by the Bank of Canada. Such rates are set forth as, for the period indicated, U.S. dollars per Canadian $1.00. On March 3, 2015, the noon rate was 0 .8031 U.S. dollars per Canadian $1.00.

	2010	2011	2012	2013	2014

Low	0.9278	0.9430	0.9599	0.9348	0.8589
High	1.0054	1.0583	1.0299	1.0164	0.9422
Period-end	1.0054	0.9833	1.0051	0.9402	0.8620
Average rate [1]	0.9710	1.0110	1.0004	0.9710	0.9054

	2014				2015
	September	October	November	December	January	February
Low	0.8922	0.8858	0.8751	0.8589	0.7863	0.7915
High	0.9206	0.8980	0.8900	0.8815	0.8527	0.8063
Period-end	0.8922	0.8869	0.8751	0.8620	0.7863	0.7995
Average rate [1]	0.9081	0.8919	0.8829	0.8671	0.8254	0.8000

[1]	The average rate is derived by taking the average of the noon rate for each business day during the relevant period.

C.	Capitalization and Indebtedness

Information not required for an annual report.

D.	Reasons for the Offer and Use of Proceeds

Information not required for an annual report.

E.	Risk Factors

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

Capitalized and other terms not defined in this section are defined in subsequent parts of this annual report.

The recent acquisition of two US paper mills exposes the company to market, environmental, financial and human resource risks

The completion of the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA has significantly increased Catalyst Paper’s operations, specialty paper market share, environmental footprint and supply requirements and significantly increases our operations in the United States. The acquisition exposes us to various risks, some of which are general in nature and some of which are unique to the operations of these mills, the regions they are located in, and the markets they sell their product to.

Key risks include but are not limited to:

•	ongoing decline in coated paper markets due to general weakness in North American and international demand and due to market share lost to lower cost product alternatives,

•	erosion of future profitability due to general inflation and regional price pressure on fibre and energy,

•	the introduction of onerous environmental laws and regulations that may impose restrictions on our operations and processes,

•	potential environmental and labour claims that may arise from circumstances not currently identified, including but not limited to instances of site contamination and labour grievances,

•	unexpected delays in production and major maintenance events may negatively impact operations, customer service and costs,

•	breakdowns, obsolescence and impairment of long-lived assets, parts and supplies may negatively impact operations, customer service and costs,

•	potential labour unrest may negatively impact operations, customer service and costs,

•	delays and unexpected costs associated with post-acquisition activities including transition, integration and system separation may negatively impact liquidity, free cash flow and future profitability,

•	unexpected issues with the assignment of supply agreements or credit terms with vendors may negatively impact operations, customer service and costs,

•	actual results falling short of earnings projections and synergies identified by management may negatively impact to liquidity, free cash flow and future profitability,

•	management not having the capacity to complete an orderly transition and integration of the US mills while simultaneously operating the Canadian mills.

Reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group may result in supply interruption

The newly acquired Biron paper mill is a semi-integrated mill that is connected by way of three subterranean tunnels to Verso Corporation’s Wisconsin Rapids pulp and paper mill. Biron currently relies on the Wisconsin Rapids mill for the supply of softwood kraft pulp which is required to produce Biron’s coated mechanical paper products. Biron also relies on the Wisconsin Rapids mill for waste transfer and treatment services, including the landfilling of fly ash generated by Biron’s power boilers and the treatment of process water by the Water Quality Center which is owned and operated by the Wisconsin Rapids mill. Wood is currently being purchased for the Biron mill by the Lake States Wood Supply Group which buys wood for a number of other regional mills that are owned and operated by Verso Corporation. An extended interruption in the supply of softwood kraft pulp or waste treatment services by the Wisconsin Rapids mill, or an interruption in wood supply by the Lake States Wood Supply Group, could have adverse consequences to our operations, customer service and costs. We have however entered into agreements with Verso Corporation related to the supply of these goods and services that contain provisions and remedies that are intended to mitigate material losses due to extended supply interruptions.

We may not be able to successfully integrate the recently acquired U.S. paper mills into our operations

The success of our acquisitions will depend upon our ability to effectively manage the integration and operations of properties or assets we acquired and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. Any acquisitions would be accompanied by risks. For example, there may be significant change in commodity prices after we have committed to complete the transaction; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the final and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that we will be able to successfully manage the integration and operations of the businesses or assets we acquire or that the anticipated benefits of our acquisitions will be realized.

No assurance can be given that our systems, procedures and controls will be adequate to support the expansion of our operations resulting from the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA. Our future operating results could be affected by the ability of our officers and key employees to manage the changing business conditions and to integrate the Biron paper mill and the Rumford paper and pulp mill operations into our own. No assurance can be given that the acquisition of the Biron paper mill and the Rumford paper and pulp mill will result in the anticipated benefits expected from the acquisition. In addition, there may be liabilities, such as environmental liabilities, that we have failed to discover or have underestimated in connection with the acquisition. There may also be capital expenditure requirements that we have failed to discover or underestimated in connection with the acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on our business, financial condition or future prospects.

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

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that governs the ABL Facility and Term Loan and the indentures that govern our 2017 Notes (including the Offered Notes) restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes (including the Offered Notes), the Term Loan and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility and Term Loan could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreements that governs the ABL Facility and Term Loan and the indentures that govern the 2017 Notes (including the Offered Notes), we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt,

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

•	increasing our vulnerability to general adverse economic and industry conditions,

•	exposing us to the risk of increased interest rates as certain of our borrowings including our borrowings under the ABL Facility are at variable rates of interest,

•	limiting our flexibility in planning for and reacting to changes in our industry,

•	placing us at a disadvantage compared to other, less leveraged competitors, and

•	increasing our cost of borrowing.

There is a limited trading market for the company’s common shares

Although our common shares are listed on the Toronto Stock Exchange (“TSX”), certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

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

As at December 31, 2014, one of the paper machines at our Crofton mill continues to be indefinitely curtailed. On December 15, 2014, Paper Machine No. 9 at Powell River was indefinitely curtailed due to a lack of orders and a declining market for the paper manufactured on No. 9. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

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

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The acquisition on January 7, 2015 of the US paper mills will further increase the company’s U.S. dollar exposure on sales and costs. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars including our 2017 Notes (including the Offered Notes), our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

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

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States. For 2014, 100% of our pulp sales and 22% of our paper sales were international. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

For our B.C. operations, approximately 70% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us. We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

As it relates to the newly acquired US paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 49% of fibre at the Rumford mill and 14% of fibre at the Biron mill. For the Biron mill, which currently relies on the Lake States Wood Supply Group for its wood supply, wood supply interruption is a potential risk in 2015 if the region experiences a challenging late winter or longer winter break-up period given the very low inventories at the Biron mill and the other regional mills owned by Verso Corporation currently being supplied by the Lake States Wood Supply Group.

For our B.C. operations, approximately 70% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. For our newly acquired U.S. operations, approximately 79% is sourced directly from third parties with the remaining 21% sourced from short term stumpage purchases.

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

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2014 we had recorded net losses in 10 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and, until recently, a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes (including the Offered Notes), and the Term Loan. While the acquisition on January 7, 2015 of the US paper mills will provide additional sources of income, the operation of these newly acquired mills and the related transition and integration activities may place additional pressure on future liquidity.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business.  In Canada, our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2015.  In the United States, our labour agreements with the unions located in our Biron, Wisconsin manufacturing facilities expire on March 31, 2018 while the agreements with the unions in our Rumford, Maine facility expire on June 30, 2018.  The Unifor local representing employees in our distribution facility issued notice to bargain a renewal collective agreement in January 2015 but we do not expect any labour disruption arising out of collective bargaining.

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

In British Columbia, although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels.  In the past three years, rate increases totaled 27% which added $30 million to our costs annually.  In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase from 2013 levels in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $13 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $33 million per year in each of the next two years of the plan.  If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings.  We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Electricity costs in our US operations are mitigated by the larger proportion of self-generation capacity.  The Biron, Wisconsin mill is supplied by a regulated utility and the rates are projected to be relatively stable for this year.  The mill in Rumford, Maine operates in a deregulated jurisdiction and has the capacity to generate all of its electrical needs with self-generation and effectively hedges power costs with the fuel costs for self-generation.

The US divisions both consume significant volumes of coal; this pricing is set in annual contracts.

Canadian and American mills consume oil and natural gas which are purchased on spot markets and for which pricing fluctuates significantly due to various external factors.  We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program.  There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

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

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities.  We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

Our Canadian operations may be affected by the regulation of greenhouse gases: The Federal government has proposed combustion appliance based standards which could come into effect in 2020 and all Canadian mills currently meet those standards with ease. British Columbia announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

Our US operations are subject to various stringent air regulations including the USEPA’s Maximum Achievable Control Technology (MACT) standards.  One boiler at Biron and two at Rumford are impacted by the standard and may require capital infusion of approximately $6 million in total by end of 2016 to meet their respective deadlines of January 31, 2017.  Federal authorities could revise the standard before it comes into force and the company continues to consider all approaches to reaching compliance including fuel switching, emissions controls, and energy reduction initiatives.

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

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants. Catalyst sold its interest in the Snowflake mill in January, 2013, and therefore, the new owner will become a party to the adjudication as a result of its acquisition of the mill. Native American tribes and the United States government contend that the Snowflake mill’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

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

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs.  We have implemented our chain-of-custody systems to verify that selected paper products contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands.  Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our Canadian mills are located in seismically active areas

Our three operating mills in Canada are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Our mills in the United States are partially located on flood plains

Our two USA based mills are situated adjacent to rivers. These rivers occasionally experience rising water levels and as such are susceptible to risk of damage or destruction caused by floods. Our insurance may not cover the total losses associated with damage or destruction caused by floods and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable. Both mills have comprehensive flood response plans that are tested annually and early warning systems that alert the mills to rising water levels.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2014 the underfunded liability associated with the defined benefit pension plans was $120.8 million and the underfunded liability associated with the other post-retirement benefit plans was $176.0 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2015, we are required to contribute $4.1 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

As at March 3, 2015, we have outstanding US$260.5 million of 2017 Notes (including the Offered Notes) and $18.5 million of Term Loans. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding 2017 Notes (including the Offered Notes) at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. The credit agreement for the Term Loan entered into on March 20, 2014 contains a provision whereby the loan will be deemed to be in default in the case of a change in legal control. On the occurrence of an event of default the Term Loan becomes due and payable in whole together with any accrued interest. We may not have sufficient financial resources to fund any such repurchase.

ITEM 4	INFORMATION ON THE CORPORATION

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

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%. On February 16, 2006, Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998, Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999, the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

The Corporation and certain of its subsidiaries filed for protection under the CCAA on January 31, 2012. As a result of that filing, the TSX suspended the trading of the Corporation’s common shares on the TSX on February 1, 2012 and delisted the Corporation’s common shares effective as of the close of markets on March 8, 2012. The Corporation’s stock option and restricted share unit plans in effect at that time ceased to be in effect upon the delisting.

The Corporation implemented a plan of arrangement (“Plan”) under the CCAA that was completed on September 13, 2012. 14,400,000 new common shares were issued from the treasury of the company to the holders of the 2016 Notes (as hereinafter defined) on September 13, 2012, in accordance with the company’s plan of arrangement (“Plan”) under the Companies’ Creditors Arrangement Act (CCAA) and a further 127,571 new common shares were issued from treasury on December 19, 2012 to certain unsecured creditors of the company who elected to receive their pro rata share of up to 600,000 common shares pursuant to the terms of the Plan. Under the terms of the Plan all former shares and other securities of the company issued and outstanding on September 13, 2012 were deemed automatically cancelled. See “Restructuring and Implementation of Plan”.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 and our telephone number is 604-247-4400.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing, and the final purchase price is subject to certain additional post-closing adjustments.

The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million.

The Biron paper mill produces lightweight coated and ultra-lightweight coated paper. The Rumford paper and pulp mill produces coated specialty, coated freesheet and coated mechanical paper, as well as Kraft market pulp.

As the acquisition of the Rumford and Biron mills occurred after our year end on December 31, 2014, except where specified otherwise, the financial results described in this Annual Report do not incorporate or account for the acquisition or integration of these mills into our operations.

Indefinite Curtailment of Powell River No. 9 Paper Machine

On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River after temporarily curtailing the machine on October 27, 2014 due to a lack of orders and a declining market for the paper manufactured on No 9.  We expect that this curtailment will result in the elimination of approximately 50 positions at the Powell River operations (43 employees) and the Surrey Distribution Centre (seven employees) from where product manufactured on No. 9 were stored and shipped. While we do not anticipate that the outlook for product manufactured on No. 9 will change in the foreseeable future, No. 9 will continue to be maintained for the time being. The indefinite curtailment resulted in reduced production of approximately 19,200 tonnes of uncoated mechanical paper.

We recognized a non-cash impairment charge of $16.5 million on long lived assets that comprised Paper Machine No. 9 and on parts and supplies related to No. 9.

Fatality at Crofton Mill

On December 9, 2014, a contract truck driver was fatally injured while working at the Crofton mill. The contract truck driver was delivering wood chips to the mill on the evening of December 9 when he was discovered missing by mill personnel. The mill activated its Emergency Response Plan, and the RCMP and WorkSafe BC were promptly contacted to launch an investigation at the site. WorkSafe BC is leading the investigation into the circumstances surrounding the accident to determine cause. The RCMP and the Coroner’s Office are also investigating and the company is fully supporting the investigations. The fatality recovery operation resulted in lost paper production of approximately 1,400 tonnes and lost pulp production of approximately 2,400 tonnes which impacted Crofton’s cost by $1.1 million.

Sale of Interest in PRSC Limited Partnership and PRSC Land Development Ltd.

On August 29, 2014, we completed the sale of our interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, to the Tla’amin First Nation and City of Powell River for proceeds of $3.0 million. The PRSC Limited Partnership was a unique joint venture that was established by the three parties in 2006 to sell and redevelop lands that were surplus to Catalyst’s operations in the community. The sale transaction was approved by the courts in 2012 when Catalyst was undergoing financial restructuring while under creditor protection.

Introduction of BC Hydro Power Smart Program

On July 24, 2014, the Ministry of Energy and Mines and BC Hydro introduced a new energy efficiency program aimed at reducing the power costs of mechanical pulp producers. The Power Smart program provides a funding injection of $100 million over three years with $45 million allocated to Catalyst Paper. The program is aimed at reducing the energy intensity and improving the energy efficiency of the thermal-mechanical pulping process at seven pulp facilities in British Columbia.

The Power Smart Program will benefit our three mills located in Crofton, Port Alberni and Powell River by providing funding for 75% of the capital investment required for equipment upgrades to more efficiently harness energy and reduce energy waste. The first project at our Powell River mill, approved by BC Hydro on December 22, 2014, will utilize waste steam to reduce our electrical load on the BC Hydro system. The project has an expected capital cost in excess of $25 million of which Power Smart funding covers 75% and will reduce annual energy cost by an estimated $5 million. As of December 31, 2014, we spent $6.1 million on this project and received reimbursement from BC Hydro of $4.5 million.

Settlement Agreement entered into with PACE Industry Union-Management Pension Fund

The company entered into a settlement agreement dated July 18, 2014, with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, we will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In 2012, a withdrawal liability of US$11.7 million was recognized as a result of the closure of the Snowflake mill.

Changes to Board of Directors

On July 8, 2014, Pierre A. Raymond was appointed to the Board of Directors.

Completion of Term Loan and Redemption of Floating Rate Senior Secured Notes

On March 20, 2014, the company entered into a $20.0 million term loan (Term Loan) that matures on July 31, 2017 and bears interest, payable monthly, at the Canadian Prime Rate plus 3% per year. The Term Loan provides for quarterly principal repayments of $0.5 million and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes.

The proceeds of the Term Loan were used to redeem the US$19.4 million outstanding balance on the Floating Rate Senior Secured Notes due 2016 (Floating Rate Notes). The effective settlement date of the redemption of the Floating Rate Notes was April 19, 2014. The replacement of the Floating Rate Notes with the Term Loan resulted in a net reduction to our outstanding secured debt of approximately US$1.4 million and a reduction in annual interest cost of approximately US$1.4 million.

Reduction of Secured Debt

We repurchased for cancellation an aggregate principal amount of US$14.5 million of our outstanding 2017 Notes on the open market, thereby reducing our annual interest costs by approximately US$1.6 million. The debt was repurchased in two tranches, US$9.5 million with an effective settlement date of March 27, 2014, and US$5.0 million with an effective settlement date of April 1, 2014.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the BC Court of Appeal overturned the January 28, 2014 Supreme Court of British Columbia ruling in favour of Catalyst Paper in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2014:

2014 Production Curtailment (tonnes)	Specialty Printing Papers(1)	Newsprint(2)	Pulp	Total
Q1	0	35,000	0	35,000
Q2	0	35,000	0	35,000
Q3	0	35,000	0	35,000
Q4	19,200	35,000	0	54,200
Total	19,200	140,000	0	159,200

1.	The specialty printing papers curtailments relates to the Powell River P9 paper machine which was indefinitely curtailed on December 15, 2014. This was machine was curtailed due to lack of orders and a declining market for the paper manufactured on it.
2.	The newsprint production curtailment relates to the Crofton C1 paper machine which was curtailed throughout 2014. This machine has been indefinitely curtailed since January 21, 2010 as a result of reduced customer demand and high operating costs.

Adjustment to Carrying Value of Long-Lived Assets

On December 31, 2013, we wrote down the full carrying value of our goodwill by $56.7 million and the carrying value of our buildings, plant and equipment by $30.2 million due to the need to record an asset impairment charge required by accounting rules under U.S. GAAP. Potential impairment indicators that led to this adjustment included declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability.

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

Executive Changes

Effective April 1, 2014, Jim Bayles was appointed Senior Vice President, Sales & Marketing and effective August 11, 2014, Len Posyniak was appointed Senior Vice President, Human Resources & Corporate Services.

As part of its plan to improve cost competitiveness and increase operational focus, the company reduced the size of its executive team by three positions during 2013.

Sale of Port Alberni Wastewater Treatment Facility

On September 30, 2013, we completed the sale of a wastewater treatment facility and related infrastructure to the City of Port Alberni for proceeds of $5.8 million. The sale included the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront. We received $5.0 million of the proceeds on September 30, 2013 and received the remaining $0.8 million in September 2014.

Sale of Elk Falls Site

On May 24, 2013, we completed the sale of our Elk Falls industrial site and related assets for proceeds of $8.6 million to Quicksilver Resources Canada Inc. The pulp and paper mill which formerly operated at the Elk Falls site was indefinitely curtailed in 2009 and permanently closed in 2010.

Purchase of Floating Rate Notes

On April 24, 2013, the company completed the purchase of US$15.6 million of Floating Rate Notes at par plus accrued and unpaid interest. Holders of US$15.6 million of Floating Rate Notes accepted the offer made on March 26, 2013 to purchase up to US$20.0 million of the Floating Rate Notes with the balance of net proceeds from the sale of our interest in PREI. The balance of Floating Rate Notes were redeemed on April 19, 2014; see “Recent Developments – Completion of Term Loan and Redemption of Floating Rate Senior Secured Notes”.

Return to Provincial Sales Tax

On April 1, 2013, the Province of British Columbia reverted back to a provincial sales tax (PST) regime. The additional direct annualized cost to our business is estimated to be approximately $13 million, based on actual 2014 expenditures. Approximately $8 million of this increase relates to purchased electric power.

Sale of Interest in Powell River Energy

On March 20, 2013, we completed the sale of our 50% interest in Powell River Energy Inc. (“PREI”) and Powell River Energy Limited Partnership (collectively “Powell River Energy”) for $33 million. Electricity generated by PREI will continue to be sold to the Corporation under the existing power purchase agreement which expires in 2016 with extension to 2021 in one-year renewal term increments at the option of the Corporation.

Under the Corporation’s plan of arrangement (Plan) under the Companies’ Creditors Arrangement Act (CCAA), approximately $12.7 million of the net proceeds of the sale were distributed to unsecured creditors who, pursuant to our restructuring under the CCAA, did not elect to receive shares in settlement of their claims. The company made an offer on March 26, 2013 to purchase US $20 million of its Floating Rate Notes with the balance of the net proceeds. See “Purchase of Floating Rate Notes” above.

Closure and Sale of Snowflake Mill

On January 30, 2013 we completed the U.S. Court approved sale of the assets of the closed Snowflake facility and the shares of The Apache Railway Company to a third party for US$13.5 million and other non-monetary consideration. The Corporation permanently closed the Snowflake mill on September 30, 2012. The decision to close the Snowflake mill was driven by continued financial losses resulting from intense supply input and market pressures. Snowflake had generated negative EBITDA since 2009. In August 2012, the Corporation obtained both Canadian and U.S. Court approval of a sale process for the Snowflake mill and associated assets. The Snowflake mill and associated assets, including the Corporation’s shares in The Apache Railway Company, were sold to a third party for US $13,460,000 in a sale that completed on January 30, 2013.

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

Post Restructuring Financing Arrangements

On September 13, 2012, we entered into a new $175.0 million ABL Facility, which was a pre-condition for the Corporation to implement the Plan and exit from protection under the CCAA. The ABL Facility provided financing for general corporate purposes, and for the repayment on exit of the debtor-possession asset based lending facility that was in place throughout the CCAA proceedings.

The Corporation also completed a US$35 million secured exit financing facility (“Exit Facility”) on September 13, 2012 and issued US$35 million of Floating Rate Notes under that facility on its exit from protection under the CCAA. The Exit Facility provided the Corporation with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA.

Collective Agreements

Effective May 1, 2012, we entered into new collective agreements with the Communications, Energy and Paperworkers Union (CEP) locals at our Crofton, Port Alberni and Powell River mills and the Pulp, Paper and Woodworkers Union of Canada (PPWC) local at our Crofton mill. These agreements were negotiated during our restructuring under the CCAA and expire on April 30, 2017. The new labour agreements include a 10% reduction in hourly rates along with various adjustments to vacation, health benefits and work rules necessary to provide Catalyst with a more competitive labour cost structure. The CEP amalgamated with the Canadian Autoworkers Union in 2013 under the name Unifor. We also completed a new collective agreement at our Surrey Distribution Centre with the Christian Labour Association of Canada (“CLAC”) in early March 2012 which expires in 2015 and maintains existing rates and benefits. Unifor became the bargaining agent for the hourly employees at the Surrey Distribution Centre during 2013.

Restructuring

On January 31, 2012, Catalyst and certain of its subsidiaries obtained an order from the Supreme Court of British Columbia under the CCAA and subsequently received a recognition order from the United States court under Chapter 15 of the US Bankruptcy Code.

The Corporation’s secured and unsecured creditors approved the Corporation’s plan of arrangement under the CCAA (“Plan”) at meetings held on June 25, 2012. The Plan was approved by the Canadian Court on June 28, 2012 under the CCAA process and by the United States Court on July 27, 2012 under the Chapter 15 process. The Plan became effective on September 12, 2012 and the restructuring under the Plan completed on September 13, 2012.

As a result of the restructuring Catalyst reduced its debt by $390 million, eliminated $80 million of accrued interest and reduced annual interest expense and other cash costs by approximately $70 million per year.

Defined Benefit Pension Plans: funding extensions and special portability election

Under a special portability election option, we offered members of our defined benefit pension plan for salaried employees a one-time reduced lump-sum payment option as full settlement of their entitlements under the plan. Members had to make their elections by no later than December 15, 2012 and had until June 30, 2013 to revoke such elections in favour of continuing to receive monthly pension payments. 285 plan members representing $38.3 million of reduced lump-sum value maintained their elections. Members who exercised the election received reduced lump-sum payments calculated as the commuted value of future pension payments multiplied by the solvency ratio of the plan on December 31, 2012 plus quarterly top-up payments over the next four years totaling 8% of their commuted value. Lump-sum payments were made in July 2013 from plan assets. Implementation of the special portability option resulted in a reduction of approximately $21 million in the plan’s solvency deficit.

During our CCAA proceedings, we obtained government approval (i) to offer a special portability election option in respect of our defined benefit pension plan for salaried employees, and (ii) for further funding relief in respect of our obligation to make payment to the solvency deficit for that pension plan. The funding relief provides for fixed annual contributions to the solvency deficit over a 15-year period ending in 2027 and a final payment of the remaining deficit in 2028. This change results in estimated annual cash savings of approximately $7 million per year commencing in 2013.

In December, 2011, the B.C. Superintendent of Pensions granted us an extension of time for payment of the solvency deficits under certain of our defined benefit pension plans. This extension provided for payments necessary to amortize the solvency deficits over the seven year period ending December 2017, including annual payments of $10.6 million for 2011, 2012 and 2013.

British Columbia Carbon Tax

Our operations in British Columbia are subject to a broad-based carbon tax on fossil fuels which was introduced in 2008 and reached its maximum of $30 per tonne of carbon dioxide equivalent emissions in 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels. We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies. Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, we are unable, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax. The tax increased our operating costs by $6.5 million in 2012, $5.9 million in 2013 and $4.8 million in 2014.

B.	Business Overview

We are the largest producer of mechanical printing papers in western North America. We also produce northern bleached softwood kraft (“NBSK”) pulp. On December 31, 2014, our business comprised three business segments: specialty printing papers, newsprint and pulp. Specialty printing papers included coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calendared mechanical paper in western North America. Our three pulp and paper operations in British Columbia are located at Crofton on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, and Powell River on the west coast of the British Columbia mainland. On January 7, 2015, we acquired a paper and pulp mill in Rumford, Maine, USA that produces coated mechanical, coated freesheet and coated specialty paper as well as pulp, and a paper mill in Biron Wisconsin, USA that produces coated mechanical paper.

The chart below represents our expectation as to mill capacity in 2015, in thousands of tonnes, among the different product lines that can be produced at each mill. Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2015 Capacity by Mill Location and Product Line 1

		Specialty Printing Papers [1]
Mill Location	Number Of Paper Machines	Uncoated Mechanical	Coated Specialties	Coated Freesheet	Coated Mechanical	Directory	Newsprint[1]	Market Pulp	Total
Crofton, B.C. [4]	2	–			–	–	350,000	365,0002	715,000
Port Alberni, B.C.	2	–			224,000	116,000	–	–	340,000
Powell River, B.C. [5]	2	348,000			–	–	–	–	348,000
Rumford, ME [6]	3		23,000	119,000	327,000			120,0003	589,000
Biron, WI [6]	2				318,000				318,000
Total capacity (tonnes)	11	348,000	23,000	119,000	869,000	116,000	350,000	485,000	2,310,000
% of total capacity		15%	1%	5%	38%	5%	15%	21%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated mechanical, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 395,000 tonnes, of which 365,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 380,000 tonnes, of which 120,000 tonnes are designated as market pulp with the remaining 260,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed.
5	No. 9 paper machine at Powell River was indefinitely curtailed on December 15, 2014.
6	Production capacity for 2015 includes the capacity of the paper and pulp mill in Rumford, Maine and the paper mill in Biron, Wisconsin that were acquired on January 7, 2015. Capacity of the US paper mills is based on 365 days of production.

Specialty Papers

Our specialty printing papers can be manufactured on all of our paper machines. The specialty paper business segment has a total annual production capacity of 1,475,000 tonnes in 2015 which reflects 787,000 tonnes annual capacity for the newly acquired US paper mills.

Specialty printing paper products represent our largest business segment, generating 55% of our 2014 consolidated sales revenue (61% for 2013). Our customer base consists primarily of retailers, magazine, catalogue and book publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily by our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2014, 88% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on three paper machines at Crofton and Powell River. The newsprint business segment has a current total annual production capacity of 350,000 tonnes in 2015.

Newsprint sales generated 21% of our 2014 consolidated sales revenue (18% for 2013). The newsprint customer base consists primarily of newspaper publishers located in Western and Central North America, Asia and Latin America. In 2014, 45% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of NBSK pulp manufactured on two production lines at the Crofton mill and hardwood and softwood kraft pulp manufactured on two production lines at the Rumford mill. The Crofton mill has a total annual production capacity of 395,000 tonnes of which approximately 30,000 tonnes represent capacity being consumed internally. The Rumford mill has a total annual production capacity of 380,000 tonnes of which 260,000 tonnes represent capacity being consumed internally. The pulp business segment has a total annual market production capacity of 485,000 tonnes in 2015.

Pulp sales generated 24% of our 2014 consolidated sales revenue (21% for 2013). In 2014, 100% of our pulp sales volume was sold to customers in Asia.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

The following tables set out our total revenues by product and geographic market for each of the last three financial years:

Paper Sales [1]
	Year Ended December 31,
(In millions of dollars)	2012	2013	2014
United States	$515.8	$523.9	$530.9
Canada	147.8	121.6	108.6
Latin America	87.7	102.7	106.4
Asia and Australia	102.0	79.2	98.2
Europe and Other	0.4	–	0.5
	$853.7	$827.4	$844.6

Pulp Sales
	Year Ended December 31,
(In millions of dollars)	2012	2013	2014
Asia and Australia	$201.9	$223.8	$263.3
Europe and Other	2.6	0.2	1.4
	$204.5	$224.0	$264.7
[1]	Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. With the addition of the US paper mills, our specialty paper market share in eastern North America has increased significantly. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 23% of the world’s consumption for coated mechanical paper, 31% for uncoated mechanical paper and 13% for newsprint.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities. Specialty printing paper and newsprint is shipped overseas utilizing both deep-sea vessels and containers, and by a combination of barge, rail and truck for destinations in North America. We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia. Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and the United States and a network of agents in locations throughout the world. The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities. Pulp is shipped to offshore locations primarily by break bulk on deep-sea vessels.

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

Fibre Supply

Our pulp and paper operations in Canada consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers. Our fibre supply comes primarily from residual wood chips from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2014, our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips and pulp logs. Approximately 70% of our fibre is provided by five suppliers. As it relates to the newly acquired US paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 49% of fibre at the Rumford mill and 14% of fibre at the Biron mill.

Approximately 70% of our B.C. fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs. For our newly acquired U.S. operations, approximately 79% is sourced directly from third parties with the remaining 21% sourced from short term stumpage purchases.

The remainder of the fibre requirements for our pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas. From time to time we sell fibre to outside customers. We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices. The diversity of supply from over 50 independent suppliers in British Columbia located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations. Our production levels in 2014 and 2013 were not impacted by fibre shortages. For the Biron mill, which currently relies on the Lake States Wood Supply Group for its wood supply, wood supply interruption is a potential risk in 2015 if the region experiences a challenging late winter or longer winter break-up period given the very low inventories at the Biron mill and the other regional mills owned by Verso Corporation currently being supplied by the Lake States Wood Supply Group.

During the past five years, we have implemented a chain of custody system to certify our wood fibre supply. Approximately 75% of our total fibre basket in British Columbia is certified to either the Programme for the Endorsement of Forest Certification (“PEFC”) or Forest Stewardship Council (“FSC”) standard. PEFC is an independent non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes. The PEFC standard is a third party audited system that identifies the source of wood fibre and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system.

Competitive Strengths

We believe that we have the following competitive strengths:

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

Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in Western North America with production capacity of approximately 1.5 million tonnes of paper and pulp. We are the only producer of coated mechanical and supercalendered papers in Western North America and the largest producer of glossy paper in the region. Our Crofton operation is a tidewater mill giving it reliable, low-cost access to international pulp and paper markets via breakbulk vessels. The acquisition of the Rumford paper and pulp mill and Biron paper mill on January 7, 2015 significantly increases our coated paper market share in North America in general and eastern North America in particular.

Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to explore niche opportunities in the marketplace. The most recent additions to our extensive lineup are the coated paper and market pulp grades and related brands that were purchased as part of the acquisition of the Rumford paper and pulp mill and the Biron mill. The Biron paper mill produces lightweight coated and ultra-lightweight coated paper. The Rumford paper and pulp mill produces coated specialty, coated freesheet and coated mechanical paper, as well as Kraft market pulp. The newly acquired U.S. mills will continue to sell their paper and pulp grades under existing brand names that were purchased as part of the acquisition which consist of Vision, Escanaba, Dependoweb, Capri and Consoweb for their coated mechanical grades, Orion for their coated freesheet grades, Oxford for their coated specialty grades, and Swift River Kraft for their market pulp grades. These coated paper grades both widen the range of our product offering and add higher quality specialty paper grades to our production capacity. Specialized products generally provide higher margins and improved demand prospects than standard commodity grades. In 2013, we introduced Ascent, a lightweight coated graphic and printing paper. In 2012, we introduced Marathon Lite, an ultra-light newsprint grade that offers publishers and printers environmental and economic benefits of a lighter sheet without sacrificing print quality or runnability. In 2010 we introduced Pacificote™ , a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications. We also launched Electrabrite™ Book, a range of caliper-controlled grades for book publishers, Electrabrite 100% recycled hi-bright grade papers (a grade that was produced at Snowflake prior to is closure in 2012) and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra-grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly coated mechanical, coated freesheet, coated specialties and machine-finished uncoated grades.

Efficient Supply Chain Management Practices.  Distribution costs have a significant impact on net sales realizations.  Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail, breakbulk, and container shipping.  Controlling key elements of our supply chain has allowed us to control costs while achieving a high on-time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest.  Our Crofton mill site directly ships breakbulk to offshore customers via regularly scheduled vessels.  We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia mills and then ships via rail, truck and container to our customers.  This allows us to choose the most cost effective transportation mode in conjunction with customer requirements.  We also lease or otherwise have available 572 paper quality boxcars to ensure adequate car supply.  Specialized software is used to maximize payloads in rail, truck, and containers while ensuring each load is safe, legal, and minimizes risk of transit damage. We lease two barges which we use in conjunction with a third party towing company to transport our products to the Surrey Distribution Centre.  The acquisition of the US paper mills increases the geographic diversification of our mills and storage warehouses which creates opportunities to further optimize distribution costs by supplying customers from the most freight-logical mill locations.

Business Strategy

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base in a socially responsible manner. In 2015, the focus will be on objectives and initiatives in four areas:

Social

-	Safety: reduce medical incident rate and lost-time injury frequency by 20% compared to the prior year.

-	Improve employee alignment and performance through effective performance review and compensation practices, and by delivering new recruitment, on-boarding, training and development programs.

Financial

-	Deliver positive free cash flow results for our Canadian operations and newly acquired US mills in 2015.

-	Realize benefits of $20 million by continuing to drive the OFI program at our Canadian operations, and realize additional benefits of $10 million for our U.S. mills by capturing identified synergies and other operational improvements.

-	Successfully integrate the Biron and Rumford mills into our operations by completing the transition and separation of services, systems and infrastructure within twelve months, and ensuring that costs related to transition and separation do not exceed US$12 million for the year.

-	Powell River revitalization: implement changes that more than offset the lost contribution resulting from the indefinite curtailment of Powell River No. 9 paper machine to ensure the future viability and profitability of the mill’s operations.

-	Mitigate the impact of energy cost rate increases by advancing capital projects under the BC Hydro Power Smart Program, managing the load curtailment program, and by pursuing further cost mitigation initiatives.

-	Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews.

Commercial

-	Optimize product offering by harmonizing brands and grades across the five mills and capturing synergies related to freight and customer mix optimization.

-	Achieve product mix improvements for our US mills by increasing Biron’s market share of ultra-lightweight coated paper and increasing Rumford’s market share of coated freesheet and specialty one-sided paper.

Environmental

-	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in.

-	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

C.	Organizational Structure

We own all of the issued and outstanding shares of the following principal subsidiaries as of December 31, 2014:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc. Catalyst Paper Operations Inc.	Delaware Delaware

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

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 13 paper machines at five mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“C1”)(1)	Specialty/Newsprint
Paper Machine No. 2 (“C2”)	Newsprint
Paper Machine No. 3 (“C3”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“A4”)	Specialty
Paper Machine No. 5 (“A5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“P9”)(2)	Specialty
Paper Machine No. 10 (“P10”)	Specialty
Paper Machine No. 11 (“P11”)	Specialty/Newsprint
Biron	Product
Paper Machine No. 25 (“B25”)	Specialty
Paper Machine No 26 (“B26”)	Specialty
Rumford	Product
Paper Machine No. 10 (“R10”)	Specialty
Paper Machine No. 12 (“R12”)	Specialty
Paper Machine No. 15 (“R15”)	Specialty

Our estimated 2015 capacity to produce specialty printing papers and newsprint, in tonnes, as compared to our production for each of the last two years is as follows (includes tonnes produced that were transferred to beater) :

		Net Production
	Annual Capacity	Year ended December 31 (tonnes)
Mill	2015 (tonnes)	2014	2013
Crofton(1)	350,000	332,289	318,274
Port Alberni	340,000	333,040	312,594
Powell River(2)	348,000	405,087	433,003
Biron	318,000	—	—
Rumford	469,000	—	—
	1,825,000	1,070,416	1,063,871

1.	We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above does not include the capacity of that paper machine.
2.	We indefinitely curtailed our No. 9 paper machine at Powell River on December 15, 2014, displacing the equivalent of 110,000 tonnes of annual uncoated mechanical production from Powell River. The capacity noted above does not include the capacity of that paper machine.

Crofton

Crofton's capacity is 350,000 tonnes of newsprint. C1 at Crofton was curtailed from February 1, 2009 to May 25, 2009 and indefinitely curtailed since January 21, 2010.

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

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant. An $8 million upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 348,000 tonnes of uncoated specialty papers. The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint. The P9 paper machine was temporarily curtailed on October 27, 2014 and indefinitely curtailed on December 15, 2014 due to a lack of orders and a declining market for the paper manufactured on it. P9 had been dedicated to the production of Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively. In 2004, we upgraded P10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades. Pulp furnish for the paper mill comes primarily from a TMP plant. The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

PREI owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 83 megawatts and provides the power generated by its facilities to us under a power purchase agreement between us and PREI which expires in 2016 with extensions to 2021 in one-year renewal term increments at our option. Payments to PREI under the power purchase agreement and related agreements are essentially equivalent to the applicable British Columbia Hydro and Power Authority rate from time to time. PREI’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. The power purchase agreement and related agreements continue in effect after the sale of our interest in PREI in 2013.

Biron

Biron's annual capacity is 318,000 tonnes of lightweight and ultra-lightweight coated groundwood paper. Production currently consists of approximately 70% rotogravure grades and approximately 30% web-offset grades.

The Biron paper mill has two paper machines, B25 which was put into operation in 1957 and B26 which was put in operation in 1986. B25 was the subject of a major rebuild in 1999, is outfitted with an off-machine, two-station coater, and produces both offset and rotogravure coated groundwood paper. B26 was subjected to major rebuilds in 1996, 1997, 2003 and 2005, is outfitted with an on-machine, two-station coater, and produces both offset and rotogravure coated groundwood paper.

Pulp furnish for the paper mill is supplied primarily from the mill's three-line TMP plant and its stone groundwood facility.

Rumford

Rumford's annual capacity is 469,000 tonnes of coated one-sided specialty, coated freesheet and coated groundwood paper.

The Rumford paper mill has three paper machines, R10 which was put into operation in 1964, R12 which was put in operation in 1948, and R15 which was put in operation in 1980. R10 has benefited from various upgrades in 1990, 1998, and 2005 and produces coated one-sided specialty, coated freesheet and coated groundwood paper. R12 has benefited from upgrades in 2005, 2010 and 2012 and produces coated one-sided specialty, coated freesheet and coated groundwood paper. R15 has benefited from various upgrades from 1993 to 2012 and produces coated freesheet and coated groundwood paper.

Pulp furnish for the paper mill is supplied primarily from the mill's two kraft pulp lines and a groundwood pulping facility.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill. We manufacture softwood and hardwood market kraft pulp at our Rumford mill. Our annual pulp production capacity for 2015 is 775,000 tonnes.

Our annual market pulp capacity is 485,000 tonnes (which excludes pulp consumed internally) as compared to market pulp production for the years ending December 31, 2014 and December 31, 2013 of 355,000 tonnes and 323,200 tonnes, respectively.

The first pulp line at Crofton began operating in 1957 and the second in 1965. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system. This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton’s pulp and provides a stronger and more uniform pulp than conventional batch cooking. The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp is marketed as CKBC. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. CKBC is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers and tissue. The other pulp grade produced is made from spruce, pine and fir, coastal hemlock and Douglas fir species and is marketed as CKHF. This grade has high intrinsic strength and bulk, and is used in a variety of printing and writing papers and a range of specialty papers.

The two pulp lines at Rumford were rebuilt in 1990 and produce both hardwood and softwood kraft pulp. This mill is equipped with one continuous digester that produces softwood kraft pulp, and ten batch digesters that produce hardwood kraft pulp but with swing capacity on four batch digesters to produce softwood kraft pulp. The hardwood kraft line is outfitted with an elemental chlorine free chemical bleaching process and benefited from a major upgrade in 2001. The softwood kraft line is also outfitted with an elemental chlorine free chemical bleaching process.

Properties

Our head office is located in leased premises in Richmond, British Columbia. The lease covers an aggregate of 39,275 square feet and expires March 31, 2018.

We sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2019, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to a lease which expires November, 2015. We lease the premises for our sales office in Seattle, Washington pursuant to a lease which expires in November, 2016.

Each of our Crofton, Powell River and Port Alberni manufacturing facilities in British Columbia is situated on land we own. The Crofton mill is located on a 107 hectare site, the Powell River mill is located on a 94 hectare site and the Port Alberni mill is located on a 44 hectare site. The newly acquired US mills are situated on land we own, with the Rumford mill located on a 98 hectare site and the Biron mill located on a 43 hectare site. The Snowflake mill site lands were sold as part of the sale of the Snowflake assets and shares of The Apache Railway Company in January 2013.

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

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001:2004 standard at all three of our operating facilities in British Columbia. The environmental management system utilizes annual internal surveillance audits and external compliance audits of our manufacturing facilities and the Surrey Distribution Centre. Action plans are developed to address any deficiencies and updates are regularly communicated to management and a committee of the Board. Compliance audits at the active B.C. operations were completed during 2012. No new material issues were uncovered during those audits.

Numerous federal and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade. Issues that have been targeted include water regulation, air emissions particulates, sulphur dioxide and greenhouse gases. A number of those initiatives are described below.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice we have at least ten years’ capacity in our key landfills at Crofton, Port Alberni and Powell River related to our operations in British Columbia. The Rumford mill disposes of its solid waste in a mill-owned landfill, while Biron disposes of its solid waste in a landfill that is owned and operated by Verso Corporation’s Water Quality Center per the terms of an indefinite term agreement called the “Wastewater and Waste Disposal Services Agreement” entered between Catalyst Paper and Verso Corporation as of January 7, 2015. We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.

Effluent

In 2003, we began an initiative to reduce water use at all facilities. We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis (17% on an intensity basis). Since 2008, our absolute water use decreased by approximately 33% or 53 million m3 due to closure of the Elk Falls and Paper Recycling Divisions. Water use intensity increased by 13% for the same period due to increased production rates of brighter coated paper and kraft pulp production which consume more water compared to typical mechanical papers. The Rumford mill discharges and treats an average of 30 million gallons of waste water per day in its effluent treatment plant. The Biron mill discharges an average of 7 million gallons of water per day, which is transferred to the Verso Corporation owned Water Quality Center for treatment per the terms of the “Wastewater and Waste Disposal Services Agreement.”

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

Our US operations are subject to various stringent air regulations including the USEPA’s MACT standards. One boiler at Biron and two at Rumford are impacted by the standard and may require capital infusion of approximately $6 million in total by end of 2016 to meet their respective deadlines of January 31, 2017. Federal authorities could revise the standard before it comes into force and the company continues to consider all approaches to reaching compliance including fuel switching, emissions controls, and energy reduction initiatives.

Climate Change

We have long recognized the importance of reducing greenhouse gas (“GHG”) emissions, from the perspective of both stakeholder expectations and expanding regulatory requirements. At our Canadian operations, direct GHG emissions in 2014 were at 16% of their 1990 levels on an absolute basis.

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

Our Canadian operations may be affected by the regulation of GHGs: The Federal government has proposed combustion appliance based standards which could come into effect in 2020 and all Canadian mills currently meet those standards with ease. British Columbia announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

Environmental Expenditures

In 2014, we spent approximately $1.0 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $0.6 million in 2015.

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

Social Responsibility

Fibre Certification Chain of Custody

We have implemented the FSC, PEFC and SFI chain of custody systems to verify that select paper products made at our Canadian and American mills contain 100% certified wood fibre.  Certified fibre is an effective means of providing customers and stakeholders with surety that our forest based products come from sustainability well managed, non-controversial sources of wood.  We annually disclose our fibre pedigree in our annual Sustainability Report and through the CDP Forests program enhancing our transparency and public access to accurate data.  Catalyst does not currently source any virgin wood fibre from boreal forest sources.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band. The most extensive initiative is a limited partnership with the Tla’amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006. On August 29, 2014, we completed the sale of our interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, to the Tla’amin First Nation and City of Powell River for proceeds of $3.0 million. In Port Alberni, we continue to discuss opportunities with First Nations groups.

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

This complements our voluntary initiative with World Wildlife Fund Inc. (“WWF”) and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation to reduce direct CO2 emissions at our British Columbia based facilities to 75% below our 1990 emissions by the year 2020. Our 2014 absolute greenhouse gas emissions from our BC mills were 16% of 1990 levels.

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

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2014.

Business overview

Operating earnings for the year increased due to the positive impact of a weaker Canadian dollar, higher pulp sales volumes and transaction prices, increased newsprint sales and a reduced impairment charge on our long-lived assets compared to the prior year. This was partially offset by higher manufacturing costs, lower average transaction prices for paper and reduced specialty paper sales. The increase in pulp sales was in line with a step change in pulp productivity resulting from two debottlenecking initiatives completed on the Crofton pulp mill.

Manufacturing costs crept higher due to an increase in the cost of fibre, fillers, chemicals, distribution, electric power and steam fuel. Fibre costs increased due to higher pulp pricing, the strong US dollar drove the cost of fillers, chemicals and distribution higher, and electric power costs reflected a 9% hydroelectricity rate increase effective April 1, 2014. Increased manufacturing costs also reflect the de-recognition of our interest in Powell River Energy, formerly consolidated as a variable interest entity prior to the sale of our interest which reduced manufacturing costs in 2013 by $4.3 million.

We indefinitely curtailed the Powell River No. 9 paper machine in December due to declining demand for the uncoated mechanical paper products produced on that machine. The curtailment negatively impacted manufacturing costs and profitability in the fourth quarter due to the typical delay in fully eliminating all costs directly and indirectly related to operating the machine of approximately $1.0 million per month.

We completed the acquisition of the US paper mills in Biron, Wisconsin and Rumford, Maine on January 7, 2015. Acquisition costs of $3.1 million were incurred in the fourth quarter consisting mostly of legal and consulting fees.

Financial Performance

We recorded a net loss attributable to the company of $72.3 million and a net loss attributable to the company before specific items of $28.3 million in 2014. This compared to a net loss of $127.6 million and a net loss attributable to the company before specific items of $31.5 million in 2013.

Significant specific items in 2014 included an impairment charge on fixed assets, acquisition costs related to the US paper mills, restructuring costs related to the Powell River No. 9 indefinite curtailment, settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd and a net loss on the settlement of debt.

Significant specific items in the prior year included reorganization costs related to finalizing the creditor protection proceedings, a net gain on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy and the Elk Falls site, a settlement gain on our Salaried Plan under the special portability election option, a loss on the purchase of floating rate senior secured notes due 2016 (Exit Notes), an impairment charge on goodwill and fixed assets, and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2014	2013	2012
Sales [2]	$1,109.3	$1,051.4	$1,058.2
Operating earnings (loss) [2]	(13.5)	(87.8)	19.1
Depreciation and amortization [2]	44.6	47.0	36.3
Adjusted EBITDA [1,2]	47.6	46.1	55.4
−before restructuring costs [1,2]	48.1	47.3	60.7
Net earnings (loss) attributable to the company	(72.3)	(127.6)	583.2
−before specific items [1]	(28.3)	(31.5)	(37.8)
Total assets	668.7	700.1	978.8
Total long-term liabilities	624.0	565.5	720.6
Adjusted EBITDA margin [1,2]	4.3%	4.4%	5.2%
−before restructuring costs [1,2]	4.3%	4.5%	5.7%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
- basic and diluted from continuing operations	$(4.99)	$(9.01)	$41.65
- basic and diluted from discontinued operations	–	0.21	(1.15)
- before specific items	(1.95)	(2.17)	(2.62)
(In thousands of tonnes)
Sales [2]	1,389.3	1,373.3	1,401.4
Production [2]	1,403.5	1,382.6	1,388.6
Common shares (millions)
At period-end	14.5	14.5	14.5
Weighted average	14.5	14.5	14.4
1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2014.

Market Overview

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2014. The decline in North American demand was most significant for directory and newsprint. Strong exports to Asia, however, partly compensated for weak domestic newsprint demand. Compared to 2013, inventory levels at the end of 2014 increased for newsprint and uncoated mechanical and declined for lightweight coated (LWC) and directory. Average benchmark prices for the year decreased for all specialty paper grades and increased for newsprint compared to the prior year.

The global market for NBSK pulp decreased due to weaker demand in China. NBSK pulp benchmark prices for China increased in 2014.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing, and the final purchase price is subject to certain additional post-closing adjustments.

The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs will total approximately $5.0 million of which $3.1 million was incurred in the fourth quarter.

The Biron paper mill produces lightweight coated and ultra-lightweight coated paper. The Rumford paper and pulp mill produces coated specialty, coated freesheet and coated mechanical paper, as well as Kraft market pulp.

As the acquisition of the Rumford and Biron mills occurred after our year end on December 31, 2014, except where specified otherwise, the financial results described in this Annual Report do not incorporate or account for the acquisition or integration of these mills into our operations.

Indefinite Curtailment of Powell River No. 9 Paper Machine

On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River after temporarily curtailing the machine on October 27, 2014 due to a lack of orders and a declining market for the paper manufactured on No. 9.  We expect that this curtailment will result in the elimination of approximately 50 positions at the Powell River operations (43 employees) and the Surrey Distribution Centre (seven employees) from where product manufactured on No. 9 were stored and shipped. While we do not anticipate that the outlook for product manufactured on No. 9 will change in the foreseeable future, No. 9 will continue to be maintained for the time being. The indefinite curtailment resulted in reduced production of approximately 19,200 tonnes of uncoated mechanical paper.

We recognized a non-cash impairment charge of $16.5 million on long lived assets that comprised Paper Machine No. 9 and on parts and supplies related to No. 9.

Fatality at Crofton Mill

On December 9, 2014, a contract truck driver was fatally injured while working at the Crofton mill. The contract truck driver was delivering wood chips to the mill on the evening of December 9 when he was discovered missing by mill personnel. The mill activated its Emergency Response Plan, and the RCMP and WorkSafe BC were promptly contacted to launch an investigation at the site. WorkSafe BC is leading the investigation into the circumstances surrounding the accident to determine cause. The RCMP and the Coroner’s Office are also investigating and the company is fully supporting the investigations. The fatality recovery operation resulted in lost paper production of approximately 1,400 tonnes and lost pulp production of approximately 2,400 tonnes which impacted Crofton’s cost by $1.1 million.

Sale of Interest in PRSC Limited Partnership and PRSC Land Development Ltd.

On August 29, 2014, we completed the sale of our interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, to the Tla’amin First Nation and City of Powell River for proceeds of $3.0 million. The PRSC Limited Partnership was a unique joint venture that was established by the three parties in 2006 to sell and redevelop lands that were surplus to Catalyst’s operations in the community. The sale transaction was approved by the courts in 2012 when Catalyst was undergoing financial restructuring while under creditor protection.

Introduction of BC Hydro Power Smart Program

On July 24, 2014, the Ministry of Energy and Mines and BC Hydro introduced a new energy efficiency program aimed at reducing the power costs of mechanical pulp producers. The Power Smart program provides a funding injection of $100 million over three years with $45 million allocated to Catalyst Paper. The program is aimed at reducing the energy intensity and improving the energy efficiency of the thermal-mechanical pulping process at seven pulp facilities in British Columbia.

The Power Smart Program will benefit our three mills located in Crofton, Port Alberni and Powell River by providing funding for 75% of the capital investment required for equipment upgrades to more efficiently harness energy and reduce energy waste. The first project at our Powell River mill, approved by BC Hydro on December 22, 2014 with start-up expected on November 1, 2015, will utilize waste steam to reduce our electrical load on the BC Hydro system. The project has an expected capital cost in excess of $25 million of which Power Smart funding covers 75% and will reduce annual energy cost by an estimated $5 million. As of December 31, 2014, we spent $6.1 million on this project and received reimbursement from BC Hydro of $4.5 million.

Settlement Agreement entered into with PACE Industry Union-Management Pension Fund

The company entered into a settlement agreement dated July 18, 2014, with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, we will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In 2012, a withdrawal liability of US$11.7 million was recognized as a result of the closure of the Snowflake mill.

Changes to Board of Directors

On July 8, 2014, Pierre A. Raymond was appointed to the Board of Directors.

Completion of Term Loan and Redemption of Floating Rate Senior Secured Notes

On March 20, 2014, the company entered into a $20.0 million term loan (Term Loan) that matures on July 31, 2017 and bears interest, payable monthly, at the Canadian Prime Rate plus 3% per year. The Term Loan provides for quarterly principal repayments of $0.5 million and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes.

The proceeds of the Term Loan were used to redeem the US$19.4 million outstanding balance on the Floating Rate Senior Secured Notes due 2016 (Floating Rate Notes). The effective settlement date of the redemption of the Floating Rate Notes was April 19, 2014. The replacement of the Floating Rate Notes with the Term Loan resulted in a net reduction to our outstanding secured debt of approximately US$1.4 million and a reduction in annual interest cost of approximately US$1.4 million.

Reduction of Secured Debt

We repurchased for cancellation an aggregate principal amount of US$14.5 million of our outstanding 2017 Notes on the open market, thereby reducing our annual interest costs by approximately US$1.6 million. The debt was repurchased in two tranches, US$9.5 million with an effective settlement date of March 27, 2014, and US$5.0 million with an effective settlement date of April 1, 2014.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the BC Court of Appeal overturned the January 28, 2014 Supreme Court of British Columbia ruling in favour of Catalyst Paper in our action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. We are evaluating next steps including the possible submission of a motion for leave to appeal the decision with the Supreme Court of Canada.

Canadian Dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Exchange

	2012				2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881
Average effective rate	0.999	0.990	1.005	1.009	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881
Period-end spot rate	1.001	0.981	1.017	1.005	0.985	0.951	0.972	0.940	0.905	0.937	0.892	0.862

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2014 and traded below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2014. The US$/CDN$ exchange rate movement in 2014 compared to 2013 resulted in a positive variance of $66.3 million on revenue and a positive variance of $49.0 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $24.1 million on the translation of U.S. dollar denominated debt in 2014, compared to an after-tax foreign exchange loss of $18.8 million in 2013. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2014 we had foreign currency options and forward contracts with a notional principal of US$105.0 million with major financial institutions. Refer to our annual consolidated financial statements for the year ended December 31, 2014 note 26, Financial instruments, for additional details.

CONSOLIDATED RESULTS - ANNUAL

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2014 compared to year ended December 31, 2013

Sales

Sales increased by $57.9 million in 2014 due to the positive impact of a weaker Canadian dollar, increased sales volumes for newsprint, LWC and pulp, and higher average transaction prices for pulp, partially offset by reduced sales volumes for directory and uncoated, and lower average transaction prices for all paper grades.

Adjusted EBITDA and Adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of dollars)	Adjusted EBITDA [1,2]	Adjusted EBITDA before restructuring costs [1,2]
2013	$46.1	$47.3
Paper prices	(24.9)	(24.9)
Pulp prices	14.9	14.9
Impact of Canadian dollar	49.0	49.0
Volume and mix	9.9	9.9
Distribution costs	(3.3)	(3.3)
Furnish mix and costs	(21.5)	(21.5)
Chemical costs	(4.1)	(4.1)
Power and fuel costs	(10.6)	(10.6)
Labour costs	(4.5)	(4.5)
Maintenance costs	5.1	5.1
Lower of cost or market impact on inventory, net of inventory change	(1.7)	(1.7)
Restructuring costs	0.7	-
De-recognition of interest in Powell River Energy	(4.3)	(4.3)
Selling, general and administrative[3]	0.4	0.4
Power generation	(0.7)	(0.7)
Other, net	(2.9)	(2.9)
2014	$47.6	$48.1
1	Refer to Non-GAAP measures, for further details.
2	Numbers exclude the Snowflake mill’s results which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.
3	Selling, general and administrative expense included acquisition fees of $3.1 million in 2014 related to the acquisition of the US mills.

Operating Earnings (Loss)

Operating earnings increased by $74.3 million due to an impairment charge in the prior year of $86.9 million, reduced depreciation of $2.4 million and higher adjusted EBITDA of $1.5 million, partially offset by an impairment charge in the current year of $16.5 million.

Net Earnings (loss) Attributable to the Company

Net loss attributable to the company decreased by $55.3 million. Net loss for the current year of $72.3 million included an after-tax operating loss of $13.6 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $24.1 million, after-tax interest expense of $35.8 million, an after-tax settlement loss on the PIUMPF pension liability of $1.2 million and an after-tax loss on the settlement of debt of $1.0 million, partially offset by an after-tax gain on the sale of the PRSC interest and related mortgage of $2.1 million. Net loss for the prior year of $127.6 million included an after-tax operating loss of $87.8 million, an after-tax foreign exchange loss on the translation of U.S. dollar debt of $18.8 million, and after-tax interest expense of $37.5 million, partially offset by an after-tax settlement gain of $2.6 million related to the special pension portability election, and a net gain after tax on the sale of non-core assets including the Snowflake mill, our interest in Powell River Energy, the Elk Falls site and two parcels of poplar land of $12.3 million.

The following table reconciles 2014 net earnings (loss) attributable to the company to 2013:

(In millions of dollars)	Pre-tax	After-tax
2013 net loss attributable to the company	$(127.5)	$(127.6)
Higher adjusted EBITDA before restructuring costs	0.8	0.7
Lower restructuring costs	0.7	0.7
Lower depreciation and amortization expense	2.4	2.4
Lower impairment charge	70.4	70.4
Change in foreign exchange gain (loss) on long-term debt	(5.3)	(5.3)
Change in reorganization items, net	1.2	1.2
Lower other income, net	(13.7)	(13.7)
Lower interest expense	1.9	1.7
Change in discontinued operations earnings (loss)	(3.1)	(3.1)
Change in net earnings (loss) attributable to non-controlling interest	0.3	0.3
2014 net loss attributable to the company	$(71.9)	$(72.3)

Segmented Results - Annual

Specialty Printing Papers

(In millions of dollars, except where otherwise stated)	2014	2013	2012 [2]
Sales	$606.7	$635.1	$675.6
Operating earnings (loss)	(50.9)	(102.3)	20.5
Depreciation and amortization	34.9	40.4	30.1
Adjusted EBITDA[1]	0.5	25.0	50.6
–before restructuring costs[1]	1.0	25.6	53.5
Adjusted EBITDA margin[1]	0.1%	3.9%	7.5%
–before restructuring costs[1]	0.2%	4.0%	7.9%
(In thousands of tonnes)
Sales	701.9	762.0	812.6
Production	708.1	770.9	805.5
1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Segment Overview

North American demand for LWC decreased 4.9% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. LWC inventories decreased in the current year partially due to capacity reduction from mill closures. Weakness in North American specialty markets resulted in the average benchmark price for LWC declining to US$798 per short ton from US$864 per short ton in 2013. North American uncoated mechanical demand (high-gloss and standard grades) decreased 3.1% and inventories increased compared to 2013. The indefinite curtailment of Powell River No. 9 paper machine resulted in reduced production of approximately 19,200 tonnes of uncoated mechanical paper.

Average benchmark prices for super-calendered A grade (SC-A) declined 3.7% to US$781 per short ton compared to the prior year. We announced price increases for LWC of US$20 per short ton on Pacificote, Electrocote and Electracote Brite, effective November 1, 2014, and for SC-A of US$40 per short ton on Electracal and Electraprime, effective December 1, 2014.

North American directory demand decreased 19.3% in 2014 from the prior year due to reduced publication of white pages, smaller book sizes, lower circulation, and the continued migration from printed directory books to the Internet. At US$730 per short ton, the average directory benchmark price for the current year decreased by 2.7% compared to the prior year. The majority of our directory pricing was largely fixed for the year based on 2014 contract pricing.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.
**	The indefinite curtailment of Powell River No. 9 paper machine reduced production volumes of uncoated mechanical paper by approximately 19,200 tonnes in Q4 2014.

The 2014 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:	The 2014 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 60,100 tonnes reflecting lower sales volumes for directory and uncoated mechanical, partially offset by higher sales volumes for LWC. Declining directory sales were converted to newsprint while uncoated paper sales declined mostly due to weakening demand and the indefinite curtailment of the Powell River No. 9 paper machine in the fourth quarter.

•	Average sales revenue per tonne increased $31 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices for all specialty grades.

•	Average delivered cash costs increased $63 per tonne mostly due to increased cost of fibre, kraft, coating, chemicals, distribution, electric power and steam fuel. Fibre costs increased due to higher pulp pricing, the strong US dollar drove the cost of coating, chemicals and distribution higher, and electric power costs reflect a 9% hydroelectricity rate increase effective April 1, 2014. The inclusion in 2013 results of PREI’s operating earnings generated from power sales up to the sale of our interest on March 20, 2013 also contributed to the increase in average delivered cash costs.

Newsprint

(In millions of dollars, except where otherwise stated)	2014	2013	2012 [2]
Sales	$237.9	$192.3	$178.1
Operating earnings (loss)	(0.6)	8.4	14.1
Depreciation and amortization	7.3	5.1	4.1
Adjusted EBITDA [1]	6.7	13.5	18.2
– before restructuring costs [1]	6.7	13.9	19.0
Adjusted EBITDA margin [1]	2.8%	7.0%	10.2%
– before restructuring costs [1]	2.8%	7.2%	10.7%
(In thousands of tonnes)
Sales	347.4	283.3	264.0
Production	351.8	288.5	265.1

1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Segment Overview

North American newsprint shipments were down by 9.0% in 2014 mostly due to lower newspaper print advertising and declining circulation. Increased exports in the year, especially to Asia, partly compensated for weak domestic demand. Newsprint inventories rose for the year compared to 2013 levels.

The average North American newsprint benchmark price increased 0.8% to US$603 per metric tonne compared to the previous year.

The Crofton No. 1 paper machine, originally curtailed in January 2010, remained indefinitely curtailed throughout 2014, resulting in 140,000 tonnes of curtailment on an annualized basis.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2014 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 64,100 tonnes primarily due to increased newsprint production which partly offset lower directory production.

•	Average sales revenue increased $6 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased $35 per tonne mostly due to increased distribution, fibre, chemicals, electric power and labour costs, partly offset by the favourable cost impact of increased production in the year.

Pulp

(In millions of dollars, except where otherwise stated)	2014	2013	2012 [2]
Sales	$264.7	$224.0	$204.5
Operating earnings (loss)	38.0	6.1	(15.5)
Depreciation and amortization	2.4	1.5	2.1
Adjusted EBITDA[1]	40.4	7.6	(13.4)
– before restructuring costs[1]	40.4	7.8	(11.8)
Adjusted EBITDA margin[1]	15.3%	3.4%	(6.6)%
– before restructuring costs[1]	15.3%	3.5%	(5.8)%
(In thousands of tonnes)
Sales	340.0	328.0	324.8
Production	343.6	323.2	318.0

1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Segment Overview

Global shipments of NBSK pulp decreased by 2.8% in 2014 compared to prior year shipments due to weaker demand in China. The average NBSK benchmark price for China increased by 4.6% to US$733 per tonne compared to the prior year reflecting the impact of price increases implemented in 2014 that were announced in the fourth quarter of 2013.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2014 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 12,000 tonnes reflecting improved productivity of the Crofton pulp mill mostly due to two debottlenecking initiatives that were completed in the second quarter.

•	Average sales revenue increased by $96 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs remained flat due to increased fibre costs that were offset by improved productivity in the year.

FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2014 and December 31, 2013:

(In millions of dollars)	2014	2013	Variance	Comments
Working capital	$144.6	$153.6	(9.0)	Decrease reflects a $5.6 million decrease to accounts receivable, a $1.2 million decrease to cash and cash equivalents and a $17.6 million increase in accounts payable and accrued liabilities, partially offset by a $15.3 million increase to inventories and a $0.1 million increase to prepaids. Accounts payable and accrued liabilities increased due to an increase in trade payables while inventories increased due to an increase in finished goods paper inventories in the year.
Assets held for sale	1.5	5.7	(4.2)	Decrease due to the sale of poplar land and our interest in a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd. Remaining assets held for sale consist of poplar land.
Property, plant and equipment	379.3	412.2	(32.9)	Decrease mainly due to impairment of Powell River No. 9 paper machine subsequent to the machine’s indefinite curtailment, and the impact of depreciation exceeding capital spending for the year.
Other assets	6.0	8.9	(2.9)	Decrease mainly due the reclassification of capital in progress to property, plant and equipment, and the impairment of capital in progress related to the Powell River No. 9 paper machine subsequent to the machine’s indefinite curtailment.
Total debt	329.1	303.8	25.3	Increase due to the impact of the weak Canadian dollar on the translation of U.S. dollar denominated debt and new capital leases entered into related to mobile equipment, partially offset by the repurchase of 2017 Notes and quarterly repayments on the Term Loan.
Employee future benefits	282.4	254.9	27.5	Increase reflects a net actuarial loss recognized on the company’s defined benefit pension plans and other post-employment benefit plans reflecting a lower discount rate on projected liabilities, a lower expected investment return on plan assets and an adverse change to mortality assumptions.
Other long-term obligations	15.5	8.8	6.7	Increase mostly due to the reclassification of a portion of the PIUMPF pension liability from current to non-current liabilities after a settlement agreement had been reached.

OUTLOOK

Economy

The United States is expected to continue leading global economic growth in 2015. The strengthening U.S. economy and six-month decline in the crude oil price have resulted in a weakening Canadian dollar, and we expect this trend to continue in the first half of 2015.  Volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

North American paper markets are expected to remain challenging in 2015 with the continued migration to electronic media.  We expect an uptick in price and demand for coated and soft calendered uncoated paper in the North American market place in 2015 due in part to recently announced capacity reductions that support tightening operating rates. Tightening operating rates should benefit our expanded suite of coated products, including our coated mechanical, freesheet and specialty product grades. We announced a US$40 per short ton increase to our coated paper grades, effective April 1, 2015.

Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.  Our directory sales are mostly under contract, and therefore, we do not expect pricing and demand to fluctuate significantly through the first half of 2015.

Newsprint demand in 2015 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet.  Newsprint prices for the remainder of the year will depend on the supply and demand balance. We anticipate downward pressure on export pricing for newsprint in 2015 due to global completion for market share.

For NBSK pulp, China’s weakening demand and tight monetary policy are expected to put downward pressure on pulp pricing in the first half of 2015.

The US West Coast Ports have been experiencing significant congestion since the summer which was further exacerbated by independent actions taken by the Pacific Maritime Association (PMA) and the International Longshore and Warehouse Union (ILWU) during contract talks which further slowed down port operations. On February 20, 2015 the PMA and ILWU reached a tentative contract deal to end the dispute. These slowdowns resulted in delayed shipments to our South American customers and a significant build-up of inventory. While the work slowdown is officially over, it will take several months for all backlogs to clear and Catalyst will continue to implement contingency plans to keep customers supplied with paper. Asian customers were not impacted by this action as we have direct calls from Vancouver to Asia with no USA port calls.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of higher incremental fibre pricing for both our Canadian and U.S. operations, and power costs for our B.C. operations that will be unfavourably impacted by an announced energy cost rate increase of 6%, effective April 1, 2015. The lower oil price is expected to have a deflationary impact on our coating and freight costs in 2015.

Manufacturing costs in 2015 will reflect the addition of the U.S. paper mills and approximately 907,000 tonnes of additional production capacity. As these mills are located in the United States, our U.S. dollar exposure will increase significantly for both sales and costs. The acquisition increases the geographic diversification of our asset base and reduces the concentration risk of being reliant on a limited number of fibre, power and chemical suppliers. Our corporate costs will increase in 2015 and beyond as we add human and technological resources related to managing these mills and integrating their operating and information systems with our Canadian operations, although it is anticipated that corporate costs as a percentage of production capacity will be lower due to expected synergies from the acquisition. We estimate that total transition costs related to the US paper mills will be in the range of US$9.0 to US$12.0 million in 2015, excluding capital spending related to the separation and licencing of information systems.

We will continue to pursue benefits under the BC Hydro Power Smart Program, with the first project at our Powell River mill scheduled for completion in the fourth quarter of 2015. In addition to the Power Smart Program, we have commenced a pilot load curtailment program at our three Canadian mills. The load curtailment program is an arrangement with BC Hydro whereby we curtail the power consumption at our mills on receipt of 24-hour prior notice in exchange for a monetary benefit. These initiatives will help partly mitigate the impact of the power rate increases announced in 2013 as part of the B.C government’s 10 year electricity plan. We will continue our discussions with key stakeholders on a suite of additional potential initiatives to further mitigate the impact of energy rate escalation.

We will continue to identify and drive operational improvements through our OFI program and are rolling the program out to the newly acquired U.S. mills. In 2015, we will pursue a number of synergistic opportunities identified as part of the acquisition of the U.S. mills, including freight optimization of customer sales and improved profitability through product mix optimization by increasing our coated freesheet market share.

Our maintenance plan for 2015 includes a total mill outage at our Crofton mill scheduled for September, our regular outages related to power and recovery boilers, and a major maintenance shut at the Rumford mill in May to replace the generating bank of the recovery boiler. We expect to continue paper production at the Rumford mill during this maintenance outage.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2015:

	2015
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other [1]	–	–	–	0.3	–	1.9	–	–	–	2.2
Capital	–	–	1,800	–	–	–	–	–	1,800	–
Boilers	–	–	–	0.2	–	1.5	–	–	–	1.7
Crofton
TMO	–	–	–	–	2,600	2.8	–	–	2,600	2.8
Capital	–	–	–	–	3,200	–	–	–	3,200	–
Pulp	8,000	6.2	–	–	8,200	6.4	–	–	16,200	12.6
Boilers	–	–	–	–	–	0.2	–	0.3	–	0.5
Powell
Boilers	–	0.4	–	3.0	–	–	–	–	–	3.4
Biron
Capital	3,200	0.4	–	–	–	–	–	–	3,200	0.4
Boilers	–	–	–	–	–	1.3	–	–	–	1.3
Rumford
Pulp	–	–	10,500	4.8	–	–	–	–	10,500	4.8
Boilers	–	–	–	2.0	–	3.3	–	0.1	–	5.4
Total	11,200	7.0	12,300	10.3	14,000	17.4	–	0.4	37,500	35.1

1 Includes maintenance in 2nd quarter on precipitator and maintenance in 3rd quarter on steam turbine generator.

The Powell River No. 9 machine and Crofton No. 1 machine will continue to be indefinitely curtailed in 2015. We are in the advanced stages of a revitalization consultation process related to the Powell River mill to evaluate all aspects of mill operations, systems, and staffing. We expect that the implementation of recommendations resulting from this process will have a significant impact on the future costs and profitability of the Powell River mill.

Capital spending related to both our Canadian and U.S. operations is expected not to exceed $40 million and will be managed to balance cash flow.

The company will continue to hedge a portion of its U.S. dollar denominated sales in accordance with its policy to manage currency risk.

Manufacturing costs in Q1, 2015 will reflect an eleven day outage on the Crofton mill’s recovery boiler and batch digester that will have an anticipated cost of $6.2 million and a production impact of approximately 8,000 tonnes, and a capital outage at the Biron mill that will have an anticipated cost of $0.4 million and a production impact of 3,200 tonnes.

We expect that earnings and cash flow for the first half of 2015 will be negatively impacted by higher capital spending, the delay in fully eliminating costs related to Powell River No. 9 paper machine, and transition and separation costs related to the integration of the U.S. mills. A significant uptick in performance is expected in the second half of the year as we shed transition costs and we begin to capture the benefits of synergies and other operational improvements identified for the U.S. mills.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2015 other than for our operations, working capital fluctuations, interest payments, Term Loan repayments and pension funding related to our Canadian and US pension plans including our multi-employer pension plans.  We expect that our operations will require significant liquidity in 2015 related to the transition, integration and system separation of our newly acquired US paper mills, the Rumford recovery boiler rebuild, and the timing delay in eliminating all costs directly and indirectly related to the indefinite curtailment of the Powell River No. 9 paper machine. Based on liquidity currently at our disposal, we believe that we will be able to fund these requirements.

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

Reconciliation of net earnings (loss) attributable to the company by year

(In millions of dollars)	2014	2013	2012
Net earnings (loss) attributable to the company as reported	$(72.3)	$(127.6)	$583.2
Net earnings (loss) attributable to non-controlling interest	–	0.3	30.4
Net earnings (loss)	(72.3)	(127.3)	613.6
Depreciation and amortization [1]	44.6	47.0	36.3
Impairment	16.5	86.9	–
Foreign exchange (gain) loss on long-term debt [1]	24.1	18.8	(20.8)
Other (income) expense, net [1]	(1.2)	(14.9)	2.5
Interest expense, net [1]	35.5	37.4	71.9
Income tax (recovery) expense [1]	0.4	0.1	(0.9)
Reorganization items, net [1]	–	1.2	(663.7)
(Earnings) loss from discontinued operations net of tax	–	(3.1)	16.5
Adjusted EBITDA	$47.6	$46.1	$55.4
Restructuring costs	0.5	1.2	5.3
Adjusted EBITDA before restructuring costs	$48.1	$47.3	$60.7

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2014	2013	2012
Net earnings (loss) attributable to the company as reported	$(72.3)	$(127.6)	$583.2
Specific items:
Foreign exchange (gain) loss on long-term debt	24.1	18.8	(20.8)
Settlement loss on PIUMPF pension liability	1.2	–	–
Settlement gain on special pension portability election	–	(2.6)	–
Impairment and other closure costs[1]	16.5	87.1	19.7
Acquisition costs related to US paper mills	3.1	–	–
Restructuring and change-of-control costs[1]	0.5	1.6	6.4
Reorganization items, net[1]	–	1.1	(667.5)
Loss (gain) on settlement of debt	1.0	2.3	–
Net gain on sale of non-core assets	(2.4)	(12.2)	–
Fair market adjustment to non-controlling interest	–	–	41.2
Net earnings (loss) attributable to the company before specific items	$(28.3)	$(31.5)	$(37.8)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(4.99)	$(9.01)	$41.65
Before specific items	(1.95)	(2.17)	(2.62)

1 Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2014.

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2014	2013	2012
Cash provided (used) by operating activities	$21.3	$(7.5)	$8.1
Cash used by investing activities	(19.2)	31.4	(9.6)
Proceeds from the sale of property, plant and equipment and other assets	(4.7)	(52.2)	(12.3)
Other investing activities	2.0	0.5	(3.7)
Non-cash working capital changes except changes in taxes and interest	(15.9)	8.6	(31.8)
Other	(0.7)	(2.2)	2.1
Free cash flow	$(17.2)	$(21.4)	$(47.2)

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2014	2013	2012
Adjusted EBITDA	$47.6	$46.1	$55.4
Interest expense, excluding amortization	(34.1)	(35.5)	(22.7)
Capital expenditures	(21.9)	(23.4)	(22.6)
Reorganization costs	–	(0.6)	(37.5)
Income taxes paid	–	–	0.2
Employee future benefits, expense over (under) cash contributions [1]	(8.8)	(7.0)	(11.8)
Net operating cash flow from discontinued operations	–	(1.0)	(8.2)
Free cash flow	$(17.2)	$(21.4)	$(47.2)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, Summary of significant accounting policies, in the December 31, 2014 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

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

As at December 31, 2014 we had a provision of $16.9 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $0.6 million in 2015.

Impairment of long-lived assets

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

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying values of long-lived assets represented approximately 56.7% of total assets as at December 31, 2014. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

In December 2014, the company announced that its Powell River No.9 paper machine would be indefinitely curtailed due to a lack of demand and declining market for paper manufactured on this machine. The company recognized an impairment charge of $13.0 million on property, plant and equipment, $1.6 million on other assets and $1.9 million on related operating and maintenance supplies and spare parts inventory.

In addition to the indefinite curtailment of the No. 9 paper machine, declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2014. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. All the asset groups passed the recoverability test, and therefore, no additional impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2014.

See note 6, Measurement uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2014 for a description of inputs and assumptions used.

Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale. Assets classified as held for sale on December 31, 2014 included poplar plantation land.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation. The discontinued Snowflake mill met the definition of a discontinued operation before its disposal on January 30, 2013.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2014 a discount rate of 3.8% per year was determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2014, a rate of return of 6.3% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2014 a rate of compensation increase of 1.0% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2014 a health care trend rate of 5.5% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2014. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2014 expense	Net benefit obligation	Net 2014 Expense
Assumed overall health care cost trend Impact of:
1% increase	N/A	N/A	22.3	1.2
1% decrease	N/A	N/A	(19.0)	(1.0)

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

As at December 31, 2014 accounts receivable comprised 16.6% of total assets. Included in this balance was a provision of $2.3 million for doubtful accounts, or 2.1% of accounts receivable (as at December 31, 2013 - $1.8 million for doubtful accounts, or 1.5% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2014 is adequate to provide for probable losses existing in accounts receivable.

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

As at December 31, 2014, we had currency or commodity contracts related to our US dollar denominated sales, commodity swap agreements to fix the sales price of NBSK pulp, and commodity options to fix the sales price of natural gas. These contracts are reported at their fair value, as detailed above under the heading Financial Instruments.

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

At December 31, 2014 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

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

CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2014.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition, ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the new standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

B. Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2014	2013	2012
Cash flows provided (used) by operations before changes in non-cash working capital	$5.3	$7.3	$(32.0)
Changes in non-cash working capital	16.0	(14.8)	40.1
Cash flows provided (used) by:
Operations	21.3	(7.5)	8.1
Investing activities	(19.2)	31.4	(9.6)
Financing activities	(3.3)	(30.3)	(5.1)
Capital spending	21.9	23.4	22.6
Depreciation and amortization	44.6	47.0	36.3
Impairment and other closure costs	16.5	86.9	11.5
Capital spending as % of depreciation and amortization	49%	50%	62%
Net debt to net capitalization at period-end[1]	143%	96%	78%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where	2014					2013
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$5.3	$(2.9)	$(2.5)	$(5.7)	$16.4	$7.3	$11.9	$6.1	$(8.5)	$(2.2)
Changes in non-cash working capital	16.0	6.2	(6.3)	8.8	7.3	(14.8)	(8.2)	(19.1)	11.5	1.0
Cash flows provided (used) by:
Operations	21.3	3.3	(8.8)	3.1	23.7	(7.5)	3.7	(13.0)	3.0	(1.2)
Investing activities	(19.2)	(9.1)	(1.9)	17.6	(25.8)	31.4	(4.0)	(0.7)	19.7	16.4
Financing activities	(3.3)	7.6	11.6	(22.4)	(0.1)	(30.3)	(1.4)	11.5	(20.8)	(19.6)
Capital spending	21.9	8.4	5.7	4.7	3.1	23.4	3.7	5.3	8.5	5.9
Depreciation and amortization	44.6	11.5	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Impairment	16.5	16.5	–	–	–	86.9	86.9	–	–	–
Capital spending as % of depreciation and amortization	49%	73%	51%	43%	28%	50%	32%	46%	75%	48%
Net debt to net capitalization at period-end[1]	143%	143%	107%	99%	97%	96%	96%	74%	78%	73%

[1]	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

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

Operating activities

Cash flows from operating activities increased $28.8 million compared to 2013 due to a favourable change in non-cash working capital. The positive change in non-cash working capital reflects an increase in trade accounts payable due in part to improved credit terms and lower trade accounts receivable due in part to reduced average collection days, partially offset by an increase in paper inventories.

Investing activities

Cash used for investing activities was $19.2 million compared to $31.4 million cash provided for the previous year. Investing activities for the current year consisted mostly of capital additions of $21.9 million, while prior year results included proceeds from the sale of non-core assets of $51.4 million, partially offset by capital additions of $23.4 million.

While total capital additions in 2014 were lower than 2013 levels, our investment in profit adding capital increased. The components are provided below:

(In millions of dollars)	2014	2013
Safety	$1.7	$1.9
Environment	1.0	2.2
Maintenance of business	14.1	16.0
Profit adding	5.1	3.3
Total	$21.9	$23.4

Financing activities

Cash used by financing activities in 2014 decreased by $27.0 million compared to 2013. Financing activities for the current year included the net redemption, purchase and issuance of long-term debt of $17.8 million and the payment of financing costs of $2.1 million, partially offset by a net draw of $18.8 million on the ABL Facility. Financing activities for the prior year included the purchase of Floating Rate Notes for $15.8 million and a net repayment on the ABL Facility of $13.4 million.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility				ABL Facility
	2014				2013
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$139.6	$139.9	$141.3	$148.2	$140.4	$145.8	$138.7	$133.5
Letters of credit	(18.4)	(18.6)	(18.5)	(18.6)	(19.3)	(19.8)	(19.8)	(22.1)
Amount drawn, net	(29.4)	(20.0)	(7.8)	(1.3)	(10.6)	(11.8)	–	(4.7)
Available to be drawn[2]	91.8	101.3	115.0	128.3	110.5	114.2	118.9	106.7
Cash on hand	10.9	9.1	8.2	9.9	12.1	13.8	16.0	14.1
Restricted cash	–	–	–	22.5	–	–	–	20.0
Total liquidity	$102.7	$110.4	$123.2	$160.7	$122.6	$128.0	$134.9	$140.8

1	The borrowing base at December 31, 2014 includes a reserve of $1.5 million for pension, $2.0 million for creditor insurance deductibles, $2.5 million for landlord waivers, $1.6 million for employee source deductions, $0.4 million related to WorkSafeBC, and $1.0 million for mark-to-market exposure on our foreign currency revenue hedges.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2014 in note 15, Long-term debt.

Our total liquidity decreased by $19.9 million from the prior year reflecting negative free cash flow of $16.0 million generated for the year. The decrease in liquidity reflects an increase to the amount drawn on our ABL Facility and a decrease in cash on hand. Liquidity for the quarter declined by $7.7 million partly due to acquisition costs related to the US paper mills and the production impact of the fatality at Crofton and the indefinite curtailment of the Powell River No. 9 paper machine. The decision to curtail the paper machine has a temporary negative impact on liquidity due to the typical delay in fully eliminating all costs directly and indirectly related to operating the machine.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2014 note 15, Long-term debt.

At March 3, 2015 we had 14,527,571 common shares issued and outstanding. The company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

Our long-term debt increased in 2014 due to the foreign exchange impact of a weaker Canadian dollar, partially offset by a net decrease from debt refinancing and purchases. The following table illustrates the changes in our long-term debt for the year ended December 31, 2014:

Issue

(In millions of dollars)	January 1, 2014	Net increase (decrease)	Foreign exchange	December 31, 2014
Term loan, due July 2017	–	18.5	–	18.5
Floating rate senior secured notes, due September 2016 (December 31, 2013 - US$19.4 million)	$20.2	$(20.9)	$0.7	$–
Senior secured notes, 11.0% due October 2017 (US$235.5 million; December 31, 2013 – US$250.0 million)	265.9	(16.2)	23.4	273.1
Revolving asset-based loan facility of up to $175.0 million due July 2017	10.6	18.8	–	29.4
Capital lease obligations	7.1	1.0	–	8.1
Total debt	$303.8	$1.2	$24.1	$329.1
Less: current portion	2.0	1.0	–	3.0
Total long-term debt	$301.8	$0.2	$24.1	$326.1

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition.

In September 2014, the company entered into five capital leases on equipment. On June 27, 2014, we allowed the lease on three barges to terminate and exercised the option to purchase the assets.

On March 27, 2014, we purchased US$9.5 million of our 2017 Notes for cash consideration of $10.0 million that included $0.5 million of interest expense. On April 1, 2014, we purchased US$5.0 million of 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense.

On March 20, 2014, we secured a $20.0 million Term Loan that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. On April 19, 2014, we used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense.

See Note 15, Long-term debt, in our annual consolidated financial statements for the year ended December 31, 2014 for additional information on changes to our debt.

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

At December 31, 2014 we had foreign currency options and forward contracts with a notional principal of US$105.0 million with major financial institutions. At the period-end exchange rate, these instruments were reported at their fair value of negative $2.0 million. At December 31, 2014, commodity swap agreements with a negligible fair value were outstanding to fix the sales price of 500 metric tonnes of NBSK pulp within the next seven months. At December 31, 2014, commodity options were outstanding to fix the sales price of 180,000 Gigajoules of natural gas within the next five months. These contracts were reported at their fair value which was $nil at December 31, 2014.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2014 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.

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

D.	TREND INFORMATION

See information provided in Item 5A.

E.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2014:

(In millions of dollars)	2015	2016	2017	2018	2019
Total debt, excluding capital lease obligations	$2.0	$2.0	$346.1	$–	$–
Capital lease obligations	1.0	1.1	2.9	2.6	0.4
Operating leases[2]	35.0	7.1	3.2	2.1	0.4
Interest payments on long-term debt [1]	31.5	31.3	30.8	–	–
Total	$69.5	$41.5	$383.0	$4.7	$0.8

1 Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility as at December 31, 2014.

2 Subsequent to the sale of the company’s interest in Powell River Energy on March 20, 2013, the power purchase agreement between the company and Powell River Energy meets the definition of an operating lease under U.S.GAAP.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

Our directors are as indicated in the following table. Each director indicated below will serve as a director of the company until the annual meeting of the Shareholders of the company in 2015 or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporations Act.

Name and Municipality of Residence	Age	Director Occupation	Director Since
John Brecker New York, New York	51	Director of Bowery Management and a Principal of Drivetrain Advisors. Previously, Co-founder and Partner of Longacre Fund Management, LLC.	September 13, 2012
Todd Dillabough Calgary, Alberta	53	Director of Trident Resources Corporation. Previously a Director of Aveos Fleet Performance Inc. and CEO and COO with Trident Resources Corporation and Pioneer Natural Resources Canada Inc.	September 13, 2012
Walter Jones Denver, CO	61	Retired Managing Director of CoMetrics Partners LLC. and Partner at J.H. Cohn LLP.	September 13, 2012
Leslie Lederer[1] Chicago, Illinois	66	Attorney in Private Practice. Previously a consultant.	September 13, 2012
Jill Leversage Vancouver, British Columbia	58	Managing Director of Highland West Capital. Previously Managing Director, TD Securities.	June 24, 2013
Joe Nemeth Langley, British Columbia	50	President and Chief Executive Officer, Catalyst Paper Corporation. Previously President and Chief Executive Officer, Canfor Pulp Products Inc.	October 1, 2013
Pierre Raymond Montreal, Quebec	60	Retired partner of Stikeman Elliott. Previously Chair of the firm and a member of the Partnership Board and Executive Committee.	July 8, 2014

1 Chair of the Board.

Messrs. Jones and Brecker and Ms. Leversage are members of the company’s Audit Committee.

Messrs. Dillabough, Lederer and Raymond are members of the company’s Environmental, Health and Safety Committee.

Messrs. Dillabough, Lederer and Raymond are members of the company’s Governance and Human Resources and Compensation Committee.

Officers

Officers are appointed to serve at the pleasure of the Board of Directors.

Name	Age	Title
Brian Baarda [1] Surrey, BC	48	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations – Newsprint, ONP Procurement, Recycling.
Jim Bayles Vancouver, BC	63	Senior Vice President, Sales & Marketing. Previously Vice-President Newsprint/International.
Gerrie Kotze New Westminster, BC	36	Corporate Controller. Previously Director, Corporate Reporting, Risk and Insurance
Len Posyniak Vancouver, BC	59	Senior Vice President, Human Resources & Corporate Services. Previously Executive Vice President, Human Resources with the Corix Group of Companies.
Joe Nemeth Langley, BC	50	President and Chief Executive Officer, Catalyst Paper Corporation. Previously President and Chief Executive Officer, Canfor Pulp Products Inc.
Pat Sakai	61	Treasurer and Director, Taxation. Previously Director, Taxation

1 Mr. Baarda resigned as CFO effective April 15, 2015.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding common shares.

Mr. Baarda was an officer of the company when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) and subsequently implemented a plan of arrangement under the Companies’ Creditors Arrangement Act.

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

Compensation Discussion and Analysis

The Corporation’s executive compensation strategy is based on a compensation philosophy which includes three principal components:

(i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

(ii)	short term incentives payable in cash intended to focus initiative on annual objectives and reward behaviour that achieves corporate performance targets; and

(iii)	mid and long term incentives granted partly through the issuance of equity based compensation, such as stock options, restricted share units, phantom share units and deferred share units, to encourage the enhancement of Shareholder value and partly payable in cash.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the Shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.

Current Peer Group

The Corporation believes its compensation objectives will be reached with a total compensation package which corresponds to base salaries targeted at or below the median of primary and/or secondary peer groups established by the Board. The primary peer group to which Catalyst compared its compensation is comprised of forestry and paper product companies with revenue between $250 million and $3 billion. These companies represent the talent market for Catalyst’s executives (i.e., where we lose executives to and recruit from) and Catalyst’s 2013 revenue were generally aligned with the median of the primary peer group. The following table outlines Catalyst’s primary peer group:

Ainsworth Lumber Co. Ltd.	Canfor Corporation
Fortress Paper Ltd.	Interfor Corporation
Mercer International Inc.	Norbord Inc.
Stella-Jones Inc.	Tembec Inc.
West Fraser Timber Co. Ltd.	West Forest Products Inc.

As a secondary reference, Catalyst also compares its compensation to companies in capital intensive industries such as forestry, oil and gas, utilities and mining that participate in Towers Watson’s General Industry Executive Compensation Survey. The inclusion of secondary comparator companies is determined by size using annual revenue between $600 million and $2.5 billion.

The GHRCC reviews and benchmarks the Corporation’s total compensation for its executives against the comparator peer group to ensure that Catalyst is providing competitive compensation. Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the GHRCC. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

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

Base Salary, Benefits and Perquisites

Base salary is a fixed element of compensation or each executive officer for performing his or her position’s specific responsibilities and is typically determined with general reference to, among other things, base salary compensation at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers. Base salaries are targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows: Mr. Nemeth: 60%; Messrs. Baarda, Bayles: 45%; Mr. Posyniak: 40%; Mr. Stapleton: 30%. Target STIP potential is established such that target total cash compensation is positioned between the 75th and 90th percentile levels of the primary peer group. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business. STIP awards are allocated in cash.

The Board established a STIP program for the 2014 calendar year for all salaried employees, including executives. The pool available for STIP payments was calculated as 15% of savings of audited Opportunities for Improvement program (OFIs) by an EBITDA multiplier. STIP awards to executives are based on the recommendation of the CEO and subject to the approval of the GHRCC.

STIP payments to all salaried employees in respect of 2014 performance were funded at 22.5% of target. This is based on $16.1M in OFI achievement multiplied by 75% EBITDA performance. The Board made STIP payments from this pool to executives in 2015 in respect of company and individual performance in 2014.

Deal completion bonuses related to the acquisition of the Rumford, Maine and Biron, Wisconsin mills were paid to the Named Executives Officers in 2015.

The Board has adopted a new design for the STIP plan for use in 2015 that will be driven by improvement in free cash flow and allocated based on important corporate, business unit and individual measures that focus on increased efficiency, improved safety and quality. The new plan will introduce higher short-term incentive targets in respect of 2015 for the CEO and certain executives as follows: Mr. Nemeth: 100% of salary; Messrs. Bayles and Posyniak: 60%; and Mr. Stapleton: 40%.

Mid to Long Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.

The MLTIP has targets established for each participant and has three components, each based on 1/3 of the target MLTIP over the MLTIP period for each executive:

1.	Time based awards, payable in three instalments at the end of each year of the applicable MLTIP period either through allocations to the Corporation’s Supplemental Retirement Plan for Senior Executives (the “SERP”) or in cash.

2.	Performance based cash awards where free cash flow (calculated as EBITDA less capital expenditures, interest expense, taxes and employee future benefits (excess cash funding over expense)) for any year in the MLTIP period exceeds $1 million. The payment is calculated for each year by multiplying the 1/3 target MLTIP amount by the ratio of free cash flow for the year over $12.5 million to a maximum ratio of 2 to 1. There were no performance based cash awards earned in respect of 2014.

3.	Grants of PhantomSUs which provide for payments that correspond to the appreciation in the value of the underlying common shares from the grant date ($1.17 per share in the case of Mr. Nemeth; $1.20 per share in the case of Mr. Baarda; $2.59 per share in the case of Mr. Bayles; $2.20 per share in the case of Mr. Posyniak and $2.29 per share in the case of Mr. Stapleton) to the vesting date.

In order to be eligible for time based awards, the executive has to be employed by the Corporation on the applicable payment date. Time based awards under the MLTIP can be taken in cash or by way of an allocation under the Corporation’s SERP. Vesting of performance based cash awards and PhantomSUs granted under the MLTIP vest, and applicable payments occur, on December 31, 2016 (December 31, 2015 for Mr. Baarda) with accelerated vesting and payment on a pro-rated basis in the event of retirement, death or disability, termination without cause or change of control and similar events. Performance based cash awards and PhantomSUs are forfeited on resignation or termination with cause.

As described under “Compensation Discussion and Analysis”, the Corporation’s compensation strategy is intended to encourage the enhancement of Shareholder value and link the interests of the executive officers with those of the shareholders.

The Corporation determined that as part of its annual review of executive compensation, it would consider alternatives to the present MLTIP model. Specifically, the Corporation wishes to consider moving to an annual LTIP. See “Approval of New Share Compensation Plan – Background” for more information.

The Board and the GHRCC have considered the implications of the risks associated with the Corporation’s compensation policies and practices. No risks have been identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. As a result, the Board and the GHRCC do not believe that the Corporation’s compensation policies and practices encourage executive officers of the Corporation to expose the Corporation to inappropriate or excessive risks.

Both the Board and the GHRCC are regularly briefed on the Corporation’s results and their effect on the Corporation’s compensation plans. The STIP for salaried employees and Opportunities for Improvement plan applying to hourly employees are both driven by the financial gains made from operational improvements. The gains are subject to review and validation by the Director of Audit and Risk Management, who reports his finding directly to the Audit Committee. The MLTIP provides the GHRCC with the capacity to apply informed judgement to adjust payouts in the case of an extraordinary event.

The Corporation does not currently have a policy on whether or not a named executive officer (as described below) or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

Performance Graph

As described elsewhere in this Annual Report, the Corporation’s current Common Shares (symbol: CYT) were listed and commenced trading on the TSX on January 7, 2013. The TSX had previously suspended trading of the Corporation’s former common shares (symbol: CTL) on February 1, 2012 and delisted them on March 8, 2012 due to the Corporation’s proceedings under the CCAA. The Corporation’s former common shares were then cancelled on September 13, 2012 for no consideration when the restructuring under the Plan of Arrangement completed.

For historical purposes, the following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return from an investment in the Corporation’s former common shares (symbol: CTL) with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) and the TSX Paper & Forest Products Group and Sub Group (“TSX P&FP”) over the period from December 31, 2008 to March 8, 2012 when they were delisted and illustrates a cumulative return on a $100 investment in the Corporation’s former common shares made on December 31, 2008 as compared with the cumulative return on the S&P/TSX and the TSX P&FP on the same dates.

The graph also provides a corresponding comparison for the new Common Shares (symbol: CYT) for the period January 2, 2014 to December 31, 2014. Performance as indicated in the graph does not necessarily indicate future performance.

	Dec 31/10	Dec 31/11	Dec 31/12	Dec 31/13	Dec 31/14
CTL	117.5	17.5	7.5	n/a	n/a
CYT	n/a	n/a	n/a	67.5	152.0
S&P/TSX	117.2	107.2	114.7	129.3	142.9
TSX P&FP	125.6	32.6	53.8	79.6	95.6

The graph above reflects how the Corporation continued to be negatively impacted by structural changes in the industry in 2010 to 2014 including permanently reduced demand for certain paper products and significant excess production capacity. During this period, the Corporation structured its executive compensation strategy to take into account the cyclical nature and structural deficiencies of the industry and the need to link compensation to specific, objective executive goals, despite cyclicality and deficiencies. No STIP awards were made in respect of the first half of 2010, the last three quarters of 2011, 2012 or in respect of 2013 and 2014.

Compensation Governance

The GHRCC was established by the Board to assist the Board in fulfilling its responsibilities relating to, among other things, determining compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the GHRCC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive, consistent with the best interests of the Corporation.

The GHRCC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO” or “Chief Executive Officer”) and for evaluating the CEO’s performance in light of those goals and objectives. The GHRCC recommends to the Board the CEO’s compensation based on such evaluation. The GHRCC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits.

The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year, the GHRCC evaluates the CEO’s performance against those objectives. The results of the assessment are reported to the Board. The GHRCC also reviews the performance of other executives with input from the CEO.

The GHRCC determines the compensation of the Corporation’s executive officers, reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The GHRCC also administers any stock option or share-based compensation plans, if applicable, and makes recommendations regarding the granting of stock options or share-based compensation to executive management and other key employees of the Corporation where such stock option or share-based compensation plans are in effect.

The GHRCC met five times in the year ended December 31, 2014.

Messrs. Raymond, Lederer, and Dillabough are all experienced in corporate governance matters. Messrs. Lederer and Dillabough have served as corporate officers of publicly traded companies, and each has significant experience serving on human resources and compensation committees. Prior to joining the Corporation, Mr. Raymond was a securities and corporate finance lawyer with experience handling corporate governance matters.

Executive Compensation – Committee Activities and Related Fees

The GHRCC has the authority to retain and receive advice from compensation consultants to carry out its duties. The GHRCC periodically receives reports on current executive compensation practices from independent consultants. The last compensation review of all aspects of executive compensation was completed in 2012.

In 2014, the GHRCC engaged Towers Watson to complete a formal review of executive compensation. The GHRCC’s work plan developed with Towers Watson included both a review of total compensation as well as specific study of the Corporation’s MLTIPs. The fees paid to Towers Watson for work in relation to executive and director compensation matters was $74,323 in 2014.

While the 2014 executive compensation review was in its early stages, Catalyst began the negotiation to acquire the Rumford and Biron mills. Because the acquisition would change the scale and complexity of the Corporation, the GHRCC asked Towers Watson to expand its mandate to recommend any necessary changes to the peer group to which Catalyst compares it executive compensation.

The primary peer group has been revised to include publicly-traded Canadian forest and paper product companies with annual revenue between $500 million and $4.5 billion and publicly-traded U.S. paper product companies with revenue between $800 million and $2 billion. Given that close to 50% of Corporation’s business is now in the U.S., the talent market for executives has expanded to include similarly-sized U.S. paper product companies. Catalyst’s estimated 2015 revenue is positioned close to the 75th percentile of this larger group of companies. The primary peers are as follows:

Canadian Peers
Canfor Corporation	Canfor Pulp Products Inc.
Interfor Corporation	Mercer International Inc.
Norbord Inc.	Resolute Forest Products Inc.
Stella-Jones Inc.	Tembec Inc.
West Fraser Timber Co. Ltd.	West Forest Products Inc.
U.S. Peers
Clearwater Paper Corporation	Neenah Paper Ltd.
PH Glatfelter Co.	Verso Paper Corporation

The acquisition of the Biron, Wisconsin and Rumford Maine Mills expands the Corporation’s production capacity by 65%. The Corporation’s product lines and customer base also expands and results in further penetration of the US market. Because of the added scale and complexity of the Corporation, the Corporation has revisited the level of target total compensation of its executive team for closer alignment with the revised primary peer group. The Corporation intends, over time, to increase the compensation opportunity for the executives to reflect the increased scope and complexity of their roles and to align pay levels according to the Corporation’s compensation philosophy relative to the new peer group. Based on the revised peer group and the added scale and complexity of the roles, the CEO and certain executives received increases to their target compensation to more closely align with market pay levels.

Towers Watson provides other services to the Corporation in connection with the administration of its salaried employee defined benefit pension plan (closed to new entrants since 1994). The consulting fees paid to Towers Watson for work related to pension plan administration, valuation and other activities was $374,162 in 2014.since1994.

The Corporation and Towers Watson have taken several steps to maintain the independence of the executive compensation consultant, including ensuring the consultant’s pay is not directly affected by any change in services provided by Towers Watson to management. In addition, the executive compensation consultant:

•	Is not the client relationship manager;

•	Is not involved in any client development activities related to increase consulting services to the Corporation;

•	Has limited interactions with management unless they specifically relate to matters for the GHRCC’s review and approval; and

•	Does not share any confidential information obtained through work with the GHRCC with other segments of Towers Watson.

Any decisions made by the Corporation with respect to the compensation of its executives are its own responsibility and may reflect factors and considerations other than the information provided by any compensation consulting firms.

Summary Compensation Table

The following table reflects compensation paid during 2014, 2013 and 2012 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 in 2014 (each a “Named Executive Officer” or “NEO).

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share based Awards(1) ($)	Option based Awards(2) ($)	Annual Incentive Plans(3) ($)	Long term Incentive Plans(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)		Total Compensation ($)
J. Nemeth	2014	575,000	—	—	85,000	175,000	294,390	—		1,129,390
President and Chief Executive Officer	2013	157,019	275,612	—	—	50,000	75,351	—		557,982
B. Baarda	2014	315,000	—	—	31,894	66,667	31,501	—		413,168
Vice President,	2013	290,000	94,554	—	—	258,400	29,000	—		671,954
Finance and Chief Financial Officer	2012	290,000	—	—	—	206,600	29,000	—		525,600
J. Bayles (7)	2014	237,500	101,659	—	34,557	50,000	21,612	—		445,062
Senior Vice	2013	198,750	—	—	605	—	9,968	—		209,332
President, Sales & Marketing	2012	195,000	—	—	1,502	—	9,825	—		206,327
L. Posyniak (8)	2014	98,557	98,420	—	48,747	66,667	9,856	—		322,247
Senior Vice President, Human Resources
M. Stapleton	2014	232,020	30,498	—	15,661	20,012	25,522	43,406	(9)	367,119
Vice President and	2013	186,864	—	—	—	70,718	—	52,629	(9)	310,211
General Manager North American Sales and Product Development	2012	207,402	—	—	—	71,524	—	47,409	(9)	326,335
(1)	Represents the fair value of PhantomSUs as at Grant Date.
(2)	There are no outstanding option based awards.
(3)	No STIP payments were made in 2012, 2013 or 2014. Amounts in this column reflect other bonuses paid and STIP payments to be made in 2015 for 2014 performance.
(4)	Consists of payments made under the 2014 MLTIP.
(5)	Amounts in this column for all NEOs reflect annual contributions and allocations to the Corporation’s defined contribution pension plan, including the SERP, for the years ended December 31, 2014, 2013, and 2012. The total pension contribution for Mr. Nemeth includes SERP allocations of $67,500 for 2013 and $270,000 for 2014 made pursuant to his employment contract.
(6)	Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.
(7)	Mr. Bayles was appointed Senior Vice President, Sales and Marketing on April 1, 2014. Base salary reflects his total base salary in 2014 before and upon his appointment. Mr. Bayles is also a member of the company’s DB plan that was closed on January 1, 2010 with no more service being accrued.
(8)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.
(9)	Amounts in this column for Mr. Stapleton are premiums paid by the Corporation for his health benefits, life insurance, FICA, Medicare, FUTA and an amount for car allowance.

Incentive Plan Awards

Stock Option Plan

The Corporation does not currently have a stock option plan and there were no stock options outstanding as of December 31, 2014. The Share Compensation Plan to be considered for approval at the Meeting as described in this Circular would enable the Corporation to issue stock options.

Phantom Share Unit Plan

The Corporation has a PhantomSU plan in connection with the current MLTIP. PhantomSUs do not entitle the holder to any shares of the Corporation. Each PhantomSU represents one Common Share and entitles the holder to a payment on the vesting date that corresponds to the increase in value of the underlying Common Shares from the grant date to the vesting date under the MLTIP calculated using the 20 day volume weighted average trading price on the TSX preceding the applicable date. PhantomSUs issued to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Vesting and payment is determined in accordance with the terms of the MLTIP. Currently there are 810,000 PhantomSUs outstanding under the MLTIP that are held by Named Executive Officers.

Share Compensation Plan

Other than the Phantom SU plan, the Corporation does not currently have an executive share compensation plan and there were no share awards (other than PhantomSUs) outstanding as of December 31, 2014. The Share Compensation Plan to be considered for approval at the Meeting as described in this Circular would enable the Corporation to issue Restricted Share Units and Performance Share Units.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the Named Executive Officers as at December 31, 2014. There were no other share-based or option-based awards held by Named Executive Officers as at December 31, 2014.

	Share Based Awards(1)(2)
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
J. Nemeth	449,438	955,180
B. Baarda	166,411	324,441
J. Bayles(3)	77,220	116,608
L. Posyniak(4)	90,731	149,148
M. Stapleton	26,200	42,246
(1)	Represents PhantomSUs under the 2014 MLTIP. Related securities are Common Shares.
(2)	PhantomSUs vest on December 31, 2016 for all NEOs and Dec 31, 2015 for Mr. Baarda.
(3)	Mr. Bayles was appointed Senior Vice President, Sales and Marketing on April 14, 2014.
(4)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

No share-based awards vested during 2014. There are no outstanding option based awards as at December 31, 2014.

Pension Plan Benefits

Defined Contribution Plans

Named Executive Officers who are Canadian residents participate in a defined contribution plan pursuant to which the Corporation contributes 5% of the executive’s base salary and bonus to a maximum of $24,960 in 2014 ($24,270 in 2013 and $23,820 in 2012). The executive directs the investment of his or her defined contribution account based on a number of alternatives. Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

Named Executive Officers who are United States residents were entitled to participate in a US defined contribution 401K plan (“US DC Plan”). The US DC Plan provides for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan. In addition, the Corporation would make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay (which is subject to certain limits). The employee directs the investment of his defined contribution account based on a number of alternatives. The employee contribution level and matching contribution levels are subject to certain maximums as limited by law. An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law. Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay. Upon retirement the employee may elect to receive installments or lump sum as provided for by the plan. In addition, the Corporation has established a defined contribution segment of the Corporation’s SERP domiciled in Canada. As at December 31, 2014, each of the Named Executive Officers was a member of the defined contribution segment of the SERP.

The Corporation makes regular contributions to the SERP, on behalf of the executives, by way of allocations to their SERP accounts, the amount of which varies among the executives. Mr. Nemeth’s SERP account was credited with a lump sum allocations allocation of $67,500 on October 1, 2013 and $270,000 on January 1, 2014. He will receive lump sum allocations of $270,000 on January 1st of each of 2015 and 2016 with all such allocations vesting on December 31, 2016. The other eligible Canadian domiciled NEOs’ SERP accounts are credited with an amount equal to 10% of their salary and bonus less the amount credited to the defined contribution plan referred to above. Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the following calendar years and applied in years in which the target bonus limit is not reached. Amounts for NEOs, other than Mr. Nemeth, vest when allocated.

On retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate. Amounts allocated to the SERP are secured by a letter of credit.

Supplemental Executive Retirement (SERP) Plan

The purpose of the Supplemental Plan is to provide benefits to Participants to enable them to retire with a total retirement income deemed appropriate by the Board of Directors. Benefits provided by the Supplemental Plan are in addition to and integrated with the benefits provided under the Catalyst Paper Corporation Retirement Plan for Salaried Employees.

The SERP Plan brings the company’s total contribution towards an executives’ retirement plan to 10%. This is done through regular contributions to a notional account. Monies contributed to the account are then notionally invested in the employee’s choice of three funds from the DC Plan. Monies within the SERP plan are secured by a letter of credit.

Defined Contribution Plans Table

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Non-compensatory(2) ($)	Accumulated value at year end ($)
J. Nemeth	80,099	294,390	36,734	411,223
B. Baarda	618,036	31,501	51,055	700,592
J. Bayles(3)	48,803	21,612	5,245	75,660
L. Posyniak(4)	—	9,856	105	9,961
M. Stapleton	394,400	22,000	60,832	477,232
(1)	Represents the employer contribution.
(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.
(3)	Mr. Bayles was appointed Senior Vice President, Sales and Marketing on April 4, 2014.
(4)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

The compensatory amounts paid to the Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2014 are included in the Summary Compensation Table under the column entitled “Pension Value”. In addition, the amounts in the above table include amounts under the column entitled “Long Term Incentive Plans” in the Summary Compensation Table that were taken as allocations to individual SERP accounts as indicated in Note 5 to the Summary Compensation Table.

Termination and Change of Control Benefits

Pursuant to the employment agreement between Mr. Nemeth and the Corporation dated August 19, 2013, if Mr. Nemeth’s employment is terminated without cause he will be entitled to be paid (by way of a lump sum or by monthly payments over a period not exceeding 24 months) his then current base salary and pension plan contributions for a period of 2 years or the time remaining between the date of termination and December 31, 2016, whichever is the greater together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. If Mr. Nemeth’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to two years’ base salary and pension contribution together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2014, the estimated value of the incremental payments and benefits to which Mr. Nemeth would be entitled under the agreement is $2,917,859.

Pursuant to the employment agreement between Mr. Posyniak and the Corporation dated July 11, 2014, if Mr. Posyniak’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contribution for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. The Corporation will continue all employment perquisites and privileges during such period. In addition, Mr. Posyniak will receive outplacement service and financial counselling services to a maximum of $10,000. If Mr. Posyniak’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contribution, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2014, the estimated value of the incremental payments and benefits to which Mr. Posyniak would be entitled under the agreement is $805,929.

Pursuant to the employment agreement between Mr. Bayles and the Corporation dated April 2, 2014, if Mr. Bayles’ employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contribution for 24 months following the date of termination (the salary continuance period), and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment, whichever occurs first. The Corporation will continue all employment perquisites and privileges during the salary continuance period. Assuming that such termination had occurred on December 31, 2014, the estimated value of the incremental payments and benefits to which Mr. Bayles would be entitled under the agreement is $727,321.

Board of Directors Compensation

The GHRCC Board is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.

Under the current directors’ compensation policy, directors are paid an annual cash retainer, meeting fees and equity compensation through PhantomSUs. The Corporation does not currently have a stock option plan in effect and stock options were not issued in fiscal 2014.

The director’s compensation fees changed effective October 1, 2014. The following table shows the director compensation:

Item	January to August, 2014 Amount	October to December, 2014 Amount
1. Chair of the Board
• Cash Retainer	$160,000/annum	$155,000/annum
2. Member of the Board
• Cash retainer	$60,000/annum	$55,000/annum
• Phantom Share Units (consistent with the Corporation’s executive MLTIP)	n/a	$30,000/annum
• Member (attending)	$2,000/meeting	$2,000/meeting
• Member (by telephone)	$1,000/meeting	$1,000/meeting
3. Equity Compensation – Chair & Members of the Board	n/a	$30,000/annum(1)
4. Audit Committee of the Board
• Chair – Annual fee	$20,000/annum	$20,000/annum
• Member – Annual fee	$5,000/annum	$5,000/annum
• Member (attending)	$2,000/meeting	$2,000/meeting
• Member (by telephone)	$1,000/meeting	$1,000/meeting
5. Committees of the Board (other than Audit Committee)
• Chair – Annual fee	$10,000/annum	$10,000/annum
• Member – Annual fee	$5,000/annum	$5,000/annum
• Member (attending)	$1,500/meeting	$1,500/meeting
• Member (by telephone)	$750/meeting	$750/meeting
6. Travel - for non-business class travel over 3 hours	$1,000/round trip	$1,000/round trip

(1) Represents the face value of equity compensation. The grant-date fair value will be less than the amount per Black-Scholes valuation

Phantom Share Units (Equity Based Pay)

Directors will be granted PhantomSUs consistent with the Corporation’s executive MLTIP as summarized below:

Terms	Details	Alignment with executive MLTIP
Granting	Annual after AGM (timing to be determined)	MLTIP grants made on a discrete basis once every three years
Payout	Incremental increase in share price at the end of three years	Same as PhantomSUs component
Vesting	Cliff vest at the end of three years (see example below)	Same as PhantomSUs component
Market Price	Based on Catalyst’s 20-day volume weighted average share price	Same as PhantomSUs component
Settlement	Cash	Same
Termination and Retirement Provisions

Fully vests with payout upon termination/retirement based on the market price as of the termination/retirement date. Awards will also fully vest should a Transforming Event occur

(suggested approach given annual awards)

Consistent since the MLTIP pro-rates awards for retirement or termination without cause or a Transforming Event but every grant represents three years’ worth of awards

Phantom Share Units

PhantomSUs will be granted to directors on an annual basis after the AGM. The structure of the PhantomSUs is consistent with those granted to executives, except that awards will fully vest and payout when the director leaves the Board. Currently there are 528,332 PhantomSUs outstanding under the MLTIP that are held by directors.

DSU Plan

Under the current directors’ Deferred Share Unit (“DSU”) plan, directors may choose to convert all or part of their cash compensation into DSUs. The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Common Shares on the TSX over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant redemption date. Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

As at December 31, 2014 there were no DSUs outstanding.

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2014:

	Retainer				Attendance Fees
Director	Board Chair Retainer ($)	Board Retainer ($)	Committee Chair Retainer ($)	Committee Retainer ($)	Board Meetings ($)	Committee Meetings ($)	Travel Fees ($)	Total Paid(1) ($)
John Brecker	—	58,750	—	5,000	14,000	9,000	3,000	89,750
John Charles(2)	—	30,000	—	2,500	4,000	3,000	—	39,500
Todd Dillabough	—	58,750	10,000	5,000	16,000	12,750	1,000	103,500
Walter Jones		58,750	20,000	—	16,000	10,000	5,000	109,750
Les Lederer(3)	158,750	—	—	—	16,000	12,750	4,000	191,500
Jill Leversage	—	58,750	7,500	5,000	16,000	11,000	1,000	99,250
Pierre Raymond(4)	—	28,750	5,000	2,500	11,000	7,500	2,000	56,000

(1) PhantomSUs were granted to directors in 2014. No options or other share based awards were granted to directors during 2014.

(2)	Mr. Charles retired from the Board effective May 7, 2014.
(3)	Mr. Lederer is Chair of the Board.
(4)	Mr. Raymond was appointed to the Board effective July 8, 2014.

In 2014, Towers Watson was retained to provide advice to the GHRCC on the market competitiveness of the Corporation’s director compensation. Towers Watson was paid an aggregate amount of $40,365 in respect of such services in 2014.

The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Nemeth, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards(1) ($)	Option based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John Brecker	89,750	14,782	—	—	—	—	104,532
John Charles(2)	39,500	—	—	—	—	—	39,500
Todd Dillabough	103,500	14,782	—	—	—	—	118,282
Walter Jones	109,750	14,782	—	—	—	—	124,532
Les Lederer(3)	191,500	14,782	—	—	—	—	206,282
Jill Leversage	99,250	14,782	—	—	—	—	114,032
Pierre Raymond	56,000	14,782					70,782
(1)	PhantomSUs were granted to directors in 2014. Represents the fair value of PhantomSUs as at Grant Date. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 1.0%, no annual dividends, a 84% volatility rate, a remaining PhantomSU life of 3 years and a grant date value of $2.28. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2014.
(2)	Mr. Charles retired from the Board effective May 7, 2014.

(3)	Mr. Lederer was also paid US$119,113 for consulting services he provided for the acquisition of the NewPage mills from October 13 to December 31, 2014.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the directors as at December 31, 2014. There were no other share-based or option-based awards held by directors as at December 31, 2014.

	Share Based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(1) ($)
John Brecker	13,149	21,242
John Charles(2)	—	—
Todd Dillabough	13,149	21,242
Walter Jones	13,149	21,242
Les Lederer	13,149	21,242
Jill Leversage	13,149	21,242
Pierre Raymond	13,149	21,242
(1)	PhantomSUs were granted to directors in 2014. Represents the fair value of PhantomSUs as at December 31st, 2014. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 1.0%, no annual dividends, a 84% volatility rate, a remaining PhantomSU life of 3 years and a grant date value of $2.28. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2014.

(2)	Mr. Charles retired from the Board effective May 7, 2014.

Incentive Plan Awards – Value Vested or Earned

There was no value vested in respect of option-based or share-based awards during 2014. All option-based and share-based awards that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the Corporation’s Plan of Arrangement under the CCAA. As at December 31, 2014 there were no securities authorized for issuance under any stock option plan or share compensation plan.

Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2014 there were no securities authorized for issuance under any equity compensation plan of the Corporation.

C.	BOARD PRACTICES

Each director holds office until the next annual general meeting in 2014 or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our by-laws or the CBCA. Directors do not have service contracts with the company.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee and Governance, Human Resources and Compensation Committee.

Human Resources and Compensation Committee

The compensation of our executive officers is determined by the GHRCC. The current Compensation Committee consists of three independent directors: P. Raymond (Chair), T. Dillabough and L. Lederer.

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

The Compensation Committee determines the compensation of our executive officers. The Compensation Committee annually reviews the compensation philosophy and guidelines for executive management, as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The Compensation Committee also administers our stock option plan, restricted share unit plan, phantom share units and other share based compensation plans, if applicable, and makes recommendations regarding our granting of stock options, restricted share units and phantom share units to executive management and other key employees.

Audit Committee

The Audit Committee consists of W. Jones (Chair), J. Brecker and J. Leversage. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Ms. Leversage qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
Walter Jones	Mr. Jones holds a Bachelor of Science in industrial engineering from Pennsylvania State University. He has more than 25 years of experience as a turnaround advisor, chief restructuring officer or operating trustee for troubled companies in a broad range of industries. Mr. Jones was previously a principal in the restructuring practice of a large regional accounting firm, acted as vice-president of finance of a merchant banking firm specializing in financially troubled companies and as a general management consultant with a national accounting and consulting firm. Mr. Jones is a member of one other audit committee.
John Brecker	Mr. Brecker holds a law degree from St. John’s University and a political science degree from American University. He has extensive director and management experience in a family of hedge funds and in those capacities actively supervised financial officers.
Jill Leversage	Ms. Leversage has been a chartered accountant since 1981. She has extensive director and corporate experience in financial management. She is an Accredited Director of the Institute of Chartered Secretaries & Administrators, a fellow of the Institute of Chartered Accountant of BC, holds a CBV designation from the Canadian Institute of Chartered Business Valuators and obtained a Bachelor of Commerce from the University of Calgary. Ms. Leversage is a member of two other audit committees.

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

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In March, 2015, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2016 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $150,000.

During the last two years, the company paid the following fees to its external auditors:

	Period ending December 31
	2013	2014
Audit Fees	$394,500	400,000
Audit Related Fees	23,500	13,000
Tax Fees	84,000	100,000
Total	$502,000	$513,000

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee currently consists of Todd Dillabough (Chair), Leslie Lederer and Pierre Raymond, all of whom are independent.

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

D.	EMPLOYEES

We have approximately 2,700 active hourly and salaried employees in Canada and the United States.

Approximately 1,200 hourly employees at our Canadian pulp and paper mills and the Surrey Distribution Centre are members of either Unifor or the Pulp, Paper and Woodworkers of Canada (“PPWC”).

In our US mills, which were acquired on January 7, 2015, approximately 940 hourly employees are covered by collective agreements with United Steelworkers (“USW”), the International Brotherhood of Electrical Workers (“IBEW”), the Office and Professional Employees International Union (“OPEIU”), the International Association of Machinists and Aerospace Workers (“IAM”) and the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry (“UA”).

In the Crofton, Port Alberni and Powell River mills, located in British Columbia, Canada, hourly employees are represented by Unifor and PPWC under five year collective agreements that expire on April 30, 2017. In addition, Unifor is the bargaining agent for a group of hourly employees working in the Surrey Distribution Centre, located in Surrey, British Columbia. This collective agreement expires on March 31, 2015.  The parties are scheduled to commence collective bargaining for a renewal collective agreement commencing late March 2015.

The US mills are located in Rumford, Maine and Biron, Wisconsin. Both mills are subject to a Master Labour Agreement entered between the predecessor owners of these mills and the various impacted unions. Catalyst became the successor employer and assumed the obligations under the existing collective agreements through its purchase of these mills. The Master Labour Agreement has an effective date from December 21, 2012 to December 20, 2016 and sets out certain terms and conditions of employment for hourly employees in the covered locations which are in addition to the terms set out in the individual collective agreements applicable to each mill.

The USW, OPEIU, IAM, UA and IBEW represent employees in the Biron mill. At the Rumford mill, hourly employees are represented by the IBEW and the USW. Originally, the expiry dates for these collective agreements were to occur at various times throughout 2015; however, per the Master Labour Agreement, the expiry dates for the collective agreements were extended to March 31, 2018 for the Biron mill and to June 30, 2018 for the Rumford mill.

E.	SHARE OWNERSHIP

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one percent of the issued and outstanding common shares.

The company does not currently have a stock option or a restricted share unit (“RSU”) plan. Effective September 13, 2012 the company’s previous stock option and restricted share unit plans ceased to be in effect and all outstanding stock options and restricted share unit plans were cancelled for no consideration pursuant to the company’s Plan of Arrangement under the CCAA. There are accordingly no stock options or restricted share units outstanding as of December 31, 2013. The Company is considering the adoption of a share compensation plan that would include the possibility of issuing stock options, performance share units and restricted stock units. The adoption of such a plan would be subject to shareholder and TSX approval.

As at March 3, 2015 the authorized capital of the company consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 14,527,571 Common Shares and no preferred shares are issued and outstanding.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

To the knowledge of the directors and executive officers of the Corporation, as at March 3, 2015, the only persons that beneficially own, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Common Shares are:

(i)	Cyrus Capital Partners L.P. who maintain an aggregate number of Common Shares held by all of its managed accounts of 6,451,141 Common Shares, which represents approximately 44.4% of the outstanding Common Shares; and

(iii)

Mudrick Capital Management, L.P. who maintain an aggregate number of Common Shares held by all of its managed accounts of 2,572,473 Common Shares, which represents approximately 117.7% of the outstanding Common Shares.

B.	RELATED PARTY TRANSACTIONS

The company did not undertake any related party transactions during the year ended December 31, 2014.

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

Contingencies

Petition for Imposition of Countervailing Duties on Supercalendered Paper

On February 26, 2015, a petition was submitted on behalf of the Coalition for Fair Paper Imports to the U.S. Department of Commerce and the U.S. International Trade Commission for the imposition of countervailing duties on U.S. imports of supercalendered paper from Canada. Catalyst Paper is one of four Canadian paper exporters who were named in the petition. We are consulting with legal counsel on this matter. At present, we are unable to estimate the likelihood that the petition will result in a countervailing duty investigation, and if initiated, the likelihood that countervailing duties will be imposed.

Claim Filed for Partial Refund of Purchase Price Paid

On September 24, 2014, Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. It is too early to assess the outcome of this claim.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010.

Export Sales

Export sales constitute a significant portion of our sales. The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years.

(In millions of dollars, except where otherwise stated)

	2012 [1]		2013[1]		2014
	$	%	$	%	$	%
Canada	147.8	14	121.6	11	108.6	10
United States	515.8	49	523.9	50	532.0	48
Asia and Australasia	303.9	29	303.0	29	361.5	33
Latin America	87.7	8	102.7	10	106.7	9
Europe & Other	3.0	0	0.2	-	0.5	-
Total sales	1,058.2	100	1,051.4	100	1,109.3	100
[1]	Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

Dividend Policy

We are not permitted to pay dividends to holders of our Common Shares under the terms of the indenture governing our 2017 Notes while our 2017 Notes are outstanding. No dividends have been paid in the last five years.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements provided herein.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Common Shares

As at March 3, 2015, the company has 14,527,571 common shares outstanding. These common shares were issued in 2012 to certain secured and unsecured creditors under the Plan and were listed on the TSX under the symbol “CYT” on January 7, 2013.

On February 1, 2012, the TSX suspended the trading of our former common shares (symbol “CTL”) on the TSX due to the commencement of our proceedings under the CCAA. The last day that our shares traded on the TSX was January 31, 2012. At the close of market on March 8, 2012, the TSX delisted the company’s common shares on the basis that the company no longer met the TSX continued listing requirements as a result of our financial condition and the commencement of our CCAA proceedings in January, 2012. During the month of January, 2012, the common shares traded at a high of $0.35, a low of $0.01 and an average daily volume of 2,111,500 shares. The company’s former common shares did not trade on the TSX during the remainder of 2012 and were cancelled for no consideration effective September 13, 2012.

Using information from published sources, the following information shows the high and low trading values of our common shares (“CYT”) for the periods indicated:

	High ($)	Low ($)
For the year ended
December 31, 2014	3.50	1.35
December 31, 2013	2.76	1.00

For the quarter ended
December 31, 2014	3.50	2.24
September 30, 2014	2.83	1.90
June 30, 2014	3.12	2.01
March 31, 2014	3.25	1.35
December 31, 2013	1.40	1.00
September 30, 2013	1.30	1.00
June 30, 2013	2.50	1.00
March 31, 2013	2.76	1.51
For the month ended
February 28, 2015	7.50	5.60
January 31, 2015	6.77	3.09
December 31, 2014	3.50	2.65
November 30, 2014	3.12	2.68
October 31, 2014	3.01	2.24
September 30, 2014	2.56	2.01

B.	PLAN OF DISTRIBUTION

Information not required for an annual report.

C.	MARKETS

See Item 9.A above.

D.	SELLING SHAREHOLDERS

Information not required for an annual report.

E.	DILUTION

Information not required for an annual report.

F.	EXPENSES

Information not required for an annual report.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Information not required for an annual report.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Share Capital

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2014, there were 14,527,571 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the company, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

We do not, nor do any of our subsidiaries, hold any common shares in the capital of the company.

As of March 3, 2015 there are no outstanding stock options or restricted share units nor are there any stock option or restricted share unit plans in effect.

Description of Articles of Amalgamation and By-Laws

Our articles of amalgamation issued pursuant to the CBCA contain no restrictions on the business we may carry on.

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

C.	MATERIAL CONTRACTS

1.	Restructuring and Support Agreement dated March 11, 2012 among the Corporation and certain holders of the Corporation's 2016 Notes and 2014 Notes.

2.	Second Amended and Restated Plan of Compromise and Arrangement of the Corporation dated June 14, 2012.

3.	Indenture, dated as of September 13, 2012, governing the Corporation’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee.

4.	First Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s PIK Toggle Senior Secured Notes due October 30, 2017.

5.	Second Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s Floating Rate Senior Secured Notes due September 13, 2016.

6.	Credit Agreement dated as of September 13, 2012 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.

7.	First Amending Agreement dated as of March 20, 2014 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent.

8.	Credit Agreement dated as of March 20, 2014 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collaterral Agent with Wells Fargo Capital Finance Corporation Canada.

9.	Second Amending Agreement as of January 7, 2015 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent.

10.	Asset Purchase Agreement dated October 30, 2014 as amended among Catalyst Paper Holdings Inc., Catalyst Paper Operations Inc., NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company.

D.	EXCHANGE CONTROLS

The Investment Canada Act (“ICA”) generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (“non-Canadian”), unless after review, the minister responsible for the ICA (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the company by a non-Canadian (other than a “WTO Investor” as defined in the ICA) would be reviewable under the ICA if it was an investment to acquire direct control of us and our value of our assets was $5,000,000 or more.

With regard to an investment in common shares of the company by a WTO Investor, it would be reviewable under the ICA if it was an investment to acquire direct control of us and the value of our assets of equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold was $354 million for investments completed in 2014 and is indexed as of the first of January every year. The Review Threshold for investments completed in 2015 has increased to $369 million.

A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the company for the purposes of the ICA if he acquired a majority of our common shares. Except in limited circumstances, the acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of control of the company unless it could be established we are not controlled in fact by the acquirer through the ownership of common shares. An acquisition of less than one-third of our common shares would be deemed not to constitute an acquisition of control.

Certain transactions in relation to our common shares would be exempt from the ICA, including:

•	an acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the ICA; and

•	an acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the company, though the ownership of voting interests, remains unchanged.

The ICA was amended on June 26, 2013, when the Economic Action Plan 2013 Act (“EAP”) received royal assent. As a result of the EAP, the Review Threshold is set to increase to an enterprise value of assets of $600 million and eventually will reach $1 billion, and includes certain limitations for WTO Investors that are state-owned enterprises which term has been more broadly defined. The provisions of the EAP relating to the Review Threshold and have not yet come into force and regulations describing the manner in which the enterprise value is to be determined have not yet been prescribed. Until such time, the Review Threshold described above continues to apply. Additionally, all investments in Canada - even those that do not amount to an acquisition of control - may now be reviewed on grounds of whether they are likely to be injurious to national security. In particular, upon referral by the Minister, the governor in Counsel may take measures in respect of an investment that it considers advisable to protect national security, including, among other things, (a) directing the non-Canadian not to implement the investment, (b) authorizing the investment on certain conditions, or (c) requiring the non-Canadian to divest themselves of control of the Canadian business or of their investment.

Our ability to declare and pay dividends is significantly restricted by the covenants in the indentures governing our senior notes and in the documentation relating to our credit facilities. No dividends have been paid during the last five years.

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

Aging of receivables were as follows:

	Successor
	As at December 31,
	2014	2013
Trade receivables, gross
Current	$88.6	$96.3
Past due 1-30 days	2.9	7.5
Past due 31-90 days	1.1	1.2
Past due over 90 days	9.5	1.4
	102.1	106.4
Allowance for doubtful accounts	(2.3)	(1.8)
Trade receivables, net	99.8	104.6
Other receivables, including sales tax recoverables	11.1	11.9
Accounts receivable	$110.9	$116.5

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$1.8	$2.2
Increase (decrease) in provision	0.5	(0.4)
Balance, end of period	$2.3	$1.8

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

Currency risk

For the year ended December 31, 2014, the company was exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables were denominated in or referenced to U.S. dollars. The company was also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The company used foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

For the year ended December 31, 2014, the company’s hedging policy for anticipated sales and accounts receivable included 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges were layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk

The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas.

The following table is a sensitivity analysis for product prices, foreign exchange and certain input costs:

(In millions of dollars, except per share amounts)	Adjusted EBITDA[1]	Net earnings [2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.39
Newsprint	4	3	0.22
Pulp	4	3	0.22
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	8	6	0.39
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.08
Electricity – direct purchases	8	6	0.39
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.16
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes)	9	7	0.47
1	Refer to Non-GAAP Measures.
2	Based on an expected long-term tax rate of 26%.
3	Based on annualized sales of Q4 2014 and foreign exchange rate of US$0.88.
4	Based on Q4 2014 annualized net cash flows and a movement to US$0.89 from US$0.88 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2014 annualized consumption levels and an exchange rate of US$0.88.

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

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at December 31, 2014
0 to 11 months	$105.0	0.9082	105.0	0.8562

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $2.0 million (December 31, 2013 - $nil). At December 31, 2014, purchased US dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At December 31, 2014, commodity swap agreements are outstanding to fix the sales price of 500 metric tonnes of NBSK pulp within the next month. These contracts are reported at their fair value which was $nil at December 31, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

(c)	Cost Risk Management Instruments

	Options
	Sold		Purchased
Term	GJ (millions)	Average rate CDN$/GJ	GJ (millions)	Average rate CDN$/GJ
As at December 31, 2014
0 to 3 months	0.2	$3.55	0.2	$4.85

As at December 31, 2014, commodity options are outstanding to fix the sales price of 180,000 Gigajoules of natural gas within the next three months. These contracts are reported at their fair value which was negative $0.1 at December 31, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

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

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2014. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) – are effective as at December 31, 2014.

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

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2014, management has assessed the effectiveness of our internal control over financial reporting. Based on this assessment, management has determined our internal control over financial reporting was effective as of December 31, 2014, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 3, 2015 to that effect. This document is included in Item 17.

C.	REPORT OF THE INDEPENDENT PUBLIC ACCOUNTING FIRM

Included in Item 17.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the period ended December 31, 2014 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms Jill Leversage, an individual serving on the audit committee of our Board of Directors, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

ITEM 16B	CODE OF ETHICS

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2014. No waivers from the Code of Corporate Ethics and Behavior were granted in the fiscal year ended December 31, 2014. A copy of the current Code of Corporate Ethics and Behaviour can be found at our website www.catalystpaper.com.

Our governance practices meet or exceed the effective governance guidelines of the Toronto Stock Exchange.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the last two years, we paid the following fees to our external auditors:

	Period Ending December 31,
	2014	2013
(a) Audit Fees	$400,000	$394,500
(b) Audit Related Fees	13,000	23,500
(c) Tax Fees	100,000	84,000
Total	$513,000	$502,000

The services rendered in connection with “Audit Related Fees” in 2014 consisted primarily of the auditor’s involvement with the audit of our pension plan and subsidiary financial statements. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

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

In 2014, our Audit Committee approved all audit, tax and other non-audit services performed by our independent registered public accounting firm.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

This disclosure item is not required in an annual report.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND ITS AFFILIATES

This disclosure item is not applicable.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No change.

ITEM 16G	CORPORATE GOVERNANCE

This disclosure item is not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

This disclosure item is not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following financial statements have been filed as part of this annual report.

Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Catalyst Paper Corporation

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2014 and December 31, 2013

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2014 and 2013, the three-months ended December 31, 2012, and the nine-months ended September 30, 2012

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2014 and 2013, the three-months ended December 31, 2012, and the nine-months ended September 30, 2012

Consolidated Statements of Equity (Deficiency) for the years ended December 31, 2014 and 2013, the three-months ended December 31, 2012, and the nine-months ended September 30, 2012

Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013, the three-months ended December 31, 2012, and the nine-months ended September 30, 2012

Consolidated Statements of Business Segments for the years ended December 31, 2014 and 2013, the three-months ended December 31, 2012, and the nine-months ended September 30, 2012

Notes to the Consolidated Statements

Consolidated Financial Statements

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

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 1992” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2014 the company’s internal control over financial reporting was effective.

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

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Joe Nemeth	Brian Baarda
President and	Vice-President, Finance Chief Executive Officer

Vancouver, Canada
March 3, 2015

CATALYST PAPER 2014 ANNUAL REPORT	92

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2014 (Successor) and December 31, 2013 (Successor), and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency) and cash flows for the years ended December 31, 2014 (Successor), December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor) and the nine-month period ended September 30, 2012 (Predecessor). These consolidated financial statements are the responsibility of Catalyst Paper Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2014 (Successor) and December 31, 2013 (Successor) and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2014 (Successor), December 31, 2013 (Successor), the three-month period ended December 31, 2012 (Successor) and the nine-month period ended September 30, 2012 (Predecessor) in conformity with US generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 3, 2015

93	CATALYST PAPER 2014 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$10.9	$12.1
Accounts receivable (note 9)	110.9	116.5
Inventories (note 10)	155.5	140.2
Prepaids and other (note 11)	4.6	4.5
Assets held for sale (note 8)	1.5	5.7
	283.4	279.0
Property, plant and equipment (note 12)	379.3	412.2
Other assets (note 13)	6.0	8.9
	$668.7	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 14)	$137.3	$119.7
Current portion of long-term debt (note 15)	3.0	2.0
	140.3	121.7
Long-term debt (note 15)	326.1	301.8
Employee future benefits (note 16)	282.4	254.9
Other long-term obligations (note 17)	15.5	8.8
	764.3	687.2
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2013 – 14,527,571)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(235.1)	(162.8)
Accumulated other comprehensive income (loss) (note 19)	(5.4)	30.8
	(95.6)	12.9
	$668.7	$700.1

Commitments, contingencies and subsequent events (notes 27, 28, and 29, respectively).

The accompanying notes are an integral part of the audited consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

CATALYST PAPER 2014 ANNUAL REPORT	94

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Successor			Predecessor
	Year ended	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	December 31,	September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014	2013	2012	2012
Sales	$1,109.3	$1,051.4	$260.5	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	1,028.2	970.9	245.6	718.0
Depreciation and amortization	44.6	47.0	12.9	23.4
Selling, general and administrative	33.0	33.2	7.7	26.2
Restructuring (note 20)	0.5	1.2	–	5.3
Impairment and other closure costs (note 6)	16.5	86.9	–	–
	1,122.8	1,139.2	266.2	772.9
Operating earnings (loss)	(13.5)	(87.8)	(5.7)	24.8
Interest expense, net (note 21)	(35.5)	(37.4)	(11.6)	(60.3)
Foreign exchange gain (loss) on long-term debt	(24.1)	(18.8)	(3.2)	24.0
Other income (expense), net (note 22)	1.2	14.9	0.1	(2.6)
Loss before reorganization items and income taxes	(71.9)	(129.1)	(20.4)	(14.1)
Reorganization items, net (note 5)	–	(1.2)	(3.2)	666.9
Income (loss) before income taxes	(71.9)	(130.3)	(23.6)	652.8
Income tax expense (recovery) (note 18)	0.4	0.1	0.2	(1.1)
Earnings (loss) from continuing operations	(72.3)	(130.4)	(23.8)	653.9
Earnings (loss) from discontinued operations, net of tax (note 8)	–	3.1	(12.9)	(3.6)
Net earnings (loss)	(72.3)	(127.3)	(36.7)	650.3
Net (earnings) loss attributable to non-controlling interest (note 7)	–	(0.3)	1.5	(31.9)
Net earnings (loss) attributable to the company	$(72.3)	$(127.6)	$(35.2)	$618.4
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (note 23) (in dollars)	$(4.99)	$(9.01)	$(1.55)	$1.63
Basic and diluted net earnings (loss) per share from discontinued operations attributable to the company’s common shareholders (note 23) (in dollars)	$–	$0.21	$(0.89)	$(0.01)
Weighted average number of the company’s common shares outstanding (note 23) (in millions)	14.5	14.5	14.4	381.9

The accompanying notes are an integral part of the audited consolidated financial statements.

95	CATALYST PAPER 2014 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor			Predecessor
	Year ended	Year ended	Three months ended	Nine months ended
	December 31,	December 31,	December 31,	September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014	2013	2012	2012
Net earnings (loss)	$(72.3)	$(127.3)	$(36.7)	$650.3
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount (note 16)	(36.2)	24.2	6.6	(32.0)
Tax (expense) recovery	–	–	–	–
Net amount	(36.2)	24.2	6.6	(32.0)
Reclassification of amortization of employee future benefits
Gross amount	–	–	–	3.9
Tax (expense) recovery	–	–	–	(0.9)
Net amount	–	–	–	3.0
Other comprehensive income (loss) from continuing operations, net of taxes	(36.2)	24.2	6.6	(29.0)
Employee future benefits liability adjustment
Gross amount	–	–	–	0.3
Tax (expense) recovery	–	–	–	–
Net amount	–	–	–	0.3
Foreign currency translation adjustments, net of related hedging activities
Gross amount	–	–	–	4.0
Tax (expense) recovery	–	–	–	–
Net amount	–	–	–	4.0

Other comprehensive income (loss) from discontinued operations, net of taxes	–	–	–	4.3
Total comprehensive income (loss)	(108.5)	(103.1)	(30.1)	625.6
Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	–	(0.3)	1.5	(31.9)
Comprehensive (income) loss attributable to non-controlling interest	–	(0.3)	1.5	(31.9)
Comprehensive income (loss) attributable to the company	$(108.5)	$(103.4)	$(28.6)	$593.7

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER 2014 ANNUAL REPORT	96

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (deficiency) attributable to the company
	Common stock		Additional		Accumulated other	Non- controlling
In millions of Canadian dollars	Number of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2011 (predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)
Balance as at September 30, 2012 (successor)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8
Common shares issued	127,571	–	–	–	–	–	–
Net loss	–	–	–	(35.2)	–	(1.5)	(36.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.1)	(0.1)
Other comprehensive income, net of tax	–	–	–	–	6.6	–	6.6
Balance as at December 31, 2012 (successor)	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6
Net loss	–	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	–	24.2	–	24.2
Balance as at December 31, 2013 (successor)	14,527,571	$144.9	$–	$(162.8)	$30.8	$–	$12.9
Net loss	–	–	–	(72.3)	–	–	(72.3)
Other comprehensive loss, net of tax	–	–	–	–	(36.2)	–	(36.2)
Balance as at December 31, 2014 (successor)	14,527,571	$144.9	$–	$(235.1)	$(5.4)	$–	$(95.6)

The accompanying notes are an integral part of the audited consolidated financial statements.

97	CATALYST PAPER 2014 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,
In millions of Canadian dollars	2014	2013	2012	2012
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(72.3)	$(127.3)	$(36.7)	$650.3
Items not requiring (providing) cash:
Depreciation and amortization	44.6	47.0	12.9	23.4
Impairment and other closure costs (note 6)	16.5	86.9	8.2	3.3
Deferred income taxes (note 18)	–	–	0.1	(0.7)
Foreign exchange loss (gain) on long-term debt	24.1	18.8	3.2	(24.0)
Non-cash reorganization items	–	0.5	2.4	(707.4)
Non-cash interest on compromised notes	–	–	–	48.4
Employee future benefits, expense under cash contributions	(8.8)	(7.0)	(3.4)	(8.4)
Loss (gain) on disposal of property, plant and equipment	–	(0.6)	0.4	(6.7)
Gain on disposal of non-core assets [2]	(2.4)	(12.3)	–	–
Settlement gain on special pension portability election	–	(2.6)	–	–
Decrease in other long-term obligations	(0.4)	(0.2)	(0.1)	–
Other	4.0	4.1	0.2	2.6
Changes in non-cash working capital
Accounts receivable	6.5	(2.7)	41.1	(22.9)
Inventories	(17.2)	(14.7)	11.6	8.7
Prepaids and other	(0.1)	3.6	4.5	(0.5)
Accounts payable and accrued liabilities	26.8	(1.0)	7.7	(10.1)
Cash flows provided (used) by operating activities	21.3	(7.5)	52.1	(44.0)
Investing
Additions to property, plant and equipment	(21.9)	(23.4)	(10.4)	(12.2)
Proceeds from sale of property, plant and equipment	4.4	0.8	0.8	11.5
Proceeds from sale of non-core assets [2]	0.3	51.4	–	–
Decrease (increase) in restricted cash	–	3.1	3.4	(6.4)
Decrease (increase) in other assets	(2.0)	(0.5)	–	3.7
Cash flows provided (used) by investing activities	(19.2)	31.4	(6.2)	(3.4)
Financing
Increase (decrease) in revolving loan (note 15)	18.8	(13.4)	(40.0)	16.0
Proceeds from secured term loan (note 15)	18.5	–	–	–
Redemption of Floating Rate Notes (note 15)	(21.8)	–	–	–
Purchase of long-term debt (note 15)	(14.5)	(15.8)	–	–
Proceeds on issuance of senior secured notes	–	–	–	33.1
Deferred financing costs	(2.3)	–	–	(9.3)
DIP financing costs	–	–	–	(3.8)
Decrease in other long-term debt	(2.0)	(1.1)	–	(0.9)
Share issuance costs	–	–	–	(0.2)
Cash flows provided (used) by financing activities	(3.3)	(30.3)	(40.0)	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(6.4)	5.9	(12.5)
Cash and cash equivalents, beginning of period	12.1	18.5	12.6	25.1
Cash and cash equivalents, end of period [1]	$10.9	$12.1	$18.5	$12.6
Supplemental disclosures:
Income taxes paid (recovered)	–	–	–	(0.2)
Net interest paid	34.2	36.8	11.0	11.7
1 Cash and cash equivalents included in assets held for sale	–	–	1.9	0.4

2  Non-core assets disposed of during the year ended December 31, 2014 include Poplars land, the company’s interest in PRSC Land Developments and the settlement of the mortgage receivable from PRSC Limited Partnership. Non-core assets disposed of for the year ended December 31, 2013 include the Elk Falls site, the Snowflake mill, the shares of the Apache Railway Company, the company’s interest in Powell River Energy Inc, the Port Alberni wastewater treatment facility and two parcels of Poplars land.

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER 2014 ANNUAL REPORT	98

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2014 (Successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$606.7	$237.9	$264.7	$–	$1,109.3
Inter-segment sales	–	–	27.9	(27.9)	–
Depreciation and amortization	34.9	7.3	2.4	–	44.6
Restructuring (note 20)	0.5	–	–	–	0.5
Impairment and other closure costs (note 6)	16.5	–	–	–	16.5
Operating earnings (loss)	(50.9)	(0.6)	38.0	–	(13.5)
Total assets	440.4	147.6	80.7	–	668.7
Additions to property, plant and equipment	15.6	5.1	5.6	–	26.3

Year ended December 31, 2013 (Successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$635.1	$192.3	$224.0	$–	$1,051.4
Inter-segment sales	–	–	24.8	(24.8)	–
Depreciation and amortization	40.4	5.1	1.5	–	47.0
Restructuring (note 20)	0.6	0.4	0.2	–	1.2
Impairment and other closure costs (note 6)	86.9	–	–	–	86.9
Operating earnings (loss)	(102.3)	8.4	6.1	–	(87.8)
Total assets	464.0	149.9	86.2	–	700.1
Additions to property, plant and equipment	15.4	2.0	6.0	–	23.4

Three months ended December 31, 2012 (Successor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$171.8	$44.0	$44.7	$–	$260.5
Inter-segment sales	–	–	7.1	(7.1)	–
Depreciation and amortization	11.2	1.4	0.3	–	12.9
Operating earnings (loss)	1.2	2.4	(9.3)	–	(5.7)
Total assets	710.5	182.6	85.5	0.2	978.8
Additions to property, plant and equipment	6.5	1.8	2.1	–	10.4

Nine months ended September 30, 2012 (Predecessor)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$503.8	$134.1	$159.8	$–	$797.7
Inter-segment sales	–	–	22.5	(22.5)	–
Depreciation and amortization	18.9	2.7	1.8	–	23.4
Restructuring (note 20)	2.9	0.8	1.6	–	5.3
Operating earnings (loss)	19.3	11.7	(6.2)	–	24.8
Total assets	761.1	193.4	85.4	0.2	1,040.1
Additions to property, plant and equipment	9.2	1.2	1.8	–	12.2

The accompanying notes are an integral part of the audited consolidated financial statements.

99	CATALYST PAPER 2014 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2014 (Successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$60.5	$48.1	$–	$108.6
United States	477.5	53.4	1.1	532.0
Asia and Australasia	34.1	64.1	263.3	361.5
Latin America	34.2	72.3	0.2	106.7
Europe and other	0.4	–	0.1	0.5
	$606.7	$237.9	$264.7	$1,109.3

Year ended December 31, 2013 (Successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$79.9	$41.7	$–	$121.6
United States	483.8	40.1	–	523.9
Asia and Australasia	36.9	42.3	223.8	303.0
Latin America	34.5	68.2	–	102.7
Europe and other	–	–	0.2	0.2
	$635.1	$192.3	$224.0	$1,051.4

Three months ended December 31, 2012 (Successor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$25.4	$12.9	$–	$38.3
United States	122.6	9.1	–	131.7
Asia and Australasia	14.3	11.4	43.7	69.4
Latin America	9.5	10.6	–	20.1
Europe and other	–	–	1.0	1.0
	$171.8	$44.0	$44.7	$260.5

Nine months ended September 30, 2012 (Predecessor)	Specialty printing papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$78.4	$31.1	$–	$109.5
United States	356.6	27.5	–	384.1
Asia and Australasia	38.2	38.1	158.2	234.5
Latin America	30.2	37.4	–	67.6
Europe and other	0.4	–	1.6	2.0
	$503.8	$134.1	$159.8	$797.7

	Successor
	As at December 31,
	2014	2013
Property, plant and equipment by geographic location:
Canada	$379.3	$412.2
	$379.3	$412.2

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER 2014 ANNUAL REPORT	100

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

101	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

1.	NATURE OF OPERATIONS AND BASIS OF PREPARATION

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

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company’s sales and operating earnings. In 2014, the company owned and operated three manufacturing facilities located in the province of British Columbia (B.C.), Canada. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia. On January 7, 2015, we acquired a paper and pulp mill in Rumford, Maine, USA that produces coated mechanical, coated freesheet and coated specialty paper as well as pulp, and a paper mill in Biron, Wisconsin, USA that produces coated mechanical paper. See note 29, Subsequent events.

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

CATALYST PAPER 2014 ANNUAL REPORT	102

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

On March 20, 2013, the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI) for proceeds of $33.0 million. Up to the date of sale, the company consolidated 100% of PREI’s balances in its consolidated results as PREI was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and the company will continue to purchase 100% of the power generated by PREI.

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

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

•	management’s best estimate of future operating performance as of the valuation date,

•	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

•	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

•	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

•	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods.

Actual amounts could differ from estimates.

103	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(d)	Going concern

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

The majority of the company’s sales are denominated in foreign currencies, principally U.S. dollars (US$). The company’s functional currency is the Canadian dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

Up to September 30, 2012, the company had a foreign subsidiary that was considered to be self-contained within its foreign jurisdiction, and accordingly, used the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) were reported as a component of other comprehensive income (loss). Subsequent to the permanent closure of the Snowflake recycle mill operations on September 30, 2012, the company ceased to have a self-contained foreign operation and therefore no longer reports foreign exchange gains and losses as a component of other comprehensive income (loss).

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

CATALYST PAPER 2014 ANNUAL REPORT	104

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(k)	Repairs and maintenance costs

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

(n)	Impairment of long-lived assets

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

105	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(o)	Environmental costs

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

(p)	Asset retirement obligations

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

(q)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(r)	Stock-based compensation and other stock-based payments

Phantom share units granted to the company’s key employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Accrued compensation cost is recognized as a liability as potential entitlements are payable in cash, and therefore, compensation cost must be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the compensation expense.

(s)	Income taxes

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

CATALYST PAPER 2014 ANNUAL REPORT	106

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

107	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

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

The company successfully emerged from the creditor protection proceedings on September 13, 2012. The company met all of the conditions to implement the Plan by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes (Floating Rate Notes). Upon implementation of the Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

•	The company’s operations were continued in substantially the same form.

•	Holders of the Predecessor company’s 2016 Notes exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

−	US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

−	14.4 million new common shares, being approximately 100% of the company’s issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan, and (ii) a new management incentive plan.

•	Holders of the Predecessor company’s 2014 Notes exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

−	their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

−	if an equity election was made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

•	General creditors exchanged their general unsecured claims for:

−	their pro rata share of the PREI Proceeds Pool; or

−	if an equity election was made, their pro rata share of the Unsecured Creditor Share Pool; or

CATALYST PAPER 2014 ANNUAL REPORT	108

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

−	if a general unsecured claim was equal to or less than $10,000, or if a valid cash election was made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

•	All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Plan.

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

109	CATALYST PAPER 2014 ANNUAL REPORT

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

The components of reorganization items, net are as follows:

	Successor		Predecessor
Reorganization items, net	Year ended December 31, 2013	Three months ended December 31, 2012	Nine months ended September 30, 2012
Professional fees ¹	$0.6	$1.8	$24.7
Gain due to plan of arrangement adjustments ²	0.6	1.4	(456.0)
Gain due to fresh start accounting adjustments ³	–	–	(328.3)
DIP financing costs [4]	–	–	3.8
Acceleration of ABL financing costs [5]	–	–	3.3
Provision for repudiated lease contract [6]	–	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	–	(11.0)
Adjustment to pre-petition accounts payable [8]	–	–	(4.8)
Adjustment to other post-employment benefits	–	–	2.4
Provision for labour union claims [9]	–	–	91.8
Other	–	–	0.2
Reorganization items, net from continuing operations	1.2	3.2	(666.9)
Gain due to plan of arrangement adjustments ²	(0.1)	1.0	(7.1)
Gain due to fresh start accounting adjustments ³	–	–	(0.1)
Adjustment to pre-petition accounts payable[8]	–	–	(1.9)
Provision for repudiated coal contract [6]	–	–	4.3
Reorganization items, net from discontinued operations	(0.1)	1.0	(4.8)
Total	$1.1	$4.2	$(671.7)

1	Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.
2	Net gain recognized from application of the Plan as of September 30, 2012.
3	Net gain recognized from application of fresh start accounting in accordance with FASB ASC 852, Reorganizations, as of September 30, 2012.
4	Financing costs incurred in connection with entering into DIP Credit Agreement, including commitment fees, for the duration of the creditor protection proceedings.
5	Pursuant to the creditor protection proceedings, the company’s former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the former ABL Facility in earnings.
6	The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.
7	The company’s secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.
8	The company’s pre-petition accounts payable were adjusted to the allowed claims amount.
9	The labour unions at the company’s Canadian mills submitted unsecured claims as part of the creditor protection proceedings.

CATALYST PAPER 2014 ANNUAL REPORT	110

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

6.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from their use exceed the net carrying amount of the assets as of the assessment date; and

(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company tested its goodwill for impairment on an annual basis using a two-step impairment test at the reporting unit level. Reporting units of the company, defined as operating segments or one reporting level lower, are its one pulp and three paper mill operations. The first step of the goodwill impairment test, used to identify potential impairment, compared the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compared the implied fair value of reporting unit goodwill with the carrying amount of that goodwill

Estimates of future cash flows and fair value require judgments, assumptions and estimates may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 56.7% of total assets as at December 31, 2014. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

The following table provides the components of the impairment and other closure costs:

	Successor
	As at December 31,
	2014	2013
Property, plant and equipment
Powell River	$13.0	$12.9
Port Alberni	–	17.3
	13.0	30.2
Inventory – operating and maintenance supplies and spare parts	1.9	–
Other assets	1.6	–
Goodwill	–	56.7
	$16.5	$86.9

2014

On December 31, 2014, the company recognized an impairment charge of $16.5.

In December 2014, the company announced that its Powell River No. 9 paper machine would be indefinitely curtailed due to a lack of demand and declining market for paper manufactured on this machine. The company recognized an impairment charge of $13.0 million on property, plant and equipment, $1.6 million on other assets and $1.9 million on related operating and maintenance supplies and spare parts inventory.

In addition to the indefinite curtailment of the No. 9 paper machine, declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2014. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

111	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. All the asset groups passed the recoverability test therefore no additional impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2014.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2015 of CDN$1.00 = US$0.83 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2019 were based on independent, published market forecasts. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

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

CATALYST PAPER 2014 ANNUAL REPORT	112

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

The results of PREI were included in the company’s consolidated results up to the date of sale of March 20, 2013. Condensed financial information with respect to PREI is as follows:

	Successor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
	2013	2012	2012
Condensed statements of earnings (loss)
Sales – affiliate [1]	$5.6	$4.7	$15.6
Cost of sales, excluding depreciation and amortization	1.3	2.1	5.1
Depreciation and amortization	1.6	1.9	3.9
	2.9	4.0	9.0
Operating earnings	2.7	0.7	6.6
Interest expense	(1.8)	(2.4)	(7.3)
Interest expense – affiliate [1]	(0.4)	(0.9)	(2.5)
Other income (expense), net	(0.1)	(0.3)	(4.0)
Reorganization items, net	–	(1.3)	55.6
Income tax recovery (expense)	0.2	1.1	(11.9)
Net earnings (loss)	0.6	(3.1)	36.5
Other comprehensive income	–	–	0.1
Total comprehensive income (loss) [2]	$0.6	$(3.1)	$36.6

113	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

	Successor
	As at December 31,	As at December 31,	As at September 30,
	2013	2012	2012
Condensed balance sheets
Current assets
Cash and cash equivalents	$–	$6.6	$6.9
Other	–	2.7	3.4
Property, plant and equipment	–	147.0	145.9
	$–	$156.3	$156.2
Current liabilities
Accounts payable and accrued liabilities	$–	$13.1	$8.5
Long-term debt (note 16)	–	113.8	113.8
Long-term debt – affiliate [1]	–	20.8	20.8
Deferred income taxes	–	23.6	24.6
Deficit [2]	–	(15.0)	(11.5)
	$–	$156.3	$156.2
1	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

The company recognized a gain on the sale of its interest in PREI of $5.3 million consisting of:

Gain on Sale
Proceeds from sale
Gross proceeds from sale	$33.0
Closing costs incurred	(0.2)
Settlement of affiliate loans	(20.8)
Other adjustments	(0.1)
Net proceeds	11.9
De-recognition of assets
Cash and cash equivalents	(6.0)
Other	(3.0)
Property, plant and equipment	(145.6)
De-recognition of liabilities
Accounts payable and accrued liabilities	6.8
Long-term debt	113.8
Long-term debt – affiliate loans	20.8
De-recognition of non-controlling interest	6.6
$5.3

8.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Asset sales

On August 29, 2014, the company completed the sale of its interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, for proceeds of $3.0 million. The company recognized a gain of $2.1 million in other income including a $2.5 million deferred gain that was previously recorded in other long-term obligations.

The company sold a portion of its poplar plantation land with a book value of $1.4 million during the year ended December 31, 2014 and recognized a gain of $0.3 million in other income.

CATALYST PAPER 2014 ANNUAL REPORT	114

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Assets held for sale

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheets as of December 31, 2014.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	Successor
	As at December 31,
	2014	2013
Property, plant and equipment	$1.5	$2.9
Other assets	–	2.8
	$1.5	$5.7

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of the Apache Railway Company to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012 due to continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.9 million for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported as a discontinued operation.

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings (loss) from discontinued operations, net of tax is as follows:

	Successor		Predecessor
	Year ended December 31,	Three months ended December 31,	Nine months ended September 30,
	2013	2012	2012
Sales	$0.7	$4.5	$142.8
Cost of sales, excluding depreciation and amortization	(1.1)	(5.0)	(142.4)
Depreciation and amortization	–	–	–
Impairment, severances and other closure costs	(0.2)	(11.0)	(8.7)
Restructuring costs	(0.4)	(1.1)	–
Interest expense, net	–	–	(0.1)
Other income (expense), net	(0.1)	0.7	–
Gain on sale of assets of Snowflake and shares of Apache Railway	4.1	–	–
Reorganization items, net (note 5)	0.1	(1.0)	4.8
Earnings (loss) from discontinued operations, net of tax	$3.1	$(12.9)	$(3.6)

115	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company recognized a gain on the sale of the assets of Snowflake and the shares of the Apache Railway Company of $4.1 million that consisted of:

Gain on Sale
Contract price	$13.5
Adjusted for:
Transaction fees related to sale	(0.4)
Cancellation of letter of credit related to Arizona Department of Environmental Quality	(2.3)
Net proceeds	10.8
De-recognition of assets
Property, plant and equipment	(6.6)
Other current assets (Apache Railway)	(0.2)
De-recognition of liabilities
Accounts payable and accrued liabilities (Apache Railway)	0.1
$4.1

9.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	Successor
	As at December 31,
	2014	2013
Trade receivables	$102.1	$106.4
Less: allowance for doubtful accounts	(2.3)	(1.8)
	99.8	104.6
Sales taxes receivable	5.9	5.0
Other receivables	5.2	6.9
	$110.9	$116.5

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.	INVENTORIES

The components of inventories were as follows:

	Successor
	As at December 31,
	2014	2013
Finished goods
Specialty printing papers	$36.9	$29.7
Newsprint	13.5	10.6
Pulp	3.4	1.3
Total finished goods	53.8	41.6
Work-in-progress	1.0	1.0
Raw materials – wood chips, pulp logs and other	24.8	23.3
Operating and maintenance supplies and spare parts	75.9	74.3
	$155.5	$140.2

At December 31, 2014, the company had applied write-downs to finished goods inventory of $0.6 million (December 31, 2013 – $nil) and to raw materials inventory of $0.2 million (December 31, 2013 – $nil).

CATALYST PAPER 2014 ANNUAL REPORT	116

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, the inventory value of operating and maintenance supplies and spare parts was written down by $1.9 million as part of an impairment charge to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Inventories are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	PREPAIDS AND OTHER

The components of prepaids and other were as follows:

	Successor
	As at December 31,
	2014	2013
Property taxes, insurance and licenses	$3.1	$3.5
Other	1.5	1.0
	$4.6	$4.5

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	As at December 31, 2014 (Successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$68.2	$10.9	$57.3
Pulp	10.9	0.6	10.3
Machinery and equipment
Specialty printing papers and newsprint	428.1	129.5	298.6
Pulp	15.6	2.5	13.1
	$522.8	$143.5	$379.3

	As at December 31, 2013 (Successor)
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Specialty printing papers and newsprint	$67.7	$8.1	$59.6
Pulp	10.9	0.2	10.7
Machinery and equipment
Specialty printing papers and newsprint	410.1	77.1	333.0
Pulp	10.0	1.1	8.9
	$498.7	$86.5	$412.2

The carrying value of property, plant and equipment was impaired by $13.0 million as of December 31, 2014 (December 31, 2013 - $30.2 million). See note 6, Measurement uncertainty – impairment of long-lived assets.

117	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, machinery and equipment was held under capital leases with a net carrying amount of $7.7 million (December 31, 2013 – $6.0 million), cost of $8.3 million (December 31, 2013 – $7.5 million) and accumulated depreciation and amortization of $0.6 million (December 31, 2013 – $1.5 million).

Interest capitalized in connection with capital projects was $nil for both 2014 and 2013.

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

13.	OTHER ASSETS

The components of other assets were as follows:

	Successor
	As at December 31,
	2014	2013
Deferred financing costs	$3.1	$4.9
Deferred charges and other	2.9	3.9
Accrued benefit asset – pension plan (note 16)	–	0.1
	$6.0	$8.9

At December 31, 2014, other assets includes $1.2 million of deferred financing costs as they were incurred as part of the acquisition of the Biron paper mill and the Rumford pulp and paper mill that completed on January 7, 2015. See note 29, Subsequent events.

In December 2014, $1.6 million of deferred charges were written off as part of an impairment charge in 2014 to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	Successor
	As at December 31,
	2014	2013
Trade payables	$76.0	$59.5
Accrued payroll and related liabilities	27.5	34.5
Accrued interest	5.3	5.4
Accrued benefit obligation – pension plan (note 16)	8.2	8.2
Accrued benefit obligation – other employee future benefit plans (note 16)	6.5	6.1
Restructuring (note 20)	0.2	0.7
Payables related to capital projects	3.8	1.8
Environmental and remedial	0.9	0.3
Derivative liabilities	2.0	–
Other	6.9	3.2
	$137.3	$119.7

The company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), and accordingly, $9.9 million was reclassified from accrued payroll and related liabilities to other long-term obligations at September 30, 2014. See note 17, Other long-term obligations for detailed disclosure of the agreement.

CATALYST PAPER 2014 ANNUAL REPORT	118

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

15.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	Successor
	As at December 31,
	2014	2013
Recourse
Term loan, due July 2017	$18.5	$–
Senior secured notes, 11.0% due October 2017 (US$235.5 million; December 31, 2013 – US$250.0 million)	273.1	265.9
Floating rate senior secured notes, due September 2016 (December 31, 2013 – US$19.4 million)	–	20.2
	291.6	286.1
Revolving asset-based loan facility of up to $175.0 million due July 2017	29.4	10.6
Capital lease obligations	8.1	7.1
Total debt	329.1	303.8
Less: current portion	(3.0)	(2.0)
Total long-term debt	$326.1	$301.8

Significant changes to long-term debt subsequent to 2014

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition. See note 29, Subsequent events.

Significant changes to long-term debt in 2014

In September 2014, the company entered into five capital leases on equipment. The capital lease obligation with respect to these leases is $2.9 million as at December 31, 2014.

On June 27, 2014, the company allowed the lease on three barges to terminate and exercised the option to purchase the assets. The company recorded a loss of $0.1 million in other income on the settlement of the capital lease obligation and reduced future capital lease payments by $1.3 million.

On March 27, 2014, the company purchased US$9.5 million of its PIK Toggle Senior Secured Notes due 2017 (2017 Notes) for cash consideration of $10.0 million that included $0.5 million of interest expense and recorded a gain of $0.9 million on the settlement of this debt. On April 1, 2014, the company purchased US$5.0 million of its 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense and recorded a gain of $0.5 million on the settlement of the debt.

On March 20, 2014, the company secured a $20.0 million term loan (Term Loan) that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our ABL Facility and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes. On April 19, 2014, the company used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense. A loss of $2.4 million arising from the settlement transaction was recognized in other income. The completion of the Term Loan and redemption of the Floating Rate Notes resulted in a net reduction to secured debt of approximately US$1.4 million.

119	CATALYST PAPER 2014 ANNUAL REPORT

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

Significant terms, conditions and covenants

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 1.1:1.0 at December 31, 2014 (December 31, 2013 – 1.0:1.0) and under the Term Loan was 0.6:1.0 at December 31, 2014 (December 31, 2013 – not applicable).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $75.8 million as at December 31, 2014 (December 31, 2013 – negative $45.8 million).

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2014, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.5 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.5 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.6 million for employee source deductions, a reserve for negative mark-to-market for foreign currency exposure of $1.0 million and a reserve for workers compensation of $0.4 million. On December 31, 2014 the company had $91.8 million available under the ABL Facility after deducting outstanding drawings of $29.4 million and outstanding letters of credit of $18.4 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility, the Term Loan and and under each of the indentures governing its outstanding senior notes on December 31, 2014.

CATALYST PAPER 2014 ANNUAL REPORT	120

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides the scheduled total debt repayments, including the US$25.0 million Offered Notes issued on January 7, 2015:

Recourse debt
2015	$3.0
2016	3.1
2017	349.0
2018	2.6
2019	0.4
$358.1

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	Successor
	December 31,
	2014		2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$329.1	$313.1	$303.8	$212.5

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

16.	EMPLOYEE FUTURE BENEFITS

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

The company measured the fair value of plan assets and the projected benefit obligations for accounting purposes on December 31, 2014 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

121	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Special portability option in 2012

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

Members of the Salaried Plan who exercised the election under the special portability election option received lump-sum payments of $38.3 million in July 2013. These lump-sum payments represented a partial settlement of the Salaried Plan in the third quarter of 2013. On the effective settlement date, deemed for accounting purposes to be July 1, 2013, the company measured the fair value of plan assets and the projected benefit obligation of the Salaried Plan with the assistance of its independent actuaries. The company recognized a net actuarial gain of $15.1 million in other comprehensive income, consisting of an actuarial gain of $6.2 million with respect to members remaining in the plan, and an actuarial gain of $8.9 million with respect to members electing to settle their benefits under the special portability election option. The net actuarial gain included a settlement credit of $16.6 million; members who exercised the election exchanged pension benefits with total commuted value of $59.6 million for reduced lump-sum payments of $38.3 million and quarterly top-up payments over the next four years totaling 8% of commuted value with a present value of $4.7 million on July 1, 2013. A portion of net actuarial gain of $2.6 million, pro-rated based on the percentage of benefit obligations settled under the special portability election option, was reclassified from accumulated other comprehensive income to earnings.

CATALYST PAPER 2014 ANNUAL REPORT	122

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Components of net periodic benefit cost recognized

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Pension benefit plans	2014	2013	2012	2012
Defined benefit plan
Service cost for the period	$1.0	$1.1	$0.2	$1.0
Interest cost	13.5	14.0	3.7	12.3
Expected return on assets	(12.4)	(13.3)	(3.6)	(11.2)
Recognition (reversal) of downsizing program	–	–	–	(0.2)
Amortization of unrecognized items:
Actuarial (gains) losses	(0.3)	–	–	6.4
Prior service costs	–	–	–	0.3
	1.8	1.8	0.3	8.6
Defined contribution plan
Service cost for the period	2.4	2.5	0.7	2.4
Multi-employer industry-wide pension plan service cost for the period	8.5	8.5	2.0	7.5
Net periodic benefit cost for pension benefit plans	$12.7	$12.8	$3.0	$18.5

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Other benefit plans	2014	2013	2012	2012
Service cost for the period	$1.8	$2.0	$0.4	$1.0
Interest cost	6.7	5.9	1.5	5.3
Amortization of unrecognized items:
Actuarial (gains) losses	–	–	–	0.1
Prior service costs	–	–	–	(2.8)
Net periodic benefit cost for other benefit plans	$8.5	$7.9	$1.9	$3.6

123	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Change in benefit obligation
Projected benefit obligation at beginning of period	$317.2	$386.5	$151.8	$149.2
Service cost for the period	1.0	1.1	1.8	2.0
Interest cost	13.5	14.0	6.7	5.9
Benefit payments	(29.2)	(29.0)	(5.5)	(5.2)
Settlement	–	(38.4)
Actuarial losses (gains) and other adjustments	26.9	(17.0)	21.5	(0.1)
Projected benefit obligation at end of period	$329.4	$317.2	$176.3	$151.8
Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$199.9	$233.0	$–	$–
Actual return on plan assets	24.6	23.0	–	–
Company contributions	13.3	11.3	5.5	5.2
Settlement	–	(38.4)	–	–
Benefit payments	(29.2)	(29.0)	(5.5)	(5.2)
Fair value of assets at end of period	$208.6	$199.9	$–	$–

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Projected benefit obligation at end of period	$329.4	$317.2	$176.3	$151.8
Fair value of plan assets at end of period	208.6	199.9	–	–
Funded status	$(120.8)	$(117.3)	$(176.3)	$(151.8)

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Other assets (note 13)	$–	$0.1	$–	$–
Accounts payable and accrued liabilities (note 14)	(8.2)	(8.2)	(6.5)	(6.1)
Employee future benefits	(112.6)	(109.2)	(169.8)	(145.7)
	$(120.8)	$(117.3)	$(176.3)	$(151.8)

Of the total funding deficit of $120.8 million (December 31, 2013 - $117.3) in the company’s various defined benefit pension plans, $52.4 million (December 31, 2013 - $45.9 million) is related to funded defined benefit pension plans and $68.4 million (December 31, 2013 - $71.4 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $176.3 million (December 31, 2013 - $151.8 million) is related to “pay-as-you-go” plans.

CATALYST PAPER 2014 ANNUAL REPORT	124

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans (Successor)		Other benefit plans (Successor)
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Balance, beginning of the period	$28.7	$4.6	$2.1	$2.0
Accumulated gain (loss)	(15.0)	24.1	(21.2)	0.1
Balance, end of the period	$13.7	$28.7	$(19.1)	$2.1

Amounts before taxes included in other comprehensive income (loss)

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Pension benefit plans	2014	2013	2012	2012
Amortization of employee future benefits	$–	$–	$–	$6.6
Net gain (loss)	(15.0)	26.7	4.6	(17.4)
Settlement gain on special pension portability election	–	(2.6)	–	–
Net amount recognized in other comprehensive income (loss)	$(15.0)	$24.1	$4.6	$(10.8)

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
Other benefit plans	2014	2013	2012	2012
Amortization of employee future benefits	$–	$–	$–	$(2.7)
Net gain (loss)	(21.2)	0.1	2.0	(14.3)
Net amount recognized in other comprehensive income (loss)	$(21.2)	$0.1	$2.0	$(17.0)

An estimated amount of $0.1 million of gains for pension plans and $0.3 million of losses for its other benefit plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2015.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2014, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $29.8 million (2013 – $27.7 million). During 2015, the company expects to contribute approximately $24.0 million to all of the above pension plans and approximately $6.5 million to its other benefit plans.

125	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table presents estimated future benefit payments from the plans as of December 31, 2014. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2015	27.5	6.5
2016	27.2	6.9
2017	26.0	7.2
2018	24.6	7.6
2019	23.8	8.0
2020 - 2023	107.6	46.3

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

	Successor
	As at December 31,
Plan assets	2014	2013
Equity securities	54.4%	55.8%
Fixed income securities	39.2%	37.8%
Real estate	6.4%	6.4%
	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2014 (Successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	91.1	–	91.1	–
Canadian equity pooled funds [2]	22.5	–	22.5	–
Fixed income securities:
Canadian long bond pooled funds [3]	39.9	–	39.9	–
Canadian bond pooled funds [3]	39.5	–	39.5	–
Real estate [4]	13.3	–	13.3	–
	$208.6	$2.3	$206.3	$–

CATALYST PAPER 2014 ANNUAL REPORT	126

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

		Fair value hierarchy
As at December 31, 2013 (Successor)	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	72.8	–	72.8	–
Canadian equity pooled funds [2]	38.8	–	38.8	–
Fixed income securities:
Canadian long bond pooled funds [3]	35.7	–	35.7	–
Canadian bond pooled funds [3]	37.4	–	37.4	–
Real estate [4]	12.9	–	12.9	–
	$199.9	$2.3	$197.6	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (CDN$) Index.
2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.

4	This category includes direct investment in office, industrial, retail and residential real estate.

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

127	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

					Contributions by Catalyst Paper [4] Successor
					Successor			Predecessor
	EIN / Pension plan	Pension Protection Act Zone Status [2]		FIP / RP status pending /	Year ended Dec 31,	Year ended Dec 31,	Three months ended Dec 31,	Nine months ended Sept 30,	Surcharge	Expiration
Pension Fund	number [1]	2014	2013	implemented [3]	2014	2013	2012	2012	imposed	date[5]
Pulp and Paper Industry Pension Plan [6]	BCFIC-P085324 CRA-0394940	Green	Green	No	$8.5	$8.5	$1.9	$9.2	No	04/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Implemented	1.5	1.0	0.1	0.9	Yes	01/03/2014

1	Employer identification number and three digit pension plan number.
2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.
3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.
4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.
5	Expiration date of collective bargaining agreement on December 31, 2013.
6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers’ Union (CEP).

7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

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

As disclosed in note 8, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$10.1 million related to the PACE Industry Union Management Pension Fund.

CATALYST PAPER 2014 ANNUAL REPORT	128

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor
	As at December 31,
Other benefit plans	2014	2013
Benefit obligations at period end,
Discount rate	3.80%	4.50%
Rate of compensation increase	1.00%	1.00%
Net benefit cost for the period ended,
Discount rate	3.80%	4.00%
Rate of compensation increase	1.00%	2.00%
Expected rate of return on plan assets	6.30%	6.50%
Assumed health care cost trend rate at period end,
Extended health benefits
Initial health care cost trend rate	5.50%	6.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits:
Dental care cost trend rate	3.00%	3.00%
Medical services plan benefits:
Premium trend rate	4.50%	4.50%

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2014 and December 31, 2013 the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2014 expected rate of return on plan assets was 6.3% per annum, which was based on a target allocation of approximately 40% Canadian bonds, which were expected to earn approximately 3.8% per annum in the long term, 10% Canadian equity securities, which were expected to earn approximately 7.0% per annum in the long term, and 45% global equity securities, which were expected to earn approximately 7.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 6.5% per annum in the long term. The 2014 expected rate of return on plan assets also included a provision of 0.9% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans. The mortality assumption as at December 31, 2014 for programs covering salaried employees and executives was 100% of the 2014 Canadian Pensioners Mortality (CPM) Private Sector Table and for programs covering hourly employees was 108.8% of 2014 CPM Private Sector Table, both tables projected fully generationally using CPM Improvement Scale B.

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

129	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2015:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$1.2	$(1.0)
Accrued benefit obligation at December 31	22.3	(19.0)

17.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations were as follows:

	Successor
	As at December 31,
	2014	2013
Environmental and remedial	$4.2	$5.7
Snowflake union pension liability	10.1	–
Other	1.2	3.1
	$15.5	$8.8

During the year, the company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, the company will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In accordance with the terms of the settlement agreement, $10.1 million was reclassified to other long-term obligations at December 31, 2014 and the company recognized a loss of $1.2 million in other income.

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$6.0	$6.1
Liabilities settled	(0.3)	(0.3)
Liabilities derecognized	(0.7)	–
Accretion expense	0.1	0.2
Balance, end of period	$5.1	$6.0

The balance sheet classification for asset retirement obligations is as follows:

	Successor
	As at December 31,
	2014	2013
Other long-term obligations	$4.2	$5.7
Accounts payable and accrued liabilities (note 14)	0.9	0.3
	$5.1	$6.0

CATALYST PAPER 2014 ANNUAL REPORT	130

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

18.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Canada	$(61.7)	$(108.9)	$(31.6)	$651.2
United States	(10.2)	(21.4)	8.0	1.6
Other	–	–	–	–
Earnings (loss) from continuing operations	(71.9)	(130.3)	(23.6)	652.8
Earnings (loss) from discontinued operations	–	3.1	(12.9)	(3.6)
Earnings (loss) before income taxes	$(71.9)	$(127.2)	$(36.5)	$649.2

The income tax (recovery) expense consists of:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Canada:
Current	$–	$–	$–	$–
Deferred	–	–	(1.0)	(1.1)
	–	–	(1.0)	(1.1)
United States:
Current	0.4	0.1	0.1	(0.4)
Deferred	–	–	1.1	0.4
	0.4	0.1	1.2	–
Total from continuing operations:
Current	0.4	0.1	0.1	(0.4)
Deferred	–	–	0.1	(0.7)
	0.4	0.1	0.2	(1.1)

131	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Successor						Predecessor
	Year ended		Year ended		Three months ended		Nine months ended
	December 31,		December 31,		December 31,		September 30,
	2014		2013		2012		2012
Income tax recovery at Canadian statutory income tax rates	$(18.7)	26.0%	$(32.7)	25.8%	$(9.1)	25.0%	$162.3	25.0%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	5.7	(7.9)	21.1	(16.6)	(1.8)	5.0	7.4	1.1
Difference in foreign tax rate	(1.0)	1.4	0.6	(0.5)	(0.5)	1.3	(1.0)	(0.1)
Change in deferred income taxes related to increase in corporate income tax rates	–	–	(8.5)	6.6	–	–	–	–
Change in the deferred income tax estimate	–	–	–	–	–	–	–	–
Change in valuation allowance	16.7	(23.3)	18.2	(14.3)	11.9	(32.7)	(164.9)	(25.4)
Adjustment to deferred credits	–	–	–	–	–	–	(9.6)	(1.5)
Other	(2.3)	3.2	1.4	(1.1)	(0.3)	0.9	4.7	0.7
Income tax expense (recovery)	$0.4	(0.6)%	$0.1	(0.1)%	$0.2	(0.5)%	$(1.1)	(0.2)%

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	Successor
	As at December 31,
	2014	2013
Current
Deferred income tax assets
Employee future benefits	$3.8	$3.7
Non-capital losses and temporary differences related to working capital	–	4.0
Other	6.2	0.8
	10.0	8.5
Valuation allowance	(10.0)	(8.5)
	$–	$–

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	Successor
	As at December 31,
	2014	2013
Non-current
Deferred income tax assets (liabilities)
Property, plant and equipment	$156.8	$142.4
Non-capital loss carry-forwards	10.2	19.1
Employee future benefits	78.3	70.9
Other	16.7	5.0
	262.0	237.4
Valuation allowance	(262.0)	(237.4)
	$–	$–

CATALYST PAPER 2014 ANNUAL REPORT	132

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, the company has provided for a valuation allowance on its deferred tax assets of $272.0 million (December 31, 2013 - $245.9 million).

At December 31, 2014, the company had Canadian federal non-capital loss carry-forwards of $39.2 million, which expire during the period 2028 to 2034, and U.S. federal net operating loss carry-forwards of nil. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

For the year ended December 31, 2014, management reduced the company’s valuation allowance by $7.7 million in respect of its U.S. federal net operating losses and reduced its valuation allowance by $1.2 million in respect of its Canadian losses. The reduction in the valuation allowances is due to the negative evidence from the company’s three year cumulative historical performance and management’s belief that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S.

Accounting for uncertainty in income taxes

At December 31, 2014, the company had gross unrecognized tax benefits of $4.7 million (December 31, 2013 - $4.3 million). If recognized, these tax benefits would favourably impact the company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	Successor
	As at December 31,
	2014	2013
Unrecognized tax benefits, beginning of period	$4.3	$5.3
Current period tax positions	0.4	–
Change in tax rate	–	0.2
Settlements and lapse of statute of limitations	–	(1.2)
Unrecognized tax benefits, end of period	$4.7	$4.3

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2014. At December 31, 2014, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2011 tax years expired on September 15, 2014.

133	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the company’s AOCI, net of taxes:

	Successor
	As at December 31,
	2014	2013
Unrecognized pension and other post-retirement benefit costs	$(5.4)	$30.8
	$(5.4)	$30.8

20.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$0.7	$0.9
Expensed in period	0.5	1.6
Disbursements	(1.0)	(1.8)
Balance, end of period	0.2	0.7
Classification:
Accounts payable and accrued liabilities (note 14)	0.2	0.7
	$0.2	$0.7

2014
In December 2014, the company announced a restructuring plan to reflect the indefinite curtailment of the Powell River No. 9 paper machine. The indefinite curtailment will result in in a reduction of approximately 40 employees at Powell River and 7 employees at the Surrey Distribution Centre through lay-offs. For the year ended December 31, 2014 the company incurred restructuring costs of $0.5 million.

2013
During the year ended December 31, 2013 the company incurred $1.2 million severance mostly related to a reduction to the size of the executive team. The company also incurred $0.4 million restructuring costs related to the discontinued Snowflake facility which was included in Earnings (loss) from discontinued operations net of tax.

21.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Interest on long-term debt	$33.1	$34.5	$10.8	$59.6
Other	2.5	2.9	0.8	0.8
	35.6	37.4	11.6	60.4
Interest income	(0.1)	–	–	(0.1)
	$35.5	$37.4	$11.6	$60.3

CATALYST PAPER 2014 ANNUAL REPORT	134

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

22.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, were as follows:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Foreign exchange gain (loss) on working capital balances	$3.5	$5.5	$0.4	$(7.9)
Gain (loss) on disposal of property, plant and equipment	–	0.6	(0.5)	6.7
Gain on disposal of non-core assets[1]	2.4	8.1	–	–
Loss on redemption of Floating Rate Notes	(2.4)	–	–	–
Loss on purchase of Floating Rate Notes	–	(2.3)	–	–
Gain (loss) on derivative financial instruments	(2.2)	0.1	–	(1.2)
Gain on purchase of senior secured notes	1.4	–	–	–
Loss on settlement of Snowflake union pension liability	(1.2)	–	–	–
Settlement gain on special pension portability election	–	2.6	–	–
Other	(0.3)	(0.3)	0.2	(0.2)
	$1.2	$14.9	$0.1	$(2.6)

1	For the year ended December 31, 2014, the gain on disposal of non-core assets includes gains on the sale of Poplar Farm lands ($0.3 million) and of our interest in PRSC Limited Partnership and PRSC Land Development, including repayment of the mortgage receivable ($2.1 million). For the year ended December 31, 2013, the gain on the disposal of non-core assets included gains on the sale of the Elk Falls site ($3.1 million) and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

23.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Successor			Predecessor
	Year ended December 31,	Year ended December 31,	Three months ended December 31	Nine months ended September 30
	2014	2013	2012	2012
Net earnings (loss) attributable to the company	$(72.3)	$(127.6)	$(35.2)	$618.4
Weighted average shares used in computation of basic earnings per share (in millions)	14.5	14.5	14.4	381.9
Weighted average shares used in computation of diluted earnings per share (in millions)	14.5	14.5	14.4	381.9
Basic and diluted earnings (loss) per share from continuing operations	(4.99)	(9.01)	(1.55)	1.63
Basic and diluted earnings (loss) per share from discontinued operations	–	0.21	(0.89)	(0.01)
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	(4.99)	(8.80)	(2.44)	1.62

135	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

24.	STOCK-BASED COMPENSATION PLANS

Details of stock-based compensation expense:

	Successor
	Year ended December 31,
	2014	2013
Phantom share units	$0.8	$0.1
	$0.8	$0.1

Phantom share units

The company established a phantom share unit (PSU) plan for its key executives, directors and employees in 2013.  Under the terms of this plan, senior executives, directors and employees are eligible for incentive remuneration paid to them in the form of PSUs.  Each PSU, once vested, entitles the holder to a cash payment equal to the incremental market value of the PSU.  Incremental market value is defined as the amount, if any, by which the market value of one common share of the company determined on the vesting date exceeds the market value determined on the grant date. The company applies a fair value-based method to record the PSUs granted to executives. Under the fair value method, compensation cost was initially measured at fair value at the date of grant and expensed over the plan’s vesting period. Compensation cost accrued over the vesting period will be recognized as a liability due to the fact that potential entitlements at the time of vesting will be paid in cash. Compensation cost must therefore be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

As at December 31, 2014, the fair value of PSUs was estimated using the Black-Scholes option pricing model based the following assumptions:

	2014		2013
	Vesting Date December 31, 2015	Vesting Date December 31, 2016	Vesting Date December 31, 2015	Vesting Date December 31, 2016
Risk-free interest rate	1.0%	1.0%	1.1%	1.4%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	84%	84%	77%	77%
Expected unit life (in years)	1.0	2.0	2.0	3.0
Average fair value of units granted (in dollars)	$1.95	$1.86	$0.61	$0.73

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

As at December 31, 2014, the total remaining unrecognized compensation cost associated with the PSUs totalled $1.6 million (December 31, 2013 - $0.6 million).

CATALYST PAPER 2014 ANNUAL REPORT	136

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Changes in the number of PSUs outstanding during the years ended December 31 was as follows:

	2014		2013
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	948,671	$1.19	–	$–
Granted	691,347	2.10	1,447,904	1.19
Exercised	(166,411)	1.20	(332,822)	1.20
Expired or cancelled	(166,411)	1.20	(166,411)	1.20
End of year	1,307,197	$1.67	948,671	$1.19

25.	FAIR VALUE MEASUREMENT

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

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	December 31, 2014	December 31, 2013	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$1.9	$–	2	(1)	Accounts payable and accrued liabilities
Commodity contracts	$0.1	$–	2	(2)	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market future rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

137	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 15.

The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements at December 31:

	December 31, 2014	December 31, 2013	Classification on statements of earnings (loss)
Currency contracts related to revenue hedges	$(2.2)	$–	Other income, net
Commodity swap contracts related to pulp hedges	0.1	–	Other income, net
Commodity swap contracts related to natural gas hedges	(0.1)	–	Other income, net
	$(2.2)	$–

Fair value of other financial instruments

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

26.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

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

CATALYST PAPER 2014 ANNUAL REPORT	138

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Aging of receivables were as follows:

	Successor
	As at December 31,
	2014	2013
Trade receivables, gross
Current	$88.6	$96.3
Past due 1-30 days	2.9	7.5
Past due 31-90 days	1.1	1.2
Past due over 90 days	9.5	1.4
	102.1	106.4
Allowance for doubtful accounts	(2.3)	(1.8)
Trade receivables, net	99.8	104.6
Other receivables, including sales tax recoverables	11.1	11.9
Accounts receivable (note 9)	$110.9	$116.5

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	Successor
	As at December 31,
	2014	2013
Balance, beginning of period	$1.8	$2.2
Increase (decrease) in provision	0.5	(0.4)
Balance, end of period (note 9)	$2.3	$1.8

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

Currency risk

For the year ended December 31, 2014, the company was exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables were denominated in or referenced to U.S. dollars. The company was also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The company used foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

139	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

For the year ended December 31, 2014, the company’s hedging policy for anticipated sales and accounts receivable included 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges were layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

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

Sensitivity analysis for derivative positions and variable rate debt

					Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2014	Currency and notional amount		Change in rate or price		Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income
Revenue hedges Currency risk (US$/CDN$)	US$	105.0	5%		$2.3	–	$(3.6)	–
Commodity hedges Price risk (commodities)	US$	0.4	5%		–	–	–	–
Natural gas hedges Price risk (commodities)	CDN$	0.8	5%		–	–	–	–
ABL Facility Interest risk (annualized)	CDN$	29.4	100	bps	(0.2)	–	0.2	–

(iii)	Liquidity risk

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

CATALYST PAPER 2014 ANNUAL REPORT	140

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at December 31, 2014 0 to 11 months	$105.0	0.9082	$105.0	0.8562

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $2.0 million (December 31, 2013 - $nil). At December 31, 2014, purchased US dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At December 31, 2014, commodity swap agreements are outstanding to fix the sales price of 500 metric tonnes of NBSK pulp within the next month. These contracts are reported at their fair value which was $nil at December 31, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

(c)	Cost Risk Management Instruments

	Options
	Sold		Purchased
Term	GJ (millions)	Average rate CDN$/GJ	GJ (millions)	Average rate CDN$/GJ
As at December 31, 2014 0 to 3 months	0.2	$3.55	0.2	$4.85

As at December 31, 2014, commodity options are outstanding to fix the sales price of 180,000 Gigajoules of natural gas within the next three months. These contracts are reported at their fair value which was negative $0.1 at December 31, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

27.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below:

2015	35.0
2016	7.1
2017	3.2
2018	2.1
2019	0.4
$47.8

Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see note 2, Summary of significant accounting policies). The lease expenses relating to the power purchase agreement totaled $23.2 million for the year ended December 31, 2014 (2013 - $17.9 million) and minimum future lease payments total $30.8 million over the next two years. The power purchase agreement expires on January 31, 2016.

Total lease expense amounted to $30.5 million for the year ended December 31, 2014 (2013 – $25.7 million; 2012 – $8.4 million).

141	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

28.	CONTINGENCIES

Petition for Imposition of Countervailing Duties on Supercalendered Paper

On February 26, 2015, a petition was submitted on behalf of the Coalition for Fair Paper Imports to the U.S. Department of Commerce and the U.S. International Trade Commission for the imposition of countervailing duties on U.S. imports of supercalendered paper from Canada. Catalyst Paper is one of four Canadian paper exporters who were named in the petition. At present, management is unable to estimate the likelihood that the petition will result in a countervailing duty investigation, and if initiated, the likelihood that countervailing duties will be imposed.

Claim Filed for Partial Refund of Purchase Price Paid

On September 24, 2014, Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. It is too early to assess the outcome of this claim. The contingency is not reflected in the financial results of the company as of December 31, 2014.

Unsuccessful Appeal of Sales Tax Ruling

On February 4, 2015, the British Columbia Court of Appeal overturned the January 28, 2014, Supreme Court of British Columbia ruling in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010.

29.	Subsequent EVENTS

On January 7, 2015, the company acquired, through a wholly-owned subsidiary, the Biron paper mill located in Wisconsin, USA and the Rumford pulp and paper mill located in Maine, USA for consideration of US$62.4 million, subject to certain adjustments based on estimated working capital at closing and the post-closing adjustments. The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million.

We account for this business combination using the purchase method and accordingly, the consideration is allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at January 7, 2015. The excess of the fair value assigned to the net assets acquired over the purchase price, if any, will be recognized in other income as a gain on the acquisition. The results of the operation and fair value of the assets acquired and liabilities assumed are not included in our consolidated financial statements for the year ended December 31, 2014.

The assets purchased consist primarily of accounts receivable, inventories, prepaids, property, plant and equipment and intellectual property. Liabilities assumed consist primarily of accounts payable and accruals, certain long-term environmental remedial obligations, liabilities related to workers compensation claims and pension liabilities. The company is in the process of completing a preliminary valuation of the fair value of the assets acquired and liabilities assumed and identifying any intangible assets and potential liabilities at the acquisition date. As a result, we have not disclosed the fair value of these assets and liabilities in our 2014 Annual Report.

The company also incurred $3.1 million of acquisition related costs which have been recognized in selling, general and administrative expenses for the year ended December 31, 2014.

30.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Term Loan. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2014, December 31, 2013, December 31, 2012 and September 30, 2012. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

CATALYST PAPER 2014 ANNUAL REPORT	142

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.7	$10.0	$0.2	$–	$10.9
Accounts receivable	0.5	110.4	–	–	110.9
Inventories	–	155.5	–	–	155.5
Prepaids and other	3.3	1.3	–	–	4.6
Assets held for sale	–	1.5	–	–	1.5
	4.5	278.7	0.2	–	283.4
Property, plant and equipment	297.6	81.7	–	–	379.3
Advances to related companies	226.0	434.3	0.9	(661.2)	–
Investments, net of equity in related companies	167.9	–	–	(167.9)	–
Other assets	5.0	1.0	–	–	6.0
	$701.0	$795.7	$1.1	$(829.1)	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.4	$121.7	$0.2	$–	$137.3
Current portion of long-term debt	2.8	0.2	–	–	3.0
	18.2	121.9	0.2	–	140.3
Long-term debt	325.0	1.1	–	–	326.1
Advances from related companies	435.2	224.9	1.1	(661.2)	–
Employee future benefits	14.9	267.5	–	–	282.4
Other long-term obligations	3.3	12.2	–	–	15.5
	796.6	627.6	1.3	(661.2)	764.3
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(235.1)	86.9	10.3	(97.2)	(235.1)
Accumulated other comprehensive income (loss)	(5.4)	(18.5)	–	18.5	(5.4)
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	(95.6)	168.1	(0.2)	(167.9)	(95.6)
	$701.0	$795.7	$1.1	$(829.1)	$668.7

143	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,109.3	$–	$–	$1,109.3
Operating expenses
Cost of sales, excluding depreciation and amortization	17.6	1,010.6	–	–	1,028.2
Depreciation and amortization	34.7	9.9	–	–	44.6
Selling, general and administrative	18.9	14.1	–	–	33.0
Restructuring	–	0.5	–	–	0.5
Impairment and other closure costs	14.6	1.9	–	–	16.5
	85.8	1,037.0	–	–	1,122.8
Operating earnings (loss)	(85.8)	72.3	–	–	(13.5)
Interest expense, net	(16.2)	(19.3)	–	–	(35.5)
Foreign exchange loss on long-term debt	(24.1)	–	–	–	(24.1)
Equity earnings in Partnership	57.3	–	–	(57.3)	–
Other income (expense), net	(3.5)	(6.0)	0.1	10.6	1.2
Income (loss) before income taxes	(72.3)	47.0	0.1	(46.7)	(71.9)
Income tax expense	-	0.4	–	–	0.4
Net earnings (loss) attributable to the company	$(72.3)	$46.6	$0.1	$(46.7)	$(72.3)

CATALYST PAPER 2014 ANNUAL REPORT	144

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided by operating activities	$13.2	$64.9	$–	$(56.8)	$21.3
Investing
Additions to property, plant and equipment	(14.0)	(7.9)	–	–	(21.9)
Proceeds from sale of property, plant and equipment	–	4.4	–	–	4.4
Proceeds from sale of non-core assets	0.2	0.1	–	–	0.3
Decrease in other assets	(5.4)	3.4	–	–	(2.0)
Cash flows used by investing activities	(19.2)	–	–	–	(19.2)
Financing
Increase (decrease) in advances to related companies	8.7	(65.5)	–	56.8	–
Increase in revolving loan	18.8	–	–	–	18.8
Proceeds from secured term loan	18.5	–	–	–	18.5
Redemption of Floating Rate Note	(21.8)	–	–	–	(21.8)
Purchase of long-term debt	(14.5)	–	–	–	(14.5)
Deferred financing costs	(2.3)	–	–	–	(2.3)
Decrease in other long-term debt	(2.0)	–	–	–	(2.0)
Cash flows provided (used) by financing activities	5.4	(65.5)	–	56.8	(3.3)
Cash and cash equivalents, decrease in the period	(0.6)	(0.6)	–	–	(1.2)
Cash and cash equivalents, beginning of period	1.3	10.6	0.2	–	12.1
Cash and cash equivalents, end of period	$0.7	$10.0	$0.2	$–	$10.9

145	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.3	$10.6	$0.2	$–	$12.1
Accounts receivable	0.9	115.6	–	–	116.5
Inventories	–	140.2	–	–	140.2
Prepaids and other	0.6	3.9	–	–	4.5
Assets held for sale	–	5.7	–	–	5.7
	2.8	276.0	0.2	–	279.0
Property, plant and equipment	326.9	83.7	1.6	–	412.2
Advances to related companies	226.9	359.1	(1.4)	(584.6)	–
Investments, net of equity in related companies	152.9	–	–	(152.9)	–
Other assets	–	8.9	–	–	8.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$103.8	$0.2	$–	$119.7
Current portion of long-term debt	2.0	–	–	–	2.0
	17.7	103.8	0.2	–	121.7
Long-term debt	301.8	–	–	–	301.8
Advances from related companies	359.6	224.5	0.5	(584.6)	–
Employee future benefits	12.6	242.3	–	–	254.9
Other long-term obligations	4.9	3.9	–	–	8.8
	696.6	574.5	0.7	(584.6)	687.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(162.8)	40.3	10.2	(50.5)	(162.8)
Accumulated other comprehensive income (loss)	30.8	13.2	–	(13.2)	30.8
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	12.9	153.2	(0.3)	(152.9)	12.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1

CATALYST PAPER 2014 ANNUAL REPORT	146

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.4	$5.6	$(5.6)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	17.5	957.7	1.3	(5.6)	970.9
Depreciation and amortization	36.7	8.7	1.6	–	47.0
Selling, general and administrative	18.2	15.0	–	–	33.2
Restructuring	0.9	0.3	–	–	1.2
Impairment and other closure costs	86.9	–	–	–	86.9
	160.2	981.7	2.9	(5.6)	1,139.2
Operating earnings (loss)	(160.2)	69.7	2.7	–	(87.8)
Interest expense, net	(17.7)	(17.6)	(2.1)	–	(37.4)
Foreign exchange loss on long-term debt	(18.8)	–	–	–	(18.8)
Equity earnings in Partnership	60.7	–	–	(60.7)	–
Other income (expense), net	6.8	(18.3)	14.2	12.2	14.9
Earnings (loss) before reorganization items and income taxes	(129.2)	33.8	14.8	(48.5)	(129.1)
Reorganization items, net	(1.2)	–	–	–	(1.2)
Income (loss) before income taxes	(130.4)	33.8	14.8	(48.5)	(130.3)
Income tax expense (recovery)	-	0.1	(0.2)	0.2	0.1
Earnings (loss) from continuing operations	(130.4)	33.7	15.0	(48.7)	(130.4)
Earnings from discontinued operations, net of tax	3.1	3.1	–	(3.1)	3.1
Net earnings (loss)	(127.3)	36.8	15.0	(51.8)	(127.3)
Net earnings attributable to non-controlling interest	(0.3)	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$(127.6)	$36.8	$15.0	$(51.8)	$(127.6)

147	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$52.5	$34.3	$(22.9)	$(71.4)	$(7.5)
Investing
Additions to property, plant and equipment	(16.5)	(6.7)	(0.2)	–	(23.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Proceeds from sale of non-core assets	6.6	(7.3)	39.9	12.2	51.4
Decrease in restricted cash	0.7	2.4	–	–	3.1
Decrease in other assets	0.2	(0.7)	–	–	(0.5)
Cash flows provided (used) by investing activities	(9.0)	(11.5)	39.7	12.2	31.4
Financing
Increase (decrease) in advances to related companies	(12.7)	(23.0)	(23.5)	59.2	–
Decrease in revolving loan	(13.4)	–	–	–	(13.4)
Purchase of Floating Rate Notes	(15.8)	–	–	–	(15.8)
Decrease in long-term debt	(1.1)	–	–	–	(1.1)
Cash flows provided (used) by financing activities	(43.0)	(23.0)	(23.5)	59.2	(30.3)
Cash and cash equivalents, increase (decrease) in the period	0.5	(0.2)	(6.7)	–	(6.4)
Cash and cash equivalents, beginning of period	0.8	10.8	6.9	–	18.5
Cash and cash equivalents, end of period	$1.3	$10.6	$0.2	$–	$12.1

CATALYST PAPER 2014 ANNUAL REPORT	148

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.8	$8.9	$6.9	$–	$16.6
Restricted cash	0.7	–	–	–	0.7
Accounts receivable	2.3	111.0	0.7	–	114.0
Inventories	–	125.0	–	–	125.0
Prepaids and other	0.7	7.5	0.7	–	8.9
Assets held for sale	–	34.3	–	–	34.3
	4.5	286.7	8.3	–	299.5
Property, plant and equipment	387.1	76.0	148.5	–	611.6
Goodwill	56.7	–	–	–	56.7
Advances to related companies	234.2	348.2	(0.8)	(581.6)	–
Investments, net of equity loss in related companies	93.7	–	–	(93.7)	–
Other assets	24.3	9.7	0.6	(23.6)	11.0
	$800.5	$720.6	$156.6	$(698.9)	$978.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27.9	$76.0	$9.9	$–	$113.8
Current portion of long-term debt	6.5	0.1	–	–	6.6
Liabilities associated with assets held for sale	–	15.2	–	–	15.2
	34.4	91.3	9.9	–	135.6
Long-term debt	308.2	–	113.8	–	422.0
Advances from related companies	320.4	236.6	24.6	(581.6)	–
Employee future benefits	9.7	280.0	–	–	289.7
Other long-term obligations	5.2	3.7	–	–	8.9
Deferred credits	–	–	23.6	(23.6)	–
	677.9	611.6	171.9	(605.2)	856.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Additional paid-in capital	–	–	–	–	–
Retained earnings (deficit)	(35.2)	3.5	(4.8)	1.3	(35.2)
Accumulated other comprehensive income (loss)	6.6	5.8	–	(5.8)	6.6
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	116.3	109.0	(15.3)	(93.7)	116.3
Non-controlling interest	6.3	–	–	–	6.3
	122.6	109.0	(15.3)	(93.7)	122.6
	$800.5	$720.6	$156.6	$(698.9)	$978.8

149	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$260.6	$4.6	$(4.7)	$260.5
Operating expenses
Cost of sales, excluding depreciation and amortization	4.4	243.9	2.0	(4.7)	245.6
Depreciation and amortization	8.8	2.2	1.9	–	12.9
Selling, general and administrative	4.6	3.1	–	–	7.7
	17.8	249.2	3.9	(4.7)	266.2
Operating earnings (loss)	(17.8)	11.4	0.7	–	(5.7)
Interest expense, net	(4.6)	(3.7)	(3.3)	–	(11.6)
Foreign exchange loss on long-term debt	(3.2)	–	–	–	(3.2)
Equity earnings in Partnership	8.8	–	–	(8.8)	–
Other income (expense), net	1.4	(1.1)	(0.2)	–	0.1
Earnings (loss) before reorganization items and income taxes	(15.4)	6.6	(2.8)	(8.8)	(20.4)
Reorganization items, net	(10.6)	8.7	(1.3)	–	(3.2)
Income (loss) before income taxes	(26.0)	15.3	(4.1)	(8.8)	(23.6)
Income tax expense (recovery)	0.7	0.6	(1.1)	–	0.2
Earnings (loss) from continuing operations	(26.7)	14.7	(3.0)	(8.8)	(23.8)
Earnings (loss) from discontinued operations, net of tax	(12.9)	(11.5)	(1.4)	12.9	(12.9)
Net earnings (loss)	(39.6)	3.2	(4.4)	4.1	(36.7)
Net (earnings) loss attributable to non-controlling interest	1.5	–	–	–	1.5
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(38.1)	3.2	(4.4)	4.1	(35.2)
Equity in earnings (loss) of subsidiaries	2.9	–	–	(2.9)	–
Net earnings (loss) attributable to the company	$(35.2)	$3.2	$(4.4)	$1.2	$(35.2)

CATALYST PAPER 2014 ANNUAL REPORT	150

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the three months ended December 31, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$(90.5)	$160.9	$(22.2)	$3.9	$52.1
Investing
Additions to property, plant and equipment	(4.2)	(3.2)	(3.0)	–	(10.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Decrease in restricted cash	2.9	0.5	–	–	3.4
Cash flows provided (used) by investing activities	(1.3)	(1.9)	(3.0)	–	(6.2)
Financing
Increase (decrease) in advances to related companies	132.3	(153.8)	25.4	(3.9)	–
Decrease in revolving loan	(40.0)	–	–	–	(40.0)
Distribution received (paid)	–	0.4	(0.4)	–	–
Cash flows provided (used) by financing activities	92.3	(153.4)	25.0	(3.9)	(40.0)
Cash and cash equivalents, increase (decrease) in the period	0.5	5.6	(0.2)	–	5.9
Cash and cash equivalents, beginning of the period	0.3	5.2	7.1	–	12.6
Cash and cash equivalents, end of period	$0.8	$10.8	$6.9	$–	$18.5

151	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.3	$4.8	$7.1	$–	$12.2
Restricted cash	3.6	0.1	–	–	3.7
Accounts receivable	1.9	138.8	0.1	–	140.8
Inventories	–	131.5	–	–	131.5
Prepaids and other	0.3	12.3	0.4	–	13.0
Assets held for sale	–	56.2	–	–	56.2
	6.1	343.7	7.6	–	357.4
Property, plant and equipment	390.5	76.2	147.4	–	614.1
Goodwill	56.7	–	–	–	56.7
Advances to related companies	239.7	295.9	1.0	(536.6)	–
Investments, net of equity loss in related companies	89.2	–	–	(89.2)	–
Other assets	25.1	10.8	0.6	(24.6)	11.9
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$75.6	$6.2	$–	$97.5
Current portion of long-term debt	6.6	0.1	–	–	6.7
Liabilities associated with assets held for sale	–	14.9	(0.1)	–	14.8
	22.3	90.6	6.1	–	119.0
Long-term debt	345.1	–	113.8	–	458.9
Advances from related companies	271.3	242.7	22.6	(536.6)	–
Employee future benefits	10.4	290.0	–	–	300.4
Other long-term obligations	5.4	3.6	–	–	9.0
Deferred income taxes	–	–	24.6	(24.6)	–
	654.5	626.9	167.1	(561.2)	887.3
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	–	–	–	–	–
Accumulated other comprehensive income (loss)	–	–	–	–	–
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	144.9	99.7	(10.5)	(89.2)	144.9
Non-controlling interest (deficit)	7.9	–	–	–	7.9
	152.8	99.7	(10.5)	(89.2)	152.8
	$807.3	$726.6	$156.6	$(650.4)	$1,040.1

CATALYST PAPER 2014 ANNUAL REPORT	152

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the nine months ended September 30, 2012 (predecessor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$797.7	$15.6	$(15.6)	$797.7
Operating expenses
Cost of sales, excluding depreciation and amortization	13.2	715.3	5.1	(15.6)	718.0
Depreciation and amortization	15.4	4.1	3.9	–	23.4
Selling, general and administrative	13.8	12.4	–	–	26.2
Restructuring	5.3	–	–	–	5.3
	47.7	731.8	9.0	(15.6)	772.9
Operating earnings (loss)	(47.7)	65.9	6.6	–	24.8
Interest expense, net	(30.5)	(20.0)	(9.8)	–	(60.3)
Foreign exchange loss on long-term debt	24.0	–	–	–	24.0
Equity earnings in Partnership	79.8	–	–	(79.8)	–
Other income (expense), net	(53.1)	54.6	51.6	(55.7)	(2.6)
Earnings (loss) before reorganization items and income taxes	(27.5)	100.5	48.4	(135.5)	(14.1)
Reorganization items, net	512.9	98.4	55.6	–	666.9
Income (loss) before income taxes	485.4	198.9	104.0	(135.5)	652.8
Income tax expense (recovery)	8.4	(21.4)	11.9	–	(1.1)
Earnings (loss) from continuing operations	477.0	220.3	92.1	(135.5)	653.9
Earnings (loss) from discontinued operations, net of tax	(3.6)	(4.1)	0.5	3.6	(3.6)
Net earnings (loss)	473.4	216.2	92.6	(131.9)	650.3
Net (earnings) loss attributable to non-controlling interest	(31.9)	–	–	–	(31.9)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	$441.5	$216.2	$92.6	$(131.9)	$618.4
Equity in earnings (loss) of subsidiaries	176.9	–	–	(176.9)	–
Net earnings (loss) attributable to the company	$618.4	$216.2	$92.6	$(308.8)	$618.4

153	CATALYST PAPER 2014 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the nine months ended September 30, 2012 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$119.1	$27.5	$38.2	$(228.8)	$(44.0)
Investing
Additions to property, plant and equipment	(4.9)	(4.6)	(2.7)	–	(12.2)
Proceeds from sale of property, plant and equipment	5.5	6.0	–	–	11.5
Increase in restricted cash	(3.6)	(2.8)	–	–	(6.4)
Decrease in other assets	2.6	1.0	0.1	–	3.7
Cash flows (used) by investing activities	(0.4)	(0.4)	(2.6)	–	(3.4)
Financing
Increase (decrease) in advances to related companies	(155.0)	(95.4)	21.6	228.8	–
Increase in revolving loan	16.0	–	–	–	16.0
Proceeds on issuance of senior secured notes	33.1	–	–	–	33.1
Deferred financing costs	(9.3)	–	–	–	(9.3)
DIP financing costs	(3.8)	–	–	–	(3.8)
Decrease in other long-term debt	(0.7)	(0.2)	–	–	(0.9)
Share issuance costs	(0.2)	–	–	–	(0.2)
Distribution received (paid)	–	56.3	(56.3)	–	–
Cash flows provided (used) by financing activities	(119.9)	(39.3)	(34.7)	228.8	34.9
Cash and cash equivalents, increase (decrease) in the period	(1.2)	(12.2)	0.9	–	(12.5)
Cash and cash equivalents, beginning of the period	1.5	17.4	6.2	–	25.1
Cash and cash equivalents, end of period	$0.3	$5.2	$7.1	$–	$12.6

CATALYST PAPER 2014 ANNUAL REPORT	154

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor				Predecessor
	As at December 31,			As at September 30,	As at December 31,
	2014	2013	2012	2012	2011	2010
Assets
Current assets
Cash and cash equivalents	$10.9	$12.1	$16.6	$12.2	$25.1	$95.4
Restricted cash	–	–	0.7	3.7	–	–
Accounts receivable	110.9	116.5	114.0	140.8	134.9	120.6
Inventories	155.5	140.2	125.0	131.5	146.9	139.9
Prepaids and other	4.6	4.5	8.9	13.0	20.0	27.7
Assets held for sale	1.5	5.7	34.3	56.2	–	–
	283.4	279.0	299.5	357.4	326.9	383.6
Property, plant and equipment	379.3	412.2	611.6	614.1	386.3	1,285.6
Goodwill	–	–	56.7	56.7	–	–
Other assets	6.0	8.9	11.0	11.9	24.4	27.0
	$668.7	$700.1	$978.8	$1,040.1	$737.6	$1,696.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$137.3	$119.7	$113.8	$97.5	$174.5	$171.6
Current portion of long-term debt	3.0	2.0	6.6	6.7	466.8	27.0
Liabilities associated with assets held for sale	–	–	15.2	14.8	–	–
	140.3	121.7	135.6	119.0	641.3	198.6
Long-term debt	326.1	301.8	422.0	458.9	375.5	783.9
Employee future benefits	282.4	254.9	289.7	300.4	305.7	269.1
Other long-term obligations	15.5	8.8	8.9	9.0	19.2	20.2
Deferred income taxes/deferred credits	–	–	–	–	13.2	21.0
	764.3	687.2	856.2	887.3	1,354.9	1,292.8
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	144.9	144.9	144.9	1,035.2	1,035.0
Additional paid-in-capital	–	–	–	–	16.6	16.6
Deficit	(235.1)	(162.8)	(35.2)	–	(1,556.0)	(582.0)
Accumulated other comprehensive income (loss)	(5.4)	30.8	6.6	–	(89.4)	(46.1)
	(95.6)	12.9	116.3	144.9	(593.6)	423.5
Non-controlling interest (deficit)	–	–	6.3	7.9	(23.7)	(20.1)
	(95.6)	12.9	122.6	152.8	(617.3)	403.4
	$668.7	$700.1	$978.8	$1,040.1	$737.6	$1,696.2

155	CATALYST PAPER 2014 ANNUAL REPORT

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Sales	$1,109.3	$1,051.4	$260.5	$797.7	$1,079.7	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	1,028.2	970.9	245.6	718.0	970.7	930.1
Depreciation and amortization	44.6	47.0	12.9	23.4	105.5	109.7
Selling, general and administrative	33.0	33.2	7.7	26.2	40.3	43.4
Restructuring	0.5	1.2	–	5.3	5.9	25.3
Impairment and other closure costs	16.5	86.9	–	–	661.8	294.5
	1,122.8	1,139.2	266.2	772.9	1,784.2	1,403.0
Operating earnings (loss)	(13.5)	(87.8)	(5.7)	24.8	(704.5)	(351.6)
Interest expense, net	(35.5)	(37.4)	(11.6)	(60.3)	(73.2)	(71.9)
Foreign exchange gain (loss) on long-term debt	(24.1)	(18.8)	(3.2)	24.0	(9.7)	27.6
Other income (expense), net	1.2	14.9	0.1	(2.6)	(2.1)	(2.6)
Loss before reorganization items and income taxes	(71.9)	(129.1)	(20.4)	(14.1)	(789.5)	(398.5)
Reorganization items, net	–	(1.2)	(3.2)	666.9	–	–
Income (loss) before income taxes	(71.9)	(130.3)	(23.6)	652.8	(789.5)	(398.5)
Income tax expense (recovery)	0.4	0.1	0.2	(1.1)	(8.4)	(19.8)
Earnings (loss) from continuing operations	(72.3)	(130.4)	(23.8)	653.9	(781.1)	(378.7)
Gain (loss) from discontinued operations, net of tax	–	3.1	(12.9)	(3.6)	(195.5)	(19.5)
Net earnings (loss)	(72.3)	(127.3)	(36.7)	650.3	(976.6)	(398.2)
Net (earnings) loss attributable to non-controlling interest	–	(0.3)	1.5	(31.9)	2.6	1.3
Net earnings (loss) attributable to the Company	$(72.3)	$(127.6)	$(35.2)	$618.4	$(974.0)	$(396.9)

CATALYST PAPER 2014 ANNUAL REPORT	156

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor			Predecessor
	Years ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2011	2011	2010
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(72.3)	$(127.3)	$(36.7)	$650.3	$(976.6)	$(398.2)
Items not requiring (providing) cash:
Depreciation and amortization	44.6	47.0	12.9	23.4	112.4	119.3
Impairment and other closure costs	16.5	86.9	8.2	3.3	823.6	294.5
Deferred income taxes	–	–	0.1	(0.7)	(7.6)	(16.1)
Settlement gain on special pension portability election	–	(2.6)	–	–	–	–
Foreign exchange loss (gain) on long-term debt	24.1	18.8	3.2	(24.0)	9.7	(27.6)
Non-cash reorganization items		0.5	2.4	(707.4)	–	–
Non-cash interest on compromised notes	–	–	–	48.4	–	–
Gain on cancellation of long-term debt	–	–	–	–	–	(0.6)
Employee future benefits, expense over (under) cash contributions	(8.8)	(7.0)	(3.4)	(8.4)	(8.0)	(2.4)
Decrease in other long-term obligations	(0.4)	(0.2)	(0.1)	–	(3.1)	(4.2)
Loss (gain) on disposal of property, plant and equipment	–	(0.6)	0.4	(6.7)	(0.1)	(7.2)
Gain on disposal of non-core assets	(2.4)	(12.3)	–	–	–	–
Other	4.0	4.1	0.2	2.6	(1.8)	10.9
Changes in non-cash working capital	16.0	(14.8)	64.9	(24.8)	(20.0)	(12.5)
Cash flows provided (used) by operating activities	21.3	(7.5)	52.1	(44.0)	(71.5)	(44.1)
Investing
Additions to property, plant and equipment	(21.9)	(23.4)	(10.4)	(12.2)	(19.7)	(11.2)
Proceeds from sale of property, plant and equipment	4.4	0.8	0.8	11.5	1.2	7.9
Proceeds from sale of non-core assets	0.3	51.4	–	–	–	–
Decrease (increase) in restricted cash	–	3.1	3.4	(6.4)	–	–
Decrease (increase) in other assets	(2.0)	(0.5)	–	3.7	0.8	(1.2)
Cash flows provided (used) by investing activities	(19.2)	31.4	(6.2)	(3.4)	(17.7)	(4.5)
Financing
Share issue costs	–	–	–	(0.2)	–	–
Increase (decrease) in revolving loan	18.8	(13.4)	(40.0)	16.0	48.0	(14.5)
Repayment of long-term debt	–	–	–	–	(25.8)	–
Purchase of long-term debt	(14.5)	(15.8)	–	–	–	–
Proceeds from (repayment of) Term Loan	18.5	–	–	–	–	–
Redemption of Floating Rate Notes	(21.8)	–	–	–	–	–
Proceeds on issuance of senior secured notes	–	–	–	33.1	–	98.4
Note exchange costs	–	–	–	–	–	(8.3)
Settlement on purchase of debt securities	–	–	–	–	–	(9.2)
Deferred financing costs	(2.3)	–	–	(9.3)	(2.4)	(4.5)
DIP financing costs	–	–	–	(3.8)	–	–
Decrease in other long-term debt	(2.0)	(1.1)	–	(0.9)	(0.9)	(1.0)
Cash flows provided (used) by financing activities	(3.3)	(30.3)	(40.0)	34.9	18.9	60.9
Cash and cash equivalents, increase (decrease) in the year	(1.2)	(6.4)	5.9	(12.5)	(70.3)	12.3
Cash and cash equivalents, beginning of year	12.1	18.5	12.6	25.1	95.4	83.1
Cash and cash equivalents, end of year	$10.9	$12.1	$18.5	$12.6	$25.1	$95.4

157	CATALYST PAPER 2014 ANNUAL REPORT

OTHER FINANCIAL AND OPERATIONAL INFORMATION

(In millions of Canadian dollars, except where otherwise stated)

	Successor			Predecessor
	Year ended December 31,		Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2014	2013	2012	2012	2011	2010
Selected financial information
Adjusted EBITDA [1,10]	$47.6	$46.1	$7.2	$48.2	$62.8	$52.6
Adjusted EBITDA margin [2]	4.3%	4.4%	2.8%	6.0%	5.8%	5.0%
Weighted average common shares outstanding (in millions)	14.5	14.5	14.4	381.9	381.9	381.8
Basic and diluted earnings (loss) per share (in dollars) from continuing operations	$(4.99)	$(9.01)	$(1.55)	$1.63	$(2.04)	$(0.99)
Basic and diluted earnings (loss) per share (in dollars) from discontinued operations	–	0.21	(0.89)	(0.01)	(0.51)	(0.05)
Working capital [3]	$144.6	$153.6	$151.4	$203.7	$152.4	$212.0
Current assets to current liabilities [3]	2.05	2.28	2.33	3.09	1.87	2.24
Total debt to total capitalization [4,5]	140.9%	95.9%	78.7%	76.3%	338.7%	66%
Net debt to net capitalization [6,7]	143.0%	95.8%	78.0%	75.8%	365.5%	63%
Common shares outstanding at end of period (in millions)	14.5	14.5	14.5	14.4	381.9	381.8
Book value per share (in dollars)	$(6.59)	$0.89	$8.46	$10.61	$(1.62)	$1.06
Average spot rate (US$/CDN$) [8]	0.905	0.971	1.009	0.998	1.011	0.971
Share prices
High	$3.50	$2.76	$ N/A	$ N/A	$0.55	$0.44
Low	1.35	1.00	N/A	N/A	0.02	0.09
Close	3.04	1.35	N/A	N/A	0.03	0.24
Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$781	$811	$835	$835	$836	$765
LWC paper, No. 5, 40 lb. (US$ per ton)	798	864	898	859	900	790
Telephone directory paper, 22.1 lb. (US$ per ton)	730	750	770	770	735	670
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	603	598	618	614	622	578
NBSK pulp, China delivery (US$ per tonne)	733	700	662	669	834	821
Sales (000 tonnes)
Specialty printing papers	702	762	207	605	838	830
Newsprint	347	283	66	198	205	236
Pulp	340	328	74	251	308	277

1	Adjusted EBITDA is a Non-GAAP Measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

CATALYST PAPER 2014 ANNUAL REPORT	157

ITEM 18	FINANCIAL STATEMENTS

See Item 17.

ITEM 19	EXHIBITS

1.1	Articles of Catalyst Paper Corporation (3)

1.2	Bylaws of Norske Skog Canada Limited. (2)

4.1

Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.). (1)

158

4.1.1	Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 4.1 above (current parties Catalyst Paper and Tolko Industries Ltd.). (4)

4.2	Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company). (1)

4.2.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 4.2 above. (1)

4.2.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 4.2 above. (4)

4.2.3	Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company amending agreement referred to in Exhibit 4.2 above. (4)

4.3	Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties Catalyst Paper Corporation, TimberWest Forest Corp and TimberWest Forest Company Partnership). (1)

4.3.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 4.3 above. (4)

4.4	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

4.4.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (4)

4.4.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (4)

4.4.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (4)

4.4.4	Amendment dated January 1, 2011 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (9)

4.5	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (4)

4.5.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.5	Amendment dated October 10. 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.6	Amendment dated November 19, 2013 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (9)

159

4.5.7	Amendment dated December 15, 2014 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (9)

4.6	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (4)

4.7	Restructuring and Support Agreement, entered into on March 12, 2012 among Catalyst Paper Corporation, certain of its subsidiaries and certain holders of its 2014 Notes and 2016 Notes. (6).

4.8	Indenture, dated as of September 13, 2012, governing the company’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee. (7)

4.9	First Supplemental Indenture dated as of September 13, 2012, among the company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the company’s PIK Toggle Senior Secured Notes due October 30, 2017. (7)

4.10	Second Supplemental Indenture dated as of September 13, 2012, among the company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the company’s Floating Rate Senior Secured Notes due September 13, 2016. (7)

4.11.

Credit Agreement dated as of September 13, 2012 among the company, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada. (8)

4.11.1	First Amending Agreement to Credit Agreement dated as of March 20, 2014 among the company, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada. (9)

4.12	Credit Agreement dated as of March 20, 2014 among the company, certain lender parties thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada. (9)

6.1	Statement explaining calculation of earnings per share (EPS) (9)

7.1	Statement explaining the calculation of any ratios in the report (9)

12.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(9)

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

15.1	Consolidated financial statements of the company as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 (9)

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

(9)	Filed herewith.

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 25, 2012.

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 21, 2012.

160

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 13, 2012.

(5)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 12, 2010.

(4)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 14, 2009.

(3)	Previously filed with registration statement (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on March 19, 2013.

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.

(1)	Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002. Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission.

161

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CATALYST PAPER CORPORATION

By:	/s/ Joe Nemeth
	Name:	Joe Nemeth
	Title:	President and Chief Executive Officer

Date: March 4, 2015

162