Form 20-F
period 2015-12-31
CATALYST PAPER CORP
filed 2016-04-04
CIK 1144906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

FOR THE TRANSITION PERIOD FROM TO JANUARY 1, 2015 TO DECEMBER 31, 2015

COMMISSION FILE NUMBER 000-49751

Catalyst Paper Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

2nd Floor, 3600 Lysander Lane

Richmond

British Columbia, Canada V7B 1C3

(Address of principal executive offices)

James Isaac, 604-247-4738, james.isaac@catalystpaper.com,
2nd Floor, 3600 Lysander Lane, Richmond, BC V7B 1C3

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of

December 31, 2015 was:

14,527,571

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

PART I

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

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties discussed in this annual report and in Management’s Discussion and Analysis for the financial year-ended December 31, 2015, which may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov:

Various market, environmental, financial and human resource risks related to the recent acquisition of the Biron and Rumford paper mills in the United States;

Supply interruptions which may occur due to reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group;

Uncertainty related to our ability to successfully integrate the recently acquired Biron and Rumford paper mills into our operations;

•	Our inability to generate sufficient cash to service all our indebtedness;
•	Risks related to our level of indebtedness which may limit our financial and operating activities;
•	The limited trading market for our common shares;
•	Fluctuations in the demand and market price for our products;
•	The impact that media trends may have on demand for our products;
•	Fluctuations in foreign exchange rates;
•	The effects of competition from domestic and foreign producers;
•	Risks related to the international sale of our products;
•	Fluctuations in the cost and supply of wood fibre;
•	Dependence on the supply of certain raw materials;
•	The effect of future losses on our liquidity and ongoing operations;
•	Uncertainty relating to labour relations;
•	Dependence on third party transportation providers;
•	The impact on our operations of aboriginal land claims in Canada;
•	The impact of increases in energy costs on our business;
•	Costs which may be necessary for us to incur in order to comply with environmental laws and regulations;
•	The impact on our business of equipment failures and the need to increase capital and maintenance expenditures;
•	Legal proceedings;
•	Failure of certain customers to pay us promptly and in full under the credit terms that we extend to them;
•	The retention of certain qualified management personnel;
•	Limitations and exclusions contained in our insurance policies;
•	Risks related to natural disasters in regions where our mills are located;
•	The impact of our benefit pensions plans and other post-retirement benefit plans on our financial condition; and
•	The impact of a change in legal control.

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

Market and Industry Data and Forecast

This annual report on Form 20-F includes market share and industry data and other statistical information and forecasts that we have obtained from independent industry publications, government publications, market research reports and other published independent sources. Some data is also based on our good faith estimates, which is derived from our internal surveys, as well as independent sources. RISI, Inc., an independent paper and forest products industry research firm (“RISI”), is the source of a considerable amount of the third party industry data and forecasts contained herein. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and do not guarantee the accuracy or completeness of such information.

Forecasts are particularly likely to be inaccurate, especially over long periods of time. Although we believe these sources to be reliable, we have not independently verified any of the data nor have we ascertained the underlying economic assumptions relied upon therein.

Presentation of Financial Information

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

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

The following table sets forth consolidated historical financial and operating data for Catalyst Paper Corporation for the periods indicated. The financial statement data as of December 31, 2015, December 31, 2014, December 31, 2013, December 31, 2012, September 30, 2012 and December 31, 2011, for the years ended December 31, 2015, 2014 and 2013, the three months ended December 31, 2013 and nine months ended September 30, 2013, and the year ended December 31, 2011 is derived from our audited consolidated financial statements in our annual report. This information should be read in conjunction with Operating and Financial Review and Prospects, which is included in the annual report. The financial information has been derived from consolidated financial statements that have been prepared in accordance with U.S. GAAP. All information provided below is in millions of Canadian dollars, except information related to volume, information per share, and revenue per tonne.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) DATA

(In millions of Canadian dollars)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Year ended December 31,
	2015	2014	2013	2012	2012	2011
Sales	$1,991.1	$1,109.3	$1,051.4	$260.5	$797.7	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	1,882.4	1,028.2	970.9	245.6	718.0	970.7
Depreciation and amortization	61.4	44.6	47.0	12.9	23.4	105.5
Selling, general and administrative	58.2	33.0	33.2	7.7	26.2	40.3
Restructuring and change-of-control	1.8	0.5	1.2	–	5.3	5.9
Impairment and other closure costs	–	16.5	86.9	–	–	661.8
	2,003.8	1,122.8	1,139.2	266.2	772.9	1,784.2
Operating earnings (loss)	(12.7)	(13.5)	(87.8)	(5.7)	24.8	(704.5)
Interest expense, net	(49.4)	(35.5)	(37.4)	(11.6)	(60.3)	(73.2)
Foreign exchange gain (loss) on long-term debt	(57.7)	(24.1)	(18.8)	(3.2)	24.0	(9.7)
Other income (expense), net	43.0	1.2	14.9	0.1	(2.6)	(2.1)
Loss before reorganization items and income taxes	(76.8)	(71.9)	(129.1)	(20.4)	(14.1)	(789.5)
Reorganization items, net	–	–	(1.2)	(3.2)	666.9	–
Income (loss) before income taxes	(76.8)	(71.9)	(130.3)	(23.6)	652.8	(789.5)
Income tax expense (recovery)	(27.4)	0.4	0.1	0.2	(1.1)	(8.4)
Earnings (loss) from continuing operations	(49.4)	(72.3)	(130.4)	(23.8)	653.9	(781.1)
Gain (loss) from discontinued operations net of tax	–	–	3.1	(12.9)	(3.6)	(195.5)
Net earnings (loss)	(49.4)	(72.3)	(127.3)	(36.7)	650.3	(976.6)
Net (earnings) loss attributable to non-controlling interest	–	–	(0.3)	1.5	(31.9)	2.6
Net earnings (loss) attributable to the Company	$(49.4)	$(72.3)	$(127.6)	$(35.2)	$618.4	$(974.0)

CONSOLIDATED BALANCE SHEET DATA

(In millions of Canadian dollars)

	Successor					Predecessor
	As at December 31,				As at September 30,	As at December 31,
	2015	2014	2013	2012	2012	2011
Working Capital[1]	$210.6	$144.6	$153.6	$151.4	$203.7	$152.4
Property, plant and equipment	456.9	379.3	412.2	611.6	614.1	386.3
Total Assets	919.1	668.7	700.1	978.8	1040.1	737.6
Current portion of long-term debt	3.2	3.0	2.0	6.6	6.7	466.8
Total debt[1]	497.8	329.1	303.8	428.6	465.6	842.3
Shareholders’ equity (deficiency)	(116.7)	(95.6)	12.9	116.3	144.9	(593.6)

CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

(In millions of Canadian dollars)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Year ended December 31,
	2015	2014	2013	2012	2012	2011
Cash flows provided (used) by operating activities	$(6.6)	$21.3	$(7.5)	$52.1	$(44.0)	$(71.5)
Cash flows provided (used) by investing activities	(103.4)	(19.2)	31.4	(6.2)	(3.4)	(17.7)
Cash flows provided (used) by financing activities	$107.4	$(3.3)	$(30.3)	$(40.0)	$34.9	$18.9

OTHER FINANCIAL DATA

(In millions of Canadian dollars, except per tonne)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Year ended December 31,
	2015	2014	2013	2012	2012	2011
Adjusted EBITDA [2]	$48.7	$47.6	$46.1	$7.2	$48.2	$62.8
Adjusted EBITDA margin [3]	2.4%	4.3%	4.4%	2.8%	6.0%	5.8%
Weighted average common shares outstanding (in millions)	14.5	14.5	14.5	14.4	381.9	381.9
Basic and diluted earnings (loss) per share (in dollars)
- Continuing operations	$(3.41)	$(4.99)	$(9.01)	$(1.55)	$1.63	$(2.04)
- Discontinued operations	–	–	0.21	(0.89)	(0.01)	(0.51)
Common shares outstanding at end of period (in millions)	14.5	14.5	14.5	14.5	14.4	381.9
Sales (000 tonnes)
Coated paper	937	194	189	51	145	179
Uncoated paper	426	508	573	156	460	659
Newsprint	346	347	283	66	198	205
Pulp	345	340	328	74	251	308
Average Sales Revenue per tonne
Coated paper	1,103	936	934	930	909	939
Uncoated paper	898	837	800	795	808	793
Newsprint	681	685	679	666	678	689
Pulp	807	779	683	604	637	804
Production (000 tonnes)
Coated paper	943	197	191	49	147	180
Uncoated paper	418	511	580	144	465	662
Newsprint	343	352	289	65	200	208
Pulp	345	344	323	75	243	315

Notes to Selected Consolidated Financial Information

[1]	Current portion of long term debt is included in total debt and excluded from working capital.
[2]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.
[3]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.

We have provided below a reconciliation of adjusted EBITDA to net earnings (loss) attributable to the Company, which we believe is the most directly comparable U.S. GAAP measure.

(In millions of dollars)	2011	2012	2013	2014	2015
Net earnings (loss) attributable to the Company	$(974.0)	$583.2	$(127.6)	$(72.3)	$(49.4)
Net earnings (loss) attributable to non-controlling interest	(2.6)	30.4	0.3	–	–
Net earnings (loss)	(976.6)	613.6	(127.3)	(72.3)	(49.4)
Depreciation and amortization	105.5	36.3	47.0	44.6	61.4
Impairment	661.8	–	86.9	16.5	–
Foreign exchange (gain) loss on long-term debt	9.7	(20.8)	18.8	24.1	57.7
Bargain purchase gain	–	–	–	–	(43.9)
Loss on Powell River fire	2.4	–	–	–	–
Other (income) expense, net	(0.3)	2.5	(14.9)	(1.2)	0.9
Interest expense, net	73.2	71.9	37.4	35.5	49.4
Income tax expense (recovery)	(8.4)	(0.9)	0.1	0.4	(27.4)
Reorganization items, net	–	(663.7)	1.2	–	–
(Earnings) loss from discontinued operations, net of tax	195.5	16.5	(3.1)	–	–
Adjusted EBITDA [1]	$62.8	$55.4	$46.1	$47.6	$48.7
[1]	Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA does not have a standardized meaning. Adjusted EBITDA as set forth above represents net earnings (loss) before net interest expense, income taxes, depreciation and amortization and impairment, foreign exchange gain (loss) on long-term debt, loss on repayment of long-term debt, other income (expense), and non-controlling interests. We focus on adjusted EBITDA as we believe this measure enables comparison of our results between periods without regard to debt service, income taxes and capital expenditure requirements. Adjusted EBITDA is also useful in analyzing our ability to comply with our debt covenants. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our operating performance. Adjusted EBITDA should not be considered by an investor as an alternative to net income, an indicator of our financial performance or an alternative to cash flows as a measure of liquidity. As there are no generally accepted methods for calculating adjusted EBITDA, this measure as calculated by us might not be comparable to similarly titled measures reported by other companies.

Exchange Rate Data

Bank of Canada

The following table sets forth certain exchange rates based upon the noon rate as quoted by the Bank of Canada. Such rates are set forth as, for the period indicated, U.S. dollars per Canadian $1.00. On March 3, 2016, the noon rate was 0.7459 U.S. dollars per Canadian $1.00.

	2010	2011	2012	2013	2014	2015

Low	0.9278	0.9430	0.9599	0.9348	0.8589	0.7148
High	1.0054	1.0583	1.0299	1.0164	0.9422	0.7485
Period-end	1.0054	0.9833	1.0051	0.9402	0.8620	0.7225
Average rate [1]	0.9710	1.0110	1.0004	0.9710	0.9054	0.7820

	2015				2016
	September	October	November	December	January	February
Low	0.7455	0.7552	0.7485	0.7148	0.6854	0.7123
High	0.7606	0.7750	0.7637	0.7485	0.7159	0.7395
Period-end	0.7466	0.7644	0.7500	0.7225	0.7102	0.7395
Average rate [1]	0.7538	0.7650	0.7530	0.7297	0.7031	0.7248
[1]	The average rate is derived by taking the average of the noon rate for each business day during the relevant period.

B.	Capitalization and Indebtedness

Information not required for an annual report.

C.	Reasons for the Offer and Use of Proceeds

Information not required for an annual report.

D.	Risk Factors

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

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

The recent acquisition of two U.S. paper mills exposes the Company to market, environmental, financial and human resource risks

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

Key risks include but are not limited to:

•	ongoing decline in coated paper markets due to general weakness in North American and international demand and due to market share lost to lower cost product alternatives,

•	erosion of future profitability due to general inflation and regional price pressure on fibre and energy,

•	the introduction of onerous environmental laws and regulations that may impose restrictions on our operations and processes,

•	potential environmental and labour claims that may arise from circumstances not currently identified, including but not limited to instances of site contamination and labour grievances,

•	unexpected delays in production and major maintenance events may negatively impact operations, customer service and costs,

•	breakdowns, obsolescence and impairment of long-lived assets, parts and supplies may negatively impact operations, customer service and costs,

•	potential labour unrest may negatively impact operations, customer service and costs,

•	delays and unexpected costs associated with post-acquisition activities including transition, integration and system separation may negatively impact liquidity, free cash flow and future profitability,

•	unexpected issues with the assignment of supply agreements or credit terms with vendors may negatively impact operations, customer service and costs,

•	actual results falling short of earnings projections and synergies identified by management may negatively impact to liquidity, free cash flow and future profitability, and

•	management not having the capacity to complete an orderly transition and integration of the U.S. mills while simultaneously operating the Canadian mills.

Reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group may result in supply interruption

The newly acquired Biron paper mill is a semi-integrated mill that is connected by way of three subterranean tunnels to Verso Corporation’s Wisconsin Rapids pulp and paper mill. Biron currently relies on the Wisconsin Rapids mill for the supply of softwood kraft pulp which is required to produce Biron’s coated mechanical paper products. Biron also relies on the Wisconsin Rapids mill for waste transfer and treatment services, including the landfilling of flyash generated by Biron’s power boilers and the treatment of process water by the Water Quality Center which is owned and operated by the Wisconsin Rapids mill. Wood is currently being purchased for the Biron mill by the Lake States Wood Supply Group which buys wood for a number of other regional mills that are owned and operated by Verso Corporation. An extended interruption in the supply of softwood kraft pulp or waste treatment services by the Wisconsin Rapids mill, or an interruption in wood supply by the Lake States Wood Supply Group, could have adverse consequences to our operations, customer service and costs. We have entered into agreements with Verso Corporation related to the supply of these goods and services that contain provisions and remedies that are intended to mitigate material losses due to extended supply interruptions. The recent Chapter 11 bankruptcy filings of both Verso Corporation and its affiliate, NewPage Corporation, could potentially have an adverse impact on such arrangements, however, other viable market options would be available to us.

We may not be able to successfully integrate the recently acquired U.S. paper mills into our operations

Any acquisition is accompanied by risks. For example, there may be significant change in commodity prices after we have committed to complete the transaction; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the final and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. The success of our acquisition will depend upon our ability to effectively manage the integration and operations of properties or assets we acquired and to realize anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that we will be able to successfully manage the integration and operations of the businesses or assets we acquire.

There is a risk that our systems, procedures and controls will not be adequate to support the expansion of our operations resulting from the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA. Our future operating results could be affected by the ability of our officers and key employees to manage the changing business conditions and to integrate the Biron paper mill and the Rumford paper and pulp mill operations into our own. No assurance can be given that the acquisition of the Biron paper mill and the Rumford paper and pulp mill will result in the anticipated benefits expected from the acquisition. In addition, there may be liabilities, such as environmental liabilities, that we have failed to discover or have underestimated in connection with the acquisition. There may also be capital expenditure requirements that we have failed to discover or underestimated in connection with the acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on our business, financial condition or future prospects.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may not be able to maintain the required level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that govern the ABL Facility and a US $20.0 million loan that matures on July 31, 2017 (“Term Loan”) and the indentures that govern our PIK Toggle Senior Secured Notes due 2017 (“2017 Notes”), including the PIK Toggle Senior Secured Notes due 2017 with a principal amount of US $25.0 million (“Offered Notes”) restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes (including the Offered Notes), the Term Loan and the ABL Facility.

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

As at December 31, 2015, one of the paper machines at our Crofton mill continues to be indefinitely curtailed. On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River due to a lack of orders and a declining market for the paper manufactured on No. 9. On September 1, 2015, we indefinitely curtailed Paper Machine No. 12 at Rumford due to a lack of orders and a declining market for the coated paper manufactured on No. 12. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

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

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The acquisition on January 7, 2015 of the U.S. paper mills will continue to further increase the Company’s U.S. dollar exposure on sales and costs. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

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

Our ability to compete is also affected by the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States. For the year of 2015, 84% of our pulp sales and 16% of our paper sales were international. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We export a significant quantity of a super calendered paper (“SC paper”) from Canada to the United States. On December 10, 2015, the U.S. Department of Commerce (“DOC”) issued its Final Order to impose countervailing duties on Canadian imports of SC paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 18.85%, the weighted average rate of the two companies for whom individual investigations were conducted. The imposition of countervailing duties may negatively impact the profitability of SC paper exports into the United States and our ability to compete against U.S. producers of SC paper. On December 15, 2015, the Company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review.

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

As it relates to the newly acquired U.S. paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 47% of fibre at the Rumford mill and 18% of fibre at the Biron mill. For the Biron mill, which currently relies on the Lake States Wood Supply Group for its wood supply, wood supply interruption is a potential risk in 2016 along with the other regional mills owned by Verso Corporation, if the region experiences a challenging late winter or longer winter break-up period given the very low inventories at the Biron mill and.

For our B.C. operations, approximately 70% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. For our newly acquired U.S. operations, approximately 98% is sourced directly from third parties with the remaining 2% sourced from short term stumpage purchases.

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

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2015, we had recorded net losses in 11 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and, until recently, a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Term Loan. While the acquisition on January 7, 2015 of the U.S. paper mills will provide additional sources of income, the operation of these newly acquired mills and the related transition and integration activities may place additional pressure on future liquidity.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business.  In Canada, our labour agreements with Unifor and Public and Private Works of Canada (“PPWC”) for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2019.  In the United States, our labour agreements with the unions located in our Biron, Wisconsin manufacturing facilities expire on March 31, 2018 while the agreements with the unions in our Rumford, Maine facility expire on June 30, 2018.

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

On January 22, 2016, a Notice of Civil Claim was filed jointly by the Halalt, Sunvault Energy Inc., and Aboriginal Power Corp., alleging that Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The claim brought against Catalyst by the Halalt and its partner, Sunvault, relates to a long-term joint venture biomass project at the Crofton mill that the Halalt proposed to Catalyst. Aboriginal Power Corp. is an affiliated entity of both Sunvault and the Halalt. Catalyst was concurrently evaluating a distinctly different proposal by another party.

Ultimately, Catalyst decided not to proceed with either joint-venture proposal.

After informing the Halalt of our decision, they filed a claim against Catalyst for breach of contract in connection with the long-term joint venture biomass project proposed by the Halalt and Sunvault seeking, among other things, approximately $100 million in damages. Also on January 22, 2016, a Notice of Civil Claim was filed by the Halalt First Nation and its members alleging Catalyst has illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of Catalyst’s Crofton Mill since 1957. The Halalt is seeking, among other things, an interim and permanent injunction restraining Catalyst from conducting its operations at the Crofton Mill that interfere with the Halalt’s claimed riparian, water and land rights and are also seeking approximately $2 billion in damages. Catalyst denies the allegations in both claims and intends to vigorously defend itself.

Increases in energy costs could have a negative impact on our business

Our operations consume a significant amount of electricity, natural gas and fuel oil.  Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

In British Columbia, although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels.  In the past three years, rate increases totaled 27% which added $30 million to our costs annually.  In November 2013, the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $13 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $33 million per year in each of the next two years of the plan.  If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings.  We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Electricity costs in our U.S. operations are mitigated by the larger proportion of self-generation capacity.  The Biron, Wisconsin mill is supplied by a regulated utility and the rates are projected to be relatively stable for this year.  The mill in Rumford, Maine operates in a deregulated jurisdiction and has the capacity to generate all of its electrical needs with self-generation and effectively hedges power costs with the fuel costs for self-generation.

The U.S. operations both consume significant volumes of coal; this pricing is set in annual contracts.

Our Canadian and U.S. mills consume oil and natural gas which are purchased on spot markets and for which pricing fluctuates significantly due to various external factors.  We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program.  There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

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

On March 12, 2015, charges were laid against us by Environment and Climate Change Canada following two separate incidents that took place at the Company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia. As a result of pleading guilty to the foregoing charges, under new environmental legislation expected to come into force in the first half of 2016, Catalyst would be subject to stiffer fines for subsequent such incidents and other offences.

Our Canadian operations may be affected by the regulation of greenhouse gases: The Federal government has proposed combustion appliance based standards which could come into effect in 2020 and all Canadian mills currently meet those standards with ease. British Columbia announced its goal of reducing the provincial release of greenhouse gases (“GHG”) by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the Company under such a program.

Our U.S. operations are subject to various stringent air regulations including the U.S. Environmental Protection Agency (“EPA”). Maximum Achievable Control Technology (MACT) standards. One boiler at Biron and two at Rumford are impacted by the standard and may require capital infusion of approximately $6 million in total by end of 2016 to meet their respective deadlines of January 31, 2017. Federal authorities could revise the standard before it comes into force and the Company continues to consider all approaches to reaching compliance including fuel switching, emissions controls, and energy reduction initiatives.

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

Our mills in the United States are partially located on flood plains

Our two U.S. based mills are situated adjacent to rivers. These rivers occasionally experience rising water levels and as such are susceptible to risk of damage or destruction caused by floods. Our insurance may not cover the total losses associated with damage or destruction caused by floods and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable. Both mills have comprehensive flood response plans that are tested annually and early warning systems that alert the mills to rising water levels.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2015, the underfunded liability associated with the defined benefit pension plans was $108.5 million and the underfunded liability associated with the other post-retirement benefit plans was $172.9 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2016, we are required to contribute $6.5 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

As at February 29, 2016, we have outstanding debt of US$260.5 million of 2017 Notes (including the Offered Notes) and $16.5 million of Term Loans. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding 2017 Notes (including the Offered Notes) at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. The credit agreement for the Term Loan entered into on March 20, 2014 contains a provision whereby the loan will be deemed to be in default in the case of a change in legal control. On the occurrence of an event of default the Term Loan becomes due and payable in whole together with any accrued interest. We may not have sufficient financial resources to fund any such repurchase.

ITEM 4	INFORMATION ON THE CORPORATION

A.	History and Development of the Corporation

Incorporation

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc. On October 3, 2005, we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries. On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited. Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”). On July 28, 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s worldwide paper division were acquired by Norske Skogindustrier ASA. As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited. On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%. In February 2006, Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998, Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999, the unitholders of Pacifica Papers Limited Partnership approved a reorganization, pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

14,400,000 new common shares were issued from the treasury of the Corporation to certain secured creditors of the Corporation on September 13, 2012 and 127,571 new common shares were further issued from treasury on December 19, 2012 to certain unsecured creditors of the Corporation in accordance with the Corporation’s plan of arrangement under the Companies’ Creditors Arrangement Act. Under the terms of that plan of arrangement, all former securities of the Corporation issued and outstanding on September 13, 2012 were deemed automatically cancelled. See “Proceedings Under the Companies’ Creditors Arrangement Act – Implementation of Plan”.

On January 7, 2015, Catalyst Paper completed the acquisition of the Biron paper mill located in Wisconsin and the Rumford pulp and paper mill located in Maine, USA from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company (“Sellers”). On closing of the acquisition, Catalyst, through its subsidiary, acquired from the Sellers certain properties and assets used to operate the two mills. Catalyst and its subsidiaries also entered into various ancillary agreements with the Sellers providing for, among other things, the purchase and sale of certain raw materials to and from the mills, transition of certain customer orders and accounts, licenses or transfer of certain intellectual property rights, treatment and disposal of waste and wastewater and certain transitional services.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 and our telephone number is 604-247-4400.

2015 HISTORY

2016 Subsequent Developments

Executive Changes

On March 10, 2016, the Corporation announced that Sean Curran was appointed Senior Vice President, Sales and Marketing, effective April 18, 2016. His predecessor, Jim Bayles, retired on March 31, 2016.

Fatality at Crofton Mill

On January 27, 2016, a mill employee was fatally injured at the Crofton mill as a result of an industrial vehicle roll-over. The mill activated its Emergency Response Plan, and the RCMP and WorkSafe BC were promptly contracted to launch an investigation of the incident. WorkSafe BC is leading the investigation into the circumstances surrounding the incident to determine cause. The RCMP and Coroner’s Office are also investigating and the Corporation is fully supporting the investigations.

Two Lawsuits Filed by Halalt First Nation

On January 22, 2016, Catalyst was served with two Notices of Civil Claim filed in the Supreme Court of British Columbia by the Halalt First Nation (“Halalt”) and its business partners. The Corporation intends to vigorously defend itself against both claims. The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the Corporation disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst from constructing, owning or operating an anaerobic digester facility. The second claim, filed by the Halalt and its members, alleges that the Corporation illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957. The Halalt is seeking an interim and permanent injunction restraining the Corporation from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.

2015 Developments

Imposition of Countervailing Duties

On July 28, 2015, the DOC issued its Preliminary Determination to impose countervailing duties on Canadian imports of SC Paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order. On December 15, 2015, the Corporation filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review. On February 16, 2016, the petitioners filed additional subsidy allegations against Catalyst. It is not yet determined whether the DOC will permit such additional allegations to become part of the expedited review at this stage of the process.

Successful Transition and System Separation

On November 13, 2015, we successfully completed the separation of all business software systems and related infrastructure from Verso Corporation. We ended all transition services under the Transition Services Agreement with Verso Corporation on a timely basis subsequent to the system separation. Total transition and separation costs related to the acquisition of the U.S. paper mills was approximately US$14 million, of which US$6.1 million was capitalized as information system assets. A substantial portion of these costs were one-time, nonrecurring in nature as it related to transition and system separation activities.

Energy Cost Mitigation

In October 2015, a high pressure steam turbine and generator (G13) were taken into active use at our Powell River mill. G13 was the first project completed by Catalyst Paper under the BC Hydro Power Smart Program. The project was completed on time and on budget, and will reduce annual energy cost by approximately $4.7 million.

On November 1, 2015, BC Hydro launched a load curtailment pilot initiative for its industrial customers to reduce peak power needs across BC. The net benefit realized under the pilot program in 2015 was $0.7 million.

Appeal of Sales Tax Ruling

On October 21, 2015, Catalyst sought leave to appeal at the Supreme Court of Canada the judgment of the BC Court of Appeal made February 4, 2015 with respect to Catalyst’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. (“PREI”) in 2001 through 2010. This application is still in process.

Indefinite Curtailment of Rumford No. 12 Paper Machine

On September 1, 2015, we indefinitely curtailed Paper Machine No.12 at Rumford after temporarily curtailing the machine on May 20, 2015 due to a lack of orders and a declining market for the coated paper manufactured on No. 12.  The curtailment resulted in the elimination of 51 positions. We do not anticipate that the outlook for product manufactured on No. 12 will change in the foreseeable future. The indefinite curtailment resulted in reduced coated paper production of approximately 80,000 tonnes based on the prior year’s production on the No. 12 machine.

Executive Changes

Effective July 20, 2015, Frank De Costanzo was appointed Senior Vice President and Chief Financial Officer of the Corporation. Mr. De Costanzo’s predecessor, Brian Baarda, resigned from the Corporation effective April 14, 2015.

Major Investment at Rumford Mill

In the second quarter of 2015, we upgraded the Rumford mill’s Recovery Boiler C by replacing the 35-year-old generating bank. The total incremental cost and lost contribution related to the shut was $11.0 million plus an additional $4.5 million in capital spend. The production impact of the shut was lost pulp production of 9,185 tonnes. This upgrade is a major building block to achieve a step change in energy costs at the Rumford mill. This investment, along with moving power boiler maintenance to the fall (to ensure maximum steaming rate capability for the winter months) and the shift in product mix to more coated freesheet will position the mill to be a net seller of electricity in the 2015/2016 winter period.

Operating Issues at Crofton Mill

In the second quarter of 2015, the Crofton mill was impacted by significant operating issues impacting its oxygen plant that resulted in production losses of 8,668 tonnes of pulp and 8,785 tonnes of paper. We incurred incremental costs and lost contribution of $4.4 million due to the outage.

Harmonization of Paper Brands

On May 4, 2015, our coated product offering transitioned to consist of the Orion, Vision, Escanaba, Dependoweb, Capri and Consoweb brands. Production of these brands commenced at Port Alberni, while continuing at Biron and Rumford. Extensive market analysis revealed that these legacy NewPage brands benefit from deep market share and a long history of customer acceptance. We believe that these brands will give us a competitive advantage in the marketplace. On September 14, 2015, we launched an expanded Oxford C1S line-up of products for multiple market segments, including Cut and Stack Labels, Commercial C1S & Lamination and Pressure Sensitive applications.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on the closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing. The final purchase price is subject to certain additional post-closing adjustments. We filed a business acquisition report in accordance with Form 51-102F4 in respect of this acquisition on April 7, 2015.

The acquisition was financed through advances under our ABL Credit Facility. The Corporation entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The Corporation also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs of $4.5 million were incurred, of which $1.4 million was incurred in Q1 2015.

Subsequent adjustments were made to the bargain purchase gain recognized on the date of the acquisition related to pension liabilities, long-term environmental remedial obligations, workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The adjustments resulted in an increase to the bargain purchase gain recognized on the date of acquisition.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2015:

2015 Production Curtailment (tonnes)	Coated Paper(1)	Uncoated Paper(1)	Newsprint	Pulp	Total
Q1	—	—	—	—	—
Q2	33,000	12,000	—	—	45,000
Q3	—	—	—	—	—
Q4	—	—	—	—	—
Total	33,000	12,000	—	—	45,000
1	Market curtailment was taken at the Rumford, Port Alberni and Powell River mills in the second quarter due to lack of customer orders and the seasonally slow second-quarter retail period.
2	Table does not include indefinitely curtailed paper machines, including Crofton paper machine No. 1, curtailed in 2010, Powell River paper machine No. 9, curtailed in 2014, and Rumford paper machine No. 12, indefinitely curtailed on September 1, 2015 after being temporarily curtailed on May 20, 2015.

B.	Business Overview

We are the largest producer of mechanical printing papers in western North America. We also produce northern bleached softwood kraft (“NBSK”) pulp. On December 31, 2015, our business comprised four business segments: coated paper, uncoated paper, newsprint and pulp. Coated papers included coated groundwood, coated freesheet and coated one-sided specialty paper, and uncoated paper included both uncoated mechanical and directory paper. We are the only producer of coated groundwood paper and soft-calendared mechanical paper in western North America. Our three pulp and paper operations in British Columbia are located at Crofton on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, and Powell River on the west coast of the British Columbia mainland. On January 7, 2015, we acquired a paper and pulp mill in Rumford, Maine, USA that produces coated groundwood, coated freesheet and coated specialty paper as well as pulp, and a paper mill in Biron Wisconsin, USA that produces coated groundwood paper. See Item 3D for a description of the material effects of government regulations on the Company’s business.

The chart below represents our expectation as to mill capacity in 2015, in thousands of tonnes, among the different product lines that can be produced at each mill. Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2016 Capacity by Mill Location and Product Line 1

		Coated Paper [1]			Uncoated Paper [1]		Newsprint [1]	Market Pulp
Mill Location	Number Of Paper Machines	Coated Freesheet	Coated Groundwood	Coated One- Sided Specialty	Uncoated Mechanical	Directory	Newsprint	Market Pulp	Total
Crofton, B.C. [4]	2		–	–	–		350,000	377,000 [2]	727,000
Port Alberni, B.C.	2		224,000		–	116,000	–	–	340,000
Powell River, B.C. [5]	2		–	–	350,000		–	–	350,000
Rumford, ME [6]	2	237,000	154,000	47,000				114,000 [3]	552,000
Biron, WI	2		335,000						335,000
Total capacity (tonnes)	10	237,000	713,000	47,000	350,000	116,000	350,000	491,000	2,304,000
% of total capacity		11%	31%	2%	15%	5%	15%	21%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated groundwood, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 407,000 tonnes, of which 377,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.

3	Total pulp capacity at Rumford is 485,000 tonnes, of which 114,000 tonnes are designated as market pulp with the remaining 371,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed since 2010.
5	No. 9 paper machine at Powell River remains indefinitely curtailed since 2014.
6	No. 12 paper machine at Rumford was indefinitely curtailed on September 1, 2015.

Coated Paper

Coated paper can be manufactured on our four paper machines at the U.S. paper mills and on one paper machine at our Port Alberni mill. The coated paper business segment has a total annual production capacity of 997,000 tonnes in 2016, of which 773,000 tonnes were added with the acquisition of the U.S. paper mills on January 7, 2015.

Coated paper products represent our largest business segment, generating 52% of our 2015 consolidated sales revenue (17% for 2014). Our customer base consists primarily of retailers, commercial printers and magazine and catalogue publishers, as well as labels, packaging and pressure-sensitive face papers for our coated one-sided specialty paper. Coated paper products are sold primarily by our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2015, 93% of our coated paper sales volumes were with customers in North America.

Uncoated Paper

Uncoated paper can be manufactured on four paper machines at our Port Alberni and Powell River mills. The uncoated paper business segment has a current total annual production capacity of 466,000 tonnes in 2016.

Uncoated paper sales generated 19% of our 2015 consolidated sales revenue (38% for 2014). The customer base for uncoated paper consists primarily of retailers, magazines and catalogue publishers, commercial printers and telephone directory publishers. In 2015, 88% of our uncoated paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on our paper machines at Crofton, Powell River and Port Alberni. The newsprint business segment has a current total annual production capacity of 350,000 tonnes in 2016.

Newsprint sales generated 12% of our 2015 consolidated sales revenue (21% for 2014). The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2015, 44% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of NBSK pulp manufactured on two production lines at the Crofton mill. The Crofton mill has a total annual production capacity of 407,000 tonnes of which approximately 30,000 tonnes represent capacity being consumed internally.

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The kraft pulp that we produce at our Rumford mill is used primarily in the production of coated paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia. The revenue and costs related to market pulp produced at our Rumford mill has been recognized as a corporate adjustment outside of our segmented results.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

Pulp sales generated 17% of our 2015 consolidated sales revenue (24% for 2014). In 2015, 96% of our NBSK pulp sales volume from Crofton was sold to customers in Asia.

Paper Marketing

The principal customers for our paper products are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers, newspaper publishers, labels, packaging and pressure-sensitive face papers. These customers were located primarily in western and central North America, Asia and Latin America, prior to our addition of the US paper mills, which has significantly increased our coated paper market share in eastern North America. Paper customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 22% of the world’s consumption for coated paper, 28% for uncoated mechanical paper and 13% for newsprint.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities. Our paper products are shipped overseas utilizing both deep-sea vessels and containers, and by a combination of barge, rail and truck for destinations in North America. We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill. We manufacture softwood and hardwood market kraft pulp at our Rumford mill. Our annual pulp production capacity for 2016 is 892,000 tonnes. Our annual market pulp capacity is 491,000 tonnes (which excludes pulp consumed internally).

The first pulp line at Crofton began operating in 1957 and the second began in 1965. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system. This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton’s pulp and provides a stronger and more uniform pulp than conventional batch cooking. The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp is marketed as CKBC. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. CKBC is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers and tissue. The other pulp grade produced is made from spruce, pine and fir, coastal hemlock and Douglas fir species and is marketed as CKHF. This grade has high intrinsic strength and bulk, and is used in a variety of printing and writing papers and a range of specialty papers.

The batch digesters at Rumford were installed in 1948 and the Kamyr was installed in 1961. The two pulp lines were rebuilt in 1990 and produce both hardwood and softwood kraft pulp. This mill is equipped with one continuous digester that produces softwood kraft pulp, and ten batch digesters that produce hardwood kraft pulp but with swing capacity on four batch digesters to produce softwood kraft pulp. The hardwood kraft line is outfitted with an elemental chlorine free chemical bleaching process and benefited from a major upgrade in 2001. The softwood kraft line is also outfitted with an elemental chlorine free chemical bleaching process.

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

Pulp customers of our Rumford mill are served by sales and marketing personnel in the United States.

COMPETITION

The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers. See Items 5A and 8A for a description of the principal markets in which the Company competes.

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

In 2015, our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips and pulp logs.  Approximately 70% of our fibre is provided by five suppliers.  As it relates to the newly acquired US paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 47% of fibre at the Rumford mill and 18% of fibre at the Biron mill.

Approximately 70% of our B.C. fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs.  For our newly acquired U.S. operations, approximately 98% is sourced directly from third parties with the remaining 2% sourced from short term stumpage purchases.

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

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices.  The diversity of supply from over 50 independent suppliers in British Columbia located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations.  Our production levels in 2015 through 2013 were not impacted by fibre shortages.  The Biron mill currently relies on the Lake States Wood Supply Group for its wood supply, which is owned and operated by Verso Corporation.  For Biron, wood supply interruption is a potential risk in 2016 if Verso Corporation, currently operating under Chapter 11 Bankruptcy Protection, decides to repudiate on the wood supply agreement.

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

Competitive Strengths

We believe that we have the following competitive strengths:

•	Cost Reduction Processes. We implemented an opportunities for improvement (“OFI”) program which encourages and rewards employees to take ownership of the business by identifying and implementing opportunities for cost savings or revenue generation. To date, the OFI program has successfully delivered tens of millions of dollars of cost savings and margin improvements. We also launched a formal mill revitalization program (the “Revitalization Program”) at each of our Powell River, Rumford and Biron mills in 2015 and at our Crofton and Port Alberni mills and head office in early 2016. The Revitalization Program continues to deliver step change cost reduction and improve the cost position of each mill.

•	Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in Western North America with production capacity of approximately 2.3 million tonnes of paper and pulp. We are the only producer of coated groundwood and supercalendered papers in Western North America and the largest producer of glossy paper in the region. Our Crofton operation is a tidewater mill giving it reliable, low-cost access to international pulp and paper markets via breakbulk vessels. The acquisition of the Rumford paper and pulp mill and Biron paper mill on January 7, 2015 significantly increases our coated paper market share in North America in general and eastern North America in particular.

•	Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to explore niche opportunities in the marketplace. The most recent additions to our extensive lineup are the coated paper and market pulp grades and related brands that were purchased as part of the acquisition of the Rumford paper and pulp mill and the Biron mill. The Biron paper mill produces lightweight coated and ultra-lightweight coated paper. The Rumford paper and pulp mill produces coated specialty, coated freesheet and coated groundwood paper, as well as Kraft market pulp. The acquired U.S. mills will continue to sell their paper and pulp grades under existing brand names that were purchased as part of the acquisition which consist of Vision, Escanaba, Dependoweb, Capri and Consoweb for their coated groundwood grades, Orion for their coated freesheet grades, Oxford for their coated specialty grades, and Swift River Kraft for their market pulp grades. These coated paper grades both widen the range of our product offering and add higher quality specialty paper grades to our production capacity. Specialized products generally provide higher margins and improved demand prospects than standard commodity grades. In 2013, we introduced Ascent, a lightweight coated graphic and printing paper. In 2012, we introduced Marathon Lite, an ultra-light newsprint grade that offers publishers and printers environmental and economic benefits of a lighter sheet without sacrificing print quality or runability. In 2010 we introduced Pacificote™ , a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications. We also launched Electrabrite™ Book, a range of caliper-controlled grades for book publishers, Electrabrite 100% recycled hi-bright grade papers (a grade that was produced at Snowflake prior to is closure in 2012) and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra-grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly coated groundwood, coated freesheet, coated specialties, machine-finished uncoated grades.

•	Efficient Supply Chain Management Practices. Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail, breakbulk, and container shipping. Controlling key elements of our supply chain has allowed us to control costs while achieving a high on-time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest. Our Crofton mill site directly ships breakbulk to offshore customers via regularly scheduled vessels. We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia mills and then ships via rail, truck and container to our customers. This allows us to choose the most cost effective transportation mode in conjunction with customer requirements. We also lease or otherwise have available 572 paper quality boxcars to ensure adequate car supply. Specialized software is used to maximize payloads in rail, truck, and containers while ensuring each load is safe, legal, and minimizes risk of transit damage. We lease two barges which we use in conjunction with a third party towing company to transport our products to the Surrey Distribution Centre. The acquisition of the US paper mills increases the geographic diversification of our mills and storage warehouses which creates opportunities to further optimize distribution costs by supplying customers from the most freight-logical mill locations. In 2015, we opened a regional customer service centre in Dayton, Ohio to service the supply chain, order management and customer service needs of the acquired U.S. paper mills.

•	Corporate Social Responsibility. Catalyst Paper is considered one of the most responsible paper manufacturers in North America as it operates some of the cleanest mills and has one of the best track records of working with opinion leading special interest groups. Catalyst Paper Corporation places great importance on our social responsibility making sure our actions are consistent with our values. This means understanding our footprint on the environment including minimizing impacts in the manufacture, use and recycle of our paper. 100% of the virgin fiber used in our paper comes from legally harvested North American forests and is considered low risk under the FSC risk assessment process. On average, 74% of the energy used to make our paper comes from renewable hydroelectric and biomass energy sources meaning the carbon footprint of our products are only about 1/3 of the sectors average on a per ton basis. We continue to set the pace in green manufacturing by working collaboratively to improve our operations with special interest groups like World Wildlife Fund (WWF), Greenpeace, Forest Ethics, Canopy Planet, Sierra Club and GreenBlue. Unlike virtually every other man made product today, we are proud that 100% of our papers are readily recyclable having come from 100% renewable forests.

BUSINESS STRATEGY

Our objective is to return to profitability and maximize cash flows through reduced manufacturing costs and optimizing our brands and customer base in a socially responsible manner. Our strategy is more fully described in management’s discussion and analysis section “Strategy” and “Outlook” of the 2015 Annual Report, which is incorporated by reference herein. In 2016, the focus will be on objectives and initiatives in three areas;

•	Financial Generate positive free cash flow results by increasing operating earnings, reducing overhead costs and further optimizing our capital structure, increase the value of benefits realized under the Corporation’s OFI program from the prior year, improve cost competitiveness and productivity through the Revitalization Program at our five mills and develop and execute a debt refinancing plan.

•	Social Improve safety by reducing the medical incident rate by a minimum of 20% compared to the prior year, improve employee performance through the adoption of incentive pay plans for both hourly and salaried employees that are aligned to the Corporation’s objectives, and implement a new performance management system for salaried employees.

•	Commercial Optimize our product mix by increasing our market share of higher-margin coated freesheet and coated one-sided specialty paper and reducing the basis weight of our other paper grades, and expand our product offering through new product development.

•	Environmental work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in, develop and implement a Corporate Social Responsibility (CSR) strategy, strengthen Catalyst’s standing with mill communities and with First Nations, and adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

C.	Organizational Structure

We own, directly or indirectly, all of the issued and outstanding shares of the following principal subsidiaries:

Subsidiaries	Jurisdiction
Catalyst Paper Operations Inc.	Delaware
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia

Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware

We are a partner of the British Columbia general partnership, Catalyst Paper. Catalyst Paper Corporation holds a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder.

D.	Property, Plant and Equipment

Paper

Paper Operations

Our paper can be manufactured on 13 paper machines at five mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“C1”)(1)	Newsprint
Paper Machine No. 2 (“C2”)	Newsprint
Paper Machine No. 3 (“C3”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“A4”)	Uncoated paper
Paper Machine No. 5 (“A5”)	Coated paper

Powell River	Product
Paper Machine No. 9 (“P9”)(2)	Uncoated paper
Paper Machine No. 10 (“P10”)	Uncoated paper
Paper Machine No. 11 (“P11”)	Uncoated paper

Biron	Product
Paper Machine No. 25 (“B25”)	Coated paper
Paper Machine No 26 (“B26”)	Coated paper

Rumford	Product
Paper Machine No. 10 (“R10”)	Coated paper
Paper Machine No. 12 (“R12”)(3)	Coated paper
Paper Machine No. 15 (“R15”)	Coated paper
1	No. 1 paper machine at Crofton remains indefinitely curtailed since 2010.
2	No. 9 paper machine at Powell River remains indefinitely curtailed since 2014.
3	No. 12 paper machine at Rumford was indefinitely curtailed on September 1, 2015.

Our estimated 2016 capacity to produce paper in tonnes compared to our production for each of the last two years is as follows:

	Annual Capacity	Net Production Year ended December 31 (tonnes)
Mill	2016 (tonnes)	2015	2014
Crofton(1)	350,000	318,561	332,289
Port Alberni	340,000	310,400	333,040
Powell River(2)	350,000	332,779	405,087
Biron	335,000	312,591	—
Rumford(3)	438,000	428,924	—
	1,813,000	1,703,255	1,070,416
1	We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above does not include the capacity of that paper machine.
2	We indefinitely curtailed our No. 9 paper machine at Powell River on December 15, 2014, displacing the equivalent of 110,000 tonnes of annual uncoated mechanical production from Powell River. The capacity noted above does not include the capacity of that paper machine.
3	We indefinitely curtailed our No. 12 paper machine at Rumford on September 1, 2015, displacing the equivalent of 80,000 tonnes of annual coated groundwood production based on the prior year’s production. The capacity noted above does not include the capacity of that paper machine.

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

The Port Alberni paper mill has two paper machines; one was put into operation in 1957 and the other in 1968. A5 was upgraded in 1995 to produce lightweight coated paper and is the only lightweight coated paper machine in western North America. Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant. An $8 million upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 350,000 tonnes of uncoated paper. The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint. The P9 paper machine was temporarily curtailed on October 27, 2014 and indefinitely curtailed on December 15, 2014 due to a lack of orders and a declining market for the paper manufactured on it. P9 had been dedicated to the production of Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively. In 2004, we upgraded P10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades. Pulp furnish for the paper mill comes primarily from a TMP plant. The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on imports of SC Paper into the U.S. from Canada, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. We currently produce SC Paper on paper machine No. 10.

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

Biron

Biron's annual capacity is 335,000 tonnes of lightweight and ultra-lightweight coated groundwood paper. Production currently consists of approximately 60% rotogravure grades and approximately 40% web-offset grades.

The Biron paper mill has two paper machines, B25 which was put into operation in 1957 and B26 which was put in operation in 1986. B25 was the subject of a major rebuild in 1999, is outfitted with an off-machine, two-station coater, and produces both offset and rotogravure coated groundwood paper. B26 was subjected to major rebuilds in 1996, 1997, 2013 and 2005, is outfitted with an on-machine, two-station coater, and produces both offset and rotogravure coated groundwood paper.

Pulp furnish for the paper mill is supplied primarily from the mill's three-line TMP plant and its stone groundwood facility.

Rumford

Rumford's annual capacity is 438,000 tonnes of coated one-sided specialty, coated freesheet and coated groundwood paper.

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

On September 1, 2015, we indefinitely curtailed Paper Machine No.12 after temporarily curtailing the machine on May 20, 2015 due to a lack of orders and a declining market for the coated paper manufactured on No. 12.

Pulp furnish for the paper mill is supplied primarily from the mill's two kraft pulp lines and a groundwood pulping facility.

Properties

Our head office is located in leased premises in Richmond, British Columbia. The lease covers an aggregate of 39,275 square feet and expires March 31, 2018.

We sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2019, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to a lease which was recently extended for a further 42 months to February 2018 with a reduction to the rentable area after the initial 24 months. We entered into a new lease for the premises for our sales office in Seattle, Washington pursuant to a lease which expires on September 30, 2020. We lease premises for our Ohio office pursuant to a lease which expires on August 30, 2020 (with an option to renew for two additional 5 year terms)

Each of our Crofton, Powell River and Port Alberni manufacturing facilities in British Columbia are situated on land we own. The Crofton mill is located on a 107 hectare site, the Powell River mill is located on a 94 hectare site and the Port Alberni mill is located on a 44 hectare site. The newly acquired US mills are situated on land we own, with the Rumford mill located on a 50 hectare site and the Biron mill located on a 53 hectare site. The Snowflake mill site lands were sold as part of the sale of the Snowflake assets and shares of The Apache Railway Company in January, 2013.

Environment

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the past two decades to comply with solid and hazardous wastes, effluent and air regulations. Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies. We believe that our facilities are operating in material compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through environmental management systems. These systems are registered to the ISO 14001:2004 standard at all three of our operating facilities in British Columbia. We are currently assessing the opportunity to deploy similar ISO certification at our US facilities. The environmental management system utilizes annual internal surveillance audits and external compliance audits of our manufacturing facilities. Action plans are developed to address any deficiencies and updates are regularly communicated to management and a committee of the Board. Compliance audits at all five of our active operations were completed during 2015 and based upon our past experience, we would not expect that costs to address any deficiencies so identified would be material.

Numerous Canadian and US federal, state and provincial environmental issues are in transition which could translate into more vigorous regulatory standards and permits in the next decade. Numerous issues exist with respect to water use and discharges, air emissions, solid waste and greenhouse gases. A number of these key items are described below.

Solid Waste

An ongoing environmental facet of our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice, we have at least ten years’ capacity in our key landfills at Crofton, Port Alberni Powell River and Rumford. Biron disposes of its solid waste in a landfill that is owned and operated by Verso Corporation’s Water Quality Center (WQC) per the terms of an operating agreement. We continue to work to reduce volumes sent to landfill by reducing waste generation, increasing recycling efforts and investigating alternative uses for all waste.

Water Use and Wastewater Discharges

All of our facilities use substantial quantities of water for paper and pulp manufacturing and cooling purposes. Each mill has focused on reduction initiatives over the past decade and in 2015 we consumed 150 million m3 of process water equivalent to 68 m3 per tonne of finished product. Wastewater is treated at Crofton, Port Alberni, Powell River and Rumford using primary and secondary treatment technologies before discharge to receiving waters. All discharges of treated process and cooling water are routinely tested, monitored, and results shared with regulators at required intervals. The Biron mill discharges wastewater to the Verso Corporation owned WQC for treatment per the terms of an operating agreement. There are currently no recognised material deficiencies in the quality of any of our wastewater discharges.

The Corporation is working on a number of issues relating to water use and wastewater. New USEPA rules affect our cooling water intakes at Biron where we will undertake studies in 2016 with time to meet compliance by June 2020. Rumford is working with state regulators to finalize limits for aluminum, cadmium and copper in treated effluent. Powell River has applied to the Province of British Columbia to increase its allowable biochemical oxygen demand (“BOD”) discharges by 10%.

In December 2015, the Corporation pleaded guilty to three Environment Canada charges; two relating to discharges of partially treated wastewater in 2012 and 2014 caused by unforeseeable power interruptions and one related to failure to sample those discharges. A $15,000 fine and $185,000 payment to the Environmental Damages Fund was made by the Corporation. The Corporation has since 2013 spent over $2 million upgrading the Powell River waste water infrastructure including installation of numerous diesel powered backup generators.

Air Emissions

Over the past twenty years, substantial capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes odour collection and treatment systems and new precipitators at Crofton and Rumford, a fluidized bed boiler conversion at Port Alberni and a fluidized bed boiler at Powell River. We believe that our facilities are generally well positioned to comply with expected future air emissions standards.

Canadian federal and provincial regulators established voluntary performance standards in 2013 for major industries in Canada with respect to particulate matter (PM) and sulphur dioxides (SO2). Catalyst’s Canadian mills are in material compliance with the voluntary standards. In 2015, the regulators released proposed 2020 mandatory SO2 targets which our Canadian mills should also be able comply with without further modification. By 2017, the Canadian regulators also plan to propose mandatory limits for NOx, ozone and particulate matter (PM2.5).

Our US operations are subject to various stringent air regulations including the USEPA’s Maximum Achievable Control Technology (MACT) standards for industrial boilers. One boiler at Biron is impacted by this standard and will require capital infusion of approximately $2 million by the end of 2016 to meet the regulatory compliance deadline of January 31, 2017 to convert to natural gas firing.

Climate Change

We have long recognized the importance of GHG reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. At our Canadian operations, direct GHG emissions in 2015 were at 15% of their 1990 levels on an absolute basis reflecting best in class performance.

We have been recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure and we introduced our Sage line of environmentally preferred products in 2010 and continue to offer manufactured carbon neutral products. By virtue of early response and rigorous carbon accounting, we believe we are well positioned relative to developments like proposed increases to B.C.’s carbon tax.

Our Canadian operations are unlikely to be adversely affected by any federal regulation of greenhouse gases since BC’s current reduction targets are likely to be seen as at least equivalent to any new federal targets. BC’s announced goal of reducing the provincial release of GHGs is 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. BC has not issued any changes to its climate change policies at this time. Our US operations are currently not affected by any mandatory GHG reduction limits or carbon taxation. However, following U.S. EPA’s issuance of its endangerment finding relating to GHG, there have been several regulatory initiatives to further regulate GHG emissions in the United States. Future GHG emissions limits may require us to incur additional capital and operational expenditures but Catalyst does continue to focus on energy and fuel reduction initiatives which reduce our exposure to the costs of climate change.

Environmental Expenditures

In 2015, we spent approximately $800,000 on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $700,000 in 2016. Post 2016, we currently do not anticipate any issues that will require such levels of capital or operational spending as to materially impair our competitive position.

Contaminated Sites

Under environmental laws in effect in the jurisdictions that we operate, Catalyst could be responsible for the remediation of environmental contamination and may be subject to associated liabilities and claims for personal injury and property and natural resource damages. We own or operate numerous properties that have been in business for many years and have acquired and disposed of properties and businesses over time. During that time, we or prior owners or operators may have generated or disposed of wastes or stored or handled other materials that are or may be considered hazardous or may have polluted the soil, surface water or groundwater at or around our facilities. BC contaminated sites legislation specifies the circumstances in which investigations in respect of any property that has been used for certain industrial or commercial purposes must be carried out, and if a site is determined to be contaminated, remediation will normally be required under government supervision. Under US environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, strict liability for the cost of cleanup of a contaminated site can be imposed upon current or former site owners and operators, or upon any party that sent waste to the site, regardless of the lawfulness of the activities that led to the contamination. To date, such laws have not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies. We are not aware that any of our sites or land parcels are requiring further remediation actions or cleanup at this time.

SOCIAL RESPONSIBILITY

Corporate Social Responsibility Program

Catalyst continues to distinguish itself in the marketplace with its leading corporate social responsibility program. We strive to deliver non-controversial paper and pulp products by minimizing the impact of our operations and use of non-renewable resources, using only raw fiber from sustainability managed forests, working with many of the world’s most recognized environmental non-government organizations, transparently communicating our performance, and actively demonstrating leadership by engaging all stakeholders on pertinent local and global issues. We plan to continue to leverage this operational advantage in the marketplace.

Fibre Certification Chain of Custody

We have implemented the FSC, PEFC and SFI chain of custody systems to verify that select paper products made at our Canadian and US mills contain 100% certified wood fibre.  Certified fibre is an effective means of providing customers and stakeholders with surety that our forest based products come from sustainability well managed, non-controversial sources of wood.  We annually disclose our fibre pedigree in our annual Sustainability Report and through the CDP Forests program enhancing our transparency and public access to accurate data.  Catalyst does not currently source any virgin wood fibre from boreal forest sources.

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

In 2014, we began exploring business opportunities with the Halalt First Nation who are located near the Crofton mill in B.C. Those discussions came to an impasse in February 2015 when they broke off talks. In January 2016, the Halalt filed the two claims described above under the heading “Three Year History – 2016 Subsequent Developments - Two Lawsuits Filed by Halalt First Nation”.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following operating and financial review and prospects provides information that we believe is useful in understanding our operating results, cash flows and financial condition for the three years ended December 31, 2015.

Business overview

The acquisition of the U.S. paper mills in Biron, Wisconsin and Rumford, Maine was a transformational event for our Company, and significantly changed our product mix, cost structure, operational footprint and market share of coated paper. As expected, earnings and cash flow for the first half of 2015 were negatively impacted by higher capital spending, transition and separation costs related to the integration of the U.S. paper mills, and a delay in fully eliminating the costs related to the indefinite curtailment of Powell River’s No. 9 paper machine in December 2014. Our results improved significantly in the second half of the year due to integration synergies, product mix optimization and continued mill Revitalization Program efforts.

A number of one-time events negatively impacted our operating earnings for the year, significantly increasing maintenance, labour and overhead costs and lowering production volumes. These events, which reduced our earnings by approximately $38 million, included the Rumford recovery boiler upgrade, Crofton oxygen plant outage, significant second quarter market curtailment at our Rumford, Port Alberni and Powell River mills, restructuring costs related to Powell River’s Revitalization Program, legal fees and duties incurred on a countervailing action and acquisition costs related to the U.S. paper mills.

The positive impact of a weaker Canadian dollar was mostly offset by lower paper and pulp pricing, due to declining North American paper demand, increased foreign paper imports into the U.S. in response to the strong U.S. dollar, and the impact of economic slowdown in China on the pulp market. The profitability of our supercalendered paper sales were negatively impacted by the imposition of countervailing duties on our U.S. exports, as further described below under the heading Imposition of Countervailing Duties.

Our mill Revitalization Program, first initiated at the Powell River mill in the fourth quarter of 2014, has been expanded to both of our U.S. mills. Under this program, we have realized substantial reductions in headcount and related labour costs along with other cost savings across our operations. This was partially offset by the negative impact of a hydroelectricity rate increase on our Canadian operations, high energy cost in the first quarter at our U.S. operations due to exceptionally cold weather, significant price escalation on fibre in the regions where our U.S. mills are located, and the strong U.S. dollar pushing U.S. dollar denominated costs higher.

Financial Performance

We recorded a net loss of $49.4 million and a net loss before specific items of $28.0 million in 2015. This compared to a net loss of $72.3 million and a net loss before specific items of $28.3 million in 2014.

Significant specific items in 2015 included a bargain purchase gain related to the acquisition of the U.S. paper mills, market curtailment at our Port Alberni, Powell River and Rumford mills, the cost and production impact of an unplanned oxygen plant outage at our Crofton mill, a recovery boiler upgrade at our Rumford mill, restructuring costs, professional fees related to a countervailing action filed against the Company and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Significant specific items in the prior year included an impairment charge on fixed assets, acquisition costs related to the U.S. paper mills, restructuring costs related to the Powell River No. 9 indefinite curtailment, settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd and a net loss on the settlement of debt.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2015	2014	2013
Sales [2]	$1,991.1	$1,109.3	$1,051.4
Operating earnings (loss) [2]	(12.7)	(13.5)	(87.8)
Depreciation and amortization [2]	61.4	44.6	47.0
Adjusted EBITDA [1,2]	48.7	47.6	46.1
− before specific items [1,2]	86.7	51.2	47.3
Net earnings (loss) attributable to the Company	(49.4)	(72.3)	(127.6)
− before specific items [1]	(28.0)	(28.3)	(31.5)
Total assets	919.1	668.7	700.1
Total long-term liabilities	788.1	624.0	565.5
Adjusted EBITDA margin [1,2]	2.4%	4.3%	4.4%
− before specific items [1,2]	4.4%	4.6%	4.5%
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
- basic and diluted from continuing operations	$(3.41)	$(4.99)	$(9.01)
- basic and diluted from discontinued operations	–	–	0.21
- before specific items	(1.93)	(1.95)	(2.17)
(In thousands of tonnes)
Sales [2]	2,134.3	1,389.3	1,373.3
Production [2]	2,136.8	1,403.5	1,382.6
Common shares (millions)
At period-end	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5
1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2015.

Market Overview

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
Source: PPPC

3500
2625
1750
875
0

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015
COATED FREESHEET	1036	1037	1081	1013	1017	1003	1051	1004	993	952	992	961
COATED GROUNDWOOD	825	833	891	830	773	762	824	855	747	687	765	702
UNCOATED MECHANICAL*	833	887	968	975	828	927	890	902	772	772	815	800
LIGHTWEIGHT UNCOATED	94	89	98	81	75	71	81	65	57	47	58	57
NEWSPRINT	1,105	1,108	1,119	1,138	1,030	1,037	1,008	995	905	921	877	954
NBSK PULP	3,310	3,162	3,286	3,306	3,204	3,170	3,169	3,155	3,128	3,273	3,257	3,275

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2015. The decline in North American demand was most significant for directory paper at 25.0%, while newsprint and uncoated mechanical grades declined by 10.1% and 10.9%, respectively. The 9.7% reduction in demand for coated groundwood was partly due to capacity closures in the year, while the decline in coated freesheet demand was more moderate at 4.3%. Declining demand and increased imports due to the strong U.S. dollar drove average benchmark prices lower for newsprint and uncoated mechanical. Directory prices remained flat, while prices for coated paper increased due to capacity closures which more than offset the decline in demand.

The global market for NBSK pulp increased by 1.9% from the prior year. NBSK pulp benchmark prices for China decreased in 2015 due to increased pulp capacity and economic slowdown in China.

Canadian Dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Exchange

	2013				2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881	0.806	0.813	0.764	0.749
Average effective rate	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881	0.805	0.813	0.764	0.749
Period-end spot rate	0.985	0.951	0.972	0.940	0.905	0.937	0.892	0.862	0.789	0.802	0.747	0.723

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2015 primarily due to falling oil and other commodity prices and continued to trade below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2015. The US$/CDN$ exchange rate movement in 2015 compared to 2014 resulted in a positive variance of $192.4 million on revenue and a positive variance of $124.1 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $57.7 million on the translation of U.S. dollar denominated debt in 2015, compared to an after-tax foreign exchange loss of $24.1 million in 2014. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2015, we had foreign currency options and forward contracts with a notional principal of US$115.0 million with major financial institutions. Refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments, for additional details.

CONSOLIDATED RESULTS - ANNUAL

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2015 compared to year ended December 31, 2014

Sales

Sales revenues increased by 79% due to the addition of approximately 738,000 tonnes of coated paper sales and approximately 80,000 tonnes of pulp sales in 2015 from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills.

Adjusted EBITDA

The following table provides variances between periods for adjusted EBITDA:

(In millions of dollars)	Adjusted EBITDA [1]
2014	$47.6
Paper prices	23.6 [2]
Pulp prices	(38.1)
Impact of Canadian dollar	111.9
Volume and mix	187.9 [2]
Distribution costs	31.2
Furnish mix and costs	(122.5)[2]
Chemical costs	23.8
Operating supplies	(6.8)
Power and fuel costs	22.2
Labour costs	(119.1)
Maintenance costs	(69.4)
Property taxes, licenses and insurance	(6.9)
Selling, general and administrative costs	(21.3)
Lower of cost or market impact on inventory, net of inventory change	0.4
Power generation	2.4
Restructuring costs	(1.3)
Inventory valuation	(12.2)
Other, net	(4.7)
2015	$48.7
1	Refer to Non-GAAP measures, for further details.
2	Variances are attributable to the addition of approximately 738,000 tonnes of coated paper sales and approximately 80,000 tonnes of pulp sales related to the January 7, 2015 acquisition of the U.S. paper mills.

Operating Earnings (Loss)

Operating earnings increased by $0.8 million due to an impairment charge in the prior year of $16.5 million and higher adjusted EBITDA of $1.1 million, partially offset by higher depreciation in the current year of $16.8 million.

Net Earnings (Loss)

Net earnings increased by $22.9 million due primarily to an after-tax bargain purchase gain of $43.9 million on the acquisition of the U.S. paper mills, an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $26.7, an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and higher after-tax operating earnings of $0.9 million, partly offset by higher after-tax interest expense of $12.9 million, an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $33.6 million and an increased after-tax loss on foreign currency options and forward contracts of $11.7 million.

The following table reconciles 2015 net earnings (loss) attributable to the Company to 2014:

(In millions of dollars)	Pre-tax	After-tax
2014 net loss attributable to the Company	$(71.9)	$(72.3)
Higher adjusted EBITDA	1.1	1.2
Higher depreciation and amortization expense	(16.8)	(16.8)
Lower impairment charge	16.5	16.5
Change in foreign exchange gain (loss) on long-term debt	(33.6)	(33.6)
Higher other income, net	(2.1)	24.6
Bargain purchase gain	43.9	43.9
Higher interest expense	(13.9)	(12.9)
2015 net loss attributable to the Company	$(76.8)	$(49.4)

Segmented Results - Annual

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

Coated paper includes coated groundwood, coated freesheet, and coated one-sided specialty paper. We produce coated paper at our Port Alberni, Biron and Rumford mills. Uncoated paper includes uncoated mechanical and directory (lightweight uncoated) paper. We produce uncoated paper primarily at our Powell River and Port Alberni mills, and continue to produce newsprint paper primarily at our Crofton mill.

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The kraft pulp that we produce at our Rumford mill is used primarily in the production of coated paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia. The revenue and cost related to market pulp produced at Rumford will therefore not be reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.

Coated Paper

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$1,033.8	$181.7	$176.4
Operating earnings (loss)	(25.1)	(6.9)	(5.1)
Depreciation and amortization	24.0	6.5	8.0
Adjusted EBITDA[1]	(1.1)	(0.4)	2.9
–before specific items[1]	19.9	2.7	3.0
Adjusted EBITDA margin[1]	(0.1)%	(0.2)%	1.6%
–before specific items[1]	1.9%	1.5%	1.7%
(In thousands of tonnes)
Sales	937.1	194.0	188.9
Production	942.5	196.8	191.0
1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American demand for coated groundwood decreased by 9.7% and for coated freesheet decreased by 4.3% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. North American inventories of coated paper grew in the year. Operating rates for coated paper continued to be strong due to capacity closures balancing declining North American demand and an increase in foreign imports resulting from the strong U.S. dollar. The average benchmark prices for coated no. 5 paper increased by 0.9% to US$805 per short ton, and increased for coated No. 3 paper by 2.7% to US$897 per short ton compared to the prior year.

We curtailed the Rumford No. 12 paper machine in 2015 due to a lack of orders and weak market conditions, resulting in curtailment of approximately 80,000 tonnes of coated paper based on the prior year’s production.

Operational Performance

The following chart summarizes the operating performance of our coated paper segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 coated paper geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 743,100 tonnes reflecting the addition of approximately 738,000 tonnes of sales of coated groundwood, coated freesheet and coated one-sided specialty paper with the acquisition of the U.S. paper mills, partially offset by market curtailment at Port Alberni in the second quarter.

•	Average sales revenue increased $167 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet and coated one-sided specialty paper.

•	Average delivered cash costs increased by $166 per tonne reflecting higher fibre cost in the regions where the U.S. mills operate, the cost of the Rumford recovery boiler upgrade in the second quarter, lost production related to market curtailment at the Rumford and Port Alberni mills in the second quarter, higher utilization of kraft, coating and chemicals to manufacture coated freesheet and coated one-sided specialty paper, higher electric power rates for our Canadian operations, and the cost impact of a weaker Canadian dollar on freight, coating and chemical costs

Uncoated Paper

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$382.5	$425.0	$458.7
Operating earnings (loss)	(11.2)	(44.0)	(97.3)
Depreciation and amortization	25.5	28.4	32.4
Adjusted EBITDA[1]	14.3	0.9	22.0
– before specific items[1]	26.9	1.4	22.6
Adjusted EBITDA margin[1]	3.7%	0.2%	4.8%
– before specific items[1]	7.0%	0.3%	4.9%
(In thousands of tonnes)
Sales	425.9	507.9	573.1
Production	418.3	511.3	579.9

1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American demand for uncoated mechanical paper decreased by 10.9% compared to the prior year reflecting reduced advertising and page count in the retail sector. The average benchmark prices for soft-calendered A grade (SC-A) decreased by 0.7% to US$775 per short ton. North American directory demand fell 25.0% in the year compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average directory benchmark price remained flat at US$730 per short ton due to contract pricing and operating rates remaining strong despite declining demand due to continued capacity reduction in the directory marketplace.

The Powell River No. 9 paper machine, permanently curtailed in December 15, 2014, remained indefinitely curtailed throughout 2015, resulting in 110,000 tonnes of curtailment of uncoated paper on an annualized basis.

Operational Performance

The following chart summarizes the operating performance of our uncoated paper segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 uncoated papers geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 82,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014 and lost tonnes due to market curtailment at the Port Alberni mill and Powell River mills in the second quarter.

•	Average sales revenue increased $61 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices and the imposition of the countervailing duties on U.S. exports of SC Paper.

•	Average delivered cash costs increased by $29 per tonne due to increased cost of fibre, electric power and steam fuel, lost production related to the Q2 market curtailment, and the cost impact of a weaker Canadian dollar on freight, furnish and chemical costs, partly offset by fixed cost savings from the curtailment of the Powell River No. 9 paper machine and Revitalization Program initiatives.

Newsprint

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$235.5	$237.9	$192.3
Operating earnings (loss)	(10.4)	(0.6)	8.4
Depreciation and amortization	7.3	7.3	5.1
Adjusted EBITDA [1]	(3.1)	6.7	13.5
– before specific items [1]	(1.8)	6.7	13.9
Adjusted EBITDA margin [1]	(1.3)%	2.8%	7.0%
– before specific items [1]	(0.8)%	2.8%	7.2%
(In thousands of tonnes)
Sales	346.0	347.4	283.3
Production	342.5	351.8	288.5

1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American newsprint shipments were down by 4.1% in 2015 mostly due to lower newspaper print advertising and declining circulation. Reduced shipments also reflected North American capacity closures in the year. Newsprint inventories fell for the year compared to 2014 levels. The average North American newsprint benchmark price decreased 13.7% to US$520 per metric tonne compared to the previous year.

We announced a USA US$30 per tonne price increase for 48.8 gsm newsprint in December which was later revised to US$20 for January 1, 2016. Subsequently, another US$20 per tonne was announced for the USA market.

Additionally, we announced and are implementing a C$15 per tonne increase in Canada effective January 1, 2016, with an additional $20 per tonne to be implemented Feb 1, 2016.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 1,400 tonnes compared to the prior year.

•	Average sales revenue decreased by $4 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $24 per tonne due primarily to incremental cost and lost production related to the Crofton oxygen plant outage in the second quarter and increased cost of distribution, chemicals, fibre, fillers and electric power, partially offset by lower maintenance spending.

Pulp

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$278.8	$264.7	$224.0
Operating earnings (loss)	39.0	38.0	6.1
Depreciation and amortization	3.6	2.4	1.5
Adjusted EBITDA[1]	42.6	40.4	7.6
– before specific items[1]	45.7	40.4	7.8
Adjusted EBITDA margin[1]	15.3%	15.3%	3.4%
– before specific items[1]	16.4%	15.3%	3.5%
(In thousands of tonnes)
Sales	345.3	340.0	328.0
Production	344.6	343.6	323.2
1	Refer to Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

Global shipments of NBSK pulp increased by 1.9% in 2015 compared to the prior year. The average NBSK benchmark price for China decreased by 12.0% to US$644 per tonne compared to the prior year due to increased pulp capacity and economic slowdown in China.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The primary market for our market pulp is Asia. The 2015 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 5,300 tonnes compared to the prior year due to increased productivity, partially offset by the production impact of the Crofton oxygen plant outage in the second quarter.

•	Average sales revenue increased by $29 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased by $24 per tonne due to higher fibre and chemical costs and increased maintenance spending partly due to the Crofton oxygen plant outage, partly offset by reduced distribution, steam fuel and kilns fuel costs.

FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2015 and December 31, 2014:

(In millions of dollars)	2015	2014	Variance	Comments
Working capital	$210.6	$144.6	$66.0	Increase in net working capital was mostly attributable to the addition of the accounts receivable, inventories, prepaids and accounts payable of the Biron and Rumford mills on the acquisition of the U.S. paper mills.
Assets held for sale	1.5	1.5	–	No change to assets held for sale. We continue to actively market the remaining poplar plantation land.
Property, plant and equipment	456.9	379.3	77.6	Increase mostly due to the addition of property, plant and equipment on acquisition of the U.S. paper mills and the revaluation of those assets, denominated in U.S. dollar as the functional currency of the acquired U.S. operations, to the weaker Canadian dollar.
Other assets	5.6	6.0	(0.4)	Decrease due to a reduction in deferred charges and the amortization of deferred financing costs, partially offset by the recognition of deferred financial costs on the issuance of the Offered Notes and increased borrowings under the ABL Facility related to the acquisition of the U.S. paper mills.
Total debt	497.8	329.1	168.7	Increase due to the impact of the weak Canadian dollar on the translation of U.S. dollar denominated debt, as well as the issuance of the Offered Notes and increased borrowings under the ABL Facility related to the acquisition of the U.S. paper mills.
Employee future benefits	267.1	282.4	(15.3)	Decrease due mostly to the recognition of a net actuarial gain of $19.1 million on our pension and other post-employment benefit programs as of December 31, 2015.
Other long-term obligations	26.4	15.5	10.9	Increase mostly due to the assumption of workers’ compensation liabilities and an asset retirement obligation for Rumford’s future landfill remediation related to the acquisition of the U.S. paper mills.

OUTLOOK

Economy

The United States is expected to continue to lead global economic growth in 2016. Divergent monetary policies and the continued decline in oil and other commodity prices due to supply and demand imbalances have supported a strengthening U.S. dollar against most currencies, including the Canadian dollar, and we expect this trend to persist into 2016.  Volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

North American paper markets are expected to remain challenging in 2016 with the continued migration to electronic media.  Although there were significant capacity reductions in the year in the North American newsprint and coated paper markets, this was offset by declining demand and higher foreign imports into the U.S. We expect that coated and uncoated paper demand will decline in the first half of 2016 before rebounding in the seasonally stronger second half of the year. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.  Our directory sales are mostly under contract, and therefore, we do not expect pricing and demand to fluctuate significantly through the first half of 2016.

Newsprint demand in 2016 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet.  Newsprint prices for the remainder of the year will depend on the supply and demand balance. We are in the process of implementing a number of announced newsprint price increases on a 48.8 gsm basis. For the U.S., a US$20 per tonne increase on January 1st, with another US$20 per tonne increase on February 1, 2016. For Canada, a $15 per tonne increase on January 1st, with another $20 per tonne on February 1, 2016.

For NBSK pulp, Chinese buying patterns and requirements are expected to continue to drive the market in 2016.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of power costs for our B.C. operations that will be unfavourably impacted by an announced energy cost rate increase of 4.0%, effective April 1, 2016. Declining fibre prices in the regions where our U.S. paper mills are located due to recent regional pulp and paper capacity closures are expected to have a deflationary impact on the furnish costs of our U.S. operations in 2016.

Having successfully completed the transition and system cutover with regard to the acquired U.S. paper mills, there will be an anticipated saving in related overhead and capital costs, but this will be partially offset by the full-year cost of incremental staff and infrastructure that were added in 2015 to support the marketing, operational and logistical activities of the U.S. paper mills. We will continue to drive savings through operational improvements by leveraging our OFI program and our mill Revitalization Program.

We will continue to optimize our product mix by increasing our market share in higher margin coated freesheet and coated one-sided specialty paper, and by targeting reduced basis weights in our coated groundwood and newsprint products. Our renewed focus in 2015 on new product development has yielded positive results, with a variety of specialty paper products and extensions to our existing products either at or near commercialization.

We will continue to pursue benefits under the BC Hydro Power Smart Program, having completed G13 at our Powell River mill in the quarter. A second project has been approved under the Program, with construction at our Crofton mill scheduled to commence in 2016 and slated for completion in 2017. In addition to the Power Smart Program, we will continue participating in BC Hydro’s load curtailment pilot initiative at our three Canadian mills. We will continue our discussions with key stakeholders on a suite of additional potential initiatives to further mitigate the impact of energy rate escalation.

Our maintenance plan for 2016 includes a total mill outage at our Crofton mill that was delayed from 2015, and our regular outages related to power and recovery boilers.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2016:

	2016
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other [1]	–	–	–	–	–	0.2	–	–	–	0.2
Boilers	–	–	–	–	–	0.6	–	1.0	–	1.6
Crofton
TMO	–	–	4,800	2.5	–	–	–	–	4,800	2.5
Capital	–	–	3,400	–	–	–	–	–	3,400	–
Pulp	–	–	9,600	5.7	–	–	–	–	9,600	5.7
Boilers	–	3.8	–	–	–	–	–	–	–	3.8
Powell
Boilers	–	0.2	–	2.7	–	–	–	–	–	2.9
Biron
Boilers	–	–	–	–	–	2.2	–	–	–	2.2
Rumford
Pulp	–	–	–	–	–	–	2,400	8.8	2,400	8.8
Boilers	–	–	–	–	–	3.9	–	3.7	–	7.6
Total	–	4.0	17,800	10.9	–	6.9	2,400	13.5	20,200	35.3

1 Includes maintenance in 2nd quarter on precipitator and maintenance in 3rd quarter on steam turbine generator.

Capital spending on both our Canadian and U.S. operations is expected to not exceed $35 million and will be managed to balance cash flow.

The Company will continue to hedge a portion of its U.S. dollar denominated sales in accordance with its policy to manage currency risk.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2016 other than for our operations, working capital fluctuations, interest payments, Term Loan repayments and pension funding related to our Canadian and U.S. pension plans including our multi-employer pension plans. Based on liquidity currently at our disposal, we believe that we will be able to fund these requirements.

NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance. Such measures do not have a standardized meaning under U.S. GAAP and, as a result, the measures as employed by management are unlikely to be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before specific items, adjusted EBITDA margin, adjusted EBITDA margin before specific items, average delivered cash costs per tonne, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain inventors use this information to evaluate our performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

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

Adjusted EBITDA and adjusted EBITDA before specific items

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before specific items are defined as adjusted EBITDA and adjusted EBITDA before specific items as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation of Net Earnings (Loss) Attributable to the Company by Year:

(In millions of dollars)	2015	2014	2013
Net earnings (loss) attributable to the Company as reported	$(49.4)	$(72.3)	$(127.6)
Net earnings (loss) attributable to non-controlling interest	–	–	0.3
Net earnings (loss)	(49.4)	(72.3)	(127.3)
Depreciation and amortization [1]	61.4	44.6	47.0
Impairment	–	16.5	86.9
Foreign exchange (gain) loss on long-term debt [1]	57.7	24.1	18.8
Bargain purchase gain	(43.9)
Other (income) expense, net [1]	0.9	(1.2)	(14.9)
Interest expense, net [1]	49.4	35.5	37.4
Income tax (recovery) expense [1]	(27.4)	0.4	0.1
Reorganization items, net [1]	–	–	1.2
(Earnings) loss from discontinued operations net of tax	–	–	(3.1)
Adjusted EBITDA	$48.7	$47.6	$46.1
Specific items
Restructuring costs	1.8	0.5	1.2
Market curtailment	11.7	–	–
Crofton oxygen plant outage	4.4	–	–
Rumford recovery boiler upgrade	11.0	–	–
Professional fees and duties on countervailing action	7.7	–	–
Acquisition costs related to U.S. paper mills	1.4	3.1	–
Total specific items	38.0	3.6	1.2
Adjusted EBITDA before specific items	$86.7	$51.2	$47.3

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Reconciliation to Net Earnings (Loss) Attributable to the Company by Quarter:

	2015						2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	(49.4)	(26.3)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	–	16.5	16.5	–	–	–
Foreign exchange (gain) loss on long-term debt	57.7	11.6	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	–	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Other (income) expense, net	0.9	(1.2)	2.5	(2.6)	2.2	(1.2)	–	(2.3)	3.2	(2.1)
Interest expense, net	49.4	12.3	13.5	11.3	12.3	35.5	9.0	8.9	8.1	9.5
Income tax expense (recovery)	(27.4)	1.4	(1.6)	(1.9)	(25.3)	0.4	0.3	0.1	–	–
Adjusted EBITDA	$48.7	$15.1	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Specific items
Restructuring costs	1.8	0.2	0.3	0.7	0.6	0.5	0.5	–	–	–
Market curtailment	11.7	–	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	–	11.0	–	–	–	–	–	–
Professional fees and duties on countervailing action	7.7	4.5	2.1	1.1	–	–	–	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	–	1.4	3.1	3.1	–	–	–
Total specific items	38.0	4.7	2.4	28.9	2.0	3.6	3.6	–	–	–
Adjusted EBITDA before specific items	$86.7	$19.8	$41.2	$9.7	$16.0	$51.2	$10.4	$8.0	$7.1	$25.7

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the Company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by Year:

(In millions of dollars and after-taxes, except where otherwise stated)	2015	2014	2013
Net earnings (loss) attributable to the Company as reported	$(49.4)	$(72.3)	$(127.6)
Specific items:
Foreign exchange (gain) loss on long-term debt	57.7	24.1	18.8
Bargain purchase gain	(43.9)	–	–
Market curtailment	11.7	–	–
Crofton oxygen plant outage	4.4	–	–
Rumford recovery boiler upgrade	11.0	–	–
Professional fees and duties on countervailing action	7.7	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	–	–
Settlement loss on PIUMPF pension liability	–	1.2	–
Settlement gain on special pension portability election	–	–	(2.6)
Impairment and other closure costs[1]	–	16.5	87.1
Acquisition costs related to U.S. paper mills	1.4	3.1	–
Restructuring and change-of-control costs[1]	1.8	0.5	1.6
Reorganization items, net[1]	–	–	1.1
Loss (gain) on settlement of debt	–	1.0	2.3
Net gain on sale of non-core assets	–	(2.4)	(12.2)
Net earnings (loss) attributable to the Company before specific items	$(28.0)	$(28.3)	$(31.5)
Net earnings (loss) per share attributable to the Company’s common shareholders in dollars:
As reported (continuing operations)	$(3.41)	$(4.99)	$(9.01)
Before specific items	(1.93)	(1.95)	(2.17)

1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Reconciliation to Net Earnings (Loss) Attributable to the Company by quarter:

(In millions of Canadian dollars and after-taxes, except where	2015					2014
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(49.4)	$(26.3)	$(12.9)	$(32.4)	$22.2	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)
Specific items:
Foreign exchange (gain) loss on long-term debt	57.7	11.6	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	–	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Market curtailment	11.7	–	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	–	11.0	–	–	–	–	–	–
Professional fees and duties on countervailing action	7.7	4.5	2.1	1.1	–	–	–	–	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	–	(3.4)	(1.9)	(25.1)	–	–	–	–	–
Settlement loss on PIUMPF pension liability	–	–	–	–	–	1.2	–	1.2	–	–
Impairment (recovery) and other closure costs	–	–	–	–	–	16.5	16.5	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	–	1.4	3.1	3.1	–	–	–
Restructuring costs	1.8	0.2	0.3	0.7	0.6	0.5	0.5	–	–	–
Loss (gain) on settlement of debt	–	–	–	–	–	1.0	–	–	1.9	(0.9)
Net gain on sale of non-core assets	–	–	–	–	–	(2.4)	–	(2.1)	(0.3)	–
Net earnings (loss) attributable to the Company before specific items	$(28.0)	$(10.0)	$8.4	$(13.8)	$(12.6)	$(28.3)	$(10.4)	$(10.8)	$(13.6)	$6.5
Net earnings (loss) per share:
As reported	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
Before specific items	(1.93)	(0.69)	0.58	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2015	2014	2013
Cash provided (used) by operating activities	$(6.6)	$21.3	$(7.5)
Cash used by investing activities	(103.4)	(19.2)	31.4
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	(4.7)	(52.2)
Other investing activities	–	2.0	0.5
Non-cash working capital changes except changes in taxes and interest	(13.0)	(15.9)	8.6
Other	90.4	(0.7)	(2.2)
Free cash flow	$(37.6)	$(17.2)	$(21.4)

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(6.6)	$19.4	$(12.9)	$8.3	$(21.4)	$21.3	$3.3	$(8.8)	$3.1	$23.7
Cash provided (used) by investing activities	(103.4)	(10.7)	2.2	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	–	(5.0)	–	–	(4.7)	(0.1)	(4.2)	(0.4)	–
Other investing activities	–	0.6	(0.1)	–	(0.5)	2.0	0.8	0.4	0.6	0.2
Non-cash working capital changes except change in taxes and interest	(13.0)	(44.0)	33.3	(33.2)	30.9	(15.9)	(13.0)	13.8	(16.8)	0.1
Other	90.4	23.3	5.9	(5.5)	66.7	(0.7)	5.9	(7.3)	(12.7)	13.4
Free cash flow	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2015	2014	2013
Adjusted EBITDA	$48.7	$47.6	$46.1
Interest expense, excluding amortization	(45.1)	(34.1)	(35.5)
Capital expenditures	(34.5)	(21.9)	(23.4)
Reorganization costs	–	–	(0.6)
Employee future benefits, expense over (under) cash contributions [1]	(6.7)	(8.8)	(7.0)
Net operating cash flow from discontinued operations	–	–	(1.0)
Free cash flow	$(37.6)	$(17.2)	$(21.4)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

Management’s Calculation of Free Cash Flow by Quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$48.7	$15.1	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Interest expense, excluding amortization	(45.1)	(11.1)	(12.4)	(10.2)	(11.4)	(34.1)	(8.7)	(8.6)	(7.7)	(9.1)
Capital expenditures	(34.5)	(10.1)	(2.9)	(11.1)	(10.4)	(21.9)	(8.4)	(5.7)	(4.7)	(3.1)
Employee future benefits, expense over (under) cash contributions [1]	(6.7)	(5.3)	(0.1)	(1.0)	(0.3)	(8.8)	(1.9)	(1.7)	(3.3)	(1.9)
Free cash flow	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, Summary of significant accounting policies, in the December 31, 2015 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Purchase of U.S. Paper Mills

On January 7, 2015, the Company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the Company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The Company also completed a US$25.0 million offering of its PIK Toggle Senior Notes, i.e. Offered Notes, thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the Company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

In accordance with the requirements of business combination accounting, we determined the net fair value for the acquired U.S. paper mills with the assistance of an independent financial advisor. The net fair value established as of the acquisition date of January 7, 2015 incorporated numerous major assumptions including management’s best estimate of future operating performance, forecasts of future product prices, and a discount rate based on the estimated blended rate of return required by our debt and equity investors.

As of September 30, 2015, adjustments were made to the preliminary fair value allocation to the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the preliminary fair value allocation to workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the Company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

The final allocation to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
$229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price has been recognized in other income as a gain of $43.9 million. The Company realized a gain on the asset purchase as it was a forced agreement. Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.

The Company incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $4.5 million.

The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended December 31, 2015, was as follows:

January 7, 2015 to December 31, 2015
Sales	$885.6
Net loss	(14.9)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had taken place January 1, 2014. The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of these periods nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from synergies or other operational improvements.

	2015 [1]	2014
Sales	$1,991.1	$1,955.8
Net loss	(49.4)	(106.9)

1	The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations are from January 7, 2015 to December 31, 2015.

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are: (1) directly related to the business combination; (2) factually supportable; and (3) expected to have a continuing impact. These adjustments include, but are not limited to, the application of our accounting policies; elimination of related party transactions; depreciation and amortization related to fair value adjustments to property, plant and equipment and intangible assets including contracts assumed; and interest expense on acquisition related debt.

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

As at December 31, 2015, we had a provision of $26.4 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company’s properties, will total approximately $0.7 million in 2016.

Impairment of long-lived assets

Continued declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2015. In addition, the impact of the recently enacted countervailing duty on the U.S. export of supercalendered paper, as disclosed in note 28, Contingencies, in our consolidated financial statements for the year ended December 31, 2015, was identified as a possible impairment indicator. Five asset groups were identified for the purpose of the impairment analysis: Crofton paper, Powell River, Port Alberni, Biron and Rumford. Assets and related liabilities were grouped by mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

The Company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The net carrying amount of assets of all reporting units exceeded the projected undiscounted future cash flows, after adjusting for the estimated impact of the countervailing duties. All the business units passed the recoverability test, and therefore, no impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2015.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2016 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2017 to 2020 were based on independent, published market forecasts.

See note 6, Measurement Uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2015 for a description of inputs and assumptions used.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The Company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2015, a discount rate of 3.70% for pension and 4.00% for post-retirement benefits per year were determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The Company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2015, a rate of return of 6.25% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2015, a rate of compensation increase of 1.5% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2015, a health care trend rate of 5% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2015. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2015 expense	Net benefit obligation	Net 2015 Expense
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	20.3	1.4
1% decrease	N/A	N/A	(17.5)	(1.2)

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

As at December 31, 2015, accounts receivables comprised 20% of total assets. Included in this balance was a provision of $4.5 million for doubtful accounts, or 2.4% of accounts receivable (as at December 31, 2014 - $2.3 million for doubtful accounts, or 2.1% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2015 is adequate to provide for probable losses existing in accounts receivable.

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

As at December 31, 2015, we had currency contracts related to our U.S. dollar denominated sales. These contracts are reported at their fair value, as detailed below under the heading Financial Instruments on page 57.

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

At December 31, 2015, the Company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

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

CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2015.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The Company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The Company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the Company’s consolidated financial statements for future periods.

B.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2015	2014	2013
Cash flows provided (used) by operations before changes in non-cash working capital	$(9.1)	$5.3	$7.3
Changes in non-cash working capital	2.5	16.0	(14.8)
Cash flows provided (used) by:
Operations	(6.6)	21.3	(7.5)
Investing activities	(103.4)	(19.2)	31.4
Financing activities	107.4	(3.3)	(30.3)
Capital spending	34.5	21.9	23.4
Depreciation and amortization	61.4	44.6	47.0
Impairment and other closure costs	–	16.5	86.9
Capital spending as % of depreciation and amortization	56%	49%	50%
Net debt to net capitalization at period-end[1]	131%	143%	96%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the Company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where	2015					2014
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$(9.1)	$(2.2)	$20.0	$(27.4)	$0.5	$5.3	$(2.9)	$(2.5)	$(5.7)	$16.4
Changes in non-cash working capital	2.5	21.6	(32.9)	35.7	(21.9)	16.0	6.2	(6.3)	8.8	7.3
Cash flows provided (used) by:
Operations	(6.6)	19.4	(12.9)	8.3	(21.4)	21.3	3.3	(8.8)	3.1	23.7
Investing activities	(103.4)	(10.7)	2.2	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Financing activities	107.4	(5.4)	7.0	1.6	104.2	(3.3)	7.6	11.6	(22.4)	(0.1)
Capital spending	34.5	10.1	2.9	11.1	10.4	21.9	8.4	5.7	4.7	3.1
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	–	16.5	16.5	–	–	–
Capital spending as % of depreciation and amortization	56%	58%	19%	75%	73%	49%	73%	51%	43%	28%
Net debt to net capitalization at period-end[1]	131%	131%	130%	131%	119%	143%	143%	107%	99%	97%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the Company and total debt less cash).

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

Operating activities

Cash flows from operating activities decreased by $27.9 million compared to 2014 due primarily to a lower favourable change in non-cash working capital of $13.5 million and an increase in interest paid of $10.9 million. Our net investment in working capital has increased to support the operations of the acquired U.S. paper mills.

Investing activities

Cash used for investing activities increased by $84.2 million due to the acquisition of the U.S. paper mills for proceeds of $73.9 million and an increase in capital additions of $12.6 million. The increase in capital additions was mostly due to the higher capital requirements of operating two additional mills.

The components are provided below:

(In millions of dollars)	2015	2014
Safety	$1.9	$1.7
Environment	0.1	1.0
Maintenance of business	22.5	14.1
Profit adding	10.0	5.1
Total	$34.5	$21.9

Financing activities

Cash provided by financing activities increased by $110.7 million compared to 2014 due primarily to an increase in borrowings under our ABL Facility of $68.9 million and the issuance of Offered Notes of $23.7 million to finance the acquisition and operation of the U.S. paper mills, and a net cash outflow from the redemption, purchase and issuance of long-term debt in 2014 of $17.8 million.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility
	2015				2014
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$225.0	$225.0	$212.7	$225.0	$139.6	$139.9	$141.3	$148.2
Letters of credit	(22.4)	(22.1)	(21.8)	(22.0)	(18.4)	(18.6)	(18.5)	(18.6)
Amount drawn, net	(117.1)	(121.7)	(114.0)	(111.3)	(29.4)	(20.0)	(7.8)	(1.3)
Available to be drawn[2]	85.5	81.2	76.9	91.7	91.8	101.3	115.0	128.3
Cash on hand	8.3	5.0	8.7	9.9	10.9	9.1	8.2	9.9
Restricted cash	–	–	–	–	–	–	–	22.5
Total liquidity	$93.8	$86.2	$85.6	$101.6	$102.7	$110.4	$123.2	$160.7

1	The borrowing base at December 31, 2015 includes a reserve of $1.4 million for pension, $3.5 million for creditor insurance deductibles, $2.8 million for landlord waivers, $1.5 million for employee source deductions, $0.3 million related to WorkSafeBC, and $2.4 million for mark-to-market exposure on our foreign currency revenue hedges.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2015 in note 15, Long-term debt in the consolidated financial statements for the year ended December 31, 2015.

Our total liquidity decreased by $8.9 million from the prior year due to negative free cash flow of $37.6 million generated for the year and the exposure of a substantial portion of our borrowings under the ABL Facility to the strengthening U.S. dollar, partly offset by an increase to our maximum borrowing base from $175.0 million to $225.0 million to finance the acquisition of the U.S. paper mills. Liquidity for Q4 of 2015 increased by $7.6 million compared to Q3 of 2015 mostly due to a reduction in our investment in net working capital of $21.6 million, partly offset by negative fourth quarter free cash flow of $11.4 million.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 15, Long-term debt.

At February 29, 2016, we had 14,527,571 common shares issued and outstanding. The Company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

Our long-term debt increased in 2015 due to an increase to our net draw on the ABL Facility and the issuance of Offered Notes to finance the acquisition of the U.S. paper mills, and the foreign exchange impact of a weaker Canadian dollar. The following table illustrates the changes in our long-term debt for the year ended December 31, 2015:

Issue

(In millions of dollars)	January 1, 2015	Net increase (decrease)	Foreign exchange	December 31, 2015
Term loan, due July 2017	$18.5	$(2.0)	$–	$16.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	273.1	25.9	57.7	356.7
Revolving asset-based loan facility of up to $225.0 million due July 2017	29.4	72.5	15.2	117.1
Capital lease obligations	8.1	(0.6)	–	7.5
Total debt	$329.1	$95.8	$72.9	$497.8
Less: current portion	3.0	0.2	–	3.2
Total long-term debt	$326.1	$95.6	$72.9	$494.6

See Note 15, Long-term debt, in our annual consolidated financial statements for the year ended December 31, 2015 for additional information on changes to our debt.

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

At December 31, 2015, we had foreign currency options and forward contracts with a notional principal of US$115.0 million with major financial institutions. At the period-end exchange rate, these instruments were reported at their fair value of negative $4.5 million. For a description of the nature and extent of risk to the Company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 25, Fair value measurement, of those statements.

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2015					2014
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.782	0.749	0.768	0.813	0.806	0.906	0.881	0.918	0.917	0.906
Average effective rate included in adjusted EBITDA	0.781	0.749	0.763	0.813	0.805	0.906	0.881	0.918	0.917	0.906
(Favourable)/unfavourable impact of derivatives included in other expenses[1]	0.007	0.006	0.008	(0.004)	0.017	0.002	0.005	0.007	(0.003)	(0.001)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[2]	(0.003)	(0.004)	0.001	0.004	(0.012)	(0.004)	(0.008)	(0.012)	0.010	(0.005)
Average effective rate in net earnings/(loss) before income taxes[3]	0.785	0.751	0.772	0.813	0.810	0.904	0.878	0.913	0.924	0.900
(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(13.9)	$(2.8)	$(4.9)	$1.8	$(8.0)	$(2.2)	$(1.3)	$(1.7)	$0.6	$0.2
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	5.8	2.1	(0.1)	(2.1)	5.9	3.5	1.8	2.8	(2.3)	1.2
3 Excludes foreign exchange gain/(loss) on long-term debt and US$ interest expense

C.	Research and Development, Patents and Licences, etc.

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

No material off-balance sheet arrangements existed as of December 31, 2015.

F.	Tabular Disclosure of Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2015:

Payments due by period

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long Term Debt Obligations	$494.2	$2.0	$492.2	$-	$-
Capital (Finance) Lease Obligations	7.4	1.2	5.7	0.5	-
Operating Lease Obligations[1]	47.8	35.0	10.3	2.5	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statement	88.5	45.4	43.1	-	-
Total	$637.9	$83.6	$551.3	$3.0	$-

1	Subsequent to the sale of the Company’s interest in PREI on March 20, 2013, the power purchase agreement between the Company and PREI meets the definition of an operating lease under U.S.GAAP (see disclosure for Variable Interest Entities under note 2, Summary of Significant Accounting Policies in our audited consolidated financial statements for the year ended December 31, 2015).

G.	Safe Harbor

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in the Corporation’s public filings with securities regulatory authorities.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our directors are as indicated in the following table. Each director indicated below was elected at the annual meeting of the shareholders of the Company (“AGM”) held on May 13, 2015 and will serve as a director of the Company until the AGM in 2016 or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our by-laws or the Canada Business Corporations Act.

Name and Municipality of Residence	Principal Occupation	Director Since

John Brecker New York, New York	Director of Bowery Management and Principal of Drivetrain Advisors. Co-founder of Longacres Fund Management, LLC.	September 13, 2012

Name and Municipality of Residence	Principal Occupation	Director Since

Todd Dillabough Calgary, Alberta	Chairman, President and Chief Executive Officer of Barons Resources Corp. and a director of San Antonio Oil and Gas Services Ltd. Previously, President, Chief Executive Officer and Chief Operating Officer of Trident Resources Corporation and Pioneer Natural Resources Canada Inc. and a director of Aveos Fleet Performance Inc.	September 13, 2012

Walter Jones Denver, Colorado	Corporate Director. Previously, Managing Director of CoMetrics and partner of J.H. Cohn LLP.	September 13, 2012

Leslie Lederer [1] Chicago, Illinois	Self-employed Consultant.	September 13, 2012

Jill Leversage Vancouver, British Columbia	Managing Director of Highland West Capital, a private merchant bank and Financial Consultant to CEOs in areas of strategic planning, financing interacting with auditors and other professionals, acting CFO duties. Previously, Managing Director, Investment Banking, and then Financial Consultant with TD.	June 24, 2013

Joe Nemeth Langley, British Columbia	President and Chief Executive Officer. Previously, President and Chief Executive Officer of Canfor Pulp Products Inc.	October 1, 2013

Pierre Raymond Montreal, Quebec	Corporate Director of Imvescor Restaurant Group Inc. Previously, Partner of Stikeman Elliott.	July 8, 2014

1	Chair of the Board

Messrs. Jones and Brecker and Ms. Leversage are members of the Company’s Audit Committee.

Messrs. Dillabough, Lederer and Raymond are members of the Company’s Environmental, Health and Safety Committee.

Messrs. Dillabough, Lederer and Raymond are members of the Company’s Governance and Human Resources and Compensation Committee.

Officers

Officers are appointed to serve at the pleasure of the Board of Directors.

Name and Municipality of Residence	Principal Occupation

Brian Baarda [1] Surrey, British Columbia	Vice President, Finance and Chief Financial Officer from November 2009 to April 2015.

Name and Municipality of Residence	Principal Occupation

Jim Bayles [2] Vancouver, British Columbia	Senior Vice President, Sales & Marketing from August 2014 to present. Previously, Vice President and General Manager, Newsprint & International Sales from 2008 to August 2015.

Frank De Costanzo [3] Vancouver, British Columbia	Senior Vice President & Chief Financial Officer from July 2015 to present. Previously, Vice President and Global Treasurer of Kinross Gold Corporation from September 2010 to July 2015.

James Isaac Surrey, British Columbia	Corporate Legal Counsel from May, 2015 to present. Corporate Secretary from July 2015 to present. Previously, Vice President, Legal and Corporate Secretary of Columbus Group from October 2013 to July 2015 and Associate of Gowling Lafleur Henderson LLP from 2009 to October 2013.

Gerrie Kotze New Westminster, British Columbia	Corporate Controller March 2014 to present. Previously, Director, Corporate Reporting, Risk & Insurance from February 2013 to February 2014; Director, Corporate Reporting from April 2011 to January 2013; and Accounting Manager of VersaCold Logistics Services from 2009 to 2011.

Greg Maule [4] Dayton, Ohio	Senior Vice President, Operations January 2015 to present. Previously, Vice President, Manufacturing Operations with NewPage Corporation from February 2012 to January 2015 and Mill Manager NewPage Escanaba Mill from 2010 to 2012 and Mill Manager NewPage Wisconsin Rapids Mill from 2005 to 2010.

Joe Nemeth Langley, British Columbia	President and Chief Executive Officer from October 2013 to present and lead director of Fortress Paper Limited from October 2012 to present. Previously, President and Chief Executive Officer of Canfor Pulp Products Inc. from January 2003 to June 2012.

Len Posyniak Vancouver, British Columbia	Senior Vice President, Human Resources and Corporate Services from August 2014 to present. Previously, Executive Vice President, Human Resources of Corix Group of Companies from 2013 to 2014; and Vice President, Human Resources of Insurance Corporation of British Columbia from 2006 to 2013.

Pat Sakai Burnaby, British Columbia	Treasurer and Director, Taxation from March 2014 to present. Previously Director, Taxation from 1994 to March 2014.

1	Mr. Baarda resigned on April 15, 2015.
2	Mr. Bayles announced his retirement on January 29, 2016, to take effect March 31, 2016.
3	Mr. De Costanzo was appointed Senior Vice President & Chief Financial Officer on July 10, 2015.
4	Mr. Maule was appointed Senior Vice President, Operations on January 5, 2015.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding common shares.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. Baarda was an officer of the Corporation when it filed for relief under the CCAA on January 31, 2012 and when the restructuring under the Plan became effective on September 13, 2012.

Mr. Brecker was a director of Dune Energy, Inc. when the company and two affiliated debtors each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on March 8, 2015.

Mr. Dillabough was the Chief Executive Officer of Trident Exploration Corp. when it filed a voluntary petition for relief under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and under Chapter 11 of the United States Bankruptcy Code in September 2009 and then emerged successfully in June 2010. Mr. Dillabough was a director of Aveos Fleet Performance Inc. when that company filed a voluntary petition for relief under the CCAA on March 19, 2012. Mr. Dillabough resigned from Aveos Fleet Performance Inc. immediately following the filing.

Mr. Lederer was a director of Port Townsend Paper Corporation in 2007 when it filed for relief under Chapter 11 of the United States Bankruptcy Code.

B.	Compensation

Compensation Discussion and Analysis

The Corporation’s executive compensation strategy is based on a philosophy which includes three principal components:

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

The 2015 acquisition of the Biron, Wisconsin and Rumford Maine Mills expanded the Corporation’s production capacity by 65%. The Corporation’s product lines and customer base also expanded and results in further penetration of the US market. Close to 50% of Corporation’s business is now in the U.S.

Because of the added scale and complexity of the Corporation, and as part of the 2015 executive compensation review, the Governance, Human Resources and Compensation Committee (“GHRCC”) revised the primary peer group to include publicly-traded Canadian forest and paper product companies with annual revenue between $500 million and $4.5 billion and publicly-traded U.S. paper product companies with revenue between $800 million and $2 billion. Catalyst’s estimated 2015 revenue is positioned close to the 75th percentile of this larger group of companies.

The primary peers are as follows:

Canadian Peers

Canfor Corporation	Canfor Pulp Products Inc.
Interfor Corporation	Mercer International Inc.
Norbord Inc.	Resolute Forest Products Inc.
Stella-Jones Inc.	Tembec Inc.
West Fraser Timber Co. Ltd.	West Forest Products Inc.

U.S. Peers

Clearwater Paper Corporation	Neenah Paper Ltd.
PH Glatfelter Co.	Verso Paper Corporation

As a secondary reference, Catalyst also compares its compensation to capital intensive industries. No revenue restriction is applied, as the data used is size-adjusted based on Catalyst’s annual revenue.

The GHRCC reviews and benchmarks the Corporation’s total compensation for its executives against the comparator peer group to ensure that Catalyst is providing competitive compensation. Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the GHRCC. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile, pay, subject to significant weighting towards the impact of corporate performance. Further variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remains competitive relative to total compensation packages for similar roles in the forest industry and general industry. The Corporation intends, over time, to adjust the compensation opportunity for the executives to reflect the scope and complexity of their roles and to align pay levels according to the Corporation’s compensation philosophy relative to the peer group.

Base Salary, Benefits and Perquisites

Base salary is a fixed element of compensation for each executive officer for performing his or her position’s specific responsibilities and is typically determined with general reference to, among other things, base salary compensation at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers. Base salaries are targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants. Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives. Each executive position has a target STIP award value that is expressed as a percentage of base salary. The percentage of base salary represented by the target STIP award for the CEO and each Named Executive Officer (“NEO” as defined below) is as follows: Mr. Nemeth: 100%; Mr. Bayles: 60%; Mr. De Costanzo: 60%, Mr. Maule: 60% and Mr. Posyniak: 60%. Target STIP potential is established such that target total cash compensation is positioned between the 75th and 90th percentile levels of the primary peer group. STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization. STIP awards are allocated in cash.

The Board adopted a new design for the STIP plan for use in 2015 that is driven by improvement in free cash flow and important corporate, business unit and individual performance measures. The plan becomes active once the free cash flow trigger set by the Board has been hurdled. Employees then become eligible for a STIP award based on corporate, divisional and individual performance. As the free cash flow trigger was not hurdled in 2015, there were no STIP payments to the CEO and Named Executive Officers for 2015.

Mid to Long Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.

The mid to long-term incentive plan (“MLTIP”) has targets established for each participant and has three components, each based on 1/3 of the target MLTIP over the MLTIP period for each executive:

1.	Time based awards, payable in three instalments at the end of each year of the applicable MLTIP period in cash.

2.	Performance based cash awards where free cash flow (calculated as EBITDA less capital expenditures, interest expense, taxes and employee future benefits (excess cash funding over expense)) for any year in the MLTIP period exceeds $1 million. The payment is calculated for each year by multiplying the 1/3 target MLTIP amount which are divided into three equal annual components that are adjusted for each year using the performance multiplier (the ratio of free cash flow for the year over $12.5 million to a maximum ratio of 2 to 1). There were no performance based cash awards earned in respect of 2014 or 2015.

3.	Grants of phantom share unit (“PhantomSUs” or “PSUs”) which provide for payments in an amount by which the market value of a catalyst share on the vesting date exceeds the market value of a catalyst share on the grant date of that share unit. PhantomSUs are issued and paid in CAD currency. Market value is based on a 20-day volume weighted average trading price per share. For the NEOs, PSUs have been granted with the following grant prices: $1.17 per share in the case of Mr. Nemeth; $3.59 in the case of Mr. De Costanzo; $2.73 in the case of Mr. Maule; $2.59 per share in the case of Mr. Bayles and $2.20 per share in the case of Mr. Posyniak.

In order to be eligible for time based awards, the executive has to be employed by the Corporation on the applicable vesting date. Vesting of performance based cash awards and PhantomSUs granted under the MLTIP vest, on December 31, 2016 with accelerated vesting and payment on a pro-rated basis in the event of retirement, death or disability, termination without cause or change of control and similar events. Applicable payments occur shortly after vest. Performance based cash awards and PhantomSUs are forfeited on resignation or termination with cause.

As described under “Compensation Discussion and Analysis”, the Corporation’s compensation strategy is intended to encourage the enhancement of Shareholder value and link the interests of the executive officers with those of the shareholders. The Corporation is considering alternatives to the present MLTIP model. Specifically, the Corporation wishes to consider moving to a long term incentive pay plan.

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

Both the Board and the GHRCC are regularly briefed on the Corporation’s results and their effect on the Corporation’s compensation plans. The STIP for salaried employees is both driven by the financial gains made from operational improvements as well as several key performance indicators. The gains are subject to review and validation by the Director of Audit and Risk Management, who reports his finding directly to the Audit Committee.

The MLTIP provides the GHRCC with the capacity to apply informed judgment to adjust payouts in the case of an extraordinary event.

The Corporation does not currently have a policy on whether or not a NEO or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

Performance Graph

As described elsewhere in this Circular, the Corporation’s current common shares (symbol: CYT) were listed and commenced trading on the TSX on January 7, 2013. The TSX had previously suspended trading of the Corporation’s former common shares (symbol: CTL) on February 1, 2012 and delisted them on March 8, 2012 due to the Corporation’s proceedings under the CCAA. The Corporation’s former common shares were then cancelled on September 13, 2012 for no consideration when the restructuring under the Plan of Arrangement completed.

For historical purposes, the following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return from an investment in the Corporation’s former common shares (symbol: CTL) with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) and the TSX Paper & Forest Products Group and Sub Group (“TSX P&FP”) over the period from December 31, 2010 to March 8, 2012 when they were delisted and illustrates a cumulative return on a $100 investment in the Corporation’s former common shares made on December 31, 2010 as compared with the cumulative return on the S&P/TSX and the TSX P&FP on the same dates.

The graph below also provides a corresponding comparison for the new common shares (symbol: CYT) from January 7, 2013 to December 31, 2015. Performance as indicated in the graph does not necessarily indicate future performance.

	Dec 31/11	Dec 31/12	Dec 31/13	Dec 31/14	Dec 31/15
CTL	14.9	6.4	n/a	n/a	n/a
CYT	n/a	n/a	100.0	152.0	120.0
S&P/TSX	91.4	97.9	97.9	121.9	112.0
TSX P&FP	26.0	42.8	42.8	76.2	59.9

The graph above reflects how the Corporation continued to be negatively impacted by structural changes in the industry in 2011 to 2015 including permanently reduced demand for certain paper products and significant excess production capacity. During this period, the Corporation structured its executive compensation strategy to take into account the cyclical nature and structural deficiencies of the industry. No STIP awards were made in respect of 2012 or 2013. A STIP award in respect of 2014 performance was awarded in 2015.

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

The GHRCC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) and for evaluating the CEO’s performance in light of those goals and objectives. The GHRCC recommends to the Board the CEO’s compensation based on such evaluation. The GHRCC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits.

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

The GHRCC met twelve (12) times in the year ended December 31, 2015.

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

The GHRCC engaged Towers Watson to complete a formal review of executive compensation in 2015. The GHRCC’s work plan developed with Towers Watson included both a review of total compensation as well as specific study of the Corporation’s MLTIP plan. The fees paid to Towers Watson for work in relation to executive and director compensation matters was $119,019 in 2015.

In 2015, because of the significant change in the scale and complexity of the corporation, the Board adopted a new compensation peer group, and adjusted the salaries and STIP targets of the CEO and NEOs to better align with the peer group.

In Q4 2015, the Board entered into negotiations with the CEO to renew his employment contract, which was to expire on December 31, 2016. The board wanted to recognize Mr. Nemeth’s contributions and leadership since joining Catalyst in October, 2013 and the secure his services going forward. A new employment agreement was agreed to by the parties on March 1, 2016, and provides for a base salary of $725,000 in 2016, and provides revised terms to Mr. Nemeth’s participation in the STIP, the MLTIP (in 2016) and for participation in a new LTIP to be introduced in 2017.

Executive Compensation – All Other Fees

Towers Watson provides other services to the Corporation in connection with the administration of its salaried employee defined benefit pension plan (closed to new entrants since 1994). The consulting fees paid to Towers Watson for work related to pension plan administration, valuation and other activities was $387,675 in 2015.

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

Summary Compensation Table

The following table reflects compensation paid during 2015, 2014 and 2013 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 in 2015 (each a “Named Executive Officer” or “NEO).

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share based Awards(1) ($)		Option based Awards(2) ($)	Annual Incentive Plans(3) ($)		Long term Incentive Plans(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)		Total Compensation ($)
J. Nemeth	2015	625,000	—		—	86,250	(7)	175,000	295,370	—		1,181,620
President and Chief	2014	575,000	—		—	85,000		175,000	294,390	—		1,129,390
Executive Officer	2013	157,019	275,612		—	—		50,000	75,351	—		557,982
B. Baarda (8)	2015	98,302	—		—	47,300	(7)	—	10,659	—		156,261
Vice President,	2014	315,000	—		—	31,894		66,667	31,501	—		445,062	(8)
Finance and Chief Financial Officer	2013	290,000	94,554		—	—		258,400	29,000	—		671,954
J. Bayles (9)	2015	275,000	—		—	25,000	(7)	66,667	28,132	—		394,799
Senior Vice	2014	237,500	87,824	(9)	—	34,557		50,000	21,612	—		431,493	(9)
President, Sales & Marketing	2013	198,750	—		—	605		—	9,968	—		209,323	(9)
F. De Costanzo (10) Senior Vice President & Chief Financial Officer	2015	184,750	91,854		—	—		100,000	18,475	38,975	(10)	434,054
G. Maule (11) Senior Vice President, Operations	2015	402,629	81,820		—	—		94,820	25,729	—		604,998
L. Posyniak	2015	275,000	—		—	37,500	(7)	66,667	27,937	—		407,104
Senior Vice President, Human Resources and Corporate Services	2014	98,557	98,420		—	48,747		66,667	9,856	—		322,247

(1)	Represents the fair value of PhantomSUs as at Grant Date. The fair value was estimated using the Black-Scholes option-pricing model. The 2013 share based awards for Mr. Nemeth was corrected in the 2014 circular (the previously reported amount was $327,313). The 2013 share based award for Mr. Baarda was also corrected in the 2014 circular (the previously reported amount was $101,683).
(2)	There are no outstanding option based awards.
(3)	No STIP payment was made for 2015. Amounts in this column reflect other bonuses paid to be made in 2016 for 2015 performance.
(4)	Consists of payments made under the 2014 MLTIP.
(5)	Amounts in this column for all NEOs reflect annual contributions and allocations to the Corporation’s defined contribution pension plan, including the supplemental executive retirement plan (“SERP”), for the years ended December 31, 2015, 2014, and 2013. The total pension contribution for Mr. Nemeth includes SERP allocations of $67,500 for 2013 and $270,000 for 2014 and 2015 made pursuant to his employment contract.
(6)	Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.
(7)	Bonus payments for the acquisition of Biron and Rumford.
(8)	Mr. Baarda resigned on April 15, 2015. Mr. Baarda has been corrected in the current version of the circular to $445,062 (the previously reported amount was $413,168)
(9)	Mr. Bayles announced his retirement on January 29, 2016, to take effect March 31, 2016. The 2013 total compensation for Mr. Bayles has been corrected in the current version of the circular to $431,493 (the previously reported amount was $445,062). The 2012 total compensation has been corrected to $209,323 (the previously reported amount was $206,332)
(10)	Mr. De Costanzo was appointed Senior Vice-President & Chief Financial Officer on July 10, 2015. Amounts in this column for Mr. De Costanzo includes a moving allowance of $31,850.
(11)	Mr. Maule was appointed Senior Vice President, Operations on January 5, 2015. He is paid in USD, the amounts presented above have been converted to CDN using the monthly average noon exchange rate for the month the earnings was paid out.

Incentive Plan Awards

Phantom Share Unit Plan

The Corporation has a PhantomSU plan in connection with the current MLTIP. PhantomSUs do not entitle the holder to any shares of the Corporation. Each PhantomSU represents one common share of the Corporation and entitles the holder to a payment on the vesting date that corresponds to the increase in value of the underlying common shares from the grant date to the vesting date under the MLTIP calculated using the 20 day volume weighted average trading price on the TSX preceding the applicable date. PhantomSUs issued to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Vesting and payment is determined in accordance with the terms of the MLTIP. Currently there are 721,939 PhantomSUs outstanding under the MLTIP that are held by Named Executive Officers.

Share Compensation Plan

The 2015 share compensation plan (the “Share Compensation Plan”) was approved and adopted at the annual general and special meeting of shareholders on May 13, 2015. The Share Compensation Plan enables the Corporation to issue restricted share units (RSUs), performance share units (PSUs) and stock options. As at December 31, 2015, there were no RSUs, PSUs or stock options outstanding.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the Named Executive Officers as at December 31, 2015. There were no other share-based or option-based awards held by Named Executive Officers as at December 31, 2015.

	Share Based Awards(1)(2)
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
J. Nemeth	449,438	635,990
J. Bayles(3)	77,220	61,485
F. De Costanzo (4)	55,710	31,269
G. Maule (5)	48,840	36,945
L. Posyniak (6)	90,731	83,585
(1)	Represents PhantomSUs under the 2014 MLTIP.
(2)	PhantomSUs were granted to executive officers in 2013, 2014 and 2015 and vest on December 31, 2016. It represents the fair value of PhantomSUs as at December 31, 2015. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 0.5%, no annual dividends, a 92% volatility rate, a remaining PhantomSU life of 1 year and grant date values of $1.17 per share in the case of Mr. Nemeth; $3.59 in the case of Mr. De Costanzo; $2.73 in the case of Mr. Maule; $2.59 per share in the case of Mr. Bayles and $2.20 per share in the case of Mr. Posyniak. The risk-free interest rate was based on a zero-coupon government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience.
(3)	Mr. Bayles announced his resignation on January 29, 2016 to take effect on March 31, 2016
(4)	Mr. De Costanzo was appointed Senior Vice-President & Chief Financial Officer on July 10, 2015.
(5)	Mr. Maule was appointed Senior Vice President, Operations on January 5, 2015.
(6)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

No share-based awards vested during 2015. There are no outstanding option based awards as at December 31, 2015.

Pension Plan Benefits

Defined Contribution Plans

Named Executive Officers who are Canadian residents participate in a defined contribution plan pursuant to which the Corporation contributes 5% of the executive’s base salary and STIP to a maximum of $25,370 in 2015 ($24,930 in 2014 and $24,270 in 2013). The executive directs the investment of his or her defined contribution account based on a number of alternatives. Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

Named Executive Officers who are United States residents were entitled to participate in a US defined contribution 401K plan (“US DC Plan”). The US DC Plan provides for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan. In addition, the Corporation would make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay (which is subject to certain limits). The employee directs the investment of his defined contribution account based on a number of alternatives. The employee contribution level and matching contribution levels are subject to certain maximums as limited by law. An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law. Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay. Upon retirement, the employee may elect to receive installments or lump sum as provided for by the plan.

Supplemental Executive Retirement Plan (“SERP”)

The Corporation has established a defined contribution segment of the Corporation’s SERP for Named Executive Officers domiciled in Canada. As at December 31, 2015, each of the Named Executive Officers, with the exception of Mr. Maule, was a member of the defined contribution segment of the SERP.

The purpose of the SERP is to provide benefits to Participants to enable them to retire with a total retirement income deemed appropriate by the Board of Directors. Benefits provided by the SERP are in addition to and integrated with the benefits provided under the Catalyst Paper Corporation Retirement Plan for salaried employees.

The SERP brings the Company’s total contribution towards a Named Executive Officer retirement plan to 10% of salary and STIP less the amount credited to the defined contribution plan (see below for more detail). This is done through regular contributions to a notional account. Money contributed to the account are then notionally invested in the employee’s choice of three funds from the defined contribution plan. Money within the SERP are secured by a letter of credit.

The Corporation makes regular notional contributions to the SERP, on behalf of the executives, by way of allocations to their SERP accounts, the amount of which varies among the executives. The SERP credits for the CEO are in accordance with Mr. Nemeth’s employment agreement.

The eligible Canadian domiciled Named Executive Officers’ SERP accounts, other than Mr. Nemeth, are credited with an amount equal to 10% of their salary and STIP less the amount credited to the defined contribution plan referred to above. Under the defined contribution segment of the SERP, the amount of STIP recognized in pensionable earnings is the lesser of 50% of the STIP payment received for the year and 50% of the executive’s target STIP for the year. In the event that 50% of actual STIP payments received are greater than 50% of the executive’s target STIP, the excess amount is carried forward as a banked STIP credit and may be used in years where the executive’s actual incentive compensation is less than the target incentive. In the event that 50% of actual bonus received is less than 50% of target STIP, the unrecognized portion between actual STIP received and the target STIP is carried forward until retirement, termination of employment or death, and any banked STIP credits at that time are applied to the cumulative amount of the unrecognized target STIP awards from prior years. Amounts for Named Executive Officers, other than Mr. Nemeth, vest at the earlier of age 55 or completion of five years of SERP participation.

Mr. Nemeth’s SERP account was credited with lump sum allocations of $270,000 on January 1, 2014, January 1, 2015 and January 1, 2016. All such allocations vest on December 31, 2016 so long as he remains actively employed by Catalyst as of the vesting date. Pursuant to the employment agreement between Mr. Nemeth and the Corporation dated March 1, 2016, Mr. Nemeth will continue to receive lump sum allocations of $270,000 on January 1 of each year. The 2017 and 2018 allocations, and the allocations for each two year period thereafter, shall vest on December 31 of the second year of such two year period, but shall vest only if actively employed as of the respective vesting date. In the case of a termination without cause, all allocations made to the date of termination will vest on the termination date.

On retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10-year Government of Canada bond rate.

Defined Contribution Plans Table

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Non-compensatory(2) ($)	Accumulated value at year end ($)
J. Nemeth	411,223	295,370	(23,450)	683,143
J. Bayles (3)	75,661	28,132	2,899	106,691
F. De Costanzo (4)	0	18,475	129	18,604
B. Baarda (5)	700,592	10,659	35,046	0
L. Posyniak (6)	9,961	27,937	227	38,124
(1)	Represents the employer contribution.
(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.
(3)	Mr. Bayles announced his resignation on January 29, 2016 to take effect March 31, 2016.
(4)	Mr. De Costanzo was appointed Senior Vice-President & Chief Financial Officer on July 10, 2015.
(5)	Mr. Baarda resigned on April 15, 2015.
(6)	Mr. Posyniak was appointed Senior Vice President, Human Resources and Corporate Services on August 11, 2014.

In addition, the amounts in the above table include amounts under the column entitled “Long Term Incentive Plans” in the Summary Compensation Table that were taken as allocations to individual SERP accounts as indicated in Note 5 to the Summary Compensation Table above.

Termination and Change of Control Benefits

Pursuant to the employment agreement between Mr. Nemeth and the Corporation March 1, 2016, if Mr. Nemeth’s employment is terminated without cause, by way of one or more lump sums or by monthly payments over a period not exceeding 24 months: (i) he will be paid his then current base salary for a period of 2 years from the date of termination; (ii) the Corporation will make pension contributions or otherwise pay him the equivalent amount for a period of 2 years from the date of termination; and (iii) he will be paid an amount equal to two times the average STIP payment actually paid to him in the preceding two years. In the case of: (i) a termination prior to January 1, 2017, he will be paid payments under the 2014 MLTIP in accordance with its terms, and (ii) in the case of a termination after January 1, 2017, he will be paid payments under the LTIP in effect immediately prior to termination, in accordance with its terms, as applicable, on a pro rata basis to the date of termination. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment, whichever occurs first. All contributions made to the SERP will vest on the date of termination. If Mr. Nemeth’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to two years’ base salary and pension contributions together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years (or, if only one annual STIP payment has been made, two times the amount of that STIP payment), payment under the 2014 MLTIP in accordance with its terms (if applicable), payment under the LTIP in accordance with its terms (if applicable), and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Nemeth would be entitled under the agreement is $2,296,129.

Pursuant to the employment agreement between Mr. Posyniak and the Corporation dated July 11, 2014, if Mr. Posyniak’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contributions for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. The Corporation will continue all employment perquisites and privileges during such period. In addition, Mr. Posyniak will receive outplacement service and financial counselling services to a maximum of $10,000. If Mr. Posyniak’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contributions, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Posyniak would be entitled under the agreement is $700,838.

Pursuant to the employment agreement between Mr. Bayles and the Corporation dated April 2, 2014, if Mr. Bayles’ employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contributions for 24 months following the date of termination (the salary continuance period), and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment, whichever occurs first. The Corporation will continue all employment perquisites and privileges during the salary continuance period. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Bayles would be entitled under the agreement is $674,938. Mr. Bayles announced his resignation on January 29, 2016 to take effect on March 31, 2016.

Pursuant to the employment agreement between Mr. De Costanzo and the Corporation dated June 15, 2015, if Mr. De Costanzo’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contributions for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. In addition, Mr. De Costanzo will receive outplacement service and financial counselling services to a maximum of $10,000. If De Costanzo’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contribution, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which De Costanzo’s would be entitled under the agreement is $941,019.

Pursuant to the employment agreement between Mr. Maule and the Corporation dated July 11, 2014, if Mr. Maule’s employment is terminated without cause he will be entitled to continuation of his base salary and pension plan contribution for 24 months following the date of termination (the salary continuance period), together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years and payments under the 2014 MLTIP in accordance with its terms. Medical and dental benefits will continue for two years after termination or until eligibility for benefits from new employment whichever occurs first. In addition, Mr. Maule will receive outplacement service and financial counselling services to a maximum of $10,000. If Mr. Maule’s employment is terminated or the accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to the sum of two years’ base salary and pension contribution, together with an amount equal to two times the average STIP payment actually paid to him in the preceding two years, payment under the 2014 MLTIP in accordance with its terms and continuation of medical and dental benefits for two years after termination or until eligibility for benefits from new employment whichever occurs first. Assuming that such termination had occurred on December 31, 2015, the estimated value of the incremental payments and benefits to which Mr. Maule would be entitled under the agreement is $1,109,325

Board of Directors Compensation

The GHRCC is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.

Under the current directors’ compensation policy, directors are paid an annual cash retainer, meeting fees and equity compensation through PhantomSUs. The Corporation’s Share Compensation Plan enables the Corporation to issue stock options. No stock options were issued in fiscal 2015.

Remuneration of Directors

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2015:

	Retainer				Attendance Fees
Director	Board Chair Retainer ($)	Board Retainer ($)	Committee Chair Retainer ($)(1)	Committee Retainer ($)	Board Meetings ($)(2)	Committee Meetings ($)(3)	Travel Fees ($)(4)	Total Paid(5) ($)
John Brecker	—	$55,000	—	$5,000	$15,000	$11,000	$5,000	$91,000
Todd Dillabough	—	$55,000	$10,000	$5,000	$14,000	$18,000	—	$102,000
Walter Jones	—	$55,000	$20,000	—	$14,000	$11,000	$4,000	$104,000
Les Lederer (6)	$155,000	—	—	—	$15,000	$18,750	$5,000	$193,750
Jill Leversage	—	$55,000	—	$5,000	$15,000	$11,000	—	$86,000
Pierre Raymond	—	$55,000	$10,000	$5,000	$15,000	$18,750	$5,000	$108,750
(1)	The Chair of the Audit Committee receives an annual retainer of $20,000. The Chairs of Committees of the Board other than the Audit Committee receive an annual retainer of $10,000.
(2)	Each director receives $2,000 per meeting of the Board attended in person and $1,000 per meeting attended by telephone.
(3)	Each member of the Audit Committee receives $2,000 per meeting of the Audit Committee attended in person and $1,000 per meeting attended by telephone. Each member of a committee other than the Audit Committee receives $1,500 per meeting of such Committee attended in person and $750 per meeting attended by telephone.
(4)	For non-business class travel over 3 hours in duration, each director receives $1,000 per round trip.
(5)	PhantomSUs were granted to directors in 2015. No options or other share based awards were granted to directors during 2015.
(6)	Mr. Lederer is Chair of the Board.

In 2015, Towers Watson was retained to provide advice to the GHRCC on the market competitiveness of the Corporation’s director compensation. Towers Watson was paid an aggregate amount of $13,500 in respect of such services in 2015.

The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Nemeth, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards(1) ($)	Option based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John Brecker	91,000	47,381	—	—	—	—	138,381
Todd Dillabough	102,000	47,381	—	—	—	—	149,381
Walter Jones	104,000	47,381	—	—	—	—	151,381
Les Lederer (2)	193,750	47,381	—	—	—	—	241,131
Jill Leversage	86,000	47,381	—	—	—	—	133,381
Pierre Raymond	108,750	47,381					156,131
(1)	PhantomSUs were granted to directors in 2014 and 2015. Represents the fair value of PhantomSUs as at Grant Date. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 0.5%, no annual dividends, a 92% volatility rate. For shares granted in May 2015, a remaining PhantomSU life of 3.3 years and a grant date value of $3.55. For shares granted in August 2015, a remaining PhantomSU life of 3.8 years and a grant date value of $3.01. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2015.
(2)	Mr. Lederer was also paid consulting services fees of US$9,625 with respect to the acquisition of the NewPage Biron and Rumford mills in January, 2015 and US$16,800 with respect to a potential capital project in November, 2015.

Phantom Share Units (Equity Based Pay)

Directors will be granted PhantomSUs consistent with the Corporation’s executive MLTIP as summarized below:

Terms	Details	Alignment with executive MLTIP
Granting	Annual after AGM (timing to be determined)	MTLIP grants made on a discrete basis once every three years
Payout	Incremental increase in share price at the end of three years	Same as PhantomSUs component
Vesting	Cliff vest at the end of three years (see example below)	Same as PhantomSUs component
Market Price	Based on Catalyst’s 20-day volume weighted average share price	Same as PhantomSUs component
Settlement	Cash	Same
Termination and Retirement Provisions

Fully vests with payout upon termination/retirement based on the market price as of the termination/retirement date. Awards will also fully vest should a Transforming Event occur

(suggested approach given annual awards)

Consistent since the MLTIP pro-rates awards for retirement or termination without cause or a Transforming Event but every grant represents three years’ worth of awards

Vesting Illustration

The chart below illustrates the timing of the vesting of the PSU awards for Catalyst’s directors assuming the first annual grant is made in 2014. Directors will receive annual payouts from the program starting in 2017.

Phantom Share Units

PhantomSUs will be granted to directors on an annual basis after the annual general meeting (“AGM”). The structure of the PhantomSUs is consistent with those granted to executives of the Corporation, except that awards will fully vest and payout when the director leaves the Board. As of December 31, 2015, there were 680,372 PhantomSUs outstanding under the MLTIP that are held by directors.

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

As at December 31, 2015, there were no DSUs outstanding.

Outstanding Share Based and Option Based Awards

The following table shows all outstanding PhantomSUs held by each of the directors as at December 31, 2015. There were no other share-based or option-based awards held by directors as at December 31, 2015.

	Share Based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(1) ($)
John Brecker	38,489	40,708
Todd Dillabough	38,489	40,708
Walter Jones	38,489	40,708
Les Lederer	38,489	40,708
Jill Leversage	38,489	40,708
Pierre Raymond	38,489	40,708
(1)	PhantomSUs were granted to directors in 2014 and 2015. Represents the fair value of PhantomSUs as at December 31, 2015. The fair value was estimated using the Black-Scholes option-pricing model assuming, a risk-free interest rate of 0.5%, no annual dividends, a 92% volatility rate. For the shares granted in 2014, a remaining PhantomSU life of 2 years and a grant date value of $2.28. For shares granted in May 2015, a remaining PhantomSU life of 3.3 years and a grant date value of $3.55. For shares granted in August 2015, a remaining PhantomSU life of 3.8 years and a grant date value of $3.01. The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSUs. The Corporation estimated the annual dividends per share and, expected price volatility based upon historical experience. No options or other share based awards were granted to directors during 2014 and 2015.

Incentive Plan Awards – Value Vested or Earned

There was no value vested in respect of option-based or share-based awards during 2015. All option-based and share-based awards that were outstanding on September 13, 2012 were cancelled for no consideration on that date pursuant to the Corporation’s Plan of Arrangement under the CCAA.

Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2015, there were 1,452,757 common shares authorized for issuance under the Share Compensation Plan.

C.	Board Practices

Each director holds office until the next annual general meeting in 2016 or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of our by-laws or the Canadian Business Corporation Act (“CBCA”). Directors do not have service contracts with the Company.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee and Governance, Human Resources and Compensation Committee.

Governance, Human Resources and Compensation Committee (“GHRCC”)

The GHRCC consists of Pierre Raymond (Chair), Todd Dillabough and Leslie Lederer, all of whom are independent.

The GHRCC’s principal function is:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board;

(iii)	to review the performance of the Board as a whole and of its committees; and

(iv)	to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer, approval of changes to benefit provisions in the Corporation’s salaried pension plans and approval of collective agreements.

Governance

The Board has delegated to the GHRCC the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. This GHRCC has established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board and the Chief Executive Officer. The GHRCC reviews these mandates annually, and makes recommendations for amendments where appropriate.

This GHRCC is responsible for recommending to the Board the nominees for election or re-election to the Board. The GHRCC is also responsible for the ongoing assessment of the effectiveness and contribution of the Board, its committees and the individual directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.

The GHRCC conducts an annual review of the Board as a whole, each committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the committees and individual directors. The review covers the operation of the Board and the committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The GHRCC makes recommendations to the Board based on the results of the review.

Human Resources and Compensation

The GHRCC reviews and approves, at the beginning of each year, corporate objectives for the CEO. At the end of the year, the GHRCC evaluates the CEO’s performance against those objectives. The results of the assessment are reported to the Board. The GHRCC also reviews the performance of other executives with input from the CEO.

The GHRCC determines the compensation of the Corporation’s executive officers, reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The GHRCC also administers any stock option or other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options or other share based compensation to executive management and other key employees of the Corporation where stock option or other share based compensation plans are in effect.

Audit Committee

The Audit Committee consists of Walter Jones (Chair), John Brecker and Jill Leversage. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable securities law, and are financially literate. The Board has determined that Ms. Leverage qualifies as an “audit committee financial expert” for the purposes of applicable securities law. The relevant education and experience of each current Audit Committee member is as follows:

Name	Relevant Education and Experience
Walter Jones

Mr. Jones has more than 25 years of experience as a turnaround advisor, chief restructuring officer or operating trustee for troubled companies in a broad range of industries. Mr. Jones, now retired, was an equity partner in a large regional accounting and consulting firm and before that was a principal in the restructuring practice of a large regional accounting and advisory firm. Earlier in his career he was; the CFO of an NYSE listed retailer, the vice-president of finance of a merchant banking firm specializing in financially troubled companies and a general management consultant with a national accounting and consulting firm. Mr. Jones holds a Bachelor of Science in industrial engineering from Pennsylvania State University.

Mr. Jones is a member of one other audit committee.

John Brecker	Mr. Brecker holds a law degree from St. John’s University and a political science degree from American University. He has extensive director and management experience in a family of hedge funds and in those capacities actively supervised financial officers.

Name	Relevant Education and Experience
Jill Leversage

Ms. Leversage is a chartered accountant with more than 25 years of experience in investment banking and M&A advisory services, particularly in the forest and manufacturing industries. She holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Business Valuator and a Fellow of the Institute of Chartered Professional Accountants of BC.

Ms. Leversage is a member of two other audit committees.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee’s terms of reference is attached as Schedule D to this Circular.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s department, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website at www.catalystpaper.com and on SEDAR at www.sedar.com. The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair of the Audit Committee are presented to the Audit Committee at its first scheduled meeting following the Chair of the Audit Committee’s pre-approval. In February, 2016, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2017 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $150,000.

During the last two financial years, the Corporation incurred the following fees that were paid or payable to its external auditors:

	Period ending December 31
	2014	2015
Audit Fees	$770,000	$1,567,500
Audit Related Fees	23,500	23,500
Tax Fees	84,000	60,000
Total	$877,500	$1,651,000

The services rendered in connection with “Audit Related Fees” in 2015 consisted primarily of the auditor’s involvement with the audit of our pension plan. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

Environmental, Health and Safety Committee

The EHSC consists of Todd Dillabough (Chair), Leslie Lederer and Pierre Raymond, all of whom are independent.

The mandate of the Environmental, Health and Safety Committee is to:

(i)	establish principles of environment, health and safety stewardship for the Corporation;

(ii)	monitor the Corporation’s compliance with those principles;

(iii)	review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Environmental, Health and Safety Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.

D.	Employees

As of December 31, 2015, we had approximately 2,700 active hourly and salaried employees in Canada and the United States.

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

In the Crofton, Port Alberni and Powell River mills, located in British Columbia, Canada, hourly employees are represented by Unifor and PPWC under five year collective agreements that expire on April 30, 2017. In addition, Unifor is the bargaining agent for a group of hourly employees working in the Surrey Distribution Centre, located in Surrey, British Columbia. This collective agreement expires on March 31, 2019.

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

The Company does not currently have a stock option or a restricted share unit (“RSU”) plan. Effective September 13, 2012, the Company’s previous stock option and restricted share unit plans ceased to be in effect and all outstanding stock options and restricted share unit plans were cancelled for no consideration pursuant to the Company’s Plan of Arrangement under the CCAA. There are accordingly no stock options or restricted share units outstanding as of December 31, 2015. The Company is considering the adoption of a share compensation plan that would include the possibility of issuing stock options, performance share units and restricted stock units. The adoption of such a plan would be subject to shareholder and TSX approval.

As at December 31, 2015, the authorized capital of the Company consists of an unlimited number of common shares and 100,000,000 preferred shares, of which 14,527,571 common shares and no preferred shares are issued and outstanding.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at March 1, 2016, the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the outstanding common shares are:

(i)	Cyrus Capital Partners L.P., which maintains an aggregate number of common shares held by all of its managed accounts of 6,452,141 common shares, which represents approximately 44.4% of the outstanding common shares;

(ii)	Mudrick Capital Management, L.P., which maintains an aggregate number of common shares held by all of its managed accounts of 2,860,473 common shares, which represents approximately 19.7% of the outstanding common shares;

(iii)	Stonehill Capital Management, LLC, which maintains an aggregate number of Common Shares held by all of its managed accounts of 1,449,468 Common Shares, which represents approximately 9.9% of the outstanding Common Shares; and

(iv)	Oaktree Capital Management, L.P., which maintains an aggregate number of Common Shares held by all of its managed accounts of 802,772 Common Shares, which represents approximately 5.5% of the outstanding Common Shares.

B.	Related Party Transactions

The Company did not undertake any related party transactions during the year ended December 31, 2015.

C.	Interests of Experts and Counsel

Information not required for an annual report.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 17, “Financial Statements”.

Legal Proceedings

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business. The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

Contingencies

Imposition of Countervailing Duties

On July 28, 2015, the DOC issued its Preliminary Determination to impose countervailing duties on Canadian imports of SC Paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (“ITC”) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order. On December 15, 2015, the Company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review. On February 16, 2016, the petitioners filed additional subsidy allegations against Catalyst.  It is not yet determined whether the DOC will permit such additional allegations to become part of the expedited review at this stage of the process

Two Lawsuits Filed by Halalt First Nation

On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners. The Company intends to vigorously defend itself against both claims. The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the Company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility. The second claim, filed by the Halalt and its members, alleges that the Company illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957. The Halalt is seeking an interim and permanent injunction restraining the Company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the Company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia.

Appeal of Sales Tax Ruling

On October 21, 2015, Catalyst sought leave to appeal at the Supreme Court of Canada the judgment of the BC Court of Appeal made February 4, 2015 with respect to Catalyst’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. This application is still in process.

Export Sales

Export sales constitute a significant portion of our sales. The following chart describes our total export sales and describes the percentage of total export sales for Canada, United States and other countries for the last three fiscal years.

(In millions of dollars, except where otherwise stated)

	2013[1]		2014		2015
	$	%	$	%	$	%
Canada	121.6	11	108.6	10	142.6	7
United States	523.9	50	532.0	48	1,312.8	66
Asia and Australasia	303.0	29	361.5	33	371.3	19
Latin America	102.7	10	106.7	9	161.6	8
Europe & Other	0.2	-	0.5	-	2.8	-
Total sales	1,051.4	100	1,109.3	100	1,991.1	100
[1]	Excludes Snowflake sales; the Snowflake operation was classified as a discontinued operation in 2012 and comparative numbers were restated accordingly.

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

Common Shares

As at December 31, 2015, the Company has 14,527,571 common shares outstanding. These common shares were issued in 2012 to certain secured and unsecured creditors under the Plan and were listed on the TSX under the symbol “CYT” on January 7, 2013.

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

Using information from published sources, the following information shows the high and low trading values of our common shares (“CYT”) for the periods indicated:

	High ($)	Low ($)
For the year ended
December 31, 2015	7.50	2.01
December 31, 2014	3.50	1.35
December 31, 2013	2.76	1.00

For the quarter ended
December 31, 2015	2.61	2.01
September 30, 2015	3.51	2.10
June 30, 2015	4.02	3.30
March 31, 2015	7.50	3.00
December 31, 2014	3.50	2.24
September 30, 2014	2.83	1.90
June 30, 2014	3.12	2.01
March 31, 2014	3.25	1.35

For the month ended
February 29, 2016	1.25	1.25
January 31, 2016	2.35	2.00
December 31, 2015	2.40	2.40
November 30, 2015	2.61	2.10
October 31, 2015	2.07	2.01
September 30, 2015	2.50	2.10

B.	Plan of Distribution

Information not required for an annual report.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Information not required for an annual report.

E.	Dilution

Information not required for an annual report.

F.	Expenses of the Issue

Information not required for an annual report.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Information not required for an annual report.

B.	Memorandum and Articles of Association

Description of Share Capital

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2015, there were 14,527,571 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of common shares are entitled to share ratably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

We do not, nor do any of our subsidiaries, hold any common shares in the capital of the Company.

As of December 31, 2015, there are no outstanding stock options or restricted share units, nor are there any stock option or restricted share unit plans in effect.

Description of Articles of Amalgamation and By-Laws

Our articles of amalgamation issued pursuant to the CBCA contain no restrictions on the business we may carry on and the Company’s corporation number is 393761-5.

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

Meetings

Meetings of shareholders may be called by our directors and may be requisitioned by the holders of not less than five percent of our issued share capital carrying the right to vote at a meeting. The court may also call a meeting of shareholders upon application by any director or shareholder. For the purposes of determining shareholders entitled to receive notice of a meeting, the directors may fix an advance date as the record date for such determination. Any record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. Each registered shareholder and our auditor is entitled to attend meetings of shareholders.

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

C.	Material Contracts

1.	Restructuring and Support Agreement dated March 11, 2012 among the Corporation and certain holders of the Corporation's 2016 Notes and 2014 Notes.

2.	Second Amended and Restated Plan of Compromise and Arrangement of the Corporation dated June 14, 2012.

3.	Indenture, dated as of September 13, 2012, governing the Corporation’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee.

4.	First Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s PIK Toggle Senior Secured Notes due October 30, 2017.

5.	Second Supplemental Indenture dated as of September 13, 2012, among the Corporation, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Corporation’s Floating Rate Senior Secured Notes due September 13, 2016.

6.	Credit Agreement dated as of September 13, 2012 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.

7.	First Amending Agreement dated as of March 20, 2014 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent.

8.	Credit Agreement dated as of March 20, 2014 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.

9.	Second Amending Agreement as of January 7, 2015 among Catalyst, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent.

10.	Asset Purchase Agreement dated October 30, 2014, as amended January 7, 2015, among Catalyst Paper Holdings Inc., Catalyst Paper Operations Inc., NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company.

D.	Exchange Controls

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

With regard to an investment in common shares of the Company by a WTO Investor (that is not a state-owned enterprise), it would be reviewable under the ICA if it was an investment to acquire direct control of us and the value of our assets of equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is based on the enterprise value of the Company at the time of proposed acquisition. Enterprise value is determined in accordance with the ICA. The current enterprise value review threshold is C$600 million. The review threshold will increase to C$800 million effective April 24, 2017 and to C$1 billion effective April 24, 2019. Commencing January 1, 2021, the review threshold will be adjusted annually based on growth in nominal GDP.

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

Dividends received by an individual may be eligible for preferential rates of taxation, provided (i) certain holding period requirements are satisfied, (ii) the Company is eligible for the benefits of the U.S. Tax Treaty, and (iii) we are not, and in the preceding year were not, a “passive foreign investment company” (as described below). Dividends that are not eligible for preferential rates of taxation will be subject to ordinary income tax rates.

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

Sale or Exchange of Common Shares

Subject to the passive foreign investment company rules discussed below, generally an investor will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and an investor’s adjusted tax basis in the common shares. Gain or loss recognized by an investor on the sale or exchange of a common share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by non-corporate investors, including individuals, generally will be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

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

Tax on Net Investment Income

A 3.8% tax will be imposed on some or all of the net investment income of certain individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally will include dividends (including dividends paid with respect to the common shares) and net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of the common shares) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

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

Passive Foreign Investment Company Status

The foregoing discussion assumes that we were not a Passive Foreign Investment Company (“PFIC”) for any taxable year during which an investor held common shares. In general, a non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. To the best of our knowledge and belief and based on information available, we are not and have not been a PFIC at least within the most recent five years, and we expect that we will not become a PFIC in the foreseeable future. However, PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually based on application of complex rules which are uncertain in some respects. Consequently, we cannot provide any assurance that we have not been or will not become a PFIC for any taxable year during which an investor holds or held common shares. If we were determined to be a PFIC for any taxable year during which an investor holds or held common shares, an investor could be subject to special, adverse U.S. federal income tax rules (including increased tax liability). Investors should consult their own tax advisors concerning the U.S. federal income tax consequences of Catalyst being or having been a PFIC.

Information Reporting and Backup Withholding

An investor (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28%, and to information reporting requirements with respect to dividends on, and to proceeds from the sale or exchange of, the common shares. In general, if a non-corporate investor subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against an investor’s regular United States federal income tax liability or refunded by the IRS where applicable.

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

Aging of receivables were as follows:

	December 31, 2015	December 31, 2014
Trade receivables, gross
Current	$149.4	$88.6
Past due 1-30 days	14.0	2.9
Past due 31-90 days	3.5	1.1
Past due over 90 days	4.0	9.5
	170.9	102.1
Allowance for doubtful accounts	(4.5)	(2.3)
Trade receivables, net	166.4	99.8
Other receivables, including sales tax recoverables	18.7	11.1
Accounts receivable (note 9)	$185.1	$110.9

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	2015	2014
Balance, beginning of period	$2.3	$1.8
Increase in provision	2.2	0.5
Balance, end of period (note 9)	$4.5	$2.3

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

Currency risk

For the year ended December 31, 2015, the Company was exposed to the risk that future cash flows will fluctuate as substantially all of the Company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables were denominated in or referenced to U.S. dollars. The Company was also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The Company used foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

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

Sensitivity analysis for derivative positions and variable rate debt

					Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2015	Currency and notional amount		Change in rate or price		Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income
Revenue hedges
Currency risk (US$/CDN$)	US$	115.0	5%		$3.7	–	$(4.6)	–
ABL Facility
Interest risk (annualized)	CDN$	40.6	100	bps	(0.3)	–	0.3	–
Interest risk ( annualized)	US$	55.3	100	bps	(0.4)	–	0.4	–

(iii)	Liquidity risk

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

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at December 31, 2015
0 to 11 months	$115.0	0.7835	$115.0	0.7257

At period-end exchange rates, the net amount the Company would incur to settle the above contracts and options is $4.5 million (December 31, 2014 - $2.0 million). At December 31, 2015, purchased U.S. dollar put options and sold U.S. dollar call options are marked to market, and the related gains and losses are recognized in other income.

B.	Qualitative Information about Market Risk

See Item 11A.

C.	Interim Periods

This disclosure item is not applicable.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for an annual report.

A.	Debt Securities

Information not required for an annual report.

B.	Warrants and Rights

Information not required for an annual report.

C.	Other Securities

Information not required for an annual report.

D.	American Depository Shares

This disclosure item is not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

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

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2015. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2015. The assessment is based on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. We are in the process of integrating the acquired mills into our internal control environment. With the exception of internal controls related to the acquired mills, we did not make any changes in internal controls over financial reporting during the period ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2015 management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of December 31, 2015 and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 29, 2016 to that effect.

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2015, management has assessed the effectiveness of our internal control over financial reporting. Based on this assessment, management has determined our internal control over financial reporting was effective as of December 31, 2015, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 29, 2016 to that effect. This document is included in Item 17.

C.	Attestation Report of the REGISTERED Public Accounting Firm

Included in Item 17.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period ended December 31, 2015 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms. Jill Leversage, an individual serving on the audit committee of our Board of Directors, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

ITEM 16B	CODE OF ETHICS

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2015.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the last two financial years, the Corporation incurred the following fees that were paid or payable to its external auditors:

	Period ending December 31
	2014	2015
Audit Fees	$770,000	$1,567,500
Audit Related Fees	23,500	23,500
Tax Fees	84,000	60,000
Total	$877,500	$1,651,000

The services rendered in connection with “Audit Related Fees” in 2015 consisted primarily of the auditor’s involvement with the audit of our pension plan. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

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

The independent registered public accounting firm is not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as independent registered chartered accountants. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Audit Committee must pre-approve the provision of all non-audit services by the independent registered public accounting firm and will consider regulatory guidelines in determining the scope of permitted services. The Audit Committee has pre-approved non-audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work.

In 2015, our Audit Committee approved all audit, tax and other non-audit services performed by our independent registered public accounting firm.

ITEM 16D	Exemptions From Listing Standards for Audit Committees

This disclosure item is not required in an annual report.

ITEM 16E	Purchases of Equity Securities by the Issuer and its Affiliated purchaser

This disclosure item is not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

No change.

ITEM 16G	Corporate Governance

This disclosure item is not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

This disclosure item is not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following financial statements have been filed as part of this annual report.

Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements of Catalyst Paper Corporation

Audited Consolidated Financial Statements;

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014.

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Equity (Deficiency) for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Business Segments for the years ended December 31, 2015, 2014 and 2013.

Notes to the Consolidated Statements.

ITEM 18	FINANCIAL STATEMENTS

See Item 17.

ITEM 19	EXHIBITS

1.1	Articles of Catalyst Paper Corporation (3)

1.2	Bylaws of Norske Skog Canada Limited. (2)

4.1	Chip Supply Agreement dated November 19, 1992 between Crown Forest Industries Limited and Riverside Forest Products Limited, as assigned July 6, 2000 and assigned January 1, 2001 (current parties Catalyst Paper and Tolko Industries Ltd.). (1)

4.1.1	Amending Letter dated August 23, 2005 between NorskeCanada and Riverside Forest Product Limited relating to Chip Supply Agreement referred to in Exhibit 4.1 above (current parties Catalyst Paper and Tolko Industries Ltd.). (4)

4.2	Amended and Restated Chip and Pulplog Supply Agreement dated as of June 23, 1997 between 3264891 Canada Limited, 3264912 Canada Limited and TimberWest Forest Limited, as amended January 1, 1999 (Current parties Catalyst Paper and TimberWest Forest Corp. and TimberWest Forest Company). (1)

4.2.1	Amendment dated October 3, 2002 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 4.2 above. (1)

4.2.2	Amendment dated January 1, 2008 to the Amended and Restated Chip and Pulplog Supply Agreement referred to in Exhibit 4.2 above. (4)

4.2.3	Log Supply Option Agreement dated January 1, 2008 between Catalyst Paper, TimberWest Forest Corp. and TimberWest Forest Company amending agreement referred to in Exhibit 4.2 above. (4)

4.3	Amended and Restated Timber Harvesting Management Agreement dated as of January 1, 1999 between Fletcher Challenge Canada Limited, TimberWest Forest Corp. and TimberWest Forest Company (current parties Catalyst Paper Corporation, TimberWest Forest Corp and TimberWest Forest Company Partnership). (1)

4.3.1	Amendment dated January 1, 2008 to Amended and Restated Timber Harvesting Management Agreement referred to in Exhibit 4.3 above. (4)

4.4	Chip and Log Supply Agreement dated as of June 8, 1998 between MacMillan Bloedel Limited and MB Paper Limited (current parties Western Forest Products Inc. and Catalyst Paper Corporation). (2)

4.4.1	Amendment dated March 28, 2006 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (4)

4.4.2	Amendment and Waiver dated October 10, 2006 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (4)

4.4.3	Amendment dated December 5, 2008 to Chip and Log Supply Agreement referred to in Exhibit 4.4 above. (4)

4.5	Chip and Sawlog Supply Agreement dated September 8, 1980 between British Columbia Forest Products Limited and Doman Industries Limited. (4)

4.5.1	Amendment dated December 2, 2002 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.2	Amendment dated November 2, 2004 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.3	Amendment dated February 1, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.4	Amendment dated June 27, 2005 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.5.5	Amendment dated October 10, 2006 to Chip and Sawlog Supply Agreement referred to in Exhibit 4.5 above. (4)

4.6	Chip and Pulplog Supply Agreement dated July 1, 2004 between Teal Jones and Norske Canada (current parties Teal Jones and Catalyst Paper). (4)

4.7	Restructuring and Support Agreement, entered into on March 12, 2012 among Catalyst Paper Corporation, certain of its subsidiaries and certain holders of its 2014 Notes and 2016 Notes. (6).

4.8	Indenture, dated as of September 13, 2012, governing the Company’s issuance of secured debentures, notes, bonds or other evidences of indebtedness in an unlimited aggregate principal amount to be issued from time to time pursuant to the Indenture, among Catalyst, the subsidiary guarantors and Wilmington Trust, National Association, as trustee. (7)

4.9	First Supplemental Indenture dated as of September 13, 2012, among the Company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Company’s PIK Toggle Senior Secured Notes due October 30, 2017. (7)

4.10	Second Supplemental Indenture dated as of September 13, 2012, among the Company, the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee governing the terms of the Company’s Floating Rate Senior Secured Notes due September 13, 2016. (7)

4.11.	Credit Agreement dated as of September 13, 2012 among the Company, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada. (8)

4.11.1	First Amending Agreement to Credit Agreement dated as of March 20, 2014 among the Company, certain lenders party thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada. (10)

4.12	Credit Agreement dated as of March 20, 2014 among the Company, certain lender parties thereto, Canadian Imperial Bank of Commerce as Administrative Agent and Co-Collateral Agent with Wells Fargo Capital Finance Corporation Canada.(10)

6.1	Statement explaining calculation of earnings per share (EPS) (9)

7.1	Statement explaining the calculation of any ratios in the report (9)

12.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (9)

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (9)

15.1	Consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2014 and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2015. (9)

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

(10)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on March 9, 2015.

(9)	Filed herewith.

(8)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 25, 2012.

(7)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on September 21, 2012.

(6)	Previously filed (No. 000-49751) on Form 6-K of Catalyst Paper Corporation on March 13, 2012.

(5)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 12, 2010.

(4)	Previously filed (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on May 14, 2009.

(3)	Previously filed with registration statement (No. 000-49751) on Form 20-F of Catalyst Paper Corporation on March 19, 2013.

(2)	Previously filed with registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002.

(1)	Previously filed with the registration statement (No. 333-82406) on Form F-4 of Norske Skog Canada Limited on March 1, 2002. Confidential information has been omitted and has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CATALYST PAPER CORPORATION

By:	\\s\\ Frank De Costanzo
	Name:	Frank De Costanzo
	Title:	Senior Vice President & Chief Financial Officer

Date: March 31, 2016